Form 20-F
period 2000-12-31
IIS INTELLIGENT INFORMATION SYSTEMS LTD
filed 2001-06-28
CIK 742358

                                   FORM 20-F

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

           [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000
                                            -----------------

                                       OR
            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from _________ to ________

                          Commission File No. 0-13012
                                              -------

                 I.I.S. Intelligent Information Systems Limited
                 ----------------------------------------------
    (Exact name of Registrant as specified in its charter and translation of
                        Registrant's name into English)

                                     ISRAEL
                                     ------
                (Jurisdiction of incorporation or organization)

                    33 Jabotinsky Street, Ramat Gan, Israel
                    ---------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
                 Ordinary Shares, NIS 0.003 par value per share
                 ----------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                 None

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2000, the Registrant had 8,987,324 Ordinary Shares, NIS 0.003 par value per share, outstanding ("Ordinary Shares").

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes     X      No ____________
         ----------

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 _______ Item 18    X
                             ------


This Annual Report on Form 20-F contains historical information and forward-looking statements. Statements looking forward in time are included in this Form 20-F pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Form 20-F and in other reports, please refer to the discussions of risk factors detailed in, as well as the other information contained in, the Company's filings with the Securities and Exchange Commission during the past 12 months.

                                     PART I

Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
-------   -----------------------------------------------------

          Not applicable.

Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
-------   ---------------------------------------

          Not applicable.

Item 3.   KEY INFORMATION
-------   ---------------

A.  Selected Financial Data.

The following selected consolidated financial data of the Company as of December 31, 2000 and 1999 and for the three years ended December 31, 2000, are derived from the Company's audited consolidated financial statements which are included in this Annual Report and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 1998, 1997 and 1996 and for the years ended December 31, 1997 and 1996 have been derived from audited consolidated financial statements not included in this Annual Report and have also been prepared in accordance with U.S. GAAP. The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5 (Operating and Financial Review and Prospects), and the Consolidated Financial Statements included elsewhere in this Annual Report.

Statement of Operations Data (in thousands, except per share data):
-------------------------------------------------------------------

                                                                      Year Ended December 31,
                                                                      -----------------------
                                                     1996          1997          1998         1999         2000
                                                     ----          ----          ----         ----         ----
Sales revenues                                   $ 54,431       $37,981      $ 31,481      $ 5,408      $    96
Maintenance and other services revenues             8,529         6,417         4,467          547           --
  Total revenues                                   62,960        44,398        35,948        5,955           96
Cost of sales                                      41,542        26,930        23,327        4,484           27
Inventories write off                               4,900            --         5,442           --           --
Cost of maintenance and other services              8,935         5,316         2,836          429           --
  Total cost of revenues                           55,377        32,246        31,605        4,913           27
Gross profit                                        7,583        12,152         4,343        1,042           69
Research and                                        3,768         2,719         2,410          686          925
  development costs, net
Selling and marketing expenses                     16,199         9,245         7,589        1,417          639
General and administrative expenses                 9,071         6,465         5,870        1,777          899
Write-off of trade receivables                      1,200            --           470           --           --
Restructuring & reorganization expenses             3,500            --         1,071          467           --
Operating loss                                    (26,155)       (6,277)      (13,067)      (3,305)      (2,394)
Financial income (expenses), net                      497          (203)       (1,022)         173          277
Other income (expenses), net                          437           (36)         (267)      (1,770)         (12)
Loss before income taxes and                      (25,221)       (6,516)      (14,356)      (4,902)      (2,129)
minority interest
Income taxes                                           --            75            --           --           --
Minority interest in losses of                         --            --            --           55          740
 subsidiary
Net loss                                         $(25,221)      $(6,591)     $(14,356)     $(4,847)     $(1,389)
Basic and diluted net earnings (loss)              $(5.43)       $(1.41)       $(2.55)      $(0.55)      $(.016)
 per share
Weighted average number of shares used              4,649         4,649         5,621        8,860        8,901
 in computing basic and diluted net
 earnings (loss) per share (in
 thousands)

                                                          At December 31,
                                                          ---------------

Balance Sheet Data (in thousands):                 1996         1997        1998         1999         2000
----------------------------------                 ----         ----        ----         ----         ----
Working capital                                 $18,508      $14,175     $ 3,761       $5,590       $2,254

Cash and cash equivalents                        11,098        5,958       5,661        7,350        3,077
Total assets                                     44,131       35,326      17,992        8,496        6,349
Short-term bank credits                             829        2,370       3,588          142           10
Long-term debt                                     ----        2,706         568          122        2,839

Shareholders' equity                            $22,946      $16,289     $ 4,005       $2,757       $1,882

B.    Capitalization and Indebtedness.

       Not applicable.

C.   Reasons for the Offer and Use of Proceeds.

       Not applicable.

D.   Risk Factors.

     An investment in the Company involves a high degree of risk. The following risk factors should be considered carefully in evaluating an investment in the Company. Since StoreAge Networking Technologies Ltd. ("StoreAge") is the Company's most valuable asset, a number of the following risks relate to the Company's investment in, and affiliation with, StoreAge.

     We Depend on StoreAge's Future Success For Continued Growth. We are highly dependent on the success of our StoreAge affiliate for future profits. We cannot assure you that StoreAge will prove commercially successful, or that our investment in StoreAge will be profitable. To date, StoreAge's revenues have been very limited.

     We have a History of Substantial Recurring Losses. We lost approximately $1.4 million during the year ended December 31, 2000, $4.8 million during the year ended December 31, 1999, $14.4 million during the year ended December 31, 1998, $6.6 million during the year ended December 31, 1997, and $25.2 million during the year ended December 31, 1996. Our ability to achieve profitable operations depends on, among other things, the successful marketing of storage technology products which we have only recently introduced into the market. However, we cannot assure you that we will become and stay profitable.

     Since We Have a Minority Ownership Interest in StoreAge, Our Interest in StoreAge's Profits and Our Ability to Direct Its Business Affairs Are Limited. Our interest in StoreAge was reduced following StoreAge's recently completed private placement (described below) to a 39% ownership interest (and may be further reduced). Cisco Systems, Inc., CDC Holdings Ltd., Morgan Keegan Entities, Genesis Partners, Koonras Technologies Ltd., The Challenge Fund and Ophir Tech Ltd. (together, the "Private Investors"), hold the remaining 61% ownership interest. Because we hold a diminished percentage interest in StoreAge, our shareholders will also have a smaller indirect interest in StoreAge. In addition, future financing needs of StoreAge are likely to require additional private or public equity financing, thus further diluting our shareholding percentage. The significant ownership interest in StoreAge held by the Private Investors (which may be further increased) and the rights granted to the Private Investors, including preferences in liquidation and receipt of dividends, registration rights and various negative covenants, will also reduce the flexibility that we will have in the operation and any future disposition of StoreAge.

     Our Future Capital Needs Could Adversely Affect Us if We are Unable to Raise Additional Capital. Given the business levels we presently expect, we believe that our existing cash on hand will be sufficient to meet our working capital requirements, including normal capital expenditures, for at least the next 12 months, and that StoreAge's existing cash on hand, including the net proceeds of its recent private placement, will be sufficient to meet its working capital requirements, including normal capital expenditures, for at least the next 12 months. However, continued losses could reduce StoreAge's and/or our working capital and cash equivalents, which could adversely affect StoreAge's or our future operations unless we secure additional financing. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of business opportunities or respond to competitive pressures.

     We Have Incurred Substantial Indebtedness. We have incurred substantial indebtedness, in the form of the $3,000,000 principal amount of debentures described below. On December 20, 2000, we entered into a securities purchase agreement under which we issued 30 units, each consisting of $100,000 principal amount of our convertible secured debentures (the "Debentures") and three-year non redeemable warrants (the "Warrants"). If a substantial portion of the Debentures are not converted into Ordinary Shares, we will have to repay the principal amount of the unconverted Debentures, plus interest. The degree to which we are leveraged could have important consequences to our shareholders, including the following: (i) our ability to obtain additional financing in the future for acquisitions, general corporate purposes or other purposes, may be impaired; (ii) a substantial portion of our available cash must be dedicated to the payment of the principal of and interest on our existing debt; (iii) the Debentures contain certain restrictive operating covenants; (iv) we might be placed at a competitive disadvantage in comparison to certain less-leveraged competitors; (v) the Debentures are subject to floating rates of interest, causing us to be vulnerable to increases in interest rates; and (vi) our substantial degree of leverage could make us more vulnerable in the event of a continued downturn in general economic conditions. The holders of the Debentures have a floating charge on all of our assets, including our shares in StoreAge, our primary asset, and thus have rights in those assets in the event of a default under the terms of the Debentures, senior to the rights of our shareholders.

     Competition From Other Companies That Have Greater Resources Than We Do
Could Adversely Affect Us.   The markets in which StoreAge's technology products
will be sold, especially the United States, are highly competitive. Most of our competitors have substantially greater financial, technical and marketing resources than we do.

     Our Business Prospects May Suffer If StoreAge Is Unable To Keep Up With The Rapid Technological Developments In The Storage Industry. The market for StoreAge's products is characterized by rapidly changing technology and evolving industry standards. The introduction of new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. StoreAge's ability to anticipate such changes and to develop and introduce successfully new and enhanced products on a timely basis will be a very significant factor in its ability to grow and to remain competitive. StoreAge will need to make substantial expenditures (including commitments to pay royalties) for research, development and introduction of new products. If StoreAge is unable, for technological or other reasons, to develop products in response to changes in the industry, its business and our prospects will be materially and adversely affected. We cannot assure you that StoreAge will not encounter technical or other difficulties that could delay the introduction of new products in the future. If StoreAge is unable to introduce new products in response to changes in the industry, StoreAge's business and the market price of our Ordinary Shares will be materially and adversely affected.

     If There Are Changes in StoreAge's Future Customers' Requirements, Its Business May Suffer. The markets for computer and storage technology equipment are changing rapidly and often unpredictably. Changes in customer requirements and preferences, introduction or modification of new industry standards, or variations in the relative cost-effectiveness of different storage technology solutions could adversely affect its growth and future financial performance. If future customer requirements differ from those projected by StoreAge, its future product sales would be adversely affected.

     Our Business Depends on a Limited Number of Key Personnel, the Loss of Whom Could Adversely Affect Us. Our continued success depends to a significant extent upon the performance of our senior executives. We do not maintain key-man life insurance policies covering any of our executives. The loss of one or more senior executives' services would likely have a material adverse effect on us.

     Our Quarterly Results May Fluctuate. Our future quarterly results may vary significantly due to a combination of several factors, including fluctuations in research and development expenses and the absence of sales.

     Anti-takeover Provisions Could Negatively Impact Our Shareholders. Provisions of Israeli law may delay, prevent or make difficult an acquisition of our Company, which could prevent a change of control and therefore depress the price of our stock. Israeli corporate law regulates mergers and acquisitions of shares through tender offers in certain circumstances, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions.

     Because Our Board of Directors Is Classified, it Could Hinder a Merger, Proxy Contest or Tender Offer, Whether or Not They Would Be Beneficial to Our Shareholders. The classification of our board of directors could delay or impede the removal of incumbent directors and could therefore complicate a merger, tender offer or proxy contest involving us, even if such events would be beneficial to the interests of our shareholders, or could discourage a third party from attempting to acquire control of the Company.

     A Substantial Number of Our Shares Can Be Sold in the Future under Rule 144, Which Could Lower the Price of Our Shares. Existing shareholders may sell Ordinary Shares pursuant to Rule 144

("Rule 144") promulgated under the Securities Act, or otherwise. In addition, warrants ("Settlement Warrants") granted to certain parties as part of a settlement of a class action filed against the Company may be exercised for Ordinary Shares and such Ordinary Shares may then be sold. Additionally, we issued Debentures and Warrants pursuant to a securities purchase agreement which may be converted and exercised, respectively, for Ordinary Shares which may then be sold. Such sales could adversely affect the price of the Ordinary Shares. We cannot predict the effect that future sales of the Ordinary Shares, or the availability of the Ordinary Shares for future sales, will have on the market price of the Ordinary Shares. Prevailing market prices for the Ordinary Shares could drop if substantial amounts of the Ordinary Shares are sold, or if others perceive that such sales could occur. In addition, proposed changes in Israeli taxation of capital gain may result in the sale of a substantial number of the Ordinary Shares in a short period of time in the future.

     We May Not Pay Dividends. We have not declared or paid dividends on our Ordinary Shares since 1989, and do not intend to declare or pay any dividends to our shareholders in the foreseeable future.

     Our Share Price May Be Volatile. The market price of our Ordinary Shares may fluctuate following the announcement of financial results or new product introductions by us or our competitors or other matters such as military, political or economic developments in the Middle East and the market for technology stocks generally.

     The Market Price of our Ordinary Shares May Fall Due to Dilution Resulting From the Issuance of the Shares. If the Debentures are converted or the Warrants or Settlement Warrants are exercised, the existing holders of the Ordinary Shares will suffer substantial dilution.

     Our Financial Results May Be Adversely Affected By Inflation and Currency Fluctuations. Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations. The majority of our expenses are paid in NIS (primarily salaries) and are influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

     Since StoreAge Currently Has a Limited Number of Customers, Loss of Any One Customer in the Future as StoreAge Builds Its Customer Base Could Hurt Its Business. A material percentage of StoreAge's revenues are derived from a limited number customers. We do not anticipate that StoreAge generally will enter into long-term contracts with its customers, and customers generally will have certain rights to extend or delay the shipment of their orders or cancel orders without penalty. Loss of one or more principal customers or a material decrease in orders could materially and adversely affect its business, financial position and results of operations.

     StoreAge's Proprietary Technology Enjoys Only Limited Protection; Third-Party Claims of Infringement Could Harm StoreAge's Business. StoreAge has limited patent protection for its products and has attempted to protect its proprietary software and other intellectual property rights through trade secrets, nondisclosure agreements and other measures. StoreAge has applied for several patents for its technology. We cannot assure you, however, that StoreAge will receive these patents and/or be able to protect its proprietary software and other intellectual property rights adequately or that competitors, all of whom have legitimate access to any non-proprietary technical standards utilized by StoreAge will not be able to develop similar technology independently. For example, a number of StoreAge's competitors are producing or plan to produce products that incorporate Virtualization technology.

     Third parties may from time to time notify StoreAge that it may be infringing patents owned by or proprietary rights of third parties, although no such claims are currently pending against StoreAge. If necessary, StoreAge may have to seek a license under any such patent, or redesign or modify its products and processes in order to avoid infringement of such patents. There can be no assurance that such a license would be available on acceptable terms, if at all, or that StoreAge could so avoid infringement of such patents, in which case StoreAge's business, financial position and results of operations could be materially and adversely affected.

     There has been substantial litigation in the technology industry regarding intellectual property rights, and litigation may be necessary to protect StoreAge's proprietary technology. It is also possible that StoreAge will increasingly have to litigate infringement claims with companies in the storage system market, as the number of competitive products and companies grow. Any such claims or litigation may be time-consuming and costly, cause product shipment delays, require StoreAge to redesign or modify its products or require StoreAge to enter into royalty or licensing agreements, any of which could have a material adverse effect on StoreAge's business, operating results or financial condition. Despite StoreAge's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of StoreAge's products or to obtain and use information that StoreAge regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great
an extent as do the laws of the United States.   There can be no assurance that
StoreAge's means of protecting its proprietary rights will be adequate or that StoreAge's competitors will not independently develop similar technology or duplicate StoreAge's products or design.

     StoreAge Depends on a Limited Number of Key Suppliers of Key Components to
Manufacture Its Products.   StoreAge's reliance on a limited number of suppliers
for key components of its products, the absence of long term purchase agreements with those suppliers, the fact that StoreAge is likely to maintain only minimum inventory levels and the fact that there may be a significant market demand for those components involve several risks in addition to inadequate supply. These risks include potential price increases, selective supply allocations, late deliveries and poor component quality. We cannot assure you that StoreAge will not experience shortages of key components in the future or that StoreAge will not be subject to selective supply allocations and increased prices of components. Any shortage of key components and any delay or other difficulty in obtaining such components from other suppliers and integrating them into StoreAge's products could materially and adversely affect StoreAge's business, financial position and results of operations.

     StoreAge Depends on Subcontractors to Manufacture its Products. StoreAge depends on subcontractors to manufacture its products. StoreAge's future results of operations will be dependent in large part upon its ability to have products manufactured and delivered promptly upon the receipt of orders and to provide prompt and efficient service to its customers. As a result, any disruption of its day-to-day operations, or the day-to-day operations of its subcontractors, could have a material adverse effect upon StoreAge. StoreAge's operations, including, research, marketing, customer service and distribution functions, are based in and managed from a single facility in Israel. It relies on the manufacturing facilities of subcontractors that may be based in and managed from a small number of facilities in Israel. A fire, flood, earthquake or other disaster or condition affecting these facilities could disable these functions. Any such damage to, or other condition interfering with the operation of, these facilities would have a material adverse effect on the business of StoreAge and its financial position and results of operations.

     StoreAge is Subject to Warranty Claims for Defective Products. Products offered by StoreAge may contain defects in hardware, software or workmanship that remain undetected until after commercial shipment. Any loss or delay in customer or market acceptance attributable to such defects or any material replacement or repair expenses due to any such defects could have a material adverse effect on StoreAge's business, financial position and results of operations.

     StoreAge's Planned International Expansion Will Expose It to New Risks. StoreAge intends to expand its operations internationally. These efforts will require significant management attention and financial resources. There can be no assurance that these efforts will be successful. Although sales are effected in U.S. dollars, international sales are subject to a number of risks, including longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, the burden of complying with a variety of foreign laws, potentially adverse tax consequences, currency fluctuations, the imposition of currency exchange or price controls, and political and economic instability abroad. If StoreAge increases its international sales, seasonal fluctuations may also affect to a greater extent StoreAge's total revenues due to lower sales that typically occur during the summer months in Europe and other parts of the world.

     Conducting Business In Israel Entails Special Risks.   We are incorporated
under the laws of, and our executive offices and research and development facilities, and those of StoreAge, are located in, the State of Israel.
Although most of StoreAge's sales are made to customers outside Israel, it is nonetheless directly affected by the political, economic and military conditions affecting Israel. Any of StoreAge's manufacturing operations would be heavily dependent upon components imported from outside of Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations and that of StoreAge. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Moreover, while Israel is in the process of conducting peace negotiations with the Palestinian Authority, since September 2000 there has been a significant deterioration in the relationship between Israel and the Palestinian Authority and as a result of violence between Israelis and Palestinians, the peace process between the parties has stagnated. Efforts to resolve the problem have failed to result in an agreeable solution. Continued hostilities between the Palestinian community and Israel and any failure to settle the conflict may have a material adverse effect on our business and that of StoreAge. Further deterioration of hostilities into a full scale conflict might require more widespread military reserve service by our and StoreAges's employees that may have a material adverse effect on our business and that of StoreAge. In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on us and StoreAge.

     On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals and would also affect corporate taxation. In particular, the proposed reform would reduce but not eliminate the tax benefits available to approved enterprises. The Israeli cabinet of the previous government approved the recommendation in principle. The new Israeli government has declared that it intends to recommend tax reforms but has not approved the May 4, 2000 report or any alternative reform. Implementation of any reform requires legislation by Israel's Knesset. We are not certain whether the proposed reform will be adopted, when it will be adopted or what form reforms will ultimately take or what effect it will have on us.

Item 4.   INFORMATION ON THE COMPANY
          --------------------------

A.  History and Development of the Company.

     Until early 1999, I.I.S. Intelligent Information Systems Limited ("IIS" or the "Company") was engaged in the development, manufacture, marketing and service of data communication and intelligent peripheral products targeted at the International Business Machines ("IBM") midrange, IBM mainframe and open systems computing environments. In late 1998, the Company implemented a restructuring plan (the "Restructuring") which resulted in the disposition of most of the assets of the Company, substantial changes in the Company's structure and a focus exclusively on storage area networking ("SAN"). For information regarding the Company's products prior to completion (in early 1999) of the Restructuring, please refer to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1997.

     In January 1999, StoreAge Networking Technologies Ltd., an Israeli company, ("StoreAge") was organized as a wholly-owned subsidiary of IIS and commenced development and marketing of products based on its SAN Virtualization technology.

     In January 1999, the Company divested itself of its 62.3% equity interest in NetWiz Ltd., an Israeli development-stage company ("NetWiz"). In the transaction, it transferred its entire interest in NetWiz to a non-affiliated third party and such non-affiliated third party assumed all liabilities associated with such interest. The divestiture required the Company to expend $945,000. Net gain realized as a result of the sale of NetWiz amounted to $616,000.

     In February 1999, the Company disposed of its networking products and network integration services division, which was comprised of Adanet Communications, Ltd. ("Adanet"), an Israeli company which the Company acquired in June 1994, and I.I.S. Computer Maintenance and Services (1983) Limited ("I.I.S. Maintenance"), an Israeli company. The Company realized net proceeds of $1.506 million and net gain of $175,000 as a result of the sale of Adanet and I.I.S. Maintenance.

     In March 1999, the Company sold most of the assets and the buyer assumed most of the liabilities of its Decision Data Division ("Decision Data"), which comprised all of the Company's United States, United Kingdom and German operations. The Company realized net proceeds of $2.487 million and net gain of $205,000 as a result of the sale of Decision Data.

     During November 2000, the Company acquired the assets of Eastek Embedded Systems (Meitav) Ltd. ("Eastek"), a private Israeli software company, to enhance its R&D capabilities in order to develop synergetic software solutions for the SAN market.

     In December 2000, the Company completed a private placement of $3 million in the issuance of convertible subordinated notes and warrants to qualified investors. The net proceeds from the offering were used to fund the Company's investment in StoreAge's second round of financing.

     On January 25, 2001, StoreAge completed its second round of financing, raising a total of $25 million from strategic and institutional investors in a private placement. The Company was an investor in the financing, investing a total of $4.2 million. Following the consummation of the financing, the Company held 39% of the outstanding shares of StoreAge.

     IIS was incorporated in Israel in 1980. The executive offices of the Company are located at 33 Jabotinsky Street, Ramat Gan, Israel, its telephone number is (+972) 3-751-0007 and its facsimile number is (+972) 3-575-0595. The Company's agent in the United States is Brown Raysman Millstein Felder & Steiner LLP located at 900 Third Avenue New York, NY 10022.

B.  Business Overview.

     With the ever growing need for storage in computing systems, resulting among other things from the wide applications of Internet and Intranet technologies, coupled with the deployment of data warehouses and other decision support systems, the storage industry is changing its structure. Storage is developing into a separate industry, with information technology departments seeking to purchase storage systems independently from purchasing and upgrading computing environments. An additional aspect of the phenomenal growth of the installed storage is the increasing dependency of users on their storage systems and, hence, the requirement for high availability as well as protection from malfunctions and disasters.

     With data growing at an exponential rate, it was inevitable that a logical method of data storage, retrieval and management be developed, thus the formation of storage area networks ("SANs"). A SAN configuration is typically based on a "fabric" of fibre channel cables, switches and hubs that provide the connectivity necessary to establish data patterns between a heterogeneous set of servers and storage devices on a many-to-many basis. This storage network helps companies gain a competitive edge by assisting them in the management of storage and the retrieval of the explosive growth of stored digital data. SAN provides users with the ability to quickly share information assets, regardless of their location, in any desired format. SAN technology enables the user to connect multiple hosts to multiple storage systems using a hub or a switch, making all storage systems accessible to all or specified servers.

     The complexity, rapid growth and increased importance of data to mission-critical applications has led to the development of storage management software. This software allows IT managers to effectively manage and maintain the integrity of the data stored. The growing size and complexity of storage installations, combined with the rapid growth in the demand for storage, has made the administration of storage resources more challenging as administrators seek to solve the problem of assuring the availability of data across multiple platforms and geographies. Consequently, the storage management process now has much broader implications for many organizations. Enterprises now want integrated storage management solutions that provide centralized management of storage resources and support high data availability, scalability, and performance in heterogeneous environments.

     In order to enable total focus on the new fast growing, large SAN and fibre channel market, in January 1999, IIS formed StoreAge, a separate entity whose sole purpose is to concentrate on storage networking development activities.

     StoreAge's goal is to be a leader in the storage networking industry. Its personnel has extensive experience in the design and implementation of leading edge technologies. Its mission includes the development and deployment of products and services in areas such as (i) a Redundant Array of Independent Disks ("RAID") storage system for Open Systems (including NT, Linux and UNIX),
(ii) storage networking middleware (distributed RAID, volume management), (iii) storage management software, and (iv) storage related applications, such as snapshot, remote mirroring and others. The innovative approach to enterprise storage systems proposed by StoreAge has attracted interest from original equipment manufacturers ("OEMs"), including those whose range of options do not include similar solutions. Therefore, StoreAge is employing an OEM market strategy, as opposed to a direct market strategy targeted at end-users.

     StoreAge seeks to make strategic alliances with major corporations that have developed customer bases, such as computing platforms manufacturers, networking platforms manufacturers and possibly storage systems manufacturers. Such strategic alliances and business cooperation may benefit StoreAge by providing it with promising distribution avenues, while introducing these partners to StoreAge's advanced technology and products.

Products and Systems

     In June 2001, the Company launched the iSCSI SWAT line, an advanced suite of applications for enhanced development, testing and verification of storage solutions and peripherals based on the Internet Small Computer Systems Interface ("iSCSI") specification for the SAN. iSCSI is a new protocol that is expected to eventually replace the "Fibre Channel" protocol currently being used for SAN. The advantage of the iSCSI is that it works with standard Ethernet (Fast and Gigabit Ethernet), the existing enterprise infrastructure built over many years for a Local Area Network ("LAN"). iSCSI enables the creation of cost-effective and high-performance storage solutions for the SAN by extending the capabilities of regular Ethernet to include the transfer of storage data without sacrificing ease of access. The iSCSI SWAT emulates an iSCSI environment and provides a rich multiple document, graphical user interface ("GUI") that incorporates all professional features and functionality within a single test environment interface.

     StoreAge's family of products include the Storage Virtualization Manager ("SVM(TM)"). StoreAge has developed the SVM(TM) as a SAN storage management solution. The SVM(TM) is a storage area network appliance that works with StoreAge's proprietary software through the creation and allocation of virtual volumes ("virtualization") to provide overall virtual volume management in a heterogeneous SAN environment. The SVM(TM) features physical device monitoring, volume definitions and virtual storage allocations for all servers and storage connected to the Fibre Channel loop or fabric. It provides a common GUI through which storage is virtualized and selectively presented to users in a flexible way. Unlike other competing management solutions, the SVM(TM) does not impose any performance degradation on the I/O traffic on a SAN.

     The SVM(TM) serves as a platform for storage applications, such as remote mirroring and snapshot, and is a key enabler for functions such as serverless, LAN-free backup, shared file systems and multi-node clusters among other services that require a uniform overall view of and multiple access to all storage resources of the enterprise ("Storage Applications").

     The SVM(TM) enables the flexibility of a centrally managed highly scalable SAN without incurring degradation of performance or high cost of hardware. The SVM(TM) appliance can be a small and inexpensive unit since it does not have to conduct the actual data transfer. In the SVM(TM) based solution all storage is handled uniformly, independent of the type of storage subsystem or operating systems. Virtual volumes can be created, expanded, deleted, moved from server to server and assigned to multiple servers.

     An important aspect of the SVM(TM) is that Storage Applications, in addition to human administrators (via the management GUI), can request volume allocations from the SVM(TM) appliance, giving a SAN new capabilities for improved data management. Applications such as Snapshot and others can create, expand and delete their own volumes, communicating directly with the SVM(TM).

     The SVM(TM) delivers the following key functions critical for SAN management:

 .    SAN manageability: A central point for managing entire SAN resources via a
     Web-enabled intuitive GUI effected through any standard browser and the ability to administer multiple RAID subsystems as if it was one large system (RAID pooling).

 .    SAN Scalability: Unlimited SAN growth from a number of servers, storage capacity, I/O performance or bandwidth viewpoint.

 .    SAN Security: Selective presentation of volumes to users with a fabric zoning control, which protects data from access via unauthorized path.

 .    High Availability: Complete redundancy is supported. Modifications to the system are done on the fly without system re-boot. SAN bottlenecks are avoided due to multiple paths with load balancing and automatic failover.

 .    Interoperability and Sharing: Volume masking enables sharing of storage among servers with different OS and FS. Volumes can be seen by more than one host, creating an ideal platform for shared file systems and clusters. Volumes can be moved from host to host (without copying).

 .    Performance Enhancement: Striping across RAID subsystems for increased performance. Performance statistics help to facilitate removal of SAN bottlenecks.

SVM(TM) provides a central management point for storage virtualization while the data is directly transferred between the host computer and storage devices.
This architecture meets all key requirements from a good virtualization scheme and in particular the total independence of the virtual storage from both the servers and the storage subsystems, thus creating true heterogeneous SANs.

SVM(TM) provides significant scalability, performance, reliability and price advantages over alternative architectures.

Sales and Marketing

     StoreAge's objective is to become the leading provider of SAN Storage Management software solutions offering high availability and increased protection of data over distributed networks. In order to achieve this objective, StoreAge is pursuing the following strategies:

     .    Accelerate sales through strategic partnerships with OEM suppliers

     .    Develop a reseller distribution channel

     .    Accelerate the build-up of its U.S. operation


     StoreAge targets its products to industry leaders in the following areas:

 .    Server Suppliers. These companies design, make and sell the computers that are shared on a network. Traditionally they are also the largest suppliers of storage used by these servers. Some of the largest companies in this area include Compaq Computer Corp., Dell Computer Corp., Hewlett-Packard Company, IBM Corp. and Sun Microsystems, Inc.

 .    Storage System Suppliers. Storage systems suppliers make products such as disk and tape drives and cartridge libraries. Some of the biggest enterprises in this space include Data General, a Division of EMC Corp. and Storage Technology Corp.

 .    Systems Integrators. Systems integrators custom-design data storage systems for organizations. These companies include Electronic Data Systems Corporation (EDS) and Datalink Corp.

 .    Suppliers of Computer-Based Products with High Storage Content.

 .    Storage Service Providers. These companies provide outsourced data storage services to organizations. The main companies include StorageNetworks, Inc. and Storability, Inc.

     StoreAge has traditionally marketed its products through one-on-one presentations to potential OEM partners, as well as through appearances at industry conferences/trade shows. In addition, StoreAge also promotes its products through frequent press releases covering its developments and technological breakthroughs and through StoreAge's Web site located at www.store-age.com.
-----------------

     StoreAge's major markets are in the US. In particular, most of the potential OEM partners are U.S. based companies with only a small number in Europe and the Far East. StoreAge opened its first U.S. office in Scottsdale, Arizona, in May 2000. StoreAge has started hiring key personnel in the U.S. office and plans on expanding its U.S. presence in the near future. Until recently, the members of senior management shared sales and marketing responsibilities.


Product Research and Development

     The Company is currently engaged in the Internet Small Computer Systems Interface ("iSCSI") space and is looking into new applications for its iSCSI and storage expertise. The Company has a continuing program of product research and development that is exclusively directed at developing new data storage products for open systems environments. The Company's research and development staff works closely with its marketing and field personnel in an effort to determine emerging user needs and continually reviews and evaluates technological changes affecting the Company's markets.

     In past years, a significant portion of the Company's and StoreAge's research and development expenses have been financed by grants from the office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "Chief Scientist"), which typically provides grants up to 50% of the expenditures connected with a project which it approves, in return for royalties at the rate of 3% to 5% of sales of products developed with funds provided, up to a dollar-linked amount equal to the grant received bearing interest of LIBOR in respect of the particular project. The terms of these grants prohibit the manufacture of products developed outside of Israel and the transfer of the technology developed through projects funded by these grants to any person or entity without the prior consent of the Research Committee of the Chief Scientist. There can be no assurance that such consent, if requested, will be granted.
Such restrictions do not apply to exports of the Company's or StoreAge's products developed with the assistance of the Chief Scientist. As of December 31, 2000, both the Company and StoreAge ceased to apply for grants from the Chief Scientist due to the restrictions described above and certain other restrictions on the sale of technology under the terms of the grants. The elimination of such grants requires additional expenditures by the Company and StoreAge and, accordingly, will result in increased net research and development expenses in the future.

     The following table shows the net consolidated research and development expenditures of the Company and participation in such expenditures by the Chief Scientist since 1998:

                                                                            Year Ended December 31,
                                                                            -----------------------
                                                                      1998             1999           2000
                                                                           (in thousands)

Company-funded research and                                         $2,410            $ 686         $  925
   Development expenditures
Chief Scientist participation                                       $  261            $ 223         $  403
                                                                    ------            -----         ------
Total outlay for research and
   Development                                                      $2,671            $ 909         $1,328
                                                                    ======            =====         ======



     In 1998, 1999 and 2000, the Company incurred royalty expenses of approximately $20,000, $63,000 and $15,000 respectively, for payment to the Chief Scientist. These amounts were included in cost of sales expenses for such periods. The Company's net research and development expenses constituted 6.7% and 11.5% of total revenues for the years ended December 31, 1998 and 1999, respectively. The Company's net research and development expenses exceeded total revenues by $829,000 for the year ended December 31, 2000.

     As of December 31, 2000, the Company and StoreAge had a research and development staff of 5 and 25 employees, respectively. All such employees are engineers and technicians engaged in applied research, development of new products and enhancement of existing products.

     Despite the Company's commitment to product research and development, there can be no assurance that any of the Company's development efforts will result in commercially successful products, that such products will be released in a timely manner or that the Company will be able to respond effectively to technological changes or new product announcements by others.

Customer Service and Support

     In conjunction with implementing an OEM strategy, StoreAge has chosen not to invest a significant part of its resources in building direct customer service and support, but instead has chosen to invest in making strategic alliances with major corporations that have developed customer service and support. StoreAge expects to indirectly provide the same level of support as many of its competitors through these alliances. Therefore, service revenues are not expected to comprise a significant portion of StoreAge's revenues. StoreAge's office in Arizona is providing the first line of support to its OEM customers and system integrators.

Manufacturing

     StoreAge expects that some of its customers will prefer to license its designs and have the modules produced by their own sources, and, in such cases, it is not expected that StoreAge will be directly involved in the production or assembly of hardware modules, unless its OEM customers require it.

     To the extent necessary, StoreAge expects to implement its production through authorized sub-contractors. By relying on other companies to supply certain key components of its products that are available only from limited sources in the quantities and quality demanded by StoreAge, the company runs the risk that there may be a shortage in certain products it obtains from these outside vendors. For example, some of StoreAge's hardware modules are built based on components which may not be available in great quantities in the market, and may have only a single source, such as Intel and Q-Logic. While these sources are major, and generally reliable companies, the fact that there is a single source for some of the components may result in potential supply problems.

Competition

     StoreAge believes it is the first company that has completed the development of an Asymmetric (off-the-data-path) SAN volume (virtualization) management appliance. On June 9, 2000, Compaq announced its VersaStor architecture which is based on similar concepts, however this was a technology announcement only and no products have been formally launched.

     StoreAge's primary competition currently is from companies that offer Symmetric storage virtualization (in-the-data-path). Included in this category are DataCore Software Corporation, FalconStor, StorageApps Inc. and Vicom Systems, Inc. Veritas Software has also announced its intention to release such a software product. StoreAge believes that its off-the-data-path Virtualization technology is far superior to the alternative architecture. StoreAge believes that its system architecture provides it with competitive advantages over its competitors because of main user benefits such as incremental growth capability, scalability, availability and performance and main OEM benefits including cost effective solutions and time to market advantage. However, even with these competitive advantages, there can be no assurance that StoreAge will be able to compete successfully or that competition will not have a material adverse effect on its results of operations.

     In addition, there are a number of companies whose product offerings fall within the bounds of the storage management software market. These companies include major players in the data storage industry, such as Commvault Systems, Inc., Computer Associates International, Inc., Data General, a Division of EMC Corp., Hewlett-Packard Company, IBM Corp., Legato Systems, Inc., Network Specialists, Inc. and Veritas Software. Nevertheless, these companies' storage management applications relate primarily to data backup and replication, disaster recovery and load balancing rather than SAN virtualization and management and, therefore, do not compete directly with StoreAge's solutions, for the most part.

     Some of StoreAge's potential customers may become its competitors in the storage management software market. These companies may dedicate or acquire greater resources in the future geared toward providing storage management solutions that compete directly with StoreAge's products. Such actions could preclude any future relationship between StoreAge and these customers.

     StoreAge also expects that competition will increase as a result of growth in the SAN industry and the resulting increase in demand for SAN management solutions. Current and potential competitors may also establish cooperative relationships among themselves or with third parties, including StoreAge's potential OEM partners, in order to increase the ability of their products to address the needs of prospective customers and end-users. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

     See Note 12 to the Company's Consolidated Financial Statements for information regarding the geographic distribution of the Company's revenues since 1998. Substantially all revenues were generated by assets and operations which have subsequently been disposed of in the Restructuring.

Proprietary Technology and Intellectual Property

     To date, the Company has not entered into any agreements with third-parties whereby it has sold substantially all of its existing rights to technology. However, the Company does contemplate licensing as a means of exploiting its technology as part of its business.

     The Company and StoreAge rely on a combination of trade secret, patent and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in their products. StoreAge has filed several patents for its technology and plans to apply for patent protection on more of its inventions in the future. Currently, StoreAge has very limited patent protection and has registered only certain of its trademarks. It may be possible for unauthorized third parties (including competitors) to copy aspects of StoreAge's products, whether or not in violation of StoreAge's rights. However, the Company believes that, because of the rapid pace of technological change in the networking and data communications and computer industries, legal protection for its products is less significant to its prospects than the knowledge, ability and expertise of its management and technical personnel to rapidly develop and produce new products and product enhancements.

     The Company and StoreAge do not believe that their products, trademarks or other proprietary rights infringe upon the proprietary rights of any third parties. However, there can be no assurance that one or more third parties will not make a contrary assertion. The cost of responding to any such assertion may be material, whether or not the assertion is validated.

C.   Organizational Structure.

     In January 1999, StoreAge, an Israeli company, was organized as our wholly-owned subsidiary and commenced development and marketing of products based on Storage Area Network ("SAN") Virtualization technology. We currently hold 39% of the outstanding shares of StoreAge.

D.   Property, Plants and Equipment.

     Our executive offices are currently located at 33 Jabotinsky Street, Ramat Gan, Israel, where we lease premises of 200 square meters and conduct all of our
business activities.   The annual rent for this space is approximately $43,000,
with total annual occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $24,000.

     StoreAge conducts all of its activities, including their corporate administration, research and development and testing laboratory activity from a 3,150 square foot rented facility located in the Gutwirth Science-Based Industries Center, Technion City, Haifa, Israel. The annual rent for this space is approximately $42,000, with total annual occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $12,000.
StoreAge also leases space of 4420 square feet for its sales and marketing office located in Scottsdale, Arizona. The annual rent for this space is approximately $55,044. StoreAge plans to enter into a new lease for space of 7,650 square feet located in the Nesher area in Haifa, Israel, in which StoreAge will conduct their corporate administration, research and development and testing laboratory activity.

Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
-------   --------------------------------------------

Forward Looking Statements

     Some of the information in this section contains forward looking statements that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward looking statements. See "Risk Factors" for more information.

A.  Operating Results.

General

     IIS is an Israeli company which, following the Restructuring, operates in one business segment - the research, development and, ultimately, production, marketing, sale and/or licensing of products based on SAN space.

     The functional currency of the Company and its subsidiaries is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. The majority of the Company's operations is currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels ("NIS"); however, most of the expenses are denominated and determined in U.S. dollars. Financing and investing activities including loans, equity transactions and cash investments, are made in U.S. dollars. Most of the Company's revenues (58.3% in 2000 and 72.9% in 1999) are from sales and services outside of Israel in United States dollars and other non-Israeli currencies. Where practicable, arrangements are made to ensure that the dollar value of most export sales made in non-dollar currencies is maintained. A majority of the Company's purchases of materials and components are also made in non-Israeli currencies (mainly the dollar). In addition, most marketing costs are incurred outside of Israel. Thus, the functional currency of the Company is the dollar.

     Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States ("FASB") "Foreign Currency Translation".

     The implementation of the Restructuring has resulted in the disposition of most assets of the Company, substantial changes in the Company's structure and a focus on the SAN space, which the Company believes can be structured to become profitable in the next several years. This new business, run by the Company and StoreAge, an affiliate of the Company, focuses on the storage market. The Company believes that new market trends have resulted in the creation of a significant market niche which can be exploited by the Company using its storage technology and which could generate significant sales within two to three years.

Results of Operations

     The following tables set forth for the periods indicated selected income statement items as a percentage of the total revenues of the Company.


                                                                                Year Ended December 31
                                                                 --------------------------------------------------
                                                                         1998               1999               2000
                                                                 --------------------------------------------------
Sales revenues                                                           87.6%              90.8%             100.0%
Maintenance and other services revenues                                  12.4                9.2                  0
                                                                 ------------       ------------       ------------
     Total revenues                                                     100.0%             100.0%             100.0%
                                                                 ------------       ------------       ------------
Cost of sales                                                            64.9               75.3               28.1
Inventories Write Off                                                    15.1                 --                 --
Cost of maintenance and other services                                    7.9                7.2                  0
                                                                 ------------       ------------       ------------
     Total cost of revenues                                              87.9               82.5               28.1
                                                                 ------------       ------------       ------------
Gross profit                                                             12.1               17.5               71.9
Research and development costs, net                                       6.7               11.5                  *

Selling, marketing, general and administrative                           37.4               53.6                  *
  expenses
                                                                 ------------       ------------       ------------
Non recurring charges                                                     4.3                7.9                  *
  (trade receivables write off and restructuring and
   reorganization)
Operating loss                                                          (36.3)             (55.5)                 *
                                                                 ------------       ------------       ------------

Financial and other                                                      (3.6)             (26.8)                 *
  income (expenses), net
Loss before minority interest in losses of subsidiary                   (39.9)             (82.3)                 *
Minority interest in losses of subsidiary                                  --                0.9                  *
                                                                 ------------       ------------       ------------
Net loss                                                                (39.9%)            (81.4%)                *

____________________
* Greater than revenues

Years Ended December 31, 2000, 1999 and 1998

     In 2000, total revenues decreased 98.4% compared with 1999, and in 1999, total revenues decreased 83.4% compared with 1998, reflecting the effects of the Restructuring

     Revenues from sales and services to unaffiliated customers outside of Israel represented approximately 58.3% of revenues in 2000 and 72.9% of revenues in 1999, compared with 65.6% of revenues in 1998. See Note 12 to the Company's Consolidated Financial Statements for additional information regarding the geographic distribution of the Company's revenues since 1998. Substantially all 1998 and 1999 revenues were generated by assets and operations which were subsequently disposed of in the Restructuring.

     Gross profit as a percentage of total revenues was approximately 71.9% in 2000 compared with 17.5% in 1999 and 12.1% in 1998. The increase in 2000 was primarily due to sales of more profitable StoreAge products and other software products. The increase in 1999 was due to the Restructuring.

     Marketing efforts to penetrate the emerging storage area networking market may produce a new source of revenue, offsetting, at least in part, the loss of revenue, but there is no assurance that such revenue growth will occur.

     Total outlays for research and development decreased to approximately $1.33 million in 2000 and $909,000 in 1999 compared with approximately $2.67 million in 1998. The net cost to the Company of such outlays was $925,000 ($829,000 greater than revenues) in 2000 compared with approximately $686,000 (11.5% of revenues) in 1999, and approximately $2.41 million (6.7% of revenues) in 1998. IIS anticipates a continued investment by it and StoreAge in research and development in storage subsystems to address future market demands for storage technology products.

     Selling and marketing expenses decreased to approximately $639,000 in 2000 ($543,000 greater than revenues) from $1.4 million in 1999 (23.8% of revenues) and approximately $7.6 million in 1998 (21.1% of revenues). General and administrative expenses decreased to approximately $899,000 in

2000 ($803,000 greater than revenues) from $1.8 million in 1999 (29.8% of revenues) and approximately $5.9 million in 1998 (16.3% of revenues). The decrease in expenses reflects the effects of the Company's current structure and the completion of the Restructuring.

     In 2000, the Company recorded an operating loss of approximately $2.39 million compared with an operating loss of approximately $3.31 million in 1999 and an operating loss of approximately $13.07 million in 1998. The lower 2000 operating loss reflects the Company's current structure. The 1999 operating loss reflected the effects of the Restructuring, in which the Company completed its disposition of its revenue-generating operations.

     There were no taxes on income in 2000, 1999 or 1998. See "Effective Corporate Tax Rate".

     As a result of the foregoing factors, the Company recorded a net loss of approximately $1.39 million in 2000, a net loss of approximately $4.85 million in 1999, and a net loss of approximately $14.36 million in 1998.

     There can be no assurance that the Company will return to profitability in 2001 or thereafter.

Impact of Inflation and Exchange Rates

     The dollar cost of the Company's operations in Israel is related to the extent to which the rate of inflation in Israel is offset by the devaluation of Israeli currency in relation to the dollar without significant timing delays. The Company's dollar costs in Israel will increase if devaluation fails to keep pace with the rate of inflation. Conversely, those costs will decrease if the rate at which Israeli currency devalues against the dollar exceeds the rate of inflation in Israel on a relatively even basis.

     Periodically, dependent upon inflation and other considerations, both fiscal and monetary, the Bank of Israel resets the target (middle of the range) exchange rate of the NIS in relation to a weighted basket of foreign currencies of Israel's major trading partners and allows the actual exchange rate to float within a range determined by the Bank of Israel. During 1998, 1999 and 2000, the NIS was devalued (appreciated) approximately 20.4%, (3.2%) and (5.5%) respectively, against the currency basket, and approximately 17.6%, (0.2%) and (2.7%) respectively, against the dollar. Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

     The relationship between the Company's assets and liabilities in Israeli currency and whether they are linked to a foreign currency or price index also affects the Company's financial results. In the past IIS has managed its exposure in Israeli currency so that unlinked liabilities generally exceeded unlinked monetary assets in Israeli currency. The Company cannot predict whether it will be able to continue to manage its assets and liabilities in this manner in the future.

Effective Corporate Tax Rate

     The income tax obligations of IIS in Israel are based upon earnings determined for Israeli statutory purposes and not as determined from the amounts reported in dollars. Therefore, the provision for income taxes included in the financial statements does not directly relate to income shown on those statements.

     If certain conditions are met, IIS will be deemed an "Industrial Company." In the past, certain of its Israeli operations have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended (an "Approved Enterprise"). Consequently, part of its Israeli activities were subject to taxation at reduced rates and were permitted special deductions in computing taxable income. Income arising from an Approved Enterprise may be subject to a reduced company tax at the rate of 25% (rather than the regular company tax rate of 36% in 2000), or may be exempt from company tax for a period of time, depending on the election made by the enterprise. Since the Company's Israeli operations are operating under more than one Approved Enterprise designation and since part of its taxable income is not entitled to tax benefits and is taxed at regular rates, its past effective tax rate was the result of a weighted combination of the various applicable rates or tax exemptions.

     We cannot assure you that we will maintain our status as an Industrial Company for year 2001 or beyond. If we do not maintain our status as an Industrial Company, the applicable Israeli income tax with respect to capital gain realized by an individual shareholder with respect to the Ordinary Shares will be as follows: 35% for individuals who are Israeli residents, 36% for Israeli companies and 50% for non-residents of Israel. See also Item 10.E. "Taxation."

     Net loss carry forwards of the Company totaled approximately $73 million as of December 31, 2000 and are unlimited in time. See Note 11 to the Company's Consolidated Financial Statements.

Quarterly Results

     The Company's operating results in the near future may vary significantly from quarter to quarter, in part because of the substantial changes in the Company's structure and a focus on SAN channel technology. The Company's operating results for any particular quarter are not necessarily indicative of any future results. The nature of the Company's industry and business has changed, and the accelerated and unpredictable pace of new product introduction and market trends, which is expected to continue, limits management's ability to accurately forecast short-term results of operations. Furthermore, there can be no assurance that the Company will return to profitability in 2001 or thereafter.

Governmental Economic, Fiscal, Monetary or Political Factors

     Our principal offices and our principal facilities, and those of StoreAge, are located in Israel, and each of us is directly affected by the political, economic and military conditions to which that country is subject. Any of StoreAge's manufacturing operations would be heavily dependent upon components imported from outside of Israel. A substantial majority of StoreAge's future sales, if any, will be made outside of Israel. Accordingly, our operations and those of StoreAge could be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners were interrupted or curtailed. In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on us and StoreAge.

     On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals and would also affect corporate taxation. In particular, the proposed reform would reduce but not eliminate the tax benefits available to Approved Enterprises. The Israeli cabinet of the previous government approved the recommendation in principle. The new Israeli government has declared that it intends to recommend tax reforms but has not approved the May 4, 2000 report or any alternative reform. Implementation of any reform requires legislation by Israel's Knesset. We are not certain whether the proposed reform will be adopted, when it will be adopted or what form reforms will ultimately take or what effect it will have on us.

B.   Liquidity and Capital Resources.

     In late 1999, StoreAge completed a private placement of 707,558 convertible preferred shares to outside investors for a total net consideration of approximately $3.12 million. Accordingly, the Company's equity interest in StoreAge was reduced to 58.56%. The excess received by StoreAge from the issuance of convertible preferred shares to outside investors, over the amount invested by the Company, amounting to approximately $2.24 million, was recorded as a quasi-equity item, preferred shares of subsidiary.

     During November 2000, the Company acquired the assets of Eastek Embedded Systems (Meitav) Ltd. ("Eastek"), a private Israeli software company, to enhance its R&D capabilities in order to develop synergetic software solutions for the SAN market. The acquisition was completed through the issuance of shares to Eastek and its founder, Danny Shavit. If certain conditions are met a total of 180,000 shares will be delivered to Eastek and Mr. Shavit.

     In December 2000, the Company completed a private placement of $3 million through the issuance of convertible subordinated notes and warrants to qualified investors. The net proceeds from the offering were used to fund part of the Company's investment in StoreAge's second round of financing.

     On January 25, 2001, StoreAge completed its second round of financing, raising a total of $25 million from strategic and institutional investors in a private placement. The Company was an investor in the financing, investing a total of $4.2 million. Following the consummation of the financing, the Company held 39% of the outstanding shares of StoreAge.

     The Company had cash and cash equivalents of approximately $5.66 million at December 31, 1998, $7.35 million at December 31, 1999 and $3.08 million at December 31, 2000. The ratio of current assets to current liabilities was 1.30:1.00 at December 31, 1998, 3.59:1.00 at December 31, 1999 and 2.42:1.00 at
December 31, 2000. The increase in the current ratio in 1999 reflected the disposition of various assets for cash in the Restructuring. The decrease in the current ratio in 2000 was primarily due to operating losses and de-consolidation of StoreAge. For a discussion of the primary currency in which the operations of the Company are conducted see Item 5.A., "Operating Results," above.

     In 2000, the Company recorded a net negative cash flow from operations of approximately $(2.04) million and in 1999, the Company recorded a net negative cash flow from operations of approximately $(2.19) million, compared with a net negative cash flow from operations of approximately $(2.88) million in 1998. Net cash flow from operations in 1998, 1999 and 2000 was adversely affected by the operating losses during those years.

     The Company anticipates that its existing cash on hand, will be sufficient, at the business levels presently projected, to meet its working capital requirements, including normal capital expenditures, for at least the next 12 months. However, continued losses from operations or inability to secure additional financing for StoreAge, if required, may reduce the Company's working capital and cash equivalents to a level which could adversely affect the Company's future operations.

     StoreAge has certain limitations in respect of its Approved Enterprise status. StoreAge has been granted Approved Enterprise status and has elected the "alternative track of benefits." Income derived from an Approved Enterprise is tax exempt for the first two years of a 7-year period of benefits. Income derived during the remaining five years of benefits is taxed at a reduced tax rate. The period of benefits commences with the first year in which StoreAge has taxable income. The period of benefits relating to StoreAge's Approved Enterprise status will expire no later than the year 2013.

     In the event of distribution of cash dividends from income which is tax exempt due to the above, StoreAge would have to pay tax at the rate of 25% on an amount equal to the amount of dividends distributed.

     The Company does not control StoreAge and consequently has no ability to receive loans or advances from StoreAge. In the event that StoreAge declares dividends, the holders of the preferred shares will receive the greater of (i) their investment plus 8% per annum, compounded annually or (ii) their pro rata portions of the dividends available for distribution to all the shareholders.

C.    Research and Development, Patents and Licenses, etc.

     See the information in "Item 4. Information on the Company - B. Business Overview - Product Research and Development".

D.   Trend Information.

     StoreAge is a start-up company that has only recently begun to sell its products and the Company is in the earliest stages of establishing its own research & development unit, specializing in storage technology. As a result of this limited history, there are no trends yet known to the Company that are likely to have a material effect on the Company's revenues, income from continuing operations, profitability, liquidity or capital resources. For additional information please see the "Risk Factors" listed in Item 3 above.

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
-------   ------------------------------------------

A.  Directors and Senior Management.

     The Company's executive officers and directors as of June 1, 2001 were as follows:

Name                                 Age     Position with the Company
----                                 ---     -------------------------
Robi Hartman                         40      Chairman of the Board, Director, Chief
                                             Executive Officer and Acting Chief Financial
                                             Officer

Moshe Kahn*                          43      External Director

David Rubner                         61      Director

Aharon Jacobowitz*                   52      Director

Yael Ilan                            52      Director
Gideon Marks                         46      Director
Jonathan Nativ*                      54      External Director
Danny Shavit                         46      Chief Technology Officer

* Member of the Audit Committee and Compensation Committee

     Robi Hartman has been a director of the Company since September 1998, Vice Chairman of the Board from October 1998 to March 2000, Acting Chief Financial Officer since December 1998, and Chairman of the Board and Chief Executive Officer of the Company since March 2000. Before joining the Company, from 1987 to 1996, Mr. Hartman was the manager of Teledata Communications Ltd., a leading supplier of advanced access solutions, beginning as a manager and progressing to the Chief Financial Officer and finally as Chief Executive Officer and President. From 1996 to 1997, Mr. Hartman was the President of VCON Telecommunications, a pioneer in PC based teleconferencing. Since 1997 he owns and manages West End Technology Investments Ltd. Currently, he is also a director of NSI Communications in Canada. Mr. Hartman received his B.A. in Economics and Political Science from Bar Ilan University and his Masters degree in Business Administration (MBA) from Bentley College.

     Moshe Kahn has been a director of the Company since November 2000. Mr. Kahn was elected as an external director in accordance with the Israeli Companies Law. He is an attorney admitted to practice in Israel and the State of New York. He is a partner of the law firm of M. Porath and Co. in Tel Aviv, where he is engaged in corporate law and commercial mediation and acts as council for local and international firms. Mr. Kahn serves as a Major in the Legal Department of the Armed Forces of the State of Israel reserves. Mr. Kahn has an L.L.B. in Law from Bar Ilan University. Mr. Kahn is a member of our audit committee.

     David Rubner has been a director of the Company since March 2000. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. Mr. Rubner was employed from 1970 until recently by ECI Telecom Ltd. ("ECI"). From 1991 to October 1999 and February 2000, respectively, he was ECI's President and Chief Executive Officer. In November 1999 he was appointed Vice-Chairman of the Board of Directors of ECI. Mr. Rubner is also Chairman of the Board of Directors of ECTel Ltd., a publicly traded subsidiary of ECI, and serves on the boards of Check Point Software Technologies Ltd., Efcon Ltd., Jigami Corp. and Koor Ltd. Mr. Rubner holds a bachelor of science degree with honors in electronic engineering from Queen Mary College, University of London, and a master of science degree in electrical engineering from Carnegie Mellon University, Pittsburgh. Mr. Rubner is a member of the Presidium of the Israel Manufacturers' Association, and was recipient of the Industry Prize of Israel for 1995.

     Aharon Jacobowitz has been a director of the Company since May 1995. Since 1989, Mr. Jacobowitz has been a management consultant to large organizations on data processing issues. His clients include the Accountant General, Ministry of Finance, State of Israel, General Manager of the Social Security Institute in Israel and Teva Pharmaceutical Industries Ltd., the largest pharmaceutical manufacturer of Israel. Prior to 1989, Mr. Jacobowitz was employed for 14 years in various capacities in the marketing division of IBM Israel Ltd. His main specialties were networking and midrange systems. Mr. Jacobowitz is a member of our audit committee.

     Dr. Yael Ilan has been a director of the Company since November 1997. She is the Chief Executive Officer of Optichrom Ltd., an optical components private company, the President of Yedatel Ltd., an economic consulting company, and a director of several public and private corporations, most of them in the technology sector. Until 1998, she was a director of Bezeq - Israel's Telecommunication Company in which she was also a member of the audit committee and the committee for strategic planning and investments. Correspondingly, she is the head of the Broadband Communication Programs administration, a subdivision of MAGNET - the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering, Ph.D. in physical chemistry and a Masters degree in business administration.

     Gideon Marks has been a director of the Company since July 2000. He is the managing director, Israel of Garage.com. From 1988 until 1998 Mr. Marks served as Chief Financial Officer of the RAD Group, one of the largest data communication groups in Israel. Prior to joining Garage.com, Mr. Marks was the representative of NationsBanc Montgomery Securities in Israel. Mr. Marks has a B.A. and an M.B.A from Tel Aviv University.

     Jonathan Nativ has been a director of the Company since November 2000. Mr. Nativ was elected as an external director in accordance with the Israeli Companies Law. He has served since 1997 as the Chief Executive Officer of Compwise Ltd., a company that develops, markets and sells special-purpose software for tariff modeling and analysis and auditing solutions to telecommunications companies, particularly those involved in wireless telecommunications. From 1978 until 1983, he served as project manager at Tadiran Ltd. (Telecommunications Division), one of Israel's leading electronics firms. From 1983 to 1995, Mr. Nativ served as the Director of Research and Development, Executive Vice President of Marketing, and Executive Vice President of Strategy and Business Development at Teledata Communications Ltd., a leading supplier of advanced access network solutions to telecommunication network operators worldwide. From 1995 to 1997 he served as a consultant to Teledata Communications Ltd. He serves as director of TDSoft Ltd. and other Israeli technology-based companies. Mr. Nativ earned a bachelor's degree. in Electronic Engineering from the Technion, Israel Institute of Technology and an Executive MBA from Tel-Aviv University. Mr. Nativ is a member of our audit committee.

     Danny Shavit has been the Chief Technology Officer of the Company since November 2000. He was the Co-Founder and Managing Director of Eastek, a company that developed CDROM and hard-disk drive test software from October 1995 until November 2000. From January 1992 until August 1995 he was the R&D Manager of Meitav Ltd., a company that developed real-time temperature control systems. From October 1987 until December 1991 he was the Co-Founder and R&D Manager of Maintek LTD., a start-up in the field of hard-disk controllers doing a joint venture with Standard Microsystems Corporation in the United States. Mr. Shavit is an expert in real-time microprocessor based, mass-storage controllers and test systems. He earned a Bachelor of Science degree in Computer Engineering and a Masters of Science degree in Digital Signal Processing from the Technion in Israel.

     There is no family relationship between any of the persons named above. Furthermore, there are no arrangements or understandings with any of the major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.  Compensation.

     During the fiscal year ended December 31, 2000, the aggregate remuneration paid to all officers and directors of the Company as a group (then eight persons) was approximately $230,000. In connection with the Eastek acquisition, 100,000 Ordinary Shares of the Company were issued to Danny Shavit. Subject to certain conditions, the Ordinary Shares issued to Mr. Shavit will be delivered to him in installments of 30,000, 35,000 and 35,000 Ordinary Shares on the first, second and third anniversaries of the Eastek acquisition, respectively. See Note 2 to the Consolidated Financial Statements of the Company for information regarding certain severance pay and pension plans generally available to employees of the Company, and in which certain officers and directors participate.

     An aggregate of 656,550 options were granted to the Company's directors during the fiscal year ended December 31, 2000. All of such options are exercisable for Ordinary Shares of the Company and have an exercise price of $3.625. With the exception of the options held by Robi Hartman, the options become exercisable in four equal annual installments from November 30, 2000 and expire on November 30, 2006. Mr. Hartman holds a total of 356,550 options, of which 56,550 are currently fully exercisable and expire on November 30, 2006. The other 300,000 options held by Mr. Hartman become exercisable in four equal
annual installments from March 22, 2000 and expire on November 30, 2006.   For
information on the Company's stock option plan, see "Stock Option Plans" below and Note 10 to the Company's Consolidated Financial Statements.

C.  Board Practices.

     In August 1993 the Company's articles of association were amended to provide, among other matters, for a classified board of directors. These provisions were retained with minor amendments, in the new articles of associations of the Company approved on November 19, 2000 (the "Articles of Association"). Mr. Marks and Dr. Ilan have served as directors of the Company since July 2000 and November 1997, respectively, and currently serve until the 2001 annual meeting and until their successors have been elected and qualified. Mr. Hartman has been a director of the Company since September 1998 and currently serves until the 2002 annual meeting and until his successor has been elected and qualified. However, since Mr. Hartman is Chief Executive Officer of the Company, in accordance with the provisions of the Articles of Association, he shall serve as a director as long as he remains Chief Executive Officer. Messrs. Jacobowitz and Rubner have been directors of the Company since May 1995 and March 2000, respectively, and currently serve until the 2003 annual meeting and until their successors have been elected and qualified. Messrs. Nativ and Kahn have each served as directors of the Company since November 2000 when they were elected as external directors (as defined below) pursuant to the Israeli Companies Law. Under Israeli Companies Law, the initial term of an external director is three years and may be extended for an additional three years.

     Officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and the Company. Mr. Shavit has served as the Company's Chief Technology Officer since November 2000 and will continue to serve in this position subject to the terms of his employment agreement.

     There are no service contracts between the Company and any of its directors providing for benefits upon termination of employment.

External and Independent Directors

     Under the new Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint two people to serve as external directors on the board of directors of a company. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity controlled by that person has at the date of appointment, or has had at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes:

          .  an employment relationship;

          . business or professional relationship maintained on a regular basis;

          .  control; or

          .  service as an officer.

     No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director or if such position or other business may impair such director's ability to serve as an external director. No person who is a director in one company can serve as an external director in another company, if at that time a director of the other company serves as an external director in the first company. The Companies Law further provides that when, at the time of appointment of an external director, all members of the board of directors of the company are of one gender, then the external director appointed shall be of the other gender.

     External directors are appointed by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of appointment of the director or (2) the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director will be three years and may be extended for an additional three-year period. Each committee of a company's board of directors will be required to include at least one external director and all external directors must be members of the company's audit committee.

     In addition, we are obligated under the requirements for quotation on the Nasdaq SmallCap Market to have at least two independent directors on our board of directors, who also may serve as external directors under the Companies Law, and to establish an audit committee, at least a majority of whose members are independent of management. The audit committee should adopt a formal written audit committee charter to be reviewed annually.

     An external director is entitled to consideration and to the refund of expenses, only as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with service provided as an external director. Nevertheless, the grant of an exemption from liability for breach of fiduciary duty or duty of care, an undertaking to indemnify, indemnification or insurance under the provisions of the Companies Law shall not be deemed as consideration. Under the Companies Law, an external director cannot be dismissed from the office unless:

          . the board of directors determines that the external director no longer meets the requirements for holding such office, as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company and the shareholders of the company vote (by the same majority required for the appointment) to remove the external director after the external director has been given the opportunity to present his or her position;

          . an Israeli court determines, upon a request of a director or a shareholder, that the director no longer meets the requirements for holding such office as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company; or

          . the court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of certain crimes as specified in the Companies Law.

Audit Committee and Internal Auditor

     The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of the external directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted. Our audit committee consists of Messrs. Kahn, Nativ and Jacobowitz.

     Under the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company's independent accountant or its representative. We intend to appoint an internal auditor in the near future.

Compensation Committee

     The Israeli Companies Law does not require public companies to appoint a compensation committee. The Company, however, has selected a compensation committee which makes recommendations to the board with respect to all director and officer compensation issues including the grant of stock options. Our compensation committee consists of Messrs. Kahn, Nativ and Jacobowitz.

D.  Employees.

     As of December 31, 2000 the Company and StoreAge employed 9 and 30 persons, respectively: 30 in engineering, 2 in sales, 3 in operations and logistics, and 4 in general management and marketing. The Company and StoreAge are planning to increase the current staff by 18 persons in the next six months, in the areas of engineering and sales, with a focus on research and development and testing, as well as in marketing.

     The Company has never experienced a work stoppage, and the Company considers its relations with its employees to be good. The Company pays competitive salaries and provides competitive benefits to its employees.

     Certain provisions of the collective bargaining agreements between the Histadrut (the General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) (the "CBEO") are applicable to the Company's Israeli employees by order of the Israeli Ministry of Labor. These provisions principally concern the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. The Company generally provides its Israeli employees with benefits and conditions beyond the required minimums.

     An important contractual provision applicable to all employers in Israel is the linkage of wages to increases in the CPI, although the extent of the linkage has been limited in recent years. The specific formula of such linkage varies according to agreements reached between the Government of Israel, the Histadrut and the CBEO.

     In addition, Israeli law generally requires severance pay (generally one month's salary for each year of employment) upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute which is similar to the United States Social Security

Administration. Such payments amount to approximately 9% of wages (up to a maximum amount), with the employee contributing approximately 4.5% and the employer contributing the remainder.

E.  Share Ownership.

     The following chart sets forth director and senior management share ownership in the Company as of May 31, 2001. Each shareholder listed below enjoys the same voting rights with respect to each share.

                                              Number of
                                                Shares            Percentage of Shares
                          Title of           Beneficially         Beneficially Owned
Name                       Class               Owned(1)                  (%)(2)                Options(3)
----                       -----               --------           ------------------        -----------------
Gideon Marks               Ordinary
                            Shares                   -                   *                         50,000


David Rubner               Ordinary
                            Shares                   -                   *                         50,000


Robi Hartman               Ordinary
                            Shares             496,814                  5.47%                     356,550


Yael Ilan                  Ordinary
                            Shares                   -                   *                         50,000


Aharon Jacobowitz          Ordinary
                            Shares                   -                   *                         50,000


Jonathan Nativ             Ordinary                  -
                            Shares                                       *                         50,000


Moshe Kahn                 Ordinary                  -
                            Shares                                       *                         50,000


Danny Shavit               Ordinary
                            Shares             180,000(4)               1.98%                        -

___________________

*    Owns less than one percent of the Ordinary Shares outstanding.
(1) Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.
(2) Percentage ownership is based on 9,087,324 shares outstanding as of May 31, 2001.
(3) All of the options are exercisable for Ordinary Shares of the Company and have an exercise price of $3.625. With the exception of the options held by Robi Hartman, the options become exercisable in four equal annual installments from November 30, 2000 and expire on November 30, 2006. Mr. Hartman holds a total of 356,550 options, of which 56,550 options are currently fully exercisable and expire on November 30, 2006. The other 300,000 options held by Mr. Hartman become exercisable in four equal annual installments from March 22, 2000 and expire on November 30, 2006.
(4) In connection with the Eastek acquisition, 100,000 and 80,000 shares were issued to Mr. Shavit and Eastek, respectively. Subject to certain conditions, the Ordinary Shares issued to Mr. Shavit will be delivered to him in installments of 30,000, 35,000 and 35,000 Ordinary Shares on the first, second and third anniversaries of the Eastek acquisition, respectively. Additionally, Mr. Shavit is the beneficial owner of the shares issued to Eastek. The Company issued 60,000 of such shares to Eastek as partial consideration for the acquisition and the Company may deliver an additional 20,000 Ordinary Shares to Eastek on the first anniversary of the acquisition if certain conditions are met.

Stock Option Plans

     In August 1993, a new employee share incentive plan (the "Plan") was approved by the board of directors and later adopted by the Company's shareholders. The Plan permits the grant of options to purchase Ordinary Shares to officers, directors and key employees of, and consultants to, the Company or
any subsidiary of the Company.   The Plan presently permits the grant of options
to purchase up to an aggregate of 1,239,883 Ordinary Shares.

     The Plan is administered by the board of directors or by a committee appointed by the board of directors, which designates the optionees, exercise prices and amounts and dates of grant. The exercise price of options granted under the Plan is the fair market value (in NIS linked to the dollar in the case of Israeli employees and in dollars in the case of non-Israeli employees) of the underlying shares on the date of grant, or a lesser percentage of fair market value as is determined by the committee or the board of directors, but in no event less than 85% of the market price of the shares on the date of grant. Options are non-assignable except by the laws of descent and generally vest and are exercisable in three equal annual installments. The options expire 6-10 years subsequent to the date of grant.

     As of December 31, 2000, options to purchase up to 1,148,150 Ordinary Shares were outstanding, exercisable at prices ranging from $3.63 to $67.2 per share, with expiration dates ranging from February 2002 to November 2006, of which options to purchase up to 656,550 Ordinary Shares were held by all officers and directors of the Company and StoreAge as a group. For additional information regarding the Company's stock option plan, see Note 10 to the Company's Consolidated Financial Statements.

Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
-------   -------------------------------------------------

A.  Major Shareholders.

     As of December 31, 1999, Resonance Ltd. beneficially owned 28.3% of the Company's outstanding Ordinary Shares. Subsequently, Resonance Ltd. advised the Company that it was no longer a 10% shareholder of the Company. The Company believes that Resonance Ltd. sold the balance of its shares in the public market and as a result is no longer a beneficial owner of 5% or more of the Company's outstanding Ordinary Shares. During the period of March 5, 2001 to April 27, 2001, Mr. Hartman purchased an aggregate of 106,500 of the Company's Ordinary Shares. As reported on its Schedule 13G recently filed with the Securities & Exchange Commission, Europlan Trust Company Ltd. is the beneficial owner of an aggregate of 887,145 Ordinary Shares of the Company or 9.76% of the Company's outstanding Ordinary Shares.

     The following table sets forth, as of May 31, 2001, the number of Ordinary Shares of the Company owned by all persons known to the Company to beneficially own 5% or more of the Company's Ordinary Shares. The Company's major shareholders do not have different voting rights.



                                               Number of                    Percentage of
                                      Ordinary Shares Beneficially         Ordinary Shares
Name and Address                                Owned(1)                Beneficially Owned(2)
----------------                                --------                ---------------------


Europlan Trust Company Ltd.(3)......            887,145                        9.76%

Robi Hartman(4).....................            496,814                        5.47%

All directors and officers
as a group..........................            646,814                        7.12%

____________________

(1) Beneficial ownership assumes the exercise of all options and warrants held by such person or persons that are currently exercisable or are exercisable within 60 days of such date.
(2) Percentage ownership is based on 9,087,324 shares outstanding as of May 31, 2001.
(3) As reported on Schedule 13G filed with the Securities & Exchange Commission, dated June 6, 2001.
(4) Mr. Hartman is Chief Executive Officer and Chairman of the Company. Beneficial ownership is as reported on Amendment No. 1 to Schedule 13G dated May 1, 2001.

     As of April 30, 2001, approximately 89.2% of the outstanding Ordinary Shares of the Company were held of record by approximately 65 holders registered on the books of the Company's United States transfer agent with addresses in the United States. The Company believes that there are more than 500 beneficial owners of its Ordinary Shares in the United States and that a substantial majority of its Ordinary Shares are beneficially owned by non-United States persons.

     To the extent known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

     There are currently no arrangements known to the Company that may result in a change in control of the Company.

B.   Related Party Transactions.

     In connection with the StoreAge's private placement, in January 2001, StoreAge entered into a shareholders' rights agreement (the "Rights Agreement") with a wholly-owned subsidiary of the Company and with certain other investors. Under the Rights Agreement, in addition to other provisions, each party has the right of first refusal to purchase any shares of StoreAge offered for sale by the Company and the other investors.

     In February 2001, a portion of the Company's office space located in Ramat Gan, Israel was leased from a company that is owned by Robi Hartman, the Company's Chief Executive Officer and Chairman. The space was leased at 70% of the then generally prevailing market rate for lease space in the area, as approved by the Company's audit committee based upon an independent appraisal report.

     Several of the Company's employees perform research and development work for StoreAge and StoreAge is charged on a percentage of cost basis for such work. Additionally, the Company's research and development team is currently engaged in developing Internet Small Computer Systems Interface ("iSCSI") applications for StoreAge for a fixed price per product developed.

C.   Interests of Experts and Counsel.

     Not applicable.

Item 8.   FINANCIAL INFORMATION
-------   ---------------------

A.   Consolidated Statements and Other Financial Information.

     See pages F-1 - F-28 following Item 19.

Legal Proceedings

     On December 14, 1999, we, as defendants, and a class constituted of certain of our current and former shareholders, as plaintiffs, were the subject of a Stipulation of Settlement filed in the United States District Court for the Eastern District of New York (the "Stipulation"). The Stipulation served to settle a class action lawsuit brought against us on behalf of the class of plaintiffs (the "Class") through a complaint filed on September 15, 1993. The plaintiffs in the lawsuit claimed violations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, by us, by some of our officers, and by two underwriters of our securities in connection with the public offering of some of our Ordinary Shares in an August 1993 public offering.

     In accordance with the Stipulation, we issued warrants to the members of the Class willing to participate in the settlement. The warrants entitle their holders to purchase that number of Ordinary Shares equal to 10% of the number of Ordinary Shares outstanding as of the date that the Stipulation was submitted to court, or 886,039 Ordinary Shares, at an exercise price of $0.30 per share.

     A suit was filed in Israel in 1995 against the Company and certain of its officers and directors alleging inadequate disclosure in prior years of the Company's financial position, results of operations and prospects, and damages in the amount of $250,000. The Company has answered the complaint, denying all allegations of wrongdoing. The Company believes that the allegations are without merit and, if a settlement is not consummated, intends to continue to defend the action vigorously. While the Company does not believe that the outcome of the action, if not settled, will have a material adverse effect on either its business operations or its financial position, there can be no assurance as to the outcome of the suit.

     The Company is not a party to any other litigation that would, individually or in the aggregate, have a material adverse effect on the Company or its business, and is not aware that any such litigation is threatened.

Dividends

     The Company has not declared or paid dividends on their Ordinary Shares since 1989, and does not intend to declare or pay any dividends to their shareholders in the foreseeable future.

B.   Significant Changes.

     There have been no significant changes since December 31, 2000, the date of the annual financial statements in this annual report.

Item 9.   THE OFFER AND THE LISTING
-------   --------------------------

     The Ordinary Shares of the Company have been traded in the over-the-counter market in the United States since the Company's initial public offering on November 8, 1984. The Ordinary Shares originally traded under the symbol IISLF and now trade under the symbol IISL. From January 22, 1985 to March 17, 1999, the Ordinary Shares traded on the Nasdaq National Market ("Nasdaq"). Since March 18, 1999 the Ordinary Shares have traded on the Nasdaq SmallCap Market (the "SmallCap Market").

     The following table sets forth, for the periods indicated, the annual high and low sale prices of the Ordinary Shares as reported by Nasdaq for the five most recent full financial years, the quarterly high and low sale prices for the two most recent full financial years and first quarter 2001 and the monthly high and low sale prices for the most recent six months.


                                                  High             Low
                                                  ----             ---

Year ended December 31, 1996                     $12.39           $4.14

Year ended December 31, 1997                     $ 7.88           $3.00

Year ended December 31, 1998                     $ 3.94           $0.28

Year ended December 31, 1999                     $ 7.94           $0.34

Year ended December 31, 2000                     $10.03           $1.38

1999
----
First Quarter                                    $ 0.81           $0.34
Second Quarter                                     1.31            0.50
Third Quarter                                      1.13            0.84
Fourth Quarter                                     7.94            0.81

2000
----
First Quarter                                    $10.03           $3.88
Second Quarter                                     7.69            3.00

                                                  High             Low
                                                  ----             ---

Third Quarter                                     $7.00           $3.50
Fourth Quarter                                     4.94            1.38
First Quarter 2001                                 4.44            1.44

Most Recent Six Months
----------------------
December 2000                                     $3.63           $1.38
January 2001                                       3.81            1.44
February 2001                                      4.44            1.94
March 2001                                         2.58            1.76
April 2001                                         2.10            1.52
May 2001                                           2.52            2.17


     The foregoing prices reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Item 10.  ADDITIONAL INFORMATION
--------  ----------------------

A.   Share Capital.

     Not applicable.

B.  Memorandum and Articles of Association.

Objects and Purposes in the Company's Articles of Association

     The Company's objects and purposes are specified in its Memorandum of Association filed as Exhibit 3.2 to Registration Statement No. 33-62862 dated August 10, 1993 (the "Memorandum").

Provisions Regarding Directors

     Pursuant to article 54(b) of our Articles of Association, a transaction entered into by the Company in which a director of the Company has a personal interest, directly or indirectly, will be valid in respect of the Company and the given director only if approved by the Company's board of directors and, if such transactions are "irregular transactions" as defined in the Israeli Companies Law, only if approved in accordance with the requirements of the Israeli Companies Law.

     An "irregular transaction" pursuant to the Israeli Companies Law is defined as a transaction which is not in the ordinary course of business, a transaction which is not under ordinary market conditions or any transaction which might substantially affect the profitability of the Company, its assets and liabilities.

     The Israeli Companies Law provides that a director who has personal interest in a given transaction of the Company, brought to the approval of the board of directors, shall not be present and vote at that meeting. Article 55 of the Company's Articles of Association, provides that a director who has a personal interest in a matter which is brought for discussion before the board of directors may participate in said discussion, provided that he shall neither vote in nor attend discussions concerning the approval of the activities or the arrangements. If said director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangements shall be invalid.

     Pursuant to article 72 of the Company's Articles of Association, at any meeting of the board of directors at which a quorum is present, the board will have the authority to exercise all or part of the authorities, power of attorney and discretion invested at such time in the directors or regularly exercised by them. With respect to legal quorum at our board meetings, the Israeli Companies Law provides that, unless determined otherwise by the Company, a legal quorum at the board meetings shall consist of the majority of the board members. We have not decided otherwise and therefore, the legal quorum at our board meeting will consist of the majority of the board members.

     Any transaction concerning compensation to a director requires the approval by the board of directors, the audit committee and the shareholders of the Company.

     The board of directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purpose of the Company. Additionally, the Company may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it sees fit and in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges or other securities on the undertaking, or the whole or any part of the property of the Company, both present and future, including units uncalled or called but unpaid capital for the time being.

     There is no mandatory retirement age for the directors under our Articles of Association or the Companies Law.

     There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under our Articles of Association or the Israeli Companies law.

Dividends

     Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively. Unless not otherwise specified in the conditions of issuance of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the above-mentioned period.

    The board of directors may declare a dividend to be paid to the shareholders according to their rights and interests in the profits, and may fix the record date for eligibility and the time for payment.

   The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, the position of the Company justifies.

  A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

     There is no time limit after which dividend entitlement lapses according to our Articles of Association or the Companies Law.

   The board of directors may determine that, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid-up shares, debentures or debenture stock or any other securities of the Company or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

Terms of Directors

     Pursuant to article 50 of our Articles of Association, except for external directors (as defined in the Companies Law) and the Chief Executive Officer of the Company which will automatically be a director of the Company and his term of office as a director shall be vacated, ipso facto, when he ceases to serve as Chief Executive Officer of the Company, all directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to hold office initially for a term expiring at the 2001 annual meeting of the Company, another class to hold office initially for a term expiring at the 2002 annual meeting of the Company, and another class to hold office initially for a term expiring at the 2003 annual meeting of the Company, with the members of each class to hold office until their successors have been duly elected and qualified. At each annual meeting following the 2001 annual meeting, the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the Company held in the third year following the year of their election and until their successors have been duly elected and qualified. Except for article 50 of the Company's Articles of Association (described above) which may be amended only by the affirmative vote of 75% of our shareholders present (in person or by proxy) and voting on such resolution at a general meeting, all other articles of our Articles of Association may be amended by a majority vote of shareholders present and voting at a meeting of shareholders of the Company.

Votes of Shareholders

     Our shareholders have one vote for each share held on all matters submitted to a vote of shareholders. Except as otherwise provided in our Articles of Association, any resolution at a general meeting shall be deemed adopted if approved by the holders of a majority of the voting rights in the Company represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, either on a show of hands or a poll, the chairman of the meeting shall not be entitled to a further or casting vote.

     At all general meetings, a resolution put to a vote at the meeting shall be decided on a show of hands unless, before or upon the declaration of the result of the show of hands, a poll in writing be demanded by the chairman (being a person entitled to vote), or by at least two shareholders present, in person or by proxy, holding at least 5% of the issued share capital of the Company and, unless a poll be so demanded, a declaration by the chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular vote, or lost, or not carried by a particular vote, shall be conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

     If a poll be demanded in manner aforesaid, it shall be taken forthwith, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

     Any shareholder which is not a natural person may, by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at a general meeting, and the person so authorized to the satisfaction of the Company shall be entitled to exercise the same powers on behalf of such company, which he represents as the company could exercise if it were an individual shareholder.

     Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder, whether on a show of hands or on a poll. Our Articles of Association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder of the Company. If any shareholder be a lunatic, idiot, or non compos mentis, he may vote by his committee, receiver, curator bonis or other legal curator, and such last-mentioned persons may give their votes either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

    The instrument appointing a proxy shall be in writing in the usual common form, or such form as may be approved by the board of directors, and shall be signed by the appointor or by his attorney duly authorized in writing or, if the appointor is a corporation, the corporation shall vote by its representative, appointed by an instrument duly signed by the corporation. The instrument appointing a proxy shall be deemed to include authorization to demand a poll or to vote on a poll on behalf of the appointor.

    A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the proxy, or transfer of the share in respect of which the vote is given, unless an intimation in writing of the death, revocation or transfer shall have been received at the office before the commencement of the meeting or adjourned meetings at which the proxy is used.

    The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place or places, whether in Israel or elsewhere, as the board of directors may from time to time, either generally or in a particular case or class of cases prescribe, at least forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote. Otherwise, the person so named shall not be entitled to vote in respect thereof, but no instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

     Subject to the provisions of the Companies Law, a resolution in writing (approved by letter, telex, facsimile or otherwise) by all the shareholders, in person or by proxy, for the time being entitled to vote at a general meeting of the Company, shall be as valid and as effectual as a resolution adopted by a general meeting duly convened, held and constituted for the purpose of passing such resolution.

    A shareholder will be entitled to vote at the meetings of the Company by several proxies appointed by him, provided that each proxy shall be appointed with respect to different shares held by the appointing shareholder. Every proxy so appointed on behalf of the same shareholder shall be entitled to vote as he sees fit.

Further Rights and Preferences of the Ordinary Shares

     In the event of sale or the undertaking of the Company, the board or the liquidator on a winding up, as the case may be, subject to the authorization by a majority vote at a meeting of shareholders, may distribute to our shareholders all assets remaining after payment of the Company's liabilities.

     Our Articles of Association allow, subject to the Israeli Companies Law, the issue of redeemable shares and to redeem the same according to terms and conditions determined by the Company. Our Articles of Association do not include provisions related to sinking funds.

     According to our Articles of Association no person shall be entitled to vote at any general meeting (or be counted as a part of the quorum thereof) unless all calls then payable by him in respect of his shares in the Company shall have been paid. The Israeli Companies Law provides that a company is entitled to determine within its articles a provision allowing the board to place call on shares, in event the consideration for such shares, in full or in part, have not been paid on time and in accordance with the agreeable terms set out in the given agreement or the articles of association of the company.

     According to our Articles of Association, there are no discriminating provisions against any existing or prospective holders of shares of the Company as a result of a shareholder holding a substantial number of shares.

Modification of Class Rights

    If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a majority vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class. The provisions of our Articles of Association relating to general meetings shall apply, mutatis mutandis, to every such separate general meeting. Any holder of shares of the class present in person or by proxy may demand a secret poll.

    Unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class. These conditions provide for the minimum shareholder approvals permitted by the Israeli Companies Law.

General Meetings

     General meetings shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding general meeting, and at such time and place as may be determined by the board of directors.

     The board of directors may, whenever it deems necessary, and shall upon such requisition in writing as is provided by Section 63(b) of the Companies Law, convene a general meeting. Any such request must state the purposes for which the meeting is to be called, be signed by the requesting shareholders, and must be deposited at the registered office of the Company. Such request may consist of several documents in like form, each signed by one or more requesting shareholder.

        Unless a longer period for notice is prescribed by the Companies Law, at least ten (10) days and not more than sixty (60) days notice of any general meeting shall be given, specifying the place, the day and the hour of meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of the Company's Articles of Association, entitled to receive notices from the Company. Notices shall be given by mail or by personal delivery to every registered shareholder of the Company, to his address as described in the shareholders register of the Company or such other address as designated by him in writing for this purpose. Provided that the accidental omission to give such notice to, or the non-receipt of such notice by, any such shareholder shall not invalidate any resolution passed or proceeding held at any such meeting and, with the consent of all the shareholders for the time being entitled to receive notice of meetings, a meeting may be convened upon a shorter notice or without notice, and generally in such manner as such shareholders may approve. Such consent may be given at the meeting or retrospectively after the meeting. If the shareholder did not provide the Company any address for the delivery of notices, the shareholder shall be deemed to have waived his right to receive notices.

        Only shareholders of record as reflected on the Company's share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

Quorum at General Meetings

        No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least twenty five percent (25%) of the total voting rights in the Company. A company being a shareholder shall be deemed to be personally present for the purpose of the Company's Articles of Association if represented by its representative duly authorized in accordance with article 42 of the Company's Articles of Association.

          If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or any time and hour as the board of directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a general meeting was convened at the demand of shareholders as permitted by Section 63(b) of the Companies Law, then a quorum at such adjourned meeting shall be present only if one or more shareholders are present who held in the aggregate at least 5% of the issued share capital of the Company and at least 1% of the voting rights in the Company or one or more shareholders who hold in the aggregate at least 5% of the voting rights in the Company.

Restrictions on Shareholders Rights to Own Securities

     The Memorandum and Articles of Association of the Company do not restrict in any way the ownership of Ordinary Shares by residents or nonresidents, except with respect to subjects of countries which are in a state of war with Israel, and neither the Memorandum and Articles of Association nor Israeli law restricts the voting rights of residents or nonresidents.

Potential Issues that Could Delay a Merger

     The classification of our board of directors could delay or impede the removal of incumbent directors and could therefore complicate a merger, tender offer or proxy contest involving us, even if such events would be beneficial to the interests of our shareholders, or could discourage a third party from attempting to acquire control of the Company.

     A merger of the Company requires the approval of the board of directors and the general meeting of shareholders, in accordance with the provisions of the Israeli Companies Law.

Requirement of Disclosure of Shareholder Ownership

     There are no provisions of our Memorandum or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Approval of Special Transactions under Israeli Law

     Under the Companies Law, the approval of the board of directors is required only for arrangements with respect to compensation of a company's chief executive officer. Arrangements regarding the compensation of directors requires approval by the board of directors, audit committee and the shareholders.

     The Companies Law requires that an officer or a controlling shareholder in a public company, including an Israeli company that is publicly traded outside of Israel, promptly disclose to the audit committee, board of directors and, in certain circumstances, the shareholders, any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company (an officer and a controlling shareholder are under no such duty of disclosure when the personal interest stems only from the personal interest of a relative in a transaction that is not exceptional). In addition, if the transaction is an exceptional transaction, as defined in the Companies Law, the officer must also disclose any personal interest held by the officer's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouse of any of the foregoing, or by a corporation in which the officer is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. The disclosure must be made without delay and not later than the board of directors meeting as which the transaction is first discussed. For these purposes, the definition of a controlling shareholder under the Companies Law includes a shareholder that holds 25% or more of the voting rights in a company, unless another shareholder holds more than 50% of the voting rights (if two or more shareholders are interested parties in the same transaction their shareholdings shall be deemed cumulative).

     Once the officer or controlling shareholder complies with these disclosure requirements, the company may approve the transaction in accordance with the provisions of the Companies Law and its articles of association. Generally, the approval of the majority of the disinterested members of the audit committee and the board of directors is required. If audit committee approval is required for a transaction with an interested party, an officer or a controlling shareholder, such approval may not be given unless, at the time the approval was granted two members of the audit committee were external directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. Shareholder approval may also be required if the transaction is an exceptional transaction. An exceptional transaction is a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities. In such event, the principal terms of such transaction must be disclosed in a notice to the shareholders which will include all substantive documents relating to the transaction. If the transaction is with an officer or with a third party in which the officer or the controlling shareholder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Shareholders must also approve all compensation paid to directors in whatever capacity, company's undertaking to indemnify a director or indemnification under a permit to indemnify and any transaction in which a majority of the board members have a personal interest. An officer with a personal interest in any matter may not be present at any audit committee or board of directors meeting where such matter is being approved, and may not vote thereon, unless the majority of the members of the audit committee or of the board of directors have a personal interest in such approval. Shareholders' approval for an exceptional transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting. However, the transaction can be approved by shareholders without this one-third approval if the total shareholdings of those who vote against the transaction do not represent more than one percent of the voting rights in the company, unless the Minister of Justice shall determine a different percentage.

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

     Pursuant to the Companies Law, if following any acquisition of shares of a public company or of a class of shares of a public company the acquiror will hold 90% or more of the company's shares or 90% of any class of the company's shares, respectively, then the acquiror must make a tender offer for all of the remaining shares or the particular class of shares of the company. In the event that 5% or more of the shareholders have not responded favorably to a tender offer, the offeror may not purchase more than 90% of that class of shares. This rule does not apply if the acquisition is made by way of a merger. Furthermore, the Companies Law provides that as long as a shareholder in a public company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares of that type.

     The Companies Law further provides that if following the tender offer such acquiring shareholder holds more than 95% of the outstanding shares of any class, the holders of all the remaining shares will be obligated to transfer such shares to the acquiror at the tender offer price. This entails the possibility of additional delay and the imposition of further approval requirements at the court's discretion. The Companies Law requires that each company that is party to a merger approve the transaction by a vote of the board of directors and by a vote of the majority of its outstanding shares, generally excluding shares voted by the other party to the merger or any person holding at least 25% of the other party to the merger, at a shareholders' meeting called on at least 21 days prior notice. In addition, the Companies Law does not generally require court approval of a merger. Pursuant to the Companies Law, the articles of association of companies such as ours, which have been incorporated prior to February 1, 2000, are deemed to include a provision whereby the approval of a merger requires approval of the transaction by the majority of the shareholders present and voting on the proposed transaction who hold at least 75% of the shares present and voting at such meeting. Upon the request of a creditor to either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and certain notification and information have been provided to debtors.

     Notwithstanding the approval requirements set forth in the Companies Law, companies, such as ours, which have been incorporated prior to the Companies Law coming into effect, must specifically amend their articles of association to provide for the shareholder voting requirements contained in the Companies Law.

     The Companies Law also provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% of the voting rights in the company. This rule does not apply if there already is another holder of 25% of the voting rights in the company. Similarly, the Companies Law provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of 45% of the voting rights in the company. This rule does not apply if another party already holds more than 50% of the voting rights in the company. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading on a stock exchange outside of Israel only if, according to the laws in the country in which its shares are traded there is either a limitation on the acquisition of a specified percentage of control in the Company or the acquisition of a specified percentage of control requires the purchaser to also make a tender offer to the public.

     The Companies Law extends the disclosure requirements applicable to an officer of the Company to a shareholder that holds 25% or more of the voting rights in a public company, including an Israeli company that is publicly traded outside of Israel such as on NASDAQ. Certain transactions between a public company and a 25% shareholder, or transactions in which a 25% shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a 25% shareholder or the terms of compensation of a 25% shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting; the transaction can be approved by shareholders without this one third approval, if the total share holdings of those who vote against the transaction do not represent more than 1% of the voting rights in the company.

     The Israeli Companies Ordinance requires that certain transactions, actions and arrangements be approved as provided for in the Company's Articles of Association, by the Company's board of directors, by the audit committee and/or by the Company's shareholders. The vote required by the audit committee and the board for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Changes in Capital

     The Company's Memorandum and Articles of Association do not impose any conditions governing changes in capital that are more stringent than required by the Israeli Companies Law.

C.  Material Contracts.

     On November 30, 2000, we entered into a purchase and assignment agreement (the "Purchase and Assignment Agreement") with Eastek Embedded Systems (Metiav) Ltd. ("Eastek"), an Israeli based software company, and Eastek's founder, Mr. Danny Shavit ("Mr. Shavit"), to acquire all the assets of Eastek. Under the terms of the Purchase and Assignment Agreement, we issued 60,000 of the Company's Ordinary Shares to Eastek as partial consideration for the acquisition and may deliver an additional 20,000 Ordinary Shares to Eastek on the first anniversary of the acquisition if certain conditions are met.

     In connection with our acquisition of Eastek, we hired Mr. Shavit to serve as Chief Technology Officer of the Company. On November 30, 2000, we entered into an employment agreement with Mr. Shavit under the terms of which we issued 100,000 of the Company's Ordinary Shares to Mr. Shavit. Subject to certain conditions, the Ordinary Shares will be delivered to Mr. Shavit in installments of 30,000, 35,000 and 35,000 Ordinary Shares on the first, second and third anniversaries of the acquisition respectively.

     On December 20, 2000, we entered into a securities purchase agreement (the "Purchase Agreement") with CDC Holdings Ltd., Armour Investments Ltd., Industrial Systems & Equipment Co., Meir Noga and Nachum Ezra (the "Purchasers"). In accordance with the Purchase Agreement, we issued units, each consisting of $100,000 principal amount of our convertible secured debentures (the "Debentures") and three-year non-redeemable warrants (the "Warrants") to acquire 10,000 Ordinary Shares, par value NIS .003 per share (the "Ordinary Shares") to the Purchasers. We issued a total of 30 Units, representing Debentures in an aggregate principal amount of $3,000,000 and Warrants to acquire an aggregate of 300,000 Ordinary Shares. We will not receive any proceeds from the sale of the Ordinary Shares issuable upon the conversion of the Debentures by the converting shareholders. We will receive from the exercising shareholders the exercise price of the Warrants upon exercise of which the Ordinary Shares are issuable, but will not receive any proceeds from the sale of the Ordinary Shares by the exercising shareholders.

     In connection with the StoreAge's private placement, in January 2001, StoreAge entered into a shareholders' rights agreement (the "Rights Agreement") with a wholly-owned subsidiary of the Company, Nelson Nahum, Ophirtech Ltd., Koonras Technologies Ltd., Genesis Partners II L.D.C., Genesis Partners II (Israel) L.P., Cisco Systems, Inc., Morgan Keegan & Company, Inc., Morgan Keegan Opportunity Fund, L.P., Morgan Keegan Employee Investment Fund, L.P. and certain other investors (each an "Investor" collectively, the "Investors"). Under the Rights Agreement, in addition to other provisions, each Investor has the right of first refusal to purchase any shares of StoreAge offered for sale by the Company and the other Investors.

     In January 2001, the Company entered into a lease with West End Technology Investments Ltd. for office space located at 33 Jabotinsky Street, Ramat Gan, Israel. The lease is for an undefined term that began on February 1, 2001. Both parties have the right to terminate the lease at any time, by written notice of 75 days in advance. The annual rent for this space is approximately $34,680, with total annual occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $21,360. The rent is for fully furnished office space. The remaining empty office space is rented from a third party at a higher price.

D.   Exchange Controls

     Nonresidents of Israel who purchase Ordinary Shares of the Company outside of Israel will be able to receive dividends (if any be declared), and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, which will be fully repatriable in certain non-Israeli currencies (including United States dollars), at the rate of exchange prevailing at the time of conversion, pursuant to a general permit issued by the Controller of Foreign Currency at the Bank of Israel (the "Controller") under the Currency Control Law, 1978, provided that Israeli income tax has been paid on such amounts by the Company.

     Investments, including acquisitions, and certain other transactions outside Israel by the Company require specific approval from the Controller. The Company has received such approvals in the past, but no assurance can be given that they will be received in the future.

     The Memorandum and Articles of Association of the Company do not restrict in any way the ownership of Ordinary Shares by nonresidents, except with respect to subjects of countries which are in a state of war with Israel, and neither the Memorandum and Articles of Association nor Israeli law restricts the voting rights of nonresidents. The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through "general" and "special" permits. In May 1998, a new "general permit" was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of Ordinary Shares and any amounts payable upon the dissolution, liquidation or winding up of the affairs of a company, as well as the proceeds of any sale in Israel of the company's securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that any Israeli income tax owing has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

E. Taxation.

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

     Under existing regulations, any gain realized by a shareholder with respect to the Company's Ordinary Shares will be exempt from Israeli capital gains tax as long as the Ordinary Shares are listed on an approved foreign securities market (which term includes the NASDAQ SmallCap Market in the United States) and provided that the Company qualifies as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969. There can be no assurance, however, that the provisions of the law, with respect to this exemption, will not change.

     If we qualify and maintain our status as an Industrial Company (of which there can be no assurance), the applicable income tax will be as follows: 35% for individuals who are Israeli residents, 36% for Israeli companies and 50% for non-residents of Israel (subject to an applicable trouble-taxation treaty). Individuals who are non-residents of Israel are subject to income tax on income derived from sources in Israel, or received in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income form services rendered in Israel.

     On the distribution of dividends other than bonus shares (stock dividends), income tax is withheld at source at the rate of 25% (or the lower rate payable with respect to "Approved Enterprises"), unless a double taxation treaty which provides for a lower tax rate in Israel or dividends is in effect between Israel and the shareholder's country.

     The Convention between the State of Israel and the Government of the United States relating to relief from double taxation (the "Treaty") provides for a maximum tax of 25% on dividends paid to a resident of the United States. Generally, under the Treaty, the maximum withholding tax on dividends paid to a holder of Ordinary Shares of the Company who is a resident of the United States (as defined in the Treaty) will be 25%. Dividends of an Israeli company derived from the income of an Approved Enterprise will be subject to a 15% dividend withholding tax.

     The Treaty exempts from Israeli taxation any capital gain realized on the sale, exchange or other disposition of Ordinary Shares by a United States shareholder who owned, either directly or indirectly, less than 10% of the voting stock of the Company at all times during the 12-month period preceding such sale, exchange or other disposition.

     A nonresident of Israel who has had income derived or accrued in Israel from which tax was withheld at source and which constitutes income from certain sources, including dividends, is currently exempt from the duty to file an Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such nonresident.

Proposed Tax Reform

     On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, issued a report recommending a significant reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises. The Israeli cabinet of the previous government approved the recommendation in principle. The new Israeli Government has declared that it intends to recommend tax reforms but has not approved the May 4, 2000 report or any alternative reform. Implementation of the reform requires legislation by Israel's Knesset. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

United States Federal Income Tax Consequences

     The following is a summary of certain material U.S. Federal income tax consequences that apply to U.S. Holders (as defined below) who hold Ordinary Shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.- Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in Ordinary Shares. This summary does not account for the specific circumstances of any particular investor, such as:

 .    broker-dealers,

 .    financial institutions,

 .    certain insurance companies,

 .    investors liable for alternative minimum tax,

 .    tax-exempt organizations,

 .    non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

 .    persons who hold the Ordinary Shares through partnerships or other pass-
     through entities,

 .    investors that actually or constructively own 10 percent or more of our voting shares, and

 .    investors holding Ordinary Shares as part of a straddle or a hedging or conversion transaction.

     This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

     Shareholders are urged to consult their tax advisors regarding the foreign and United States Federal, state and local tax considerations of an investment in Ordinary Shares.

     For purposes of this summary, a "U.S. Holder" is a shareholder which is:

 .    an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

 .    a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

 .    an estate whose income is subject to U.S. Federal income tax regardless of its source; or

 .    a trust if:

     (a) a court within the United States is able to exercise primary supervision over administration of the trust, and

     (b) one or more United States persons have the authority to control all substantial decisions of the trust.

Taxation of Dividends

     The gross amount of any distributions received with respect to Ordinary Shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends under U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. Shareholders will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of a shareholder's tax basis in the Ordinary Shares and any amount in excess of such shareholder's tax basis, will be treated as gain from the sale of Ordinary Shares. See "Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

     Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in a shareholder's income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

     Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit
purposes.   Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the Ordinary Shares to the extent such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and shareholders should consult with their personal tax advisors to determine whether and to what extent they would be entitled to this credit.

Dispositions of Ordinary Shares

     If a shareholder sells or otherwise disposes of Ordinary Shares, such shareholder will recognize a gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis of such Ordinary Shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if a shareholder has held the Ordinary Shares for more than one year at the time of the sale or other disposition. In general, any gain that a shareholder recognizes on the sale or other disposition of Ordinary Shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

     In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of Ordinary Shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the Ordinary Shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

     An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of Ordinary Shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such Ordinary Shares.

Passive Foreign Investment Companies

     For U.S. Federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (1) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning Ordinary Shares. Accordingly, shareholders are urged to consult their tax advisors regarding the application of such rules.

     Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

     If we are treated as a PFIC for any taxable year, then, unless a shareholder elects either to treat such shareholder's investment in Ordinary Shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" such shareholder's Ordinary Shares, as described below:

     . the shareholder would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of Ordinary Shares ratably over the holding period for such Ordinary Shares;

     . the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year;

     . gain recognized upon the disposition of Ordinary Shares would be taxable as ordinary income; and

     . the shareholder would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to Ordinary Shares and any gain realized on such shareholder's Ordinary Shares.

     If a shareholder makes either a timely QEF election or a timely mark-to-market election in respect of such shareholder's Ordinary Shares, the shareholder would not be subject to the rules described above. If a shareholder makes a timely QEF election, the shareholder would be required to include in such shareholder's income for each taxable year such shareholder's pro rata share of our ordinary earnings as ordinary income and such shareholder's pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the shareholder. A shareholder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

     Alternatively, if a shareholder elects to "mark-to-market" such shareholder's Ordinary Shares, the shareholder will generally include in income any excess of the fair market value of the Ordinary Shares at the close of each tax year over such shareholder's adjusted basis in the Ordinary Shares. If the fair market value of the Ordinary Shares had depreciated below the shareholder's adjusted basis at the close of the tax year, the shareholder may generally deduct the excess of the adjusted basis of the Ordinary Shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that the shareholder included in income with respect to such Ordinary Shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of Ordinary Shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

     Payments in respect of Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and to a 31 percent U.S. backup withholding tax. Backup withholding will not apply, however, if a shareholder
(i) is a corporation or comes within certain exempt categories, and demonstrates the fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification. Any amount withheld under these rules may be credited against shareholder federal income tax liability.

     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     Any U.S. Holder who holds 10% or more in vote or value of our Ordinary Shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

   An individual U.S. Holder of Ordinary Shares will be subject to U.S. gift and estate taxes with respect to Ordinary Shares in the same manner and to the same extent as with respect to other types of personal property.

F.  Dividends and Paying Agents.

     Not applicable.

G.  Statements by Experts.

     Not applicable.

H.  Documents on Display.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, it files reports and other information with the Securities and Exchange Commission (the "SEC"). Individuals can inspect and copy those reports and other information at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth

Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, 14th Floor, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. You can obtain copies of such material at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Individuals can also obtain reports and other information from the Internet site maintained by the SEC at http://www.sec.gov.

     In addition, documents referred to in this 20-F filing are available, at no cost, upon request from Robi Hartman, Chief Executive Officer, I.I.S. Intelligent Information Systems Limited, 33 Jabotinsky Street, Ramat Gan, Israel (Tel. 972-3-751-0007).

I.  Subsidiary Information.

     Not applicable.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------  ------------------------------------------------------------

     In the normal course of business, the financial position of the Company is routinely subjected to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities. The Company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the Company does not anticipate material losses in these areas.

     For purposes of specific risk analysis, the Company uses sensitivity analysis to determine the impacts that market risk exposures may have on the fair values of the Company's financial instruments. The financial instruments included in the sensitivity analysis consist of all of the Company's cash and cash equivalents.

     To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 2000. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2000. The market values that result from these computations are compared to the market values of these financial instruments at June 30, 2000. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

     The results of the sensitivity analysis are as follows:

     Interest Rate Risk: A 10% decrease or a 10% increase in the levels of interest rates with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company's financial instruments at December 31, 2000.

     Foreign Currency Exchange Rate Risk: A 10% movement in levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company's financial instruments at December 31, 2000.


Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
--------  ------------------------------------------------------

          Not applicable.

                                    PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--------  ----------------------------------------------

          Not applicable.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
--------  -------------------------------------------------------------------
          PROCEEDS
          --------

          Not applicable.

Item 15.   [Reserved]
--------

Item 16.   [Reserved]
--------

                                    PART III

Item 17.  FINANCIAL STATEMENTS
--------  --------------------

          Not applicable.

Item 18.  FINANCIAL STATEMENTS
--------  --------------------

          Attached. See Item 19(a).

Item 19.  FINANCIAL STATEMENTS AND EXHIBITS
--------  ---------------------------------

(a)  Index to Financial Statements:                                           Page
                                                                              ----
     Report of Independent Auditors on Consolidated
        Financial Statements of the Company and its subsidiaries......         F-2

     Consolidated Balance Sheets at December 31, 2000 and 1999........   F-3 - F-4

     Consolidated Statements of Operations for the Three Years ended
        December 31, 2000.............................................         F-5

     Consolidated Statements of Changes in Shareholders' Equity
        for the Three Years ended December 31, 2000...................         F-6

     Consolidated Statements of Cash Flows for the Three Years ended
        December 31, 2000.............................................   F-7 - F-8

     Notes to the Consolidated Financial Statements...................  F-9 - F-28

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b)  Exhibits

1.1  Memorandum of Association of the Company*
1.2 Articles of Association of the Company, Amended and Restated as of November 19, 2000.
2.1 Form of Debenture issued pursuant to the securities purchase agreement dated January 31, 2001.
2.2 Form of Warrant issued pursuant to the securities purchase agreement dated January 31, 2001.
4.1 Purchase and Assignment agreement between the Company and Eastek Embedded Systems (Meitav) Ltd., dated November 30, 2000.
4.2  Employment Agreement of Danny Shavit, dated November 30, 2000.
4.3 Summary English Translation from the original Hebrew of a Lease Agreement entered into between the Company and West End Technology Investments Ltd., for office space located at 33 Jabotinsky Street, Ramat Gan, Israel, dated January 30, 2001.
4.4 Securities Purchase Agreement dated January 31, 2001, between the Company and CDC Holdings Ltd., Armour Investments Ltd., Industrial Systems & Equipment Co., Meir Noga and Nachum Ezra.
4.5 Shareholders' Rights Agreement dated as of January 18, 2001 between StoreAge and certain investors.
8.1  List of significant subsidiaries of the Company.
10.1 Consent of Kost Forer and Gabbay, a Member of Ernst & Young
     International.


* Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement No. 33-62862 dated August 10, 1993.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                              I.I.S. INTELLIGENT INFORMATION
                              SYSTEMS LIMITED
                              (Registrant)


                              By:   /s/ Robi Hartman
                                 ------------------------------------------
                                    Robi Hartman, Chief Executive Officer


Date:  June 28, 2001

Index to Exhibits:

Exhibit No.
-----------

1.1  Memorandum of Association of the Company.*
1.2 Articles of Association of the Company, Amended and Restated as of November 19, 2000.
2.1 Form of Debenture issued pursuant to the securities purchase agreement dated January 31, 2001.
2.2 Form of Warrant issued pursuant to the securities purchase agreement dated January 31, 2001.
4.1 Purchase and Assignment agreement between the Company and Eastek Embedded Systems (Meitav) Ltd., dated November 30, 2000.
4.2  Employment Agreement of Danny Shavit dated November 30, 2000.
4.3  Summary English Translation from the original Hebrew of a Lease
     Agreement entered into between the Company and West End Technology Investments Ltd., for office space located at 33 Jabotinsky Street, Ramat Gan, Israel, dated January 30, 2001.
4.4 Securities Purchase Agreement dated January 31, 2001 between the Company and CDC Holdings Ltd., Armour Investments Ltd., Industrial Systems & Equipment Co., Meir Noga and Nachum Ezra.
4.5 Shareholders' Rights Agreement dated as of January 18, 2001 between StoreAge and certain investors.
8.1  List of significant subsidiaries of the Company.
10.1 Consent of Kost Forer and Gabbay, a Member of Ernst & Young
     International.


* Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement No. 33-62862 dated August 10, 1993.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES


                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2000


                                IN U.S. DOLLARS




                                     INDEX


                                                                      Page
                                                                 --------------
Report of Independent Auditors                                         F-2

Consolidated Balance Sheets                                         F-3 - F-4

Consolidated Statements of Operations                                  F-5

Statements of Changes in Shareholders' Equity                          F-6

Consolidated Statements of Cash Flows                               F-7 - F-8

Notes to Consolidated Financial Statements                         F-9 - F-28




                                  - - - - - - - - - - - -

[ERNST & YOUNG LOGO]    KOST FORER & GABBAY           Phone:  972-3-6232525
                        3 Aminadav St.                Fax:    972-3-5622555
                        Tel-Aviv 67067, Israel



                         REPORT OF INDEPENDENT AUDITORS
                             TO THE SHAREHOLDERS OF

                 I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED


   We have audited the accompanying consolidated balance sheets of I.I.S. Intelligent Information Systems Limited ("the Company") and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Decision Data (U.K.) Ltd., which statements reflect total revenues constituting 12% of the related consolidated totals revenues for the year ended December 31, 1998. Those statements were audited by other auditors whose reports has been furnished to us and our opinion, insofar as it relates to the data included for Decision Data (U.K.) Ltd., is based solely on the reports of the other auditors.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of I.I.S. Intelligent Information Systems Limited and its subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



Tel-Aviv, Israel                                   KOST FORER & GABBAY
March 11, 2001                          A Member of Ernst & Young International

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands
-------------------------------------------------------------------------------


                                                                                    DECEMBER 31,
                                                                     ---------------------------------------
                                                                             2000                  1999
                                                                     -----------------     -----------------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                                    $3,077                  $7,350
 Restricted deposit                                                              600                       -
 Trade receivables                                                                43                       -
 Affiliate                                                                        79                       -
 Other accounts receivable and prepaid expenses (Note 3)                          45                     395
                                                                              ------                  ------
Total current assets                                                           3,844                   7,745
                                                                              ------                  ------
SEVERANCE PAY FUND                                                                32                     320
                                                                              ------                  ------
INVESTMENT IN AN AFFILIATE (Note 4)                                            2,127                       -
                                                                              ------                  ------
PROPERTY AND EQUIPMENT, NET (Note 5)                                              63                     431
                                                                              ------                  ------
WORK FORCE, NET  (Note 6)                                                        283                       -
                                                                              ------                  ------
                                                                              $6,349                  $8,496
                                                                              ======                  ======

The accompanying notes are an integral part of the consolidated financial statements.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands (except share data)
-------------------------------------------------------------------------------


                                                                                    DECEMBER 31,
                                                                     ---------------------------------------
                                                                            2000                  1999
                                                                     -----------------     -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Short-term bank credit  (Note 8a)                                            $      -             $     68
 Current maturities of long-term bank loans (Note 8b)                               10                   74
 Trade payables                                                                    177                  245
 Other accounts payable and accrued expenses (Note 7)                            1,403                1,768
                                                                              --------             --------
Total current liabilities                                                        1,590                2,155
                                                                              --------             --------
LONG-TERM LIABILITIES:
 Long-term bank loans, net of current maturities (Note 8b)                          11                  122
 Convertible debentures (Note 8c)                                                2,828                    -
 Accrued severance pay                                                              38                  384
                                                                              --------             --------
Total long-term liabilities                                                      2,877                  506
                                                                              --------             --------
MINORITY INTEREST IN A SUBSIDIARY                                                    -                  842
                                                                              --------             --------
PREFERRED SHARES OF SUBSIDIARY                                                       -                2,236
                                                                              --------             --------
COMMITMENTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS' EQUITY:
 Share capital (Note 10)- Ordinary shares of NIS 0.003 par value
  Authorized: 16,666,667 shares as of December 31, 2000 and 1999;
   Issued and outstanding: 8,987,324 and 8,860,394 shares as of
   December 31, 2000 and 1999, respectively;                                        54                   54
 Additional paid-in capital                                                     37,435               36,683
 Receivables on account of shares                                                  (16)                   -
 Deferred stock compensation                                                      (222)                   -
 Accumulated deficit                                                           (35,369)             (33,980)
                                                                              --------             --------
                                                                                 1,882                2,757
                                                                              --------             --------
                                                                              $  6,349             $ 8, 496
                                                                              ========             ========


The accompanying notes are an integral part of the consolidated financial statements.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. Dollars in thousands (except per share data)
-------------------------------------------------------------------------------


                                                                          Year ended December 31,
                                                      -------------------------------------------------------------
                                                             2000                  1999                  1998
                                                      -----------------     -----------------     -----------------
Revenues: (Note 12)
 Sales                                                          $    96              $ 5,408              $ 31,481
 Maintenance and other services                                       -                  547                 4,467
                                                                -------              -------              --------
                                                                     96                5,955                35,948
                                                                -------              -------              --------
Cost of revenues:
 Sales                                                               27                4,484                23,327
 Inventories written off (Note 1)                                     -                    -                 5,442
 Maintenance and other services                                       -                  429                 2,836
                                                                -------              -------              --------
                                                                     27                4,913                31,605
                                                                -------              -------              --------
Gross profit                                                         69                1,042                 4,343
                                                                -------              -------              --------
Operating expenses:
 Research and development, net (Note 13a)                           925                  686                 2,410
 Selling and marketing                                              639                1,417                 7,589
 General and administrative                                         899                1,777                 5,870
 Trade receivables written off (Note 1)                               -                    -                   470
 Restructuring and reorganization (Note 1)                            -                  467                 1,071
                                                                -------              -------              --------
Total operating expenses                                          2,463                4,347                17,410
                                                                -------              -------              --------
Operating loss                                                   (2,394)              (3,305)              (13,067)

Financial income (expenses), net (Note 13b)                         277                  173                (1,022)
Other expenses, net (Note 13c)                                      (12)              (1,770)                 (267)
                                                                -------              -------              --------
Loss before minority interest in losses of subsidiary            (2,129)              (4,902)              (14,356)

Minority interest in losses of subsidiary                           740                   55                     -
                                                                -------              -------              --------
Net loss                                                        $(1,389)             $(4,847)             $(14,356)
                                                                =======              =======              ========

Basic and diluted net loss per share                             $(0.16)              $(0.55)               $(2.55)
                                                                =======              =======              ========
Number of shares used in computing basic
 and diluted net loss per share (in thousands)                    8,901                8,860                 5,621
                                                                =======              =======              ========

The accompanying notes are an integral part of the consolidated financial statements.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. Dollars in thousands
-------------------------------------------------------------------------------

                                                                                                           ACCUMULATED
                                                       ADDITIONAL     RECEIVABLES        DEFERRED             OTHER
                                            SHARE       PAID-IN      ON ACCOUNT OF         STOCK          COMPREHENSIVE
                                           CAPITAL      CAPITAL          SHARES        COMPENSATION           LOSS
                                      --------------------------------------------------------------------------------------

Balance as of January 1, 1998                  $51          $31,457             $  -              $ -                $(442)
 Comprehensive loss:
 Foreign currency translation
  adjustments                                    -                -                -                -                 (348)
 Net loss                                        -                -                -                -                    -
 Total comprehensive loss

 Conversion of convertible
  debentures and amortization of
  beneficial conversion feature                  3            2,417                -                -                    -
                                              ----          -------             ----            -----                 ----
Balance as of December 31, 1998                 54           33,874                -                -                 (790)
 Comprehensive loss:
 Foreign currency translation
  adjustments                                    -                -                -                -                   73
 Net loss                                        -                -                -                -                    -
 Total comprehensive loss

 Amortization of compensation in
  respect to warrants issued upon
  settlement of lawsuit                          -            2,809                -                -                    -

 Foreign currency translation
  adjustment due to realization of
  investment in subsidiaries                     -                -                -                -                  717
                                              ----          -------             ----            -----                 ----
Balance as of December 31, 1999                 54           36,683                -                -                    -
 Comprehensive loss:
 Net loss                                        -                -                -                -                    -
 Total comprehensive loss

 Issuance of shares upon
  acquisition of Eastek                          - *)           160                -                -                    -
 Issuance of warrants related
  to convertible debentures                      -              147                -                -                    -
 Exercise of options                             - *)           208              (16)               -                    -
 Deferred stock compensation
  related to shares in escrow
  issued on the acquisition
  of Eastek                                      -              237                -             (237)                   -

 Amortization of deferred stock
  compensation                                   -                -                -               15                    -
                                              ----          -------             ----            -----                 ----
Balance as of December 31, 2000                $54          $37,435             $(16)           $(222)                $  -
                                              ====          =======             ====            =====                 ====



                                                                  TOTAL                    TOTAL
                                          ACCUMULATED         COMPREHENSIVE            SHAREHOLDERS'
                                            DEFICIT                LOSS                   EQUITY
                                      ---------------------------------------------------------------
Balance as of January 1, 1998                $(14,777)                                       $ 16,289
 Comprehensive loss:
 Foreign currency translation
  adjustments                                       -                 $   (348)                  (348)
 Net loss                                     (14,356)                 (14,356)               (14,356)
                                                                      --------
 Total comprehensive loss                                             $(14,704)
                                                                      ========
 Conversion of convertible
  debentures and amortization of
  beneficial conversion feature                     -                                           2,420
                                             --------                                        --------
Balance as of December 31, 1998               (29,133)                                          4,005
 Comprehensive loss:
 Foreign currency translation
  adjustments                                       -                 $     73                     73
 Net loss                                      (4,847)                  (4,847)                (4,847)
                                                                      --------
 Total comprehensive loss                                             $ (4,774)
                                                                      ========
 Amortization of compensation in
  respect to warrants issued upon
  settlement of lawsuit                             -                                           2,809

 Foreign currency translation
  adjustment due to realization of
  investment in subsidiaries                        -                                             717
                                             --------                                        --------
Balance as of December 31, 1999               (33,980)                                          2,757
 Comprehensive loss:
 Net loss                                      (1,389)                $ (1,389)                (1,389)
                                                                      --------
 Total comprehensive loss                                             $ (1,389)
                                                                      ========
 Issuance of shares upon
  acquisition of Eastek                             -                                             160
 Issuance of warrants related
  to convertible debentures                         -                                             147
 Exercise of options                                -                                             192
 Deferred stock compensation
  related to shares in escrow
  issued on the acquisition
  of Eastek                                         -                                               -

 Amortization of deferred stock
  compensation                                      -                                              15
                                             --------                                        --------
Balance as of December 31, 2000              $(35,369)                                       $  1,882
                                             ========                                        ========

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATMENTS OF CASH FLOWS
U.S. Dollars in thousands
-------------------------------------------------------------------------------

                                                                                    Year ended December 31,
                                                            --------------------------------------------------------------------
                                                                    2000                     1999                     1998
                                                            ------------------       ------------------       ------------------
Cash flows from operating activities:
------------------------------------------------------
Net loss                                                               $(1,389)                 $(4,847)                $(14,356)
Adjustments to reconcile net loss to net cash
 used in operating activities:
 Inventories write off                                                       -                        -                    5,442
 Loss from sale of shares in an investee                                     -                        -                       49
 Gain on sale of investment in subsidiaries                                  -                     (996)                       -
 Depreciation, amortization and write off of
  property, equipment and other assets                                     151                      613                    2,626

 Amortization of deferred stock compensation                                15                        -                        -
 Loss (gain) on sale of property and equipment                              37                      (43)                    (363)
 Minority interest in losses of subsidiary                                (740)                     (55)                       -
 Amortization of beneficial conversion  feature                              -                        -                      667
 Amortization of compensation in respect to warrants
  issued upon settlement of lawsuit                                          -                    2,809                        -

 Decrease (increase) in trade receivables                                  (96)                   1,396                    3,905
 Decrease (increase) in other accounts receivable and
  prepaid expenses                                                          11                     (220)                     578
 Decrease (increase) in inventories                                       (102)                     785                    2,424
 Increase (decrease) in trade payables                                     199                     (411)                  (2,573)
 Decrease in other accounts payable and accrued
  expenses                                                                 (63)                    (659)                  (1,114)
 Decrease in provision for warranties                                        -                      (47)                    (164)
 Decrease in accrued severance pay, net                                    (58)                    (517)                      (5)
                                                                        ------                   ------                   ------

Net cash used in operating activities                                   (2,035)                  (2,192)                  (2,884)
                                                                        ------                   ------                   ------

Cash flows from investing activities:
------------------------------------------------------
Proceeds from sale of property and equipment                                 3                       93                    2,291
Purchase of property and equipment                                        (446)                    (131)                    (796)
Investment in restricted deposit                                          (600)                       -                        -
Proceeds from sale of investment in subsidiaries, net
 of cash in the subsidiaries at the time they ceased
 being consolidated                                                          -                      825                        -
De-consolidation of a previously consolidated
 subsidiary                                                             (4,228)                       -                        -
                                                                        ------                   ------                   ------
Net cash provided by (used in) investing activities                     (5,271)                     787                    1,495
                                                                        ------                   ------                   ------

The accompanying notes are an integral part of the consolidated financial statements.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATMENTS OF CASH FLOWS
U.S. Dollars in thousands
-------------------------------------------------------------------------------

                                                                                    Year ended December 31,
                                                            --------------------------------------------------------------------
                                                                    2000                     1999                     1998
                                                            ------------------       ------------------       ------------------
Cash flows from financing activities:
------------------------------------------------------
Proceeds from issuance of Preferred shares of
 subsidiary to third party, net                                              -                    3,122                        -
Exercise of options                                                        192                        -                        -
Proceeds from issuance of warrants                                         147                        -                        -
Proceeds from long-term bank loans                                          29                       61                      305
Repayment of long-term bank  loans                                         (95)                    (129)                    (339)
Short-term bank credit, net                                                (68)                       -                    1,173
Proceeds from issuance of convertible debentures, net                    2,828                        -                        -
                                                                       -------                   ------                   ------
Net cash provided by financing activities                                3,033                    3,054                    1,139
                                                                       -------                   ------                   ------
Effect of exchange rate changes on cash and
 cash equivalents                                                            -                       40                      (47)
                                                                       -------                   ------                   ------
Increase (decrease) in cash and cash equivalents                        (4,273)                   1,689                     (297)
Cash and cash equivalents at the beginning of the year                   7,350                    5,661                    5,958
                                                                       -------                   ------                   ------
Cash and cash equivalents at the end of the year                       $ 3,077                   $7,350                   $5,661
                                                                       =======                   ======                   ======
Non-cash activities:
 Conversion of convertible debentures                                  $     -                   $    -                   $1,753
                                                                       =======                   ======                   ======

Issuance of shares upon acquisition of Eastek:
 Estimated fair value of assets acquired and
  liabilities assumed at the date of acquisition:
 Working capital deficiency (excluding cash and cash
  equivalents)                                                             (30)

 Property and equipment                                                     15
 Work force                                                                291
 Long-term liabilities                                                    (116)
                                                                       -------
                                                                       $   160
                                                                       =======
Supplemental disclosure of cash flows activities:
 Cash paid during the year for:
  Income taxes                                                         $    -                    $    -                   $   42
                                                                       =======                   ======                   ======
  Interest                                                             $    20                   $   39                   $  450
                                                                       =======                   ======                   ======

The accompanying notes are an integral part of the consolidated financial statements.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

NOTE 1:-  GENERAL

        1. Until early 1999, I.I.S. Intelligent Information Systems Limited ("IIS" or the "Company") was engaged in the development, manufacture, marketing and servicing of data communications and intelligent peripheral products targeted at the International Business Machines ("IBM") midrange, IBM mainframe and open systems computing environments. The Company owned 49% of StoreAge Networking Technologies ("StoreAge"), an Israeli Company, which is engaged in the development and marketing of products based on its SAN Virtualization technology. The Company is currently engaged in the Internet Small Computer Systems Interface ("iSCSI") space and is looking into new applications for its iSCSI and storage expertise.

           In late 1998, the Company implemented a restructuring plan (the "Restructuring Plan"), which resulted in the disposal of most of the assets of the Company, substantial changes in the Company's structure and a focus exclusively on storage area networking ("SAN").

           In January 1999, the Company divested itself of its 62.3% equity interest in NetWiz Ltd., an Israeli development-stage company ("NetWiz"). In the transaction, it transferred its entire interest in NetWiz to a non-affiliated third party and such non-affiliated third party assumed all liabilities associated with such interest. The divestiture required from the Company in expenditure of $945. Net gain realized as a result of the sale of NetWiz amounted to $616.

           In February 1999, the Company disposed of its networking products and network integration services division, which is comprised of Adanet Communications, Ltd. ("Adanet"), an Israeli company, which the Company acquired in June 1994, and I.I.S Computer Maintenance and Services (1983) Limited ("I.I.S Maintenance"), an Israeli company. The Company realized net proceeds of $ 1,506 and a net gain of $175 as a result of the sale of Adanet and I.I.S maintenance.

           In March 1999, the Company sold most of the assets and liabilities of its Decision Data Division ("Decision Data") which comprises all of the Company's U.S., United Kingdom and Germany operations. The Company realized net proceeds of $2,487 and a net gain of $ 205 as a result of the sale of Decision Data.

           During the first quarter of 1999 and the last quarter of 1998 (as discussed above), the Company incurred costs of $ 467 and $ 6,983, respectively, in implementing its worldwide restructuring plan. The following is a breakdown of the restructuring costs incurred:

                                                        YEAR ENDED
                                                       DECEMBER 31,
                                        ---------------------------------------
                                                1999                  1998
                                        -----------------     -----------------
Inventories write off                                $  -                $5,442   Included in cost of revenues
                                        -----------------     -----------------
Trade receivables write off                             -                   470   Included in operating expenses
                                        -----------------     -----------------
Termination costs                                       -                   268
Impairment of goodwill                                  -                   574
Other costs, net                                      467                   229
                                        -----------------     -----------------
                                                      467                 1,071   Included in operating expenses
                                        -----------------     -----------------
                                                    $ 467                $6,983
                                         ================      ================

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

        2. In January 1999, StoreAge Network Technologies Ltd., an Israeli company, ("StoreAge") was organized as a wholly-owned subsidiary of IIS and commenced the development and marketing of products based on its SAN Virtualization technology, accordingly, on January 1, 1999, IIS transferred to StoreAge all of its know-how, operations, assets and liabilities in the area of Fiber Channel in return for the entire share capital of StoreAge.

           In late 1999, 707,558 Preferred A shares of StoreAge were issued to outside investors for a total net consideration of $3,122. Accordingly, the Company's equity interest in StoreAge was reduced to 58.56%. The excess of the value of the investment in StoreAge derived from the issuance of Preferred shares by StoreAge to outside investors, over the amount invested, in the amount of $2,236 was recorded as a quasi-equity item, Preferred shares of a subsidiary.

           In December 2000 4,259,268 Preferred B shares of StoreAge were issued for a total consideration of $14,000. The Company has invested $4,220, of which $543 was made by the conversion of loan to StoreAge, in exchange of 1,283,866 Preferred B shares. Accordingly, the Company's equity interest in StoreAge was reduced to 49%. Thus StoreAge's operations were de-consolidated since December 2000, and the Company's investment in StoreAge was accounted for in accordance with the equity method.

           As part of this financing round, StoreAge issued, in January 2001, an additional 3,346,567 Preferred B shares for a total consideration of $11,000, and the Company's equity interest in StoreAge was reduced to 38.9%.

        3. During November 2000, the Company acquired all the activities, assets and rights, and assumed certain obligations of Eastek Embedded Systems (Meitav) Ltd. ("Eastek") a private Israeli software company, to enhance its R&D capabilities in order to develop synergetic software solutions for the SAN market. In consideration of this acquisition the Company issued 80,000 Ordinary shares of the Company, of which 20,000 shares will be deposited with a trustee and shall be delivered twelve months after the closing - provided that no claims are made against Eastek. The value of shares issued in this transaction was $2 per share in the aggregate amount of $160.

           The Company also granted a key employee of Eastek 100,000 shares in escrow which will be released annually in three installments of 30,000 shares, 35,000 shares and 35,000 shares. (See Note 10).

           The transaction was accounted for by the purchase method of accounting, and Eastek's operations are consolidated as of the date of acquisition. The excess cost over the fair value of net assets acquired was allocated to the assembled work force in the amount of $291 which is to be amortized on a straight-line basis over a three-year period. The allocation of the purchase price of the Eastek acquisition is based on the fair value of assets acquired and liabilities assumed. The following is a summary of the assets acquired:

Working capital deficiency                                     $ (30)
Property and equipment                                            15
Work force (amortized over three years)                          291
Long-term liabilities                                           (116)
                                                               -----
                                                               $ 160
                                                               =====

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

           The following represents the unaudited pro-forma results of operations for the years ended December 31, 2000 and 1999 assuming that the Eastek acquisition had been consummated as of January 1, 2000 and January 1, 1999, respectively:

                                                                                            YEAR ENDED
                                                                                           DECEMBER 31,
                                                                          ------------------------------------------
                                                                                 2000                    1999
                                                                          ------------------      ------------------
Sales                                                                                $   283                 $ 6,283
                                                                                     =======                 =======
Net loss                                                                             $(1,465)                $(4,897)
                                                                                     =======                 =======
Basic and diluted net loss per share                                                 $ (0.16)                $ (0.55)
                                                                                     =======                 =======

        4. In December 2000, the Company completed a private placement of $3 million in the issuance of convertible subordinated debentures and warrants to qualified investors. The net proceeds from the offering were used to fund the Company's investment in StoreAge's second round of financing (see Note 8c).


NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

           The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

        A. USE OF ESTIMATES:

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        B. FINANCIAL STATEMENTS IN U.S. DOLLARS:

           The functional currency of the Company and its subsidiaries is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. The majority of the Company's operations is currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels ("NIS"); however, most of the expenses are denominated and determined in U.S. dollars. Financing and investing activities including loans, equity transactions and cash investments, are made in U.S. dollars.

           Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standard Board ("FASB") "Foreign Currency Translation". All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

            The financial statements of foreign subsidiaries whose functional currency is their local currency, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date.

            Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity - accumulated other comprehensive income (loss). Such subsidiaries were realized during 1999.

        C.  PRINCIPLES OF CONSOLIDATION:

            The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

        D.  CASH EQUIVALENTS:

            The Company considers all highly liquid investments that are readily convertible to cash with original maturities of three months or less to be cash equivalents.

        E.  RESTRICTED DEPOSIT:

            The restricted deposit, which is primarily invested in certificates of deposit, which mature within one year, as security for the settlement of a lawsuit (see Note 9).

        F.  INVESTMENT IN AN AFFILIATE:

            The investment in StoreAge over which the Company can exercise significant influence over operating and financing policy (generally, entities in which the Company holds 20% to 50% of ownership or voting rights), is presented using the equity method of accounting and in accordance with EITF 99-10 "Percentage Used to Determine the Amount of Equity Method Losses" which requires that an investor should recognize equity method losses based on the ownership level of the particular investee security held by the investor, or the change in the investor's claim on the investee's book value.

        G.  PROPERTY AND EQUIPMENT:

            Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                  %
                                                  ------------------------------
Leasehold improvements                                Over the term of the lease
Machinery and equipment                                                  10 - 33
Office furniture and equipment                                            6 - 10
Motor vehicles                                                                15

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

            The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets, in accordance with the provisions of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As of December 31, 2000, no impairment losses have been identified.

        H.  WORK FORCE:

            The work force is amortized using the straight-line method over the estimated useful life (three years).

            The carrying value of the work force is periodically reviewed by management, based on the expected future undiscountinued operating cash flows over the remaining amortization period of the work force. If this review indicates that the work force will not be recoverable, the carrying value of the work force is reduced to the estimated fair value. As of December 31, 2000, no impairment losses have been identified.

        I.  RESEARCH AND DEVELOPMENT COSTS:

            Statement of Financial Accounting Standards ("SFAS") 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

            Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

        J.  ROYALTY-BEARING GRANTS:

            Royalty-bearing grants from the Office of the Chief Scientist ("OCS") for funding approved research and development projects are recognized at the time the Company and its subsidiary are entitled to such grants, on the basis of the related costs incurred. Such grants are recorded as a reduction of research and development costs. Research and development grants amounted to $403, $223 and $261 in 2000, 1999 and 1998, respectively.

        K.  REVENUE RECOGNITION:

            To date, the Company has derived its revenues from licensing fees for its products, training, installation, maintenance and hardware. The Company sells its products primarily through its direct sales force.

            In December 1999, the SEC issued Staff Accounting Bulletin No 101 ("SAB 101"), as amended in June 2000, which summarize the staff's views in applying generally accepted accounting principles to revenues recognition in financial statements. The Company adopted SAB 101 during the fourth quarter of 2000. The adoption did not have a significant effect on the consolidated results of operations or financial position.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

            The Company has adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. SOP 97-2, generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

            Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no further significant obligations exist, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. If the fee is not fixed or determinable, revenues are recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

            Maintenance, training and installation services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenues under the arrangement are recognized using contract accounting. When services are not considered essential, the revenues allocable to the services are recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

            Revenues from hardware sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable.

            When contracts contain multiple elements wherein VSOE of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "Residual Method" prescribed by SOP 98-9. Training maintenance and installation revenue included in these arrangements is deferred and recognized on a straight-line basis over the term of the training maintenance and installation agreement. The VSOE of fair value of the undelivered elements is determined based on the price charged for the undelivered element when sold separately.

        L.  WARRANTY COSTS:

            The Company provides a warranty at no extra charge to the customer. A provision is recorded for probable costs in connection with warranties based on the Company's past experience and engineering estimates. As to date warranty costs were immaterial.

        M.  CONCENTRATIONS OF CREDIT RISKS:

            Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposit, trade receivables and affiliate account receivable. The Company's cash and cash equivalents and restricted deposit are deposited in major banks in Israel and in the U.S. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal risk exists with respect to these investments.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

            The trade receivables of the Company and its subsidiary are mainly derived from sales to customers located primarily in the U.S., Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. As of December 31, 2000, no allowance for doubtful accounts was provided.

            Management believes that the affiliate is financially sound and, accordingly, minimal risk exists with respect to these receivables.

            The Company and its subsidiaries have no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

        N.  BASIC AND DILUTED NET LOSS PER SHARE:

            Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement
            No. 128, "Earnings Per Share".

            All outstanding convertible debentures, stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are antidilutive for all periods presented. The total weighted average number of Ordinary shares related to convertible debentures, options and warrants excluded from the calculation of diluted net loss per share were 1,570,193, 687,808 and 697,252 for the years ended December 31, 2000, 1999 and 1998, respectively.

        O.  SEVERANCE PAY:

            The Company's liability for severance pay is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits into severance pay funds, insurance policies and by an accrual.

            The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies and include immaterial profits.

            Severance pay expenses for the years ended December 31, 2000, 1999 and 1998 amount to approximately, $10, $292 and $ 973, respectively.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

        P.  ACCOUNTING FOR STOCK BASED COMPENSATION:

            The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 10.

            The Company applies SFAS 123 and EITF 96-18 "Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

        Q.  INCOME TAXES:

            The Company and its subsidiary account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

        R.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

            The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosure for financial instruments:

            The carrying values of cash and cash equivalents, restricted deposit, trade receivables, affiliate account receivable, short-term bank credit and trade payables approximate their fair value due to the short-term maturities of these instruments.

            Convertible loan and long-term bank loans - the carrying amounts reported in the balance sheet approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

        S.  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

            In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

NOTE 3:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                              DECEMBER 31,
                                             -------------------------------------------
                                                      2000                    1999
                                             -------------------      ------------------
Prepaid expenses                                           $  30                   $  31
Government authorities                                        12                     246
Other                                                          3                     118
                                                           -----                   -----
                                                           $  45                   $ 395
                                                           =====                   =====

NOTE 4:-      INVESTMENT IN AN AFFILIATE

Investment in StoreAge:
-----------------------

Investment in Ordinary shares of StoreAge in January, 1999 (39% of
 voting rights)                                                                       $     -                   $    -

Investment in Preferred shares of StoreAge in December, 2000 (10% of
 voting rights)                                                                         4,220                        -

Equity interest in post establishment losses                                           (2,093)                       -
                                                                                      -------                   ------
Total investment (49% of voting rights)                                               $ 2,127                   $    -
                                                                                      =======                   ======

        The following summarizes the aggregate information of StoreAge:

                                           DECEMBER 31,
                                               2000
                                      -------------------
Current assets                                    $14,358
Non current assets                                $   646
Current liabilities                               $  (921)
Non current liabilities                           $   (40)

                                            YEAR ENDED
                                           DECEMBER 31,
                                               2000
                                      -------------------
Revenues                                          $    66
Gross profit                                      $    51
Loss from continuing operations                   $(1,786)
Net loss                                          $(1,786)

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

NOTE 5:-  PROPERTY AND EQUIPMENT, NET

                                                                      DECEMBER 31,
                                                     -------------------------------------------
                                                              2000                    1999
                                                     -------------------      ------------------
Cost:
 Leasehold improvements                                            $   -                   $   2
 Machinery and equipment                                              29                     205
 Office furniture and equipment                                       70                     108
 Motor vehicles                                                       47                     265
                                                                   -----                   -----
                                                                     146                     580
                                                                   -----                   -----
Accumulated depreciation:
 Leasehold improvements                                                -                       -
 Machinery and equipment                                               2                      43
 Office furniture and equipment                                       60                      54
 Motor vehicles                                                       21                      52
                                                                   -----                   -----
                                                                      83                     149
                                                                   -----                   -----
Depreciated cost                                                   $  63                   $ 431
                                                                   =====                   =====

        Depreciation expenses for the years ended December 2000, 1999 and 1998 amounted to approximately $143, $146 and $1,559, respectively.
        As for charges, see Note 9c.

NOTE 6:- WORK FORCE

        As a result of the purchase of Eastek (see Note 1), the Company recorded a work force in the amount of $291.

                                                                    DECEMBER 31,
                                                   -------------------------------------------
                                                         2000                     1999
                                                   ------------------      -------------------
Work force                                                      $ 291                     $  -
Less - accumulated amortization                                     8                        -
                                                   ------------------      -------------------

                                                                $ 283                     $  -
                                                   ==================      ===================

        Amortization expense amounted to $ 8 for the year ended December 31, 2000.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

NOTE 7:-  OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                 DECEMBER 31,
                                                 ------------------------------------------
                                                        2000                    1999
                                                 ------------------      ------------------
Employees and payroll accruals                               $   44                  $  165
Government authorities                                            8                       -
Provision for litigation                                        931                   1,104
Accrued expenses                                                420                     499
                                                             ------                  ------
                                                             $1,403                  $1,768
                                                             ======                  ======

NOTE 8:-  FINANCING ARRANGEMENTS

        A.  SHORT-TERM BANK CREDIT:

            As of December 31, 1999, the Company and its subsidiaries have an authorized line of credit in the amount of $80, of which $68 is utilized. Most of the credit is denominated in unlinked NIS. Weighted average interest rate as of December 31, 1999 was 13.5%. As of December 31, 2000 the Company has no authorized line of credit.

        B.  LONG-TERM BANK LOANS:

                                                                                   December 31,
                                                -------------------------------------------------------------------------------
                                                                  2000                                      1999
                                                -------------------------------------     -------------------------------------
                                                   INTEREST RATE                             INTEREST RATE
                                                         %               AMOUNT                    %                AMOUNT
                                                -----------------    --------------       -----------------     ---------------
U.S. dollar                                                   7.3                 $21                     8                $196
Less - current maturities                                                          10                                        74
                                                                                  ---                                      ----
                                                                                  $11                                      $122
                                                                                  ===                                      ====

            Aggregate maturities of long-term loans for the years subsequent to December 31, 2000 are as follows:

2001 (current maturities)                        $10
2002                                              10
2003                                               1
                                                 ---
                                                 $21
                                                 ===

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

        C.  CONVERTIBLE DEBENTURES:

            1. In 1997, the Company issued convertible debentures and warrants to purchase 200,000 Ordinary shares in consideration of $2,000.

               All of the debentures were converted during 1998 into 4,211,047 Ordinary shares.

               The warrants are exercisable into Ordinary shares at any time until December 2002 in consideration of $4.47 per share.

            2. In December 2000, the Company issued convertible debentures and warrants to purchase 300,000 Ordinary shares in consideration of $3,000.

               The debentures bear interest at the rate of LIBOR + 1.5% and shall be repaid commencing at the beginning of the third year following the issuance of the debentures and ending at the end of the fifth year.

               The Debentures are convertible, all or in part, at any time in which these are outstanding, to the Company's Ordinary shares, at a price per share of $3.

               The warrants granted are exercisable into the Company's Ordinary shares at any time until December 2003 at a price per share of $4.5.

               The fair value for the warrants was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions for 2000: risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 1.092, and a weighted-average expected life of the warrants of approximately 1.5 years.

               The fair value of the warrants at the date of grant was $0.49 per warrant, in the aggregate to $147. The fair value of the warrants, plus debt issuance costs in the amount of $25, were accounted for as a discount on the debentures, and shall be amortized over the term of the debentures using the interest method.

               The Company accounted for these convertible debentures in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27 "Application of EITF Issue No. 98-5 to Certain Convertible Instruments".

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

              There has been no beneficial conversion feature in respect to these convertible debentures. Aggregate maturities of convertible debentures for the years subsequent to December 31, 2000 are as follows:

2003                                      $1,000
2004                                       1,000
2005                                       1,000
                                          ------
                                           3,000
Debt issuance costs                         (172)
                                          ------
                                          $2,828
                                          ======


NOTE 9:-  COMMITMENTS AND CONTINGENT LIABILITIES

        A.  LEASE COMMITMENTS:

            The Company and its subsidiaries lease their facilities under an operating lease agreement. The aggregate future minimum payment under noncancelable operating leasing ending on December 31, 2001 is $67.

            Rent expenses for the years ended December 31, 2000, 1999 and 1998 were approximately $60, $122 and $602, respectively.

        B.  LITIGATION:

            1. The Company, certain of its officers and directors and the underwriters of the Company's August 1993 public offering are defendants in a purported class action and two related cases which were filed in the United States District Court for the Eastern District of New York in September 1993, August 1994 and February 1995. The plaintiffs' complaints allege that the Company violated Section 12(2) of the Securities Act of 1933, as well as
               Section 10(b) and Section 20 of the Securities Exchange Act of 1934 by failing to disclose early enough that revenues in both the Company's European and United States markets were declining and that the Company was struggling to maintain its growth margins at past levels. The plaintiffs also contend that the Company falsely stated that it had successfully integrated a newly acquired business, the Decision Data Division, into the Company's operations.

               On December 14, 1999, the Company entered into stipulations of settlement with the plaintiffs, which was approved by the court in 2000. The Class Action Settlement provides for the dismissal with prejudice of the Class Action and the release of all class actions against all defendants, in exchange for (i) a cash payment of $600 by the Company into an insured interest-bearing escrow fund, and (ii) delivery to the plaintiff class by the Company of newly issued freely tradable warrants with rights to purchase, in the aggregate, 886,039 Ordinary shares of the Company, at an exercise price of $0.30 per share. The warrants were issued in December 1999.

               The fair value for these warrants was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions: risk-

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------


               free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 1.369 and a weighted-average expected life of an option of one year.

               Compensation of $2,809 derived from the warrant was charged to other expenses.

            2. A suit was filed in Israel in 1995 against the Company and certain of its officers and directors alleging inadequate disclosure in prior years of the Company's financial position, results of operations and prospects, and damages in the amount of $250. The Company, based on the opinion of its legal advisors, does not believe that the outcome of these actions will have a material adverse effect on either its business operations or its financial position. The Company's legal advisors are unable to estimate the outcome of this suit.

            3. A claim was filed against NetWiz Ltd. (a former subsidiary of the
               Company) in respect of a breach of a lease agreement. As part of agreement for the sale of NetWiz the Company agreed to assume the liabilities in respect of the above claim. The Company's legal counsel estimates that the Company's exposure does not exceed $50. The Company recorded a full provision in respect of this claim. The Company also recorded a guarantee in the amount of $50 in respect of this claim

            4. A claim was filed by a supplier against the Company for a non-
               payment of a debt. The Company rejects the claim and argues that the price of the goods exceeded the agreed upon price. The Company's legal counsel estimates that the Company's exposure does not exceed $20. The Company recorded a full provision in respect of this claim.

        C.  CHARGES:

            The Company had recorded a charge on all of its assets in favor of banks and lenders.


NOTE 10:-  SHARE CAPITAL

        A.  REVERSE SPLIT

            During 1998, the Company effected a 3:1 reverse share split on its Ordinary shares from NIS 0.001 par value to NIS 0.003 par value. All Ordinary shares and per share amounts have been adjusted to give retroactive effect to this reverse share split for all periods presented.

        B.  WARRANTS:

            As for warrants issued upon issuance of debt and upon settlement of lawsuit see Notes 8c and 9b, respectively.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

        C.  STOCK OPTION PLAN:

            Under the Company's 1993 Stock Option Plan ("the Plan"), options may be granted to employees, officers, directors and consultants of the Company or of any subsidiary. The exercise price of options granted under the Plan may not be less than 85% of the fair market value of the Company's Ordinary shares on the date of the grant. The options granted shall vest annually over a period of three to four years, from the first vesting date and expire 6-10 years subsequent to the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants.

            The total amount of options available for future grants as of December 31, 2000, amounted to 44,779.

            As part of the acquisition of Eastek, the Company granted a key employee of Eastek 100,000 shares in escrow which will be released annually in three installments of 30,000 shares, 35,000 shares and 35,000 shares. The Company accounted for this transaction in accordance with EITF 95-8 "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination".

            Accordingly the Company recorded deferred stock compensation in the amount of $237. Deferred compensation is amortized to the statement of operations over the vesting period. Amortization expenses in 2000, 1999 and 1998 amounted to $15, $0 and $0, respectively.

            A summary of the Company's stock option activity, and related information:

                                          2000                                  1999                                  1998
                              -------------------------------    -------------------------------   ------------------------------
                                                 WEIGHTED                           WEIGHTED                         WEIGHTED
                                 NUMBER           AVERAGE            NUMBER          AVERAGE          NUMBER          AVERAGE
                               OF OPTIONS     EXERCISE PRICE       OF OPTIONS    EXERCISE PRICE     OF OPTIONS    EXERCISE PRICE
                              ------------   ----------------    -------------  ----------------   ------------  ----------------
Outstanding at the
beginning of the
  year                            499,138              $19.08         664,635             $17.39       787,658             $16.41

Granted                           716,050              $ 3.63               -                  -             -                  -
Exercised                         (46,954)             $ 4.43               -                  -             -                  -
Forfeited                         (20,084)             $15.91        (165,497)            $12.12      (123,023)            $11.12
                                ---------                            --------                         --------

Outstanding at
end of year                     1,148,150              $10.09         499,138             $19.08       664,635             $17.39
                                =========                            ========                         ========

Exercisable at the
end of the year                   488,650              $18.83         487,808             $19.44       528,518             $23.61
                                =========                            ========                         ========

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

            The options outstanding as of December 31, 2000, have been separated into ranges of exercise price, as follows:

                            OPTIONS                 WEIGHTED                                   OPTIONS
                       OUTSTANDING AS OF             AVERAGE            WEIGHTED          EXERCISABLE AS OF       WEIGHTED
                          DECEMBER 31,              REMAINING           AVERAGE              DECEMBER 31,          AVERAGE
 EXERCISE PRICE              2000               CONTRACTUAL LIFE     EXERCISE PRICE             2000            EXERCISE PRICE
----------------      ------------------      -------------------   ----------------     -------------------  -----------------
                                                    (YEARS)
$3.63                              716,050                   5.87             $ 3.63                  56,550            $ 3.63
$3.93 - $5.79                      123,933                   5.69             $ 5.48                 123,933            $ 5.48
$6.06 - $8.82                      142,967                   4.12             $ 7.88                 142,967            $ 7.88
$12.75 - $18.48                     73,000                   1.17             $17.07                  73,000            $17.07
$24 - $28.89                         5,000                   3.34             $25.50                   5,000            $25.50
$58.65 - $67.14                     87,200                   2.66             $66.67                  87,200            $66.67
                                 ---------                                                           -------
                                 1,148,150                   5.08             $10.09                 488,650            $18.83
                                 =========                                                           =======

            Under SFAS-123, pro forma information regarding net income and net earnings per share is required and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions (no options were granted during 1998 and 1999), for 2000: risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0.98 and a weighted-average expected life of an option of four years.

            Weighted average fair values and weighted average exercise prices of options whose exercise price is less, equal or exceeds market price of the shares at date of grant are as follows:

                                                                     YEAR ENDED DECEMBER 31, 2000
                                                      --------------------------------------------------------
                                                          WEIGHTED AVERAGE FAIR           WEIGHTED AVERAGE
                                                            VALUE OF OPTIONS              EXERCISE PRICE OF
                                                          GRANTS AT AN EXERCISE         OPTIONS GRANTS AT AN
                                                                  PRICE                    EXERCISE PRICE
                                                      --------------------------    --------------------------
Equal to market price at date of grant                                     $2.94                         $3.63
                                                                           =====                         =====
Exceeds market price at date of grant                                      $1.15                         $3.63
                                                                           =====                         =====

            The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

            For purposes of pro forma disclosure, the estimated fair value of the options is amortized as an expense over the options' vesting period.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

            Pro forma information under SFAS-123:

                                                                                     YEAR ENDED
                                                                                     DECEMBER 31,
                                                           -------------------------------------------------------------
                                                                   2000                  1999                  1998
                                                           -----------------     -----------------     -----------------
Net loss as reported                                                  $(1,389)             $(4,847)             $(14,356)
                                                                      =======              =======              ========
Pro forma net loss                                                    $(1,674)             $(4,905)             $(14,543)
                                                                      =======              =======              ========
Pro forma basic and diluted net loss  per share                       $ (0.19)             $ (0.55)             $  (2.59)
                                                                      =======              =======              ========

            The total compensation expense included in the pro forma information for 2000, 1999 and 1998 is $285, $58 and $187, respectively.

            As a result of the decrease in the Company's equity interest in StoreAge to 49% (see Note 1), and the de-consolidation of StoreAge, the status of StoreAge's employees was changed in accordance with FIN-44 "Accounting for Certain Transactions Involving Stock Compensation" from employees to non-employees. Thus 46,000 options granted to StoreAge's employees were remeasured at December 31, 2000, under the fair value method, and was accounted for as a variable plan in accordance with SFAS 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

            The fair value for these options was estimated at the balance sheet date using the Black-Scholes option valuation model with the following weighted-average assumptions: risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0.96 and a weighted-average expected life of an option of four years.

            The weighted average fair values at the balance sheet date of these options is $1 per option and the aggregate compensation as of December 31, 2000 is $46.

            Compensation expenses, derived from the change in StoreAge's employees status, would be recognized over the remaining vesting period of 2.4 years.

        D.  DIVIDENDS:

            Dividends, when declared, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

NOTE 11:-  INCOME TAXES

        A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969:

            If the Company meets certain conditions it will be defined as an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

        B. MEASUREMENT OF TAXABLE INCOME UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985:

            Results of the Company and its subsidiary for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are prepared in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/U.S. dollar exchange rate results in a difference between taxable income and the income before taxes reported in the financial statements.

            In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

        C.  LOSS BEFORE MINORITY INTEREST IN LOSSES OF SUBSIDIARY:

                                                         YEAR ENDED
                                                         DECEMBER 31,
                                -------------------------------------------------------------
                                       2000                  1999                  1998
                                -----------------     -----------------     -----------------
Domestic                                   $2,129               $4,014              $11,202
Foreign                                         -                  888                3,154
                                           ------               ------              -------
                                           $2,129               $4,902              $14,356
                                           ======               ======              =======

        D.  DEFERRED INCOME TAXES:

            Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------


            Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                     DECEMBER 31,
                                                     ------------------------------------------
                                                              2000                     1999
                                                     -----------------       ------------------
Tax loss carryforward                                         $ 26,506                 $ 27,010
Reserves and allowances                                              7                       63
                                                              --------                 --------
Net deferred assets before valuation allowance                  26,513                   27,073
Valuation allowance                                            (26,513)                 (27,073)
                                                              --------                 --------
Net deferred tax asset                                        $      -                 $      -
                                                              ========                 ========

            As of December 31, 2000, the Company has decreased its valuation allowances of approximately $560 to approximately $26,513 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

        E.  TAX LOSS CARRYFORWARD:

            As of December 31, 2000, the Company has carryforward tax loss in the amount of approximately $73,600, which may be carried forward and offset against taxable income in the future for an indefinite period.


NOTE 12:-   SEGMENTS AND GEOGRAPHIC INFORMATION

        The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", in 1997.

        The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic information based on the location of the end customer.

        The following presents total revenues for the years ended December 31, 2000, 1999 and 1998 and long-lived assets as of December 31, 2000, 1999 and 1998:

                                                            Year ended December 31,
                                          ----------------------------------------------------------
                                           2000                    1999                     1998
                                         ----------            ------------             ------------
Sales to unaffiliated customers:

 United States                                $  41                  $3,867                  $19,228
 Israel                                          40                   1,611                   12,363
 Europe                                          15                     477                    4,357
                                              -----                  ------                  -------
                                              $  96                  $5,955                  $35,948
                                              =====                  ======                  =======

      I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands (except share and per share data)
-------------------------------------------------------------------------------

                                                             DECEMBER 31,
                                      -------------------------------------------------------------
                                          2000                    1999                     1998
                                      ------------           -------------             ------------
Long-lived assets:

 United States                               $   -                  $    -                  $   158
 Israel                                        346                     431                    1,610
 Europe                                          -                       -                       24
                                             -----                  ------                  -------
                                             $ 346                  $  431                  $ 1,792
                                             =====                  ======                  =======


NOTE 13:-  SELECTED STATEMENTS OF OPERATIONS DATA

                                                                                    YEAR ENDED
                                                                                   DECEMBER 31,
                                                           ------------------------------------------------------------
                                                                2000                   1999                    1998
                                                           -------------            -----------            ------------
               A. RESEARCH AND DEVELOPMENT
                  EXPENSES, NET:
                  Total costs                                     $1,328                 $  909                 $ 2,671
                  Less - royalty-bearing grants                     (403)                  (223)                   (261)
                                                                  ------                -------                --------
                                                                  $  925                 $  686                 $ 2,410
                                                                  ======                =======                ========
               B. FINANCIAL INCOME (EXPENSES):
                  Interest income                                 $  389                 $  289                 $   186
                                                                  ------                -------                --------
                  Financial expenses:
                  Interest expenses                                  (67)                   (76)                   (446)
                  Foreign currency translation
                  differences                                        (45)                   (40)                    (95)
                  Amortization of beneficial
                  conversion  feature                                  -                      -                    (667)
                                                                  ------                -------                --------
                                                                    (112)                  (116)                 (1,208)
                                                                  ------                -------                --------
                                                                  $  277                 $  173                 $(1,022)
                                                                  ======                =======                ========
               C. OTHER EXPENSES, NET:
                  Amortization of compensation in
                  respect to warrants issued upon
                  settlement of lawsuit                           $    -                 $2,809                 $     -

                  Gain on sale of investment in
                  subsidiaries                                         -                   (996)                      -

                  Loss from sale of shares in an
                  investee                                             -                      -                      49
                  Other                                               12                    (43)                    218
                                                                  ------                -------                --------
                                                                  $   12                 $1,770                 $   267
                                                                  ======                =======                ========