Form 20-F
period 2001-12-31
IIS INTELLIGENT INFORMATION SYSTEMS LTD
filed 2002-06-28
CIK 742358

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

                   For the fiscal year ended December 31, 2001

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from           to
                                             ---------    --------

                           Commission File No. 0-13012

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

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2001, the Registrant had 11,498,436 Ordinary Shares, NIS 0.003 par value per share, outstanding ("Ordinary Shares").

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes [X]    No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17  [ ]     Item 18    [X]

This Annual Report on Form 20-F contains historical information and forward-looking statements. Statements looking forward in time are included in this Form 20-F pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Form 20-F and in other reports, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Form 20-F and the Company's other filings with the Securities and Exchange Commission during the past 12 months.

                                     PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
------- -----------------------------------------------------

        Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
------- ---------------------------------------

        Not applicable.

Item 3. KEY INFORMATION
------- ---------------

A.   Selected Financial Data.

          The following selected consolidated financial data of the Company as of December 31, 2001 and 2000 and for the three years ended December 31, 2001, are derived from the Company's audited consolidated financial statements which are included in this Annual Report and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 have been derived from audited consolidated financial statements not included in this Annual Report and have also been prepared in accordance with U.S. GAAP. The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5 (Operating and Financial Review and Prospects), and the Consolidated Financial Statements included elsewhere in this Annual Report.

          Since December 2000, as a result of the decline of the Company's interest in StoreAge Networking Technologies Ltd. ("StoreAge") to 39%, the Company's and StoreAge's operations are no longer reported on a consolidated basis and the Company's investment in StoreAge is accounted for in accordance with the equity method.

Statement of Operations Data (in thousands, except per share data):
-------------------------------------------------------------------

                                                         Year Ended December 31,
                                            ------------------------------------------------
                                             1997       1998       1999      2000      2001
                                            -------   --------   -------   -------   -------
Sales revenues                              $37,981   $ 31,481   $ 5,408   $    96   $    83
Revenues from related party                      --         --        --        --       251
Maintenance and other services                6,417      4,467       547        --        --
   Total revenues                            44,398     35,948     5,955        96       334
Cost of sales                                26,930     23,327     4,484        27        28
Cost of revenues from related party              --         --        --        --       155
Inventories write off                            --      5,442        --        --        --
Cost of maintenance and other services        5,316      2,836       429        --        --
   Total cost of revenues                    32,246     31,605     4,913        27       183
Gross profit                                 12,152      4,343     1,042        69       151
Research and                                  2,719      2,410       686       925       479
   development costs, net
Selling and marketing expenses                9,245      7,589     1,417       639        21
General and administrative expenses           6,465      5,870     1,777       899       888
Write-off of trade receivables                   --        470        --        --        --
Restructuring charges                            --      1,071       467        --        --
Non recurring income                             --         --        --        --      (180)
Operating loss                               (6,277)   (13,067)   (3,305)   (2,394)   (1,057)
Financial income (expenses), net from          (203)    (1,022)      173       277       (56)
   operation
Financial expenses from conversion of            --         --        --        --    (1,491)
   convertible debentures
Financial income (expenses)                    (203)    (1,022)      173       277    (1,547)
Other income (expenses), net                    (36)      (267)   (1,770)      (12)       --
Loss before equity in losses of affiliate    (6,516)   (14,356)   (4,902)   (2,129)   (2,604)
   and minority interest in losses of
   subsidiaries
Income taxes                                     75         --        --        --        --
Equity in losses of affiliate                    --         --        --        --      (877)
Minority interest in losses of subsidiary        --         --        55       740        --
Net loss                                    $(6,591)  $(14,356)  $(4,847)  $(1,389)  $(3,481)
Basic and diluted net earnings (loss) per   $ (1.41)  $  (2.55)  $ (0.55)  $ (0.16)  $ (0.37)
   share
Weighted average number of shares             4,649      5,621     8,860     8,901     9,409
   used in computing basic and diluted net
   earnings (loss) per share (in thousands)

                                                             At December 31,
                                                             ---------------
Balance Sheet Data (in thousands):            1997      1998      1999      2000      2001
----------------------------------          -------   --------   -------   -------   -------
Working capital                             $14,175   $  3,761   $ 5,590   $ 2,254   $ 1,024

Cash and cash equivalents                     5,958      5,661     7,350     3,077     1,556
Total assets                                 35,326     17,992     8,496     6,349     3,233
Short-term bank credits                       2,370      3,588       142        10        10
Long-term debt                                2,706        568       122     2,839         1

Shareholders' equity                        $16,289   $  4,005   $ 2,757   $ 1,882   $ 2,535

B.   Capitalization and Indebtedness.

          Not applicable.

C.   Reasons for the Offer and Use of Proceeds.

          Not applicable.

D.   Risk Factors.

          An investment in the Company involves a high degree of risk. The following risk factors should be considered carefully in evaluating an investment in the Company. Since StoreAge is the Company's most valuable asset, a number of the following risks relate to the Company's investment in, and affiliation with, StoreAge.

          We Depend on StoreAge's Future Success For Continued Growth. We are highly dependent on the success of our StoreAge affiliate for future profits. We cannot assure you that StoreAge will prove commercially successful, or that our investment in StoreAge will be profitable. To date, StoreAge's revenues have been very limited.

          We have a History of Substantial Recurring Losses. We lost approximately $3.5 million during the year ended December 31, 2001, $1.4 million during the year ended December 31, 2000, $4.8 million during the year ended December 31, 1999, $14.4 million during the year ended December 31, 1998, and $6.6 million during the year ended December 31, 1997. Our ability to achieve profitable operations depends on, among other things, the successful marketing of storage technology products which we have only recently introduced into the market. However, we cannot assure you that we will become and stay profitable.

          Since We Have a Minority Ownership Interest in StoreAge, Our Interest in StoreAge's Profits and Our Ability to Direct Its Business Affairs Are Limited. Our interest in StoreAge was reduced following StoreAge's private placement, completed in January 2001, to a 39% ownership interest (and may be further reduced). Cisco Systems, Inc., CDC Holdings Ltd., Morgan Keegan Entities, Genesis Partners, Koonras Technologies Ltd., The Challenge Fund and Ophir Tech Ltd.

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

          Our Future Capital Needs Could Adversely Affect Us if We are Unable to Raise Additional Capital. Given the business levels we presently expect, we believe that our existing cash on hand will be sufficient to meet our working capital requirements, including normal capital expenditures, for at least the next 12 months, and that StoreAge's existing cash on hand, including the net proceeds of its private placement in January 2001, will be sufficient to meet its working capital requirements, including normal capital expenditures, for at least the next 12 months. However, continued losses could reduce StoreAge's and/or our working capital and cash equivalents, which could adversely affect StoreAge's or our future operations unless we secure additional financing. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of business opportunities or respond to competitive pressures.

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

          Our iSCSI Business is Only in its First Stages of Market Penetration. The Internet Small Computer Systems Interface ("iSCSI") market is highly volatile and end users adaptation of iSCSI technology has been much slower than anticipated. In addition, iSCSI standardization is not yet complete and its completion is required before the introduction of products to the market by storage vendors. Although the potential exists in the iSCSI market, we anticipate fierce competition for testing tools products from large companies, which are better financed, and have larger marketing resources.

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

          A Substantial Number of Our Shares Can Be Sold in the Future under Rule 144, Which Could Lower the Price of Our Shares. Existing shareholders may sell Ordinary Shares pursuant to Rule 144 promulgated under the Securities Act, or otherwise. Such sales could adversely affect the price of the Ordinary Shares. We cannot predict the effect that future sales of the Ordinary Shares, or the availability of the Ordinary Shares for future sales, will have on the market price of the Ordinary Shares. Prevailing market prices for the Ordinary Shares could drop if substantial amounts of the Ordinary Shares are sold, or if others perceive that such sales could occur. In addition, proposed changes in Israeli taxation of capital gain may result in the sale of a substantial number of the Ordinary Shares in a short period of time in the future.

          We May Be Subject to a Delisting Action by the Nasdaq SmallCap Stock Market. Our Ordinary Shares are quoted on the Nasdaq SmallCap Market under the symbol "IISL". In order for our Ordinary Shares to continue to be quoted on the Nasdaq SmallCap Market, we must satisfy various listing maintenance standards, including certain net tangible assets and shareholders' equity tests established by Nasdaq. Although we currently have sufficient shareholders' equity and net tangible assets to meet the requirements for continued inclusion on the Nasdaq SmallCap Market, there can be no assurance that we will be able to continue to meet these requirements and the other listing requirements of the Nasdaq SmallCap Market. A delisting action by the Nasdaq SmallCap Market would have a material adverse effect on the liquidity of our Ordinary Shares and may have a material adverse effect on its trading value.

          We Do Not Presently Intend To Pay Dividends. We have not declared or paid dividends on our Ordinary Shares since 1989, and do not intend to declare or pay any dividends to our shareholders in the foreseeable future.

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

          Since StoreAge Currently Has a Limited Number of Customers, Loss of Any One Customer in the Future as StoreAge Builds Its Customer Base Could Hurt Its Business. A material percentage of StoreAge's revenues are derived from a limited number of customers. We do not anticipate that StoreAge generally will enter into long-term contracts with its customers, and customers generally will have certain rights to extend or delay the shipment of their orders or cancel orders without penalty. Loss of one or more principal customers or a material decrease in orders could materially and adversely affect its business, financial position and results of operations.

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

Risk Factors Relating to Our Operations in Israel

          Conducting Business in Israel Entails Special Risks. We are incorporated under the laws of, and our executive offices and research and development facilities, and those of StoreAge, are located in, the State of Israel. Although most of StoreAge's sales are made to customers outside Israel, it is nonetheless directly affected by the political, economic and military conditions affecting Israel. Any of StoreAge's manufacturing operations would be heavily dependent upon components imported from outside of Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations and that of StoreAge. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Since September 2000 there has been a significant deterioration in the relationship between Israel and the Palestinian Authority and as a result of violence between Israelis and Palestinians, the peace process between the parties has stagnated. Efforts to resolve the problem have failed to result in an agreeable solution. In recent months there has been a marked deterioration in the conflict, which culminated in several lethal suicide attacks in Israel and in response the Israeli Army called up a large number of reserve duty soldiers and has made incursions into most Palestinian-controlled cities and towns. The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and may have a material adverse effect on our business and that of StoreAge. Further deterioration of hostilities might require more widespread military reserve service by our and StoreAge's employees that may have a material adverse effect on our business and that of StoreAge. In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on us and StoreAge.

          Most of Our Directors, Officers and Employees are Obligated to Perform Annual Military Reserve Duty in Israel. We cannot assess the potential impact of these obligations on our business. Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us if there is any expansion or reduction of these obligations.

          We May be Adversely Affected by Proposed Tax Reform in Israel. In February 2002, the Minister of Finance appointed a committee to review and make recommendations with respect to the current Israeli tax structure. The committee presented its recommendations to the Minister of Finance on June 12, 2002. If implemented, the recommendations might result in the imposition of Israeli capital gains taxes at the rate of 15% to 35% on sales of securities of Israeli companies by Israeli residents. In addition, the committee has proposed that a tax be imposed on all income of Israeli residents (individuals and corporations) regardless of the territorial source of income and a tax will be imposed on income of foreign corporations controlled by Israeli residents if the majority of profits or income of such foreign corporations originate from "passive income", including interest, dividends, royalties and rental income. We cannot predict whether, and to what extent, such recommendations will be adopted and eventually enacted into law.

          Anti-takeover Provisions Could Negatively Impact Our Shareholders. Some of the provisions of Israeli law could:

          .    discourage potential acquisition proposals;

          .    delay or prevent a change in control over us; and

          . limit the price that investors might be willing to pay in the future for our ordinary shares.

Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consisted of more than one class of shares, the approval of each class is also required. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules may not apply if the acquisition is made by way of a merger. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws. Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the new Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

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

          During November 2000, the Company acquired the assets of Eastek Embedded Systems (Meitav) Ltd. ("Eastek"), a private Israeli software company, to enhance its R&D capabilities in order to develop storage networking solutions for the SAN market with a focus on storage over IP applications.

          In December 2000, the Company completed a private placement of $3 million in the issuance of convertible secured debentures and warrants to qualified investors. The net proceeds from the offering were used to fund the Company's investment in StoreAge's second round of financing.

          On January 25, 2001, StoreAge completed its second round of financing, raising a total of $25 million from strategic and institutional investors in a private placement. The Company was an investor in the financing, investing a total of $4.2 million. Following the consummation of the financing, the Company held 39% of the outstanding shares of StoreAge.

          In order to maintain its Nasdaq SmallCap Market listing, the Company completed a transaction with the holders of its convertible secured debentures and warrants (the "Purchasers") to exchange such securities for the Company's Ordinary Shares and cash. Under the terms of the transaction, the Purchasers converted $2,426,576.40 principal amount of the debentures into an aggregate of 1,797,464 of the Company's Ordinary Shares, received a cash payment of $573,423.60 and relinquished all of the warrants. The warrants and the remaining debentures were cancelled. As a result of the completion of the transaction in December 2001, the Company had sufficient shareholders' equity and net tangible assets to meet the requirements for continued inclusion on the Nasdaq SmallCap Market.

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

          In order to enable total focus on the new fast growing, large SAN and fibre channel market, in January 1999, IIS formed StoreAge, a separate entity whose sole purpose is to concentrate on storage networking development, production and marketing activities.

          StoreAge's goal is to be a leader in the storage networking industry. Its personnel has extensive experience in the design and implementation of leading edge technologies. Its mission includes the development and deployment of products and services in areas such as (i) Virtualization of storage networks for Open Systems (including Windows 2000, NT, Linux and UNIX), (ii) storage networking middleware (distributed RAID, volume management), (iii) storage management software, and (iv) storage related applications including disaster recovery and backup solutions, such as snapshot, remote mirroring and others. The innovative approach to enterprise storage systems proposed by StoreAge has attracted interest from original equipment manufacturers ("OEMs"), including those whose range of options do not include similar solutions. Therefore, StoreAge is employing an OEM, Value Added Resellers ("VAR") and systems integrator market strategy, as opposed to a direct market strategy targeted at end-users.

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

Products and Systems

          In June 2001, the Company launched the iSCSI SWAT ("iSWAT"(TM)) software, an advanced suite of applications for enhanced development, testing and conformance of storage solutions based on the Internet Small Computer Systems Interface ("iSCSI") communication protocol specification for the SAN. iSCSI is a new protocol that is expected to eventually replace the "Fibre Channel" protocol currently being used for SAN. The advantage of the iSCSI is that it works with standard Ethernet (Fast and Gigabit Ethernet), the existing enterprise networking infrastructure built over many years for a Local Area Network ("LAN"). iSCSI enables the implementation of cost-effective and high-performance storage solutions designed for the SAN over regular Ethernet offering management and transfer of storage data without sacrificing ease of access. The iSWAT is designed for developers and vendors of iSCSI products. It leverages iSCSI development and creates a single test environment that incorporates all professional features and functionality required for error injection, validation and conformance testing. It emulates iSCSI environment components and traffic to simplify and shorten development and Quality Assurance ("QA") processes.

          StoreAge's family of products include the Storage Virtualization Manager ("SVM(TM)"). StoreAge has developed the SVM(TM) as a SAN storage management solution. The SVM(TM) is a storage area network appliance that works with StoreAge's proprietary software through the creation and allocation of virtual volumes ("virtualization") to provide overall virtual volume management in a heterogeneous SAN environment. The SVM(TM) features physical device monitoring, volume definitions and virtual storage allocations for all servers and storage connected to the Fibre Channel loop or fabric. It provides a common graphical user interface ("GUI") through which storage is virtualized and selectively presented to users in a flexible way. Unlike other competing management solutions, the SVM(TM) does not impose any performance degradation on the I/O traffic on a SAN.

          The SVM(TM) serves as a platform for disaster and recovery and backup storage applications, such as remote mirroring and snapshot, and is a key enabler for functions such as serverless, LAN-free backup, shared file systems and multi-node clusters among other services that require a uniform overall view of and multiple access to all storage resources of the enterprise ("Storage Applications").

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

          The SVM(TM) delivers the following key functions critical for SAN management:

..    SAN manageability: A central point for managing entire SAN resources via a
     Web-enabled intuitive GUI effected through any standard browser and the ability to administer multiple RAID subsystems as if it was one large system (RAID pooling).

..    SAN Scalability: Unlimited SAN growth from a number of servers, storage capacity, I/O performance or bandwidth viewpoint.

..    SAN Security: Selective presentation of volumes to users with a fabric zoning control, which protects data from access via unauthorized path.

..    High Availability: Complete redundancy is supported. Modifications to the system are done on the fly without system re-boot. SAN bottlenecks are avoided due to multiple paths with load balancing and automatic failover.

..    Interoperability and Sharing: Volume masking enables sharing of storage among servers with different OS and FS. Volumes can be seen by more than one host, creating an ideal platform for shared file systems and clusters. Volumes can be moved from host to host (without copying).

..    Performance Enhancement: Striping across RAID subsystems for increased performance. Performance statistics help to facilitate removal of SAN bottlenecks.

SVM(TM) provides a central management point for storage virtualization while the data is directly transferred between the host computer and storage devices. This architecture meets all key requirements from a good virtualization scheme and in particular the total independence of the virtual storage from both the servers and the storage subsystems, thus creating true heterogeneous SANs. SVM(TM) provides significant scalability, performance, reliability and price advantages over alternative architectures. The SVM offers a particular advantage for high scale SAN installations (large number of servers) and demanding environments such as video and television related applications due to its extremely large number of devices supported and off the data path architecture.

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

     . Storage System Suppliers. Storage systems suppliers make products such as disk and tape drives and cartridge libraries. Some of the biggest enterprises in this space include EMC Corporation and Storage Technology Corp.

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

          StoreAge has traditionally marketed its products through one-on-one presentations to potential OEM partners, as well as through appearances at industry conferences/trade shows. In addition, StoreAge also promotes its products through frequent press releases covering its developments and technological breakthroughs and through StoreAge's Web site located at www.store-age.com.
-----------------

          StoreAge's major markets are in the US. In particular, most of the potential OEM partners are U.S. based companies with only a small number in Europe and the Far East. StoreAge opened its first U.S. office in Scottsdale, Arizona, in May 2000. The office re-located to Irvine, California in early 2002. In addition to the Irvine sales and technical support headquarters, StoreAge has also hired local U.S. salespeople on the East Coast. Additionally, certain members of senior management participate in sales and marketing.

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

          The following table shows the net consolidated research and development expenditures of the Company and participation in such expenditures by the Chief Scientist since 1999:

                                Year Ended December 31,
                                -----------------------
                                 1999    2000    2001
                                    (in thousands)

Company-funded research and      $686   $  925   $479
   development expenditures
Chief Scientist participation    $223   $  403   $  0
                                 ----   ------   ----
Total outlay for research and
   development                   $909   $1,328   $479
                                 ====   ======   ====

          In 1999, 2000 and 2001 the Company incurred royalty expenses of approximately $63,000, $15,000 and $0 respectively, for payment to the Chief Scientist. These amounts were included in cost of sales expenses for such periods. The Company's net research and development expenses constituted 11.5% of total revenues for the year ended December 31, 1999 and such expenses exceeded total revenues by $829,000 and $145,000 for the years ended December 31, 2000 and December 31, 2001, respectively.

          As of December 31, 2001, the Company and StoreAge had a research and development staff of 9 and 32 employees, respectively. All such employees are engineers and technicians engaged in applied research, development of new products and enhancement of existing products.

          Despite the Company's commitment to product research and development, there can be no assurance that any of the Company's development efforts will result in commercially successful products, that such products will be released in a timely manner or that the Company will be able to respond effectively to technological changes or new product announcements by others.

Customer Service and Support

          In conjunction with implementing an OEM strategy, StoreAge has chosen not to invest a significant part of its resources in building direct customer service and support, but instead has chosen to invest in making strategic alliances with major corporations that have developed customer service and support. StoreAge expects to indirectly provide the same level of support as many of its competitors through these alliances. Therefore, service revenues are not expected to comprise a significant portion of StoreAge's revenues. StoreAge's office in California is providing the first line of support to its OEM customers and system integrators.

          A local distributor through several regional sales offices is distributing and supporting the iSWAT product line in the U.S. The Company's development team is taking responsibility of second line technical support.

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

Competition

          StoreAge believes it is the first company that has completed the development of an Asymmetric (off-the-data-path) SAN volume (virtualization) management appliance. Compaq Computer Corporation (which recently merged into Hewlett-Packard Company), EMC Corporation, Veritas Software and TrueSAN Networks, Inc. are developing products with an architecture which is based on similar concepts, however this was a technology announcement only and no products have been formally launched.

          StoreAge's primary competition currently is from companies that offer Symmetric storage virtualization (in-the-data-path). Included in this category are DataCore Software Corporation,

FalconStor, StorageApps Inc. (recently acquired by Hewlett-Packard Company) and Vicom Systems, Inc. Veritas Software has also announced its intention to release such a software product. StoreAge believes that its off-the-data-path Virtualization technology is far superior to the alternative architecture. StoreAge believes that its system architecture provides it with competitive advantages over its competitors because of user benefits, such as incremental growth capability, scalability, availability and performance, and OEM benefits, such as cost effective solutions and time to market advantage. However, even with these competitive advantages, there can be no assurance that StoreAge will be able to compete successfully or that competition will not have a material adverse effect on its results of operations.

          In addition, there are a number of companies whose product offerings fall within the bounds of the storage management software market. These companies include major players in the data storage industry, such as Commvault Systems, Inc., Computer Associates International, Inc., EMC Corporation, Hewlett-Packard Company, IBM Corp., Legato Systems, Inc. and Veritas Software. Nevertheless, these companies' storage management applications relate primarily to data backup and replication, disaster recovery and load balancing rather than SAN virtualization and management and, therefore, do not compete directly with StoreAge's solutions, for the most part.

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

          See Note 12 to the Company's Consolidated Financial Statements for information regarding the geographic distribution of the Company's revenues since 1999. Substantially all revenues were generated by assets and operations which have subsequently been disposed of in the Restructuring.

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

          StoreAge conducts all of its activities, including their corporate administration, research and development and testing laboratory activity from a 9,400 square foot rented facility located in Nesher, Israel. The annual rent for this space is approximately $132,500, with total annual occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $35,600 (excluding parking costs of $20,340). StoreAge also leases space of 8,700 square feet for its sales and marketing office located in Irvine, California. The annual rent for this space is approximately $112,700, with total annual occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $38,600.

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

Critical Accounting Policies

          The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

          Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Work force

          During November 2000, the Company acquired all the activities, assets and rights, and assumed certain obligations of Eastek. The excess cost over the fair value of net assets acquired was allocated to the assembled work force which was amortized on a straight-line basis over a three-year period.

          According to Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") effective as of January 1, 2002, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Therefore, work force will be subject to annual amortization impairment tests based on management's estimates and judgment.

Legal Contingencies

          As discussed in note 9 to the Company's financial statements included herewith, the Company is involved in certain legal proceedings. As of December 31, 2001, management has accrued its estimates of the probable costs for the resolution of these claims. Management arrived at this estimate after consultation with outside counsel handling the Company's defense in these matters and is based upon an analysis of potential outcomes. Management does not believe these proceedings will have a material adverse effect on the Company's consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions and estimates related to these proceedings or the outcome of these proceedings.

Investment in StoreAge

          The Company currently holds a 39% interest in StoreAge. In order to determine whether its investment in StoreAge has experienced a decline in value (other than a temporary decline) and therefore requires an impairment charge, management evaluates its investment based on its estimates, judgments and understanding of the economic environment in which StoreAge operates. Future adverse changes in market conditions or poor operating results of StoreAge could result in losses or an inability to recover the carrying value of the investment that may not be reflected in the investment's current carrying value, thereby possibly requiring an impairment charge in the future.

A.   Operating Results.

General

          The Company currently holds a 39% equity interest in StoreAge. Since December 2000, the operations of the Company and StoreAge are no longer reported on a consolidated basis and the Company's investment in StoreAge is accounted for using the equity method. Accordingly, this change in reporting practice should be taken into account when reviewing the comparison of the results of operations of the Company for the fiscal year ended December 31, 2001 to the consolidated results of operations of the Company and StoreAge for prior periods set forth below.

          IIS is an Israeli company which, following the Restructuring, operates in one business segment - the research, development and, ultimately, production, marketing, sale and/or licensing of products based on SAN space.

          The functional currency of the Company and its subsidiaries is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. The majority of the Company's operations are currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels ("NIS"); however, most of the expenses are denominated and determined in U.S. dollars. Financing and investing activities including loans, equity transactions and cash investments, are made in U.S. dollars. In 2000, approximately 58.3% of the Company's revenues were derived from sales and services outside of Israel in United States dollars and other non-Israeli currencies compared to 5.7% in 2001. A majority of the Company's purchases of materials and components are also made in non-Israeli currencies (mainly the dollar). In addition, most marketing costs are incurred outside of Israel. Thus, the functional currency of the Company is the dollar.

          Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States ("FASB") "Foreign Currency Translation".

          The implementation of the Restructuring has resulted in the disposition of most assets of the Company, substantial changes in the Company's structure and a focus on the SAN space. This new business, run by the Company and StoreAge, an affiliate of the Company, focuses on the storage market. The Company believes that new market trends have resulted in the creation of a significant market niche which can be exploited by the Company using its storage technology and which could generate significant sales within two to three years.

Results of Operations

          The following tables set forth for the periods indicated selected income statement items as a percentage of the total revenues of the Company.

                                                         Year Ended December 31,
                                                        ------------------------

                                                        -----    -----    -----
                                                         1999     2000     2001
                                                        -----    -----    -----
Sales revenues                                           90.8%   100.0%    24.9%
Revenues from related party                                 0        0     75.1
Maintenance and other services revenues                   9.2        0        0
                                                        -----    -----    -----
      Total revenues                                    100.0%   100.0%   100.0%
                                                        -----    -----    -----
Cost of sales                                            75.3     28.1      8.4
Cost of revenues from related party                        --       --     46.4
Cost of maintenance and other services                    7.2        0        0
                                                        -----    -----    -----
      Total cost of revenues                             82.5     28.1     54.8
                                                        -----    -----    -----
Gross profit                                             17.5     71.9     45.2
Research and development costs, net                      11.5        *        *
Selling, marketing, general and administrative
   expenses                                              53.6        *        *
                                                        -----    -----    -----
Non recurring charges (income) and restructuring          7.8       --    (53.9)
Operating loss                                          (55.5)       *        *
                                                        -----    -----    -----

Financial and other
   income (expenses), net                               (26.8)       *        *
Loss before minority interest in losses of subsidiary   (82.3)       *        *
Minority interest in losses of subsidiary                 0.9        *        *
                                                        =====    =====    =====
Net loss                                                (81.4%)      *        *

----------
* Greater than revenues


          The Company currently holds a 39% equity interest in StoreAge. Since December 2000, the operations of the Company and StoreAge are no longer reported on a consolidated basis and the Company's investment in StoreAge is accounted for using the equity method. Accordingly, this change in reporting practice should be taken into account when reviewing the following comparison of the results of operations of the Company for the fiscal year ended December 31, 2001 to the consolidated results of operations of the Company and StoreAge for prior periods.

Years Ended December 31, 2001, 2000 and 1999

          In 2001, total revenues increased by $238,000 or 348% to $334,000 compared with $96,000 in 2000, and in 2000 total revenues decreased by $5,859,000 or 98.4% from $5,955,000 in 1999. The increase in 2001 was mainly as a result of research and development services provided to a related party (StoreAge).

          Revenues from sales and services to unaffiliated customers outside of Israel represented approximately 5.7% of revenues in 2001 and 58.3% of revenues in 2000 compared with 72.9% of revenues in 1999. See Note 12 to the Company's Consolidated Financial Statements for additional information regarding the geographic distribution of the Company's revenues since 1999. Substantially all 1999 revenues were generated by assets and operations which were subsequently disposed of in the Restructuring.

          Gross profit as a percentage of total revenues was approximately 45.2% in 2001 compared with 71.9% in 2000 and 17.5% in 1999. The decrease in 2001 was primarily due to less profitable research and development services fees from a related party (StoreAge). The increase in 2000 was primarily due to sales of more profitable StoreAge products and other software products.

          Marketing efforts to penetrate the emerging storage area networking market may produce a new source of revenue, offsetting, at least in part, the loss of revenue, but there is no assurance that such revenue growth will occur.

          Total outlays for research and development decreased to approximately $479,000 in 2001 from $1.33 million in 2000 and approximately $909,000 in 1999. The net cost to the Company of such outlays was $479,000 ($145,000 greater than revenues) in 2001 compared with $925,000 ($829,000 greater than revenues) in 2000, and approximately $686,000 (11.5% of revenues) in 1999. The Company anticipates a continued investment by it and StoreAge in research and development in storage subsystems to address future market demands for storage technology products.

          Selling and marketing expenses decreased to approximately $21,000 (6.3% of revenues) in 2001 from approximately $639,000 in 2000 ($543,000 greater than revenues) and $1.4 million in 1999 (23.8% of revenues). General and administrative expenses decreased to approximately $888,000 ($554,000 greater than revenues) in 2001 from approximately $899,000 in 2000 ($803,000 greater than revenues) and $1.8 million in 1999 (29.8% of revenues). The decrease in expenses reflects the effects of the Company's current structure and the completion of the Restructuring.

          In 2001, the Company recorded an operating loss of approximately $1.06 million compared with $2.39 million in 2000 and an operating loss of approximately $3.31 million in 1999. The 2001 operating loss reflects the increased investment in iSCSI research and development. The lower operating loss in 2000 compared to 1999 reflects the Company's current structure.

          There were no taxes on income in 2001, 2000 or 1999. See "Effective Corporate Tax Rate".

          As a result of the foregoing factors, the Company recorded a net loss of approximately $3.48 million in 2001, net loss of approximately $1.39 million in 2000, and a net loss of approximately $4.85 million in 1999.

          The Company does not expect to be profitable in the foreseeable future.

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

          Periodically, dependent upon inflation and other considerations, both fiscal and monetary, the Bank of Israel resets the target (middle of the range) exchange rate of the NIS in relation to a weighted basket of foreign currencies of Israel's major trading partners and allows the actual exchange rate to float within a range determined by the Bank of Israel. During 1999, 2000 and 2001, the NIS was devalued (appreciated) approximately (3.2%), (5.5%) and 7.02% respectively, against the currency basket, and approximately (0.17%), (2.7%) and 9.28% respectively, against the dollar. Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

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

          We cannot assure you that we will maintain our status as an Industrial Company for year 2002 or beyond. If we do not maintain our status as an Industrial Company, the applicable Israeli income tax with respect to capital gain realized by an individual shareholder with respect to the Ordinary Shares will be as follows: 35% for individuals who are Israeli residents, 36% for Israeli companies and 50% for non-residents of Israel. See also Item 10.E. "Taxation."

          Net loss carry forwards of the Company totaled approximately $76 million as of December 31, 2001 and are unlimited in time. See Note 11 to the Company's Consolidated Financial Statements.

Quarterly Results

          The Company's operating results in the near future may vary significantly from quarter to quarter, in part because of the substantial changes in the Company's structure and a focus on SAN channel technology. The Company's operating results for any particular quarter are not necessarily indicative of any future results. The nature of the Company's industry and business has changed, and the accelerated and unpredictable pace of new product introduction and market trends, which is expected to continue, limits management's ability to accurately forecast short-term results of operations. Furthermore, there can be no assurance that the Company will return to profitability in 2002 or thereafter.

Governmental, Economic, Fiscal, Monetary or Political Factors

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

          In February 2002, the Minister of Finance appointed a committee to review and make recommendations with respect to the current Israeli tax structure. The committee presented its recommendations to the Minister of Finance on June 12, 2002. If implemented, the recommendations might result in the imposition of Israeli capital gains taxes at the rate of 15% to 35% on sales of securities of Israeli companies by Israeli residents. In addition, the committee has proposed that a tax be imposed on all income of Israeli residents (individuals and corporations) regardless of the territorial source of income and a tax will be imposed on income of foreign corporations controlled by Israeli residents if the majority of profits or income of such foreign corporations originate from "passive income", including interest, dividends, royalties and rental income. We cannot predict whether, and to what extent, such recommendations will be adopted and eventually enacted into law.

Political Conditions

          Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Since September 2000 there has been a significant deterioration in the relationship between Israel and the Palestinian Authority, and as a result of riots in Gaza and the West Bank and a spate of terrorist attacks inside Israel, the peace process between the parties has stagnated. Efforts to resolve the problem have failed to result in an agreeable solution. In recent months there has been a marked deterioration in the conflict, which culminated in several lethal suicide attacks in Israel and in response the Israeli Army called up a large number of reserve duty soldiers and has made incursions into most Palestinian-controlled cities and towns. The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and may have a material adverse effect on our business and us.

          Despite the peace between Israel and Egypt and Jordan, some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to such countries, we believe that in the past the boycott has not had a material adverse effect on us. In addition, as a result of the Israeli military activities in the West Bank during April 2002, several European countries are considering to participate in a boycott of Israeli firms as well as on the shipment of weapons and other military supply to Israel. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

          All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees and those of StoreAge are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of such obligations.

Economic Conditions

          Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents may deal in foreign currency and non-residents of Israel may purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions on remittances of dividends on ordinary shares or the proceeds from the sale of shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. In addition, Israeli residents are required to file reports pertaining to specific types of actions or transactions.

          The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. In addition, as a result of the political instability, the continuous hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001 and especially during the first five months of 2002 the Israeli rate of economic growth has deteriorated, the Israeli currency has been devalued and the rate of inflation has increased. The Israeli government has proposed certain budgetary cuts and other changes but it is not certain if such measures will be adopted by the Israeli Parliament and what will be the impact of these and other measures, if adopted, on the Israeli economy. In addition, certain credit agencies such as Standard & Poors have announced that they are reviewing the credit rating of Israel. Should such agencies resolve to decrease Israel's credit rating, the ability of the Israeli government to generate foreign financial and economic assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain the current credit rating of Israel. Economic decline as well as price and exchange rate instability may have a material adverse effect on us and on StoreAge.

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

          During November 2000, the Company acquired the assets of Eastek to enhance its R&D capabilities in order to develop synergetic software solutions for the SAN market. The acquisition was completed through the issuance of shares to Eastek and its founder, Danny Shavit. If certain conditions are met, a total of 180,000 shares will be delivered to Eastek and Mr. Shavit.

          In December 2000, the Company completed a private placement of $3 million through the issuance of convertible secured debentures and warrants to qualified investors. The Company subsequently entered into a securities purchase agreement (the "Securities Purchase Agreement") with such qualified investors dated as of January 31, 2001 pursuant to which the convertible secured debentures in an aggregate principal amount of $3,000,000, exercisable at $3.00 per share and warrants to purchase up to 300,000 Ordinary Shares at $4.50 per share were issued. The net proceeds from the offering were used to fund part of the Company's investment in StoreAge's second round of financing.

          On January 25, 2001, StoreAge completed its second round of financing, raising a total of $25 million from strategic and institutional investors in a private placement. The Company was an investor in the financing, investing a total of $4.2 million. Following the consummation of the financing, the Company held 39% of the outstanding shares of StoreAge.

          In order to maintain its Nasdaq SmallCap Market listing, the Company entered into an agreement dated as of December 5, 2001 to amend the Securities Purchase Agreement with the holders of its convertible secured debentures and warrants (the "Purchasers") to exchange such securities for the Company's Ordinary Shares and cash. Under the terms of the agreement, the Purchasers converted part of the debentures, the warrants and the floating charge registered on the Company's assets were cancelled and the Company repaid the Purchasers the principal amount of the debentures which was not converted, plus interest accrued up to the date of the agreement. As a result of the completion of the transaction in December 2001, the Company had sufficient shareholders' equity and net tangible assets to meet the requirements for continued inclusion on the Nasdaq SmallCap Market.

          Under the terms of the transaction, the Purchasers converted $2,426,576.40 principal amount of the debentures into an aggregate of 1,797,464 of the Company's Ordinary Shares, received a cash payment of $573,423.60 and relinquished all of the warrants. The warrants and the remaining debentures were cancelled. The transaction represented an implied exchange value of at least $1.35 per Ordinary Share based solely on the debt amounts extinguished, without giving any effect to the cancelled warrants, and represented a substantial premium over the market price of the Company's Ordinary Shares at the time the agreements in principle with the Purchasers were reached.

          The Company had cash and cash equivalents of approximately $7.35 million at December 31, 1999, $3.08 million at December 31, 2000 and $1.56 million at December 31, 2001. The ratio of current assets to current liabilities was 3.59:1.00 at December 31, 1999, 2.42:1.00 at December 31, 2000 and 2.52:1.00
at December 31, 2001. The decrease in the current ratio in 2000 was primarily due to operating losses and de-consolidation of StoreAge. The increase in the current ratio in 2001 was primarily due to elimination of certain liabilities, including $180,000 with respect to sales tax in the United States that the Company recorded as non-recurring income. For a discussion of the primary currency in which the operations of the Company are conducted see Item 5.A., "Operating Results," above.

          In 2001, the Company recorded a net negative cash flow from operations of approximately $(1.68) million and in 2000, the Company recorded a net negative cash flow from operations of approximately $(2.04) million, compared with a net negative cash flow from operations of approximately $(2.19) million in 1999. Net cash flow from operations in 1999, 2000 and 2001 was adversely affected by the operating losses during those years.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
------- ------------------------------------------

A.   Directors and Senior Management.

          The Company's executive officers and directors as of June 1, 2002 were as follows:

-------------------------------------------------------------------
Name                    Age      Position with the Company
----                    ---      -------------------------
-------------------------------------------------------------------
Robi Hartman            41       Chairman of the Board, Director,
                                 Chief Executive Officer and Acting
                                 Chief Financial Officer
-------------------------------------------------------------------
Moshe Kahn*             43       External Director
-------------------------------------------------------------------
David Rubner            61       Director
-------------------------------------------------------------------
Aharon Jacobowitz*      52       Director
-------------------------------------------------------------------
Yael Ilan               52       Director
-------------------------------------------------------------------
Jonathan Nativ*         54       External Director
-------------------------------------------------------------------
Danny Shavit            46       Chief Technology Officer
-------------------------------------------------------------------

 * Member of the Audit Committee and Compensation Committee

          David Rubner has been a director of the Company since March 2000. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and is a General Partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 to 2000 he served as Chief Executive Officer of ECI Telecom Ltd. Previous to his appointment as Chief Executive Officer, Mr. Rubner served in various management positions at ECI Telecom. Mr. Rubner is Chairman of the Board of ECtel Ltd., a publicly traded subsidiary of ECI Telecom, and serves on the board of directors of Checkpoint Software Ltd., Koor Industries Ltd. and a number of privately held companies. Additionally, Mr. Rubner serves on the Board of Governors of Bar-Ilan University, Jerusalem College of Technology and Sha'arei Tzedek Hospital. Mr. Rubner was a recipient of the Industry Prize for 1995.

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

          Dr. Yael Ilan has been a director of the Company since November 1997. She is the President of Yedatel Ltd., an economic consulting company, and is a director of CI Systems Ltd. Until October 2001, Dr. Ilan served as the Chief Executive Officer of Optichrom Ltd., an optical components private company. Until 1998, she was a director of Bezeq - Israel's Telecommunication Company in which she was also a member of the audit committee and the committee for strategic planning and investments. Until December 2000, Dr. Ilan served as the head of the Broadband Communication Programs administration, a consortium of MAGNET - the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering, Ph.D. in physical chemistry and a Masters degree in business administration.

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

          Jonathan Nativ has been a director of the Company since November 2000. Mr. Nativ was elected as an external director in accordance with the Israeli Companies Law. He has served since 1997 as the Chief Executive Officer of Compwise Ltd., a company that develops, markets and sells special-purpose software for tariff modeling and analysis and auditing solutions to telecommunications companies, particularly those involved in wireless telecommunications. From 1978 until 1983, he served as project manager at Tadiran Ltd. (Telecommunications Division), one of Israel's leading electronics firms. From 1983 to 1995, Mr. Nativ served as the Director of Research and Development, Executive Vice President of Marketing, and Executive Vice President of Strategy and Business Development at Teledata Communications Ltd., a leading supplier of advanced access network solutions to telecommunication network operators worldwide. From 1995 to 1997 he served as a consultant to Teledata Communications Ltd. Mr. Nativ serves as director of TDSoft Ltd. and other Israeli technology-based companies. Mr. Nativ earned a bachelor's degree in Electronic Engineering from the Technion, Israel Institute of Technology and an Executive MBA from Tel-Aviv University. Mr. Nativ is a member of our Audit Committee.

          Moshe Kahn has been a director of the Company since November 2000. Mr. Kahn was elected as an external director in accordance with the Israeli Companies Law. He is an attorney admitted to practice in Israel and the State of New York. He is a partner of the law firm of M. Porath and Co. in Tel Aviv, where he is engaged in corporate law and commercial mediation and acts as counsel for local and international firms. Mr. Kahn serves as a Major in the Legal Department of the Armed Forces of the State of Israel reserves. Mr. Kahn has an L.L.B. in Law from Bar Ilan University. Mr. Kahn is a member of our Audit Committee.

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

B.   Compensation.

          During the fiscal year ended December 31, 2001, the aggregate remuneration paid to all officers and directors of the Company as a group (then eight persons) was approximately $346,000. In connection with the Eastek acquisition, 100,000 Ordinary Shares of the Company were issued to Danny Shavit. Subject to certain conditions, the Ordinary Shares issued to Mr. Shavit will be delivered to him in installments of 30,000, 35,000 and 35,000 Ordinary Shares on the first, second and third anniversaries of the Eastek acquisition, respectively. The first installment of 30,000 Ordinary Shares has been delivered to Mr. Shavit. See Note 2 to the Consolidated Financial Statements of the Company for information regarding certain severance pay and pension plans generally available to employees of the Company, and in which certain officers and directors participate.

          No options were granted to officers or directors during the fiscal year ended December 31, 2001. An aggregate of 656,550 options were granted to the Company's directors during the fiscal year ended December 31, 2000. All of such options are exercisable for Ordinary Shares of the Company and have an exercise price of $3.625. With the exception of the options held by Robi Hartman, the options become exercisable in four equal annual installments from the date of grant and expire six years after the date of grant. Mr. Hartman holds a total of 356,550 options, of which 206,550 are currently fully exercisable and expire on November 30, 2006. The other 150,000 options held by Mr. Hartman become exercisable in two equal annual installments from March 22, 2003 and expire on November 30, 2006. For information on the Company's stock option plan, see "Stock Option Plans" below and Note 10 to the Company's Consolidated Financial Statements.

C.   Board Practices.

          In August 1993 the Company's articles of association were amended to provide, among other matters, for a classified board of directors. These provisions were retained with minor amendments, in the new articles of associations of the Company approved on November 19, 2000 (the "Articles of Association"). Dr. Ilan has served as a director of the Company since November 1997, was re-elected to serve as a director at the 2001 annual meeting, and will continue to serve until the 2004 annual meeting and until her successor has been elected and qualified. Gideon Marks, who served as a director of the Company since July 2000 and whose term of office expired at the Company's 2001 annual meeting, did not seek re-election to such position. Mr. Hartman has been a director of the Company since September 1998 and currently serves until the 2002 annual meeting and until his successor has been elected and qualified. However, since Mr. Hartman is Chief Executive Officer of the Company, in accordance with the provisions of the Articles of Association, he shall serve as a director as long as he remains Chief Executive Officer. Messrs. Jacobowitz and Rubner have been directors of the Company since May 1995 and March 2000, respectively, and currently serve until the 2003 annual meeting and until their successors have been elected and qualified. Messrs. Nativ and Kahn have each served as directors of the Company since November 2000 when they were elected as external directors (as defined below) pursuant to the Israeli Companies Law. Under Israeli Companies Law, the initial term of an external director is three years and may be extended for an additional three years.

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

Internal Auditor

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

D.   Employees.

          As of December 31, 2001 the Company and StoreAge employed 13 and 59 persons, respectively: 41 in engineering and research and development, 19 in sales and marketing and technical support and 12 in general management and administration.

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

E.   Share Ownership.

          The following chart sets forth director and senior management share ownership in the Company as of June 26, 2002. Each shareholder listed below enjoys the same voting rights with respect to each share.


                                Number of          Percentage of
                    Title of     Shares               Shares
                    --------   Beneficially        Beneficially
Name                 Class     Owned/(1)/          Owned (%)/(2)/   Options/(3)/
----                 -----     ------------        -------------    ------------
                    Ordinary
David Rubner         Shares           --                     *       50,000

                    Ordinary
Robi Hartman         Shares       1,111,414                 9.60%   356,550

                    Ordinary
Yael Ilan            Shares           --                     *       50,000

                    Ordinary
Aharon Jacobowitz    Shares           --                     *       50,000

                    Ordinary          --
Jonathan Nativ       Shares                                  *       50,000

                    Ordinary          --
Moshe Kahn           Shares                                  *       50,000

                    Ordinary
Danny Shavit         Shares         180,000/(4)/            1.55%        --

----------

     *    Owns less than one percent of the Ordinary Shares outstanding.
     (1) Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.
     (2) Percentage ownership is based on 11,576,539 shares outstanding as of June 25, 2002.
     (3) All of the options are exercisable for Ordinary Shares of the Company and have an exercise price of $3.625. With the exception of the options held by Robi Hartman, the options become exercisable in four equal annual installments from the date of grant and expire six years after the date of grant. Mr. Hartman holds a total of 356,550 options, of which 206,550 are currently fully exercisable and expire on November 30, 2006. The other 150,000 options held by Mr. Hartman become exercisable in two equal annual installments from March 22, 2003 and expire on November 30, 2006.
     (4) In connection with the Eastek acquisition, 100,000 and 80,000 shares were issued to Mr. Shavit and Eastek, respectively. Subject to certain conditions, the Ordinary Shares issued to Mr. Shavit will be delivered to him in installments of 30,000, 35,000 and 35,000 Ordinary Shares on the first, second and third anniversaries of the Eastek acquisition, respectively. The first installment of 30,000 Ordinary Shares has been delivered to Mr. Shavit. Additionally, Mr. Shavit is the beneficial owner of the shares issued to Eastek. The Company issued 60,000 of such shares to Eastek as partial consideration for the acquisition and the Company delivered the remaining 20,000 Ordinary Shares to Eastek on the first anniversary of the acquisition.

Stock Option Plans

          In August 1993, the existing employee share incentive plan (the "Plan") was approved by the board of directors and later adopted by the Company's shareholders. The Plan permits the grant of options to purchase Ordinary Shares to officers, directors and key employees of, and consultants to, the Company or any subsidiary of the Company. The Plan presently permits the grant of options to purchase up to an aggregate of 1,192,929 Ordinary Shares.

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

          As of December 31, 2001, options to purchase up to 1,066,803 Ordinary Shares were outstanding, exercisable at prices ranging from $3.63 to $67.14 per share, with expiration dates ranging from February 2002 to November 2006, of which options to purchase up to 606,550 Ordinary Shares were held by all officers and directors of the Company and StoreAge as a group. For additional information regarding the Company's stock option plan, see Note 10 to the Company's Consolidated Financial Statements.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
------- -------------------------------------------------

A.   Major Shareholders.

          As reported on its Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002, CDC Holdings Ltd. acquired 1,258,255 Ordinary Shares upon its conversion of convertible secured debentures in connection with that certain amendment agreement dated as of December 5, 2001 by and between the Company and the holders of its convertible secured debentures and warrants.

          During the period from July 24, 2001 to June 25, 2002, Mr. Hartman purchased an aggregate of 539,600 of the Company's Ordinary Shares and as a result of prior acquisitions of shares and such purchases owns 9.60% of the Company's outstanding Ordinary Shares.

          In December 2001, the Company was advised that Europlan Trust Company Ltd. disposed of its entire position of the Company's securities, an aggregate of 887,145 Ordinary Shares, in the public market. Accordingly, the Company believes that Europlan Trust Company Ltd. is no longer the beneficial owner of 5% or more of the Company's outstanding Ordinary Shares.

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

          The following table sets forth, as of June 26, 2002, the number of Ordinary Shares of the Company owned by all persons known to the Company to beneficially own 5% or more of the Company's Ordinary Shares. The Company's major shareholders do not have different voting rights.

                                          Number of
                                       Ordinary Shares        Percentage of
                                        Beneficially         Ordinary Shares
Name and Address                         Owned/(1)/      Beneficially Owned/(2)/
----------------                       ---------------   -----------------------
CDC Holdings Ltd....................    1,258,225/(3)/          10.87%

Robi Hartman........................    1,111,414/(4)/           9.60%

All directors and officers
as a group..........................    1,305,814/(5)/          11.28%

----------

     (1) Beneficial ownership assumes the exercise of all options and warrants held by such person or persons that are currently exercisable or are exercisable within 60 days of such date.
     (2) Percentage ownership is based on 11,576,539 shares outstanding as of June 25, 2002.
     (3) As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002.

     (4) As reported on Amendment No. 8 to Schedule 13G filed with the Securities & Exchange Commission, dated June 26, 2002. Mr. Hartman is Chief Executive Officer and Chairman of the Company.
     (5) Includes 100,000 and 80,000 shares issued to Danny Shavit, the Company's Chief Technology Officer, and Eastek, respectively, in connection with the Company's acquisition of the assets of Eastek in November 2000. Subject to certain conditions, the Ordinary Shares issued to Mr. Shavit will be delivered to him in installments of 30,000, 35,000 and 35,000 Ordinary Shares on the first, second and third anniversaries of the Eastek acquisition, respectively. The first installment of 30,000 Ordinary Shares has been delivered to Mr. Shavit. Additionally, Mr. Shavit is the beneficial owner of the shares issued to Eastek. The Company issued 60,000 of such shares to Eastek as partial consideration for the acquisition and the Company delivered the remaining 20,000 Ordinary Shares to Eastek on the first anniversary of the acquisition.

          As of June 11, 2002, approximately 82.4% of the outstanding Ordinary Shares of the Company were held of record by approximately 61 holders registered on the books of the Company's United States transfer agent with addresses in the United States. The Company believes that there are more than 500 beneficial owners of its Ordinary Shares in the United States and that a substantial majority of its Ordinary Shares are beneficially owned by non-United States persons.

          To the extent known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

          There are currently no arrangements known to the Company that may result in a change in control of the Company.

B.   Related Party Transactions.

          In connection with the StoreAge's private placement, in January 2001, the Company, StoreAge and certain investors entered into a shareholders' rights agreement (the "Rights Agreement"). Under the Rights Agreement, in addition to other provisions, each party has the right of first refusal to purchase any shares of StoreAge offered for sale by the Company and the other investors.

          In February 2001, a portion of the Company's office space located in Ramat Gan, Israel was leased from a company that is owned by Robi Hartman, the Company's Chief Executive Officer and Chairman. The space was leased at 70% of the then generally prevailing market rate for lease space in the area, as approved by the Company's audit committee based upon an independent appraisal report.

          Several of the Company's employees perform general and administrative services for StoreAge and StoreAge is charged on a percentage of cost basis for such work. Additionally, the Company's research and development team is currently engaged in developing Internet Small Computer Systems Interface ("iSCSI") applications for StoreAge. During 2000, the Company signed an agreement with StoreAge according to which the Company will provide StoreAge iSCSI capabilities to StoreAge's products in consideration of $200,000 according to the milestones defined in the agreement. During 2001, the companies agreed to expand this agreement to provide that the Company may receive an additional $150,000 in consideration for its services. As of December 31, 2001, the Company had recorded accumulated research and development services revenues of $270,000 related to these services.

C.   Interests of Experts and Counsel.

          Not applicable.

Item 8. FINANCIAL INFORMATION
------- ---------------------

A.   Consolidated Statements and Other Financial Information.

          See pages F-1 - F-30 of the Company's financial statements and pages 1
- 24 of StoreAge's financial statements following Item 19.

Legal Proceedings

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

B.   Significant Changes.

          There have been no significant changes since December 31, 2001, the date of the annual financial statements in this annual report.

Item 9. THE OFFER AND THE LISTING
------- -------------------------

          The Ordinary Shares of the Company have been traded in the over-the-counter market in the United States since the Company's initial public offering on November 8, 1984. The Ordinary Shares originally traded under the symbol IISLF and now trade under the symbol IISL. From January 22, 1985 to March 17, 1999, the Ordinary Shares traded on the Nasdaq National Market ("Nasdaq"). Since March 18, 1999 the Ordinary Shares have traded on the Nasdaq SmallCap Market.

          The following table sets forth, for the periods indicated, the annual high and low closing sales price quotes of the Ordinary Shares as reported by Nasdaq for the five most recent full financial years, the quarterly high and low closing sales price quotes for the two most recent full financial years and first quarter 2002 and the monthly high and low price quotes for the most recent six months.
                                                      High    Low
                                                     -----   -----
Year ended December 31, 1997                         $7.88   $3.00

Year ended December 31, 1998                         $3.94   $0.28

Year ended December 31, 1999                         $7.00   $0.34

Year ended December 31, 2000                         $9.56   $1.56

Year ended December 31, 2001                         $4.25   $0.75

2000
----
First Quarter                                        $9.56   $4.06
Second Quarter                                        7.06    3.63
Third Quarter                                         6.88    3.88
Fourth Quarter                                        5.31    1.56

2001
----
First Quarter                                        $4.25   $1.66
Second Quarter                                        2.95    1.52
Third Quarter                                         2.39    1.20
Fourth Quarter                                        1.68    0.75

Most Recent Six Months
----------------------
December 2001                                        $1.53   $1.17
January 2002                                          1.39    1.08
February 2002                                         1.30    1.08
March 2002                                            1.24    1.11
April 2002                                            1.10    0.75
May 2002                                              1.02    0.77

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

Terms of Directors

          Pursuant to article 50 of our Articles of Association, except for external directors (as defined in the Companies Law) and the Chief Executive Officer of the Company which will automatically be a director of the Company and his term of office as a director shall be vacated, ipso facto, when he ceases to serve as Chief Executive Officer of the Company, all directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class that held office initially for a term that expired at the 2001 annual meeting of the Company, another class to hold office initially for a term expiring at the 2002 annual meeting of the Company, and another class to hold office initially for a term expiring at the 2003 annual meeting of the Company, with the members of each class to hold office until their successors have been duly elected and qualified. The class of directors whose term expires at the annual meeting shall be elected to hold office for a term expiring at the annual meeting of the Company held in the third year following the year of their election and until their successors have been duly elected and qualified. Except for article 50 of the Company's Articles of Association (described above) which may be amended only by the affirmative vote of 75% of our shareholders present (in person or by proxy) and voting on such resolution at a general meeting, all other articles of our Articles of Association may be amended by a majority vote of shareholders present and voting at a meeting of shareholders of the Company.

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

          A merger of the Company requires the approval of the board of directors and the general meeting of shareholders, in accordance with the provisions of the Israeli Companies Law. See also "Anti-Takeover Provisions; Merger and Acquisitions under Israeli Law".

Requirement of Disclosure of Shareholder Ownership

          There are no provisions of our Memorandum or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Approval of Related Party Transactions Under Israeli Law

          The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under "Directors, Senior Management and Employees--Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

          The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

          The Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders.

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

          Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

          If the transaction is with an officer or with a third party in which the officer or the controlling shareholder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Shareholders must also approve all compensation paid to directors in whatever capacity, company's undertaking to indemnify a director or indemnification under a permit to indemnify and any transaction in which a majority of the board members have a personal interest. An officer with a personal interest in any matter may not be present at any committee or board of directors meeting where such matter is being approved, and may not vote thereon, unless the majority of the members of the committee or of the board of directors have a personal interest in such approval.

          However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval. In addition, pursuant to the recent amendment to these regulations directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors approve that such arrangements are for the benefit of the company.

          If the director or the office holder is a controlling shareholder of the company then the employment and compensation arrangement of such director or office holder does not require the approval of the shareholders if it meets certain criteria.

          The above relief shall not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights objects to the grant of such relief, providing that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted then the compensation arrangement of the directors will require shareholders' approval as detailed above.

Indemnification of Directors and Officers

          The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

          .    a breach of his duty of care to us or to another person;

          . breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

          . a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

In addition, we may indemnify an office holder against:

          . a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

          . reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

          These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

          Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

          We have undertaken to indemnify our office holders to the fullest extent permitted by law. In addition, we currently maintain directors and officers liability insurance.

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

          The Companies Law further provides that if following the tender offer such acquiring shareholder holds more than 95% of the outstanding shares of any class, the holders of all the remaining shares will be obligated to transfer such shares to the acquiror at the tender offer price. This entails the possibility of additional delay and the imposition of further approval requirements at the court's discretion. The Companies Law requires that each company that is party to a merger approve the transaction by a vote of the board of directors and by a vote of the majority of its outstanding shares, generally excluding shares voted by the other party to the merger or any person holding at least 25% of the other party to the merger, at a shareholders' meeting called for this purpose. In addition, in certain cases court approval of a merger may be required. Upon the request of a creditor to either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and certain notification and information have been provided to debtors.

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

C.   Material Contracts.

          On November 30, 2000, we entered into a purchase and assignment agreement (the "Purchase and Assignment Agreement") with Eastek Embedded Systems (Meitav) Ltd. ("Eastek"), an Israeli based software company, and Eastek's founder, Mr. Danny Shavit ("Mr. Shavit"), to acquire all the assets of Eastek. Under the terms of the Purchase and Assignment Agreement, we issued 60,000 of the Company's Ordinary Shares to Eastek as partial consideration for the acquisition and may deliver an additional 20,000 Ordinary Shares to Eastek on the first anniversary of the acquisition if certain conditions are met.

          In connection with our acquisition of Eastek, we hired Mr. Shavit to serve as Chief Technology Officer of the Company. On November 30, 2000, we entered into an employment agreement with Mr. Shavit under the terms of which we issued 100,000 of the Company's Ordinary Shares to Mr. Shavit. Subject to certain conditions, the Ordinary Shares will be delivered to Mr. Shavit in installments of 30,000, 35,000 and 35,000 Ordinary Shares on the first, second and third anniversaries of the acquisition respectively. The first installment of 30,000 Ordinary Shares has been delivered to Mr. Shavit.

          On December 20, 2000, we entered into agreements in principle with qualified investors and subsequently entered into a securities purchase agreement dated as of January 31, 2001 (the "Securities Purchase Agreement") with CDC Holdings Ltd., Armour Investments Ltd., Industrial Systems & Equipment Co., Meir Noga and Nachum Ezra (the "Purchasers"). In accordance with the Securities Purchase Agreement, we issued units, each consisting of $100,000 principal amount of our convertible secured debentures (the "Debentures") and three-year non-redeemable warrants (the "Warrants") to acquire 10,000 Ordinary Shares, par value NIS .003 per share (the "Ordinary Shares") to the Purchasers. We issued a total of 30 Units, representing Debentures in an aggregate principal amount of $3,000,000 and Warrants to acquire an aggregate of 300,000 Ordinary Shares.

          In connection with StoreAge's private placement, in January 2001, StoreAge entered into a shareholders' rights agreement (the "Rights Agreement") with the Company, Nelson Nahum, Ophirtech Ltd., Koonras Technologies Ltd., Genesis Partners II L.D.C., Genesis Partners II (Israel) L.P., Cisco Systems, Inc., Morgan Keegan & Company, Inc., Morgan Keegan Opportunity Fund, L.P., Morgan Keegan Employee Investment Fund, L.P. and certain other investors (each an "Investor" collectively, the "Investors"). Under the Rights Agreement, in addition to other provisions, each Investor has the right of first refusal to purchase any shares of StoreAge offered for sale by the Company and the other Investors.

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

          In order to maintain its Nasdaq SmallCap Market listing, the Company entered into an agreement dated as of December 5, 2001 to amend the Securities Purchase Agreement with the Purchasers to exchange their Debentures and Warrants for the Company's Ordinary Shares and cash. Under the terms of the agreement, the Purchasers converted part of the Debentures, the Warrants and the floating charge registered on the Company's assets was cancelled and the Company repaid the Purchasers the principal amount of the Debentures which was not converted, plus interest accrued up to the date of the agreement. As a result of the completion of the transaction in December 2001, the Company had sufficient shareholders' equity and net tangible assets to meet the requirements for continued inclusion on the Nasdaq SmallCap Market.

          Under the terms of the transaction, the Purchasers converted $2,426,576.40 principal amount of the Debentures into an aggregate of 1,797,464 of the Company's Ordinary Shares, received a cash payment of $573,423.60 and relinquished all of the Warrants. The Warrants and the remaining Debentures were cancelled. The transaction represented an implied exchange value of at least $1.35 per Ordinary Share based solely on the debt amounts extinguished, without giving any effect to the cancelled Warrants, and represented a substantial premium over the market price of the Company's Ordinary Shares at the time the agreements in principle with the Purchasers were reached.

          During 2000, the Company signed an agreement with its affiliate StoreAge according to which the Company will provide StoreAge iSCSI capabilities to StoreAge's products in consideration of

$200,000 according to the milestones defined in the agreement. During 2001, the companies agreed to expand this agreement to provide that the Company may receive an additional $150,000 in consideration for its services. As of December 31, 2001, the Company had recorded accumulated research and development services revenues of $270,000 related to these services.

D.   Exchange Controls.

          The Memorandum and Articles of Association of the Company do not restrict in any way the ownership of Ordinary Shares by nonresidents, except with respect to subjects of countries which are in a state of war with Israel, and neither the Memorandum and Articles of Association nor Israeli law restricts the voting rights of nonresidents. The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through "general" and "special" permits. In May 1998, a new "general permit" was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of Ordinary Shares and any amounts payable upon the dissolution, liquidation or winding up of the affairs of a company, as well as the proceeds of any sale in Israel of the company's securities to an Israeli resident are freely repatriable into non-Israeli currencies (including U.S. dollars) at the rate of exchange prevailing at the time of conversion, provided that any Israeli income tax owing has been paid on (or withheld from) such payments. Because exchange rates between the NIS and most foreign currencies fluctuate continuously, non-Israeli shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

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

          If we fail to maintain our status as an Industrial Company (of which there can be no assurance), the applicable Israeli capital gains tax will be as follows: 35% for individuals who are Israeli residents, 36% for Israeli companies and 50% for non-residents of Israel (subject to an applicable double-taxation treaty). Individuals who are non-residents of Israel are subject to income tax on income derived from sources in Israel, or received in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income form services rendered in Israel.

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

Proposed Reform of Income Taxes in Israel

          In February 2002, the Minister of Finance appointed a committee to review and make recommendations with respect to the current Israeli tax structure. The committee presented its recommendations to the Minister of Finance on June 12, 2002. If implemented, the recommendations might result in the imposition of Israeli capital gains taxes at the rate of 15% to 35% on sales of securities of Israeli companies by Israeli residents. In addition, the committee has proposed that a tax be imposed on all income of Israeli residents (individuals and corporations) regardless of the territorial source of income and a tax will be imposed on income of foreign corporations controlled by Israeli residents if the majority of profits or income of such foreign corporations originate from "passive income", including interest, dividends, royalties and rental income. We cannot predict whether, and to what extent, such recommendations will be adopted and eventually enacted into law.

United States Federal Income Tax Consequences

          The following is a summary of certain material U.S. Federal income tax consequences that apply to U.S. Holders (as defined below) who hold Ordinary Shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in Ordinary Shares. This summary does not account for the specific circumstances of any particular investor, such as:

          .    broker-dealers,

          .    financial institutions,

          .    certain insurance companies,

          .    investors liable for alternative minimum tax,

          .    tax-exempt organizations,

          . non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

          . persons who hold the Ordinary Shares through partnerships or other pass-through entities,

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

Dispositions of Ordinary Shares

          If a shareholder sells or otherwise disposes of Ordinary Shares, such shareholder will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis of such Ordinary Shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if a shareholder has held the Ordinary Shares for more than one year at the time of the sale or other disposition. In general, any gain that a shareholder recognizes on the sale or other disposition of Ordinary Shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Under the U.S.-Israel Income Tax Convention, gain on the disposition of Ordinary Shares may be treated as Israeli source, if the shareholder has held 10% or more of the voting power of the company at any time during the 12 months preceding the date of disposition. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

          For U.S. Federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning Ordinary Shares. Accordingly, shareholders are urged to consult their tax advisors regarding the application of such rules.

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

Backup Withholding and Information Reporting

          Payments in respect of Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and to a 31 percent U.S. backup withholding tax. Backup withholding will not apply, however, if a shareholder
(i) is a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. Any amount withheld under these rules may be credited against a shareholder's federal income tax liability.

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

I.   Subsidiary Information.

          Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------- ----------------------------------------------------------

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

          To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 2001. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2001. The market values that result from these computations are compared to the market values of these financial instruments at June 30, 2001. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

          The results of the sensitivity analysis are as follows:

          Interest Rate Risk: A 10% decrease or a 10% increase in the levels of interest rates with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company's financial instruments at December 31, 2001.

          Foreign Currency Exchange Rate Risk: A 10% movement in levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company's financial instruments at December 31, 2001.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
-------- ------------------------------------------------------

         Not  applicable.

                                     PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
-------- -----------------------------------------------

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

Item 18. FINANCIAL STATEMENTS
-------- --------------------

         Attached. See Item 19(a) and (b).

Item 19. FINANCIAL STATEMENTS AND EXHIBITS
-------- ---------------------------------

(a)  Index to Financial Statements of the Company:                                                   Page
                                                                                                     ----
         Report of Independent Auditors on Consolidated
            Financial Statements of the Company and its subsidiaries..................................F-2

         Consolidated Balance Sheets at December 31, 2001 and 2000..............................F-3 - F-4

         Consolidated Statements of Operations for the Three Years ended
            December 31, 2001.........................................................................F-5

         Consolidated Statements of Changes in Shareholders' Equity
            for the Three Years ended December 31, 2001...............................................F-6

         Consolidated Statements of Cash Flows for the Three Years ended
            December 31, 2001...................................................................F-7 - F-8

         Notes to the Consolidated Financial Statements........................................F-9 - F-30

(b)  Index to Financial Statements of the StoreAge Networking Technologies Ltd.:                     Page
                                                                                                     ----
         Report of Independent Auditors on Consolidated
            Financial Statements of StoreAge and its subsidiaries.......................................2

         Consolidated Balance Sheets at December 31, 2001 and 2000..................................3 - 4

         Consolidated Statements of Operations for the Two Years ended
            December 31, 2001...........................................................................5

         Consolidated Statements of Changes in Shareholders' Equity
            for the Two Years ended December 31, 2001...................................................6

         Consolidated Statements of Cash Flows for the Two Years ended
            December 31, 2001...........................................................................7

         Notes to the Consolidated Financial Statements............................................8 - 24

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(c)  Exhibits

1.1  Memorandum of Association of the Company.*
1.2 Articles of Association of the Company, Amended and Restated as of November 19, 2000.**
4.1 Purchase and Assignment agreement between the Company and Eastek Embedded Systems (Meitav) Ltd., dated November 30, 2000.**
4.2  Employment Agreement of Danny Shavit, dated November 30, 2000.**
4.3 Summary English Translation from the original Hebrew of a Lease Agreement entered into between the Company and West End Technology Investments Ltd., for office space located at 33 Jabotinsky Street, Ramat Gan, Israel, dated January 30, 2001.**
4.4 Shareholders' Rights Agreement dated as of January 18, 2001 between the Company, StoreAge and certain investors.**
4.5 Research & Development Subcontracting Agreement effective as of October 15, 2000, between the Company and StoreAge Networking Technologies Ltd.
8.1  List of significant subsidiaries of the Company.
10.1 Consent of Kost Forer and Gabbay, a Member of Ernst & Young International.
10.2 Consent of Kost Forer and Gabbay, a Member of Ernst & Young International.

* Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement No. 33-62862 dated August 10, 1993.
** Incorporated by reference to the corresponding exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

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

                                       I.I.S. INTELLIGENT INFORMATION
                                       SYSTEMS LIMITED
                                       (Registrant)


                                       By: /s/ Robi Hartman
                                           -------------------------------------
                                           Robi Hartman, Chief Executive Officer

Date:  June 27, 2002

       I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2001

                                 IN U.S. DOLLARS

                                      INDEX

                                                                         Page
                                                                      ----------

Report of Independent Auditors                                            F-2

Consolidated Balance Sheets                                            F-3 - F-4

Consolidated Statements of Operations                                     F-5

Statements of Changes in Shareholders' Equity                             F-6

Consolidated Statements of Cash Flows                                  F-7 - F-8

Notes to Consolidated Financial Statements                            F-9 - F-30

                                   ----------

[LOGO] Ernst & Young         Kost Forer & Gabbay            Phone: 972-3-6232525
                             3 Aminadav St.                 Fax:   972-3-5622555
                             Tel-Aviv 67067, Israel

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                 I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

     We have audited the accompanying consolidated balance sheets of I.I.S. Intelligent Information Systems Limited ("the Company") and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel                                       /s/ Kost Forer & Gabbay
March 21, 2002                                         KOST FORER & GABBAY
                                                A Member of Ernst & Young Global

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                              December 31,
                                                            ---------------
                                                             2001     2000
                                                            ------   ------

      ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                $1,556   $3,077
   Restricted deposit                                           --      600
   Trade receivables                                            13       43
   Affiliate                                                    21       79
   Other accounts receivable and prepaid expenses (Note 3)     109       45
                                                            ------   ------

Total current assets                                         1,699    3,844
-----                                                       ------   ------

SEVERANCE PAY FUND                                              10       32
                                                            ------   ------

INVESTMENT IN AN AFFILIATE (Note 4)                          1,250    2,127
                                                            ------   ------

PROPERTY AND EQUIPMENT, NET (Note 5)                            88       63
                                                            ------   ------

WORK FORCE, NET (Note 6)                                       186      283
                                                            ------   ------

                                                            $3,233   $6,349
                                                            ======   ======

The accompanying notes are an integral part of the consolidated financial statements.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                                           December 31,
                                                                        -------------------
                                                                          2001       2000
                                                                        --------   --------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities of long-term bank loans (Note 8a)                 $     10   $     10
   Trade payables                                                            119        177
   Other accounts payable and accrued expenses (Note 7)                      546      1,403
                                                                        --------   --------

Total current liabilities                                                    675      1,590
-----                                                                   --------   --------

LONG-TERM LIABILITIES:
   Long-term bank loans, net of current maturities (Note 8a)                   1         11
   Convertible debentures (Note 8b)                                           --      2,828
   Accrued severance pay                                                      22         38
                                                                        --------   --------

Total long-term liabilities                                                   23      2,877
-----                                                                   --------   --------

COMMITMENTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS' EQUITY: (Note 10)
   Ordinary shares of NIS 0.003 par value
      Authorized: 16,666,667 shares as of December 31, 2001 and 2000;
      Issued and outstanding: 11,428,436 and 8,987,324 shares as of
      December 31, 2001 and 2000, respectively;                               55         54
   Additional paid-in capital                                             41,419     37,435
   Receivables on account of shares                                           --        (16)
   Deferred stock compensation                                               (89)      (222)
   Accumulated deficit                                                   (38,850)   (35,369)
                                                                        --------   --------

Total shareholders' equity                                                 2,535      1,882
-----                                                                   --------   --------

                                                                        $  3,233   $  6,349
                                                                        ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                              Year ended December 31,
                                                            ---------------------------
                                                             2001      2000      1999
                                                            -------   -------   -------
Revenues: (Note 12)
   Products                                                 $    83   $    96   $ 5,408
   Revenues from related party                                  251        --        --
   Maintenance and other services                                --        --       547
                                                            -------   -------   -------

                                                                334        96     5,955
                                                            -------   -------   -------
Cost of revenues:
   Products                                                      28        27     4,484
   Revenues from related party                                  155        --        --
   Maintenance and other services                                --        --       429
                                                            -------   -------   -------

                                                                183        27     4,913
                                                            -------   -------   -------

Gross profit                                                    151        69     1,042
                                                            -------   -------   -------

Operating expenses:
   Research and development, net (Note 14a)                     479       925       686
   Selling and marketing                                         21       639     1,417
   General and administrative                                   888       899     1,777
   Restructuring and reorganization (Note 1)                     --        --       467
   Non recurring income (Note 9c)                              (180)       --        --
                                                            -------   -------   -------

Total operating expenses                                      1,208     2,463     4,347
-----                                                       -------   -------   -------

Operating loss                                               (1,057)   (2,394)   (3,305)

Financial income (expenses), net from operations                (56)      277       173
Financial expenses in respect of conversion
   of convertible debentures (Note 8b)                       (1,491)       --        --
                                                            -------   -------   -------

Financial income (expenses),net (Note 14b)                   (1,547)      277       173

Other expenses, net (Note 14c)                                   --       (12)   (1,770)
                                                            -------   -------   -------

Loss before equity in losses of an affiliate and minority
   interest in losses of subsidiary                          (2,604)   (2,129)   (4,902)

Equity in losses of an affiliate                               (877)       --        --
Minority interest in losses of subsidiary                        --       740        55
                                                            -------   -------   -------

Net loss                                                    $(3,481)  $(1,389)  $(4,847)
                                                            =======   =======   =======

Basic and diluted net loss per share                        $ (0.37)  $ (0.16)  $ (0.55)
                                                            =======   =======   =======

Number of shares used in computing basic
   and diluted net loss per share (in thousands)              9,409     8,901     8,860
                                                            =======   =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)


                                                               Share capital      Additional   Receivables     Deferred
                                                            -------------------    paid-in      on account      stock
                                                              Shares     Amount    capital      of shares    compensation
                                                            ----------   ------   ----------   -----------   ------------
Balance as of January 1, 1999                                8,860,394   $  54     $33,874        $ --          $  --
   Comprehensive loss:
      Foreign currency translation adjustments                      --      --          --          --             --
      Net loss                                                      --      --          --          --             --

   Total comprehensive loss

   Compensation in respect of warrants issued upon
      settlement of lawsuit                                         --      --       2,809          --             --
   Foreign currency translation adjustment due to
      realization of investment in subsidiaries                     --      --          --          --             --
                                                            ----------   -----     -------        ----          -----

Balance as of December 31, 1999                              8,860,394      54      36,683          --             --
   Comprehensive loss:
      Net loss                                                      --      --          --          --             --

   Total comprehensive loss

   Issuance of shares upon acquisition of Eastek                80,000    (*--         160          --             --
   Issuance of warrants related to convertible debentures           --      --         147          --             --
   Exercise of options                                          46,930    (*--         208         (16)            --
   Deferred stock compensation related to shares in
      escrow issued upon acquisition of Eastek                      --      --         237          --           (237)
   Amortization of deferred stock compensation                      --      --          --          --             15
                                                            ----------   -----     -------        ----          -----

Balance as of December 31, 2000                              8,987,324      54      37,435         (16)          (222)
   Comprehensive loss:
      Net loss                                                      --      --          --          --             --

   Total comprehensive loss

   Conversion of convertible debentures                      1,797,464       1       2,426          --             --
   Payments of receivable on account of shares                      --      --          --          16             --
   Exercise of warrants                                        613,648    (*--         183          --             --
   Vested shares of key employee                                30,000    (*--          --          --             --
   Amortization of deferred stock compensation                      --      --          --          --            133
   Stock based compensation related to options
      granted to employees of an affiliate                          --      --          29          --             --
   Beneficial conversion feature in respect of
      conversion of convertible debentures                          --      --       1,346          --             --
                                                            ----------   -----     -------        ----          -----
   Balance as of December 31, 2001                          11,428,436   $  55     $41,419        $ --          $ (89)
                                                            ==========   =====     =======        ====          =====


                                                             Accumulated
                                                                other                        Total           Total
                                                            comprehensive   Accumulated   comprehensive   shareholders'
                                                                loss          deficit         loss           equity
                                                            -------------   -----------   -------------   -------------
Balance as of January 1, 1999                                  $(790)        $(29,133)                       $ 4,005
   Comprehensive loss:
      Foreign currency translation adjustments                    73               --       $    73               73
      Net loss                                                    --           (4,847)       (4,847)          (4,847)
                                                                                            -------
   Total comprehensive loss                                                                 $(4,774)
                                                                                            =======
   Compensation in respect of warrants issued upon
      settlement of lawsuit                                       --               --                          2,809
   Foreign currency translation adjustment due to
      realization of investment in subsidiaries                  717               --                            717
                                                               -----         --------                        -------

Balance as of December 31, 1999                                   --          (33,980)                         2,757
   Comprehensive loss:
      Net loss                                                    --           (1,389)      $(1,389)          (1,389)
                                                                                            -------
   Total comprehensive loss                                                                 $(1,389)
                                                                                            =======
   Issuance of shares upon acquisition of Eastek                  --               --                            160
   Issuance of warrants related to convertible debentures         --               --                            147
   Exercise of options                                            --               --                            192
   Deferred stock compensation related to shares in
      escrow issued upon acquisition of Eastek                    --               --                             --
   Amortization of deferred stock compensation                    --               --                             15
                                                               -----         ---------                       -------

Balance as of December 31, 2000                                   --          (35,369)                         1,882
   Comprehensive loss:
      Net loss                                                    --           (3,481)      $(3,481)          (3,481)
                                                                                            -------
   Total comprehensive loss                                                                 $(3,481)
                                                                                            =======
   Conversion of convertible debentures                           --               --                          2,427
   Payments of receivable on account of shares                    --               --                             16
   Exercise of warrants                                           --               --                            183
   Vested shares of key employee                                  --               --                             --
   Amortization of deferred stock compensation                    --               --                            133
   Stock based compensation related to options
      granted to employees of an affiliate                        --               --                             29
   Beneficial conversion feature in respect of
      conversion of convertible debentures                        --               --                          1,346
                                                               -----         --------                        -------
   Balance as of December 31, 2001                             $  --         $(38,850)                       $ 2,535
                                                               =====         ========                        =======

*)   Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                                               Year ended December 31,
                                                             ---------------------------
                                                               2001      2000      1999
                                                             -------   -------   -------
Cash flows from operating activities:
-------------------------------------
Net loss                                                     $(3,481)  $(1,389)  $(4,847)
Adjustments to reconcile net loss to net cash
   used in operating activities:
   Gain on sale of investment in subsidiaries                     --        --      (996)
   Depreciation and amortization                                 127       151       146
   Impairment of property and equipment                           --        --       467
   Amortization of deferred stock compensation                   133        15       --
   Stock based compensation related to options granted
      to employees of an affiliate                                29        --        --
   Loss (gain) on sale of property and equipment                  (1)       37       (43)
   Amortization of discount on convertible debentures            172        --        --
   Minority interest in losses of subsidiaries                    --      (740)      (55)
   Equity in losses of an affiliate                              877        --        --
   Beneficial conversion feature in respect of
      conversion of convertible debentures                     1,346        --        --
   Compensation in respect of warrants issued
      upon settlement of lawsuit                                  --        --     2,809
   Decrease (increase) in trade receivables                       30       (96)    1,396
   Decrease (increase) in other accounts receivable
      and prepaid expenses                                        (6)       11      (220)
   Decrease (increase) in inventories                             --      (102)      785
   Increase (decrease) in trade payables                         (58)      199      (411)
   Decrease in other accounts payable and accrued expenses      (857)      (63)     (659)
   Decrease in provision for warranties                           --        --       (47)
   Accrued severance pay, net                                      6       (58)     (517)
                                                             -------   -------   -------

Net cash used in operating activities                         (1,683)   (2,035)   (2,192)
                                                             -------   -------   -------

Cash flows from investing activities:
-------------------------------------
Proceeds from sale of property and equipment                       1         3        93
Purchase of property and equipment                               (55)     (446)     (131)
Investment in restricted deposit                                  --      (600)       --
Proceeds from restricted deposit                                 600        --        --
Proceeds from sale of investment in subsidiaries, net
   of cash in the subsidiaries at the time they ceased
   being consolidated                                             --        --       825
De-consolidation of previously consolidated subsidiary            --    (4,228)       --
                                                             -------   -------   -------

Net cash provided by (used in) investing activities              546    (5,271)      787
                                                             -------   -------   -------

The accompanying notes are an integral part of the consolidated financial statements.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                                                 Year ended December 31,
                                                               --------------------------
                                                                 2001      2000     1999
                                                               -------   -------   ------
Cash flows from financing activities:
-------------------------------------
Proceeds from issuance of Preferred shares of
   subsidiary to third party, net                                   --        --    3,122
Exercise of options                                                 --       192       --
Payments of receivable on account of shares                         16        --       --
Issuance of warrants related to convertible debentures              --       147       --
Exercise of warrants                                               183        --       --
Proceeds from long-term bank loans                                  --        29       61
Repayment of long-term bank loans                                  (10)      (95)    (129)
Repayment of convertible debentures                               (573)       --       --
Short-term bank credit, net                                         --       (68)      --
Proceeds from issuance of convertible debentures, net               --     2,828       --
                                                               -------   -------   ------

Net cash provided by (used in) financing activities               (384)    3,033    3,054
                                                               -------   -------   ------

Effect of exchange rate changes on cash and cash equivalents        --        --       40
                                                               -------   -------   ------

Increase (decrease) in cash and cash equivalents                (1,521)   (4,273)   1,689
Cash and cash equivalents at the beginning of the year           3,077     7,350    5,661
                                                               -------   -------   ------

Cash and cash equivalents at the end of the year               $ 1,556   $ 3,077   $7,350
                                                               =======   =======   ======

Non-cash transactions:
----------------------
Conversion of convertible debentures                           $ 2,427   $    --   $   --
                                                               =======   =======   ======

Issuance of shares upon acquisition of Eastek:
----------------------------------------------
Estimated fair value of assets acquired and
   liabilities assumed at the date of acquisition:

Working capital deficiency (excluding cash and
   cash equivalents)                                                     $   (30)
Property and equipment                                                        15
Work force                                                                   291
Long-term liabilities                                                       (116)
                                                                         -------

Issuance of share capital                                                $   160
                                                                         =======

Supplemental disclosure of cash flows activities:
-------------------------------------------------
Interest paid during the year                                  $   145   $    20   $   39
                                                               =======   =======   ======

The accompanying notes are an integral part of the consolidated financial statements.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 1:- GENERAL

          a.. Until late 1998, I.I.S. Intelligent Information Systems Limited ("IIS" or the "Company") was engaged in the development, manufacturing, marketing and servicing of data communications and intelligent peripheral products targeted at the International Business Machines ("IBM") midrange, IBM mainframe and open systems computing environments. The Company holds a 38.9% interest in StoreAge Networking Technologies ("StoreAge"), an Israeli company, which is engaged in the development and marketing of products based on its SAN Virtualization technology (see b below). The Company currently designs, develops and provides enterprise storage solutions for the Internet Small Computer Systems Interface ("iSCSI"). The Company's products are customized software implementation projects for the development and integration of iSCSI interface into existing storage devices and a family of comprehensive IP storage testing tools, for iSCSI protocol analysis of SAN devices.

               In late 1998, the Company implemented a restructuring plan (the "Restructuring Plan"), which resulted in the disposal of most of the assets of the Company, substantial changes in the Company's structure and a focus exclusively on storage area networking ("SAN").

               In January 1999, the Company divested itself of its 62.3% equity interest in NetWiz Ltd., an Israeli development-stage company ("NetWiz"). In the transaction, it transferred its entire interest in NetWiz to a non-affiliated third party and such non-affiliated third party assumed all liabilities associated with such interest. The divestiture required from the Company an expenditure of $945. Net gain realized as a result of the sale of NetWiz amounted to $616.

               In February 1999, the Company disposed of its networking products and network integration services division, which is comprised of Adanet Communications, Ltd. ("Adanet"), an Israeli company, which the Company acquired in June 1994, and I.I.S Computer Maintenance and Services (1983) Limited ("I.I.S Maintenance"), an Israeli company. The Company realized net proceeds of $1,506 and a net gain of $175 as a result of the sale of Adanet and I.I.S Maintenance.

               In March 1999, the Company sold most of the assets and liabilities of its Decision Data Division ("Decision Data") which comprises all of the Company's U.S., United Kingdom and Germany operations. The Company realized net proceeds of $2,487 and a net gain of $205 as a result of the sale of Decision Data.

               During 1999, the Company recorded restructuring charges of approximately $467. The restructuring cost consist of impairment of property and equipment.

          b. In January 1999, StoreAge was organized as a wholly-owned subsidiary of IIS and commenced the development and marketing of products based on its SAN Virtualization technology, accordingly, on January 1, 1999, IIS transferred to StoreAge all of its know-how, operations, assets and liabilities in the area of storage in return for the entire share capital of StoreAge.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 1:- GENERAL (cont.)

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

               In December 2000, 4,259,268 Preferred B shares of StoreAge were issued for a total consideration of $14,000. The Company has invested $4,220, of which $543 was made by the conversion of a loan, given to StoreAge during 1999, in exchange of 1,283,866 Preferred B shares. Accordingly, the Company's equity interest in StoreAge was reduced to 49%. Thus StoreAge's operations were de-consolidated since December 2000, and the Company's investment in StoreAge was accounted for in accordance with the equity method.

               In January 2001 as part of the aforementioned financing round, StoreAge issued additional 3,346,567 Preferred B shares for a total consideration of $11,000. The Company's equity interest in StoreAge was reduced to 39% and no gain or loss from reduction of holdings was created (see Note 4).

          c. During November 2000, the Company acquired all the activities, assets and rights, and assumed certain obligations of Eastek Embedded Systems (Meitav) Ltd. ("Eastek"), a private Israeli software company, to enhance its research and development capabilities in order to develop synergetic software solutions for the SAN market. In consideration of this acquisition the Company issued 80,000 Ordinary shares of the Company, of which 20,000 shares were deposited with a trustee and were delivered twelve months after the closing.

               The Company also granted a key employee of Eastek 100,000 shares as an incentive to his employment with the Company. The shares are held in escrow and being released annually in three installments of 30,000, 35,000 and 35,000 shares (see Note 10c).

               The transaction was accounted for by the purchase method of accounting whereby the purchase price of the Eastek acquisition was allocated based on the fair value of assets acquired and liabilities assumed. Eastek's operations were consolidated as of the date of acquisition. The excess cost over the fair value of net assets acquired amounting $291 was allocated to the assembled work force and it is being amortized on a straight-line basis over a three-year period (see Note 2h).

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 1:- GENERAL (cont.)

               The following represents the unaudited pro-forma results of operations for the years ended December 31, 2000 and 1999 assuming that the Eastek acquisition had been consummated as of January 1, 2000 and January 1, 1999, respectively:

                                                      Year ended December 31,
                                                      -----------------------
                                                           2000      1999
                                                         -------   -------

               Sales                                     $   283   $ 6,283
                                                         =======   =======

               Net loss                                  $(1,465)  $(4,897)
                                                         =======   =======

               Basic and diluted net loss per share      $(0.16)   $ (0.55)
                                                         =======   =======

          d. In December 2000, the Company completed a private placement of $3,000 in the issuance of convertible subordinated debentures and warrants to qualified investors. The net proceeds from the offering were used to fund the Company's investment in StoreAge's second round of financing (see Note 8b).

               In December 2001, the Company signed an agreement with its lenders according to which the Company converted $2,427 of the principal amount into 1,797,464 Ordinary shares at a price per share of $1.35 and prepaid the remaining principal in the amount of $573. In addition, the lenders agreed to the cancellation of the warrants granted as part of the convertible debentures agreement (see Note 8b).

          e. During 2000, the Company signed an agreement with its affiliate StoreAge according to which the Company will provide StoreAge iSCSI capabilities to StoreAge's products in consideration of $200, according to the milestones defined in the agreement. During 2001, the Company and StoreAge agreed to extend this agreement by additional $70. As of December 31, 2001, the Company recorded revenues of $251 related to these services (see Note
               2k).

               StoreAge participates in the Company's general and administrative expenses based on services the Company provides to StoreAge.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

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

          b.   Financial statements in U.S. dollars:

               The functional currency of the Company and its subsidiaries is the U.S. dollar ("dollar"), as the dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. The majority of the Company's operations is currently conducted in Israel and most of the Israeli expenses are currently paid in New Israeli Shekels ("NIS"); however, most of the expenses are denominated and determined in dollars. Financing and investing activities including loans, equity transactions and cash investments, are made in dollars.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard ("SFAS No. 52") "Foreign Currency Translation". All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

               The affiliate's transactions are recorded in new Israeli Shekels ("NIS"); however, the majority of the revenues of the affiliate and its subsidiary are generated in dollars. In addition, a substantial portion of the affiliate's costs is incurred in dollars. Thus, the functional and reporting currency of the affiliate and its subsidiary is the dollar.

               The financial statements of foreign subsidiaries whose functional currency is their local currency, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity, "Accumulated other comprehensive loss".

          c.   Principles of consolidation:

               The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

          d.   Cash equivalents:

               The Company considers all highly liquid investments that are readily convertible to cash with original maturities of three months or less to be cash equivalents.

          e.   Investment in an affiliate:

               Investments in affiliate are investments in companies held to the extent of 20% or more (which are not subsidiaries), in which the Company can exercise significant influence over operating and financial policy. The investment in affiliates is accounted for by the equity method of accounting and in accordance with EITF 99-10 "Percentage Used to Determine the Amount of Equity Method Losses" which requires that an investor should recognize equity method losses based on the ownership level of the particular investee security held by the investor, or the change in the investor's claim on the investee's book value.

          f.   Restricted deposit:

               The restricted deposit pertained to the security for the settlement of a lawsuit (see Note 9).

          g.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                      %
                                                                   -------

               Machinery and equipment                             10 - 33
               Office furniture and equipment                       6 - 10
               Motor vehicles                                        15

               The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As of December 31, 2001, no impairment losses have been identified.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

          h.   Work force:

               The work force is stated at cost, net of accumulated amortization. Amortization is calculated by the straight-line method over the estimated useful life (three years).

               The carrying value of the work force is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period of the work force. If this review indicates that the work force will not be recoverable, the carrying value of the work force is reduced to the estimated fair value. As of December 31, 2001, no impairment losses have been identified.

          i.   Research and development costs:

               Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

               Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

          j.   Royalty-bearing grants:

               Royalty-bearing grants from the Office of the Chief Scientist ("OCS") for funding approved research and development projects are recognized at the time the Company and its subsidiaries are entitled to such grants, on the basis of the related costs incurred. Such grants are recorded as a reduction of research and development costs (see Note 14a).

          k.   Revenue recognition:

               The Company and its subsidiaries have derived revenues from research and development services to an affiliate, licensing fees for its products, maintenance and hardware. The Company sells its products primarily through its direct sales force.

               Research and development services to an affiliate are recognized according to milestones determined in an agreement.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

               Revenue from software license agreements are recognized when all criteria outlined in Statement Of Position (SOP) 97-2 "Software Revenue Recognition" (as amended) are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

               The Company generally does not grant a right of return to its customers. If the fee is not fixed or determinable, revenues are recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

               Revenues from hardware sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

          l.   Concentrations of credit risk:

               Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposit, trade receivables and affiliate. The Company's cash and cash equivalents and restricted deposit are deposited in major banks in Israel and in the U.S. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiaries' investments are financially sound and, accordingly, minimal risk exists with respect to these investments.

               The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the U.S., Europe and Israel. The Company performs ongoing credit evaluations of its customers and, to date, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. As of December 31, 2001, no allowance for doubtful accounts was provided.

               The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          m.   Basic and diluted net loss per share:

               Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

               All outstanding convertible debentures, stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are antidilutive for all periods presented. The total weighted average number of Ordinary shares related to convertible debentures, options and warrants excluded from the calculation of diluted net loss per share were 1,109,328, 1,570,193 and 687,808 for the years ended December 31, 2001, 2000 and 1999, respectively.

          n.   Severance pay:

               The Company's liability for severance pay is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits into severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies and include immaterial profits.

               Severance pay expenses for the years ended December 31, 2001, 2000 and 1999 amount to approximately, $33, $81 and $292, respectively.

          o.   Accounting for stock based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") are provided in Note 10.

               The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 "Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18") with respect to options issued to non-employees and affiliate employees (see Note
               10c). SFAS No. 123 requires the use of an option valuation model to measure the fair value of the options at the date of grant.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (cont.)

          p.   Income taxes:

               The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          q.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosure for financial instruments:

               The carrying values of cash and cash equivalents, restricted deposit, trade receivables, affiliate and trade payables approximate their fair value due to the short-term maturity of such instruments.

               Convertible debentures and long-term bank loans - the carrying amounts reported in the balance sheet approximate their fair value. Fair values were estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

          r.   Impact of recently issued accounting standards:

               1. In July 2001, the Financial Accounting Standards Board, issued Statement of Financial Accounting Standard No. 141 "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

                    Application of the non-amortization provision of the statements is expected to result in a decrease in the net loss of $97 and $89 for 2002 and 2003, respectively, and a decrease in the net loss per share of $0.01 per year. The Company will reclassify an assembled workforce intangible asset with the unamortized balance of $186 to goodwill at the date of adoption.

               2. In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

NOTE 3:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                            December 31,
                                                            ------------
                                                            2001   2000
                                                            ----   ----
          Prepaid expenses                                  $ 48   $30
          Government authorities                              13    12
          Employees                                           48    --
          Other                                               --     3
                                                            ----   ---
                                                            $109   $45
                                                            ====   ===

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 4:-  INVESTMENT IN AN AFFILIATE

                                                                           December 31,
                                                                        -----------------
                                                                         2001      2000
                                                                        -------   -------
          Investment in StoreAge:
             Investment in Ordinary shares of affiliate in January,
                1999 (representing 31% and 39% of voting rights as
                of December 31, 2001 and 2000, respectively)            $(*  --   $(*  --
             Investment in Preferred shares of affiliate in December,
                2000 (representing 8% and 10% of voting rights as of
                December 31, 2001 and 2000, respectively)                 4,220     4,220
             Equity losses                                               (2,970)   (2,093)
                                                                        -------   -------

          Total investment (representing 39% and 49% of voting
             rights as of December 31, 2001 and 2000, respectively)     $ 1,250   $ 2,127
                                                                        =======   =======

          *)   Represents an amount lower than $1.

NOTE 5:- PROPERTY AND EQUIPMENT, NET

          Cost:
             Machinery and equipment                           $    73   $    29
             Office furniture and equipment                         74        70
             Motor vehicles                                         47        47
                                                               -------   -------

                                                                   194       146
                                                               -------   -------
          Accumulated depreciation:
             Machinery and equipment                                21         2
             Office furniture and equipment                         58        60
             Motor vehicles                                         27        21
                                                               -------   -------

                                                                   106        83
                                                               -------   -------

          Depreciated cost                                     $    88   $    63
                                                               =======   =======

          Depreciation expenses for the years ended December 2001, 2000 and 1999 amounted to approximately $30, $143 and $146, respectively.

          As for charges, see Note 9b.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 6:- WORK FORCE, NET

                                                                    December 31,
                                                                    ------------
                                                                    2001   2000
                                                                    ----   -----

          Work force                                                $291    $291
          Less - accumulated amortization                            105       8
                                                                    ----   -----
             Amortized cost                                         $186    $283
                                                                    ====   =====

          Amortization expense (included in "General and administrative expenses") for the years ended December 2001 and 2000 amounted to $97 and $8, respectively.

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                   December 31,
                                                                  --------------
                                                                   2001    2000
                                                                  -----   ------

          Employees and payroll accruals                          $ 68    $   44
          Government authorities                                    13         8
          Provision for litigation and others                      313       931
          Accrued expenses                                         152       420
                                                                  ----    ------
                                                                  $546    $1,403
                                                                  ====    ======

NOTE 8:- FINANCING ARRANGEMENTS

          a.   Long-term bank loans:

                                                   December 31,
                                      ------------------------------------
                                             2001                2000
                                      -----------------   ----------------
                                      Interest            Interest
                                        rate     Amount     rate     Amount
                                      --------   ------   --------   ------

          U.S. dollar                   2.9%      $11       7.3%      $21
          Less - current maturities                10                  10
                                                  ---                 ---
                                                  $ 1                 $11
                                                  ===                 ===

          As for charges see Note 9b.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 8:-  FINANCING ARRANGEMENTS (cont.)

          b.   Convertible debentures:

               In December 2000, the Company issued to investors, convertible debentures and warrants to purchase 300,000 Ordinary shares in consideration of $3,000. The Debentures were convertible, all or in part, at any time in which these debentures were outstanding, into the Company's Ordinary shares, at a price per share of $3. The warrants granted were exercisable into the Company's Ordinary shares at any time until December 2003 at a price per share of $4.5.

               The discount on convertible debentures at the date of grant amounted to $145.

               The Company accounted for these convertible debentures in accordance with Emerging Issues Task Force No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5") and Emerging Issues Task Force No. 00-27 "Application of EITF Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"). There was no beneficial conversion feature at the date of grant.

               In December 2001, the Company signed an agreement with its lenders according to which the Company converted $2,427 of the principal amount into 1,797,646 Ordinary shares at a price per share of $1.35 and prepaid the remaining principal in the amount of $ 573. In addition, the lenders agreed to the cancellation of the warrants granted as part of the convertible debenture agreement.

               The Company accounted for the adjustments resulted from the inducement conversion offer of the debentures and the cancellation of the warrants in accordance with Statement of Financial Accounting Standard No. 84 "Induced Conversions of Convertible Debt" ("SFAS No. 84").

               The Company recorded $1,346 as financial expenses related to the beneficial conversion feature from the induced conversion offer and additional $145 in respect of the discount on the convertible debentures.

NOTE 9:-  COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Litigation:

               1. The Company, certain of its officers and directors and the underwriters of the Company's August 1993 public offering were defendants in a purported class action and two related cases which were filed in the United States District Court for the Eastern District of New York in September 1993, August 1994 and February 1995. The plaintiffs' complaints alleged that the Company violated Section 12(2) of the Securities Act of 1933, as well as Section 10(b) and Section 20 of the Securities Exchange Act of 1934 by failing to disclose early enough that revenues in both the Company's European and United States markets were declining and that the Company was struggling to maintain its growth margins at past levels.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 9:-  COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

                    The plaintiffs also contended that the Company falsely stated that it had successfully integrated a newly acquired business, the Decision Data Division, into the Company's operations.

                    On December 14, 1999, the Company entered into stipulations of settlement with the plaintiffs, which was approved by the court in 2000. The Class Action Settlement provides for the dismissal with prejudice of the Class Action and the release of all class actions against all defendants, in exchange for
                    (i) a cash payment of $600 by the Company into an insured interest-bearing escrow fund, and (ii) delivery to the plaintiff class by the Company of newly issued freely tradable warrants with rights to purchase, in the aggregate, 886,039 Ordinary shares of the Company, at an exercise price of $0.3 per share. The warrants were issued in December 1999.

                    The fair value for these warrants was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions: risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 1.369 and a weighted-average expected life of an option of one year.

                    Compensation of $2,809 derived from the warrant was charged to "Other expenses" (see Note 14c).

                    As of December 31, 2001, 613,648 of the settlement's warrants were exercised into the Company's Ordinary shares.

               2. A suit was filed in Israel in 1995 against the Company and certain of its officers and directors alleging inadequate disclosure in prior years of the Company's financial position, results of operations and prospects, and damages in the amount of $250. The Company, based on the opinion of its legal counsels, does not believe that the outcome of these actions will have a material adverse effect on either its business operations or its financial position. The Company's legal counsels are unable to estimate the outcome of this suit. The Company also recorded an accrual in the amount of $250 in respect of this claim.

               3. A claim was filed against NetWiz Ltd. (a former subsidiary of the Company) in respect of a breach of a lease agreement. As part of agreement for the sale of NetWiz, the Company agreed to assume the liabilities in respect of the above claim. The Company's legal counsels estimate that the Company's exposure does not exceed $50. The Company recorded an accrual in the amount of $50 in respect of this claim.

          b.   Charges:

               The Company had recorded charges on some of its vehicles in favor of banks and lenders.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 9:-  COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

          c.   Sales taxes:

               During 1999, the Company was obligated to pay sales taxes in U.S, in a total amount of $350, the Company recorded a full provision in respect of this commitment. In late 2001, the Company reached a compromise settlement with the tax authorities in U.S, according to which the obligation was reduced to $152. The Company recorded a non recurring income in the amount of $180.

NOTE 10:- SHARE CAPITAL

          a.   Ordinary shares:

               The Ordinary shares of the Company are quoted on NASDAQ in the United States.

          b.   Warrants:

               1. In 1997, the Company issued convertible debentures and warrants to purchase 200,000 Ordinary shares in consideration of $2,000. All of the debentures were converted during 1998 into 4,211,047 Ordinary shares.

                    The warrants are exercisable into Ordinary shares at any time until December 2002 in consideration of $4.47 per share.

               2. As part of the agreement for the dismissal of a lawsuit the Company issued warrants with right to purchase up to 886,039 of the Company's Ordinary shares with an exercise price of $0.3 (see Note 9a).

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

               The total amount of options available for future grants as of December 31, 2001, amounted to 126,126.

               As part of the acquisition of Eastek, the Company granted a key employee of Eastek 100,000 shares in escrow which will be released annually in three installments of 30,000 shares, 35,000 shares and 35,000 shares as an incentive to his employment with the Company.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 10:- SHARE CAPITAL (cont.)

               The Company accounted for this transaction in accordance with EITF 95-8 "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination". Accordingly, the Company recorded deferred stock compensation in the amount of $237, to be amortized to the statement of operations over the vesting period. Amortization expenses in 2001, 2000 and 1999 amounted to $133, $15 and $0, respectively.

               A summary of the Company's stock option activity and related information:

                                               2001                    2000                    1999
                                     ---------------------   ---------------------   ---------------------
                                                  Weighted                Weighted                Weighted
                                                   average                 average                 average
                                       Number     exercise     Number     exercise     Number     exercise
                                     of options     price    of options     price    of options    price
                                     ----------   --------   ----------   --------   ----------   --------
Outstanding at the beginning
   of the year                       1,148,150     $10.90      499,138     $19.08      664,635     $17.39
   Granted                              26,000     $ 3.62      716,050     $ 3.63           --         --
   Exercised                                --         --      (46,930)    $ 4.43           --         --
   Forfeited                          (107,347)    $31.67      (20,108)    $15.91     (165,497)    $12.12
                                     ---------               ---------                 -------
Outstanding at the end of the year   1,066,803     $ 7.77    1,148,150     $10.09      499,138     $19.08
                                     =========               =========                 =======
Exercisable at the end of the year     553,136     $11.61      488,650     $18.83      487,808     $19.44
                                     =========               =========                 =======

               The options outstanding as of December 31, 2001, have been separated into ranges of exercise price, as follows:

                       Options            Weighted       Weighted        Options        Weighted
   Ranges of      outstanding as of       average         average   exercisable as of    average
    exercise         December 31,        remaining       exercise      December 31,     exercise
     price              2001          contractual life     price          2001           price
---------------   -----------------   ----------------   --------   -----------------   --------
                                          (Years)
$3.63                   740,050             5.02           $ 3.63        226,369         $ 3.63
$3.93  - $5.79          123,933             4.69           $ 5.48        123,933         $ 5.48
$6.06  - $8.82          112,967             3.15           $ 7.89        112,967         $ 7.89
$12.75 - $18.50          36,653             0.47           $18.49         36,667         $18.48
$24.00 - $28.89           5,000             2.34           $25.50          5,000         $25.50
$58.65 - $67.14          48,200             1.54           $66.94         48,200         $66.94
                      ---------                                          -------
                      1,066,803             4.45           $ 7.77        553,136         $11.61
                      =========                                          =======

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 10:- SHARE CAPITAL (cont.)

               Under SFAS No. 123, pro forma information regarding net income
               (loss) and net earnings (loss) per share is required and has been determined as if the Company had accounted for its employee stock option under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions for the years ended December 31, 2001 and 2000 (no options were granted during 1999): risk-free interest rates of 6% and 3%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 1.25 and 0.96, respectively, and a weighted-average expected life of an option of four years for each year.

               Pro forma information under SFAS No. 123:

                                                        Year ended December 31,
                                                      ---------------------------
                                                       2001      2000      1999
                                                      -------   -------   -------

               Net loss as reported                   $(3,481)  $(1,389)  $(4,847)
                                                      =======   =======   =======

               Pro forma net loss                     $(3,850)  $(1,674)  $(4,905)
                                                      =======   =======   =======

               Pro forma basic and diluted net loss
                  per share                           $ (0.41)  $ (0.19)  $ (0.55)
                                                      =======   =======   =======

               The total compensation expense included in the pro forma information for 2001, 2000 and 1999 is $369, $285 and $58, respectively.

               Weighted average fair values and weighted average exercise prices of options whose exercise price is equal or exceeds market price of the shares at date of grant are as follows:

                                                                       Year ended December 31,
                                              ---------------------------------------------------------------------------
                                                              2001                                   2000
                                              -----------------------------------   -------------------------------------
                                                  Weighted          Weighted             Weighted            Weighted
                                                average fair     average exercise      average fair      average exercise
                                              value of options   price of options    value of options    price of options
                                                 granted at         granted at      grants at exercise      granted at
                                               exercise price     exercise price           price          exercise price
                                              ----------------   ----------------   ------------------   ----------------
               Equal to market price
                  at date of grant                   $  --             $  --               $2.94              $3.63
                                                     =====             =====               =====              =====

               Exceeds market price
                  at date of grant                   $0.92             $3.62               $1.15              $3.63
                                                     =====             =====               =====              =====

               For purposes of pro forma disclosure, the estimated fair value of the options is amortized as an expense over the options' vesting period.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 10:- SHARE CAPITAL (cont.)

               During 2000, as a result of the decrease in the Company's equity interest in StoreAge (see Note 1), and the de-consolidation of StoreAge, the status of StoreAge's employees was changed from employees to non-employees of the Company, in addition during 2001, three employees of the Company became StoreAge's employees.

               Options granted to abovementioned employees were remeasured at the date of change in status under the fair value method, according to FIN 44 "Accounting for Certain Transactions Involving Stock Compensation" and SFAS No. 123.

               The fair value for these options was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions for October 2001 and May 2000: risk-free interest rates of 3% and 6% respectively , dividend yields of 0% for each date, volatility factors of the expected market price of the Company's Ordinary shares of 1.18 and 0.96, respectively, and a weighted-average expected life of an option of four years for each date. The weighted average fair value of these options is $0.93 and $1 per option, respectively.

               Compensation expenses of approximately $29 and $17 were recognized during the years ended December 31, 2001 and 2000, respectively.

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

NOTE 11:- INCOME TAXES

          a. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

               The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 11:- INCOME TAXES (cont.)

          b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Results of the Company and its Israeli subsidiaries for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are prepared in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/U.S. dollar exchange rate results in a difference between taxable income and the income before taxes reported in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company and Israeli subsidiaries has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

          c. Loss before equity in losses of an affiliate and minority interest in losses of subsidiary:

                                                         Year ended December 31,
                                                        ------------------------
                                                         2001     2000     1999
                                                        ------   ------   ------

               Domestic                                 $2,604   $2,129   $4,014
               Foreign                                      --       --      888
                                                        ------   ------   ------

                                                        $2,604   $2,129   $4,902
                                                        ======   ======   ======

          d.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

               Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                    December 31,
                                                                -------------------
                                                                  2001       2000
                                                                --------   --------

               Tax loss carryforward                            $ 27,440   $ 26,506
               Reserves and allowances                                 9          7
                                                                --------   --------

               Net deferred assets before valuation allowance     27,449     26,513
               Valuation allowance                               (27,449)   (26,513)
                                                                --------   --------

               Net deferred tax asset                           $     --   $     --
                                                                ========   ========

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 11:- INCOME TAXES (cont.)

               As of December 31, 2001, the Company and its subsidiaries have increased their valuation allowances from approximately $936 to approximately $27,449 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

          e.   Tax loss carryforward:

               As of December 31, 2001, the Company has carryforward tax losses in the amount of approximately $76,211, which may be carried forward and offset against taxable income in the future for an indefinite period.

NOTE 12:- CUSTOMERS AND GEOGRAPHIC INFORMATION

               The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information", ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

               The following presents total revenues for the years ended December 31, 2001, 2000 and 1999 and long-lived assets as of December 31, 2001, 2000 and 1999:

                                                       Year ended December 31,
                                                       -----------------------
                                                         2001    2000    1999
                                                        -----   -----   ------

               Sales and maintenance to unaffiliated
               customers:

                 United States                          $  19   $  41   $3,867
                 Israel                                    64      40    1,611
                 Europe                                    --      15      477
                                                        -----   -----   ------
                                                        $  83   $  96   $5,955
                                                        =====   =====   ======

                                                             December 31,
                                                        ----------------------
                                                         2001    2000    1999
                                                        -----   -----   ------
               Long-lived assets:

                 Israel                                 $ 274   $ 346   $  431
                                                        =====   =====   ======

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 13:- RELATED PARTIES TRANSACTIONS

               The balances with, the revenues, services and expenses derived from related parties were as follows:

               a.   Balances with related parties:

                                                                    December 31,
                                                                    ------------
                                                                     2001   2000
                                                                     ----   ----
                    Other accounts receivable:
                       StoreAge                                       $21    $79
                                                                     ====   ====

                    (*) The balance is linked to the $ and bears no interest.

               ii.  Revenues, services and expenses from related parties:

                                                             Year ended December 31,
                                                             -----------------------
                                                               2001   2000   1999
                                                               ----   ----   ----
                    Revenues from related party                $251   $ --    $--
                                                               ====   ====    ===

                    Related Party's  participation in
                       general and administrative expenses      108    123     73
                                                               ====   ====    ===


                    Rent to related party                      $ 35   $ --    $--
                                                                ====   ====    ===

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

               a.   Research and development
                      expenses, net:

                    Total costs                           $479   $1,328   $ 909
                    Less - royalty-bearing grants           --     (403)   (223)
                                                          ----   ------   -----

                                                          $479   $  925   $ 686
                                                          ====   ======   =====

             I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except shares and per share data)

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

                                                           Year ended December 31,
                                                           -----------------------
                                                             2001     2000    1999
                                                           -------   -----   -----
               b.   Financial income (expenses), net:

                    Interest income                        $   131   $ 389   $ 289
                                                           -------   -----   -----

                    Financial expenses:
                       Interest expenses                      (170)    (67)    (76)
                       Foreign currency translation
                          differences                          (17)    (45)    (40)
                       Beneficial conversion feature and
                          amortization of discount of
                          convertible debentures            (1,491)     --      --
                                                           -------   -----   -----

                                                            (1,678)   (112)   (116)
                                                           -------   -----   -----

                                                           $(1,547)  $ 277   $ 173
                                                           =======   =====   =====

               c.   Other expenses, net:

                    Compensation in respect of warrants
                       issued upon settlement of lawsuit   $    --   $  --   $2,809
                    Gain on sale of investment in
                       subsidiaries                             --      --     (996)
                    Other                                       --      12      (43)
                                                           -------   -----   ------

                                                           $    --   $  12   $1,770
                                                           =======   =====   ======

                             - - - - - - - - - - - -

                      STOREAGE NETWORKING TECHNOLOGIES LTD.
                               AND ITS SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2001

                                 IN U.S. DOLLARS

                                      INDEX

                                                                            Page
                                                                            ----
Report of Independent Auditors                                               2

Consolidated Balance Sheets                                                 3-4

Consolidated Statements of Operations                                        5

Statements of Changes in Shareholders' Equity                                6

Consolidated Statements of Cash Flows                                        7

Notes to Consolidated Financial Statements                                  8-24

[LOGO] ERNST & YOUNG         Kost Forer & Gabbay            Phone: 972-3-6232525
                             3 Aminadav St.                 Fax:   972-3-5622555
                             Tel-Aviv 67067, Israel

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                      STOREAGE NETWORKING TECHNOLOGIES LTD.

          We have audited the accompanying consolidated balance sheets of StoreAge Networking Technologies Ltd. ("the Company") and its subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                   /s/ Kost, Forer & Gabbay
Tel Aviv, Israel                                   KOST, FORER & GABBAY
March 13, 2002                           A Member of Ernst & Young International

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                                              December 31,
                                                            -----------------
                                                             2001      2000
                                                            -------   -------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                $18,852   $13,943
   Trade receivables                                             80        53
   Other accounts receivable and prepaid expenses (Note 3)      195       260
   Inventories (Note 4)                                         254       102
                                                            -------   -------

Total current assets                                         19,381    14,358
-----                                                       -------   -------

LONG-TERM INVESTMENTS:
   Loan to employee (Note 5)                                    111        --
   Restricted long-term bank deposits                           141        --
   Long-term prepaid expenses                                    89        --
                                                            -------   -------

Total Long term receivables                                     341        --
-----                                                       -------   -------

PROPERTY AND EQUIPMENT, NET (Note 6)                          1,086       646
                                                            -------   -------

Total assets                                                $20,808   $15,004
                                                            =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars in thousands (except share data)

                                                                              December 31,
                                                                           -----------------
                                                                            2001      2000
                                                                           -------   -------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities of long-term loans                                   $    36   $    69
   Trade payables                                                              337       267
   Employees and payroll accruals                                              508       289
   Other accounts payable (Note 7)                                              97       200
   Related party (Note 8)                                                       20        96
                                                                           -------   -------

Total current liabilities                                                      998       921
-----                                                                      -------   -------

LONG-TERM LOANS, NET OF CURRENT MATURITIES (Note 9)                              1        40
                                                                           -------   -------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)                                --        --
                                                                           -------   -------

SHAREHOLDERS' EQUITY (Note 11):
   Ordinary shares of NIS 0.01 par value -
      Authorized: 35,981,370 shares at December 31, 2001 and 2000;
      Issued and outstanding: 5,025,000 shares at December 31, 2001 and
      2000                                                                      12        12
   Preferred A shares of NIS 0.01 par value -
      Authorized: 3,537,790 shares at December 31, 2001 and 2000;
      Issued and outstanding: 3,537,790 shares at December 31, 2001 and
      2000; Aggregate liquidation preference of approximately $ 3,200 at
      December 31, 2001 and 2000                                                 9         9
   Preferred B shares of NIS 0.01 par value -
      Authorized: 10,480,840 shares at December 31, 2001 and 2000;
      Issued and outstanding: 7,605,836 and 4,259,268 at December 31,
      2001 and 2000, respectively; Aggregate liquidation preference of approximately $ 27,012 and $ 14,000 at December 31, 2001 and
      2000, respectively                                                        18        10
   Additional paid-in capital                                               27,145    16,900
   Accumulated deficit                                                      (7,375)   (2,888)
                                                                           -------   -------

Total shareholders' equity                                                  19,809    14,043
-----                                                                      -------   -------

Total liabilities and shareholders' equity                                 $20,808   $15,004
                                                                           =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                               Year ended
                                               December 31,
                                             ---------------
                                              2001     2000
                                             ------   ------

Revenues                                     $  683   $   66
Cost of revenues                                307       15
                                             ------   ------

Gross profit                                    376       51
                                             ------   ------

Operating expenses:
   Research and development, net (Note 13a)   3,212      902
   Sales and marketing, net (Note 13b)        1,404      639
   General and administrative                   979      326
                                             ------   ------

Total operating expenses                      5,595    1,867
                                             ------   ------

Operating loss                                5,219    1,816
Financial income, net                          (748)     (67)
Other expenses                                   16       37
                                             ------   ------

Net loss                                     $4,487   $1,786
                                             ======   ======

The accompanying notes are an integral part of the consolidated financial statements.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. Dollars in thousands (except share data)

                                              Ordinary shares      Preferred shares    Additional                     Total
                                            ------------------   -------------------    paid-in     Accumulated   shareholders'
                                              Shares    Amount     Shares     Amount    capital       deficit        equity
                                            ---------   ------   ----------   ------   ----------   -----------   -------------
Balance as of January 1, 2000               5,000,000    $   2    3,537,790     $ 2     $ 3,129       $(1,102)       $ 2,031

   Stock split effected as stock dividend          --       10           --       7         (17)           --              -
   Exercise of options, net                    25,000     (*--           --      --           3            --              3
   Issuance of Preferred B shares and
      warrants, net                                --       --    4,259,268      10      13,785            --         13,795
   Net loss                                        --       --           --      --          --        (1,786)        (1,786)
                                            ---------    -----   ----------     ---     -------       -------        -------
Balance as of December 31, 2000             5,025,000       12    7,797,058      19      16,900        (2,888)        14,043

   Issuance of Preferred B shares and
      warrants, net                                --       --    3,346,568       8      10,243            --         10,251
   Stock based compensation related to
      options granted to consultants               --       --           --      --           2            --              2
   Net loss                                        --       --           --      --          --        (4,487)        (4,487)
                                            ---------    -----   ----------     ---     -------       -------        -------

Balance as of December 31, 2001             5,025,000    $  12   11,143,626     $27     $27,145       $(7,375)       $19,809
                                            =========    =====   ==========     ===     =======       =======        =======

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                                                                    Year ended
                                                                                    December 31,
                                                                                 -----------------
                                                                                   2001      2000
                                                                                 -------   -------
Cash flows from operating activities:
-------------------------------------
   Net loss                                                                      $(4,487)  $(1,786)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation                                                                   328       135
      Accrued severance pay, net                                                      --       (55)
      Increase in trade receivables                                                  (27)      (53)
      Decrease (increase) in accounts receivable and prepaid expenses                (24)       26
      Increase in inventories                                                       (152)     (102)
      Increase in trade payables                                                      70       172
      Increase in Employees and payroll accruals and other accounts payable          256       182
      Related party, net                                                             (76)       96
      Loss on sale of property and equipment                                          16        37
      Other                                                                            5        --
                                                                                 -------   -------
Net cash used in operating activities                                             (4,091)   (1,348)
                                                                                 -------   -------

Cash flows from investing activities:
-------------------------------------
   Loan to employee                                                                 (110)       --
   Restricted deposits                                                              (145)       --
   Purchase of property and equipment                                               (795)     (471)
   Proceeds from sale of property and equipment                                       11         3
                                                                                 -------   -------
Net cash used in investing activities                                             (1,039)     (468)
                                                                                 -------   -------

Cash flows from financing activities:
-------------------------------------
   Related party                                                                      --      (543)
   Short-term bank credit, net                                                        --       (69)
   Principal payment of long-term loans                                              (72)      (68)
   Proceeds from long-term loans                                                      --        29
   Proceeds from issuance of share capital, net                                   10,111    13,935
   Exercise of options, net                                                           --         3
                                                                                 -------   -------
Net cash provided by financing activities                                         10,039    13,287
                                                                                 -------   -------

Increase in cash and cash equivalents                                              4,909    11,471
Cash and cash equivalents at the beginning of the year                            13,943     2,472
                                                                                 -------   -------
Cash and cash equivalents at the end of the year                                 $18,852   $13,943
                                                                                 =======   =======

Supplemental disclosure of cash flows information:
--------------------------------------------------

Cash paid during the year for:
------------------------------
   Interest                                                                      $     5   $    24
                                                                                 =======   =======

Non-cash transactions:
----------------------
   Issuance expenses                                                             $    --   $   140
                                                                                 =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands (except share data)

NOTE 1:-  GENERAL

          a. StoreAge Networking Technologies Ltd. ("the Company") was incorporated in January 1999. The Company develops data storage networking solutions for open system, host independent, multi-server environments.

               During 2000 the Company established a wholly owned subsidiary - StoreAge Networking Technologies Inc. ("the subsidiary"), which is engaged in selling and marketing of the Company's products in the United States.

          b. During 1999, the Company reached an agreement with a related company - I.I.S. Intelligent Information Systems Ltd. ("I.I.S") - to purchase by way of assignment all of the I.I.S's activities, assets, rights and obligations in the field of fibre channel technology in consideration of 5,000,000 Ordinary shares. The assets and liabilities were transferred at their carrying amount.

               As part of the aforementioned agreement, the Company agreed to assume the I.I.S's obligations to pay royalties to the Office of Chief Scientist ("OCS") on sale proceeds from products in which the OCS participates in their research and development in the field of storage. Total commitment assumed by the Company aggregates to $ 764.

               During 2000, the Company signed a agreement with I.I.S. according to which I.I.S. will provide the Company research and development services for the development of software in consideration of $200, according to the milestones defined in the agreement. During 2001, the companies agreed to expand this agreement. As of December 31, 2001, the Company recorded accumulated research and development costs of $ 270 related to these services (see Note
               8).

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

          b.   Financial statements in U.S. Dollars:

               The Company's transactions are recorded in new Israeli Shekels ("NIS"); however, the majority of the revenues of the Company and its subsidiary are generated in U.S. Dollars ("Dollar"). In addition, a substantial portion of the Company's costs is incurred in Dollars. Company's management believes that the Dollar is the primary currency of the economic environment in which the Company and its subsidiary operate. Thus, the functional and reporting currency of the Company and its subsidiary is the Dollar.

               Accordingly, monetary accounts maintained in currencies other than the Dollar are remeasured into U.S. Dollars in accordance with Statement No. 52 of the Financial Accounting standard Board ("FASB"). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its subsidiary. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

          d.   Cash equivalents:

               Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          e.   Restricted cash:

               Restricted cash is primarily invested in certificates of deposit, which mature within four years and is used as security for the Company's office lease.

          f.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence.

               Cost is determined as follows:

               Raw materials and parts - using the "first-in, first-out" method.

               Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

          g.   Long-term deposits:

               Bank deposits with maturities of more than one year are included in long-term investments, and presented at their cost.

          h.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                 %
                                                    --------------------------

               Computers and peripheral equipment               33
               Office furniture                               6 - 15
               Motor vehicles                                   15
               Leasehold improvements               over the term of the lease

               The Company and its subsidiary periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As of December 31, 2001, no impairment losses have been identified.

          i.   Research and development costs:

               Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

               Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

          j.   Warranty costs:

               The Company provides a warranty for up to 12 months to its hardware modules and 3 months to its software modules at no extra charge. A provision is recorded for estimated warranty costs based on the Company's experience. In 2001 and 2000, the Company did not provide for warranty due to immateriality.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

          k.   Income taxes:

               The Company and its subsidiary account for income taxes in accordance with Statement of Financial Accounting Standards
               (SFAS) No. 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          l.   Revenue recognition:

               The Company derives its revenue from hardware and license fees of its products, training and installation. The Company sells its products primarily through its direct sales force and indirectly through distributors.

               In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), as amended in June 2000, which summarizes the staffs views in applying generally accepted accounting principles to revenue recognition in financial statements.

               The Company adopted SAB 101 and Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

               Revenue is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met. The Company considers all arrangements with payment terms extending beyond thirty days not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met. When customer's acceptance is required revenue is recognized upon the acceptance.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

               When contracts contain multiple elements wherein VSOE of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "Residual Method" prescribed by SOP 98-9. Maintenance and support revenue included in these arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

          m.   Concentrations of credit risks:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables.

               The Company's cash and cash equivalents are denominated in U.S. Dollars and invested mainly in major banks in Israel and in the U.S. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal risk exists with respect to these investments.

               Restricted cash is invested in certificates of deposit in major banks in Israel.

               The Company's trade receivables are derived from sales to customers located primarily in Israel, the U.S. and Europe. No collateral is required. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

          n.   Accounting for stock based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 11d.

               The Company applies SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

          o.   Grants and participations:

               Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and included as a deduction of research and development costs. Research and development grants amounted to $ 0 and $ 386 in 2001 and 2000, respectively.

               The Company also received non-royalty-bearing grants from the Fund for Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of sales and marketing expenses.

          p.   Severance pay:

               The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof.

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

               The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies pursuant to section 14 to the Israeli severance pay law and as of December 31, 2001 there is no outstanding severance pay liability.

               Severance expenses for the years ended December 31, 2001 and 2000 amounted to approximately $ 150 and $ 71, respectively.

          q.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

               The carrying amount of cash and cash equivalents, restricted cash, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments. The carrying amounts of long-term loans reported in the balance sheet approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (cont.)

               The carrying amounts of derivatives were recorded according to speculative transactions under FASB 133, "Accounting for Derivative Instruments and Hedging Activities" at their fair value. As of the balance sheet date the Company recorded a loss in the amount of $12 in respect of those transactions.

          r.   Impact of recently issued accounting standards:

               In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Dispensed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

NOTE 3:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                  December 31,
                                                                  ------------
                                                                  2001   2000
                                                                  ----   ----

          Government authorities                                  $ 91   $ 61
          Office of the Chief Scientist                             --    188
          Prepaid expenses                                          86      6
          Other                                                     18      5
                                                                  ----   ----
                                                                  $195   $260
                                                                  ====   ====

NOTE 4:-  INVENTORIES

          Raw materials and parts                                 $178   $ 60
          Finished products                                         76     42
                                                                  ----   ----
                                                                  $254   $102
                                                                  ====   ====

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 5:-  LOAN TO EMPLOYEE

          On March 19, 2001, the Company granted to a key employee a loan of $110 (NIS 460 thousand), denominated in NIS (New Israeli Shekels), under the following terms:

          a. The principal is repayable on the earlier of the following events: consummation of an IPO, sale of all or substantially all of the Company's property and assets, merger or consolidation of the Company or five years from the grant date of the loan.

          b. The loan bears interest at the greater of the change in the representative exchange rate of the U.S. Dollar during the loan period or the change in the Israeli CPI plus annual interest of 4%.

          The accrued interest is repayable upon the repayment of the principal of the loan.

NOTE 6:-  PROPERTY AND EQUIPMENT, NET

                                                   December 31,
                                                  -------------
                                                   2001    2000
                                                  ------   ----
          Cost :
             Computers and peripheral equipment   $1,096   $499
             Office furniture                        154     39
             Motor vehicles                          296    270
             Leasehold improvements                   47     24
                                                  ------   ----
                                                   1,593    832
          Accumulated depreciation                   507    186
                                                  ------   ----
          Depreciated cost                        $1,086   $646
                                                  ======   ====

          Depreciation expenses for the years ended December 31, 2001 and 2000 were $ 328 and $ 135, respectively.

          As for charges see Note 10c.

NOTE 7:-  OTHER ACCOUNTS PAYABLE

                                                 December 31,
                                                 ------------
                                                 2001   2000
                                                 ----   ----
          Accrued expenses                        $41   $200
          Others                                   56     --
                                                  ---   ----
                                                  $97   $200
                                                  ===   ====

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 8:-  BALANCES AND TRANSACTIONS WITH RELATED PARTY *)

          a.   Balances:

               The balance is linked to the U.S. Dollar and does not bear interest. The balance is generally paid on a quarterly basis. As of the December 31, 2001, the outstanding balance to IIS for administration services amounts to $ 20.

          b.   Transactions with I.I.S.*):

                                                December 31,
                                                ------------
                                                2001   2000
                                                ----   ----
               Administration services          $112   $131
               Purchase of motor vehicles         --     29
               Research and development costs    250     20
               Other                              --     (8)
                                                ----   ----
                                                $362   $172
                                                ====   ====

          *)   See also Note 1b.

NOTE 9:-  LONG-TERM LOANS

                                                          Average
                                                          interest
                                                            rate
                                                          --------
                                                             %
                                                          --------

          Linked to the U.S. Dollar                         3.79     $37   $109
          Less - current maturities                                   36     69
                                                                     ---   ----

                                                                     $ 1   $ 40
                                                                     ===   ====

          As of December 31, 2001, the aggregate annual maturities of long-term loans are as follows:

          First year (current maturities)                            $36   $ 69
          Second year                                                  1     39
          Third year                                                  --      1
                                                                     ---   ----

                                                                     $37   $109
                                                                     ===   ====

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Royalty commitments:

               The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is committed to pay royalties to the Israeli Ministry of Industry and Trade ("the OCS"), amounting to 3%-5% of the proceeds from sales of products in which the Government participated in their research and development by way of grants. The commitment is determined on a product-by-product basis, in an amount not to exceed the total of the grants received (linked to the U.S. Dollar plus interest rate of LIBOR).

               Royalties paid or accrued for the year ended December 31, 2001 amounted to $ 24.

               As of December 31, 2001, the Company has an outstanding contingent obligation (including $ 764 as mentioned in Note 1b) to pay royalties in the total amount of $ 1,340.

          b.   Lease commitment:

               The Company and its subsidiary rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2006. The minimum rental payments under non-cancelable operating leases are as follows:

                       Year ended
                      December 31,
                      ------------

               2002       296
               2003       121
               2004       121
               2005       121
               2006        56

               Total rent expenses for the years ended December 31, 2001 and 2000 were approximately $ 168 and $ 54, respectively.

          c.   Charges and guarantees:

               Various motor vehicles of the Company are pledged at fixed charges in favor of a bank.

               The Company obtained a guarantee in the amount of $ 159 in order to secure its lease obligation.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands (except share data)

NOTE 11:- SHAREHOLDERS' EQUITY

          a.   The rights conferred by the Company's shares:

               (1) The Ordinary shares confer upon the holders the right to receive notice, to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

               (2) The Preferred shares ("A" and "B") have the same rights as the Ordinary shares. In addition, the shares are convertible into Ordinary shares, have an aggregate preference in liquidation of $ 30,212 as of December 31, 2001, dividend preference, anti-dilution rights, preemptive rights, tag-along rights and preference in voting on certain matters. The Preferred shares are convertible, at the holders' option, or upon an IPO of the Company, into Ordinary shares on a one-for-one basis.

          b.   Stock split effected as stock dividend:

               During 2000, the Company effected a stock split as stock dividend of 400% on its share capital. All share capital amounts have been retroactively adjusted to reflect this stock dividend.

          c.   Investment agreements:

               1. During 1999, the Company signed an investment agreement according to which 3,537,790 Preferred A shares were issued for the aggregate of $ 3,200.

               2. From December 2000 until January 2001, the Company signed an investment agreement, according to which 7,605,836 Preferred B shares were issued for $ 3.287 per share in the aggregate of $ 25,000.

               As a result of the above agreement, the Company repaid during 2000 the shareholders' loans received from I.I.S. amounting to $543.

          d.   Stock option plans:

               Under the Company's Stock Option Plans (the "Plans"), options may be granted to officers, directors, employees and consultants of the Company or its subsidiary.

               Pursuant to the Plans, the Company reserved for issuance 4,631,545 Ordinary shares. As of December 31, 2001, an aggregate of 676,765 Ordinary shares of the Company are still available for future grant.

               Each option granted under the Plans is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option plans.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands (except share data)

NOTE 11:- SHAREHOLDERS' EQUITY (cont.)

               The options vest primarily over four years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

               A summary of the Company's stock option activity in 2001 and 2000:

                                                            Year ended December 31,
                                                  -------------------------------------------
                                                          2001                   2000
                                                  --------------------   --------------------
                                                              Weighted               Weighted
                                                   Number     average     Number      average
                                                     of       exercise      of       exercise
                                                   options     price      options      price
                                                  ---------   --------   ---------   --------
               Outstanding at beginning of year   1,877,780    $0.15            --    $  --
                  Granted                         2,023,000     0.75     1,977,780     0.15
                  Exercised                              --       --       (25,000)    0.10
                  Forfeited                         (31,000)    0.75       (75,000)    0.10
                                                  ---------    -----     ---------    -----
               Outstanding at end of year         3,869,780    $0.46     1,877,780    $0.15
                                                  =========    =====     =========    =====
               Exercisable options                  894,390    $0.13       425,945    $0.10
                                                  =========    =====     =========    =====

                                            For exercise prices on the date of grant that
                                            ---------------------------------------------
                                                Equal          Exceed      Are less than
                                              fair value     fair value     fair value
                                             ------------   ------------   -------------
                                             December 31,   December 31,    December 31,
                                             ------------   ------------   -------------
                                             2001    2000   2001    2000   2001     2000
                                             ----    ----   ----    ----   ----     ----
               Weighted average
                  exercise prices             --      --    0.75    0.15    --       --
               Weighted average fair
                  values on date of grant     --      --    0.08    0.05    --       --

               The options outstanding as of December 31, 2001, have been separated into ranges of exercise price as follows:

                            Options       Weighted                                          Weighted
                          Outstanding      average                         Option           average
                             as of        remaining       Weighted      Exercisable at   exercise price
               exercise   December 31,   contractual      average        December 31,      of options
                 price        2001          life       exercise price        2001         exercisable
               --------   ------------   -----------   --------------   --------------   --------------
                  $                         Years            $                                 $
               --------                  -----------   --------------                    --------------
                 0.10      1,703,780        8.12            0.10           851,890            0.10
                 0.50         40,000        8.46            0.50            10,000            0.50
                 0.75      2,126,000        9.55            0.75            32,500            0.75
                           ---------                                       -------
                           3,869,780        8.91            0.46           894,390            0.13
                           =========                                       =======

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands (except share data)

NOTE 11:- SHAREHOLDERS' EQUITY (cont.)

               Pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using the Black-Scholes Option Valuation Model with the following weighted-average assumptions for the year ended December 31, 2001 and 2000: expected volatility of 0.5 for each year; risk-free interest rates of 3% and 7% respectively, dividend yields of 0% for each year, and a weighted-average expected life of the option of 5 and 6 years, respectively.

               For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma information under SFAS-123:

                                              Year ended
                                             December 31,
                                            ---------------
                                             2001     2000
                                            ------   ------
               Net loss as reported         $4,487   $1,786
                                            ======   ======
               Pro forma net loss           $4,552   $1,853
                                            ======   ======

          e.   Options granted to consultants:

               1. The Company's outstanding options to consultants as of December 31, 2001, are as follows:

                                        Options for   Exercise
                                         Ordinary       price       Options
                      Issuance date       shares      per share   exercisable
                    -----------------   -----------   ---------   -----------

                    June 2001            (* 60,000      0.75          --

                    (*)  The options vest over four years

               2. The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these warrants was estimated using a Black-Scholes Option-Pricing Model with the following weighted-average assumptions for 2001: risk-free interest rate of 3%, dividend yields of 0%, expected volatility of 0.5, and a weighted-average expected life of the warrants of approximately 5 years.

               3. In connection with the granting of stock options to consultants, the Company recorded stock compensation expenses totaling $ 2 through December 31, 2001.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands (except share data)

NOTE 11:- SHAREHOLDERS' EQUITY (cont.)

          f.   Warrants issued to investors:

               During December 2000 and January 2001 the Company issued to certain investors warrants to purchase 2,875,006 Preferred B shares at a price of $ 4.93 per share. The warrants are exercisable until the earlier of:

               1 The Initial Public Offering of the Company's shares for net proceeds of more than $ 30 million and which reflects a pre-offering valuation of the Company of more than $ 150 million.

               2. The consummation of a merger, reorganization, acquisition, or sale of all or substantially all of the assets of the Company in which the current holders of the Company's share capital hold less than 50% of the voting power of the surviving entity and which reflects a pre-transaction valuation of more than $ 200 million.

               3. Three years from the closing date of the Preferred B share purchase agreement.

NOTE 12:- INCOME TAXES

          a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumers Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. Dollars. The difference between the annual change in the Israeli CPI and in the NIS/Dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

          b. Tax benefit under the Law for the Encouragement of Capital Investments, 1959:

               The Company has been granted an "approved enterprise" status under the above law and has elected to enjoy the "alternative system of benefits" - waiver of grants in return to tax exemption. Income derived from approved enterprises is tax exempt for a period of two years out of 7-year period of benefits. Income derived during the remaining five years of benefits is entitled to reduction in tax rates. The period of benefits commences with the first year in which the company has realized a taxable income. The period of benefits relating to the approved enterprise will expire in the years 2012 through 2014.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 12:- INCOME TAXES (cont.)

          If the tax-exempt income attributable to the approved enterprise is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative system of benefits (currently - 25%).

          The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

          Income not eligible for "approval enterprise" benefits mentioned above is taxed at the regular rate of 36%.

     c.   Deferred taxes:

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

          Significant components of the Company and its Subsidiary deferred tax assets are as follows:

                                                                 December 31,
                                                              -----------------
                                                                2001     2000
                                                              -------   -------

          Provision for vacation and severance pay            $    60   $    55
          Amortization                                            212       278
          Loss carryforward                                     2,616     1,133
                                                              -------   -------

          Net deferred tax asset before valuation allowance     2,888     1,466
          Valuation allowance                                  (2,888)   (1,466)
                                                              -------   -------

          Net deferred tax assets                             $    --   $    --
                                                              =======   =======

          As of December 31, 2001, the Company and its subsidiary have provided valuation allowances of approximately $ 2,888 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 12:- INCOME TAXES (cont.)

          d.   Net operating losses carryforward:

               The Company and its subsidiary have accumulated losses for tax purposes as of December 31, 2001, in the amount of $ 7,129; as follows: $ 5,898 in Israel and $ 1,231 in the U.S.

               Carryforward tax losses in Israel are linked to the Israeli CPI, and can be carried forward and offset against taxable income in the future for an indefinite period.

               Carryforward tax losses in the U.S. expire from 2010 to 2012.

NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Research and development costs, net:

                                                                   Year ended
                                                                  December 31,
                                                                ---------------
                                                                 2001     2000
                                                                ------   ------

               Total cost                                       $3,212   $1,288
               Less - grants and participation                      --      386
                                                                ------   ------

                                                                $3,212   $  902
                                                                ======   ======

          b.   Sales and marketing expenses, net:

               Total cost                                       $1,444   $  639
               Less - grants and participation                      40       --
                                                                ------   ------

                                                                $1,404   $  639
                                                                ======   ======

NOTE 14:- SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION

          a.   Summary information about geographical areas:

               The Company operates in one industry segment. Operations in Israel include research and development, selling and marketing. Operations in the United States include selling and marketing. The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information".

                        STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 14:- SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION (cont.)

               The following is a summary of operations within geographic areas based on customer's location.

                                                                  Year ended
                                                                 December 31,
                                                                -------------
                                                                 2001    2000
                                                                ------   ----

               Revenues from sales to unaffiliated customers:

               U.S.A                                            $  508   $ 41
               Europe                                              145     15
               Israel                                               --     10
               Others                                               30     --
                                                                ------   ----

                                                                $  683   $ 66
                                                                ======   ====

               Long-lived assets, by geographic areas:

               Israel                                           $1,157   $563
               United States                                       270     83
                                                                ------   ----

                                                                $1,427   $646
                                                                ======   ====

          b.   Major customer data as percentage of total revenues:

               Customer A                                         31%      12%
               Customer B                                         22%      50%
               Customer C                                         15%      --
               Customer D                                         --       15%
               Customer E                                          3%      15%

                                   ----------

Index to Exhibits:

Exhibit No.
-----------

1.1  Memorandum of Association of the Company.*
1.2 Articles of Association of the Company, Amended and Restated as of November 19, 2000.**
4.1 Purchase and Assignment agreement between the Company and Eastek Embedded Systems (Meitav) Ltd., dated November 30, 2000.**
4.2  Employment Agreement of Danny Shavit dated November 30, 2000.**
4.3 Summary English Translation from the original Hebrew of a Lease Agreement entered into between the Company and West End Technology Investments Ltd., for office space located at 33 Jabotinsky Street, Ramat Gan, Israel, dated January 30, 2001.**
4.4 Shareholders' Rights Agreement dated as of January 18, 2001 between the Company, StoreAge and certain investors.**
4.5 Research & Development Subcontracting Agreement effective as of October 15, 2000, between the Company and StoreAge Networking Technologies Ltd.
8.1  List of significant subsidiaries of the Company.
10.1 Consent of Kost Forer and Gabbay, a Member of Ernst & Young International.
10.2 Consent of Kost Forer and Gabbay, a Member of Ernst & Young International.

* Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement No. 33-62862 dated August 10, 1993.
** Incorporated by reference to the corresponding exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2000.