Form 20-F
period 2002-12-31
IIS INTELLIGENT INFORMATION SYSTEMS LTD
filed 2003-07-15
CIK 742358

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20 F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 0 13012

I.I.S. Intelligent Information Systems Limited

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

33 Jabotinsky Street, Ramat Gan, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.003 par value per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2002, the Registrant had 11,572,398 Ordinary Shares, NIS 0.003 par value per share, outstanding (“Ordinary Shares”).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18    ☒

This Annual Report on Form 20-F contains historical information and forward-looking statements. Statements looking forward in time are included in this Form 20-F pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. In the context of the forward-looking information provided in this Form 20-F and in other reports, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Form 20-F and the Company’s other filings with the Securities and Exchange Commission during the past 12 months.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data.

The following selected consolidated financial data of the Company as of December 31, 2002 and 2001 and for the three years ended December 31, 2002, are derived from the Company’s audited consolidated financial statements which are included in this Annual Report and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 have been derived from audited consolidated financial statements not included in this Annual Report and have also been prepared in accordance with U.S. GAAP. The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5 (Operating and Financial Review and Prospects), and the Consolidated Financial Statements included elsewhere in this Annual Report.

Since December 2000, as a result of the decline of the Company’s interest in StoreAge Networking Technologies Ltd. (“StoreAge”) to 38.9%, the Company’s and StoreAge’s operations are no longer reported on a consolidated basis and the Company’s investment in StoreAge is accounted for in accordance with the equity method.

Statement of Operations Data (in thousands, except per share data):

	Year Ended December 31,
	1998	1999	2000	2001	2002
Sales revenues	$31,481	$5,408	$96	$83	$62
Revenues from research and development services to affiliate	—	—	—	251	145
Maintenance and other services	4,467	547	—	—	—
Total revenues	35,948	5,955	96	334	207
Cost of sales	23,327	4,484	27	28	38
Cost of revenues from research and development services to affiliate	—	—	—	155	51
Inventories write off	5,442	—	—	—	—
Cost of maintenance and other services	2,836	429	—	—	—
Total cost of revenues	31,605	4,913	27	183	89
Gross profit	4,343	1,042	69	151	118
Research and development costs, net	2,410	686	925	479	548
Selling and marketing expenses	7,589	1,417	639	21	49
General and administrative expenses	5,870	1,777	899	888	577
Write-off of trade receivables	470	—	—	—	—
Restructuring charges	1,071	467	—	—	—
Impairment of goodwill	—	—	—	—	186
Non recurring income	—	—	—	(180)	(122)
Operating loss	(13,067)	(3,305)	(2,394)	(1,057)	(1,120)
Financial income (expenses), net from operation	(1,022)	173	277	(56)	—
Financial expenses from conversion of convertible debentures	—	—	—	(1,491)	—
Financial income (expenses)	(1,022)	173	277	(1,547)	—
Other income (expenses), net	(267)	(1,770)	(12)	—	—
Loss before equity in losses of affiliate and minority interest in losses of subsidiaries	(14,356)	(4,902)	(2,129)	(2,604)	(1,120)
Income taxes	—	—	—	—	—
Equity in losses of affiliate	—	—	—	(877)	(1,250)
Minority interest in losses of subsidiary	—	55	740	—	—
Net loss	$(14,356)	$(4,847)	$(1,389)	$(3,481)	$(2,370)
Basic and diluted net earnings (loss) per share	$(2.55)	$(0.55)	$(0.16)	$(0.37)	$(0.21)
Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands)	5,621	8,860	8,901	9,409	11,532

	At December 31,
Balance Sheet Data (in thousands):	1998	1999	2000	2001	2002
Working capital	$3,761	$5,590	$2,254	$1,024	$198

Cash and cash equivalents	5,661	7,350	3,077	1,512	397
Total assets	19,562	8,496	6,349	3,233	549
Short-term bank credits	3,398	68	10	10	1
Long-term debt	568	122	2,839	1	—

Shareholders’ equity	$4,005	$2,757	$1,882	$2,535	$252

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

An investment in the Company involves a high degree of risk. The following risk factors should be considered carefully in evaluating an investment in the Company. Since StoreAge is the Company’s most valuable asset, a number of the following risks relate to the Company’s investment in, and affiliation with, StoreAge.

We Depend on StoreAge’s Future Success For Continued Growth. We are highly dependent on the success of our StoreAge affiliate for future profits. We cannot assure you that StoreAge will prove commercially successful, or that our investment in StoreAge will be profitable. To date, StoreAge’s revenues have been very limited.

We have a History of Substantial Recurring Losses. We lost approximately $2.4 million during the year ended December 31, 2002, $3.5 million during the year ended December 31, 2001, $1.4 million during the year ended December 31, 2000, $4.8 million during the year ended December 31, 1999 and $14.4 million during the year ended December 31, 1998. Our ability to achieve profitable operations depends on, among other things, the successful marketing of storage technology products which we have only recently introduced into the market. However, we cannot assure you that we will become and stay profitable.

Since We Have a Minority Ownership Interest in StoreAge, Our Interest in StoreAge’s Profits and Our Ability to Direct Its Business Affairs Are Limited. Our interest in StoreAge was reduced following StoreAge’s private placement, completed in January 2001, to a 38.9% ownership interest (and may be further reduced). Cisco Systems, Inc., CDC Holdings Ltd., Morgan Keegan Entities, Genesis Partners, Koonras Technologies Ltd., The Challenge Fund and Ophir Tech Ltd. (together, the “Private Investors”), hold the remaining 61.1% ownership interest. Because we hold a diminished percentage interest in StoreAge, our shareholders also have a smaller indirect interest in StoreAge. In addition, future financing needs of StoreAge are likely to require additional private or public equity financing, thus further diluting our shareholding percentage. The significant ownership interest in StoreAge held by the Private Investors (which may be increased) and the rights granted to the Private Investors, including preferences in liquidation and receipt of dividends, registration rights and various negative covenants, will reduce the flexibility that we will have in the operation and any future disposition of StoreAge.

Our Future Capital Needs Could Adversely Affect Us if We are Unable to Raise Additional Capital. Given the business levels we presently expect, we believe that our existing cash on hand will be sufficient to meet our working capital requirements, including normal capital expenditures, until at least December 31, 2003, and that StoreAge’s existing cash on hand, including the net proceeds of its last private placement in January 2001, will be sufficient to meet its working capital requirements, including normal capital expenditures, for at least the next 12 months. However, continued losses could reduce StoreAge’s working capital and cash equivalents, which could adversely affect StoreAge’s and/or our future operations unless we secure additional financing. If financing is not available when required or is not available on acceptable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures; however, the dilution resulting from any additional equity financing to StoreAge will decrease the value of our holdings in StoreAge.

Competition From Other Companies That Have Greater Resources Than We Do Could Adversely Affect Us. The markets in which StoreAge’s technology products are being sold, especially the United States, are highly competitive. Most of our competitors have substantially greater financial, technical and marketing resources than we do.

Our Business Prospects May Suffer If StoreAge Is Unable To Keep Up With The Rapid Technological Developments In The Storage Industry. The market for StoreAge’s products is characterized by rapidly changing technology and evolving industry standards. The introduction of new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. StoreAge’s ability to anticipate such changes and to develop and introduce successfully new and enhanced products on a timely basis will be a very significant factor in its ability to grow and to remain competitive. StoreAge will need to make substantial expenditures (including commitments to pay royalties) for research, development and introduction of new products. If StoreAge is unable, for technological or other reasons, to develop products in response to changes in the industry, its business and our prospects will be materially and adversely affected. We cannot assure you that StoreAge will not encounter technical or other difficulties that could delay the introduction of new products in the future. If StoreAge is unable to introduce new products in response to changes in the industry, StoreAge’s business and the market price of our Ordinary Shares will be materially and adversely affected.

If There Are Changes in StoreAge’s Future Customers’ Requirements, Its Business May Suffer. The markets for computer and storage technology equipment are changing rapidly and often unpredictably. Changes in customer requirements and preferences, introduction or modification of new industry standards, or variations in the relative cost-effectiveness of different storage technology solutions could adversely affect its growth and future financial performance. If future customer requirements differ from those projected by StoreAge, its future product sales would be adversely affected.

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

The Delisting of Our Ordinary Shares from the Nasdaq SmallCap Market Could Decrease the Liquidity and Increase the Volatility of Our Ordinary Shares. Our Ordinary Shares were delisted from the Nasdaq SmallCap Market effective January 23, 2003 and currently trade in the over-the-counter market. We received a Nasdaq Staff Determination on November 4, 2002, indicating that the Company has failed to comply with either the minimum $2,000,000 net tangible assets or the minimum $2,500,000 stockholders’ equity requirements for continued listing set forth in Nasdaq Marketplace Rule 4310(c)(2)(B). In accordance with applicable Nasdaq Marketplace rules, the Company requested a hearing, which effectively stayed the delisting. However, after submission of materials in support of the Company’s position, Nasdaq decided to delist the Company’s Ordinary Shares from the Nasdaq SmallCap Market as of the open of business on January 23, 2003. The delisting of the Company’s Ordinary Shares from The Nasdaq SmallCap Market is likely to materially and adversely decrease the liquidity and market price of the Ordinary Shares, and may increase both volatility and the “spread” between bid and asked prices of the shares.

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

Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company. Based on our current and projected income, assets and activities, we believe that we are not currently a passive foreign investment company (“PFIC”). However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year. We would be a PFIC if either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. shareholders owning Ordinary Shares. Accordingly, U.S. shareholders are urged to consult their tax advisors regarding the application of such rules. Additionally, our U.S. shareholders should review “Item 10. Additional Information - Taxation - United States Federal Income Tax Consequences-Passive Foreign Investments Companies” for a more detailed description of the PFIC rules and how they may affect their ownership of our Ordinary Shares.

Since StoreAge Currently Has a Limited Number of Customers, Loss of Any One Customer in the Future as StoreAge Builds Its Customer Base Could Hurt Its Business. A material percentage of StoreAge’s revenues are derived from a limited number of customers. We do not anticipate that StoreAge generally will enter into long term contracts with its customers, and customers generally will have certain rights to extend or delay the shipment of their orders or cancel orders without penalty. Loss of one or more principal customers or a material decrease in orders could materially and adversely affect its business, financial position and results of operations.

StoreAge’s Proprietary Technology Enjoys Only Limited Protection; Third Party Claims of Infringement Could Harm StoreAge’s Business. StoreAge has limited patent protection for its products and has attempted to protect its proprietary software and other intellectual property rights through trade secrets, nondisclosure agreements and other measures. StoreAge has applied for several patents for its technology. We cannot assure you, however, that StoreAge will receive these patents and/or be able to protect its proprietary software and other intellectual property rights adequately or that competitors, all of whom have legitimate access to any non proprietary technical standards utilized by StoreAge, will not be able to develop similar technology independently. For example, a number of StoreAge’s competitors are producing or plan to produce products that incorporate Virtualization technology.

Third parties may from time to time notify StoreAge that it may be infringing patents owned by or proprietary rights of third parties, although no such claims are currently pending against StoreAge. If necessary, StoreAge may have to seek a license under any such patent or redesign or modify its products and processes in order to avoid infringement of such patents. There can be no assurance that such a license would be available on acceptable terms, if at all, or that StoreAge could so avoid infringement of such patents, in which case StoreAge’s business, financial position and results of operations could be materially and adversely affected.

There has been substantial litigation in the technology industry regarding intellectual property rights, and litigation may be necessary to protect StoreAge’s proprietary technology. It is also possible that StoreAge will increasingly have to litigate infringement claims with companies in the storage system market, as the number of competitive products and companies grow. Any such claims or litigation may be time consuming and costly, cause product shipment delays, require StoreAge to redesign or modify its products or require StoreAge to enter into royalty or licensing agreements, any of which could have a material adverse effect on StoreAge’s business, operating results or financial condition. Despite StoreAge’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of StoreAge’s products or to obtain and use information that StoreAge regards as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that StoreAge’s means of protecting its proprietary rights will be adequate or that StoreAge’s competitors will not independently develop similar technology or duplicate StoreAge’s products or design.

StoreAge’s Business Depends on a Limited Number of Key Personnel, the Loss of Whom Could Adversely Affect It. StoreAge’s continued success depends to a significant extent upon the performance of its senior executives. StoreAge does not maintain key-man life insurance policies covering any of its executives. The loss of one or more senior executives’ services would likely have a material adverse effect on StoreAge.

StoreAge’s and Our Quarterly Results May Fluctuate. Storage’s and our future quarterly results may vary significantly due to a combination of several factors, including fluctuations in research and development expenses and the absence of sales.

StoreAge Depends on a Limited Number of Key Suppliers of Key Components to Manufacture Its Products. StoreAge’s reliance on a limited number of suppliers for key components of its products, the absence of long term purchase agreements with those suppliers, the fact that StoreAge is likely to maintain only minimum inventory levels and the fact that there may be a significant market demand for those components involve several risks in addition to inadequate supply. These risks include potential price increases, selective supply allocations, late deliveries and poor component quality. We cannot assure you that StoreAge will not experience shortages of key components in the future or that StoreAge will not be subject to selective supply allocations and increased prices of components. Any shortage of key components and any delay or other difficulty in obtaining such components from other suppliers and integrating them into StoreAge’s products could materially and adversely affect StoreAge’s business, financial position and results of operations.

StoreAge Depends on Subcontractors to Manufacture its Products. StoreAge depends on subcontractors to manufacture its products. StoreAge’s future results of operations will be dependent in large part upon its ability to have products manufactured and delivered promptly upon the receipt of orders and to provide prompt and efficient service to its customers. As a result, any disruption of its day to day operations, or the day-to-day operations of its subcontractors, could have a material adverse effect upon StoreAge. StoreAge’s operations, including, research, marketing, customer service and distribution functions, are based in and managed from a single facility in Israel. It relies on the manufacturing facilities of subcontractors that may be based in and managed from a small number of facilities in Israel. A fire, flood, earthquake or other disaster or condition affecting these facilities could disable these functions. Any such damage to, or other condition interfering with the operation of, these facilities would have a material adverse effect on the business of StoreAge and its financial position and results of operations.

StoreAge is Subject to Warranty Claims for Defective Products. Products offered by StoreAge may contain defects in hardware, software or workmanship that remain undetected until after commercial shipment. Any loss or delay in customer or market acceptance attributable to such defects or any material replacement or repair expenses due to any such defects could have a material adverse effect on StoreAge’s business, financial position and results of operations.

StoreAge’s Planned International Expansion Will Expose It to New Risks. StoreAge intends to expand its operations internationally. These efforts will require significant management attention and financial resources. There can be no assurance that these efforts will be successful. Although sales are effected in U.S. dollars, international sales are subject to a number of risks, including longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, the burden of complying with a variety of foreign laws, potentially adverse tax consequences, currency fluctuations, the imposition of currency exchange or price controls, and political and economic instability abroad. If StoreAge increases its international sales, seasonal fluctuations may also affect to a greater extent StoreAge’s total revenues due to lower sales that typically occur during the summer months in Europe and other parts of the world.

Risk Factors Relating to Our Operations in Israel

Conducting Business in Israel Entails Special Risks. We are incorporated under the laws of, and our executive offices and research and development facilities, and those of StoreAge, are located in, the State of Israel. Although most of StoreAge’s sales are made to customers outside Israel, it is nonetheless directly affected by the political, economic and military conditions affecting Israel. Any of StoreAge’s manufacturing operations would be heavily dependent upon components imported from outside of Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations and that of StoreAge. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Since September 2000, Israelis and Palestinians have been engaged in violent conflict and the peace process between the parties has stagnated. Efforts to resolve the problem have failed to result in an agreeable solution. Since 2002 there has been a marked deterioration in the conflict, which culminated in several lethal suicide attacks in Israel and in response the Israeli Army called up a large number of reserve duty soldiers and has made incursions into most Palestinian-controlled cities and towns. The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and may have a material adverse effect on our business and that of StoreAge. Further deterioration of hostilities might require more widespread military reserve service by our and StoreAge’s employees that may have a material adverse effect on our business and that of StoreAge. In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on us and StoreAge.

Following the conclusion of the war in Iraq, the United States published a “road map” for peace between Israel and the Palestinians and a summit took place on June 4, 2003 in Jordan between President Bush, Prime Minister Sharon and the Palestinian Prime Minister Mahmoud Abas after which the leaders expressed their conviction to end the violence and to implement the “road map.” There can be no assurance that the “road map” will be implemented or that hostilities between Israel and the Palestinians will cease or be reduced.

Due to significant economic measures proposed by the Israeli Government, there have been several strikes and work stoppages during April and May 2003, which culminated in a three day general strike, including all banks, airports and ports, in May 2003. These strikes have had an adverse effect on the Israeli economy and on our ability to carry on our business undisturbed. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy, and us.

Most of Our Directors, Officers and Employees are Obligated to Perform Annual Military Reserve Duty in Israel and We Cannot Assess the Potential Impact of these Obligations on Our Business. Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us if there is any expansion or reduction of these obligations.

Anti takeover Provisions Could Negatively Impact Our Shareholders. Some of the provisions of Israeli law could:

•	discourage potential acquisition proposals;

•	delay or prevent a change in control over us; and

•	limit the price that investors might be willing to pay in the future for our ordinary shares.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Until early 1999, I.I.S. Intelligent Information Systems Limited (“IIS” or the “Company”) was engaged in the development, manufacture, marketing and service of data communication and intelligent peripheral products targeted at the International Business Machines (“IBM”) midrange, IBM mainframe and open systems computing environments. In late 1998, the Company implemented a restructuring plan (the “Restructuring”) which resulted in the disposition of most of the assets of the Company, substantial changes in the Company’s structure and a focus exclusively on storage area networking (“SAN”). For information regarding the Company’s products prior to completion (in early 1999) of the Restructuring, please refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1997.

In January 1999, StoreAge Networking Technologies Ltd., an Israeli company, (“StoreAge”) was organized as a wholly-owned subsidiary of IIS and commenced development and marketing of products based on its SAN Virtualization technology.

In January 1999, the Company divested itself of its 62.3% equity interest in NetWiz Ltd., an Israeli development-stage company (“NetWiz”). In the transaction, it transferred its entire interest in NetWiz to a non-affiliated third party and such non-affiliated third party assumed all liabilities associated with such interest. The divestiture required the Company to expend $945,000. Net gain realized as a result of the sale of NetWiz amounted to $616,000.

In February 1999, the Company disposed of its networking products and network integration services division, which was comprised of Adanet Communications, Ltd. (“Adanet”), an Israeli company which the Company acquired in June 1994, and I.I.S. Computer Maintenance and Services (1983) Limited (“I.I.S. Maintenance”), an Israeli company. The Company realized net proceeds of $1.506 million and net gain of $175,000 as a result of the sale of Adanet and I.I.S. Maintenance.

In March 1999, the Company sold most of the assets and the buyer assumed most of the liabilities of its Decision Data Division (“Decision Data”), which comprised all of the Company’s United States, United Kingdom and German operations. The Company realized net proceeds of $2.487 million and net gain of $205,000 as a result of the sale of Decision Data.

During November 2000, the Company acquired the assets of Eastek Embedded Systems (Meitav) Ltd. (“Eastek”), a private Israeli software company, to enhance its R&D capabilities in order to develop storage networking solutions for the SAN market with a focus on storage over IP applications.

In December 2000, the Company completed a private placement of $3 million in the issuance of convertible secured debentures and warrants to qualified investors. The net proceeds from the offering were used to fund the Company’s investment in StoreAge’s second round of financing.

On January 25, 2001, StoreAge completed its second round of financing, raising a total of $25 million from strategic and institutional investors in a private placement in two stages:

•	In December 2000, StoreAge issued 4,259,268 Preferred B shares for a total consideration of $14 million. The Company invested $4,220,000, which included the conversion of a $543,000 loan by the Company to StoreAge in 1999, in exchange of 1,283,866 Preferred B shares. Consequently, the Company’s equity interest in StoreAge was reduced to 49%. Thus, StoreAge’s operations were de-consolidated and the Company’s investment in StoreAge was accounted using the equity method of accounting.

•	In January 2001 StoreAge issued an additional 3,346,567 Preferred B shares for a total consideration of $11 million. The Company’s equity interest in StoreAge was further reduced to 38.9%

On March 31, 2003, the Company sold its iSCSI operations and related assets and liabilities on an “as-is” basis to Enargis Storage Solutions Ltd (“Enargis”), which is owned and controlled by Robi Hartman, our Chairman of the Board and Chief Executive Officer, and Danny Shavit, our previous Chief Technology Officer. Pursuant to the agreement, the Company received a 25% ownership interest in Enargis and the Company is entitled to commissions of 3% of certain revenues derived from existing customers or customers with which the Company had an existing relationship prior to the transaction (see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions).

IIS was incorporated in Israel in 1980. The executive offices of the Company are located at 33 Jabotinsky Street, Ramat Gan, Israel, its telephone number is (+972) 3-751-0007 and its facsimile number is (+972) 3-575-0595. The Company’s agent in the United States is Brown Raysman Millstein Felder & Steiner LLP located at 900 Third Avenue, New York, New York 10022.

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

With data growing at an exponential rate, it was inevitable that a logical method of data storage, retrieval and management be developed, thus the formation of storage area networks (“SANs”). A SAN configuration is typically based on a “fabric” of fibre channel cables, switches and hubs that provide the connectivity necessary to establish data patterns between a heterogeneous set of servers and storage devices on a many-to-many basis. This storage network helps companies gain a competitive edge by assisting them in the management of storage and the retrieval of the explosive growth of stored digital data. SAN provides users with the ability to quickly share information assets, regardless of their location, in any desired format. SAN technology enables the user to connect multiple hosts to multiple storage systems using a hub or a switch, making all storage systems accessible to all or specified servers.

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

StoreAge’s goal is to be a leader in the storage networking industry. Its personnel has extensive experience in the design and implementation of leading edge technologies. Its mission includes the development and deployment of products and services in areas such as (i) Virtualization of storage networks for Open Systems (including Windows 2000, NT, Linux and UNIX), (ii) storage networking middleware (distributed RAID, volume management), (iii) storage management software, and (iv) storage related applications including disaster recovery and backup solutions, such as snapshot, remote mirroring and others. The innovative approach to enterprise storage systems proposed by StoreAge has attracted interest from original equipment manufacturers (“OEMs”), including those whose range of options do not include similar solutions. Therefore, StoreAge is employing an OEM, Value Added Resellers (“VAR”) and systems integrator market strategy, as opposed to a direct market strategy targeted at end users.

StoreAge seeks to make strategic alliances with major corporations that have developed customer bases, such as computing platforms manufacturers, networking platforms manufacturers and possibly storage systems manufacturers. Such strategic alliances and business cooperation may benefit StoreAge by providing it with promising distribution avenues, while introducing these partners to StoreAge’s advanced technology and products.

Products and Systems

StoreAge’s family of products include the Storage Virtualization Manager (“SVM™”). StoreAge has developed the SVM™ as a SAN storage management solution. The SVM™ is a storage area network appliance that works with StoreAge’s proprietary software through the creation and allocation of virtual volumes (“virtualization”) to provide overall virtual volume management in a heterogeneous SAN environment. The SVM™ features physical device monitoring, volume definitions and virtual storage allocations for all servers and storage connected to the Fibre Channel loop or fabric. It provides a common graphical user interface (“GUI”) through which storage is virtualized and selectively presented to users in a flexible way. Unlike other competing management solutions, the SVM™ does not impose any performance degradation on the I/O traffic on a SAN.

The SVM™ serves as a platform for disaster and recovery and backup storage applications, such as remote mirroring and snapshot, and is a key enabler for functions such as serverless, LAN-free backup,

shared file systems and multi-node clusters among other services that require a uniform overall view of and multiple access to all storage resources of the enterprise (“Storage Applications”).

The SVM™ enables the flexibility of a centrally managed highly scalable SAN without incurring degradation of performance or high cost of hardware. The SVM™ appliance can be a small and inexpensive unit since it does not have to conduct the actual data transfer. In the SVM™ based solution all storage is handled uniformly, independent of the type of storage subsystem or operating systems. Virtual volumes can be created, expanded, deleted, moved from server to server and assigned to multiple servers.

An important aspect of the SVM™ is that Storage Applications, in addition to human administrators (via the management GUI), can request volume allocations from the SVM™ appliance, giving a SAN new capabilities for improved data management. Applications such as Snapshot and others can create, expand and delete their own volumes, communicating directly with the SVM™.

The SVM™ delivers the following key functions critical for SAN management:

•	SAN manageability: A central point for managing entire SAN resources via a Web-enabled intuitive GUI effected through any standard browser and the ability to administer multiple RAID subsystems as if it was one large system (RAID pooling).

•	SAN Scalability: Unlimited SAN growth from a number of servers, storage capacity, I/O performance or bandwidth viewpoint.

•	SAN Security: Selective presentation of volumes to users with a fabric zoning control, which protects data from access via unauthorized path.

•	High Availability: Complete redundancy is supported. Modifications to the system are done on the fly without system re-boot. SAN bottlenecks are avoided due to multiple paths with load balancing and automatic failover.

•	Interoperability and Sharing: Volume masking enables sharing of storage among servers with different OS and FS. Volumes can be seen by more than one host, creating an ideal platform for shared file systems and clusters. Volumes can be moved from host to host (without copying).

•	Performance Enhancement: Striping across RAID subsystems for increased performance. Performance statistics help to facilitate removal of SAN bottlenecks.

SVM™ provides a central management point for storage virtualization while the data is directly transferred between the host computer and storage devices. This architecture meets all key requirements from a good virtualization scheme and in particular the total independence of the virtual storage from both the servers and the storage subsystems, thus creating true heterogeneous SANs. SVM™ provides significant scalability, performance, reliability and price advantages over alternative architectures. The SVM offers a particular advantage for high scale SAN installations (large number of servers) and demanding environments such as video and television related applications due to its extremely large number of devices supported and off the data path architecture.

In June 2001, the Company launched the iSCSI SWAT (“iSWAT”™) software, an advanced suite of applications for enhanced development, testing and conformance of storage solutions based on the Internet Small Computer Systems Interface (“iSCSI”) communication protocol specification for the SAN. iSCSI is a new protocol that is expected to eventually replace the “Fibre Channel” protocol currently being used for SAN. The advantage of the iSCSI is that it works with standard Ethernet (Fast and Gigabit Ethernet), the existing enterprise networking infrastructure built over many years for a Local Area Network (“LAN”). iSCSI enables the implementation of cost-effective and high-performance storage solutions designed for the SAN over regular Ethernet offering management and transfer of storage data without sacrificing ease of access. The iSWAT is designed for developers and vendors of iSCSI products. It leverages iSCSI development and creates a single test environment that incorporates all professional features and functionality required for error injection, validation and conformance testing. It emulates iSCSI environment components and traffic to simplify and shorten development and Quality Assurance (“QA”) processes. In November 2002, the Company ceased its iSCSI operations and issued dismissal letters to nine employees, including the Company’s Chief Technology Officer, Danny Shavit. The Company recorded one time charges of $186,000 for the impairment of goodwill and another $60,000 related to the cessation of the iSCSI operations.

Sales and Marketing

StoreAge’s objective is to become the leading provider of SAN Storage Management software solutions offering high availability and increased protection of data over distributed networks. In order to achieve this objective, StoreAge is pursuing the following strategies:

•	Accelerate sales through strategic partnerships with OEM suppliers.

•	Develop a reseller distribution channel.

•	Accelerate the build-up of its U.S. operation.

StoreAge targets its products to industry leaders in the following areas:

•	Server Suppliers. These companies design, make and sell the computers that are shared on a network. Traditionally they are also the largest suppliers of storage used by these servers. Some of the largest companies in this area include Compaq Computer Corp., Dell Computer Corp., Hewlett-Packard Company, IBM Corp. and Sun Microsystems, Inc.

•	Storage System Suppliers. Storage systems suppliers make products such as disk and tape drives and cartridge libraries. Some of the biggest enterprises in this space include EMC Corporation and Storage Technology Corp.

•	Systems Integrators. Systems integrators custom-design data storage systems for organizations. These companies include Electronic Data Systems Corporation (EDS) and Datalink Corp.

•	Suppliers of Computer-Based Products with High Storage Content.

•	Storage Service Providers. These companies provide outsourced data storage services to organizations. The main companies include StorageNetworks, Inc. and Storability, Inc.

StoreAge has traditionally marketed its products through one-on-one presentations to potential OEM partners, as well as through appearances at industry conferences/trade shows. In addition, StoreAge also promotes its products through frequent press releases covering its developments and technological breakthroughs and through StoreAge’s web site located at www.store-age.com.

StoreAge’s major markets are in the United States. In particular, most of the potential OEM partners are U.S. based companies with only a small number in Europe and the Far East. StoreAge opened its first U.S. office in Scottsdale, Arizona, in May 2000. The office re-located to Irvine,

California in early 2002. In addition to the Irvine sales and technical support headquarters, StoreAge has also hired local U.S. salespeople on the East Coast. Additionally, certain members of senior management participate in sales and marketing.

Product Research and Development

StoreAge has a continuing program of product research and development that is exclusively directed at developing new data storage products for open systems environments. StoreAge’s research and development staff works closely with its marketing and field personnel in an effort to determine emerging user needs and continually reviews and evaluates technological changes affecting its markets.

In past years, a significant portion of the Company’s and StoreAge’s research and development expenses have been financed by grants from the office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “Chief Scientist”), which typically provides grants up to 50% of the expenditures connected with a project which it approves, in return for royalties at the rate of 3% to 5% of sales of products developed with funds provided, up to a dollar-linked amount equal to the grant received bearing interest of LIBOR in respect of the particular project. The terms of these grants prohibit the manufacture of products developed outside of Israel and the transfer of the technology developed through projects funded by these grants to any person or entity without the prior consent of the Research Committee of the Chief Scientist. There can be no assurance that such consent, if requested, will be granted. Such restrictions do not apply to exports of the Company’s or StoreAge’s products developed with the assistance of the Chief Scientist. During 2001 and 2002, neither the Company nor StoreAge applied for grants from the Chief Scientist due to the restrictions described above and certain other restrictions on the sale of technology under the terms of the grants; however, during 2003, StoreAge applied for grants from the Chief Scientist. The Chief Scientist has approved StoreAge’s research and development plan and will participate in the amount of $660,000. The elimination of such grants requires additional expenditures by the Company and, accordingly, will result in increased net research and development expenses in the future.

The following table shows the net research and development expenditures of the Company and participation in such expenditures by the Chief Scientist since 2000:

	Year Ended December 31,
	2000	2001	2002
	(in thousands)
Company-funded research and development expenditures	$925	$479	$548
Royalty bearing grants	$403	$0	$0

Total outlay for research and development	$1,328	$479	$548

In 2000, 2001 and 2002 the Company incurred royalty expenses of approximately $15,000, $0 and $0, respectively, for payment to the Chief Scientist. These amounts were included in cost of sales expenses for such periods. The Company’s net research and development expenses exceeded total revenues by $829,000 and $145,000 for the years ended December 31, 2000 and December 31, 2001, respectively and $341,000 for 2002.

As of December 31, 2002, StoreAge had a research and development staff of 36 employees. All such employees are engineers and technicians engaged in applied research, development of new products and enhancement of existing products. The Company’s research and development staff of 9 employees were all laid-off during November 2002.

Despite the Company’s commitment to product research and development, there can be no assurance that any of the Company’s development efforts will result in commercially successful products, that such products will be released in a timely manner or that the Company will be able to respond effectively to technological changes or new product announcements by others.

Customer Service and Support

In conjunction with implementing an OEM strategy, StoreAge has chosen not to invest a significant part of its resources in building direct customer service and support, but instead has chosen to invest in making strategic alliances with major corporations that have developed customer service and support. StoreAge expects to indirectly provide the same level of support as many of its competitors through these alliances. Therefore, service revenues are not expected to comprise a significant portion of StoreAge’s revenues. StoreAge’s office in California is providing the first line of support to its OEM customers and system integrators.

Manufacturing

StoreAge expects that some of its customers will prefer to license its designs and have the modules produced by their own sources, and, in such cases, it is not expected that StoreAge will be directly involved in the production or assembly of hardware modules, unless its OEM customers require it.

To the extent necessary, StoreAge expects to implement its production through authorized sub contractors. By relying on other companies to supply certain key components of its products that are available only from limited sources in the quantities and quality demanded by StoreAge, the company runs the risk that there may be a shortage in certain products it obtains from these outside vendors. For example, some of StoreAge’s hardware modules are built based on components which may not be available in great quantities in the market, and may have only a single source, such as Intel and Q Logic. While these sources are major, and generally reliable companies, the fact that there is a single source for some of the components may result in potential supply problems.

Competition

StoreAge believes it is the first company that has completed the development of an Asymmetric (off-the-data-path) SAN volume (virtualization) management appliance. Compaq Computer Corporation (which recently merged into Hewlett-Packard Company), EMC Corporation and Veritas Software are developing products with an architecture which is based on similar concepts, however this was a technology announcement only and no products have been formally launched.

StoreAge’s primary competition currently is from companies that offer Symmetric storage virtualization (in-the-data-path). Included in this category are DataCore Software Corporation, FalconStor, StorageApps Inc. (recently acquired by Hewlett-Packard Company) and Vicom Systems, Inc. Veritas Software has also announced its intention to release such a software product. StoreAge believes that its off-the-data-path Virtualization technology is far superior to the alternative architecture. StoreAge believes that its system architecture provides it with competitive advantages over its competitors because of user benefits, such as incremental growth capability, scalability, availability and performance, and

OEM benefits, such as cost effective solutions and time to market advantage. However, even with these competitive advantages, there can be no assurance that StoreAge will be able to compete successfully or that competition will not have a material adverse effect on its results of operations.

In addition, there are a number of companies whose product offerings fall within the bounds of the storage management software market. These companies include major players in the data storage industry, such as Computer Associates International, Inc., EMC Corporation, Hewlett-Packard Company, IBM Corp., Legato Systems, Inc. and Veritas Software. Nevertheless, these companies’ storage management applications relate primarily to data backup and replication, disaster recovery and load balancing rather than SAN virtualization and management and, therefore, do not compete directly with StoreAge’s solutions, for the most part.

Some of StoreAge’s potential customers may become its competitors in the storage management software market. These companies may dedicate or acquire greater resources in the future geared toward providing storage management solutions that compete directly with StoreAge’s products. Such actions could preclude any future relationship between StoreAge and these customers.

StoreAge also expects that competition will increase as a result of growth in the SAN industry and the resulting increase in demand for SAN management solutions. Current and potential competitors may also establish cooperative relationships among themselves or with third parties, including StoreAge’s potential OEM partners, in order to increase the ability of their products to address the needs of prospective customers and end-users. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

See Note 13 to the Company’s Consolidated Financial Statements for information regarding the geographic distribution of the Company’s revenues since 2000. Substantially all revenues were generated by assets and operations which have subsequently been disposed of in the Restructuring.

Proprietary Technology and Intellectual Property

Other than the sale of its iSCSI operations to Enargis (see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions), the Company has not entered into any agreements with third parties whereby it has sold substantially all of its existing rights to technology. However, the Company does contemplate licensing as a means of exploiting its technology as part of its business.

The Company and StoreAge rely on a combination of trade secret, patent and trademark law, together with non disclosure agreements and technical measures, to establish and protect proprietary rights in their products. StoreAge has filed several patents for its technology and plans to apply for patent protection on more of its inventions in the future. Currently, StoreAge has very limited patent protection and has registered only certain of its trademarks. It may be possible for unauthorized third parties (including competitors) to copy aspects of StoreAge’s products, whether or not in violation of StoreAge’s rights. However, the Company believes that, because of the rapid pace of technological change in the networking and data communications and computer industries, legal protection for its products is less significant to its prospects than the knowledge, ability and expertise of its management and technical personnel to rapidly develop and produce new products and product enhancements.

The Company and StoreAge do not believe that their products, trademarks or other proprietary rights infringe upon the proprietary rights of any third parties. However, there can be no assurance that one or more third parties will not make a contrary assertion. The cost of responding to any such assertion may be material, whether or not the assertion is validated.

C. Organizational Structure.

The Company has one wholly-owned Israeli subsidiary, IIS Manufacturing Ltd., which is currently inactive.

In January 1999, StoreAge, an Israeli company, was organized as our wholly-owned subsidiary and commenced development and marketing of products based on Storage Area Network (“SAN”) Virtualization technology. We currently hold 38.9% of the outstanding shares of StoreAge.

In March 2003, we sold our iSCSI operations to Enargis, and as a result, we currently hold 25% of the outstanding shares of Enargis (see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions).

D. Property, Plants and Equipment.

Our executive offices are currently located at 33 Jabotinsky Street, Ramat Gan, Israel, where we lease premises of 60 square meters and conduct all of our business activities. As of December 31, 2002, our annual rent was approximately $43,000, with total annual additional occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $24,000 (for premises of 170 square meters). However, as of April 1, 2003, in connection with the sale of our iSCSI operations to Enargis (see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions), we reduced our leased premises by 65%, resulting in a reduction of our annual rent and additional occupancy costs to approximately $15,050 and $8,400, respectively.

StoreAge conducts all of its activities, including their corporate administration, research and development and testing laboratory activity from a 9,400 square foot rented facility located in Nesher, Israel. The annual rent for this space is approximately $132,500, with total annual occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $39,000 (excluding parking costs of $20,340). StoreAge also leases space of 8,700 square feet for its sales and marketing office located in Irvine, California. The annual rent for this space is approximately $118,000, with total annual occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $38,600.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

Some of the information in this section contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “expect”, “anticipate”, “believe”, “seek”, “estimate” and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward-looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements. See “Risk Factors” for more information.

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

Intangible Assets and Goodwill

During November 2000, the Company acquired all the activities, assets and rights, and assumed certain obligations of Eastek. The excess cost over the fair value of net assets acquired was allocated to the assembled work force which was amortized on a straight-line basis over a three-year period. Through December 2001, the work force intangible asset was stated at cost, net of accumulated amortization. Amortization was calculated by the straight-line method over the estimated useful life (three years).

On January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) and assigned the outstanding balance of workforce to goodwill.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to the Company’s reporting unit was tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using management projections and estimates.

During 2002, the Company performed the required impairment tests of goodwill’s fair value. Based on management assessment at December 31, 2002 the entire goodwill was impaired and was written off.

Legal Contingencies

As discussed in Note 9 to the Company’s Consolidated Financial Statements included herewith, the Company is involved in certain legal proceedings. As of December 31, 2002, management has accrued its estimates of the probable costs for the resolution of these claims. Management arrived at this estimate after consultation with outside counsel handling the Company’s defense in these matters and is based upon an analysis of potential outcomes. Management does not believe these proceedings will have a material adverse effect on the Company’s consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company’s assumptions and estimates related to these proceedings or the outcome of these proceedings.

Investment in StoreAge

The Company currently holds a 38.9% interest in StoreAge. In order to determine whether its investment in StoreAge has experienced a decline in value (other than a temporary decline) and therefore requires an impairment charge, management evaluates its investment based on its estimates, judgments and understanding of the economic environment in which StoreAge operates. During 2002, the Company discontinued applying the equity method when its investment in StoreAge was reduced to zero. The Company has not guaranteed StoreAge’s obligations nor otherwise committed to provide further financial support to StoreAge.

Deferred Taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

A. Operating Results.

General

The Company currently holds a 38.9% equity interest in StoreAge. Since December 2000, the operations of the Company and StoreAge are no longer reported on a consolidated basis and the Company’s investment in StoreAge is accounted for using the equity method. Accordingly, this change in reporting practice should be taken into account when reviewing the comparison of the results of operations of the Company for the fiscal years ended December 31, 2001 and 2002 to the consolidated results of operations of the Company and StoreAge for 2000 set forth below.

I.I.S. Intelligent Information Systems Limited is an Israeli company which designed, developed and provided enterprise storage solutions for the Internet Small Computer Systems Interface (“iSCSI”). The Company’s products were customized software implementation projects for the development and integration of iSCSI interface into existing storage devices and a family of comprehensive IP storage testing tools for iSCSI protocol analysis of storage area networking devices. In December 2002, the Company ceased its iSCSI operations.

The functional currency of the Company and its subsidiaries is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. The majority of the Company’s operations are currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels (“NIS”); however, most of the expenses are denominated and determined in U.S. dollars. Financing and investing activities including loans, equity transactions and cash investments, are made in U.S. dollars. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States (“FASB”) “Foreign Currency Translation”.

Results of Operations

Years Ended December 31, 2002, 2001 and 2000

In 2002, total revenues decreased by $127,000 or 38% to $207,000 compared to $334,000 in 2001, and in 2001 total revenues increased by $238,000 or 348% from $96,000 in 2000. The decrease in 2002 was mainly as a result of the end of the research and development services project with StoreAge, a reduction in demand from the blind and impaired vision market in Israel (which the Company withdrew from in 2002) and the slow entry of the Company’s iSWAT testing tool into the market. The increase in 2001 was mainly as a result of research and development services paid by StoreAge.

Revenues from sales and services to unaffiliated customers outside of Israel represented approximately 26% of revenues in 2002 and 5.7% of revenues in 2001 compared to 58.3% of revenues in 2000. See Note 13 to the Company’s Consolidated Financial Statements for additional information regarding the geographic distribution of the Company’s revenues since 2000. The expanded ratio of revenues from unaffiliated customers outside Israel in 2002 is because of the reduced revenues derived from StoreAge in 2002 and the amount of such sales.

Gross profit as a percentage of total revenues was approximately 57.0% in 2002 compared to 45.2% in 2001 and 71.9% in 2000. The increase in 2002 was primarily due to a reduction in cost of revenues from related parties. The decrease in 2001 was primarily due to less profitable research and development services fees from a related party (StoreAge).

Total outlays for research and development increased to approximately $548,000 in 2002 from approximately $479,000 in 2001 and decreased from approximately $925,000 in 2000. The net cost to the Company of such outlays was $548,000 in 2002 compared with $479,000 in 2001 and approximately $925,000 in 2000. The increase in total outlays for research and development in 2002 is primarily a result of a reduction in income from StoreAge and the Company’s efforts to bring an off-the-shelf product to be used by new entrants into the iSCSI space, thus saving time and money that would have been spent in their research and development investment to bring their product into the market.

Selling and marketing expenses increased to approximately $49,000 (23.7% of revenues) in 2002 from $21,000 (6.3% of revenues) in 2001 and decreased from approximately $639,000 in 2000. The increase in selling and marketing expenses in 2002 was primarily related to the employment of a business development director (until July 31, 2002). General and administrative expenses decreased to approximately $761,000 in 2002 from $888,000 in 2001 and approximately $899,000 in 2000. The decrease in general and administrative expenses in 2002 was primarily related to the dismissal of one salesperson.

In 2002, in accordance with SFAS No.142, the Company determined that its entire goodwill was impaired and incurred a write-off of $186 ,000.

The Company incurred non-recurring income of $122,000 in 2002, primarily as the result of the reversal of a $216,000 charge accrued in connection with settlement of a lawsuit against the Company. See Note 14(d) to the Company’s Consolidated Financial Statements for more information.

During 1999, the Company recorded a provision for an estimated obligation to pay sales taxes in the U.S. in a total amount of $330,000. In late 2001, the Company reached a compromise settlement with the tax authorities in the U.S. according to which the obligation was reduced to $140,000. As a result, the Company recorded non recurring income in the amount of $10,000 and $180,000 during 2002 and 2001, respectively.

The Company allocated $60,000 of research and development expenses incurred in 2003 to its 2002 financial statements due to the fact that, even though the Company ceased all research and development activity in November 2002 and dismissed its research and development staff, the Company was required by contractual obligation (in one case) and Israeli law (in the two other cases) to keep these three employees employed into 2003 (March 17, 2003, and January 21, 2003 and February 23, 2003, respectively).

In 2002, the Company recorded an operating loss of approximately $1.12 million compared with $1.06 million in 2001 and an operating loss of $2.39 million in 2000. The 2002 and 2001 operating losses reflect the increased investment in iSCSI research and development and difficulty in generating revenues in the iSCSI field.

There were no taxes on income in 2002, 2001 or 2000. See “Effective Corporate Tax Rate”.

As a result of the foregoing factors, the Company recorded a net loss of approximately $2.37 million, $3.48 million and $1.39 million in 2002, 2001 and 2000, respectively.

The Company does not expect to be profitable in the foreseeable future.

Impact of Inflation and Exchange Rates

The dollar cost of the Company’s operations in Israel is related to the extent to which the rate of inflation in Israel is offset by the devaluation of Israeli currency in relation to the dollar without significant timing delays. The Company’s dollar costs in Israel will increase if devaluation fails to keep pace with the rate of inflation. Conversely, those costs will decrease if the rate at which Israeli currency devalues against the dollar exceeds the rate of inflation in Israel on a relatively even basis.

Periodically, dependent upon inflation and other considerations, both fiscal and monetary, the Bank of Israel resets the target (middle of the range) exchange rate of the NIS in relation to a weighted basket of foreign currencies of Israel’s major trading partners and allows the actual exchange rate to float within a range determined by the Bank of Israel. During 2000, 2001 and 2002, the NIS was devalued (appreciated) approximately (5.5%), 7.02% and 13.02%, respectively, against the currency basket, and approximately (2.7%), 9.28% and 7.27%, respectively, against the U.S. dollar. Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

The relationship between the Company’s assets and liabilities in Israeli currency and whether they are linked to a foreign currency or price index also affects the Company’s financial results. In the past IIS has managed its exposure in Israeli currency so that unlinked liabilities generally exceeded unlinked monetary assets in Israeli currency. The Company cannot predict whether it will be able to continue to manage its assets and liabilities in this manner in the future.

Effective Corporate Tax Rate

The income tax obligations of IIS in Israel are based upon earnings determined for Israeli statutory purposes and not as determined from the amounts reported in dollars. Therefore, the provision for income taxes included in the financial statements does not directly relate to income shown on those statements.

In the past, certain of our Israeli operations have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (an “Approved Enterprise”). Consequently, part of its Israeli activities were subject to taxation at reduced rates and were permitted special deductions in computing taxable income. Income arising from an Approved Enterprise may be subject to a reduced company tax at the rate of 25% (rather than the regular company tax rate of 36% in 2002), or may be exempt from company tax for a period of time, depending on the election made by the enterprise. Since the Company’s Israeli operations were operating under more than one Approved Enterprise designation and since part of its taxable income is not entitled to tax benefits and is taxed at regular rates, its past effective tax rate was the result of a weighted combination of the various applicable rates or tax exemptions. Since none of our operations currently have “Approved Enterprise” status, our effective company tax rate (on revenues) is 36%.

Net loss carry forwards of the Company totaled approximately $35,954,000 as of December 31, 2002 and are unlimited in time. See Note 11 to the Company’s Consolidated Financial Statements.

Quarterly Results

The Company’s operating results in the near future may vary significantly from quarter to quarter, in part because of the substantial changes in the Company’s structure and a focus on SAN channel technology. The Company’s operating results for any particular quarter are not necessarily indicative of any future results. The nature of the Company’s industry and business has changed, and the accelerated and unpredictable pace of new product introduction and market trends, which is expected to continue, limits management’s ability to accurately forecast short-term results of operations. Furthermore, there can be no assurance that the Company will return to profitability in 2003 or thereafter.

Governmental, Economic, Fiscal, Monetary or Political Factors

Our principal offices and our principal facilities, and those of StoreAge, are located in Israel, and each of us is directly affected by the political, economic and military conditions to which that country is subject. Any of StoreAge’s manufacturing operations would be heavily dependent upon components imported from outside of Israel. A substantial majority of StoreAge’s future sales, if any, will be made outside of Israel. Accordingly, our operations and those of StoreAge could be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners were interrupted or curtailed. In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on us and StoreAge.

Political Conditions

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Since September 2000 there has been a significant deterioration in the relationship between Israel and the Palestinian Authority, and as a result of riots in Gaza and the West Bank and ongoing terrorist attacks inside Israel, the peace process between the parties has stagnated. Efforts to resolve the problem have failed to result in an agreeable solution. Since 2002 there has been a marked deterioration in the conflict, with ongoing lethal suicide attacks in Israel and in response the Israeli Army has called up a large number of reserve duty soldiers and has made incursions into most Palestinian-controlled cities and towns. The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and may have a material adverse effect on our business and us.

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

All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees and those of StoreAge are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of such obligations.

Economic Conditions

Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents may deal in foreign currency and non-residents of Israel may purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions on remittances of dividends on ordinary shares or the proceeds from the sale of shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. In addition, Israeli residents are required to file reports pertaining to specific types of actions or transactions.

As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001, 2002, and the first five months of 2003 the Israeli rate of economic growth has deteriorated. The NIS was devalued against the dollar and the Euro during 2001 and 2002 but this devaluation has been reversed to a certain extent in recent months. Due to significant economic measures, including significant budgetary cuts and changes with respect to employee pension plans, proposed by the Israeli Government, there have been several strikes and work stoppages during April and May 2003, which culminated in a three-day general strike, including all banks, airports and ports, in May 2003. These strikes had an adverse effect on the Israeli economy and on our ability to carry on our business undisturbed. Following the enactment by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions threatened further strikes or work-stoppages, which may have a material adverse effect on the Israeli economy and our company. However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain.

In addition, certain credit agencies such as Standard & Poor’s have announced that they are reviewing the credit rating of Israel. Should such agencies resolve to decrease Israel’s credit rating, the ability of the Israeli government to generate foreign financial and economic assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain the current credit rating of Israel. Economic decline as well as price and exchange rate instability may have a material adverse effect on us and on StoreAge.

B. Liquidity and Capital Resources.

In late 1999, StoreAge completed a private placement of 707,558 convertible preferred shares to outside investors for a total net consideration of approximately $3.12 million. Accordingly, the Company’s equity interest in StoreAge was reduced to 58.56%. The excess received by StoreAge from the issuance of convertible preferred shares to outside investors, over the amount invested by the Company, amounting to approximately $2.24 million, was recorded as a quasi-equity item, preferred shares of subsidiary.

During November 2000, the Company acquired the assets of Eastek to enhance its R&D capabilities in order to develop synergetic software solutions for the SAN market. The acquisition was completed through the issuance of 80,000 shares to Eastek and 100,000 shares to its founder, Danny Shavit.

In December 2000, StoreAge issued 4,259,268 Preferred B shares for a total consideration of $14 million. The Company invested $4,220,000, which included the conversion of a $543,000 loan by the Company to StoreAge in 1999, in exchange of 1,283,866 Preferred B shares. Consequently, the Company’s equity interest in StoreAge was reduced to 49%. Thus, StoreAge’s operations were de-consolidated and the Company’s investment in StoreAge was accounted using the equity method of accounting.

In January 2001, as part of the aforementioned financing round, StoreAge issued an additional 3,346,567 Preferred B shares for a total consideration of $11 million. The Company’s equity interest in StoreAge was further reduced to 38.9% and no gain or loss from reduction of holdings was recorded .

In order to maintain its Nasdaq SmallCap Market listing during the 2002 fiscal year, the Company entered into an agreement dated as of December 5, 2001 to amend the Securities Purchase Agreement with the holders of its convertible secured debentures and warrants (the “Purchasers”) to exchange such securities for the Company’s Ordinary Shares and cash. Under the terms of the agreement, the Purchasers converted part of the debentures, the warrants and the floating charge registered on the Company’s assets were cancelled and the Company repaid the Purchasers the principal amount of the debentures which was not converted, plus interest accrued up to the date of the agreement. As a result of the completion of the transaction in December 2001, the Company had, at that time, sufficient shareholders’ equity and net tangible assets to meet the requirements for continued inclusion on the Nasdaq SmallCap Market. However, the Company was subsequently delisted from the Nasdaq SmallCap Market effective January 23, 2003, for failure to continue to meet these requirements.

Under the terms of the transaction, the Purchasers converted $2,426,576.40 principal amount of the debentures into an aggregate of 1,797,464 of the Company’s Ordinary Shares, received a cash payment of $573,423.60 and relinquished all of the warrants. The warrants and the remaining debentures were cancelled. The transaction represented an implied exchange value of at least $1.35 per Ordinary Share based solely on the debt amounts extinguished, without giving any effect to the cancelled warrants, and represented a substantial premium over the market price of the Company’s Ordinary Shares at the time the agreements in principle with the Purchasers were reached.

The Company had cash and cash equivalents of approximately $397,000 at December 31, 2002, $1.12 million at December 31, 2001 and $3.08 million at December 31, 2000. The ratio of current assets to current liabilities was 1.68:1.00 at December 31, 2002, 2.52:1.00 at December 31, 2001 and 2.42:1.00 at December 31, 2000. The decrease in the current ratio in 2002 is mainly a result of a reduction in the amount of accounts receivable and a reduction in cash due to operating activities. The increase in the current ratio in 2001 was primarily due to elimination of certain liabilities, including $180,000 with respect to sales tax in the United States that the Company recorded as non-recurring income. For a discussion of the primary currency in which the operations of the Company are conducted see Item 5.A., “Operating Results,” above.

In 2002, the Company recorded a net negative cash flow from operations of approximately $(1.10) million and in 2001, the Company recorded a net negative cash flow from operations of approximately $(1.68) million, compared with a net negative cash flow from operations of approximately $(2.04) million in 2000. Net cash flow from operations in 2000, 2001 and 2002 was adversely affected by the operating losses during those years.

The Company anticipates that its existing cash on hand, will be sufficient, at the business levels presently projected, to meet its working capital requirements, including normal capital expenditures, until at least December 31, 2003. However, continued losses from operations may reduce the Company’s working capital and cash equivalents to a level which could adversely affect the Company’s future operations.

StoreAge has been granted an “approved enterprise” status under the Israeli law and has elected to enjoy the “alternative system of benefits”—waiver of grants in return to tax exemption. Income derived from approved enterprises is tax exempt for a period of two years out of a 7-year period of benefits (based on the percentage of foreign ownership in each taxable year). Income derived during the remaining five years of benefits is entitled to reduction in tax rates. The period of benefits commences with the first year in which StoreAge has realized a taxable income. The period of benefits relating to the approved enterprise will expire in the years 2012 through 2014.

The entitlement to the above benefits is conditional upon StoreAge’s fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and StoreAge may be required to refund the amount of the benefits, in whole or in part, including interest.

If the tax-exempt income attributable to the approved enterprise is distributed in a manner other than in the complete liquidation of StoreAge, it would be taxed at the corporate tax rate applicable to such profits as if StoreAge had not chosen the alternative system of benefits (currently—25%).

Income not eligible for “approval enterprise” benefits as mentioned above is taxed at the regular rate of 36%.

The Company does not control StoreAge and consequently has no ability to receive loans or advances from StoreAge. In the event that StoreAge is liquidated or becomes bankrupt, (i) the holders of the Series B preferred shares (including the Company) are entitled to receive (prior to any distribution to any other holders of StoreAge’s securities) an amount equal to their original investment plus 8% per annum, compounded annually, and (ii) the holders of the Series A preferred shares (including the Company) are entitled to receive (prior to any distribution to the holders of StoreAge’s Ordinary Shares) an amount equal to their original investment.

C. Research and Development, Patents and Licenses, etc.

See the information in “Item 4. Information on the Company—B. Business Overview—Product Research and Development”.

D. Trend Information.

StoreAge is a start-up company that has only recently begun to sell its products and the Company is in the earliest stages of establishing its own research & development unit, specializing in storage technology. As a result of this limited history, there are no trends yet known to the Company that are likely to have a material effect on the Company’s revenues, income from continuing operations, profitability, liquidity or capital resources. For additional information please see the “Risk Factors” listed in Item 3 above.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

The Company’s executive officers and directors as of June 10, 2003 were as follows:

Name	Age	Position with the Company
Robi Hartman	42	Chairman of the Board, Director, Chief Executive Officer and Acting Chief Financial Officer
Aharon Jacobowitz*	53	Director
Yael Ilan	53	Director
Jonathan Nativ*	55	External Director

*	Member of the Audit Committee and Compensation Committee

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

Dr. Yael Ilan has been a director of the Company since November 1997. She is the President of Yedatel Ltd., an economic consulting company, and is a director of CI Systems Ltd. Until October 2001, Dr. Ilan served as the Chief Executive Officer of Optichrom Ltd., an optical components private company. Until 1998, she was a director of Bezeq—Israel’s Telecommunication Company in which she was also a member of the audit committee and the committee for strategic planning and investments. Until December 2000, Dr. Ilan served as the head of the Broadband Communication Programs administration, a consortium of MAGNET—the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering, Ph.D. in physical chemistry and a Masters degree in business administration.

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

Jonathan Nativ has been a director of the Company since November 2000. Mr. Nativ was elected as an external director in accordance with the Israeli Companies Law. He has served since 1997 as the Chief Executive Officer of Compwise Ltd., a company that develops, markets and sells special-purpose software for tariff modeling and analysis and auditing solutions to telecommunications companies, particularly those involved in wireless telecommunications. From 1978 until 1983, he served as project manager at Tadiran Ltd. (Telecommunications Division), one of Israel’s leading electronics firms. From

1983 to 1995, Mr. Nativ served as the Director of Research and Development, Executive Vice President of Marketing, and Executive Vice President of Strategy and Business Development at Teledata Communications Ltd., a leading supplier of advanced access network solutions to telecommunication network operators worldwide. From 1995 to 1997 he served as a consultant to Teledata Communications Ltd. Mr. Nativ serves as director of TDSoft Ltd. and other Israeli technology-based companies. Mr. Nativ earned a bachelor’s degree in Electronic Engineering from the Technion, Israel Institute of Technology and an Executive MBA from Tel-Aviv University. Mr. Nativ is a member of our Audit Committee.

In April 2003, David Rubner and Moshe Kahn resigned from our Board of Directors. Mr. Kahn was one of our two external directors required according to the Israeli Companies Law and a member of our Audit Committee.

There is no family relationship between any of the persons named above. Furthermore, there are no arrangements or understandings with any of the major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation.

During the fiscal year ended December 31, 2002, the aggregate remuneration paid to all officers and directors of the Company as a group was approximately $310,000. As of April 1, 2003, all of the officers and directors of the Company agreed to suspend their compensation until the Company either receives a settlement from an ongoing lawsuit currently in mediation or receives proceeds from the sale/exit of StoreAge. However, Mr. Hartman still receives a fee of $4,500 per month for services he performs as Chairman of the Board of StoreAge.

No options were granted to officers or directors during the fiscal years ended December 31, 2001 and 2002. An aggregate of 656,550 options were granted to the Company’s directors during the fiscal year ended December 31, 2000. All of such options are exercisable for Ordinary Shares of the Company and have an exercise price of $3.625. With the exception of the options held by Robi Hartman, the options become exercisable in four equal annual installments from the date of grant and expire six years after the date of grant. Mr. Hartman holds a total of 356,550 options, of which 281,550 are currently fully exercisable and expire on November 30, 2006. The other 75,000 options held by Mr. Hartman become exercisable on March 22, 2004 and expire on November 30, 2006. For information on the Company’s stock option plan, see “Stock Option Plans” below and Note 10 to the Company’s Consolidated Financial Statements.

C. Board Practices.

In August 1993 the Company’s articles of association were amended to provide, among other matters, for a classified board of directors. These provisions were retained with minor amendments, in the new articles of associations of the Company approved on November 19, 2000 (the “Articles of Association”). Dr. Ilan has served as a director of the Company since November 1997, was re-elected to serve as a director at the 2001 annual meeting, and will continue to serve until the 2004 annual meeting and until her successor has been elected and qualified. Mr. Hartman has been a director of the Company since September 1998. Since Mr. Hartman is Chief Executive Officer of the Company, in accordance with the provisions of the Articles of Association, he shall serve as a director as long as he remains Chief Executive Officer. Mr. Jacobowitz has been a director of the Company since May 1995 and currently serves until the 2003 annual meeting and until his successor has been elected and qualified. Mr. Nativ has served as a director of the Company since November 2000 when he was elected as external director (as defined below) pursuant to the Israeli Companies Law. Under Israeli Companies Law, the initial term of an external director is three years and may be extended for an additional three years.

Officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and the Company.

There are no service contracts between the Company and any of its directors providing for benefits upon termination of employment.

External and Independent Directors

Under the new Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint two people to serve as external directors on the board of directors of a company. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity controlled by that person has at the date of appointment, or has had at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term “affiliation” includes:

•	an employment relationship;

•	business or professional relationship maintained on a regular basis;

•	control; or

•	service as an officer.

No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director or if such position or other business may impair such director’s ability to serve as an external director. No person who is a director in one company can serve as an external director in another company, if at that time a director of the other company serves as an external director in the first company. The Companies Law further provides that when, at the time of appointment of an external director, all members of the board of directors of the company are of one gender, then the external director appointed shall be of the other gender.

External directors are appointed by a majority vote at a shareholders’ meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of appointment of the director or (2) the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director will be three years and may be extended for an additional three-year period. Each committee of a company’s board of directors will be required to include at least one external director and all external directors must be members of the company’s audit committee.

In addition, we are obligated under the Companies Law to establish an audit committee, at least a majority of whose members are independent of management. The audit committee should adopt a formal written audit committee charter to be reviewed annually.

An external director is entitled to consideration and to the refund of expenses, only as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with service provided as an external director. Nevertheless, the grant of an exemption from liability for breach of fiduciary duty or duty of care, an undertaking to indemnify, indemnification or insurance under the provisions of the Companies Law shall not be deemed as consideration. Under the Companies Law, an external director cannot be dismissed from the office unless:

•	the board of directors determines that the external director no longer meets the requirements for holding such office, as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company and the shareholders of the company vote (by the same majority required for the appointment) to remove the external director after the external director has been given the opportunity to present his or her position;

•	an Israeli court determines, upon a request of a director or a shareholder, that the director no longer meets the requirements for holding such office as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company; or

•	the court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of certain crimes as specified in the Companies Law.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of the external directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted. Since the resignation in April 2003 of Mr. Kahn who was one of our two external directors, we do not have a legally constituted audit committee under Israeli law. The other members of our audit committee are Messrs. Nativ and Jacobowitz.

The audit committee provides assistance to the board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out these duties, the audit committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial statements of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the board. The audit committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews, and either approves or disapproves, all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the audit committee at its meetings, and the audit committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Under the provisions of the Sarbanes-Oxley Act of 2002, the audit committee will be responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the board of directors. Accordingly, in the future, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the audit committee and ratified by the shareholders. The compensation of the external auditors will be required to be approved by the audit committee and recommended to the shareholders or, if so authorized by the shareholders, the board and ratified by the shareholders or the board, as the case may be.

Internal Auditor

Pursuant to the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company’s independent accountant or its representative. In 2002, we appointed an internal auditor.

Compensation Committee

The Israeli Companies Law does not require public companies to appoint a compensation committee. The Company, however, has selected a compensation committee which makes recommendations to the board with respect to all director and officer compensation issues including the grant of stock options. Our compensation committee consists of Messrs. Nativ and Jacobowitz.

D. Employees.

As of December 31, 2002 the Company employed 3 people and StoreAge employed 59 persons: 36 in engineering and research and development, 17 in sales and marketing and technical support and 6 in general management and administration.

The Company has never experienced a work stoppage, and the Company considers its relations with its employees to be good. The Company pays competitive salaries and provides competitive benefits to its employees.

Certain provisions of the collective bargaining agreements between the Histadrut (the General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association) (the “CBEO”) are applicable to the Company’s Israeli employees by order of the Israeli Ministry of Labor. These provisions principally concern the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. The Company generally provides its Israeli employees with benefits and conditions beyond the required minimums.

An important contractual provision applicable to all employers in Israel is the linkage of wages to increases in the CPI, although the extent of the linkage has been limited in recent years. The specific formula of such linkage varies according to agreements reached between the Government of Israel, the Histadrut and the CBEO.

In addition, Israeli law generally requires severance pay (generally one month’s salary for each year of employment) upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute which is similar to the United States Social Security Administration. Such payments amount to approximately 9% of wages (up to a maximum amount), with the employee contributing approximately 4.5% and the employer contributing the remainder.

E. Share Ownership.

The following chart sets forth director and senior management share ownership in the Company as of June 30, 2003. Each shareholder listed below enjoys the same voting rights with respect to each share.

Name	Title of Class	Number of Shares Beneficially Owned(1)		Percentage of Shares Beneficially Owned (%)(2)	Options(3)
Robi Hartman	Ordinary Shares	1,652,694	(4)	13.9%	356,550
Yael Ilan	Ordinary Shares	37,500	(5)	*	50,000
Aharon Jacobowitz	Ordinary Shares	37,500	(5)	*	50,000
Jonathan Nativ	Ordinary Shares	37,500	(5)	*	50,000

*	Owns less than one percent of the Ordinary Shares outstanding.

(1)	Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

(2)	Percentage ownership is based on 11,572,398 shares outstanding as of June 30, 2003.

(3)	All of the options are exercisable for Ordinary Shares of the Company and have an exercise price of $3.625. With the exception of the options held by Robi Hartman, the options become exercisable in four equal annual installments from the date of grant and expire six years after the date of grant. Mr. Hartman holds a total of 356,550 options, of which 281,550 are currently fully exercisable and expire on November 30, 2006. The other 75,000 options held by Mr. Hartman become exercisable on March 22, 2004 and expire on November 30, 2006. The director’s last 12,500 options will become exercisable on March 22, 2004.

(4)	Includes 281,550 shares subject to options exercisable within 60 days.

(5)	Consists of 37,500 shares subject to options exercisable within 60 days.

Stock Option Plans

In August 1993, the existing employee share incentive plan (the “Plan”) was approved by the board of directors and later adopted by the Company’s shareholders. The Plan permits the grant of options to purchase Ordinary Shares to officers, directors and key employees of, and consultants to, the Company or any subsidiary of the Company. The Plan presently permits the grant of options to purchase up to an aggregate of 1,192,929 Ordinary Shares.

The Plan is administered by the board of directors or by a committee appointed by the board of directors, which designates the optionees, exercise prices and amounts and dates of grant. The exercise price of options granted under the Plan is the fair market value (in NIS linked to the dollar in the case of Israeli employees and in dollars in the case of non Israeli employees) of the underlying shares on the date of grant, or a lesser percentage of fair market value as is determined by the committee or the board of directors, but in no event less than 85% of the market price of the shares on the date of grant. Options are non assignable except by the laws of descent and generally vest and are exercisable in three equal annual installments. The options expire 6-10 years subsequent to the date of grant.

As of December 31, 2002, options to purchase up to 1,066,758 Ordinary Shares were outstanding, exercisable at prices ranging from $3.63 to $67.14 per share, with expiration dates ranging from February 2002 to November 2006, of which options to purchase up to 606,550 Ordinary Shares were held by all officers and directors of the Company as a group. For additional information regarding the Company’s stock option plan, see Note 10 to the Company’s Consolidated Financial Statements.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

During the period from August 14, 2002 to January 23, 2003, Mr. Hartman purchased an aggregate of 466,280 of the Company’s Ordinary Shares and as a result of prior acquisitions of shares and such purchases beneficially owns 13.9% of the Company’s outstanding Ordinary Shares.

As reported on its Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002, CDC Holdings Ltd. acquired 1,258,255 Ordinary Shares upon its conversion of convertible secured debentures in connection with that certain amendment agreement dated as of December 5, 2001 by and between the Company and the holders of its convertible secured debentures and warrants.

The following table sets forth, as of June 30, 2003, the number of Ordinary Shares of the Company owned by all persons known to the Company to beneficially own 5% or more of the Company’s Ordinary Shares. The Company’s major shareholders do not have different voting rights.

Name and Address	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Ordinary Shares Beneficially Owned(2)
CDC Holdings Ltd	1,258,225	(3)	10.9%
Robi Hartman	1,652,694	(4)	13.9%
All directors and officers as a group	1,765,194	(5)	14.8%

(1)	Beneficial ownership assumes the exercise of all options and warrants held by such person or persons that are currently exercisable or are exercisable within 60 days of such date.

(2)	Percentage ownership is based on 11,572,398 shares outstanding as of June 30, 2003.

(3)	As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002.

(4)	Includes 1,371,144 Ordinary Shares as reported on Amendment No. 12 to Schedule 13G filed with the Securities & Exchange Commission, dated January 30, 2003, and 281,550 Ordinary Shares subject to options exercisable within 60 days of June 30, 2003. Mr. Hartman is Chief Executive Officer and Chairman of the Company.

(5)	Includes 394,050 shares subject to options exercisable within 60 days

As of June 25, 2003, approximately 91.1% of the outstanding Ordinary Shares of the Company were held of record by approximately 63 holders registered on the books of the Company’s United States transfer agent with addresses in the United States. The Company believes that there are more than 500 beneficial owners of its Ordinary Shares in the United States and that a substantial majority of its Ordinary Shares are beneficially owned by non-United States persons.

To the extent known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are currently no arrangements known to the Company that may result in a change in control of the Company.

B. Related Party Transactions.

In connection with the StoreAge’s private placement, in January 2001, the Company, StoreAge and certain investors entered into a shareholders’ rights agreement (the “Rights Agreement”). Under the Rights Agreement, in addition to other provisions, each party has the right of first refusal to purchase any shares of StoreAge offered for sale by the Company and the other investors.

In February 2001, a portion of the Company’s office space located in Ramat Gan, Israel was leased from a company that is owned by Robi Hartman, the Company’s Chief Executive Officer and Chairman. The space was leased at 70% of the then generally prevailing market rate for lease space in the area, as approved by the Company’s audit committee based upon an independent appraisal report. As of April 1, 2003 (see below), this lease was assumed by Enargis which now sublets 35% of the premises to the Company.

Several of the Company’s employees perform general and administrative services for StoreAge and StoreAge is charged on a percentage of cost basis for such work. Additionally, the Company’s research and development team was engaged from 2000 through 2002 in developing Internet Small Computer Systems Interface (“iSCSI”) applications for StoreAge. During 2000, the Company signed an agreement with StoreAge according to which the Company would provide StoreAge iSCSI capabilities to StoreAge’s products in consideration of $200,000 according to the milestones defined in the agreement. During 2001, the companies agreed to expand this agreement to provide that the Company may receive an additional $196,000 in consideration for its services. As of December 31, 2002, the Company had recorded accumulated research and development services revenues of $145,000 related to these services. This agreement expired, in accordance with its terms, in October 2002.

On March 31, 2003, the Company sold its iSCSI operations and related assets and liabilities on an “as-is” basis to Enargis Storage Solutions Ltd (“Enargis”), which is owned and controlled by Robi Hartman, our Chairman of the Board and Chief Executive Officer, and Danny Shavit, our previous Chief Technology Officer. Pursuant to the agreement, the Company received a 25% ownership interest in Enargis and the Company is entitled to commissions of 3% of certain revenues derived from existing customers or customers with which the Company had an existing relationship prior to the transaction. In addition, as of April 1, 2003, Enargis assumed all the obligations under the Company’s current lease in

Israel and sublicensed use of part of the premises 35% to the Company. The Company also has pre-emptive rights to participate in future financing of Enargis, co-sale rights on the sale of certain shares by other 5% shareholders of Enargis and certain information and access rights with respect to Enargis. This transaction was approved by our audit committee and Board of Directors in accordance with Israeli law. In approving the transaction, the Board and audit committee considered, amongst other things, a fairness opinion received from an unaffiliated expert.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See pages F-1 – F-28 of the Company’s financial statements and pages 1 – 23 of StoreAge’s financial statements following Item 19.

Legal Proceedings

A suit was filed in Israel in 1995 against the Company and certain of its officers and directors alleging inadequate disclosure in prior years of the Company’s financial position, results of operations and prospects, and damages in the amount of $250,000. The Company has answered the complaint, denying all allegations of wrongdoing. During 2002, pursuant to a settlement agreement between the parties, the Company, without admitting any wrongdoing, made a cash payment to the plaintiff of $56,000 and the plaintiff withdrew the suit.

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

B. Significant Changes.

Other than the sale of the Company’s iSCSI operations to Enargis (see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions), there have been no significant changes since December 31, 2002, the date of the annual financial statements in this annual report.

Item 9. THE OFFER AND THE LISTING

The Ordinary Shares of the Company have been traded in the over-the-counter market in the United States since the Company’s initial public offering on November 8, 1984. The Ordinary Shares originally traded under the symbol IISLF and now trade under the symbol IISL. From January 22, 1985 to March 17, 1999, the Ordinary Shares traded on the Nasdaq National Market (“Nasdaq”). From March 18, 1999 until January 22, 2003, the Ordinary Shares traded on the Nasdaq SmallCap Market. Since January 23, 2003, the Company’s Ordinary Shares have traded on the OTC Bulletin Board.

The following table sets forth, for the periods indicated, the annual high and low closing sales price quotes of the Ordinary Shares as reported by Nasdaq for the five most recent full financial years and the quarterly high and low closing sales price quotes for the two most recent full financial years. The table also sets forth the high and low closing sales price quotes of the Ordinary Shares as reported by the OTC Bulletin Board for the first quarter 2003 and the monthly high and low price quotes for the most recent six months.

	High	Low
Year ended December 31, 1998	$3.94	$0.28

Year ended December 31, 1999	$7.00	$0.34

Year ended December 31, 2000	$9.56	$1.56

Year ended December 31, 2001	$4.25	$0.75

Year ended December 31, 2002	$1.16	$0.36

2001
First Quarter	$4.25	$1.66
Second Quarter	2.95	1.52
Third Quarter	2.39	1.20
Fourth Quarter	1.68	0.75

2002
First Quarter	$1.39	$1.08
Second Quarter	1.10	0.62
Third Quarter	0.88	0.41
Fourth Quarter	0.70	0.30

Most Recent Six Months
December 2002	$0.70	$0.34
January 2003	0.70	0.40
February 2003	0.57	0.42
March 2003	0.59	0.41
April 2003	0.60	0.41
May 2003	0.51	0.31

The foregoing prices reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Item 10. ADDITIONAL INFORMATION

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

Objects and Purposes in the Company’s Articles of Association

The Company’s objects and purposes are specified in its Memorandum of Association filed as Exhibit 3.2 to Registration Statement No. 33-62862 dated August 10, 1993 (the “Memorandum”).

Provisions Regarding Directors

Pursuant to article 54(b) of our Articles of Association, a transaction entered into by the Company in which a director of the Company has a personal interest, directly or indirectly, will be valid in respect of the Company and the given director only if approved by the Company’s board of directors and, if such transactions are “irregular transactions” as defined in the Israeli Companies Law, only if approved in accordance with the requirements of the Israeli Companies Law.

An “irregular transaction” pursuant to the Israeli Companies Law is defined as a transaction which is not in the ordinary course of business, a transaction which is not under ordinary market conditions or any transaction which might substantially affect the profitability of the Company, its assets and liabilities.

The Israeli Companies Law provides that a director who has personal interest in a given transaction of the Company, brought to the approval of the board of directors, shall not be present and vote at that meeting. Article 55 of the Company’s Articles of Association, provides that a director who has a personal interest in a matter which is brought for discussion before the board of directors may participate in said discussion, provided that he shall neither vote in nor attend discussions concerning the approval of the activities or the arrangements. If said director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangements shall be invalid.

Pursuant to article 72 of the Company’s Articles of Association, at any meeting of the board of directors at which a quorum is present, the board will have the authority to exercise all or part of the authorities, power of attorney and discretion invested at such time in the directors or regularly exercised by them. With respect to legal quorum at our board meetings, the Israeli Companies Law provides that, unless determined otherwise by the Company, a legal quorum at the board meetings shall consist of the majority of the board members. We have not decided otherwise and therefore, the legal quorum at our board meeting will consist of the majority of the board members.

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

The board of directors may determine that, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock or any other securities of the Company or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

Terms of Directors

Pursuant to article 50 of our Articles of Association, except for external directors (as defined in the Companies Law) and the Chief Executive Officer of the Company who will automatically be a director of the Company (and his term of office as a director shall be vacated, ipso facto, when he ceases to serve as Chief Executive Officer of the Company), all directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class that currently holds for a term that expires at the 2003 annual meeting of the Company, another class that holds office for a term that expires at the 2004 annual meeting of the Company, and another class that holds office for a term that expires at the 2005 annual meeting of the Company, with the members of each class to hold office until their successors have been duly elected and qualified. The class of directors whose term expires at any annual meeting shall be elected to hold office for a term expiring at the annual meeting of the Company held in the third year following the year of their election and until their successors have been duly elected and qualified. Except for article 50 of the Company’s Articles of Association (described above) which may be amended only by the affirmative vote of 75% of our shareholders present (in person or by proxy) and voting on such resolution at a general meeting, all other articles of our Articles of Association may be amended by a majority vote of shareholders present and voting at a meeting of shareholders of the Company.

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

Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder, whether on a show of hands or on a poll. Our Articles of Association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder of the Company. If any shareholder be a lunatic, idiot, or non compos mentis, he may vote by his committee, receiver, curator bonis or other legal curator, and such last mentioned persons may give their votes either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

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

The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place or places, whether in Israel or elsewhere, as the board of directors may from time to time, either generally or in a particular case or class of cases prescribe, at least forty eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote. Otherwise, the person so named shall not be entitled to vote in respect thereof, but no instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

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

Further Rights and Preferences of the Ordinary Shares

In the event of sale or the undertaking of the Company, the board or the liquidator on a winding up, as the case may be, subject to the authorization by a majority vote at a meeting of shareholders, may distribute to our shareholders all assets remaining after payment of the Company’s liabilities.

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

Unless a longer period for notice is prescribed by the Companies Law, at least ten (10) days and not more than sixty (60) days notice of any general meeting shall be given, specifying the place, the day and the hour of meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of the Company’s Articles of Association, entitled to receive notices from the Company. Notices shall be given by mail or by personal delivery to every registered shareholder of the Company, to his address as described in the shareholders register of the Company or such other address as designated by him in writing for this purpose. Provided that the accidental omission to give such notice to, or the non receipt of such notice by, any such shareholder shall not invalidate any resolution passed or proceeding held at any such meeting and, with the consent of all the shareholders for the time being entitled to receive notice of meetings, a meeting may be convened upon a shorter notice or without notice, and generally in such manner as such shareholders may approve. Such consent may be given at the meeting or retrospectively after the meeting. If the shareholder did not provide the Company any address for the delivery of notices, the shareholder shall be deemed to have waived his right to receive notices.

Only shareholders of record as reflected on the Company’s share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

Quorum at General Meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. The quorum at any Meeting shall be two shareholders present in person or by proxy, holding or representing at least twenty five percent (25%) of the total voting rights in the Company. A company being a shareholder shall be deemed to be personally present for the purpose of the Company’s Articles of Association if represented by its representative duly authorized in accordance with article 42 of the Company’s Articles of Association.

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

A merger of the Company requires the approval of the board of directors and the general meeting of shareholders, in accordance with the provisions of the Israeli Companies Law. See also “Anti-Takeover Provisions; Merger and Acquisitions under Israeli Law”.

Requirement of Disclosure of Shareholder Ownership

There are no provisions of our Memorandum or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Approval of Related Party Transactions Under Israeli Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under “Directors, Senior Management and Employees—Directors and Senior Management” above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, as not being adverse to the company’s interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

The Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders.

Once the officer or controlling shareholder complies with these disclosure requirements, the company may approve the transaction in accordance with the provisions of the Companies Law and its articles of association. Generally, the approval of the majority of the disinterested members of the audit committee and the board of directors is required. If audit committee approval is required for a transaction with an interested party, an officer or a controlling shareholder, such approval may not be given unless, at the time the approval was granted two members of the audit committee were external directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. Shareholder approval may also be required if the transaction is an exceptional transaction. An exceptional transaction is a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. In such event, the principal terms of such transaction must be disclosed in a notice to the shareholders which will include all substantive documents relating to the transaction.

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

If the transaction is with an officer or with a third party in which the officer or the controlling shareholder has a personal interest, the approval must confirm that the transaction is not adverse to the company’s interest. Shareholders must also approve all compensation paid to directors in whatever capacity, company’s undertaking to indemnify a director or indemnification under a permit to indemnify and any transaction in which a majority of the board members have a personal interest. An officer with a personal interest in any matter may not be present at any committee or board of directors meeting where such matter is being approved, and may not vote thereon, unless the majority of the members of the committee or of the board of directors have a personal interest in such approval.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval. In addition, pursuant to the recent amendment to these regulations directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors approve that such arrangements are for the benefit of the company.

If the director or the office holder is a controlling shareholder of the company then the employment and compensation arrangement of such director or office holder does not require the approval of the shareholders if it meets certain criteria.

The above relief shall not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights objects to the grant of such relief, providing that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted then the compensation arrangement of the directors will require shareholders’ approval as detailed above.

Indemnification of Directors and Officers

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his duty of care to us or to another person;

•	breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

In addition, we may indemnify an office holder against:

•	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court in respect of an act performed in his capacity as an office holder; and

•	reasonable litigation expenses, including attorneys’ fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

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

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

Pursuant to the Companies Law, if following any acquisition of shares of a public company or of a class of shares of a public company the acquiror will hold 90% or more of the company’s shares or 90% of any class of the company’s shares, respectively, then the acquiror must make a tender offer for all of the remaining shares or the particular class of shares of the company. In the event that 5% or more of the shareholders have not responded favorably to a tender offer, the offeror may not purchase more than 90% of that class of shares. Furthermore, the Companies Law provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares of that type.

The Companies Law further provides that if following the tender offer such acquiring shareholder holds more than 95% of the outstanding shares of any class, the holders of all the remaining shares will be obligated to transfer such shares to the acquiror at the tender offer price. This entails the possibility of additional delay and the imposition of further approval requirements at the court’s discretion. The Companies Law requires that each company that is party to a merger approve the transaction by a vote of the board of directors and by a vote of the majority of its outstanding shares, generally excluding shares voted by the other party to the merger or any person holding at least 25% of the other party to the merger, at a shareholders’ meeting called for this purpose. In addition, in certain cases court approval of a merger may be required. Upon the request of a creditor to either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and certain notification and information have been provided to debtors.

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

The Companies Law extends the disclosure requirements applicable to an officer of the Company to a shareholder that holds 25% or more of the voting rights in a public company, including an Israeli company that is publicly traded outside of Israel such as on the OTC Bulletin Board. Certain transactions between a public company and a 25% shareholder, or transactions in which a 25% shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a 25% shareholder or the terms of compensation of a 25% shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting; the transaction can be approved by shareholders without this one third approval, if the total share holdings of those who vote against the transaction do not represent more than 1% of the voting rights in the company.

The Israeli Companies Ordinance requires that certain transactions, actions and arrangements be approved as provided for in the Company’s Articles of Association, by the Company’s board of directors, by the audit committee and/or by the Company’s shareholders. The vote required by the audit committee and the board for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Changes in Capital

The Company’s Memorandum and Articles of Association do not impose any conditions governing changes in capital that are more stringent than required by the Israeli Companies Law.

C. Material Contracts.

On November 30, 2000, we entered into a purchase and assignment agreement (the “Purchase and Assignment Agreement”) with Eastek Embedded Systems (Meitav) Ltd. (“Eastek”), an Israeli based software company, and Eastek’s founder, Mr. Danny Shavit (“Mr. Shavit”), to acquire all the assets of Eastek. Under the terms of the Purchase and Assignment Agreement, we issued 60,000 of the Company’s Ordinary Shares to Eastek as partial consideration for the acquisition and issued an additional 20,000 Ordinary Shares to Eastek on the first anniversary of the acquisition.

In connection with our acquisition of Eastek, we hired Mr. Shavit to serve as Chief Technology Officer of the Company. On November 30, 2000, we entered into an employment agreement with Mr. Shavit under the terms of which we issued 100,000 of the Company’s Ordinary Shares to Mr. Shavit. Subject to certain conditions, the Ordinary Shares were to be delivered to Mr. Shavit in installments of 30,000, 35,000 and 35,000 Ordinary Shares on the first, second and third anniversaries of the acquisition respectively. The first installment and second installments of 30,000 Ordinary Shares and 35,000 Ordinary Shares, respectively, were delivered to Mr. Shavit and, pursuant to Mr. Shavit’s employment agreement, the remaining 35,000 Ordinary Shares were released from escrow and delivered to Mr. Shavit as a result of the termination of his employment with the Company during December 2002.

On December 20, 2000, we entered into agreements in principle with qualified investors and subsequently entered into a securities purchase agreement dated as of January 31, 2001 (the “Securities Purchase Agreement”) with CDC Holdings Ltd., Armour Investments Ltd., Industrial Systems & Equipment Co., Meir Noga and Nachum Ezra (the “Purchasers”). In accordance with the Securities Purchase Agreement, we issued units, each consisting of $100,000 principal amount of our convertible secured debentures (the “Debentures”) and three-year non-redeemable warrants (the “Warrants”) to acquire 10,000 Ordinary Shares, par value NIS .003 per share (the “Ordinary Shares”) to the Purchasers. We issued a total of 30 Units, representing Debentures in an aggregate principal amount of $3,000,000 and Warrants to acquire an aggregate of 300,000 Ordinary Shares.

In connection with StoreAge’s private placement, in January 2001, StoreAge entered into a shareholders’ rights agreement (the “Rights Agreement”) with the Company, Nelson Nahum, Ophirtech Ltd., Koonras Technologies Ltd., Genesis Partners II L.D.C., Genesis Partners II (Israel) L.P., Cisco Systems, Inc., Morgan Keegan & Company, Inc., Morgan Keegan Opportunity Fund, L.P., Morgan Keegan Employee Investment Fund, L.P. and certain other investors (each an “Investor” collectively, the

“Investors”). Under the Rights Agreement, in addition to other provisions, each Investor has the right of first refusal to purchase any shares of StoreAge offered for sale by the Company and the other Investors.

In January 2001, the Company entered into a lease with West End Technology Investments Ltd. for office space located at 33 Jabotinsky Street, Ramat Gan, Israel. The lease is for an undefined term that began on February 1, 2001. Both parties have the right to terminate the lease at any time, by written notice of 75 days in advance. The annual rent for this space was approximately $43,000, with total annual occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $24,000. As of April 1, 2003 (see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions), this lease was assumed by Enargis which now sublets 35% of the premises to the Company in consideration for 35% of the rent and the costs, which is approximately $15,050 and $8,400, respectively.

In order to maintain its Nasdaq SmallCap Market listing during the 2002 fiscal year, the Company entered into an agreement dated as of December 5, 2001 to amend the Securities Purchase Agreement with the Purchasers to exchange their Debentures and Warrants for the Company’s Ordinary Shares and cash. Under the terms of the agreement, the Purchasers converted part of the Debentures, the Warrants and the floating charge registered on the Company’s assets was cancelled and the Company repaid the Purchasers the principal amount of the Debentures which was not converted, plus interest accrued up to the date of the agreement. As a result of the completion of the transaction in December 2001, the Company had sufficient shareholders’ equity and net tangible assets to meet the requirements for continued inclusion on the NASDAQ SmallCap Market. However, the Company was subsequently delisted from the Nasdaq SmallCap Market effective January 23, 2003, for failure to continue to meet these requirements.

Under the terms of the transaction, the Purchasers converted $2,426,576.40 principal amount of the Debentures into an aggregate of 1,797,464 of the Company’s Ordinary Shares, received a cash payment of $573,423.60 and relinquished all of the Warrants. The Warrants and the remaining Debentures were cancelled. The transaction represented an implied exchange value of at least $1.35 per Ordinary Share based solely on the debt amounts extinguished, without giving any effect to the cancelled Warrants, and represented a substantial premium over the market price of the Company’s Ordinary Shares at the time the agreements in principle with the Purchasers were reached.

During 2000, the Company signed an agreement with its affiliate StoreAge according to which the Company would provide StoreAge iSCSI capabilities to StoreAge’s products in consideration of $200,000 according to the milestones defined in the agreement. During 2001, the companies agreed to expand this agreement to provide that the Company may receive an additional $196,000 in consideration for its services. As of December 31, 2002, the Company had recorded accumulated research and development services revenues of $145,000 related to these services. This agreement expired, in accordance with its terms, in October 2002.

On March 31, 2003, the Company sold its iSCSI operations and related assets and liabilities on an “as-is” basis to Enargis, which is owned and controlled by Robi Hartman, our Chairman of the Board and Chief Executive Officer, and Danny Shavit, our previous Chief Technology Officer. Pursuant to the agreement, the Company received a 25% ownership interest in Enargis and the Company is entitled to commissions of 3% of certain revenues derived from existing customers or customers with which the Company had an existing relationship prior to the transaction (see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions).

D. Exchange Controls.

The Memorandum and Articles of Association of the Company do not restrict in any way the ownership of Ordinary Shares by nonresidents, except with respect to subjects of countries which are in a state of war with Israel, and neither the Memorandum and Articles of Association nor Israeli law restricts the voting rights of nonresidents. The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through “general” and “special” permits. In May 1998, a new “general permit” was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of Ordinary Shares and any amounts payable upon the dissolution, liquidation or winding up of the affairs of a company, as well as the proceeds of any sale in Israel of the company’s securities to an Israeli resident are freely repatriable into non-Israeli currencies (including U.S. dollars) at the rate of exchange prevailing at the time of conversion, provided that any Israeli income tax owing has been paid on (or withheld from) such payments. Because exchange rates between the NIS and most foreign currencies fluctuate continuously, non-Israeli shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

E. Taxation.

The following is a summary of the current tax structure applicable to companies in Israel which may be relevant to us and our shareholders. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Recent Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003.

The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. With regard to assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•	Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax “ below; and

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

General Corporate Tax Structure

Israeli companies are subject to “Company Tax” at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise may be considerably less. We currently have no facilities which have received Approved Enterprise status. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from foreign subsidiaries are generally subject to tax regardless of its status as an Approved Enterprise.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, if at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

•	amortization of purchases of know-how and patents over an eight-year period for tax purposes;

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which may be material to us can be summarized as follows:

•	There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•	Capital gains on specific traded securities are normally exempt from tax for individuals and are taxable for companies. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as they were quoted on Nasdaq or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and the Company qualified as an Industrial Company or an Industrial Holding Company.

Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel.

This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with certain provisions of the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such capital gains are not derived from a permanent establishment of such shareholders in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering.

However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the tax reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and if it held over 10% of our voting power in the year of the payment of the dividend and during the entire prior taxable year, and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. Federal income tax consequences that apply to U.S. Holders (as defined below) who hold Ordinary Shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in Ordinary Shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the Ordinary Shares through partnerships or other pass-through entities,

•	investors that actually or constructively own 10 percent or more of our voting shares,

•	investors holding Ordinary Shares as part of a straddle, hedge, conversion transaction, or other integrated investment; and

•	regulated investment companies.

This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

Shareholders are urged to consult their tax advisors regarding the foreign and United States Federal, state and local tax considerations of an investment in Ordinary Shares.

For purposes of this summary, a “U.S. Holder” is a shareholder which is:

•	an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

•	a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. Federal income tax regardless of its source; or

•	a trust if:

(a)	a court within the United States is able to exercise primary supervision over administration of the trust, and

(b)	one or more United States persons have the authority to control all substantial decisions of the trust.

Taxation of Dividends

The gross amount of any distributions received with respect to Ordinary Shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends under U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. Shareholders will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non taxable return of capital to the extent of a shareholder’s tax basis in the Ordinary Shares and any amount in excess of such shareholder’s tax basis, will be treated as gain from the sale of Ordinary Shares. See “Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in a shareholder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the Ordinary Shares to the extent such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and shareholders should consult with their personal tax advisors to determine whether and to what extent they would be entitled to this credit.

In May 2003, the Job and Growth Tax Relief Reconciliation Act of 2003 was enacted (the “Act”). Under the Act, dividends received by an individual shareholder from U.S. corporations and certain qualified foreign corporations are taxed at the same rate applicable to net capital gain income. As such, the maximum rate applicable to dividend income received by an individual shareholder from a U.S. corporation and certain qualified foreign corporations has generally been reduced to 15%. However, an individual shareholder will not qualify for this lower rate if such shareholder does not hold a share of stock for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date. Additionally, the reduced rate is not available for dividends to the extent that the individual shareholder is obligated to make related payments (whether pursuant to a short sale or otherwise) with respect to positions in substantially similar or related property.

A foreign corporation is a “qualified foreign corporation” if it is not a foreign personal holding company, a foreign investment company or a passive foreign investment company for the taxable year of the corporation in which the dividend is paid, or the preceding taxable year and either (i) is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines is satisfactory for purposes of the new provision and which includes an exchange of information program, or (ii) the stock of the foreign corporation is readily tradable on an established securities market in the United States.

Under the Act, special rules will apply in determining an individual shareholder’s foreign tax credit limitation in the case of dividends which qualify for the lower rate.

The reduced rate applicable to dividend distributions is generally effective for taxable years beginning after December 31, 2002 but shall not apply to taxable years beginning after December 31, 2008.

Dispositions of Ordinary Shares

If a shareholder sells or otherwise disposes of Ordinary Shares, such shareholder will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis of such Ordinary Shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long term capital gain or loss if a shareholder has held the Ordinary Shares for more than one year at the time of the sale or other disposition. In general, any gain that a shareholder recognizes on the sale or other disposition of Ordinary Shares will be U.S. source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Under the U.S.-Israel Treaty, gain on the disposition of Ordinary Shares may be treated as Israeli source, if the shareholder has held 10% or more of the voting power of the company at any time during the 12 months preceding the date of disposition. Deduction of capital losses is subject to certain limitations under the Code.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of Ordinary Shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the “IRS”). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such Ordinary Shares.

Passive Foreign Investment Companies

For U.S. Federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning Ordinary Shares. Accordingly, shareholders are urged to consult their tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, then, unless a shareholder elects either to treat such shareholder’s investment in Ordinary Shares as an investment in a “qualified electing fund” (a “QEF election”) or to “mark to market” such shareholder’s Ordinary Shares will be subject to the following adverse tax consequences:

•	the shareholder would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of Ordinary Shares ratably over the holding period for such Ordinary Shares;

•	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year;

•	gain recognized upon the disposition of Ordinary Shares would be taxable as ordinary income; and

•	the shareholder would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on such shareholder’s Ordinary Shares.

If a shareholder makes either a timely QEF election or a timely mark to market election in respect of such shareholder’s Ordinary Shares, the shareholder would not be subject to the rules described above. If a shareholder makes a timely QEF election, the shareholder would be required to include in such shareholder’s income for each taxable year such shareholder’s pro rata share of our ordinary earnings as ordinary income and such shareholder’s pro rata share of our net capital gain as long term capital gain, whether or not such amounts are actually distributed to the shareholder. A shareholder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

Alternatively, if a shareholder elects to “mark to market” such shareholder’s Ordinary Shares, the shareholder will generally include in income any excess of the fair market value of the Ordinary Shares at the close of each tax year over such shareholder’s adjusted basis in the Ordinary Shares. If the fair market value of the Ordinary Shares had depreciated below the shareholder’s adjusted basis at the close of the tax year, the shareholder may generally deduct the excess of the adjusted basis of the Ordinary Shares over its fair market value at that time. However, such deductions generally would be limited to the net mark to market gains, if any, that the shareholder included in income with respect to such Ordinary Shares in prior years. Income recognized and deductions allowed under the mark to market provisions, as well as any gain or loss on the disposition of Ordinary Shares with respect to which the mark to market election is made, is treated as ordinary income or loss. For these purposes, stock will be treated as “marketable stock” for which a “mark-to-market” election can be made if (i) it is a class of stock which trades on a national securities exchange that is registered with the Securities and Exchange Commission or on a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934 and

(ii) which is regularly traded on such exchanges or markets, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Backup Withholding and Information Reporting

Payments in respect of Ordinary Shares may be subject to information reporting to the IRS and U.S. backup withholding tax. Under the backup withholding rules, a shareholder maybe subject to backup withholding at the rate of up to 30% for payments made in 2002 and in 2003 (prior to May 28, 2003), and 28% thereafter. Backup withholding will not apply, however, if a shareholder (i) is a corporation or falls within certain exempt categories, and demonstrates the fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification. Any amount withheld under these rules may be credited against a shareholder’s federal income tax liability.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statements by Experts.

Not applicable.

H. Documents on Display.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, it files reports and other information with the Securities and Exchange Commission (the “SEC”). Individuals can inspect and copy those reports and other information at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. For more information on its public reference facilities, you can call the SEC at 1-800-SEC-0330. You can obtain copies of such material at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Individuals can also obtain reports and other information from the Internet site maintained by the SEC at http://www.sec.gov.

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

For purposes of specific risk analysis, the Company uses sensitivity analysis to determine the impacts that market risk exposures may have on the fair values of the Company’s financial instruments. The financial instruments included in the sensitivity analysis consist of all of the Company’s cash and cash equivalents.

To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 2002. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2002. The market values that result from these computations are compared to the market values of these financial instruments at June 30, 2002. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

The results of the sensitivity analysis are as follows:

Interest Rate Risk: A 10% decrease or a 10% increase in the levels of interest rates with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company’s near-term financial condition or results of operations.

Foreign Currency Exchange Rate Risk: A 10% movement in levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company’s near-term financial condition or results of operations.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of a date within 90 days of the filing date of this annual report on Form 20-F (the “Evaluation Date”), our chief executive officer and principal financial officer have concluded that our disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and are operating in an effective manner.

Since the Evaluation Date, there have not been any significant changes in internal controls or in other factors that could significantly affect internal controls, nor have there been any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not yet applicable to Registrant.

Item 16B. CODE OF ETHICS

Not yet applicable to Registrant.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Attached. See Item 19(a) and (b).

Item 19. FINANCIAL STATEMENTS AND EXHIBITS

Page

(a)	Index to Financial Statements of the Company:

	Report of Independent Auditors on Consolidated Financial Statements of the Company and its subsidiaries	F 2

	Consolidated Balance Sheets at December 31, 2002 and 2001	F 3 - F-4

	Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000	F 5

	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000	F 6

	Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	F 7 - F-8

	Notes to the Consolidated Financial Statements	F 9 - F-28
Page

(b)	Index to Financial Statements of the StoreAge Networking Technologies Ltd.:

	Report of Independent Auditors on Consolidated Financial Statements of StoreAge and its subsidiaries	F-2

	Consolidated Balance Sheets at December 31, 2002 and 2001	F-3 - 4

	Consolidated Statements of Operations for the years ended December 31, 2002 and 2001	F-5

	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002 and 2001	F-6

	Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001	F-7

	Notes to the Consolidated Financial Statements	F-8 - 23

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(c) Exhibits

1.1	Memorandum of Association of the Company.*
1.2	Articles of Association of the Company, Amended and Restated as of November 19, 2000.**
4.1	Purchase and Assignment agreement between the Company and Eastek Embedded Systems (Meitav) Ltd., dated November 30, 2000.**
4.2	Employment Agreement of Danny Shavit, dated November 30, 2000.**
4.3	Summary English Translation from the original Hebrew of a Lease Agreement entered into between the Company and West End Technology Investments Ltd., for office space located at 33 Jabotinsky Street, Ramat Gan, Israel, dated January 30, 2001.**
4.4	Shareholders’ Rights Agreement dated as of January 18, 2001 between the Company, StoreAge and certain investors.**
4.5	Research & Development Subcontracting Agreement effective as of October 15, 2000, between the Company and StoreAge Networking Technologies Ltd.***
8.1	List of significant subsidiaries of the Company.
12.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Consent of Kost Forer and Gabbay, a Member of Ernst & Young International.

*	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement No. 33-62862 dated August 10, 1993.
**	Incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000.
***	Incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20 F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(Registrant)

By:	/s/ Robi Hartman
Robi Hartman, Chief Executive Officer

Date: July 15, 2003

CERTIFICATION

Certification by Principal Executive Officer and Principal Accounting Officer Pursuant to

Section 302 of the Sarbanes-Oxley Act of 2002

I, Robi Hartman, certify that:

1.	I have reviewed this Annual Report on Form 20-F of I.I.S. Intelligent Information Systems Limited (the “Registrant”);

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4.	The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize or report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.	The Registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Robi Hartman
Robi Hartman, Chief Executive Officer and Acting Chief Financial Officer

Date: July 15, 2003

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002

In U.S. Dollars

INDEX

Page

Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3—F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7—F-8

Notes to Consolidated Financial Statements	F-9—F-28

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of I.I.S. Intelligent Information Systems Ltd. (“the Company”) and its subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2002 and 2001 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel April 14, 2003	KOST FORER & GABBAY A Member of Ernst & Young Global

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2002	2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$397	$1,512
Restricted deposit	44	44
Trade receivables	—	13
Affiliate receivable	18	21
Other accounts receivable and prepaid expenses (Note 3)	30	109

Total current assets	489	1,699

SEVERANCE PAY FUND	4	10

INVESTMENT IN AN AFFILIATE (Note 4)	—	1,250

PROPERTY AND EQUIPMENT, NET (Note 5)	56	88

WORK FORCE, NET (Note 6)	—	186

	$549	$3,233

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2002	2001
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term bank loans (Note 8a)	$1	$10
Trade payables	77	119
Other accounts payable and accrued expenses (Note 7)	213	546

Total current liabilities	291	675

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 8a)	—	1
Accrued severance pay	6	22

Total long-term liabilities	6	23

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS’ EQUITY: (Note 10)
Ordinary shares of NIS 0.003 par value
Authorized: 16,666,667 shares as of December 31, 2002 and 2001; Issued and outstanding: 11,572,398 and 11,428,436 shares as of December 31, 2002 and 2001, respectively	55	55
Additional paid-in capital	41,417	41,419
Deferred stock compensation	—	(89)
Accumulated deficit	(41,220)	(38,850)

Total shareholders’ equity	252	2,535

	$549	$3,233

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2002	2001	2000
Revenues:
Products (Note 13)	$62	$83	$96
Research and development services to an affiliate (Note 12)	145	251	—

	207	334	96

Cost of revenues:
Products	38	28	27
Research and development services to an affiliate	51	155	—

	89	183	27

Gross profit	118	151	69

Operating expenses:
Research and development, net (Note 14a)	548	479	925
Selling and marketing	49	21	639
General and administrative	577	888	899
Impairment of goodwill (Note 1c)	186	—	—
Non-recurring income, net (Note 14c)	(122)	(180)	—

Total operating expenses	1,238	1,208	2,463

Operating loss	(1,120)	(1,057)	(2,394)

Financial income (expenses), net	—	(56)	277
Financial expenses in respect of conversion of convertible debentures (Note 8b)	—	(1,491)	—

Total financial income (expenses), net (Note 14b)	—	(1,547)	277

Other expenses, net	—	—	(12)

Loss before equity in losses of an affiliate and minority interest in losses of a subsidiary	(1,120)	(2,604)	(2,129)
Equity in losses of an affiliate	(1,250)	(877)	—
Minority interest in losses of a subsidiary	—	—	740

Net loss	$(2,370)	$(3,481)	$(1,389)

Basic and diluted net loss per share	$(0.21)	$(0.37)	$(0.16)

Number of shares used in computing basic and diluted net loss per share (in thousands)	11,485	9,409	8,901

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Share capital			Additional paid-in capital	Receivables on account of shares	Deferred stock compensation	Accumulated deficit	Total shareholders’ equity
	Shares	Amount
Balance as of January 1, 2000	8,860,394	$54		$36,683	$—	$—	$(33,980)	$2,757
Net loss	—	—		—	—	—	(1,389)	(1,389)
Issuance of shares upon acquisition of Eastek	80,000	—	(*)	160	—	—	—	160
Issuance of warrants related to convertible debentures	—	—		147	—	—	—	147
Exercise of options	46,930	—	(*)	208	(16)	—	—	192
Deferred stock compensation related to shares in escrow issued upon acquisition of Eastek	—	—		237	—	(237)	—	—
Amortization of deferred stock compensation related to shares in escrow issued upon acquisition of Eastek	—	—		—	—	15	—	15

Balance as of December 31, 2000	8,987,324	54		37,435	(16)	(222)	(35,369)	1,882
Net loss	—	—		—	—	—	(3,481)	(3,481)
Conversion of convertible debentures	1,797,464	1		2,426	—	—	—	2,427
Payments of receivable on account of shares	—	—		—	16	—	—	16
Exercise of warrants	613,648	—	(*)	183	—	—	—	183
Vested shares of key employee	30,000	—	(*)	—	—	—	—	— (*)
Amortization of deferred stock compensation related to shares in escrow issued upon acquisition of Eastek	—	—		—	—	133	—	133
Stock based compensation related to options granted to employees of an affiliate	—	—		29	—	—	—	29
Beneficial conversion feature in respect of an in used conversion of convertible debentures	—	—		1,346	—	—	—	1,346

Balance as of December 31, 2001	11,428,436	55		41,419	—	(89)	(38,850)	2,535
Net loss	—	—		—	—	—	(2,370)	(2,370)
Exercise of warrants	73,962	—	(*)	22	—	—	—	22
Vested shares of key employee	70,000	—	(*)	—	—	—	—	— (*)
Issuance expenses related to conversion of convertible debentures	—	—		(24)	—	—	—	(24)
Amortization of deferred stock compensation related to shares in escrow issued upon acquisition of Eastek	—	—		—	—	89	—	89

Balance as of December 31, 2002	11,572,398	$55		$41,417	$—	$—	$(41,220)	$252

(*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net loss	$(2,370)	$(3,481)	$(1,389)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	33	127	151
Impairment of goodwill	186	—	—
Amortization of deferred stock compensation	89	133	15
Stock based compensation related to options granted to employees of an affiliate	—	29	—
Loss (gain) on sale of property and equipment	1	(1)	37
Amortization of discount on convertible debentures	—	172	—
Minority interest in losses of a subsidiary	—	—	(740)
Equity in losses of an affiliate	1,250	877	—
Beneficial conversion feature in respect of conversion of convertible debentures	—	1,346	—
Decrease (increase) in trade receivables	13	30	(96)
Decrease (increase) in affiliate receivable, other accounts receivable and prepaid expenses	82	(6)	11
Increase in inventories	—	—	(102)
Increase (decrease) in trade payables	(42)	(58)	199
Decrease in other accounts payable and accrued expenses	(333)	(857)	(63)
Accrued severance pay, net	(10)	6	(58)

Net cash used in operating activities	(1,101)	(1,683)	(2,035)

Cash flows from investing activities:
Proceeds from sale of property and equipment	5	1	3
Purchase of property and equipment	(7)	(55)	(446)
Investment in restricted deposit	—	(44)	(600)
Proceeds from restricted deposit	—	600	—
De-consolidation of previously consolidated subsidiary	—	—	(4,228)

Net cash provided by (used in) investing activities	(2)	502	(5,271)

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2002	2001	2000
Cash flows from financing activities:
Payments of receivable on account of shares and exercise of options	—	16	192
Issuance of warrants related to convertible debentures	—	—	147
Exercise of warrants	22	183	—
Proceeds from long-term bank loans	—	—	29
Repayment of long-term bank loans	(10)	(10)	(95)
Issuance of convertible debentures, net	(24)	—	2,828
Repayment of convertible debentures	—	(573)	—
Short-term bank credit, net	—	—	(68)

Net cash provided by (used in) financing activities	(12)	(384)	3,033

Decrease in cash and cash equivalents	(1,115)	(1,565)	(4,273)
Cash and cash equivalents at the beginning of the year	1,512	3,077	7,350

Cash and cash equivalents at the end of the year	$397	$1,512	$3,077

Non-cash transactions:
Conversion of convertible debentures	$—	$2,427	$—

Issuance of shares upon acquisition of Eastek:
Estimated fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital deficiency (excluding cash and cash equivalents)			$(30)
Property and equipment			15
Work force			291
Long-term liabilities			(116)

Issuance of share capital			$160

Supplemental disclosure of cash flows activities:
Interest paid during the year	$8	$145	$20

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except shares and per share data)

NOTE 1:    GENERAL

a.	Through December 2002, I.I.S. Intelligent Information Systems Ltd. (the “Company”) designed, developed and provided enterprise storage solutions for the Internet Small Computer Systems Interface (“iSCSI”). The Company’s products were customized software implementation projects for the development and integration of iSCSI interface into existing storage devices and a family of comprehensive IP storage testing tools, for iSCSI protocol analysis of SAN devices. In December 2002, the Company decided to cease its iSCSI operations (see also Note 1d).

The Company holds 38.9% of StoreAge Networking Technologies Ltd. (“StoreAge or Affiliate”), an Israeli company, which is engaged in the development and marketing of products based on its SAN Virtualization technology (see b below).

b.	In January 1999, StoreAge was organized as a wholly-owned subsidiary of IIS and commenced the development and marketing of products based on its SAN Virtualization technology. Accordingly, on January 1, 1999, IIS transferred to StoreAge all of its know-how, operations, assets and liabilities in the business of Storage in return for the entire share capital of StoreAge.

In 1999, 707,558 Preferred A shares of StoreAge were issued to outside investors for a total net consideration of $3,122. Accordingly, the Company’s equity interest in StoreAge was diluted to 58.56%. The excess of the value of the investment in StoreAge derived from the issuance of Preferred shares by StoreAge to outside investors, over the amount invested, in the amount of $2,236 was recorded as a quasi-equity item, Preferred shares of a subsidiary.

In December 2000, 4,259,268 Preferred B shares of StoreAge were issued for a total consideration of $14,000. The Company invested $4,220, of which $543 by a loan conversion, granted to StoreAge during 1999, in exchange of 1,283,866 Preferred B shares. Consequently, the Company’s equity interest in StoreAge was reduced to 49%. Thus StoreAge’s operations were deconsolidated and the Company’s investment in StoreAge was accounted for using the equity method of accounting.

In January 2001, as part of the aforementioned financing round, StoreAge issued additional 3,346,567 Preferred B shares for a total consideration of $11,000. The Company’s equity interest in StoreAge was reduced to 38.9% and no gain or loss from decrease in holdings was recorded (see Note 4).

c.	During November 2000, the Company acquired all the operations, assets and rights, and assumed certain obligations of Eastek Embedded Systems (Meitav) Ltd. (“Eastek”), a private Israeli software company, to enhance its research and development capabilities in order to develop synergetic software solutions for the SAN market. In consideration of this acquisition the Company issued 80,000 Ordinary shares, of which 20,000 shares were deposited with an escrow agent and were delivered twelve months after the closing.

The Company has also granted to a key employee of Eastek 100,000 Ordinary shares as an incentive for his employment with the Company. The shares were held in escrow and released according to the terms of the employment agreement (see Note 10d).

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 1:    GENERAL (Cont.)

The transaction was accounted for in accordance with the purchase method of accounting by which the purchase price of the Eastek acquisition was allocated based on the fair value of assets acquired and liabilities assumed. Eastek’s operations were consolidated as of the date of acquisition. The excess cost over the fair value of net assets acquired amounting to $291 was allocated to assembled work force and has been amortized on a straight-line basis over a three-year period.

At January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”) and Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”). According to SFAS No. 141 an assembled work force could not be recognized as an intangible asset apart from goodwill. Accordingly, the Company assigned the outstanding assembled work force intangible asset as of January 1, 2002 amounted to $186 to goodwill and ceased its amortization (see also Note 2i).

The following represents the unaudited pro-forma results of operations for the year ended December 31, 2000 assuming that the Eastek acquisition had been consummated as of January 1, 2000:

Year ended December 31, 2000
Revenues	$283

Net loss	$(1,465)

Basic and diluted net loss per share	$(0.16)

The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2000, nor is it necessarily indicative of future results.

d.	In December 2002, since the Company had no longer the resources to support the iSCSI operations, the Company’s Board of Directors (the “BOD”) determined to evaluate how to cease the iSCSI operations and issued dismissal letters to 9 employees. The Company recorded a one-time charge of $60 related to the cessation of iSCSI operations. Subsequent to the balance sheet date, the Company sold the iSCSI related operations in consideration of 25% of Enargis Storage Solutions Ltd. voting and profit rights. The Company has significant continuing involvement in the operations of Enargis (see also Note 15).

The Company has accounted for the 2002 dismissal of employees in accordance with Emerging Issues Task Force (“EITF”) No. 94-3 “Liability Recognition for Certain Employee Benefits and Other Cost to Exit an Activity (Including Certain Cost in Restructuring)”, (“EITF No. 94-3”) and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges (“SAB No. 100”).

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 1:    GENERAL (Cont.)

As of December 31, 2002, the major components of the 2002 restructuring plan charges were as follows:

	Original accruals	Utilized		Balance as of December 31, 2002
		Cash	Non-cash
Employees termination benefits	$35	$12	$—	$23
Amortization of deferred stock compensation	25	—	25	—
	$60	$12	$25	$23

See also Note 10d, 14c and 15.

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the Company’s revenues is generated in dollars. Additionally, the management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiary have operated. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

The affiliate’s transactions are recorded in New Israeli Shekels (“NIS”); however, the majority of the revenues of the affiliate reported using the equity method and its subsidiary is generated in dollars. In addition, a substantial portion of the affiliate’s costs is incurred in dollars. Thus, the affiliate management believes that the functional and reporting currency of the affiliate and its subsidiary is the dollar.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements of the Company and its subsidiary include the accounts of the Company and its subsidiary. Intercompany balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, originally purchased with maturities of three months or less.

e.	Restricted deposit:

The restricted deposit is respect of a security for the settlement of a lawsuit (see Note 9). The Deposit is nominated in NIS and bears annual interest at an average rate of 4.9%.

f.	Investment in an affiliate:

Investment in an affiliate is an investment in a company held to the extent of 20% or more (which is not a subsidiary), in which the Company can exercise significant influence over operating and financial policy. The investment in affiliate is accounted for by the equity method of accounting and in accordance with EITF 99-10 “Percentage Used to Determine the Amount of Equity Method Losses” which requires that an investor recognize equity method losses based on the ownership level of the particular investee security held by the investor, or the change in the investor’s claim on the investee’s book value.

The Company discontinues applying the equity method when its investment is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Machinery and equipment	10-33
Office furniture and equipment	6-10
Motor vehicles	15

h.	Impairment of Long-lived assets:

The Company and its subsidiary’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

i.	Intangible assets:

Through December 2001, the work force intangible asset was stated at cost, net of accumulated amortization. Amortization was calculated by the straight-line method over the estimated useful life (three years).

On January 1, 2002, the Company assigned the outstanding balance of workforce to goodwill (see also Note 1c).

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to the Company’s reporting unit was tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using management projections and estimates.

During 2002, the Company performed the required impairment tests of goodwill’s fair value. Based on management assessment, at December 31, 2002, the entire goodwill was impaired and was written off.

j.	Research and development costs:

Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs, net of grants received, are charged to the statement of operations as incurred.

k.	Royalty-bearing grants:

Royalty-bearing grants from the Office of the Chief Scientist (“OCS”) for funding approved research and development projects are recognized at the time the Company and its subsidiary are entitled to such grants, on the basis of the related costs incurred. Such grants are recorded as a reduction of research and development costs (see Note 14a).

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company and its subsidiary have derived revenues from research and development services to an affiliate, licensing fees for their products, maintenance and hardware. The Company and its subsidiary sell their products primarily through its direct sales force.

Research and development services to an affiliate are recognized according to milestones determined in an agreement.

Maintenance revenues are deferred and recognized on a straight-line basis over the term of the maintenance agreement.

Revenues from software license agreements are recognized when all criteria outlined in Statement Of Position (SOP) 97-2 “Software Revenue Recognition” (as amended) are met. Therefore, revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

The Company and its subsidiary do not grant a right of return to its customers. If the fee is not fixed or determinable, revenues are recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

Revenues from hardware sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, collectability is probable and no obligation remains.

m.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents and restricted deposit. The Company’s cash and cash equivalents and restricted deposit are deposited in U.S. dollar in major banks in Israel and in the U.S. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company and its subsidiary investments are financially sound and, accordingly, minimal risk exists with respect to these investments.

The Company and its subsidiary has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

n.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

All outstanding convertible debentures, stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are antidilutive for all periods presented. The total weighted average number of Ordinary shares related to convertible debentures, options and warrants excluded from the calculation of diluted net loss per share were 1,125,674, 1,109,328 and 1,570,193 for the years ended December 31, 2002, 2001 and 2000, respectively.

o.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits. Severance pay expenses for the years ended December 31, 2002, 2001 and 2000, were $29, $33 and $81, respectively.

p.	Accounting for stock based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, “Accounting for Stock Based Compensation Transmission and Disclosure—an amendment of FASB Statement No. 123” (“SFAS No. 148”). SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As of the balance sheet date, the Company continues to apply APB No. 25.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding the Company’s net loss and net loss per share is required by statement of financial accounting Standard No. 123 “Accounting for stock based compensation” (“SFAS No. 123”) and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2002, 2001 and 2000 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	1.18	1.25	0.96
Risk-free interest	2%	5%	6%
Expected life of up to	4 years	4 years	4 years

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,
	2002	2001	2000
Net earning (loss) available to Ordinary shares—as reported	$(2,370)	$(3,481)	$(1,389)
Add: Stock-based employee compensation—intrinsic value	89	133	15
Deduct: Stock-based employee compensation—fair value	(187)	(369)	(285)

Pro forma:
Pro forma Net loss	$(2,468)	$(3,717)	$(1,659)

Basic and diluted loss per share as reported	$(0.21)	$(0.37)	$(0.16)

Basic and diluted pro forma net loss per share	$(0.23)	$(0.42)	$(0.19)

q.	Income taxes:

The Company and its subsidiary account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiary in estimating their fair value disclosure for financial instruments:

The carrying values of cash and cash equivalents, restricted deposit, and trade payables approximate their fair value due to the short-term maturity of such instruments.

s.	Reclassification:

Certain amounts from prior year referring to balances of cash and cash equivalents and restricted deposit have been reclassified to conform with the current period presentation.

t.	Impact of recently issued accounting standards:

In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company can not estimate the impact of the adoption of SFAS No. 146 on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

As of December 31, 2002, the Company has not yet determined what effect, if any, FIN 46 will have on its consolidated financial statements.

NOTE 3:    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2002	2001
Prepaid expenses	$21	$48
Government authorities	7	13
Employees	—	48
Other	2	—

	$30	$109

NOTE 4:    INVESTMENT IN AN AFFILIATE

Investment in StoreAge:
Investment in Ordinary shares of affiliate in January, 1999 (representing 31% of voting rights as of December 31, 2002 and 2001)	$—	(*)	$	— (*)
Investment in Preferred shares of affiliate in December, 2000 (representing 7.9% of voting rights as of December 31, 2002 and 2001)	4,220			4,220
Equity losses	(4,220)			(2,970)

Total investment (representing 38.9% of voting rights as of December 31, 2002 and 2001)	$—			$1,250

(*)	Represents an amount lower than $1.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 5:    PROPERTY AND EQUIPMENT, NET

	December 31,
	2002	2001
Cost:
Machinery and equipment	$77	$73
Office furniture and equipment	76	74
Motor vehicles	42	47

	195	194

Accumulated depreciation:
Machinery and equipment	44	21
Office furniture and equipment	60	58
Motor vehicles	35	27

	139	106

Depreciated cost	$56	$88

Depreciation expenses for the years ended December 2002, 2001 and 2000 amounted to approximately $33, $30 and $143, respectively.

As for charges, see Note 9b.

NOTE 6:    WORK FORCE, NET

	December 31,
	2002	2001
Work force	$—	$291
Less—accumulated amortization	—	105

Amortized cost	$—	$186

Amortization expense (included in “General and administrative expenses”) for the years ended December 2001 and 2000 amounted to $97 and $8, respectively.

See also Note 2i.

NOTE 7:    OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2002	2001
Employees and payroll accruals	$75	$68
Government authorities	4	13
Provision for litigation and others	50	322
Accrued expenses and others	84	143

	$213	$546

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 8:    FINANCING ARRANGEMENTS

a.	Long-term bank loans:

	December 31,
	2002		2001
	Interest rate	Amount	Interest rate	Amount
U.S. dollar	2.9%	$1	2.9%	$11
Less—current maturities		1		10

		$—		$1

As for charges see Note 9b.

b.	Convertible debentures:

In December 2000, the Company issued to investors, convertible debentures and warrants to purchase 300,000 Ordinary shares in consideration of $3,000. The Debentures were convertible, all or in part, at any time in which these debentures were outstanding, into the Company’s Ordinary shares, at a price per share of $3. The warrants granted were exercisable into the Company’s Ordinary shares at any time until December 2003 at a price per share of $4.5.

The discount on convertible debentures at the date of grant amounted to $145.

The Company accounted for these convertible debentures in accordance with Emerging Issues Task Force No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”) and Emerging Issues Task Force No. 00-27 “Application of EITF Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”). There was no beneficial conversion feature at the date of grant.

In December 2001, the Company signed an agreement with its lenders according to which the Company converted $2,427 of the principal amount into 1,797,646 Ordinary shares at a price per share of $1.35 and prepaid the remaining principal in the amount of $573. In addition, the lenders agreed to the cancellation of the warrants granted as part of the convertible debenture agreement.

The Company accounted for the adjustments resulted from the inducement conversion offer of the debentures and the cancellation of the warrants in accordance with Statement of Financial Accounting Standard No. 84 “Induced Conversions of Convertible Debt” (“SFAS No. 84”).

Accordingly, the Company recorded in 2001, $1,346 as financial expenses related to the beneficial conversion feature from the induced conversion offer and additional $145 in respect of the discount on the convertible debentures.

During the year ended December 31, 2002, the Company recorded $24 issuance expenses related to the abovementioned debentures conversion.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 9:    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Litigations:

1.	The Company, certain of its officers and directors and the underwriters of the Company’s August 1993 public offering were defendants in a purported class action and two related cases which were filed in the United States District Court for the Eastern District of New York in September 1993, August 1994 and February 1995. The plaintiffs’ complaints alleged that the Company violated Section 12(2) of the Securities Act of 1933, as well as Section 10(b) and Section 20 of the Securities Exchange Act of 1934 by failing to disclose early enough that revenues in both the Company’s European and United States markets were declining and that the Company was struggling to maintain its growth margins at past levels.

The plaintiffs also contended that the Company falsely stated that it had successfully integrated a newly acquired business, the Decision Data Division, into the Company’s operations.

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

The fair value for these warrants was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions: risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company’s Ordinary shares of 1.369 and a weighted-average expected life of an option of one year. During 1999, compensation of $2,809 derived from the warrant was charged to “Other expenses”.

As of December 31, 2002, 73,962 of the settlement’s warrants were exercised into the Company’s Ordinary shares. The unexercised warrants were expired during the year ended December 31, 2002.

2.	A lawsuit was filed in Israel in 1995 against the Company and certain of its officers and directors alleging inadequate disclosure in prior years of the Company’s financial position, results of operations and prospects, and damages in the amount of $272. Through 2001, the Company recorded an accrual in the amount of $272 in respect of this claim.

During 2002, further to a settlement agreement between the parties, the Company has not admitted any claims and the law suit was removed for a payment of the Company to he plaintiffs amounting to $56. The Company reversed its former accrual and recorded $216 as non-recurring income (see also Note 14c).

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 9:    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	A claim was filed against NetWiz Ltd. (a former subsidiary of the Company) in respect of a breach of a lease agreement. As part of agreement for the sale of NetWiz, the Company agreed to assume the liabilities in respect of the above claim. The Company’s legal counsels estimated that the Company’s exposure does not exceed $50. The Company recorded an accrual in the amount of $50 in respect of this claim

b.	Charges:

The Company had recorded charges on some of its vehicles in favor of banks and lenders.

c.	The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2002, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“the OCS”) aggregating to $2,229 for certain of the Company’s research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

As of December 31, 2002, the aggregate contingent liability to the OCS amounted to $1,622.

NOTE 10:    SHARE CAPITAL

a.	Ordinary shares:

The Ordinary shares of the Company are quoted on OTCBB (over the counter bulletin board) in the United States.

The Ordinary shares confer upon the holders the right to receive notices of participate and vote in the general meetings of the Company and the right to receive dividends, if and when declared and the right to receive, upon liquidation, a pro rata share of any remaining assets.

b.	Warrants:

As part of the agreement for the dismissal of a lawsuit, the Company issued warrants with rights to purchase up to 886,039 of the Company’s Ordinary shares with an exercise price of $0.3 (see Note 9a).

The unexercised warrants were expired during the year ended December 31, 2002.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 10:    SHARE CAPITAL (Cont.)

c.	Stock Option Plan:

Under the Company’s 1993 Stock Option Plan (the “Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. Pursuant to the Plan, the Company reserved for issuance 1,192,929 Ordinary shares. As of December 31, 2002, 184,127 Ordinary shares of the Company are still available for future grant under the Plan. Each option granted under the Plan is exercisable until the earlier of the first vesting date from the date of grant of the option or the expiration date of the respective option plan. The 1993 option plan will expire in October 2003. The exercise price of the options granted under the plans may not be less than 85% of the fair market value of the Company’s Ordinary shares on the date of grant. The options vest primarily up to 3-4 years. Any options, which are canceled or forfeited before expiration, become available for future grants.

A summary of the Company’s stock option activity and related information:

	2002		2001		2000
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
Outstanding at the beginning of the year	1,066,803	$7.77	1,148,150	$10.90	499,138	$19.08
Granted	32,000	$3.63	26,000	$3.62	716,050	$3.63
Exercised	—	$—	—	$—	(46,930)	$4.43
Forfeited and cancelled	(90,001)	$(9.68)	(107,347)	$31.67	(20,108)	$15.91

Outstanding at the end of the year	1,008,802	$7.46	1,066,803	$7.77	1,148,150	$10.09

Exercisable at the end of the year	664,971	$9.45	553,136	$11.61	488,650	$18.83

The options outstanding as of December 31, 2002, have been separated into ranges of exercise price, as follows:

Ranges of exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2002	Weighted average exercise price
		(Years)
$3.63	719,050	4.32	$ 3.63	375,203	$ 3.63
$3.93—$5.79	123,599	3.68	$ 5.48	123,601	$ 5.49
$6.06—$8.82	112,953	2.15	$ 7.89	112,967	$ 7.89
$24.00—$28.89	5,000	1.34	$25.50	5,000	$25.50
$65.97—$67.14	48,200	0.53	$66.94	48,200	$66.94

	1,008,802		$ 7.46	664,971	$ 9.45

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 10:    SHARE CAPITAL (Cont.)

Weighted average fair values and weighted average exercise prices of options whose exercise price is equal or exceeds market price of the shares at date of grant are as follows:

	Year ended December 31,
	2002		2001
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price
Equal to market price at date of grant	$—	$—	$—	$—

Exceeds market price at date of grant	$0.74	$3.63	$0.92	$3.62

During 2000, StoreAge’s employees status was changed from employees to non-employees. resulted by the decrease in the Company’s equity interest in StoreAge (see Note 1b), and the de-consolidation of StoreAge. Additionally, during 2001, three employees of the Company became StoreAge’s employees.

Consequently, Options granted to the aforementioned employees were remeasured at the date of change in status under the fair value method, according to FIN No. 44 and SFAS No. 123.

The fair value for these options was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions for each of the three years in December 31, 2002, 2001 and 2000: risk-free interest rates of 2%, 5% and 6%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 1.18, 1.25 and 0.96, respectively, and a weighted-average expected life of an option of four years for each year. The weighted average fair value of these options is $0.18, $0.93 and $1 per option for 2002, 2001 and 2000, respectively.

Compensation expenses of approximately $29 and $0 were recognized during the years ended December 31, 2001 and 2000, respectively.

Due to immateriality, no compensation expenses were recorded during 2002 with respect to StoreAge’s employees options.

d.	Restricted shares:

As part of the acquisition of Eastek, the Company granted a key employee of Eastek 100,000 shares placed in escrow which according to the employment, agreement should be released annually in three installments of 30,000 shares, 35,000 shares, and 35,000 shares as an incentive to his employment with the Company.

The Company accounted for this transaction in accordance with EITF 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”. Accordingly, the Company recorded deferred stock compensation in the amount of $237, to be amortized to the statement of operations over the vesting period. Compensation expenses in 2002, 2001 and 2000 amounted to $89 $133 and $15, respectively.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 10:    SHARE CAPITAL (Cont.)

During 2002, as part of the ceassion of the iSCSI operations, the employee was dismissed. In accordance with his employment agreement, the Company released all shares from escrow.

e.	Dividends:

Dividends, when declared, will be paid in New Israeli Shekels (“NIS”). Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 11:    INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results of the Company and its Israeli subsidiary for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are prepared in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/U.S. dollar exchange rate results in a difference between taxable income and the income before taxes reported in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company and its Israeli subsidiary have not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

b.	Loss before taxes on income, equity in losses of an affiliate and minority interest in losses of subsidiary amounted to $1,120, $2,604 and $2,129 in the years ended December 31, 2002, 2001 and 2000, respectively. All these losses are domestic.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2002	2001
Tax loss carryforward	$12,944	$12,545
Reserves and allowances	4	9

Net deferred assets before valuation allowance	12,948	12,554
Valuation allowance	(12,948)	(12,554)

Net deferred tax asset	$—	$—

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 11:    INCOME TAXES (Cont.)

As of December 31, 2002, the Company has provided a valuation allowance in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulted from the Company’s accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

e.	Tax loss carryforward:

As of December 31, 2002, the Company has carryforward tax losses in the amount of approximately $35,954, which may be carried forward and offset against taxable income in the future for an indefinite period.

In addition, the Company has accumulated capital losses for tax purposes carryforward in a total amount of $30,975, which may offset against future capital gain for tax purposes for an indefinite period. The Company did not provide a deferred tax asset related to the capital losses balance.

NOTE 12:    RELATED PARTIES

During 2000, the Company signed an agreement with its affiliate StoreAge, according to which, the Company will provide StoreAge iSCSI capabilities to StoreAge’s products in consideration of $200, according to the milestones as defined in the agreement.

During 2001, the Companies agreed to modify this agreement with an additional consideration of $196.

The terms of this agreement were expired during the year ended December 31, 2002.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 13:    GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business) and follows the requirements of Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”).

The following presents total revenues on the basis of the location of the end customers for the years ended December 31, 2002, 2001 and 2000 and long-lived assets as of December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
Sales to unaffiliated customers:
United States	$54	$19	$41
Israel	8	64	40
Europe	—	—	15

	$62	$83	$96

Long-lived assets:
Israel	$56	$274	$346

NOTE 14:    SELECTED STATEMENTS OF OPERATIONS DATA

	Year ended December 31,
	2002	2001	2000
a. Research and development expenses, net:

Total costs	$548	$479	$1,328
Less—royalty-bearing grants	—	—	(403)

	$548	$479	$925

	Year ended December 31,
	2002	2001	2000
b. Financial income (expenses), net:

Interest income	$—	$131	$389

Financial expenses:
Interest expenses	8	(170)	(67)
Foreign currency translation differences	(8)	(17)	(45)
Beneficial conversion feature and amortization of discount of convertible debentures	—	(1,491)	—

	—	(1,678)	(112)

	$—	$(1,547)	$277

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. dollars in thousands (except shares and per share data)

NOTE 14:    SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Non-recurring income, net:

	December 31,
	2002	2001
Reversed of sales taxes provision (1)	$10	$180
Reversed of a lawsuit accrual (see also Note 9a)	216	—
Loan write off	(44)	—
Restructuring charges (see also Note 1d)	(60)	—

	$122	$180

(1)	During 1999, the Company was obligated to pay sales taxes in U.S, in a total amount of $330. The Company recorded a full provision in respect of this commitment. In late 2001, the Company reached a settlement with the tax authorities in U.S. according to which the obligation was reduced to $140. The Company recorded a non-recurring income in the amount of $10 and $180 during 2002 and 2001, respectively.

NOTE 15:    SUBSEQUENT EVENTS

Subsequent to the balance sheet date the Company entered into an agreement with Enargis Storage Solutions Ltd. (“Enargis”), a new company owned and controlled by related parties, under which Enargis purchased the iSCSI related activities in consideration of 25% of Enargis voting and profit rights.

Under the terms of the agreement, the Company’s share in Enargis will not be diluted at least through June 2003, unless during this period Enargis will get financing round representing company value of at least $750,000. In addition, the Company is entitled to commissions of 3% out of future revenues derived from existing customers of the Company prior to the transaction.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002

In U.S. Dollars

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

STOREAGE NETWORKING TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of StoreAge Networking Technologies Ltd. (“the company”) and its subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel February 17, 2003	KOST FORER & GABBAY A Member of Ernst & Young Global

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,
	2002	2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,467	$18,852
Trade receivables (net of allowance for doubtful accounts of $0 and $ 36 as of December 31, 2001 and 2002, respectively)	193	80
Other current assets and prepaid expenses (Note 3)	126	195
Inventories (Note 4)	178	254

Total current assets	10,964	19,381

LONG-TERM INVESTMENTS:
Loan to employee (Note 5)	110	111
Long-term bank deposits	100	141
Long-term prepaid expenses	92	89
Others	49	—

Total Long term investments	351	341

PROPERTY AND EQUIPMENT, NET (Note 6)	1,105	1,086

Total assets	$12,420	$20,808

The accompanying notes are an integral part of the consolidated financial statements.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands (except share data)

	December 31,
	2002	2001
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1	$36
Trade payables	313	337
Employees and payroll accruals	556	508
Deferred revenues	302	—
Other current liabilities	185	97
Related party—current account (Note 11)	15	20

Total current liabilities	1,372	998

LONG-TERM LOANS, NET OF CURRENT MATURITIES	—	1

ACCRUED SEVERANCE PAY	17	—

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)	—	—

SHAREHOLDERS’ EQUITY (Note 8):
Ordinary shares of NIS 0.01 par value— Authorized: 35,981,370 shares at December 31, 2002 and 2001; Issued and outstanding: 5,025,000 shares at December 31, 2002 and 2001	12	12
Preferred A shares of NIS 0.01 par value— Authorized: 3,537,790 shares at December 31, 2002 and 2001; Issued and outstanding: 3,537,790 shares at December 31, 2002 and 2001;
Aggregate liquidation preference of approximately $ 3,200 at December 31, 2002 and 2001	9	9
Preferred B shares of NIS 0.01 par value— Authorized: 10,480,840 shares at December 31, 2002 and 2001; Issued and outstanding: 7,605,836 at December 31, 2002 and 2001; Aggregate liquidation preference of approximately $29,000 and $27,000 at December 31, 2002 and 2001, respectively	18	18
Additional paid-in capital	27,145	27,145
Accumulated deficit	(16,153)	(7,375)

Total shareholders’ equity	11,031	19,809

Total liabilities and shareholders’ equity	$12,420	$20,808

The accompanying notes are an integral part of the consolidated financial statements.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. Dollars in thousands

	Year ended December 31,
	2002	2001
Revenues	$722	$683
Cost of revenues	270	307

Gross profit	452	376

Operating expenses:
Research and development	3,760	3,212
Sales and marketing, net	4,498	1,404
General and administrative	1,099	979

Total operating expenses	9,357	5,595
Operating loss	8,905	5,219
Financial income, net	(132)	(748)
Other expenses	5	16

Net loss	$8,778	$4,487

The accompanying notes are an integral part of the consolidated financial statements.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. Dollars in thousands (except share data)

	Ordinary shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
	Shares	Amount	Shares	Amount
Balance as of January 1, 2001	5,025,000	$12	7,797,058	$19	$16,900	$(2,888)	$14,043
Issuance of Preferred B shares and warrants, net	—	—	3,346,568	8	10,243	—	10,251
Stock compensation related to options granted to consultants	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	(4,487)	(4,487)

Balance as of December 31, 2001	5,025,000	12	11,143,626	27	27,145	(7,375)	19,809
Net loss	—	—	—	—	—	(8,778)	(8,778)

Balance as of December 31, 2002	5,025,000	$12	11,143,626	$27	$27,145	$(16,153)	$11,031

The accompanying notes are an integral part of the consolidated financial statements.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2002	2001
Cash flows from operating activities:
Net loss	$(8,778)	$(4,487)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	562	328
Loss on sale of property and equipment	5	16
Increase in trade receivables	(113)	(27)
Decrease (increase) in other current assets and prepaid expenses	70	(24)
Decrease (increase) in inventories	76	(152)
Increase (decrease) in trade payables	(80)	70
Increase in other current liabilities	438	256
Related party	(5)	(76)
Accrued severance pay, net	17	—
Other	—	5

Net cash used in operating activities	(7,808)	(4,091)

Cash flows from investing activities:
Loan to employee	—	(110)
Restricted deposits	(8)	(145)
Purchase of property and equipment	(535)	(795)
Proceeds from sale of property and equipment	5	11
Lease deposits	(3)	—

Net cash used in investing activities	(541)	(1,039)

Cash flows from financing activities:
Principal payment of long-term loans	(36)	(72)
Proceeds from issuance of share capital, net	—	10,111

Net cash provided by (used in) financing activities	(36)	10,039

Increase (decrease) in cash and cash equivalents	(8,385)	4,909
Cash and cash equivalents at the beginning of the year	18,852	13,943

Cash and cash equivalents at the end of the year	$10,467	$18,852

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest	$—	$5

Purchase of fixed assets	$56	$—

The accompanying notes are an integral part of the consolidated financial statements.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in thousands (except share data)

NOTE 1:    GENERAL

a.	StoreAge Networking Technologies Ltd. (“the Company”) was incorporated in January 1999. The Company develops data storage networking solutions for open system, host independent, multi-server environments.

During 2000 the Company established a wholly owned subsidiary—StoreAge Networking Technologies Inc. (“the subsidiary”), which is engaged in the selling and marketing of the Company’s products in the United States.

b.	During 1999, the Company reached an agreement with a related company—I.I.S. Intelligent Information Systems Ltd. (“I.I.S”) to purchase by way of assignment all of the I.I.S’s activities, assets, rights and obligations in the field of fibre channel technology in consideration of 5,000,000 Ordinary shares. The assets and liabilities were transferred at their carrying amount.

As part of the aforementioned agreement, the Company agreed to assume I.I.S’s obligations to pay royalties to the Office of Chief Scientist (“OCS”) on sales proceeds from products in which the OCS participates in their research and development in the field of storage.

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES

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

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. Dollars:

The Company’s transactions are recorded in new Israeli Shekels (“NIS”); however, the majority of the revenues of the Company and its subsidiary is generated in U.S. Dollars (“Dollar”). In addition, a substantial portion of the Company’s costs is incurred or denominated in Dollars. Company’s management believes that the Dollar is the primary currency of the economic environment in which the Company and its subsidiary operate. Thus, the functional and reporting currency of the Company and its subsidiary is the Dollar.

Accordingly, monetary accounts maintained in currencies other than the Dollar are remeasured into U.S. Dollars in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

As of December 31, 2002 and 2001, no inventory write off was recorded.

Cost is determined as follows:

Raw materials and parts—using the “first-in, first-out” method.

Finished products—on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

f.	Long-term bank deposits:

Bank deposits with maturities of more than one year are included in long-term investments, and presented at their cost.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and peripheral equipment	33
Office furniture	6-15
Motor vehicles	15
Leasehold improvements	over the term of the lease

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of financial Accounting Standard No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During 2002, no indication of property and equipment impairment was found.

h.	Research and development costs:

Statement of Financial Accounting Standards (“SFAS”) No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

i.	Warranty costs:

The Company provides a warranty of up to 12 months for its hardware modules at no extra charge. A provision is recorded for estimated warranty costs based on the Company’s experience.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Income taxes:

The Company and its subsidiary account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”. This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

k.	Revenue recognition:

The Company derives its revenue from sales of hardware, license fees of its products, training, installation maintenance and support fees. The Company sells its products primarily through its direct sales force and indirectly through distributors.

The Company adopted Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended. SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,” for all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company does not grant a right of return to its customers.

When contracts contain multiple elements wherein VSOE of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the “Residual Method” prescribed by SOP 98-9. Maintenance and support revenue included in these arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

When VSOE has not been established, revenues from license fees are recognized on a straight line basis over the term of the maintenance agreement.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company’s cash and cash equivalents are denominated in U.S. Dollars and invested mainly in major banks in Israel and in the U.S. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to customers located primarily in the U.S. and Europe. No collateral is required. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

m.	Accounting for stock based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by Statement of financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), are provided in Note 8d.

The Company applies SFAS No. 123 and Emerging Issues Task Force 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EIFT 96-18”) with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

n.	Grants and participations:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and included as a deduction of research and development costs. The Company did not receive any grants during 2002 and 2001.

The Company received non-royalty-bearing grants from the Fund for Encouragement of Marketing Activity during 2001. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of sales and marketing expenses.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (cont.)

o.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2002 and 2001 amounted to approximately $213 and $150, respectively.

p.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amount of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of long-term loans included in the balance sheets approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

q.	Impact of recently issued accounting standards:

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13,and Technical Corrections,” which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 also rescinds SFAS No. 44, “A ccounting for Intangible Assets for Motor Carriers.” SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.

SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material impact on its results of operations or financial position.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES (cont.)

In June 2002, the FASB issues SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31,2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on our results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

NOTE 3:    OTHER CURRENT ASSETS AND PREPAID EXPENSES

	December 31,
	2002	2001
Government authorities	$19	$91
Prepaid expenses	86	86
Other	21	18

	$126	$195

NOTE 4:    INVENTORIES

Raw materials, parts and supplies	$65	$178
Finished products	113	76

	$178	$254

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 5:    LOAN TO EMPLOYEE

On March 19, 2001, the Company granted to a key employee a loan of $110 (NIS (New Israeli Shekels) 460 thousand), denominated in NIS, under the following terms:

a.	The principal is repayable on the earlier of the following events: consummation of an IPO, sale of all or substantially all of the Company’s property and assets, merger or consolidation of the Company or five years from the grant date of the loan.

b.	The loan bears interest at the greater of the change in the representative exchange rate of the U.S. Dollar during the loan period or the change in the Israeli CPI plus annual interest of 4%.

The accrued interest is repayable upon the repayment of the principal of the loan.

c.	On November 6, 2002 the loan terms have been modified so that the balance will carry interest at an annual rate of 3.5% and the principal amount will be linked to the U.S. dollar. The accrued interest is repayable upon the repayment of the principal of the loan.

NOTE 6:    PROPERTY AND EQUIPMENT

	December 31,
	2002	2001
Cost:
Computers and peripheral equipment	$1,616	$1,096
Office furniture	222	154
Motor vehicles	281	296
Leasehold improvements	21	47

	2,140	1,593
Accumulated depreciation	(1,035)	(507)

Depreciated cost	$1,105	$1,086

NOTE 7:    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is committed to pay royalties to the Israeli Ministry of Industry and Trade (“the OCS”), amounting to 3%-5% of the proceeds from sales of products in which the Government participated in their research and development by way of grants. The commitment is determined on a product-by-product basis, in an amount not to exceed the total of the grants received (linked to the U.S. Dollar plus interest rate of LIBOR).

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 7:    COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Royalties paid or accrued for the year ended December 31, 2002 amounted to $26.

As of December 31, 2002, the Company has an outstanding contingent obligation including $764 assumed by the Company from I.I.S obligations (see also Note 1b) to pay royalties in the amount of $1,314.

b.	Lease commitments:

The Company and its subsidiary lease their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2006. The minimum rental payments under non-cancelable operating leases are as follows:

Year ended December 31,
2003	$285
2004	288
2005	126
2006	63

$762

Total rent expenses for the years ended December 31, 2002 and 2001 were approximately $313 and $168, respectively.

c.	Charges and guarantees:

1.	One of the Company’s motor vehicle is pledged at fixed charges in favor of a bank.

2.	The Company obtained a guarantee in the amount of $108 in order to secure its lease obligations.

3.	During 2002, the Company has provided three pledges to secure a full payment of the Company’s lease obligations in respect of leased servers.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 8:    SHAREHOLDERS’ EQUITY

a.	The rights conferred by the Company’s shares:

1.	The Ordinary shares confer upon the holders the right to receive notice, to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

2.	The Preferred shares (“A” and “B”) have the same rights as the Ordinary shares. In addition, the shares are convertible into Ordinary shares, have an aggregate preference in liquidation of $32,200 as of December 31, 2002, dividend preference, anti-dilution rights, preemptive rights, tag-along rights and preference in voting on certain matters. The Preferred shares are convertible, at the holders’ option, or upon an IPO of the Company, into Ordinary shares on a one-for-one basis.

b.	Investment agreements:

Between December 2000 through January 2001, the Company executed an investment agreement, according to which 7,605,836 Preferred B shares were issued for $3.287 per share in the aggregate of $25,000.

c.	Stock option plans:

Under the Company’s Stock Option Plans (the “Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiary.

Pursuant to the Plans, the Company reserved for issuance 4,631,545 Ordinary shares. As of December 31, 2002, an aggregate of 482,265 Ordinary shares of the Company are still available for future grant.

Each option granted under the Plans is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option plans. The options vest primarily over four years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 8:    SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity in 2002 and 2001:

	Year ended December 31,
	2002		2001
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	3,869,780	$0.46	1,877,780	$0.15
Granted	330,500	0.75	2,023,000	0.75
Exercised	—		—	—
Forfeited	(136,000)	0.75	(31,000)	0.75

Outstanding at December 31,	4,064,280	0.48	3,869,780	0.46

Exercisable options at December 31,	1,811,585	0.28	894,390	0.13

The options outstanding as of December 31, 2002, have been separated into certain exercise prices as follows:

Exercise price	Options Outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Options Exercisable at December 31, 2002	Weighted average exercise price of options exercisable
		Years
$0.10	1,703,780	7.12	$0.10	1,277,835	$0.1
0.5	40,000	7.46	0.50	20,000	0.5
0.75	2,320,500	8.72	0.75	513,750	0.75

	4,064,280	8.04	0.48	1,811,585	0.28

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 8:    SHAREHOLDERS’ EQUITY (Cont.)

Pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using the Black-Scholes Option Valuation Model with the following weighted-average assumptions for the year ended December 31, 2002 and 2001: expected volatility of 0 for each year; risk-free interest rates of 3% and 3.5%, respectively, dividend yields of 0% for each year, and a weighted-average expected life of the option of 4 and 5 years, respectively.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Pro forma information under SFAS-123:

	Year ended December 31,
	2002	2001
Net loss as reported	$8,778	$4,487

Pro forma net loss	$8,850	$4,552

d.	Options granted to consultants:

1.	The Company’s outstanding options to consultants as of December 31, 2002, are as follows:

Issuance date	Options for Ordinary shares		Exercise price per share	Options exercisable
June 2001	60,000	(*)	0.75	27,708

(*)	The options vest over four years

2.	The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes Option-Pricing Model with the following weighted-average assumptions for the years ended December 31, 2002 and 2001: risk-free interest rate of 3% and 3.5% respectively, dividend yields of 0% for each year, expected volatility of 0.5 for each year, and a contractual expected life of the warrants of approximately 4 and 5 years, respectively.

3.	Regarding the options granted to consultants, the Company recorded compensation expenses amounting to $0 and $2 for the years ended December 31, 2002 and 2001, respectively.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 8:    SHAREHOLDERS’ EQUITY (Cont.)

e.	Warrants issued to investors:

During December 2000 and January 2001, the Company issued to certain investors warrants to purchase 2,875,006 Preferred B shares at a price of $4.93 per share. The warrants are exercisable until the earlier of:

1	The Initial Public Offering of the Company’s shares for net proceeds of more than $30 million reflecting a pre-offering valuation of the Company of more than $ 150 million.

2.	The consummation of a merger, reorganization, acquisition, or sale of all or substantially all of the assets of the Company in which its current shareholders hold less than 50% of the voting power of the surviving entity and which reflects a pre-transaction valuation of more than $200 million.

3.	Three years from the closing date of the Preferred B share purchase agreement.

NOTE 9:    INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumers Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. Dollars. The difference between the annual change in the Israeli CPI and in the NIS/Dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted an “approved enterprise” status under the above law and has elected to enjoy the “alternative system of benefits”—waiver of grants in return to tax exemption. Income derived from approved enterprises is tax exempt for a period of two years out of 7-year period of benefits (based on the percentage of foreign ownership in each taxable year). Income derived during the remaining five years of benefits is entitled to reduction in tax rates. The period of benefits commences with the first year in which the company has realized a taxable income. The period of benefits relating to the approved enterprise will expire in the years 2012 through 2014.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 9:    INCOME TAXES (Cont.)

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

If the tax-exempt income attributable to the approved enterprise is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative system of benefits (currently—25%).

Income not eligible for “approval enterprise” benefits as mentioned above is taxed at the regular rate of 36%.

c.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2002	2001
Provision for vacation and severance pay	$204	$60
Amortization	113	212
Loss carryforward	3,751	2,616

Net deferred tax asset before valuation allowance	4,068	2,888
Valuation allowance	(4,068)	(2,888)

Net deferred tax assets	$—	$—

Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

d.	Net operating losses carryforward:

The Israeli Company has accumulated operating losses for tax purposes as of December 31, 2002, in the amount of approximately $5,490, which may be carried forward and offset against taxable income in the future for an indefinite period.

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 9:    INCOME TAXES (Cont.)

As of December 31, 2002, the U.S. subsidiary had approximately $4,930 in federal net operating loss carryforwards for income tax purposes, which can be carried forward and offset against taxable income for 20 years and expire until 2023.

Utilization of U.S. net operating losses may be subject to substantial annual limitation, due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NOTE 10:    SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographical areas:

The Company operates in one industry segment. Operations in Israel include research and development, selling and marketing. Operations in the United States include selling and marketing. The Company has adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”.

The following is a summary of operations within geographic areas based on customer’s location.

	Year ended December 31,
	2002	2001
Revenues from sales to unaffiliated customers:
U.S.A.	$264	$508
Europe	335	145
Others	123	30

	$722	$683

	December 31,
	2002	2001
Long-lived assets, by geographic areas:
Israel	$1,083	$1,157
United States	373	270

	$1,456	$1,427

STOREAGE NETWORKING TECHNOLOGIES LTD.

AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. Dollars in thousands

NOTE 10:    SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Major customer data as percentage of total revenues:

	Year ended December 31,
	2002	2001
Customer A	17%	31%
Customer B	—	22%
Customer C	12%	—
Customer D	10%	15%

NOTE 11:    BALANCES AND TRANSACTIONS WITH RELATED PARTY

During 2000, the Company signed an agreement with I.I.S. according to which I.I.S. will provide the Company with research and development services for the development of software in consideration of $200, according to milestones defined in the agreement. During 2001, the companies agreed to modify this agreement with an additional consideration of $150. During the year ended December 31, 2002, the Company recorded accumulated research and development costs of $80 as a result of such services.

The terms of this agreement were expired during the year ended December 31, 2002.

a.	Balances:

The balance is linked to the U.S. Dollar and does not bear interest. The balance is generally paid on a quarterly basis for certain labor costs coverage. As of the December 31, 2002, the outstanding balance to I.I.S for administration services amounts to $15.

b.	Transactions with I.I.S.:

	December 31,
	2002	2001
Administration services	$44	$112
Research and development costs	80	250

	$124	$362

Index to Exhibits:

Exhibit No.:

1.1	Memorandum of Association of the Company.*
1.2	Articles of Association of the Company, Amended and Restated as of November 19, 2000.**
4.1	Purchase and Assignment agreement between the Company and Eastek Embedded Systems (Meitav) Ltd., dated November 30, 2000.**
4.2	Employment Agreement of Danny Shavit, dated November 30, 2000.**
4.3	Summary English Translation from the original Hebrew of a Lease Agreement entered into between the Company and West End Technology Investments Ltd., for office space located at 33 Jabotinsky Street, Ramat Gan, Israel, dated January 30, 2001.**
4.4	Shareholders’ Rights Agreement dated as of January 18, 2001 between the Company, StoreAge and certain investors.**
4.5	Research & Development Subcontracting Agreement effective as of October 15, 2000, between the Company and StoreAge Networking Technologies Ltd.***
8.1	List of significant subsidiaries of the Company.
12.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Consent of Kost Forer and Gabbay, a Member of Ernst & Young International.

*	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement No. 33-62862 dated August 10, 1993.
**	Incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000.
***	Incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

1