Form 20-F
period 2003-12-31
IIS INTELLIGENT INFORMATION SYSTEMS LTD
filed 2004-06-22
CIK 742358

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2003, the Registrant had 11,572,398 Ordinary Shares, NIS 0.003 par value per share, outstanding (“Ordinary Shares”).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐     No ☐

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

i

PART I

Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                    Not applicable.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

                    Not applicable.

Item 3.  KEY INFORMATION

A.  Selected Financial Data.

          The following selected consolidated financial data of the Company as of December 31, 2003 and 2002 and for the three years ended December 31, 2003, are derived from the Company’s audited consolidated financial statements which are included in this Annual Report and have been prepared in accordance with U.S. GAAP.  The selected consolidated financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 have been derived from audited consolidated financial statements not included in this Annual Report and have also been prepared in accordance with U.S. GAAP.  The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5 (Operating and Financial Review and Prospects), and the Consolidated Financial Statements included elsewhere in this Annual Report.

          Since December 2000, as a result of the decline of the Company’s interest in StoreAge Networking Technologies Ltd. (“StoreAge”) to 38.9%, the Company’s and StoreAge’s operations are no longer reported on a consolidated basis and the Company’s investment in StoreAge is accounted for in accordance with the hypothetical liquidation method. Investments in affiliates are investments in companies held to the extent of 20% or more (which is not a subsidiary), in which the Company can exercise significant influence over operating and financial policy. The investments in affiliates are accounted for by the equity method of accounting and in accordance with EITF 99-10 “Percentage Used to Determine the Amount of Equity Method Losses” which requires that an investor recognize equity method losses based on the ownership level of the particular investee security held by the investor, or the change in the investor’s claim on the investee’s book value.

Statement of Operations Data (in thousands, except per share data):

	Year Ended December 31,

	1999	2000	2001	2002	2003

Sales revenues	$5,408	$96	$83	$62	—
Revenues from research and development services to affiliate	—	—	251	145	—
Maintenance and other services	547	—	—	—	—
Total revenues	5,955	96	334	207	—

Cost of sales	4,484	27	28	38	—
Cost of revenues from research and development services to affiliate	—	—	155	51	—
Inventories write off	—	—	—	—	—
Cost of maintenance and other services	429	—	—	—	—
Total cost of revenues	4,913	27	183	89	—

Gross profit	1,042	69	151	118	—
Research and development costs, net	686	925	479	548	—
Selling and marketing expenses	1,417	639	21	49	—
General and administrative expenses	1,777	899	888	577	342
Write-off of trade receivables	—	—	—	—	—
Restructuring charges	467	—	—	—	—
Impairment of goodwill	—	—	—	186	—
Non recurring income	—	—	(180)	(122)	—
Other operating income	—	—	—	—	330
Operating loss	(3,305)	(2,394)	(1,057)	(1,120)	(12)

Financial income (expenses), net from operation	173	277	(56)	—	(3)
Financial expenses from conversion of convertible debentures	—	—	(1,491)	—	—
Financial income (expenses)	173	277	(1,547)	—	(3)
Other income (expenses), net	(1,770)	(12)	—	—	—
Loss before equity in losses of affiliate and minority interest in losses of subsidiaries	(4,902)	(2,129)	(2,604)	(1,120)	(15)
Income taxes	—	—	—	—	—
Equity in losses of affiliate	—	—	(877)	(1,250)	(20)
Minority interest in losses of subsidiary	55	740	—	—	—
Net loss	$(4,847)	$(1,389)	$(3,481)	$(2,370)	$(35)

Basic and diluted net earnings (loss) per share	$(0.55)	$(0.16)	$(0.37)	$(0.21)	$(0.00)
Weighted average number of shares used in computing basic and diluted net earnings (loss) per share (in thousands)	8,860	8,901	9,409	11,485	11,572

	At December 31,

Balance Sheet Data (in thousands):	1999	2000	2001	2002	2003

Working capital	$5,590	$2,254	$1,024	$198	$212

Cash and cash equivalents	7,350	3,077	1,512	397	133
Total assets	8,496	6,349	3,233	549	335
Short-term bank credits	68	10	10	1	—
Long-term debt	122	2,839	1	—	—

Shareholders’ equity	$2,757	$1,882	$2,535	$252	$217

B.  Capitalization and Indebtedness.

                    Not applicable.

C.  Reasons for the Offer and Use of Proceeds.

                    Not applicable.

D.  Risk Factors.

          An investment in the Company involves a high degree of risk.  The following risk factors should be considered carefully in evaluating an investment in the Company.  Since our only operating assets are minority holdings in StoreAge and Enargis Storage Solution Ltd. (“Enargis”), a number of the following risks relate to the Company’s investment in, and affiliation with, StoreAge and Enargis.

          Our board of directors has proposed to shareholders to approve the voluntarily liquidation of the Company.  The board of directors of the Company has proposed to the shareholders to approve the voluntary liquidation of the Company.  The only operating assets of the Company are minority holdings in StoreAge and Enargis.  As of June 15, 2004 the Company had approximately $200,000 in cash and short-term investments and no foreseeable prospects of income.  The Company believes that it is in its best interests and those of its shareholders not to use the Company’s remaining cash to pay legal, auditing, listing fees, director fees, to maintain directors and officers liability insurance and other ongoing company expenses which can be avoided or reduced by voluntary liquidation, without harming the ability to realize the Company’s minority holdings in StoreAge and Enargis. The only remaining purpose of the Company is to achieve the greatest possible return on these assets. The Company believes that its holdings in StoreAge may have significant value but the current realization value is not attractive. From time to time StoreAge has been involved in contacts with prospective purchasers but these contacts have not yet resulted in any definitive offer or agreement. Consequently, it would be beneficial to the Company and its shareholders to continue to hold this asset until an attractive exit alternative presents itself and the voluntary liquation of the Company would allow the Company to continue to manage this investment at the lowest possible cost until such time.  Without voluntary liquidation, the financial resources of the Company may be depleted by the end of 2004. In addition, due to the Company’s financial situation, it has not been able to retain most of its directors and to locate new directors in order to comply with applicable legal requirements. See Item 4 – Information on the Company - A. Proposal for Voluntary Liquidation and Item 6 – Directors, Senior Management and Employees.

          In addition, due to the possible material effects of the proposed voluntary liquidation on the financial statements of the Company, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s auditors were unable to, and do not express an opinion on the Company’s financial statements for the fiscal year ended December 31, 2003.  See the Company’s Consolidated Financial Statements included herewith.

          If the voluntary liquidation of the Company is approved, our shares will cease to be publicly traded and no transfer of our shares will be permitted without the consent of the liquidators.  Under Israeli law, upon approval of the voluntary liquidation by our shareholders no transfer of shares will be permitted without the consent of the liquidators.  Consequently, there will be no public market for our shares.  See Item 4 – Information on the Company - A. Proposal for Voluntary Liquidation.

          We depend on StoreAge’s future success for future income.  We are almost entirely dependent on the success of our StoreAge affiliate for future income and profits. We cannot assure you that StoreAge will prove commercially successful, or that our investment in StoreAge will be profitable. To date, StoreAge’s revenues have been very limited.

          We have a history of substantial recurring losses and have no current prospects of revenues.  We lost approximately $ 35,000 during the year ended December 31, 2003, $2.4 million during the year ended December 31, 2002, $3.5 million during the year ended December 31, 2001, $1.4 million during the year ended December 31, 2000, and $4.8 million during the year ended December 31, 1999.  Our ability to achieve any future profits or gains depends entirely on the ability to realize significant value from our minority holdings in StoreAge and Enargis.

          Since we have a minority ownership interest in StoreAge and Enargis, our interest in StoreAge’s and Enargis’ profits and our ability to direct their business affairs are limited.  Our interest in StoreAge was reduced following StoreAge’s private placement, completed in January 2001, to a 38.9% ownership interest (approximately 30% on a fully diluted basis) (and may be further reduced). Cisco Systems, Inc., CDC Holdings Ltd., Morgan Keegan Entities, Genesis Partners, Koonras Technologies Ltd., The Challenge Fund and Ophir Tech Ltd. (together, the “Private Investors”), hold the remaining 61.1% ownership interest.  A substantial portion of our holdings in StoreAge is in ordinary shares which are inferior to the preferred shares held by the Private Investors.  Because we hold a diminished percentage interest in StoreAge, our shareholders also have a smaller indirect interest in StoreAge.  We also do not control the board of directors of StoreAge.  In addition, future financing needs of StoreAge are likely to require additional private or public equity financing, thus further diluting our ownership percentage.  The significant ownership interest in StoreAge held by the Private Investors (which may be increased) and the rights granted to the Private Investors, including preferences in liquidation and receipt of dividends, registration rights and various negative covenants, will reduce the flexibility that we will have in the operation and any future disposition of StoreAge.

          We have very limited cash resources and any additional raising of capital may lead to significant dilution. Since we presently do not expect to conduct future business other than holding minority interests in StoreAge and Enargis, we believe that our existing cash on hand will be sufficient to meet our working capital requirements, including normal capital expenditures, until at least December 31, 2004.  In the event that we are unable to sell our holdings in StoreAge or Enargis by the time our financial resources are depleted, we may have to raise additional financing.  Any additional financing may not be available when required or at acceptable terms and may result in significant dilution to our shareholders.

          Future capital needs of StoreAge and Enargis will result in dilution of our holdings. As far as the Company is aware, StoreAge’s existing cash on hand will be sufficient to meet its working capital requirements, including normal capital expenditures, for at least the next 12 months. Enargis has been funded primarily from shareholder loans which are subject to repayment on demand.  Continued losses could reduce StoreAge’s and Enargis’ working capital and cash equivalents, which could adversely affect their future operations unless they secure additional financing. In addition, StoreAge and Enargis may need to raise funds in order to finance their sales and marketing operations. If financing is not available when required or is not available on acceptable terms, StoreAge and Enargis may be unable to take advantage of business opportunities or respond to competitive pressures; however, the dilution resulting from any additional equity financing to StoreAge and Enargis will decrease the value of our holdings in such companies.

          Competition from other companies that have greater resources than StoreAge and Enargis could adversely affect them.  The markets in which the products of StoreAge and Enargis are being sold, especially in the United States, are highly competitive.  Most of the competitors of StoreAge and Enargis have substantially greater financial, technical and marketing resources than these companies.

          Our business prospects may suffer if StoreAge and Enargis are unable to keep up with the rapid technological developments in the storage industry.  The market for StoreAge’s and Enargis’ products is characterized by rapidly changing technology and evolving industry standards.  The introduction of new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. StoreAge’s ability to anticipate such changes and to develop and introduce successfully new and enhanced products on a timely basis will be a very significant factor in its ability to grow and to remain competitive.  StoreAge will need to make substantial expenditures (including commitments to pay royalties) for research, development and introduction of new products.  If either StoreAge or Enargis is unable, for technological or other reasons, to develop products in response to changes in the industry, its business and our prospects will be materially and adversely affected.  We cannot assure you that StoreAge and Enargis will not encounter technical or other difficulties that could delay the introduction of new products in the future.  If either StoreAge or Enargis is unable to introduce new products in response to changes in the industry, its business and the value of our holdings in such company will be materially and adversely affected.

          If there are changes in StoreAge’s and Enargis’ future customers’ requirements, their business may suffer.  The markets for computer and storage technology equipment are changing rapidly and often unpredictably.  Changes in customer requirements and preferences, introduction or modification of new industry standards, or variations in the relative cost-effectiveness of different storage technology solutions could adversely affect its growth and future financial performance. If future customer requirements differ from those projected by StoreAge and Enargis, their future product sales would be adversely affected.

          We currently do not comply with Israeli law board of directors and audit committee requirements. The Israeli Companies Law requires that we have at least two external directors who comply with certain criteria. In addition, the Israeli Companies Law requires that our audit committee must be composed of at least three directors, including both external directors. The chairman of the board of directors, any director employed by or otherwise providing services to us, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.  Since April 2003, we have not complied with these requirements due to the resignation of certain directors and our inability to attract additional directors. Since April 1, 2004 we do not maintain directors and officers insurance due to the cost involved.  We can give no assurance that we shall be able to retain existing directors or attract new directors in order to comply with the applicable statutory requirements.  See “Item 6. Directors, Senior Management and Employees.” In addition, none of the members of our audit committee meets the definition of an audit committee financial expert, as defined in Item 16A of Form 20-F.

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

          A substantial number of our shares can be sold in the future under Rule 144, which could lower the price of our shares.  Existing shareholders may sell Ordinary Shares pursuant to Rule 144 promulgated under the Securities Act of 1933, or otherwise.  Such sales could adversely affect the price of the Ordinary Shares. We cannot predict the effect that future sales of the Ordinary Shares, or the availability of the Ordinary Shares for future sales, will have on the market price of the Ordinary Shares.  Prevailing market prices for the Ordinary Shares could drop if substantial amounts of the Ordinary Shares are sold, or if others perceive that such sales could occur.

          The delisting of our Ordinary Shares from the Nasdaq SmallCap Market has decreased the liquidity and increased the volatility of our Ordinary Shares.  Our Ordinary Shares were delisted from the Nasdaq SmallCap Market effective January 23, 2003 and currently trade in the over-the-counter market.  We received a Nasdaq Staff Determination on November 4, 2002, indicating that the Company has failed to comply with either the minimum $2,000,000 net tangible assets or the minimum $2,500,000 stockholders’ equity requirements for continued listing set forth in Nasdaq Marketplace Rule 4310(c)(2)(B).  In accordance with applicable Nasdaq Marketplace rules, the Company requested a hearing, which effectively stayed the delisting.  However, after submission of materials in support of the Company’s position, Nasdaq decided to delist the Company’s Ordinary Shares from the Nasdaq SmallCap Market as of the open of business on January 23, 2003. The delisting of the Company’s Ordinary Shares from The Nasdaq SmallCap Market has materially and adversely decreased the liquidity and market price of the Ordinary Shares, and may increase both volatility and the “spread” between bid and asked prices of the shares.

          Our share price may be volatile.  The market price of our Ordinary Shares may fluctuate following the announcement of financial results or new product introductions by StoreAge or Enargis or their competitors or other matters such as military, political or economic developments in the Middle East and the market for technology stocks generally.

          Our financial results may be adversely affected by inflation and currency fluctuations.  Since our functional currency is the U.S dollar and we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations.  The majority of our expenses are paid in NIS (primarily salaries) and are influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar.  We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date.  However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.  Over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials.  Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

          Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

          Based on our current and projected income, assets and activities, we believe that we may be considered a passive foreign investment company (“PFIC”) We would be a PFIC if either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning Ordinary Shares. Accordingly, shareholders are urged to consult their tax advisors regarding the application of such rules. Additionally, our U.S. shareholders should review “Item 10.  Additional Information – Taxation- U.S. Federal Income Tax Considerations-Passive Foreign Investments Companies” for a more detailed description of the PFIC rules and how they may affect their ownership of our Ordinary Shares.

          StoreAge’s and Enargis’  proprietary technology enjoys only limited protection; third party claims of infringement could harm their business.  StoreAge has limited patent protection for its products.  StoreAge and Enargis have attempted to protect their proprietary software and other intellectual property rights through trade secrets, nondisclosure agreements and other measures. StoreAge has applied for several patents for its technology. We cannot assure you, however, that StoreAge will receive these patents and/or be able to protect its proprietary software and other intellectual property rights adequately or that competitors, all of whom have legitimate access to any non proprietary technical standards utilized by StoreAge, will not be able to develop similar technology independently. For example, a number of StoreAge’s competitors are producing or plan to produce products that incorporate Virtualization technology. Enargis does not have any patents or patent applications.

          Third parties may from time to time notify StoreAge or Enargis that it may be infringing patents owned by or proprietary rights of third parties, although no such claims are currently pending against StoreAge or Enargis.  If necessary, StoreAge or Enargis may have to seek a license under any such patent or redesign or modify its products and processes in order to avoid infringement of such patents. There can be no assurance that such a license would be available on acceptable terms, if at all, or that StoreAge or Enargis could so avoid infringement of such patents, in which case the business of , financial position and results of operations of StoreAge and Enargis could be materially and adversely affected.

          There has been substantial litigation in the technology industry regarding intellectual property rights, and litigation may be necessary to protect StoreAge’s and Enargis’ proprietary technology.  It is also possible that StoreAge and Enargis will increasingly have to litigate infringement claims with companies in the storage system market, as the number of competitive products and companies grow.  Any such claims or litigation may be time consuming and costly, cause product shipment delays, require StoreAge and Enargis to redesign or modify their products or require them to enter into royalty or licensing agreements, any of which could have a material adverse effect on their business, operating results or financial condition.  Despite their efforts to protect their proprietary rights, unauthorized parties may attempt to copy aspects of StoreAge’s and Enargis’ products or to obtain and use information that they regard as proprietary.  In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that StoreAge’s and Enargis’ means of protecting its proprietary rights will be adequate or that their competitors will not independently develop similar technology or duplicate their products or designs.

          StoreAge’s and Enargis’ business depends on a limited number of key personnel, the loss of whom could adversely affect them. The continued success of each of StoreAge and Enargis depends to a significant extent upon the performance of one of its senior executives. Neither StoreAge nor Enargis maintains key-man life insurance policies covering any of its executives. The loss of this senior executive’s services would likely have a material adverse effect on StoreAge or Enargis, as the case may be.

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

          StoreAge depends on a subcontractor to manufacture its products.  StoreAge depends on a subcontractor to manufacture its products.  StoreAge’s future results of operations will be dependent in large part upon its ability to have products manufactured and delivered promptly upon the receipt of orders and to provide prompt and efficient service to its customers. As a result, any disruption of its day to day operations, or the day-to-day operations of its subcontractor, could have a material adverse effect upon StoreAge. StoreAge’s operations, including, research, marketing, customer service and distribution functions, are based in and managed from a single facility in Israel. It relies on the manufacturing facilities of a subcontractor that is based in and managed from a small number of facilities in Israel. A fire, flood, earthquake or other disaster or condition affecting these facilities could disable these functions. Any such damage to, or other condition interfering with the operation of, these facilities would have a material adverse effect on the business of StoreAge and its financial position and results of operations.

          StoreAge and Enargis are subject to warranty claims for defective products.  Products offered by StoreAge and Enargis may contain defects in hardware, software or workmanship and products offered by Enargis may contain software defects, in each case, that remain undetected until after commercial shipment.  Any loss or delay in customer or market acceptance attributable to such defects or any material replacement or repair expenses due to any such defects could have a material adverse effect on their business, financial position and results of operations.

          Planned international expansion by StoreAge and Enargis will expose them to new risks.  Both StoreAge and Enargis intend to expand their operations internationally.  These efforts will require significant management attention and financial resources.  There can be no assurance that these efforts will be successful.  Although sales are effected in U.S. dollars, international sales are subject to a number of risks, including longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, the burden of complying with a variety of foreign laws, potentially adverse tax consequences, currency fluctuations, the imposition of currency exchange or price controls, and political and economic instability abroad.

          Enargis has not achieved significant sales and its future is uncertain. Since its incorporation, Enargis has been financed by shareholder loans from related party, West End Technology Investments Ltd. (“West End”), which is owned and controlled by Robi Hartman, our Chairman of the Board and Chief Executive Officer and has not raised any funds through an external financing.  Also Enargis has not attained significant sales revenues.  In the event that Enargis does not succeed in raising funds in the near future, and West End ceases to finance it, it will be required to cease its operations. As of May 31, 2004 Enargis owes West End in excess of $112,000 with respect to shareholder loans.  These loans are secured by charges on the assets of Enargis and are subject to repayment on demand.  In addition, as of May 31, 2004 Enargis owes approximately $205,000 to officers and directors for unpaid compensation.

Risk Factors Relating to Our Operations in Israel

          Conducting business in Israel entails special risks.  We are incorporated under the laws of, and our executive offices and research and development facilities, and those of StoreAge and Enargis, are located in, the State of Israel.  Although most of StoreAge’s and Enargis’ sales are made to customers outside Israel, it is nonetheless directly affected by the political, economic and military conditions affecting Israel.  Any of StoreAge’s manufacturing operations would be heavily dependent upon components imported from outside of Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations and that of StoreAge and Enargis.  Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries.  While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Since September 2000, Israelis and Palestinians have been engaged in violent conflict and the peace process between the parties has stagnated. Efforts to resolve the problem have failed to result in an agreeable solution. Since 2002 there has been a marked deterioration in the conflict, which culminated in several lethal suicide attacks in Israel and in response the Israeli Army called up a large number of reserve duty soldiers and has made incursions into most Palestinian-controlled cities and towns.  The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and may have a material adverse effect on our business and that of StoreAge and Enargis.  Further deterioration of hostilities might require more widespread military reserve service by our and StoreAge’s and Enargis’ employees that may have a material adverse effect on our business and that of StoreAge and Enargis.  In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on StoreAge.

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

Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consisted of more than one class of shares, the approval of each class is also required. In certain cases, court approval is also required.  Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar.  The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company.  This rule does not apply if there is already another 25% shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company.  These rules may not apply if the acquisition is made by way of a merger. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.  Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition.  In addition, a significant body of case law has not yet developed with respect to many aspects of the new Companies Law.  Until this happens, uncertainties will exist regarding its interpretation.

Item 4.  INFORMATION ON THE COMPANY

A.  Proposal for Voluntary Liquidation

          The board of directors of the Company has proposed to the shareholders to approve the voluntary liquidation of the Company.  The shareholders meeting is due to convene in July 2004. The only operating assets of the Company are minority holdings in StoreAge and Enargis. As of June 15, 2004 the Company had approximately $200,000 in cash and short-term investments and no foreseeable prospects of income.  The Company believes that it is in its best interests and those of its shareholders not to use the Company’s remaining cash to pay legal, auditing, listing fees, director fees, to maintain directors and officers liability insurance or for other ongoing company expenses which can be avoided or reduced by voluntary liquidation, without harming the ability to realize in the future the value of the Company’s minority holdings in StoreAge and Enargis. The only remaining purpose of the Company is to achieve the greatest possible return on these assets.  The Company believes that its holdings in StoreAge may have significant value but the current realization value is not attractive. From time to time StoreAge has been involved in contacts with prospective purchasers but these contacts have not resulted in any definitive offer or agreement. Consequently, it would be beneficial to the Company and its shareholders to continue to hold this asset until an attractive exit alternative presents itself and the voluntary liquation of the Company would allow the Company to continue to manage this investment at the lowest possible cost until such time.  Without voluntary liquidation, the financial resources of the Company may be depleted by the end of 2004.  In addition, due to the Company’s financial situation, it has not been able to retain most of its directors or to locate new directors in order to comply with applicable legal requirements.

     The Board of Directors carefully reviewed the business affairs of the Company and all the directors were of the opinion that the Company can pay its debts within twelve months from the commencement of the voluntary liquidation.  This is in part due to the fact that the directors and Mr. Robi Hartman, the current Chairman of the Board of Directors and CEO of the Company, who have not received any compensation from the Company since April 2003 have agreed that this compensation will be paid only from receipt of proceeds from the sale/exit of the Company’s holdings in StoreAge or Enargis or from raising additional financial resources.

The directors of the Company have agreed to file the appropriate affidavit of solvency with the Israeli Registrar of Companies prior to convening the general meeting of shareholders and, consequently, the voluntary liquidation, if approved by the Company’s shareholders, can be performed by the liquidators without court intervention.

The Board of Directors has recommended that two of the current directors of the Company, Robi Hartman and Aharon Jacobowitz, act as liquidators of the Company.  Messrs. Hartman and Jacobowitz are both familiar with the business of the Company and its holdings in StoreAge and Enargis and Mr. Hartman has an incentive to maximize shareholder value due to his shareholding in the Company (currently 14.48% on a fully diluted basis).  All decisions will require the consent of both liquidators.  The Board of Directors proposes that the fee of the liquidators shall be $1,000 per month (plus VAT, if applicable), each commencing from the appointment of the liquidation at the Meeting and until distribution of all proceeds of the liquidation to the shareholders of the Company.  This fee will be paid only out of the proceeds of the liquidation.   This will constitute a significant saving of the operating expenses of the Company. In addition, the Company proposes that (i) Aharon Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by the shareholders of the Company is above $0.50 per share, $50,000 (plus VAT, if applicable) if the gross proceeds received by the shareholders of the Company is above $1.00 per share and $75,000 (plus VAT, if applicable) if the gross proceeds received by the shareholders of the Company is above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus $100,000 (plus VAT, if applicable) if the gross proceeds received by the shareholders of the Company is above $1.30 per share.   Mr. Hartman will continue to receive compensation from StoreAge as long as he acts as the Chairman of the Board and/or acting Chief Financial Officer of StoreAge and the Chief Executive Officer of Enargis, as determined by StoreAge and Enargis, as the case may be.  See Item 6. Directors, Senior Management and Employees - B. Compensation.  It is further proposed that (i) the Company will indemnify the liquidators for any liability, costs and expenses (including legal costs and expenses) relating to claims or demands against them in their capacity as liquidators of the Company to the fullest extent permitted by applicable law and subject to the same restrictions and qualifications as currently applicable to indemnification of directors and officers of the Company, and (ii) the Company will waive any liabilities, claims, demands and causes of action against the liquidators in their capacity as liquidators of the Company to the fullest extent permitted by applicable law, with the exception only of actions constituting gross negligence or willful misconduct..

In connection with the voluntary liquidation (if approved by the shareholders), the Company also intends to seek no-action relief from the United States Securities and Exchange Commission with respect to certain reporting requirements under the Securities Exchange Act of 1934, as amended in order to reduce the operating costs of the Company relating to these reporting requirements.  There can be no assurance that this relief will be granted.

Under Israeli law, upon approval of the voluntary liquidation by our shareholders no transfer of shares will be permitted without the consent of the liquidators.  Consequently, there will be no public market for our shares.

In addition, due to the possible material effects of the proposed voluntary liquidation on the financial statements of the Company, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s auditors were unable to, and do not express an opinion on the Company’s financial statements for the fiscal year ended December 31, 2003.  See the Company’s Consolidated Financial Statements included herewith.

B.  History and Development of the Company.

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

          During November 2000, the Company acquired the assets of Eastek Embedded Systems (Meitav) Ltd. (“Eastek”), a private Israeli software company, to enhance its R&D capabilities in order to develop storage networking solutions for the SAN market with a focus on storage over IP [Need to define] applications.

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

          On January 25, 2001, StoreAge completed its second round of financing, raising a total of $25 million from strategic and institutional investors in a private placement in two stages:

•

In December 2000, StoreAge issued 4,259,268 Preferred B shares for a total consideration of $14 million. The Company invested $4,220,000, which included the conversion of a $543,000 loan by the Company to StoreAge in 1999, in exchange of 1,283,866 Preferred B shares. Consequently, the Company’s equity interest in StoreAge was reduced to 49%. Thus, StoreAge’s operations were de-consolidated and the Company’s investment in StoreAge was accounted for using the equity method of accounting.

•	In January 2001 StoreAge issued an additional 3,346,567 Preferred B shares for a total consideration of $11 million. The Company’s equity interest in StoreAge was further reduced to 38.9%

          On March 31, 2003, the Company sold its iSCSI operations and related assets and liabilities on an “as-is” basis to Enargis, which is owned and controlled by Robi Hartman, our Chairman of the Board and Chief Executive Officer, and Danny Shavit, our previous Chief Technology Officer. Pursuant to the agreement, the Company received a 25% ownership interest in Enargis and the Company is entitled to commissions of 3% of certain revenues derived from existing customers or customers with which the Company had an existing relationship prior to the transaction (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

          Our only assets are the 38.9% (approximately 30% on a fully diluted basis) equity ownership in StoreAge and the 25% equity ownership in Enargis. StoreAge is a leader in Storage Virtualization Management technology which develops and provides storage networking solutions to the enterprise market with a focus on Storage Area Network (SAN) architecture. Enargis designs, develops and provides enterprise storage solutions for the Internet Small Computer Systems Interface (“iSCSI”). Enargis’ products are customized software implementation projects for the development and integration of iSCSI interface into existing storage devices and a family of comprehensive IP storage testing tools, for iSCSI protocol analysis of SAN devices.  We do not have the ability to significantly influence the activities of StoreAge and Enargis either at the board of directors or shareholder levels.

          IIS was incorporated in Israel in 1980.  The executive offices of the Company are located at 33 Jabotinsky Street, Ramat Gan, Israel, its telephone number is (+972) 3-751-0007 and its facsimile number is (+972) 3-575-0595.  The Company’s agent in the United States is Brown Raysman Millstein Felder & Steiner LLP located at 900 Third Avenue, New York, New York 10022.

C.  Business Overview.

          StoreAge

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

          Enargis

          Internet Small Computer Systems Interface (“iSCSI”) is a new protocol that is expected to eventually replace the “Fibre Channel” protocol currently being used for SANs. The advantage of the iSCSI is that it works with standard Ethernet (Fast and Gigabit Ethernet), the existing enterprise networking infrastructure built over many years for a Local Area Network (“LAN”). iSCSI enables the implementation of cost-effective and high-performance storage solutions designed for the SAN over regular Ethernet offering management and transfer of storage data without sacrificing ease of access.

          IP storage is cheaper, easier to manage, and it removes the distance limitations of Fibre Channel. Microsoft’s backing of iSCSI, the adoption of standards and the appearance of iSCSI products, all point to the emergence of IP storage in 2004.

          Not even iSCSI’s most ardent supporters expect it to replace Fibre Channel in 2004, or for a long time. They predict a period of coexistence where IP storage moves into low-end SANs and is used for secondary storage. Mainly, it will replace direct attached storage in smaller companies until, eventually IP-based storage networking takes over.

          Market demand for iSCSI is quickly increasing.  A recent research forecast  by IDC entitled “Analyze The Future” predicted that the iSCSI array market will increase from $216 million in 2003 to nearly $2.48 billion by 2005, and to $5 billion in 2007. A number of factors are contributing to the growing appeal of iSCSI, including:

•	Ease of Deployment – iSCSI can be implemented anywhere IP networks are available.

•	IP Benefits – organizations can leverage the inherent management capabilities of IP including SAN management, Quality of Service, load-balancing, routing and security.

•	Based on Proven Technologies – iSCSI and Ethernet/IP are well established and enable organizations to leverage their existing IT infrastructure and knowledge.

•

Broad OS Support – Most operating systems (“OS”) vendors, including Microsoft, have pledged support for iSCSI, and the Storage Networking Industry Association’s IP Storage Forum expects that nearly all operating systems will offer iSCSI support.

Products and Systems

          StoreAge

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

          Enargis

          In June 2001, the Company launched the iSCSI SWAT (“iSWAT”™) software, an advanced suite of applications for enhanced development, testing and conformance of storage solutions based on the iSCSI communication protocol specification for the SAN.  The iSWAT is designed for developers and vendors of iSCSI products. It leverages iSCSI development and creates a single test environment that incorporates all professional features and functionality required for error injection, validation and conformance testing. It emulates iSCSI environment components and traffic to simplify and shorten development and Quality Assurance (“QA”) processes. In November 2002, the Company ceased its iSCSI operations and issued dismissal letters to nine employees, including the Company’s Chief Technology Officer, Danny Shavit. The Company recorded one time charges of $186,000 for the impairment of goodwill and another $60,000 related to the cessation of the iSCSI operations. In March 2003, we sold our iSCSI operations to Enargis in consideration of 25% of the outstanding shares of Enargis (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

          Enargis offers a family of comprehensive IP iSCSI storage testing tools. In addition, Enargis provides solution software modules that enables the integration of iSCSI into existing storage devices, thus allowing vendors to provide IP storage networking features in their products. Enargis seeks to strengthen its position as an iSCSI based solutions provider and to find cooperation with at least one major OEM partner, several channel partners and network interface card (NIC) acceleration chips developers.

          Enargis plans to perform beta installations of its storage solution products during 2004.

D.  Organizational Structure.

          The Company has one wholly-owned Israeli subsidiary, IIS Manufacturing Ltd., which is currently inactive.

          In January 1999, StoreAge, an Israeli company, was organized as our wholly-owned subsidiary and commenced development and marketing of products based on Storage Area Network Virtualization technology.  We currently hold 38.9% of the outstanding shares of StoreAge (approximately 30% on a fully diluted basis).

          In March 2003, we sold our iSCSI operations to Enargis, and as a result, we currently hold 25% of the outstanding shares of Enargis (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

E.  Property, Plants and Equipment.

          Our executive offices are currently located at 33 Jabotinsky Street, Ramat Gan, Israel, where we lease premises of 60 square meters and conduct all of our business activities. As of December 31, 2003, our annual rent was approximately $22,000, with total annual additional occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $12,000.  However, as of April 1, 2003, in connection with the sale of our iSCSI operations to Enargis (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions), we reduced our leased premises by 65%, resulting in a reduction of our annual rent and additional occupancy costs to approximately $15,050 and $8,400, respectively.

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

Legal Contingencies

          As discussed in Note 6.b to the Company’s Consolidated Financial Statements included herewith, the Company is involved in one legal proceeding.  As of December 31, 2002, management has accrued its estimates of the probable costs for the resolution of this claim.  Management arrived at this estimate after consultation with outside counsel handling the Company’s defense in this matter and is based upon an analysis of potential outcomes.  Management does not believe this proceeding will have a material adverse effect on the Company’s consolidated financial position.  It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company’s assumptions and estimates related to this proceeding or the outcome of this proceeding.

Investment in StoreAge and Enargis

          The Company currently holds a 38.9% interest in StoreAge (approximately 30% on a fully diluted basis) and a 25% interest in Enargis.  In order to determine whether its investment in StoreAge experienced a decline in value (other than a temporary decline) and therefore required an impairment charge, management evaluated its investment based on its estimates, judgments and understanding of the economic environment in which StoreAge operates.  During 2002, the Company discontinued applying the equity method when its investment in StoreAge was reduced to zero. The Company’s investment in Enargis has also been reduced to zero. The Company has not guaranteed the obligations of StoreAge and Enargis and is not otherwise committed to provide further financial support to any of these companies. See Note 2.f to the Company’s Consolidated Financial Statements included herewith.

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

          The functional currency of the Company and its subsidiaries is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future.  The majority of the Company’s operations are currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels (“NIS”); however, most of the expenses are denominated and determined in U.S. dollars.  Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”).  All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

Results of Operations

Years Ended December 31, 2003, 2002, and 2001

          Due to the cessation of the iSCSI operations in December 2002, the Company had no revenues in 2003 compared to $207,000 total revenues in 2002. In 2002, total revenues decreased by $127,000 or 38% to $207,000 compared to $334,000 in 2001.  The decrease in 2002 was mainly as a result of the end of the research and development services project with StoreAge, a reduction in demand from the blind and impaired vision market in Israel (which the Company withdrew from in 2002) and the slow entry of the Company’s iSWAT testing tool into the market.

          Revenues from sales and services to unaffiliated customers outside of Israel represented approximately 26% of revenues in 2002 and 5.7% of revenues in 2001. See Note 9 to the Company’s Consolidated Financial Statements for additional information regarding the geographic distribution of the Company’s revenues since 2001. The expanded ratio of revenues from unaffiliated customers outside Israel in 2002 is because of the reduced revenues derived from StoreAge in 2002 and the amount of such sales.

          Gross profit as a percentage of total revenues was approximately 57.0% in 2002 compared to 45.2% in 2001.  The increase in 2002 was primarily due to a reduction in cost of revenues from related parties. The decrease in 2001 was primarily due to less profitable research and development services fees from a related party (StoreAge).

          Due to the cessation of the Company’s iSCSI operations in December 2002, there were no outlays for research and development in 2003. Total outlays for research and development increased to approximately $548,000 in 2002 from approximately $479,000 in 2001. The net cost to the Company of such outlays was $548,000 in 2002 compared with $479,000 in 2001. The increase in total outlays for research and development in 2002 was primarily a result of a reduction in income from StoreAge and the Company’s efforts to bring an off-the-shelf product to be used by new entrants into the iSCSI space, thus saving time and money that would have been spent in their research and development investment to bring their product into the market.

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

          There were no selling and marketing expenses in 2003. The selling and marketing expenses in 2002 increased to approximately $49,000 (23.7% of revenues) in 2002 from $21,000 (6.3% of revenues) in 2001. The increase in selling and marketing expenses in 2002 was primarily related to the employment of a business development director (until July 31, 2002). General and administrative expenses decreased to approximately $342,000 in 2003 from approximately $577,000 in 2002 and from $888,000 in 2001. The decrease in general and administrative expenses in 2003 was primarily related to the cessation of our activities in the  iSCSI-field and dismissal of related employees in 2002 and the decrease in 2002 was primarily related to the dismissal of one employee.

          In 2002, in accordance with SFAS No.142, the Company determined that its entire goodwill was impaired and incurred a write-off of $186,000.  The Company has not recorded any goodwill in its financial statements as of December 31, 2003.

          The Company incurred non-recurring income of $122,000 in 2002, primarily as the result of the reversal of a $216,000 charge accrued in connection with settlement of a lawsuit against the Company.

          During 1999, the Company recorded a provision for an estimated obligation to pay sales taxes in the U.S, in a total amount of $330,000. In late 2001, the Company reached a compromise settlement with the tax authorities in the U.S, according to which the obligation was reduced to $140,000. As a result, the Company recorded non recurring income in the amount of $10,000 and $180,000 during 2002 and 2001, respectively.

          In 2003, the Company recorded an operating loss of approximately $12,000 compared with an operating loss of $1.12 million in 2002 and compared with $1.06 million operating loss in 2001. The 2003 operating loss reflects the cessation of the Company’s operations in the iSCSI field, one-time operating income of $330,000 derived from the settlement of a lawsuit and the absence of revenues in 2003. The 2002 and 2001 operating losses reflect the increased investment in iSCSI research and development and difficulty in generating revenues in the iSCSI field.

          During 2003 the Company reached a settlement agreement with two of its former sub contractors. In accordance with this settlement, the Company received a total amount of $330,000 in order to resolve and release its claim filed with the District court of Tel-Aviv Jaffa on 1998 against these subcontractors and the counter claim filed against the Company by the sub contractors.  The amount actually received by the Company, net of expenses was $330,000, of which $220,000 was received in 2003 and the remainder in January 2004.

          The amount of $ 330,000 was recorded as part of other operating income in the statement of operations.

          There were no taxes on our income in 2003, 2002 and 2001.  See “Effective Corporate Tax Rate”.

          As a result of the foregoing factors, the Company recorded a net loss of approximately $35,000, $2.37 million and $3.48 million in 2003, 2002 and 2001, respectively.

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

          Periodically, dependent upon inflation and other considerations, both fiscal and monetary, the Bank of Israel resets the target (middle of the range) exchange rate of the NIS in relation to a weighted basket of foreign currencies of Israel’s major trading partners and allows the actual exchange rate to float within a range determined by the Bank of Israel. During 2001, 2002 and 2003, the NIS was devalued (appreciated) approximately 7.02%, 13.02% and (1.63%), respectively, against the currency basket, and approximately 9.28%, 7.27% and (7.56%), respectively, against the U.S. dollar.  Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future.  We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

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

          As of December 31, 2003, the Company has carryforward tax losses in the amount of approximately $ 36,969,000, which may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company has accumulated capital losses for tax purposes carryforward in a total amount of $ 35,684,000, which may offset against future capital gains for tax purposes for an indefinite period. The Company did not provide a deferred tax asset related to the capital losses balance.  These losses have not been audited and approved by the relevant tax authorities.

Quarterly Results

          The Company’s operating results in the near future may vary significantly from quarter to quarter, in part because of the substantial changes in the Company’s structure and a focus on SAN channel technology.  The Company’s operating results for any particular quarter are not necessarily indicative of any future results.  The nature of the Company’s industry and business has changed, and the accelerated and unpredictable pace of new product introduction and market trends, which is expected to continue, limits management’s ability to accurately forecast short-term results of operations.  Furthermore, it is unlikely that the Company will ever be profitable in the future unless it can realize significant value from its minority holdings in StoreAge and Enargis and our board of directors has proposed to the shareholders to approve the voluntary liquidation of the Company. See Item 3 Key Information – D – Risk Factors “Our board of directors has proposed to shareholders to approve the voluntarily liquidation of the Company” and Item 4 – Information on the Company - A. Proposal for Voluntary Liquidation.

Governmental, Economic, Fiscal, Monetary or Political Factors

          Our principal offices and our principal facilities, and those of StoreAge and Enargis, are located in Israel, and each of us is directly affected by the political, economic and military conditions to which that country is subject.  Any of StoreAge’s manufacturing operations would be heavily dependent upon components imported from outside of Israel.  A substantial majority of StoreAge’s and Enargis’ future sales, if any, will be made outside of Israel.  Accordingly, our operations and those of StoreAge and Enargis could be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners were interrupted or curtailed.  In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on us and StoreAge.

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

          All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually.  Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances.  Many of our officers and employees and those of StoreAge and Enargis are currently obligated to perform annual reserve duty.  While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of such obligations.

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

          As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during the last few years the Israeli rate of economic growth has deteriorated. The NIS was devalued against the dollar and the Euro during 2001 and 2002 but this devaluation has been reversed to a certain extent in recent months. Due to significant economic measures, including significant budgetary cuts and changes with respect to employee pension plans, proposed by the Israeli Government, there were several strikes and work stoppages during April and May 2003, which culminated in a three-day general strike, including all banks, airports and ports, in May 2003.

          In addition, certain credit agencies such as Standard & Poor’s have announced that they are reviewing the credit rating of Israel.  Should such agencies resolve to decrease Israel’s credit rating, the ability of the Israeli government to generate foreign financial and economic assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain the current credit rating of Israel.  Economic decline as well as price and exchange rate instability may have a material adverse effect on us and on StoreAge and Enargis.

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

          In January 2001, as part of the aforementioned financing round, StoreAge issued an additional 3,346,567 Preferred B shares for a total consideration of $11 million. The Company’s equity interest in the outstanding shares of StoreAge was further reduced to 38.9% and no gain or loss from reduction of holdings was recorded .

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

          Under the terms of the transaction, the Purchasers converted $2,426,576.40 principal amount of the debentures into an aggregate of 1,797,464 of the Company’s Ordinary Shares, received a cash payment of $573,423.60 and relinquished all of the warrants.  The warrants and the remaining debentures were cancelled.  In addition, the Purchasers waived their lien on our shares in StoreAge . The transaction represented an implied exchange value of at least $1.35 per Ordinary Share based solely on the debt amounts extinguished, without giving any effect to the cancelled warrants, and represented a substantial premium over the market price of the Company’s Ordinary Shares at the time the agreements in principle with the Purchasers were reached.

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

          The Company had cash and cash equivalents of approximately $133,000 at December 31, 2003, $397,000 at December 31, 2002 and $1.512 million at December 31, 2001.  The ratio of current assets to current liabilities was 2.94:1.00 at December 31, 2003, 1.68:1.00 at December 31, 2002 and 2.52:1.00 at December 31, 2001. The decrease in the current ratio in 2002 and 2003 is mainly a result of a reduction in the amount of accounts receivable and a reduction in cash due to operating activities. The increase in the current ratio in 2001 was primarily due to elimination of certain liabilities, including $180,000 with respect to sales tax in the United States that the Company recorded as non-recurring income.  For a discussion of the primary currency in which the operations of the Company are conducted see Item 5.A., “Operating Results,” above.

          In 2003, the Company recorded a net negative cash flow from operations of approximately $273,000 (after taking into account the receipt of $220,000 from the settlement of a lawsuit) compared to a net negative cash flow from operations of approximately $(1.10) million in 2002.  In 2001, the Company recorded a net negative cash flow from operations of approximately $(1.68) million.  Net cash flow from operations in 2001, 2002 and 2003 was adversely affected by the operating losses during those years.

          The Company anticipates that its existing cash on hand, will be sufficient, at the business levels presently projected, to meet its working capital requirements, including normal capital expenditures, until at least December 31, 2004 and until at least July 2005 if the voluntary liquidation of the Company is approved by its shareholders.  See Item 4 – History and Development of the Company. However, unless the Company can realize significant value from its holdings in StoreAge and Enargis prior to the depletion of its cash resources, continued losses from operations will reduce the Company’s working capital and cash equivalents to a level which will adversely affect the Company’s future operations.

          StoreAge has been granted an “approved enterprise” status under the Israeli law and has elected to enjoy the “alternative system of benefits” - waiver of grants in return for tax exemption. Income derived from approved enterprises is tax exempt for a period of two years out of a 7-year period of benefits (based on the percentage of foreign ownership in each taxable year). Income derived during the remaining five years of benefits is entitled to reduction in tax rates. The period of benefits commences with the first year in which StoreAge has realized a taxable income. The period of benefits relating to the approved enterprise will expire in the years 2012 through 2014.

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

          If the tax-exempt income attributable to the approved enterprise is distributed in a manner other than in the complete liquidation of StoreAge, it would be taxed at the corporate tax rate applicable to such profits as if StoreAge had not chosen the alternative system of benefits (currently - 25%).

          Income not eligible for “approval enterprise” benefits as mentioned above is taxed at the regular rate of 36%.

          The Company does not control StoreAge and consequently has no ability to receive loans or advances from StoreAge. In the event that StoreAge is sold, liquidated, or becomes bankrupt, (i) the holders of the Series B preferred shares (including the Company) are entitled to receive (prior to any distribution to any other holders of StoreAge’s securities) an amount equal to their original investment plus 8% per annum, compounded annually, and (ii) the holders of the Series A preferred shares (including the Company) are entitled to receive (prior to any distribution to the holders of StoreAge’s Ordinary Shares) an amount equal to their original investment.

C.  Research and Development, Patents and Licenses, etc.

          Since December 31, 2002 we have not carried out any research and development activities. We currently hold no patents, licenses and other intellectual property assets. The Company spent $548,000 and $479,000 on research and development activities during 2002 and 2001, respectively.

D.  Trend Information.

          StoreAge and Enargis are start-up companies.  StoreAge began to sell its products in 2001 and Enargis in 2003.  As a result of this limited history, there are no trends yet known to the Company that are likely to have a material effect on the Company’s revenues, income from continuing operations, profitability, liquidity or capital resources.  For additional information please see the “Risk Factors” listed in Item 3 above.

E.  Off-Balance Sheet Arrangements.

All of the Company’s directors have agreed that compensation for services due to them since April 1, 2003 will be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge, or Enargis or from raising additional financial resources.  As of December 31, 2003 the amount of this unpaid compensation was approximately $95,000.  This amount does not appear in the Company’s financial statements for the year 2003 as an expense.  See Note 6.c to the Company’s Consolidated Financial Statements.

F.  Tabular Disclosure of Contractual Obligations

Not applicable.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management.

          The Company’s executive officers and directors as of June 10, 2004 were as follows:

Name	Age	Position with the Company

Robi Hartman	43	Chairman of the Board, Director, Chief Executive Officer and Acting Chief Financial Officer
Aharon Jacobowitz*	54	Director
Jonathan Nativ*	56	External Director

*	Member of the Audit Committee and Compensation Committee

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

          In April 2003, David Rubner and Moshe Kahn and in December 2003 Yael Ilan resigned from our Board of Directors.  Mr. Kahn was one of our two external directors required according to the Israeli Companies Law and a member of our Audit Committee.

          There is no family relationship between any of the persons named above.  Furthermore, there are no arrangements or understandings with any of the major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.  Compensation.

          During the fiscal year ended December 31, 2003, the aggregate remuneration paid to all officers and directors of the Company as a group was approximately $70,000 which relates only to the period from January 1, 2003 until March 31, 2003. Effective as of April 1, 2003, all of the directors of the Company agreed to suspend their compensation until the Company either receives a settlement from an ongoing lawsuit which at that time was in mediation or receives proceeds from the sale/exit of StoreAge or Enargis or the raising of additional financial resources. Following settlement of this lawsuit, the directors of the Company did not take this compensation and agreed that this compensation will be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge or Enargis or the raising of additional financial resources. The amount of compensation due but unpaid to our officers and directors as of December 31, 2003 according to this arrangement is approximately $95,000.  However, Mr. Hartman was paid during 2003 and still receives a fee of NIS 22,100 per month (approximately $4,850 at the exchange rate as of May 31, 2004) for services he performs as Chairman of the Board of StoreAge. This amount is funded by StoreAge.  In addition, Mr. Hartman is entitled to compensation for services from Enargis which he has not drawn since its incorporation.  As of December 31, 2003 the amount of unpaid compensation due to Mr. Hartman from Enargis was NIS 170,000 (approximately $37,300, at the exchange rate as of May 31, 2004).  This compensation is separate from and in addition to the shareholder loans owed by Enargis to West End Technology Investments Ltd., which is owned and controlled by Mr. Hartman.  As of May 31, 2004 the amount of these loans were $115,000.  These loans are secured by charges on the assets of Enargis and are subject to repayment on demand.

          No options were granted to officers or directors during the fiscal years ended December 31, 2001, 2002 and 2003.  An aggregate of 456,550 options were granted to the Company’s directors during the fiscal year ended December 31, 2000.  All of such options are exercisable for Ordinary Shares of the Company and have an exercise price of $3.625.  With the exception of the options held by Robi Hartman, the options become exercisable in four equal annual installments from the date of grant and expire six years after the date of grant.  Mr. Hartman holds a total of 356,550 options, all are currently fully exercisable and expire on November 30, 2006.  For information on the Company’s stock option plan, see “Stock Option Plans” below and Note 7.b to the Company’s Consolidated Financial Statements.

          Effective as of April 1, 1999 StoreAge granted to Mr. Hartman in his capacity as Chairman of the Board, acting Chief Financial Officer and Secretary of StoreAge to purchase 310,000 non-voting ordinary shares of StoreAge at an exercise price of $0.1 per share. These options vested over four years and are fully vested and currently constitute approximately 1.5 % of the fully-diluted shares of StoreAge.

          Board Practices.

          In August 1993 the Company’s articles of association were amended to provide, among other matters, for a classified board of directors.  These provisions were retained with minor amendments, in the new articles of associations of the Company approved on November 19, 2000 (the “Articles of Association”).  Dr. Ilan served as a director of the Company from November 1997 until her resignation in December 2003.  Mr. Hartman has been a director of the Company since September 1998. Since Mr. Hartman is Chief Executive Officer of the Company, in accordance with the provisions of the Articles of Association, he shall serve as a director as long as he remains Chief Executive Officer.  Mr. Jacobowitz has been a director of the Company since May 1995 and currently serves until the 2003 annual meeting and until his successor has been elected and qualified.  Mr. Nativ has served as a director of the Company since November 2000 when he was elected as external director (as defined below) pursuant to the Israeli Companies Law.  Under Israeli Companies Law, the initial term of an external director is three years and may be extended for an additional three years.  As a result of various factors, including a very severe cash shortage in the latter part of 2003, we have not convened an annual general meeting for 2003 as is required by our articles of association and Israeli law.  We intend to convene an annual general meeting in July, 2004.

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

No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director or if such position or other business may impair such director’s ability to serve as an external director.  No person who is a director in one company can serve as an external director in another company, if at that time a director of the other company serves as an external director in the first company.  The Companies Law further provides that when, at the time of appointment of an external director, all members of the board of directors of the company are of one gender, then the external director appointed shall be of the other gender. Since April 2003, we have not complied with these requirements due to the resignation of certain directors and our inability to attract additional directors . Since April 1, 2004 we do not maintain directors and officers insurance due to the cost involved.  We can give no assurance that we shall be able to retain existing directors or attract new directors in order to comply with the applicable statutory requirements.

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

Audit Committee

          The Israeli Companies Law requires public companies to appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  An audit committee must consist of at least three directors, including all of the external directors.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.  An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted. Since the resignation in April 2003 of Mr. Kahn who was one of our two external directors, we do not have a legally constituted audit committee under Israeli law. The other members of our audit committee are Messrs. Nativ and Jacobowitz.  Since April 2003 due to the resignation of certain directors and our inability to attract additional directors, we have only one external director and, consequently, do not have a duly constituted audit committee under Israeli law. Since April 1, 2004 we do not maintain directors and officers insurance due to the cost involved.  We can give no assurance that we shall be able to retain existing directors or attract new directors in order to comply with the applicable statutory requirements.

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

Internal Auditor

          Pursuant to the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company’s independent accountant or its representative. In 2002, we appointed an internal auditor.  The last report provided by our internal auditor was for the first fiscal quarter of 2003 and the internal auditor has not been active since then.

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

C.  Employees.

          As of December 31, 2003 the Company employed 3 people, all in general management and administration; StoreAge employed 62 persons: 31 in engineering and research and development, 13 in sales and marketing , 7 in  technical support and 11 in general management and administration; Enargis employed 8 persons, 5 in research and development, 1 in technical support and 2 in general management and administration. The Company has never experienced a work stoppage, and the Company considers its relations with its employees to be good.  The Company pays competitive salaries and provides competitive benefits to its employees.

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

          In addition, Israeli law generally requires severance pay (generally one month’s salary for each year of employment) upon the retirement or death of an employee or termination of employment without due cause.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute which is similar to the United States Social Security Administration.  Such payments amount to approximately 10.38% of wages (up to a maximum amount), with the employee contributing approximately 5.93% and the employer contributing the remainder.

D.  Share Ownership.

          The following chart sets forth director and senior management share ownership in the Company as of April 30, 2004.  Each shareholder listed below enjoys the same voting rights with respect to each share.

Name	Title of Class	Number of Shares Beneficially Owned(1)		Percentage of Shares Beneficially Owned (%)(2)	Options(3)

Robi Hartman	Ordinary Shares	1,727,694	(4)	14.48%	356,550

Aharon Jacobowitz	Ordinary Shares	37,500	(5)	*	50,000

Jonathan Nativ	Ordinary Shares	37,500	(5)	*	50,000

*	Owns less than one percent of the Ordinary Shares outstanding.

(1)	Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

(2)	Percentage ownership is based on 11,572,398 shares outstanding as of May 31, 2004.

(3)

All of the options are exercisable for Ordinary Shares of the Company and have an exercise price of $3.625. With the exception of the options held by Robi Hartman, the options become exercisable in four equal annual installments from the date of grant and expire six years after the date of grant.  Mr. Hartman’s 356,550 options are fully exercisable and expire on November 30, 2006.  Messers. Jacobowitz’s and Nativ’s remaining 12,500 options will become exercisable on November 30, 2004.

(4)	Includes 365,550 shares subject to options exercisable within 60 days .

(5)	Consists of 37,500 shares subject to options exercisable within 60 days.

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

          The Plan is administered by the board of directors or by a committee appointed by the board of directors, which designates the optionees, exercise prices and amounts and dates of grant.  The exercise price of options granted under the Plan is the fair market value of the underlying shares on the date of grant, or a lesser percentage of fair market value as is determined by the committee or the board of directors, but in no event less than 85% of the market price of the shares on the date of grant.  Options are non assignable except by the laws of descent and generally vest and are exercisable in three equal annual installments. The options expire 6-10 years subsequent to the date of grant.

          As of December 31, 2003, options to purchase up to 781,762 Ordinary Shares were outstanding, exercisable at prices ranging from $3.63 to $28.89 per share, with expiration dates ranging from May 2004 to January 2008, of which options to purchase up to 456,550 Ordinary Shares were held by all officers and directors of the Company as a group.  For additional information regarding the Company’s stock option plan, see Note 7.b. to the Company’s Consolidated Financial Statements.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders.

          During the period from August 14, 2002 to January 23, 2003, Mr. Hartman purchased an aggregate of 466,280 of the Company’s Ordinary Shares and as a result of prior acquisitions of shares and such purchases beneficially owns 14.48% of the Company’s outstanding Ordinary Shares. As reported on its Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002, CDC Holdings Ltd. acquired 1,258,255 Ordinary Shares upon its conversion of convertible secured debentures in connection with that certain amendment agreement dated as of December 5, 2001 by and between the Company and the holders of its convertible secured debentures and warrants.

          The following table sets forth, as of April 30, 2004, the number of Ordinary Shares of the Company owned by all persons known to the Company to beneficially own 5% or more of the Company’s Ordinary Shares.  The Company’s major shareholders do not have different voting rights.

Name and Address	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Ordinary Shares Beneficially Owned(2)

CDC Holdings Ltd	1,258,225	(3)	10.87%

Robi Hartman	1,727,694	(4)	14.48%

All directors and officers as a group	1,802,694	(5)	15.02%

(1)	Beneficial ownership assumes the exercise of all options and warrants held by such person or persons that are currently exercisable or are exercisable within 60 days of such date.

(2)	Percentage ownership is based on 11,572,398 shares outstanding as of April 30, 2004.

(3)	As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002.

(4)

Includes 1,371,144 Ordinary Shares as reported on Amendment No. 12 to Schedule 13G filed with the Securities & Exchange Commission, dated January 30, 2003 and 356,550 options to purchase Ordinary Shares.  Mr. Hartman is Chief Executive Officer and Chairman of the Company.

(5)	Includes 431,550 shares subject to options exercisable within 60 days..

          As of April 24, 2004, approximately 80% of the outstanding Ordinary Shares of the Company were held of record by approximately 78 holders registered on the books of the Company’s United States transfer agent with addresses in the United States.  The Company believes that there are more than 500 beneficial owners of its Ordinary Shares in the United States and that a majority of its Ordinary Shares are beneficially owned by non-United States persons. To the extent known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

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

          Several of the StoreAge’s employees perform general and administrative services for the Company and the Company is charged on a percentage of cost basis for such work.  Additionally, the Company’s research and development team was engaged from 2000 through 2002 in developing Internet Small Computer Systems Interface (“iSCSI”) applications for StoreAge.  During 2000, the Company signed an agreement with StoreAge according to which the Company would provide StoreAge iSCSI capabilities to StoreAge’s products in consideration of $200,000 according to the milestones defined in the agreement.  During 2001, the companies agreed to expand this agreement to provide that the Company may receive an additional $196,000 in consideration for its services. As of December 31, 2002, the Company had recorded accumulated research and development services revenues of $145,000 related to these services. This agreement expired, in accordance with its terms, in October 2002.

          On March 31, 2003, the Company sold its iSCSI operations and related assets and liabilities on an “as-is” basis to Enargis Storage Solutions Ltd (“Enargis”), which is owned and controlled by Robi Hartman, our Chairman and Chief Executive Officer, and Danny Shavit, our previous Chief Technology Officer. Pursuant to the agreement, the Company received a 25% ownership interest in Enargis and the Company is entitled to commissions of 3% of certain revenues derived from outstanding customers, existing at that time, of the Company prior to the completion of the transaction with Enargis, see Note 2.k to the Company’s Consolidated Financial Statements.  In addition, as of April 1, 2003, Enargis assumed all the obligations under the Company’s current lease in Israel and sublicensed use of part of the premises (35%) to the Company. The Company also has pre-emptive rights to participate in future financing of Enargis, co-sale rights on the sale of certain shares by other 5% shareholders of Enargis and certain information and access rights with respect to Enargis. This transaction was approved by our audit committee and Board of Directors in accordance with Israeli law. In approving the transaction, the Board and audit committee considered, amongst other things, a fairness opinion received from an unaffiliated expert.

C.  Interests of Experts and Counsel.

          Not applicable.

Item 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information.

          See pages F-1 – F-23 of the Company’s financial statements, pages 1 – 22 of StoreAge’s financial statements and pages 1 – 13 of Enargis’s financial statements following Item 19.

Legal Proceedings

          The Company is not a party to any litigation that would, individually or in the aggregate, have a material adverse effect on the Company or its business, and is not aware that any such litigation is threatened.

Dividends

          The Company has not declared or paid dividends on its Ordinary Shares since 1989, and does not intend to declare or pay any dividends to their shareholders in the foreseeable future.

B.  Significant Changes.

          The board of directors of the Company has proposed to the shareholders to approve the voluntary liquidation of the Company.  See Item 3 – Key Information, D. Risk Factors “Our board of directors has proposed to shareholders to approve the voluntarily liquidation of the Company” and Item 4 – Information on the Company, A. Proposal for Voluntary Liquidation.  Except for this, there have been no significant changes since December 31, 2003, the date of the annual financial statements in this annual report.

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

          The following table sets forth, for the periods indicated, the annual high and low closing sales price quotes of the Ordinary Shares as reported by Nasdaq, or by the OTC Bulletin Board since January 23, 2003, for the five most recent full financial years and the quarterly high and low closing sales price quotes for the two most recent full financial years.  The table also sets forth the high and low closing sales price quotes of the Ordinary Shares as reported by the OTC Bulletin Board for the most recent six months.

	High	Low

Year ended December 31, 1999	$7.00	$0.34

Year ended December 31, 2000	$9.56	$1.56

Year ended December 31, 2001	$4.25	$0.75

Year ended December 31, 2002	$1.16	$0.36

Year ended December 31, 2003	$0.92	$0.31

2002
First Quarter	$1.39	$1.08
Second Quarter	1.10	0.62
Third Quarter	0.88	0.41
Fourth Quarter	0.70	0.30

2003
First Quarter	$0.61	$0.38
Second Quarter	0.60	0.31
Third Quarter	0.92	0.35
Fourth Quarter	0.57	0.39

Most Recent Six Months

December 2003	0.51	0.39
January 2004	0.73	0.39
February 2004	0.60	0.45
March 2004	0.59	0.40
April 2004	0.58	0.35

May 2004	0.45	0.33

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

          We have undertaken to indemnify our office holders to the fullest extent permitted by law. Since April 1, 2004, we do not  maintain directors and officers liability insurance due to the costs involved.

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

          In January 2001, the Company entered into a lease with West End Technology Investments Ltd. for office space located at 33 Jabotinsky Street, Ramat Gan, Israel.  The lease is for an undefined term that began on February 1, 2001. Both parties have the right to terminate the lease at any time, by written notice of 75 days in advance.  The annual rent for this space was approximately $43,000, with total annual occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $24,000. As of April 1, 2003 (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions), this lease was assumed by Enargis which now sublets 35% of the premises to the Company in consideration for 35% of the rent and the costs, which is approximately $15,050 and $8,400, respectively.

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

          On March 31, 2003, the Company sold its iSCSI operations and related assets and liabilities on an “as-is” basis to Enargis, which is owned and controlled by Robi Hartman, our Chairman of the Board and Chief Executive Officer, and Danny Shavit, our previous Chief Technology Officer. Pursuant to the agreement, the Company received a 25% ownership interest in Enargis and the Company is entitled to commissions of 3% of certain revenues derived from existing customers or customers with which the Company had an existing relationship prior to the transaction (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

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

General Corporate Tax Structure

          Israeli companies are subject to “Company Tax” at the rate of 36% of taxable income. The However, the effective tax rate payable by a company that derives income from an Approved Enterprise may be considerably less. We currently have no facilities which have received Approved Enterprise status.

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

          Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We no longer qualify as an Industrial Company.

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

          For purposes of this summary, a “U.S. Holder” is a shareholder which is:

•	an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. Federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. Federal income tax regardless of its source; or

•	a trust if:

(a) a court within the United States is able to exercise primary supervision over administration of the trust;

(b) one or more United States persons have the authority to control all substantial decisions of the trust; or

(c) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

          Based on our current and projected income, assets and activities, we believe that we may be considered a PFIC.

          If we are treated as a PFIC for any taxable year, then, unless a shareholder elects either to treat such shareholder’s investment in Ordinary Shares as an investment in a “qualified electing fund” (a “QEF election”) or to “mark to market” such shareholder’s Ordinary Shares, as described below:

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

          Alternatively, if a shareholder elects to “mark to market” such shareholder’s Ordinary Shares, the shareholder will generally include in income any excess of the fair market value of the Ordinary Shares at the close of each tax year over such shareholder’s adjusted basis in the Ordinary Shares.  If the fair market value of the Ordinary Shares had depreciated below the shareholder’s adjusted basis at the close of the tax year, the shareholder may generally deduct the excess of the adjusted basis of the Ordinary Shares over its fair market value at that time.  However, such deductions generally would be limited to the net mark to market gains, if any, that the shareholder included in income with respect to such Ordinary Shares in prior years.  Income recognized and deductions allowed under the mark to market provisions, as well as any gain or loss on the disposition of Ordinary Shares with respect to which the mark to market election is made, is treated as ordinary income or loss. For these purposes, stock will be treated as “marketable stock” for which a “mark-to-market” election can be made if (i) it is a class of stock which trades on a national securities exchange that is registered with the Securities and Exchange Commission or on a national market system established pursuant to Section 11A of the Securities Exchange Act of 1934 and (ii) which is regularly traded on such exchanges or markets, other than in de minimis quantities, on at least 15 days during each calendar quarter.  However, it is unclear under current law whether shares being traded in the over-the-counter market qualify as “marketable stock” for these purposes.  Shareholders are urged to consult their own tax advisors concerning their ability to make a “mark-to-market” election.

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

          To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments.  The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured.  The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 2003.  The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2003.  The market values that result from these computations are compared to the market values of these financial instruments at June 30, 2003.  The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

          None of the members of our audit committee meets the definition of an audit committee financial expert, as defined in Item 16A1 of Form 20-F. This is due to our inability to attract a director with the requisite financial knowledge and experience .

ITEM 16B.     CODE OF ETHICS

          The Company has not adopted a written code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management and the Board of Directors. The Company may address the adoption of such a code with the Board of Directors in the future.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

          The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

	Year Ended December 31,

	2002	2003

Services Rendered	Fees	Fees

Audit (1)
Audit-related (2)	$23,000	$10,000
Tax (3)	$1,000	$0.00-
Other
Total	$24,000	$10,000

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)

Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

Pre-Approval Policies and Procedures

          Our board of directors has not adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global.  No issue regarding these services has arisen in the last two fiscal years.  The board of directors will deliberate these matters as and when they arise, on a case-by-case basis.

ITEM 16D.     EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

          Not applicable.

ITEM 16E.     PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during 2003.

PART III

Item 17.          FINANCIAL STATEMENTS

          Not applicable.

Item 18.          FINANCIAL STATEMENTS

          Attached. See Item 19(a) and (b).

Item 19.          FINANCIAL STATEMENTS AND EXHIBITS

(a)	Index to Financial Statements of the Company:	Page

	Report of Independent Auditors on Consolidated Financial Statements of the Company and its subsidiary	F 2

	Consolidated Balance Sheets at December 31, 2003 and 2002	F 3 - F-4

	Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F 5

	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001	F 6

	Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F 7 - F-8

	Notes to the Consolidated Financial Statements	F 9 - F-23

(b)	Index to Financial Statements of the StoreAge Networking Technologies Ltd.:	Page

	Report of Independent Auditors on Consolidated Financial Statements of StoreAge and its subsidiary	2

	Consolidated Balance Sheets at December 31, 2003 and 2002	3 – 4

	Consolidated Statements of Operations for the years ended December 31, 2003 and 2002	5

	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2003 and 2002	6

	Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002	7

	Notes to the Consolidated Financial Statements	8 – 22

(c)	Index to Financial Statements of Enargis Storage Solutions Ltd.:	Page

	Report of Independent Auditors on Financial Statements of Enargis	2

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

4.4	Shareholders’ Rights Agreement dated as of January 18, 2001 between the Company, StoreAge and certain investors.**
4.5	Research & Development Subcontracting Agreement effective as of October 15, 2000, between the Company and StoreAge Networking Technologies Ltd.***
4.6	Agreement dated March 31, 2003 between the Company, Robi Hartman, Danny Shavit and Enargis Storage Solutions Ltd.
8.1	List of significant subsidiaries of the Company.
12.1	Certification by Chief Financial Officer and Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Kost Forer and Gabbay, a Member of Ernst & Young International.

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.

        We have audited the accompanying consolidated balance sheets of I.I.S. Intelligent Information Systems Ltd. (“the Company”) and its subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to report on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1a, as of December 31, 2003, the Company is no longer engaged in any operational business activity.

        As further discussed in Note 1d to the consolidated financial statements, on June 21, 2004, the Company’s Board of Directors has resolved to propose to the Company’s shareholders to approve a voluntary liquidation of the Company.

        Because of the possible material effects on the financial statements referred to above of the matters described in the preceding paragraph, we are unable to, and do not, express an opinion on these financial statements.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 18, 2004	A Member of Ernst & Young Global

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$133	$397
Restricted short-term bank deposit (Note 6b)	48	44
Receivable from affiliate	5	18
Receivables on account of a lawsuit settlement (Note 1c)	110	-
Other accounts receivable and prepaid expenses	25	30

Total current assets	321	489

SEVERANCE PAY FUND	5	4

PROPERTY AND EQUIPMENT, NET (Note 3)	9	56

	$335	$549

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2003	2002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4	$77
Other accounts payable and accrued expenses (Note 4)	105	214

Total current liabilities	109	291

ACCRUED SEVERANCE PAY	9	6

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY: (Note 7)
Ordinary shares of NIS 0.003 par value
Authorized: 16,666,667 shares as of December 31, 2003 and 2002; Issued and
outstanding: 11,572,398 shares as of December 31, 2003 and 2002	55	55
Additional paid-in capital	41,417	41,417
Accumulated deficit	(41,255)	(41,220)

Total shareholders' equity	217	252

	$335	$549

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2003	2002	2001

Revenues:
Products (Note 9)	$-	$62	$83
Research and development services rendered to an affiliate	-	145	251

	-	207	334

Cost of revenues:
Products	-	38	28
Research and development services to an affiliate	-	51	155

	-	89	183

Gross profit	-	118	151

Operating expenses:
Research and development	-	548	479
Selling and marketing	-	49	21
General and administrative	342	577	888
Impairment of goodwill	-	186	-
Non-recurring income, net (Note 10b)	-	(122)	(180)
Other operating income (Note 1c)	(330)	-	-

Total operating expenses	12	1,238	1,208

Operating loss	(12)	(1,120)	(1,057)

Financial expenses, net (Note10a)	(3)	-	(56)
Financial expenses in respect of conversion of convertible
debentures (Note 5)	-	-	(1,491)

Total financial expenses, net (Note 10a)	(3)	-	(1,547)

Loss before equity in losses of an affiliate	(15)	(1,120)	(2,604)
Equity in losses of an affiliate	(20)	(1,250)	(877)

Net loss	$(35)	$(2,370)	$(3,481)

Basic and diluted net loss per share	$-	$(0.21)	$(0.37)

Number of shares used in computing basic and diluted net loss
per share	11,572	11,485	9,409

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Share capital		Additional paid-in capital	Receivables on account of shares	Deferred stock compensation	Accumulated deficit	Total shareholders' equity
	Shares	Amount

Balance as of January 1, 2001	8,987,324	$54	$37,435	$(16)	$(222)	$(35,369)	$1,882
Net loss	-	-	-	-	-	(3,481)	(3,481)
Conversion of convertible debentures	1,797,464	1	2,426	-	-	-	2,427
Payments of receivables on account of shares	-	-	-	16	-	-	16
Exercise of warrants	613,648	*) -	183	-	-	-	183
Vested shares of key employee	30,000	*) -	-	-	-	-	*) -
Amortization of deferred stock compensation related to
shares in escrow issued upon acquisition of Eastek	-	-	-	-	133	-	133
Stock based compensation related to options granted to
employees of an affiliate	-	-	29	-	-	-	29
Beneficial conversion feature in respect of a
conversion of convertible debentures	-	-	1,346	-	-	-	1,346

Balance as of December 31, 2001	11,428,436	55	41,419	-	(89)	(38,850)	2,535

Net loss	-	-	-	-	-	(2,370)	(2,370)
Exercise of warrants	73,962	*) -	22	-	-	-	22
Vested shares of key employee	70,000	*) -	-	-	-	-	*) -
Issuance expenses related to conversion of convertible
debentures	-	-	(24)	-	-	-	(24)
Amortization of deferred stock compensation related to
shares in escrow issued upon acquisition of Eastek	-	-	-	-	89	-	89

Balance as of December 31, 2002	11,572,398	55	41,417	-	-	(41,220)	252

Net loss	-	-	-	-	-	(35)	(35)

Balance as of December 31, 2003	11,572,398	$55	$41,417	$-	$-	$(41,255)	$217

*)     Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2003	2002	2001

Cash flows from operating activities:
Net loss	$(35)	$(2,370)	$(3,481)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	6	33	127
Impairment of goodwill	-	186	-
Write-off of property	12	-	-
Amortization of deferred stock compensation	-	89	133
Stock based compensation related to options granted to
employees of an affiliate	-	-	29
Amortization of discount on convertible debentures	-	-	172
Equity in losses of an affiliate	20	1,250	877
Beneficial conversion feature in respect of conversion of
convertible debentures	-	-	1,346
Decrease in trade receivable	-	13	30
Increase in receivable from affiliate, receivable on account of lawsuit settlement, other accounts receivable and prepaid
expenses	(92)	82	(6)
Decrease in trade payables	(73)	(42)	(58)
Decrease in other accounts payable and accrued expenses	(109)	(333)	(857)
Accrued severance pay, net	(2)	(10)	6
Finance income derived from USD exchange rate changes	(4)	-	-
Other	4	1	(1)

Net cash used in operating activities	(273)	(1,101)	(1,683)

Cash flows from investing activities:
Proceeds from sale of property and equipment	9	5	1
Purchase of property and equipment	-	(7)	(55)
Investment in restricted deposit	-	-	(44)
Proceeds from restricted deposit	-	-	600

Net cash provided by (used in) investing activities	9	(2)	502

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2003	2002	2001

Cash flows from financing activities:
Payments of receivables on account of shares and	$-	$-	$16
Exercise of warrants	-	22	183
Repayment of long-term bank loans	-	(10)	(10)
Issuance of convertible debentures, net	-	(24)	-
Repayment of convertible debentures	-	-	(573)

Net cash used in financing activities	-	(12)	(384)

Decrease in cash and cash equivalents	(264)	(1,115)	(1,565)
Cash and cash equivalents at the beginning of the year	397	1,512	3,077

Cash and cash equivalents at the end of the year	$133	$397	$1,512

Non-cash transactions:
Conversion of convertible debentures	$-	$-	$2,427

Supplemental disclosure of cash flows activities:
Interest paid during the year	$4	$8	$145

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL

a.	Through December 2002, I.I.S. Intelligent Information Systems Ltd. (“the Company”) designed, developed and provided enterprise storage solutions for the Internet Small Computer Systems Interface (“iSCSI”). The Company’s products were customized software implementation projects for the development and integration of iSCSI interface into existing storage devices and a family of comprehensive IP storage testing tools, for iSCSI protocol analysis of SAN devices. Due to the slow down associated with the iSCSI revenues resulting from the delays in the adoption of the iSCSI protocol, the Company decided to cease its iSCSI operations in December 2002.

As of December 31, 2003, the Company is no longer engaged in any operational business activity.

On March 31, 2003, the Company entered into an agreement with Enargis Storage Solutions Ltd. (“Enargis”), a new company owned and controlled by related parties, under which Enargis purchased the iSCSI related activities in consideration of 25% of Enargis equity.

As of December 31, 2003 the investment in Enargis, which on the date of the transaction amounted to $20, was reduced to zero due to Enargis’s recurring losses.

Additionally, as of December 31, 2003, the Company holds 38.9% of StoreAge Networking Technologies Ltd. (“StoreAge” or “the affiliate”). StoreAge is an Israeli company, which is engaged in the development and marketing of products based on its SAN Virtualization technology.

b.	As a result of the lack of resources to support the iSCSI operations, the Company issued dismissal letters to its employees during 2002. Consequently, the Company recorded a one time charge of $ 60 related to the cessation of iSCSI operations which was accounted for in accordance with Emerging Issues Task Force (“EITF”) No. 94-3 “Liability Recognition for Certain Employee Benefits and Other Costs to Exit an Activity (Including Certain Costs in Restructuring)", (“EITF No. 94-3”) and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” (“SAB No. 100”).
As of December 31, 2003, the major components of the 2002 employee dismissal charges were as follows:

	Original accruals	Utilized		Balance as of December 31, 2003
		Cash	Non-cash

Employees termination benefits	$35	$35	$-	$-

Amortization of deferred stock
compensation	25	-	25	-

	$60	$35	$25	$-

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

c.	During 2003, the Company reached a settlement designated to form a compromise of contested claims (“the Agreement”) with two of its former sub contractors.

In accordance with the Agreement the Company will be paid a total amount of $ 330 in order to resolve and release its claim filed with the District Court of Tel-Aviv Jaffa in 1998 against its subcontractors and the counter claim filed against the Company by the subcontractors.

The claim was filed by the Company as an outcome of a dispute with the subcontractors regarding certain obligations in connection with the development and manufacture of a component designated to be used in one of the Company’s products sold at that time.

The amount of $ 330 was recorded as other operating income in the statements of operations.

d.	Subsequent to the balance sheet date, the Company’s Board Of Directors has resolved to propose to the Company’s shareholders to approve a voluntary liquidation of the Company (hereinafter the “Proposal”) to be resolved on the coming Shareholders Annual General Meeting (hereinafter the “AGM”).
At the issuance date of these audited financial statements no sufficient information was available with respect to the probability of the AGM approval of the Board’s Proposal.

Consequently, resulted by the possible material effect of AGM’s approval of the aforementioned Proposal on the Company’s financial statements the Company’s independent auditors were unable to, and did not express an opinion on these financials.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The functional currency of the Company is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The majority of the Company’s operations are currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels (“NIS”); however, most of the expenses are denominated and determined in U.S. dollars. Investing activities including equity transactions are made in U.S. dollars.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at date acquired.

e.	Restricted short-term bank deposit:

The restricted short-term bank deposit is in respect of security for the settlement of a lawsuit (see Note 6b). The deposit is denominated in NIS and bears annual interest at an average rate of 4.9%. As of June 8, 2004, the Company has reached a settlement agreement with the plaintiff, which included a mutual waiver of claims. (See Note 6b)

f.	Investments in affiliates:

Investments in affiliates are investments in companies held to the extent of 20% or more which the Company can exercise significant influence over operating and financial policy. The investment is accounted for under the hypothetical liquidation method, since the Company has the ability to exercise significant influence over operating and financial policies of the investee. The Company applies EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of the investee are recognized based on the ownership level of the particular investee security held by the investor.

As the Company has not guaranteed obligations and not otherwise committed to provide further financial support for any of the affiliated companies, the Company discontinued applying the equity method when the investment account was reduced to zero

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	10 - 33
Office furniture and equipment	6 - 10
Motor vehicles	15

h.	Impairment of long-lived assets:

The Company and its subsidiary’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets and Long-Lived Assets to Be Disposed Of” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the fiscal year 2003, the Company abandoned some of its office furniture and equipment. Accordingly, the Company recorded an impairment charge in the amount of $ 12.

i.	Goodwill:

Goodwill represents the excess of the cost over the net assets of businesses acquired. . Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill acquired in a business combination on or after July 1, 2001, is not amortized. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over five years.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2002, the Company performed the required impairment tests of goodwill’s fair value. Based on management assessment at December 31, 2002, the entire goodwill was impaired and written off.

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

k.	Revenue recognition:

Through December 2002, the Company and its subsidiary had derived revenues from research and development services to an affiliate, licensing fees for their products and maintenance. The Company and its subsidiary sell their products primarily through its direct sales force.

Research and development services to an affiliate are recognized according to milestones determined in an agreement.

Maintenance revenues were deferred and recognized on a straight-line basis over the term of the maintenance agreement.
In addition, the Company is entitled to commissions of 3% out of revenues derived from outstanding customers of the Company, existing at that time, prior to the completion of the transaction with Enargis (See also note 1a).

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

The Company and its subsidiary do not grant a right of return to their customers. If the fee is not fixed or determinable, revenues are recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

l.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposit and receivable on account of lawsuit settlement. The majority of the Company’s cash and cash equivalents, the restricted deposit, are deposited in U.S. dollars in major banks in Israel. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

institutions that hold the investments of the Company and its subsidiary are financially sound and, accordingly, minimal risk exists with respect to these investments.

The Company and its subsidiary has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

m.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”(“SFAS No. 128”).

All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are antidilutive for all periods presented. The total weighted average number of Ordinary shares related to convertible debentures, options and warrants excluded from the calculation of diluted net loss per share were 774,717, 1,125,674 and 1,109,328 for the years ended December 31, 2003, 2002 and 2001, respectively.

n.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for its employees is provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits. Severance pay expenses for the years ended December 31, 2003, 2002 and 2001, were $ 4, $ 29 and $ 33, respectively.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2002	2001

Dividend yield	0%	0%
Expected volatility	1.18	1.25
Risk-free interest	2%	5%
Expected life of up to	4 years	4 year

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,
	2003	2002	2001

Net loss available to Ordinary shares - as
reported	$(35)	$(2,370)	$(3,481)
Add: Stock-based employee compensation -
intrinsic value	-	89	133
Deduct: Stock-based employee compensation -fair
value	(131)	(187)	(369)

Pro forma:
Pro forma net loss	$(166)	$(2,468)	$(3,717)

Basic and diluted loss per share as reported	$-	$(0.21)	$(0.37)

Basic and diluted pro forma net loss per share	$(0.01)	$(0.23)	$(0.42)

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
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

The following methods and assumptions were used by the Company and its subsidiary in estimating their fair value disclosure for financial instruments:

The carrying values of cash and cash equivalents, restricted short-term bank deposits, receivable on account of lawsuit settlement, affiliate receivable and trade payables approximate their fair value due to the short-term maturity of such instruments.

r.	Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- PROPERTY AND EQUIPMENT

	December 31,
	2003	2002

Cost:
Computers and peripheral equipment	$17	$77
Office furniture and equipment	60	76
Motor vehicles	-	42

	77	195

Accumulated depreciation:
Computers and peripheral equipment	15	44
Office furniture and equipment	53	60
Motor vehicles	-	35

	68	139

Depreciated cost	$9	$56

Depreciation expenses for the years ended December 2003, 2002 and 2001 amounted to approximately $ 6, $ 33 and $ 30, respectively.

NOTE 4:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2003	2002

Employees and payroll accruals	$9	$75
Provision for litigation	50	50
Accrued expenses and others	46	89

	$105	$214

NOTE 5:- FINANCING ARRANGEMENTS

a.	Convertible debentures:

In December 2000, the Company issued to investors, convertible debentures and warrants to purchase 300,000 Ordinary shares in consideration of $ 3,000. The debentures were convertible, all or in part, at any time in which these debentures were outstanding, into the Company’s Ordinary shares, at a price per share of $ 3. The warrants granted were exercisable into the Company’s Ordinary shares at any time until December 2003 at a price per share of $ 4.5.

The discount on convertible debentures at the date of grant amounted to $ 145.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:- FINANCING ARRANGEMENTS (Cont.)

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

In December 2001, the Company signed an agreement with its lenders according to which the Company converted $ 2,427 of the principal amount into 1,797,646 Ordinary shares at a price per share of $ 1.35 and prepaid the remaining principal in the amount of $ 573. In addition, the lenders agreed to the cancellation of the warrants granted as part of the convertible debenture agreement.

The Company accounted for the adjustments resulted from the inducement conversion offer of the debentures and the cancellation of the warrants in accordance with Statement of Financial Accounting Standard No. 84 “Induced Conversions of Convertible Debt” (“SFAS No. 84”).

Accordingly, the Company recorded in 2001, $ 1,346 as financial expenses related to the beneficial conversion feature from the induced conversion offer and an additional $ 145 in respect of the discount on the convertible debentures.

NOTE 6:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2003, the Company had obtained grants from the Office of the Chief Scientist of Israel’s Ministry of Industry and Trade (“the OCS”) aggregating to $ 2,229 for certain of the Company’s research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. As of December 31, 2003, the aggregate contingent liability to the OCS amounted to $ 1,622.

b.	A claim was filed against NetWiz Ltd. (a former subsidiary of the Company) in respect of a breach of a lease agreement. As part of agreement for the sale of NetWiz, the Company agreed to assume the liabilities in respect of the above claim.
The Company’s legal counsel estimated that the Company’s exposure does not exceed $50. The Company recorded provision in the amount of $ 50 in respect of this claim. On June 8, 2004, the Company reached a settlement agreement with the plaintiff in terms of which the Company accepted to pay a final and conclusive payment of $ 39 to the plaintiff, in consideration for the mutual waiver of all claims between the parties.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	As of April 1, 2003 the Company’s directors agreed to suspend their compensation until the time the Company would obtain additional financial resources resulted from the sale of its investment in certain affiliated company.

As of December 31, 2003 the amount due and unpaid with respect to the suspension of director’s compensation amounted to $ 95.

NOTE 7:- SHARE CAPITAL

a.	Ordinary shares:

The Ordinary shares of the Company are quoted on the OTC Bulletin Board in the United States.
The Ordinary shares confer upon the holders the right to receive notices of participate and vote in the general meetings of the Company and the right to receive dividends, if and when declared and the right to receive, upon liquidation, a pro rata share of any remaining assets.

b.	Stock Option Plan:

Under the Company’s 1993 Stock Option Plan (“the Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. Pursuant to the Plan, the Company reserved for issuance 1,192,929 Ordinary shares. As of December 31, 2003, 410,371 Ordinary shares of the Company are still available for future grant under the Plan. Each option granted under the Plan is exercisable until the earlier of the first vesting date from the date of grant of the option or the expiration date of the respective option plan. The 1993 option plan expired in October 2003. The exercise price of the options granted under the plans may not be less than 85% of the fair market value of the Company’s Ordinary shares on the date of grant. The options vest primarily up to 3-4 years. Any options, which are canceled or forfeited before expiration, become available for future grant.

A summary of the Company’s stock option activity and related information:

	2003		2002		2001
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding at the
beginning of the
year	1,008,802	$7.46	1,066,803	$7.77	1,148,150	$10.90

Granted	-		32,000	$3.63	26,000	$3.62
Exercised	-		-	$-	-	$-
Forfeited and
cancelled	(227,040)	$17.3	(90,001)	$(9.68)	(107,347)	$31.67

Outstanding at the
end of the year	781,762	$4.67	1,008,802	$7.46	1,066,803	$7.77

Exercisable at the
end of the year	665,662	$4.86	664,971	$9.45	553,136	$11.61

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:- SHARE CAPITAL (Cont.)

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

Ranges of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price
(Years)

$3.63	541,050	4.1	$3.63	425,035	$3.63
$3.93 -$5.79	123,553	3.68	$5.48	122,760	$5.49
$6.06 - $8.82	112,953	2.15	$7.89	112,867	$7.89
$24.00 - $28.89	5,000	1.34	$25.50	5,000	$25.50

	781,762	2.73	$4.67	665,662	$4.86

Weighted average fair values and weighted average exercise prices of an option whose exercise price is equal to or exceeds market price of the shares at date of grant are as follows:

	Year ended December 31,
	2003		2002		2001
	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Exceeds market price
at date of grant	-	-	$0.74	$3.63	$0.92	$3.62

During 2000, the status of StoreAge’s employees was changed from that of employees to non-employees. This resulted from the decrease in the Company’s equity interest in StoreAge, and the de-consolidation of StoreAge. Additionally, during 2001, three employees of the Company became StoreAge’s employees.

Consequently, options granted to the aforementioned employees were remeasured at the date of change in status under the fair value method, according to FIN No. 44 and SFAS No. 123.

The fair value for these options was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions for each of the three years in December 31, 2003, 2002 and 2001: risk-free interest rates of 3%, 2% and 5%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 1.52, 1.18 and 1.25, respectively, and a weighted-average expected life of an option of four years for each year. The weighted average fair value of these options is $ 0.22, $ 0.18 and $ 0.93 per option for 2003, 2002 and 2001, respectively.

Compensation expenses of approximately $ 0, $0 and $ 29 were recognized during the years ended December 31, 2003, 2002 and 2001, respectively.

During the years ended December 31, 2003 and 2002 no compensation expenses were recorded due to immateriality of compensation amounts.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:- SHARE CAPITAL (Cont.)

c.	Dividends:

Dividends, when declared, will be paid in new Israeli shekels (“NIS”). Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 8:- INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results of the Company and its Israeli subsidiary for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are prepared in U.S. dollars. The difference between the annual change in Israel’s CPI and in the NIS/U.S. dollar exchange rate results in a difference between taxable income and the income before taxes reported in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company and its Israeli subsidiary have not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

b.	Loss before taxes on income, equity in losses of an affiliate and minority interest in losses of subsidiary amounted to $ 15, $ 1,120 and $ 2,604 in the years ended December 31, 2003, 2002 and 2001, respectively. All these losses are domestic.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2003, the Company has provided a valuation allowance in respect of deferred tax assets resulting from tax loss carryforwards in a total amount of $13,310. Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulted from the Company’s accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- INCOME TAXES (Cont.)

d.	Tax loss carryforward:

As of December 31, 2003, the Company has carryforward tax losses in the amount of approximately $ 36,969, which may be carried forward and offset against taxable income in the future for an indefinite period.

In addition, the Company has accumulated capital losses for tax purposes carryforward in a total amount of $ 35,684, which may offset against future capital gain for tax purposes for a period of seven years. The Company did not provide a deferred tax asset related to the capital losses balance.

NOTE 9:- GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business) and follows the requirements of Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”).
The following presents total revenues on the basis of the location of the end customers for the years ended December 31, 2003, 2002 and 2001 and long-lived assets as of December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001

Sales to unaffiliated customers:

United States	$-	$54	$19
Israel	-	8	64

	$-	$62	$83

Long-lived assets:

Israel	$9	$56	$274

I.I.S. INTELLIGENT INFORMATION SYSTEMS LTD.
AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:- SELECTED STATEMENTS OF OPERATIONS DATA

	Year ended December 31,
	2003	2002	2001

a. Financial expenses:

Interest income	$3	$-	$131

Financial expenses:
Interest expenses	4	8	(170)
Foreign currency translation differences	2	(8)	(17)
Beneficial conversion feature and
amortization of discount of
convertible debentures	-	-	(1,491)

	6	-	(1,678)

	$(3)	$-	$(1,547)

b. Non-recurring income, net:
	Year ended December 31,
	2003	2002	2001

Reversal of sales taxes provision	$-	$10	$180
Reversal of a lawsuit provision	-	216	-
Loan write off	-	(44)	-
Restructuring charges (see also Note 1b)	-	(60)	-

	$-	$122	$180

STOREAGE NETWORKING TECHNOLOGIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - - - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

STOREAGE NETWORKING TECHNOLOGIES LTD.

          We have audited the accompanying consolidated balance sheets of StoreAge Networking Technologies Ltd. (“the Company”) and its subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel February 10, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

STOREAGE NETWORKING TECHNOLOGIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2003	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,386	$10,467
Current maturities of long-term bank deposits	29	-
Trade receivables (net of allowance for doubtful accounts of $ 78 and $ 36 as of December 31, 2003 and 2002, respectively)	351	193
Other accounts receivable and prepaid expenses (Note 3)	255	126
Inventories (Note 4)	157	178

Total current assets	6,178	10,964

LONG-TERM INVESTMENTS:
Loan to an employee (Note 5)	114	110
Long-term bank deposits	58	100
Long-term prepaid expenses	43	92
Others	-	49

Total Long term investments	215	351

PROPERTY AND EQUIPMENT, NET (Note 6)	742	1,105

Total assets	$7,135	$12,420

The accompanying notes are an integral part of the consolidated financial statements.

STOREAGE NETWORKING TECHNOLOGIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,

	2003	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$-	$1
Trade payables	290	313
Employees and payroll accruals	633	556
Deferred revenues	1,006	302
Other current liabilities	150	185
Related party - current account (Note 11)	5	15

Total current liabilities	2,084	1,372

ACCRUED SEVERANCE PAY	14	17

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS’ EQUITY (Note 8):
Ordinary shares of NIS 0.01 par value - Authorized: 35,981,370 shares at December 31, 2003 and December 31, 2002; Issued and outstanding: 5,025,000 shares at December 31, 2003 and December 31, 2002	12	12
Preferred A shares of NIS 0.01 par value - Authorized: 3,537,790 shares at December 31, 2003 and December 31, 2002; Issued and outstanding: 3,537,790 shares at December 31, 2003 and December 31, 2002; Aggregate liquidation preference of approximately $ 3,200 at December 31, 2003 and December 31, 2002	9	9
Preferred B shares of NIS 0.01 par value - Authorized: 10,480,840 shares at December 31, 2003 and December 31, 2002; Issued and outstanding: 7,605,836 shares at December 31, 2003 and December 31, 2002; Aggregate liquidation preference of approximately $ 31,000 and $ 29,000 at December 31, 2003 and December 31, 2002, respectively	18	18
Additional paid-in capital	27,145	27,145
Accumulated deficit	(22,147)	(16,153)

Total shareholders’ equity	5,037	11,031

Total liabilities and shareholders’ equity	$7,135	$12,420

The accompanying notes are an integral part of the consolidated financial statements.

Robi Hartman Chairman of the Board of Directors	Eli Shapira Chief Executive Officer

STOREAGE NETWORKING TECHNOLOGIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,

	2003	2002	2001

Revenues (Note 10)	$1,944	$722	$683
Cost of revenues	782	270	307

Gross profit	1,162	452	376

Operating expenses:
Research and development, net (Net of grants and participation of $ 653, $ 0 and $ (17) for the year ended December 31, 2003, 2002 and 2001, respectively)	2,614	3,760	3,212
Selling and marketing, net	3,550	4,498	1,404
General and administrative	1,057	1,104	995

Total operating expenses	7,221	9,362	5,611

Operating loss	6,059	8,910	5,235
Financial income, net	(65)	(132)	(748)

Net loss	$5,994	$8,778	$4,487

The accompanying notes are an integral part of the consolidated financial statements.

STOREAGE NETWORKING TECHNOLOGIES LTD.
AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Preferred shares		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity

	Shares	Amount	Shares	Amount

Balance as of January 1, 2001	5,025,000	$12	7,797,058	$19	$16,900	$(2,888)	$14,043

Issuance of Preferred B shares and warrants, net	-	-	3,346,568	8	10,243	-	10,251
Stock compensation related to options granted to consultants	-	-	-	-	2	-	2
Net loss	-	-	-	-	-	(4,487)	(4,487)

Balance as of December 31, 2001	5,025,000	12	11,143,626	27	27,145	(7,375)	19,809

Net loss	-	-	-	-	-	(8,778)	(8,778)

Balance as of December 31, 2002	5,025,000	12	11,143,626	27	27,145	(16,153)	11,031

Net loss	-	-	-	-	-	(5,994)	(5,994)

Balance as of December 31, 2003	5,025,000	$12	11,143,626	$27	$27,145	$(22,147)	$5,037

The accompanying notes are an integral part of the consolidated financial statements.

STOREAGE NETWORKING TECHNOLOGIES LTD.
AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net loss	$(5,994)	$(8,778)	$(4,487)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	557	562	328
Loss on sale of property and equipment	-	5	16
Increase in trade receivables	(158)	(113)	(27)
Decrease (increase) in other accounts receivable and prepaid expenses	(80)	70	(24)
Decrease (increase) in inventories	21	76	(152)
Increase (decrease) in trade payables	33	(80)	70
Increase in other current liabilities	747	438	256
Related party	(10)	(5)	(76)
Accrued severance pay, net	(3)	17	-
Accrued interest on a long-term loan to an employee	(4)	-	-
Other	-	-	5

Net cash used in operating activities	(4,891)	(7,808)	(4,091)

Cash flows from investing activities:
Long-term loan to an employee	-	-	(110)
Proceeds from long-term bank deposits	52	-	-
Investment in long-term bank deposits	-	(8)	(145)
Purchase of property and equipment	(271)	(535)	(795)
Proceeds from sale of property and equipment	21	5	11
Long-term prepaid expenses	9	(3)	-

Net cash used in investing activities	(189)	(541)	(1,039)

Cash flows from financing activities:
Principal payment of long-term loans	(1)	(36)	(72)
Proceeds from issuance of share capital, net	-	-	10,111

Net cash used in financing activities	(1)	(36)	10,039

Decrease in cash and cash equivalents	(5,081)	(8,385)	4,904
Cash and cash equivalents at the beginning of the year	10,467	18,852	13,943

Cash and cash equivalents at the end of the year	$5,386	$10,467	$18,852

Supplemental disclosure of cash flows information:

Non-cash and cash equivalents investing transactions:

Purchase of property and equipment	$-	$56	$-

Cash paid during the year for interest	$8	$-	$5

The accompanying notes are an integral part of the consolidated financial statements.

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

StoreAge Networking Technologies Ltd. (“the Company”) was incorporated in January 1999. The Company develops, markets and sells data storage networking solutions for open system, host independent, multi-server environments.

During 2000, the Company established a wholly-owned subsidiary - StoreAge Networking Technologies Inc. (“the subsidiary”), which is engaged in the selling and marketing of the Company’s products in the United States.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

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

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	d.	Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash with maturities of three months or less.

	e.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence.

During 2003, the Company recorded inventories write-off in a total amount of $ 94.

Cost is determined as follows:

Raw materials, parts and supplies - using the “first-in, first-out” method.

Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

	f.	Long-term bank deposits:

Bank deposits with maturities of more than one year are included in long-term investments, and presented at their cost including accrued interest. As of December 31, 2003, most of the bank deposits are in U.S. dollars and bear interest at a weighted average interest rate of 0.97%.

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

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2003, no impairment losses have been identified.

	h.	Research and development costs:

Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

The Company offers a warranty of up to 12 months for its hardware modules at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized.

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

The Company derives its revenues from sales of hardware, license fees of its products, training, installation maintenance and support fees. The Company sells its products primarily through its direct sales force and indirectly through distributors.

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

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company does not grant a right of return to its customers.

When contracts contain multiple elements wherein VSOE of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the “Residual Method” prescribed by SOP 98-9. Maintenance training and installation revenues included in these arrangements are deferred and recognized on a straight-line basis over the term of the maintenance and services provided. The VSOE of fair value of the undelivered elements (maintenance and services) is determined based on the price charged for the undelivered element when sold separately.

When VSOE has not been established, revenues from license fees are recognized on a straight line basis over the term of the maintenance and services agreement.

Deferred revenues include unearned amounts received under license fees and professional services, which are recognized on a straight-line basis over the term of the maintenance agreement.

	l.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company’s cash and cash equivalents are denominated in U.S. dollars and invested mainly in major banks in Israel and the U.S. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal risk exists with respect to these investments.

The Company’s trade receivables are derived from sales to customers located primarily in the U.S. and Europe. No collateral is required. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

The Company has provided a long-term loan to its employee, amounting to $ 110 and $114 as of December 31, 2002 and 2003, respectively (see Note 5).

The Company and its subsidiary had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging agreement.

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Accounting for stock based compensation:

The Company has elected to follow Accounting Principles Board Statement No. 25, “Accounting for Stock Options Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation - transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes Option Valuation Model with the following weighted-average assumptions for the year ended December 31, 2003, 2002 and 2001: expected volatility of 0 for each year; risk-free interest rates of 3% for the years ended December 31, 2003 and 2002, and 3.5% for the year ended December 31, 2001, dividend yields of 0% for each year and a weighted-average expected life of the option of 5 for each year.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period.

Pro forma information under SFAS-123:

	Year ended December 31,

	2003	2002	2001

Net loss as reported	$5,994	$8,778	$4,487

Pro forma net loss	$6,089	$8,850	$4,552

The Company applies SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	n.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and included as a deduction of research and development costs.

During 2003, the Company received grants amounting to $ 653.

	o.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof.

Severance expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $ 211, $ 213 and $ 150, respectively.

	p.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amount of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

	q.	Impact of recently issued accounting standards:

In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”), which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that Statement, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 also rescinds SFAS No. 44, “Accounting for Intangible Assets for Motor Carriers.” SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred; therefore, nullifying Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) that required a liability for an exit cost to be recognized at the date of an entity’s commitment to an exit plan. The adoption of SFAS 146 is expected to result in delayed recognition for certain types of costs as compared to the provisions of EITF 94-3, especially for facility closure costs. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company’s management does not expect the adoption of SFAS 146 will have a material impact on its consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2003	2002

Government authorities	$81	$19
Prepaid expenses	61	86
Current maturities of car lease deposits	41	-
Other	72	21

	$255	$126

NOTE 4:-	INVENTORIES

Raw materials, parts and supplies	$40	$65
Finished products	117	113

	$157	$178

NOTE 5:-	LOAN TO AN EMPLOYEE

On March 19, 2001, the Company granted to a key employee a loan of $ 110, under the following terms:

a.

The principal is repayable on the earlier of the following events: consummation of an IPO, sale of all or substantially all of the Company’s property and assets, merger or consolidation of the Company or five years from the grant date of the loan.

	b.	The loan bears interest at an annual rate of 3.5% and the principal amount will be linked to the U.S. dollar. The accrued interest is repayable upon the repayment of the principal of the loan.

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2003	2002

Cost:
Computers and peripheral equipment	$1,819	$1,616
Office furniture	215	222
Motor vehicles	239	281
Leasehold improvements	26	21

	2,299	2,140
Accumulated depreciation	1,557	1,035

Depreciated cost	$742	$1,105

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Royalty commitments:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company is committed to pay royalties to the Israeli Ministry of Industry and Trade (“the OCS”), amounting to 3%-5% of the proceeds from sales of products in which the Government participated in their research and development by way of grants, up to 100% of the grants received, linked to the U.S. dollar. The commitment is determined on a product-by-product basis, in an amount not to exceed the total of the grants received (linked to the U.S. dollar plus interest at the rate of LIBOR).

		Royalties paid or accrued through the year ended December 31, 2003 amounted to $ 237.

		As of December 31, 2003, the Company has an outstanding contingent obligation to pay royalties in the amount of $ 1,882.

	b.	Lease commitments:

The Company and its subsidiary lease their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2006. The minimum rental payments under non-cancelable operating leases are as follows:

		Year ended December 31,

		2004	$290
		2005	147
		2006	63

			$500

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Total rent expenses for the years ended December 31, 2003, 2002 and 2001, were approximately $ 299, $ 313 and $ 168, respectively.

	c.	Charges and guarantees:

The Company obtained a bank guarantee in the amount of $ 87 in order to secure its lease obligations.

NOTE 8:-	SHAREHOLDERS’ EQUITY

	a.	The rights conferred by the Company’s shares:

		1.	The Ordinary shares confer upon the holders the right to receive notice, to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

2.

The Preferred shares (“A” and “B”) have the same rights as the Ordinary shares. In addition, the shares are convertible into Ordinary shares, have an aggregate preference in liquidation of $ 34,200 as of December 31, 2003, dividend preference, anti-dilution rights, preemptive rights, tag-along rights and preference in voting on certain matters. The Preferred shares are convertible, at the holders’ option, or upon an IPO of the Company, into Ordinary shares on a one-for-one basis.

	b.	Stock option plans:

Under the Company’s Stock Option Plans (the “Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiary.

Pursuant to the Plans, the Company reserved for issuance 4,631,545 Ordinary shares. As of December 31, 2003, an aggregate of 214,015 Ordinary shares of the Company are still available for future grant.

Each option granted under the Plans is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option plans. The options vest primarily over four years. Any options, which are forfeited or cancelled before expiration, become available for future grants.

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity in 2003, 2002 and 2001:

	Year ended December 31,

	2003		2002		2001

	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

		$		$		$

Outstanding at beginning of year	4,064,280	0.48	3,869,780	0.46	1,877,780	0.15

Granted	445,500	0.75	330,500	0.75	2,023,000	0.75
Forfeited	(232,250)	0.75	(136,000)	0.75	(31,000)	0.75

Outstanding at December 31, 2003	4,277,530	0.49	4,064,280	0.48	3,869,780	0.46

Exercisable options at December 31, 2003	2,736,030	0.34	1,811,585	0.28	894,390	0.13

The options outstanding as of December 31, 2003, have been separated into certain exercise prices as follows:

exercise price	Options Outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Options Exercisable as of December 31, 2003	Weighted average exercise price of options exercisable

$		Years	$		$

0.10	1,703,780	6.12	0.1	1,703,780	0.1
0.5	30,000	6.46	0.5	22,500	0.5
0.75	2,543,750	8.02	0.75	1,009,750	0.75

	4,277,530	7.25	0.49	2,736,030	0.34

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

	c.	Options granted to consultants:

		1.	The Company’s outstanding options to consultants as of December 31, 2003, are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable

June 2001	*) 60,000	0.75	30,000
August 2003	*) 55,000	0.75	-

*) The options vest over four years

2.

The Company had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes Option-Pricing Model with the following weighted-average assumptions for the years ended December 31, 2003, 2002 and 2001: risk-free interest rate of 3%, 3% and 3.5% for the years ended December 31, 2003, 2002 and 2001, respectively, dividend yields of 0% for each year, expected volatility of 0.1 for each year, and a contractual expected life of the warrants of approximately 10, 10 and 9 years, respectively.

	3.	Regarding the options granted to consultants, the Company did not record compensation expenses for the years ended December 31, 2003 and 2002, due to immateriality of compensation amounts.

d.	Warrants issued to investors:

During December 2000 and January 2001, the Company issued to certain investors warrants to purchase 2,875,006 Preferred B shares at a price of $ 4.93 per share. The warrants are exercisable until the earlier of:

	1.	The Initial Public Offering of the Company’s shares for net proceeds of more than $ 30 thousand reflecting a pre-offering valuation of the Company of more than $ 150 thousand.

2.

The consummation of a merger, reorganization, acquisition, or sale of all or substantially all of the assets of the Company in which its current shareholders hold less than 50% of the voting power of the surviving entity and which reflects a pre-transaction valuation of more than $ 200 thousand.

	3.	Three years from the closing date of the Preferred B share purchase agreement.

Subsequent to the balance sheet date, the aforementioned warrants expired.

e.	Dividends:

The Company does not intend to pay cash dividends in the foreseeable future.

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INCOME TAXES

	a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

The Company has been granted an “approved enterprise” status under the above law and has elected to enjoy the “alternative system of benefits” - waiver of grants in return to tax exemption. Income derived from approved enterprises is tax exempt for a period of two years out of 10-year period of benefits (based on the percentage of foreign ownership in each taxable year). Income derived during the remaining years of benefits is entitled to reduction in tax rates. The period of tax benefits is subject to a time limit of the earlier of 12 years from commencement of production or 14 years from the grant of approval. The period of benefits commences with the first year in which the Company has realized a taxable income. The period of benefits relating to the approved enterprise will expire in the years 2011 through 2013.

In June 2002, the Company submitted an expansion request for an “Approved Enterprise” regarding its production facilities in Nesher. The income derived from this “Approved Enterprise” will be tax-exempt for a period of two years out of 10-year period of benefits. The ten years period of benefits will commence with the first year in which the Company earns taxable income. The expansion request has been approved in September 2003.

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

Income deriving from other than “approval enterprise” as mentioned above is taxed at the regular rate of 36%.

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	INCOME TAXES (Cont.)

	c.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets are as follows:

	December 31,

	2003	2002

Provision for vacation and severance pay	$103	$204
Amortization	41	113
Loss carryforward	6,103	3,751

Net deferred tax asset before valuation allowance	6,247	4,068
Valuation allowance	(6,247)	(4,068)

Net deferred tax assets	$-	$-

Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulted from the Company’s accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits and the effect of the Approved Enterprise.

d.	Net operating losses carryforward:

The Israeli company has accumulated operating losses for tax purposes as of December 31, 2003, in the amount of approximately $ 8,953, which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2003, the U.S. subsidiary had approximately $ 7,750 in federal net operating loss carryforwards for income tax purposes, which can be carried forward and offset against taxable income for 20 years and expire until 2023.

Utilization of U.S. net operating losses may be subject to substantial annual limitation, due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	Summary information about geographical areas:

The Company operates in one industry segment. Operations in Israel include research and development, selling and marketing. Operations in the United States include selling and marketing. The Company has adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”.

The following is a summary of operations within geographic areas based on customer’s location.

	Year ended December 31,

	2003	2002	2001

Revenues from sales to unaffiliated customers:
U.S.A.	$778	$264	$508
Europe	999	335	145
Others	167	123	30

	$1,944	$722	$683

Long-lived assets, by geographic areas:

Israel	$610	$865	$839
United States	132	240	247

	$742	$1,105	$1,086

b.	Major customer data as percentage of total revenues:

	Year ended December 31,

	2003	2002	2001

Customer A	1%	17%	31%
Customer B	-	12%	-
Customer C	11%	10%	15%

STOREAGE NETWORKING TECHNOLOGIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	RELATED PARTY

The balance with related party is generally paid on a monthly basis for certain labor costs coverage. As of the December 31, 2003, the outstanding balance with Intelligent Information Systems Ltd. (“I.I.S.”) for administration services amounted to $ 5.

Transactions with I.I.S:

	Year ended December 31,

	2003	2002	2001

Administration services	$48	$44	$112
Research and development costs	-	80	250

	$48	$124	$362

- - - - - - - - - - - - - - -

Enargis Storage Solutions Ltd.

Financial Statements as of December 31, 2003

Enargis Storage Solutions Ltd.
Financial Statements December 31, 2003

1

Chaikin, Cohen, Rubin & Gilboa
Atidim Technology Park, Bldg. 4, P.O.B. 58143 Tel-Aviv 61580, Israel Tel: 03-6489858 Fax: 972-3-6489946 E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

To The Shareholders of
Enargis Storage Solutions Ltd.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Enargis Storage Solutions Ltd., (“the Company”) as of December 31, 2003 and the related statement of operation, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations, changes in shareholders’ equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Chaikin, Cohen, Rubin & Gilboa
Certified Public Accountants (Isr.)

Tel-Aviv, June 3, 2004

The accompanying notes are an integral part of the financial statements

Enargis Storage Solutions Ltd.
Balance Sheet

		December 31,
		2003
	Note	US$

ASSETS

Current Assets

Cash and cash equivalents		732
Government institutions		3,350

		4,082

Severance pay fund	5	3,234

Property and equipment, net	3	16,433

		23,749

LIABILITIES AND CAPITAL DEFICIENCY

Current Liabilities

Credit from bank		5,077
Trade payables		7,486
Other payables and accrued expenses	4	208,104

		220,667

Accrued severance pay	5	7,916

Capital deficiency	6

Ordinary shares		371
Ordinary shares of NIS 0.1 par value:
Authorized: 10,000,000 at December 31, 2003
Issued and outstanding: 16,000 at December 31, 2003
Additional paid in capital		20,149
Accumulated deficit		(225,354)

		(204,834)

		23,749

Approved by the Board of Directors on June 3, 2004.

—————————————— Shavit Danny - Director	—————————————— Hartman Robi - Chairman

The accompanying notes are an integral part of the financial statements

Enargis Storage Solutions Ltd
Statement of operation

		Year ended December 31,
		2003
	Note	US$

Revenues		190,039

Cost of revenues		105,148

Gross profit		84,891

Research and development		188,755

General and administrative		120,472

		309,227

Operating loss		(224,336)

Financial expenses, net		1,018

Net loss		(225,354)

The accompanying notes are an integral part of the financial statements

Enargis Storage Solutions Ltd.
Statement of Changes in Shareholders' Equity

	Number of shares	Share capital	Additional paid in capital (*)	Accumulated deficit	Total shareholders deficiency
		US$	US$	US$	US$

Issuance of shares	16,000	371	20,149	-	20,520

Net loss for the year	-	-	-	(225,354)	(225,354)

Balance as at December 31, 2003	16,000	371	20,149	(225,354)	(204,834)

(*)	The investment in the Company amounting to $20,149, was based on the computers and related equipment-carrying book value which were transferred to the Company by IIS Intelligent Information Systems Ltd. at the closing date of the transaction.

The accompanying notes are an integral part of the financial statements

Enargis Storage Solutions Ltd.
Statements of Cash Flows

Year ended December 31,
2003
US$

Cash flows from operating activities

Net loss	(225,354)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14,735
Provision for severance pay, net	4,682
Changes in operating assets and liabilities:
Increase in receivables	(3,350)
Increase in payables	215,590

Net cash provided by operating activities	6,303

Cash flows from investing activities

Purchase of fixed assets	(11,019)

Net cash used in investing activities	(11,019)

Cash flows from financing activities

Issuance of shares	371
Increase in short term bank credits, net	5,077

Net cash provided by financing activities	5,448

Increase in cash and cash equivalents	732

Cash and cash equivalents at the beginning of the year	-

Cash and cash equivalents at the end of the year	732

Supplemental non cash investing and financing activities:

On March 2003, the Company gained computer and related equipment in the amount of $20,149 as a part of I.I.S Intelligent Information System Ltd. investment in the Company – see Note 1.

The accompanying notes are an integral part of the financial statements

Enargis Storage Solutions Ltd.
Notes to Financial Statements

NOTE 1 – GENERAL

The Company was founded and commenced its operation on January 2003.

The Company designs, develops and provides enterprise storage solutions for the Internet Small Computer Systems Interface (hereinafter called “iSCSI”). The Company’s products are customized software implementation projects for the development and integration of iSCSI interface into existing storage devices and a family of comprehensive IP storage testing tools, for iSCSI protocol analysis of SAN devices.

As of January 1,2003 the Company purchased the iSCSI related activities of I.I.S Intelligent Information Systems Ltd. in consideration of 25% of the Company voting and profits rights. During the period from January 2003 to March 31, 2003 the Company’s operations were funded by a related party (West End Technology Investments Ltd.).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles in United States ("U.S. GAAP").

A.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.	Reporting currency

The financial statements of the Company have been prepared in U.S. dollars, since the majority of the Company’s revenues is generated in dollars. Additionally, the management believes that the dollar is the primary currency of the economic environment in which the Company has operated.

Transactions and balances originally denominated in dollars are presented in their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States (“FASB”).

Exchange gains and losses from the aforementioned remeasurement are reflected in the statement of operations. The representative rate of exchange at December 31, 2003 was $1 = 4.379 New Israeli Shekels (“NIS”). (At January 1, 2003 $ 1=NIS4.737).

C.	Cash equivalents

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

Enargis Storage Solutions Ltd
Notes to Financial Statements

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

D.	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and software	33
Office furniture and equipment	6-10
Motor vehicles	15

E.	Revenue recognition

Revenue from sales of software products is generally recognized upon delivery or upon customer acceptance (if required), provided the price is fixed or determinable, collectibility is reasonably assured, future obligation of the Company are considered insignificant and the cost of such obligations can be reliably estimated. Sales of products that do not initially meet the criteria for recognition are recognized at the date when all criteria are met. Service revenues are recognized ratably over the contractual period or as services are performed.

Customers’deposits and other payments received prior to sales recognition are included in advances from customers and deferred revenues in the balance sheets.

F.	Research and development costs

Research and development expenses are charged to income as incurred.

G.	Income taxes

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowances are provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Enargis Storage Solutions Ltd
Notes to Financial Statements

NOTE 3 – PROPERTY AND EQUIPMENT, NET

December 31,
2003
US$

Cost:
Office furniture and equipment	1,015
Computers and software	19,930
Motor vehicles	10,223

31,168

Accumulated depreciation:
Office furniture and equipment	53
Computers and software	13,911
Motor vehicles	771

14,735

Depreciated cost	16,433

Depreciation expenses for the year ended December 31, 2003 amounting to approximately $14,735.

Depreciation expenses of the purchased from related party was calculated at annual rates from the original cost of the related party.

NOTE 4 – OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

December 31,
2003
US$

Employees and payroll accruals	27,222
Government authorities	2,613
Related party (1)	30,144
Accrued expenses (2)	148,125

208,104

(1)	As of May 31, 2004 Enargis owes West End, a related party, in excess of approximately $115,000 with respect to shareholder loans. These interest-free loans are secured by charges on the assets of Enargis and are subject to repayment on demand.

(2)	As of the incorporation of the Company,Mr. Hartman and Mr. Shavit, our CEO and CTO respectively (both shareholders of the company that hold 75% of the company shares), did not collect any compensation nor payroll in regards to their efforts in the Company and agreed that this compensation will be paid only from receipt of proceeds from Investment in the Company or future earnings. As of December 31, 2003 the amount of compensation due but unpaid to our officers according to this arrangement is approximately $148,000.

Enargis Storage Solutions Ltd
Notes to Financial Statements

NOTE 5 – SEVERANCE PAY

The Company’s severance pay liability based upon the employees’ years of service and the current monthly salary is mostly covered by insurance policies and pension funds.

The amounts accrued and the portion funded by the insurance policies and pension funds are reflected in the financial statements as follows:

December 31,
2003
US$

Liability for severance pay	7,916
Less - amounts funded (presented among "non-current assets")	3,234

4,682

The Company may only utilize the insurance policies for the purpose of disbursement of severance pay.

NOTE 6 – SHARE CAPITAL

Balance as of December 31, 2003 -

Number of shares

Authorized :
Ordinary shares of NIS 0.01 par value	10,000,000

Issued and fully paid up
Ordinary shares of NIS 0.01 par value	16,000

Enargis Storage Solutions Ltd
Notes to Financial Statements

NOTE 7 — TRANSACTION WITH RELATED PARTIES

Year ended December 31,
2003
US$

1
a. Revenue	18,020

b. Expenses:
Rental fees, net (1)	19,132
Participation in salary expenses	2,774
Salary expenses (2)	148,125

2. Purchase of equipment's	20,149
Purchase of vehicle	10,223

(1)	The Company’s facilities in Israel are rented under a lease agreement with a related party. The rental payment under this agreement is $2,890 per month. Another related party is participating 35% in this rental payment, thus decreasing the net cost of $1,011.
As of May 31, 2004 Enargis owes West End, a related party, in excess of approximately $115,000 with respect to shareholder loans. These interest-free loans are secured by charges on the assets of Enargis and are subject to repayment on demand.

(2)	See Note 4(2).

NOTE 8 – INCOME TAXES

A.	The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

B.	The Company has a carry forward loss and deductions of approximately $225,354 for tax purpose as of December 31, 2003. Since the recoverability of this loss is uncertain, no income tax benefits have been recorded in respect thereof.

Enargis Storage Solutions Ltd
Notes to Financial Statements

NOTE 9 – GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

The following presents total revenues on the basis of the location of the end customers for the year ended December 31, 2003 and long-lived assets as of December 31, 2003:

Year ended December 31,
2003
US$

Sales to customers:

United States	122,070
Israel	67,969

190,039

Long-lived assets:

Israel	16,433

SIGNATURES

          The Registrant hereby certifies that it meets all of the requirements for filing on Form 20F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(Registrant)

	By:	/s/ Robi Hartman

Robi Hartman, Chief Executive Officer

Date: June 21, 2004

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

4.4	Shareholders’ Rights Agreement dated as of January 18, 2001 between the Company, StoreAge and certain investors.**
4.5	Research & Development Subcontracting Agreement effective as of October 15, 2000, between the Company and StoreAge Networking Technologies Ltd.***
8.1	List of significant subsidiaries of the Company.
12.1	Certification by Chief Financial Officer and Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of Kost Forer and Gabbay, a Member of Ernst & Young International.

* Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement No. 33-62862 dated August 10, 1993.
** Incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000.
*** Incorporated by reference to the corresponding exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

Exhibit 8.1

Significant Subsidiaries of I.I.S. Intelligent Information Systems Limited

List of Significant Subsidiaries	Jurisdiction of Incorporation or Organization	Business Name

None

Exhibit 12.1

CERTFICATION

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

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)

evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

c)

disclosed in this Annual Report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial ; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls over financial reporting.

6.

By:	/S/ Robi Hartman

Robi Hartman,

Chief Executive Officer and Acting Chief Financial Officer

Date: June 21, 2004

Exhibit 14.1

CONSENT OF INDEPENDENT AUDITORS

          We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-8240, 333-12764 and 333-59548) of our report dated March 18, 2004, with respect to the consolidated financial statements of I.I.S. Intelligent Information Systems Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2003.

/s/ KOST FORER and GABBAY
A Member of Ernst & Young Global

Tel Aviv, Israel
June 22, 2004