Form 20-F/A
period 2003-12-31
IIS INTELLIGENT INFORMATION SYSTEMS LTD
filed 2007-08-31
CIK 742358

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2003, the Registrant had 11,576,539 Ordinary Shares, NIS 0.003 par value per share, outstanding (“Ordinary Shares”).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

Explanatory Note for this Amendment

The Annual Report on Form 20-F of the Company for the fiscal year ending December 31, 2003 (the “Annual Report”) that was filed with the Securities and Exchange Commission on June 22, 2004 included audited financial statements of the Company; however, the Company’s auditors at that time, Kost Forer Gabbay & Kasierer , A Member of Ernst & Young Global stated in their report that because of the possible material effects on the financial statements of the then-proposed voluntary liquidation of the Company, they were unable to, and did not at that time express an opinion on the audited financial statements. The audited financial statements included in the Annual Report therefore did not include an auditors report complying with the requirements of the Form. Consequently, the certification normally required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 was also omitted from the filing.

In addition, the financial statements for the fiscal year ending December 31, 2003 previously filed as part of the Annual Report have been amended to reflect certain adjustments. The adjustments relate to a provision for director’s compensation due but unpaid, in an amount of approximately $101,000, that was not included in the financial statements, a provision for a lawsuit which was settled on June 8, 2004, and accordingly, the amount of this provision was decreased by approximately $11,000 less than the amount that was accrued in the financial statements, and the cancellation of an uncollectible VAT balance in an amount of approximately $9,000. The Company has amended the balance sheet as of December 31, 2003 and the statement of operations and the statements of changes in shareholders’ equity for the year ended December 31, 2003 to reflect these adjustments and also to correct an error in the number of ordinary shares outstanding as of December 31, 2003.

Amendments

        As a result of the above, the following amendments are hereby made to the Annual Report:

1.	The table for the year ended December 31, 2003 in “Item 3. KEY INFORMATION – A. Selected Financial Data.” will be amended to appear as follows

Statement of Operations Data (in thousands, except per share data):	Year Ended December 31, 2003

General and administrative expenses	$441

Operating loss	(441)

Financial expenses - net	(3)
Other income - net	330

Loss before equity in losses of an
associated company and minority interest in
losses of subsidiaries	(114)
Equity in losses of an associated company	(20)

Net loss	$(134)

Loss per share - basic and diluted	$(0.01)

Weighted average number of shares (in
thousands) - basic and diluted	11,577

Balance Sheet Data (in thousands):	2003

Working capital	$113

Cash and cash equivalents	$133
Total assets	$335

Shareholders' equity	$118

2.	“Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”

        (a) In the paragraph entitled “Results of Operation – Years Ended December 31, 2003, 2002, and 2001":

1.	In the 10th paragraph, the reference to operating loss is amended to $111,000 instead of $12,000 as a result of: (i) a provision for director’s compensation due but unpaid, in an amount of approximately $101,000, that was not included in the financial statements; (ii) a provision for a lawsuit which was settled on June 8, 2004, and accordingly, the amount of this provision was decreased by approximately $11,000 less than the amount that was accrued in the financial statements; and (iii) the cancellation of an uncollectible VAT balance in an amount of approximately $9,000 ; and

2.	In the penultimate paragraph the reference to the net operating loss for 2003 is increased from approximately $35,000 to approximately $134,000.

        (b) In paragraph B. entitled “Liquidity and Capital Resources”, the reference to the ratio of current assets to current liabilities at December 31, 2003 is amended from “2.94:1.00” to “1.5433:1.00".

3.	Item 15. “CONTROLS AND PROCEDURES” is hereby amended to read as follows:

“Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20F. Based on that evaluation, our chief executive officer and chief financial officer has concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (“Exchange Act”) was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a reasonable possibility that a material misstatement of our annual financial statements would not be prevented or detected. As of the end of the period covered by this Annual Report on Form 20F, we have concluded that our internal control over financial reporting was ineffective and that we had material weaknesses as set out below in this Item 15.

1. Disclosure Controls
From July 2004 until April 2007, the Company was placed in voluntary liquidation and had no functioning board of directors or board-related committees as an outside liquidator managed all of the Company’s affairs. During this period, we ceased preparing audited financial statements which resulted in the Company being delinquent with respect to its annual report filing obligations with the SEC. Consequently, the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including chief executive officer and chief financial officer, as appropriate to allow timely decisions.

2. 2003 Restatement
In connection with the preparation and filing of the Annual report on Form 20F in June 2004, the Company’s controls over period end reporting were not operating effectively due to the imminent commencement of liquidation proceedings at that time. These ineffective controls lead to certain errors at the date of the filing. These errors resulted in the need for restatements as described in Note 1(a)(2) to the financial statements.

Changes in Internal Control over Financial Reporting

Following the cancellation of our voluntary liquidation proceedings in April 2007, we have taken certain actions to remediate our material weaknesses including:

—	Re-establishing a board of directors including an audit committee; and

—	Creating an internal audit function; and

—	Hiring a professional services firm to perform accounting and financial reporting functions.

As a result of these and other measures we have taken to date, we believe the material weaknesses related to the financial statement close process reported in this Annual Report on Form 20-F, have been remediated, as of the date of this filing. “

No other items were affected by the adjustments referred to above.

Accordingly, this amendment also contains the following:

Report of Independent Auditors on the Financial Statements of the Company for the fiscal year ended December 31, 2003
The full Financial Statements of the Company for the fiscal year ended December 31, 2003
Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

        The Registrant hereby certifies that it has duly caused and authorized the undersigned to sign this Amendment to the Annual Report on its behalf.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED (Registrant) By: /s/ Robi Hartman —————————————— Robi Hartman, Chief Executive Officer

Date: August 29, 2007

FINANCIAL STATEMENTS AND EXHIBITS

Index to Financial Statements of the Company:	Page

Report of Independent Auditors on
Financial Statements of the Company	F-2

Balance Sheets at December 31, 2003 and 2002	F-3

Statements of Operations for the years ended
December 31, 2003, 2002 and 2001	F-4

Statements of Changes in Shareholders' Equity
for the years ended December 31, 2003, 2002 and 2001	F-5

Statements of Cash Flows for the years ended
December 31, 2003, 2002 and 2001	F-6 - F-7

Notes to the Financial Statements	F-8 - F-29

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

We have audited the balance sheet of I.I.S. Intelligent Information Systems Limited (the “Company”) as of December 31, 2003 and the statement of operations, of changes in shareholders’ equity and of cash flows for the year in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an associated company, the Company’s share in losses of which is $20,000 in the year ended December 31, 2003. Those financial statements were audited by other independent registered public accounting firm whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for this company, is based solely on the report of the other independent registered public accounting firm.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations and cash flows for the year in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1a(2) to the financial statements, the Company has restated its 2003 financial statements. Such financial statements, before the restatement referred to above, were reported on by another independent registered public accounting firm who issued a disclaimer of opinion on these financial statements.

Tel-Aviv, Israel	Kesselman & Kesselman
August 29, 2007	Certified Public Accountant (Isr.)
A member of PricewaterhouseCoopers
International Limited

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2003	2002
	(as restated)

A s s e t s
Current assets:
Cash and cash equivalents	$133	$397
Restricted bank deposit	48	44
Accounts receivables	140	48

T o t a l current assets	321	489

Funds in respect of employee rights upon retirement	5	4

Fixed assets, net	9	56

T o t a l assets	$335	$549

Liabilities and shareholders' equity
Current liabilities:
Trade payables		77
Accounts payable and accruals	*208	214

T o t a l current liabilities	208	291

Long-term liabilities -
liability for employee rights upon retirement	9	6

T o t a l liabilities	217	297

Commitments and contingent liabilities, note 5
Shareholders' equity:
Ordinary shares of NIS 0.003 par value at
December 31, 2003 and 2002:
Authorized - 16,666,667 shares;
Issued and outstanding - 11,576,539 shares	55	55
Additional paid-in capital	41,417	41,417
Accumulated deficit	*(41,354)	(41,220)

T o t a l shareholders' equity	118	252

T o t a l liabilities and shareholders' equity	$335	$549

* Restated, see note 1a(2).

——————————————	——————————————
Robi Hartman	Aharon Jacobowitz
Chairman of the Board,	Director
Chief Executive Officer
and Chief Financial Officer

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31
	2003	2002	2001
	(as restated)

Revenues:
Products, note 11		$62	$83
Research and development services to an
associated company		145	251

		207	334

Cost of revenues:
Products		(38)	(28)
Research and development services to an
associated company		(51)	(155)

		(89)	(183)

Gross profit		118	151

Research and development expenses		(548)	(479)
Selling and marketing expenses		(49)	(21)
General and administrative expenses	*$ (441)	(577)	(888)
Impairment of goodwill		(186)
Non-recurring income - net		122	180
Income from a lawsuit settlement, note 5e	330

Operating loss	(111)	(1,120)	(1,057)
Financial expenses - net	(3)		(56)
Financial expenses in respect of conversion of
convertible debentures			(1,491)

	(114)	(1,120)	(2,604)
Share in losses of an associated company	(20)	(1,250)	(877)

Net loss	$(134)	$(2,370)	$(3,481)

Net loss per share of ordinary shares -
basic and diluted	$(0.01)	$(0.21)	$(0.37)

Weighted average number of ordinary shares used in
computing loss per ordinary shares (in thousands) -
basic and diluted	11,577	11,485	9,409

* Restated, see note 1a(2).

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S dollars in thousands, except share data)

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Receivables on account of shares	Deferred stock compensation	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2001	8,991,465	$54	$37,435	$(16)	$(222)	$(35,369)	$1,882
Changes during 2001:
Conversion of convertible debentures	1,797,464	1	2,426				2,427
Payments of receivables on account of shares				16			16
Exercise of warrants	613,648	**	183				183
Vested shares of key employee	30,000	**					**
Amortization of deferred stock compensation
related to shares in escrow issued upon
Acquisition of Eastek					133		133
Stock based compensation related to options granted
to employees of an associated company			29				29
Beneficial conversion feature in respect of a
conversion of convertible debentures			1,346				1,346
Net loss						(3,481)	(3,481)

Balance as of December 31, 2001	11,432,577	55	41,419	-,-	(89)	(38,850)	2,535
Changes during 2002:
Exercise of warrants	73,962	**	22				22
Vested shares of key employee	70,000	**
Issuance expenses related to conversion of
convertible debentures			(24)				24
Amortization of deferred stock compensation
related to shares in escrow issued upon
acquisition of Eastek					89		89
Net loss						(2,370)	(2,370)

Balance as of December 31, 2002	11,576,539	55	41,417	-,-	-,-	(41,220)	252
Change during 2003 (as restated) - net loss						*(134)	(134)

Balance as of December 31, 2003	11,576,539	$55	$41,417	-,-	-,-	$(41,354)	$118

* Restated, see note 1a(2).
** Represents an amount lower than $1 thousand.

The accompanying notes are an integral part of the financial statements.

(continued – 1)

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Year ended December 31
	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(134)	$(2,370)	$(3,481)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	6	33	127
Impairment of goodwill		186
Write-off of fixed assets	12
Amortization of deferred stock compensation		89	133
Stock based compensation related to options granted to
employees of an associated company			29
Amortization of discount on convertible debentures			172
Changes in accrued liability for employee rights
upon retirement	3	(10)	6
Gain on amounts funded in respect of employee
rights upon retirement	(1)
Share in losses of an associated company	20	1,250	877
Beneficial conversion feature in respect of a conversion
of convertible debentures			1,346
Changes in operating assets and liabilities:
Decrease in trade receivable		13	30
Decrease (increase) in accounts receivable	(92)	82	(6)
Decrease in trade payable	(77)	(42)	(58)
Decrease in accounts payable and accruals	(6)	(333)	(857)
Finance income derived from U.S. dollar exchange
rate changes	(4)
Other		1	(1)

Net cash used in operating activities	(273)	(1,101)	(1,683)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	9	5	1
Purchase of property and equipment		(7)	(55)
Investment in a restricted deposit			(44)
Proceeds from a restricted deposit			600

Net cash provided by (used in) investing activities	$9	$(2)	$502

(concluded – 2)

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Year ended December 31
	2003	2002	2001

CASH FLOW FROM FINANCING ACTIVITIES:
Payments of receivables on account of shares			$16
Exercise of warrants		$22	183
Repayment of long-term bank loans		(10)	(10)
Issuance of convertible debentures, net		(24)
Repayment of convertible debentures			(573)

Net cash used in financing activities	-,-	(12)	(384)

DECREASE IN CASH AND CASH EQUIVALENTS	$(264)	(1,115)	(1,565)

BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	397	1,512	3,077

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$133	$397	$1,512

Supplementary information on activities not involving cash flows:
Fixed assets' transfer to Enargis Storage Solutions Ltd.
(see note 2a)	$20	-,-	-,-

Conversion of convertible debentures	-,-	-,-	$2,427

Supplemental disclosure of cash flows activities -
interest paid during the year	$4	$8	$145

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Operations

Through December 2002, I.I.S. Intelligent Information Systems Limited. (“the Company”) designed, developed and provided enterprise storage solutions for the Internet Small Computer Systems Interface (“iSCSI”). The Company’s products were customized software implementation projects for the development and integration of iSCSI interface into existing storage devices and a family of comprehensive IP storage testing tools, for iSCSI protocol analysis of SAN devices. Due to the slow down associated with the iSCSI revenues resulting from the delays in the adoption of the iSCSI protocol, the Company decided to cease its iSCSI operations in December 2002.

As of December 31, 2003, the Company is no longer engaged in any operational business activity other than managing its holdings in StoreAge Networking Technologies Ltd. (“StoreAge”) and Enargis Storage Solutions Ltd. (“Enargis”) (see note 2 below).

On July 29, 2004, the Company’s shareholders resolved to place the Company in a voluntary liquidation.

On April 17, 2007, the Company’s general meeting of shareholders duly approved the termination of the Company’s voluntary liquidation.

Since the voluntary liquidation was not considered imminent, these financial statements are presented on a going-concern basis.

2)	Restatement

The financial statements for the year ended December 31, 2003, have been restated to correct for the following items:

U.S dollars in thousands

a. Director's compensation that should have been recognized in 2003,
yet has not been provided for in 2003 (see also note 6a)	$101
b. Claim against NetWiz Ltd. (see also note 6f) that was settled on June
8, 2004 in which the Company paid a final conclusive payment of $39,000. The Company has not considered the settlement
agreement and has as a result mistakenly recognized a provision in the
amount of $50,000 instead of $39,000	(11)
c. Recognition of a VAT balance which the Company is unable to collect
and should have been written off	9
d. Tax effect of the above errors corrections is a change in deferred taxes in respect of carryforward losses and correspondence change in the
valuation allowance	-

$99

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company amended the balance sheet as of December 31, 2003 and the statement of operations and the statement of changes in shareholders’ equity for the year ended December 31, 2003 to reflect these adjustments.

No other items were affected by the errors referred to above.

The following reflects the adjustment to the balance sheet as of December 31, 2003 and the statement of operations and the statement of changes in shareholders’ equity for the year ended December 31, 2003:

	As reported	Correction	As restated
	U.S dollars in thousands

Accounts payable and accruals	$109	$99	$208

Total liabilities	$118	$99	$217

Total shareholders' equity	$217	$(99)	$118

General and administrative expenses	$342	$99	$441

Net loss	$35	$99	$134

Accumulated deficit	$(41,255)	$(99)	$(41,354)

Net loss per share of ordinary shares -
basic and diluted	-	$(0.01)	$(0.01)

3)	Liability Recognition for Certain Employee Benefits

As a result of the lack of resources to support the iSCSI operations, the Company issued dismissal letters to its employees during the year ended December 31, 2002. Consequently, the Company recorded a one time charge of $60 thousand related to the cessation of iSCSI operations which was accounted for in accordance with Emerging Issues Task Force (“EITF”) No. 94-3 “Liability Recognition for Certain Employee Benefits and Other Costs to Exit an Activity (Including Certain Costs in Restructuring)", (“EITF No. 94-3”) and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” (“SAB No. 100”).

As of December 31, 2002, the major components of the 2002 restructuring plan charges were as follows:

		Utilized
	Original accruals	Cash	Non - cash	Balance as of December 31, 2002
	U.S. dollar in thousands

Employees termination
benefits	$35	$12		$23
Amortization of deferred
Stock compensation	25		$25	-,-

	$60	$12	$25	$23

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

As of December 31, 2003, the major components of the 2002 employee dismissal charges were as follows:

		Utilized
	Original accruals	Cash	Non - cash	Balance as of December 31, 2003
	U.S. dollar in thousands

Employees termination
benefits	$35	$35		-,-
Amortization of deferred
stock compensation	25		$25	-,-

	$60	$35	$25	-,-

4)	Accounting principles

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

5)	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar”; “$”). Most of the Company’s revenue and expenses are incurred in dollars. The Company’s deposits are mostly in dollars. Thus, the functional currency of the Company is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. Non-dollar transactions reflected in the statements of operations are translated into dollars using exchange rates at the transaction dates or average rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

6)	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting policies (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Cash equivalents

The Company considers all highly liquid investments, which are comprised of short-term bank deposits with an original maturity date of up to three months) that are not restricted as to withdrawal or use, to be cash equivalents.

c.	Deferred income taxes

The Company accounts for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect at time when these differences reverse.

Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

The Company has provided a full valuation allowance with respect to its deferred tax assets.

d.	Investments in associated companies

Investments in associated companies are investments in companies held to the extent of 20% or more which the Company can exercise significant influence over operating and financial policy.

As the Company has no guaranteed obligations and not otherwise committed to provide further financial support for any of the associated companies, the Company discontinued applying the equity method when the investment account was reduced to zero.

e.	Fixed assets:

1)	Fixed assets are stated at cost.

2)	The assets are depreciated by the straight-line method, on basis of their estimated useful life.

The principal annual rates of depreciation are as follows:

%

Computers and Peripheral equipment	10-33
Office furniture and equipment	6-15
Motor vehicles	15

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Impairment of long-lived assets

Under FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”(“FAS 144”), the Company reviews long-lived assets, to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

During the year ended December 31, 2003, the Company abandoned some of its office furniture and equipment. Accordingly, the Company recorded an impairment charge in the amount of $12,000.

g.	Goodwill

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

During the year ended December 31, 2002, the Company performed the required impairment tests of goodwill’s fair value. Based on management assessment at December 31, 2002, the entire goodwill in the amount of $186,000 was impaired and written off.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Revenue recognition

Through December 2002, the Company had derived revenues from research and development services to an associated company, licensing fees for their products and maintenance. The Company sells their products primarily through its direct sales force.

Research and development services to an associated company are recognized according to milestones determined in an agreement.

Maintenance revenues were deferred and recognized on a straight-line basis over the term of the maintenance agreement.

In addition, the Company is entitled to commissions of 3% out of revenues derived from outstanding customers of the Company, existing at that time, prior to the completion of the transaction with Enargis (See also note 2a).

Revenues from software license agreements are recognized when all criteria outlined in Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended) are met. Therefore, revenue from licensing fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

The Company do not grant a right of return to their customers. If the fee is not fixed or determinable, revenues are recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

i.	Research and development costs

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

j.	Reclassifications

Certain figures in respect of prior years have been reclassified to conform with the current year presentation.

k.	Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Diluted net loss per share are computed by dividing net loss by the weighted average number of shares outstanding during the year, taking into account the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method. In the years ended December 31, 2003, 2002 and 2001 all outstanding stock options have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

The diluted loss per share does not include options of the Company in the amount of 774,717, 1,125,674 and 1,109,328 for the years 2003, 2002 and 2001, respectively.

l.	Accounting for stock based compensation

Stock options granted to employees are accounted for under the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

Accordingly, the difference, if any, between the quoted market price of the ordinary shares on the date of grant of the options and the exercise price of such options is charged on the date of grant to shareholders’ equity under “deferred compensation”, and thereafter amortized by the accelerated amortization method, against income, over the expected service period (up to four years).

FAS 123, “Accounting for Stock-Based Compensation”, established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans under APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123, as amended by FAS 148, for companies electing to apply APB 25.

When stock options are granted as consideration for services provided by non-employees, the transaction is accounted for based on the fair value of the consideration received or the fair value of the stock options issued, whichever is more reliably measurable, pursuant to the guidance in Emerging Issues Task Force (“EITF”) 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. The fair value of the options granted is recalculated over the related service period and is recognized over the respective service period using the straight-line method.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income and earnings per share assuming the Company has applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31
	2003	2002	2001

Net loss available to common stock - as reported	$(134)	$(2,370)	$(3,481)
Add: Stock-based employee compensation - intrinsic value		89	133
Deduct: Stock-based employee compensation -fair value	(103)	(187)	(369)

Pro forma net loss	$(237)	$(2,468)	$(3,717)

Basic and diluted loss per share of ordinary share as
reported	$(0.01)	$(0.21)	$(0.37)

Basic and diluted pro forma net loss per share of
Ordinary share	$(0.02)	$(0.23)	$(0.42)

The fair value for options granted in the years ended December 31, 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2002	2001

Dividend yield	0%	0%
Expected volatility	1.18	1.25
Risk-free interest	2%	5%
Expected life of up to	4 years	4 years

m.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposit and receivable on account of lawsuit settlement. The majority of the Company’s cash and cash equivalents and the restricted deposit, are deposited in U.S. dollars in major banks in Israel. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the investments of the Company are financially sound and, accordingly, minimal risk exists with respect to these investments.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Newly issued and recently adopted accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-based payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting For Stock Issued To Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins July 1, 2005. Early adoption of FAS 123R is encouraged. On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS 123R is effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (first quarter of 2006 for the company). This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123. The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

In December 2004, the FASB issued FAS No. 153, “Exchanges of Non-monetary Assets –An Amendment of APB Opinion No. 29” (FAS 153). FAS 153 amends APB Opinion No. 29, “Accounting for Non-monetary Transactions” (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively.

The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

In May 2005, the FASB issued FAS 154, “Accounting Changes and Error Corrections”(FAS 154). FAS 154 is a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect this standard to have a material effect on the Company’s financial statements or results of operations.

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes –an interpretation of FAS 109” (FIN 48). This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as de-recognition, interest and penalties and disclosure. The provisions of FIN 48 are effective for fiscal years beginning January 1, 2007. The Company is currently evaluating the effect of the application of FIN 48 on its financial statements and results of operations.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (FAS 157). This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. The provisions of FAS 157 are effective for fiscal years beginning January 1, 2008. The Company is currently evaluating the impact of adopting of FAS 157 on its financial statements and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on the Company’s financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The provisions of FAS 159 are effective for fiscal years beginning January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows and results of operations. The Company does not expect the impact to have a material effect on its financial position, cash flows and results of operations.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2	–	CERTAIN TRANSACTIONS AND INVESTMENTS:

a.	Investment in Enargis

On March 31, 2003, the Company transferred iSCSI activities to a newly formed company –Enargis. Following such transfer, the Company held 25% in Enargis. The carrying amount of the investment in Enargis following the transaction amounted to approximately $20,000, equaling the carrying amount of assets transferred, and was subsequently reduced to zero during the year ended December 31, 2003 due to the Company’s share in Enargis losses.

On May 15, 2007, the Company, together with all the other shareholders of Enargis, transferred all of its 25% holdings in Enargis to West End Technology Investments Ltd. (a company controlled by the CEO and Chairman of the Board) for no consideration.

Summarized financial information for Enargis:

Year ended December 31
2003
U.S. dollar in thousands

Revenues	$190

Gross profit	$85

Net loss	$(225)

December 31
2003
U.S. dollar in thousand

Current assets	$4

Noncurrent assets	$20

Current liabilities	$221

Noncurrent liabilities	$8

b.	Investment in StoreAge

As of January 1, 2001 and through October 2005, the Company held 38.9% of StoreAge. StoreAge is an Israeli company, which is engaged in the development and marketing of products based on its SAN Virtualization technology.

In October 2005, all classes of preferred shares of StoreAge and outstanding bridge loans were converted into ordinary shares of StoreAge. Following this conversion the Company held 13% of the issued and ordinary shares of StoreAge.

The carrying amount of the investment in StoreAge was reduced to zero during the year ended December 31, 2002 due to the Company’s share in StoreAge’s losses.

In March 2006, the Company’s holdings in Storage were further diluted to 12.68% due to share issuance by StoreAge to a third party.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2	–	CERTAIN TRANSACTIONS AND INVESTMENTS (continued):

In October 2006 all the shareholders of StoreAge, including the Company, signed a share purchase agreement with LSI Logic Corporation (“LSI”) for the sale of all issued and outstanding shares of StoreAge to LSI. The Company’s share of the proceeds received upon the closing of the transaction in November 2006, was $5,416,692, of which $703,793 is held in escrow to satisfy certain possible future claims for a period of 18 months following the closing.

The Company recognized a net gain of $4,713,000 in 2006 on the said sale.

c.	Memorandum Of Agreement (“MOA”) with Witech Communications Ltd. (“Witech”)

On February 20, 2007, the Company signed a MOA with Witech with respect to a contemplated merger between the Company and Witech, under which the Company is to acquire full control and ownership of Witech, in consideration of 50% of Company’s shares. In addition, the Company is to provide certain loans to Witech (see below). The closing of the merger with Witech is subject to numerous terms and conditions, among others: satisfaction, in the sole discretion of the Company, of Company’s due diligence requirements, including technical, financial and legal diligence, the signing of mutually acceptable Final Agreements containing additional provisions customary in transactions of this type, obtaining of a ruling from the Israeli Tax Authority confirming that the Merger will be tax-free subject to reasonable conditions set forth therein, the mutual execution of employment agreements between the Company and the senior management of Witech who will become the Company’s employees, the termination of the Company’s voluntary liquidation proceedings, the approval of the Company’s Board of Directors and general meeting of shareholders. In addition and without derogating from the aforesaid, the Company shall not be obligated to consummate the contemplated transaction if at any time before the consummation of the merger of Witech with and into the Company there is any effect, change, event, circumstance or condition which, when considered with all other effects, changes, events, circumstances or conditions, has or would reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), prospects (including due to the loss or resignation, or notice of loss or resignation, of key employees of Witech and its subsidiary), results of operations or financial condition of Witech and its subsidiary taken together as a whole. If the Tax Ruling is subject to unreasonable conditions, the Company and Witech will negotiate in good faith an alternative structure for the transaction.

From April 2007 through August 2007, according to the MOA, the Company provided loans to Witech in the total amount of $3,200,000. The above mentioned loans bear an annual interest rate of LIBOR plus 5%, whilst in the event that the merger is not consummated, the interest on the loans will be increased to LIBOR plus 10% (or the maximum rate permitted by law, whichever is lower) retroactively to the date it was provided to Witech.

If the merger is not consummated, Witech may have difficulty in repaying the loans provided by the Company and, if Witech is in default, the Company may not be able to recoup its loans through exercise of the charge on Witech’s assets.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3	–	FIXED ASSETS:

Composition of assets, and the accumulated depreciation and amortization thereon, grouped by major classifications are as follows:

	December 31
	2003	2002
	U.S. dollar in thousand

Cost:
Computers and peripheral equipment	$17	$77
Office furniture and equipment	60	76
Motor vehicles		42

	77	195

Accumulated depreciation:
Computers and peripheral equipment	15	44
Office furniture and equipment	53	60
Motor vehicles		35

	68	139

Depreciated cost	$9	$56

Depreciation expenses for the years ended December 31, 2003, 2002 and 2001 amounted to approximately $6,000, $33,000 and $30,000, respectively.

NOTE 4	–	EMPLOYEE RIGHTS UPON RETIREMENT

Israeli law generally requires payment of severance pay and/or pensions upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liabilities are fully provided for in these financial statements, as if it was payable at each balance sheet date on an undiscounted basis, based upon the number of years of service and the most recent monthly salary of the Company’s employee. Severance pay expenses for the years ended December 31, 2003, 2002 and 2001, were $ 4,000, $ 29,000 and $ 33,000, respectively.

NOTE 5	–	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Effective as of April 1, 2003, all of the directors of the Company agreed to suspend their compensation until the Company either received a settlement from an ongoing lawsuit which at that time was in mediation or received proceeds from the sale/exit of StoreAge or Enargis or the raising of additional financial resources. Following settlement of the lawsuit, the directors of the Company did not take this compensation and agreed that this compensation would be paid only from receipt of proceeds from the sale/exit of its holdings in StoreAge or Enargis or the raising of additional financial resources. The amount of compensation due but unpaid to the Company’s officers and directors as of December 31, 2003 according to this arrangement is approximately $101,000. This amount was accrued in the financial statements in “accounts payable and accruals” and was paid in May 2007.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5	–	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	At the Company’s general meeting of shareholders held in July 2004, Messrs. Hartman and Jacobowitz were appointed as joint liquidators and the shareholders approved a fee of $1,000 per month (plus VAT, if applicable), to each of them commencing from the appointment of the liquidation and until distribution of all proceeds of the liquidation to the Company’s shareholders.

c.	In addition, the Company’s shareholders approved that (i) Mr. Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by the Company’s shareholders as a result of the liquidation of the net assets of the Company (hereinafter – the “Gross Proceeds”) are above $0.50 per share, $50,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.00 per share and $75,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus of $100,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.30 per share.

Since the Company terminated its voluntary liquidation, the Company’s audit committee and board have approved on June 17, 2007, subject to shareholder approval, that these bonuses will be calculated and paid based on the share price of the Company’s shares in the twenty trading days following the approval of this resolution by the general meeting of the shareholders of the Company (if such approval is given).

The Company has not included any provision for the additional bonus to the liquidators in its financial statements.

d.	In February 2001, a portion of the Company’s office space located in Ramat Gan, Israel was leased from West End Technology Investments Ltd. (“West End”), a company that is owned by Robi Hartman, the Company’s Chief Executive Officer and Chairman of the Board. As of April 1, 2003, this lease was assumed by Enargis which sublet 35% of the premises to the Company at an annual cost of approximately $12,000. The financial statements include provisions for the aforesaid postponed rent payments. As of November 2005, the sub-lease was transferred back to West End. Following termination of the voluntary liquidation proceedings in April 2007, the Company increased its sublease from 35% to 50% of the premises. The annual cost increased, proportionally, based on the original agreement, with a cap of $3,000 per month (on an average) and will be valid until the later of (1) the merger with Witech or (2) December 31, 2007.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5	–	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

e.	During the year ended December 31, 2003, the Company reached a settlement designated to form a compromise of contested claims (“the Agreement”) with two of its former sub contractors.

In accordance with the Agreement the Company will be paid a total amount of $330,000 in order to resolve and release its claim filed with the District Court of Tel-Aviv Jaffa in 1998 against its subcontractors and the counter claim filed against the Company by the subcontractors.

The claim was filed by the Company as an outcome of a dispute with the subcontractors regarding certain obligations in connection with the development and manufacture of a component designated to be used in one of the Company’s products sold at that time.

The amount of $330,000 was recorded as other income in the statement of operations.

f.	A claim was filed against NetWiz Ltd. (a former subsidiary of the Company) in respect of a breach of a lease agreement. As part of the agreement for the sale of NetWiz, the Company agreed to assume the liabilities in respect of the above claim.

On June 8, 2004, the Company reached a settlement agreement with the plaintiff in terms of which the Company accepted to pay a final and conclusive payment of $39,000 to the plaintiff, in consideration for the mutual waiver of all claims between the parties. The Company recorded a provision in the amount of $39,000 in respect of this claim in the year ended December 31, 2003.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6	–	FINANCING ARRANGEMENTS

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

Accordingly, the Company recorded in the year ended December 31, 2001, $ 1,346 as financial expenses related to the beneficial conversion feature from the induced conversion offer and an additional $ 145 in respect of the discount on the convertible debentures.

NOTE 7	–	SHAREHOLDERS’ EQUITY:

a.	Share capital

The Company’s shares are traded on the OTC Bulletin Board in the United States.

The ordinary shares confer upon the holders the right to receive notices of, participate and vote in the general meetings of the Company, the right to receive dividends, if and when declared by the board of directors and the right to receive, upon liquidation, a pro rata share of any remaining assets.

b.	Stock Option Plan

Under the Company’s 1993 Stock Option Plan (“the Plan”), options may be granted to officers, directors, employees and consultants of the Company. Pursuant to the Plan, the Company reserved for issuance 1,192,929 ordinary shares. The exercise price of the options granted under the plan may not be less than 85% of the fair market value of the Company’s ordinary shares on the date of grant. The options vested primarily up to 3-4 years.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7	–	SHAREHOLDERS’ EQUITY (CONTINUED):

No options were exercised during the years ended December 31, 2003, 2002 and 2001. The Plan expired in 2003.

Following is a summary of the status of the Company’s stock option plan and related information:

	Year ended December 31
	2003		2002		2001
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding at the
beginning of the
year	1,008,802	$7.46	1,066,803	$7.77	1,148,150	$10.90

Granted			32,000	$3.63	26,000	$3.62

Forfeited and
cancelled	(227,040)	$17.30	(90,001)	$(9.68)	(107,347)	$31.67

Outstanding at the
end of the year	781,762	$4.67	1,008,802	$7.46	1,066,803	$7.77

Exercisable at the
end of the year	665,662	$4.86	664,971	$9.45	553,136	$11.61

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

Compensation expenses of approximately $ 0, $0 and $ 29,000 were recognized during the years ended December 31, 2003, 2002 and 2001, respectively.

During the years ended December 31, 2003 and 2002 no compensation expenses were recorded due to immateriality of compensation amounts.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8	–	TAXES:

a)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “inflationary adjustments law”)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli consumer price index (“CPI”). The Company is taxed under this law.

b)	Tax rates

The income of the Company is taxed at the statutory rate. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36%to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

Capital gains are taxed at a reduced rate of 25% of the capital gains derived after January 1, 2003 and at the regular corporate tax rate on the gains derived through the aforementioned date.

c)	Deferred income taxes

The deferred income taxes are composed as follows:

	December 31
	2003	2002
	U.S. dollar in thousands

Provided for:
Operating loss carryforward	$13,589	$12,943
Capital loss carryforward	12,603	11,151
In respect of investments	1,526	1,519
Others	2	4

Total	27,720	25,617
Less - valuation allowance	(27,720)	(25,617)

	-;-	-,-

The deferred tax assets are computed at the tax rates of 36% as of December 31, 2003 and 2002.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8	–	TAXES (continued):

d)	Tax loss carryforward

As of December 31, 2003, the Company has carryforward tax losses in the amount of approximately $36 million which may be carried forward and offset against taxable income in the future for an indefinite period (December 31, 2002 – $35 million).

In addition, as of December 31, 2003, the Company has accumulated carryforward capital losses in a total amount of approximately $34 million, which may be offset against future capital gain for tax purposes (December 31, 2002 – $33 million).

Under the inflationary adjustments law (see a. above), carryforward losses are linked to the Israeli CPI.

e)	Tax assessments

Tax assessments for the Company are considered final through the year ended December 31, 2001.

f)	Reconciliation of the theoretical tax expenses to actual tax expenses:

	Year ended December 31
	2003	2002	2001
	U.S. dollar in thousands

Income (loss) before taxes, as reported in the
statements of operations	$(114)	$(1,120)	$(2,604)

Theoretical income on taxes (tax benefit) at the
statutory rate (36%)	$(41)	$(403)	$(937)
Valuation allowance	122	236	241
Difference between the basis of measurement of
loss reported for tax purposes and the basis of
measurement of loss for financial reporting
purposes	36	35	14
Adjustments in respect of previous years
Special allowance, net of non deductible expenses	(117)	132	682

Other	-;-	-,-	-,-

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31
	2003	2002
	U.S. dollar in thousands

a. Accounts receivables:
Receivables on account of a lawsuit
settlement (see note 5e)	$110
Prepaid expenses	23	$21
Related parties	5	18
Other	2	9

	$140	$48

b. Accounts payable and accruals:
Payroll and related expenses	$9	$75
Accrued expenses	148	57
Provision for a litigation, (see note 5f)	39	50
Other	12	32

	$208	$214

Statement of operations:

	Year ended December 31
	2003	2002	2001
	U.S. dollar in thousands

c. General and administrative expenses:
Directors fees	$118	$201	$233
Directors insurance	89	90	102
Payroll and related expenses	37	31	173
Rent and office maintenance	18	29	29
Professional fees	153	142	264
Capital loss from write-off of fixed assets	12
Other	14	84	87

	$441	$577	$888

d. Financial income (expenses) - net:

Interest income	$3		$131
Interest expenses	(4)	$(8)	(170)
Foreign currency translation differences	(2)	8	(17)
Beneficial conversion feature and
amortization of discount of
convertible debentures			(1,491)

	$(3)	-,-	$(1,547)

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Year ended December 31
	2002	2001
	U.S. dollar in thousands

e. Non-recurring income, net:
Reversal of sales taxes provision	$10	$180
Reversal of a lawsuit provision	216
Loan write-off	(44)
Restructuring charges (see note 1a(3))	(60)

	$122	$180

NOTE 10	–	RELATED PARTIES – TRANSACTIONS AND BALANCES:

a.	Transactions with related parties:

	Year ended December 31
	2003	2002	2001
	U.S. dollar in thousands

Rent and office maintenance (1)	$18	$35	$32

Administrative expenses (2)	$11	-,-	-,-

Reimbursement of expenses by StoreAge	-,-	$38	$122

Sales to StoreAge, net	-,-	$115	$251

(1) See note 5d.
(2) To Storage, in respect of services received until April 2005.

b.	Related party balances:

	December 31
	2003	2002
	U.S. dollar in thousands

Accounts receivable	$5	$18

Accounts payable	-,-	-,-

c.	Under the Company’s 1993 Stock Option Plan (see note 7b), the Company granted the CEO of the Company, on November 30, 2000, 356,550 options as follows:

55,600 of the options had no vesting terms, the remaining options vested annually in four equal batches, from March 22, 2001 until March 21, 2004. All options expired on November 30, 2006.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11	–	GEOGRAPHIC INFORMATION

The Company operates in one reportable segment and follows the requirements of Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”).

The following presents total revenues on the basis of the location of the end customers for the years ended December 31, 2003, 2002 and 2001 and long-lived assets as of December 31, 2003 and 2002:

	Year ended December 31
	2003	2002	2001
	U.S. dollar in thousands

Sales to unassociated customers:
United States		$54	$19
Israel		8	64

	-,-	$62	$83

	December 31
	2003	2002
	U.S. dollar in thousands

Long-lived assets - Israel	$9	$56