Form 20-F
period 2004-12-31
IIS INTELLIGENT INFORMATION SYSTEMS LTD
filed 2007-08-31
CIK 742358

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2004, the Registrant had 11,576,539 Ordinary Shares, NIS 0.003 par value per share, outstanding (“Ordinary Shares”).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filling requirements for the past 90 days.

☐ Yes    ☒ No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

        Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☒ No

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

Item 17 ☐ Item 18 ☒

This Annual Report on Form 20-F contains historical information and forward-looking statements. Statements looking forward in time are included in this Form 20-F pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the actual results of I.I.S. Intelligent Information Systems Limited (the “Company”, “us” or “IIS”) in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. In the context of the forward-looking information provided in this Form 20-F and in other reports, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Form 20-F and the Company’s other filings with the Securities and Exchange Commission during the past 12 months.

Please note that while this Annual Report on Form 20-F is filed as of December 31, 2004 for the fiscal year then ended, the actual filing date of this Annual Report is August 30, 2007. As a result, some of the information contained herein was not known as of December 31, 2004, but is included to supplement the information that was properly reportable as of that date. Such supplemental information has been excerpted from our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 20-F Report”). Readers should refer to the 2006 20-F Report for the most current and comprehensive disclosures regarding the Company.

i

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

Item 3.	KEY INFORMATION

A. Selected Financial Data.

        The following selected financial data of the Company as of December 31, 2004 and 2003 and for the three years ended December 31, 2004, are derived from the Company’s audited financial statements which are included in this Annual Report and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years then ended have been derived from audited consolidated financial statements not included in this Annual Report and have also been prepared in accordance with U.S. GAAP. The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5 (Operating and Financial Review and Prospects), and the Financial Statements included elsewhere in this Annual Report.

        Since December 2000, as a result of the decrease of the Company’s interest in StoreAge Networking Technologies Ltd. (“StoreAge”) to below 50%, the Company’s and StoreAge’s operations are no longer reported on a consolidated basis and the Company’s investment in StoreAge is accounted for in accordance with the hypothetical liquidation method. Investments in affiliates are investments in companies held to the extent of 20% or more (which is not a subsidiary), in which the Company can exercise significant influence over operating and financial policy. As the Company has not guaranteed obligations and not otherwise committed to provide further financial support for any of the associated companies, the Company discontinued applying the equity method when the investment account was reduced to zero.

Statement of Operations Data (in thousands, except per share data):

	Year Ended December 31,
	2004	2003	2002	2001	2000

Sales revenues			$62	$83	$96
Revenues from research and
development services to an associated company			145	251	0

Total revenues			207	334	96

Cost of sales			38	28	27
Cost of revenues from research and development services to an associated company			51	155	0
Total cost of revenues			89	183	27

Gross profit			118	151	69
Research and development costs			548	479	925
Selling and marketing expenses			49	21	639
General and administrative expenses	$200	$441	577	888	899
Impairment of goodwill			186
Non recurring income			(122)	(180)

Operating loss	(200)	(441)	(1,120)	(1,057)	(2,394)

Financial income (expenses)- net	(4)	(3)		(1,547)	277
Other income (expenses) - net		330			(12)

Loss before equity in losses of an
associated company and minority interest in
losses of subsidiaries	(204)	(114)	(1,120)	(2,604)	(2,129)
Equity in losses of an associated company		(20)	(1,250)	(877)
Minority interest in losses of a subsidiary					740

Net loss	$(204)	$(134)	$(2,370)	$(3,481)	$(1,389)

Loss per share - basic and diluted	$(0.03)	$(0.01)	$(0.21)	$(0.37)	$(0.16)

Weighted average number of shares (in thousands) - basic and diluted	11,577	11,577	11,485	9,409	8,901

Balance Sheet Data (in thousands):

	At December 31,
	2004	2003	2002	2001	2000

Working capital	$(86)	$113	$198	$1,024	$2,254

Cash and cash equivalents	$93	$133	$397	$1,512	$3,077
Total assets	$105	$335	$549	$3,233	$6,349
Short-term bank credits			$1	$10	$10
Long-term debt				$1	$2,839

Shareholders' equity (capital deficiency)	$(86)	$118	$252	$2,535	$1,882

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

        Voluntarily liquidation of the Company. In July 2004 our shareholders approved the voluntary liquidation of the Company. The only operating assets of the Company are minority holdings in StoreAge and Enargis. As of July 29, 2004 the Company had approximately $200,000 in cash and short-term investments and no foreseeable prospects of income. The Company believes that it is in its best interests and those of its shareholders not to use the Company’s remaining cash to pay legal, auditing, listing fees, director fees, to maintain directors and officers liability insurance and other ongoing company expenses which can be avoided or reduced by voluntary liquidation, without harming the ability to realize the Company’s minority holdings in StoreAge and Enargis. The only remaining purpose of the Company is to achieve the greatest possible return on these assets. The Company believes that its holdings in StoreAge may have significant value but the current realization value is not attractive. From time to time StoreAge has been involved in contacts with prospective purchasers but these contacts have not yet resulted in any definitive offer or agreement. Consequently, it would be beneficial to the Company and its shareholders to continue to hold this asset until an attractive exit alternative presents itself and the voluntary liquation of the Company would allow the Company to continue to manage this investment at the lowest possible cost until such time. Without voluntary liquidation, the financial resources of the Company may be depleted by the end of 2004. In addition, due to the Company’s financial situation, it has not been able to retain most of its directors and to locate new directors in order to comply with applicable legal requirements. See Item 4 – Information on the Company – Entry into Voluntary Liquidation.

        We have a history of substantial recurring operating losses and have no current prospects of revenues. We lost approximately $204,000 during the year ended December 31, 2004, $ 134,000 during the year ended December 31, 2003 and $2.4 million during the year ended December 31, 2002. Our ability to achieve any future profits or gains depends entirely on the ability to realize significant value from our minority holdings in StoreAge and Enargis.

        Since we have a minority ownership interest in StoreAge and Enargis, our interest in StoreAge’s and Enargis’ profits and our ability to direct their business affairs are limited. Our interest in StoreAge was reduced following StoreAge’s private placement, completed in January 2001, to a 38.9% ownership interest (approximately 30% on a fully diluted basis) (and may be further reduced). Cisco Systems, Inc., CDC Holdings Ltd., Morgan Keegan Entities, Genesis Partners, Koonras Technologies Ltd., The Challenge Fund and Ophir Tech Ltd. (together, the “Private Investors”), hold the remaining 61.1% ownership interest. A substantial portion of our holdings in StoreAge is in ordinary shares which are inferior to the preferred shares held by the Private Investors. Because we hold a diminished percentage interest in StoreAge, our shareholders also have a smaller indirect interest in StoreAge. We also do not control the board of directors of StoreAge. In addition, future financing needs of StoreAge are likely to require additional private or public equity financing, thus further diluting our ownership percentage. The significant ownership interest in StoreAge held by the Private Investors (which may be increased) and the rights granted to the Private Investors, including preferences in liquidation and receipt of dividends, registration rights and various negative covenants and anti-dilution protection, will reduce the flexibility that we will have in the operation and any future disposition of StoreAge.

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

        Future capital needs of StoreAge and Enargis will result in dilution of our holdings. As far as the Company is aware, StoreAge’s existing cash on hand will be sufficient to meet its working capital requirements, including normal capital expenditures, until December 31, 2004. Enargis has been funded primarily from shareholder loans which are subject to repayment on demand. Continued losses could reduce StoreAge’s and Enargis’ working capital and cash equivalents, which could adversely affect their future operations unless they secure additional financing. In addition, StoreAge and Enargis may need to raise funds in order to finance their sales and marketing operations. If financing is not available when required or is not available on acceptable terms, StoreAge and Enargis may be unable to take advantage of business opportunities or respond to competitive pressures; however, the dilution resulting from any additional equity financing to StoreAge and Enargis will decrease the value of our holdings in such companies.

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

        Our financial results may be adversely affected by inflation and currency fluctuations. Since our functional currency is the U.S dollar and we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies (including the NIS) may have a material adverse affect on our results of operations. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

        Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        Based on our current and projected income, assets and activities, we believe that, until we complete a merger with another operating business, we may be considered a passive foreign investment company (“PFIC”) We would be a PFIC if either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning Ordinary Shares. Accordingly, shareholders are urged to consult their tax advisors regarding the application of such rules. Additionally, our U.S. shareholders should review “Item 10. Additional Information – Taxation- U.S. Federal Income Tax Considerations-Passive Foreign Investments Companies” for a more detailed description of the PFIC rules and how they may affect their ownership of our Ordinary Shares.

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

        Third parties may from time to time notify StoreAge or Enargis that it may be infringing patents owned by or proprietary rights of third parties, although no such claims are currently pending against StoreAge or Enargis. If necessary, StoreAge or Enargis may have to seek a license under any such patent or redesign or modify its products and processes in order to avoid infringement of such patents. There can be no assurance that such a license would be available on acceptable terms, if at all, or that StoreAge or Enargis could so avoid infringement of such patents, in which case the business of, financial position and results of operations of StoreAge and Enargis could be materially and adversely affected.

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

        StoreAge’s and Enargis’ business depends on a limited number of key personnel, the loss of whom could adversely affect them. The continued success of each of StoreAge and Enargis depends to a significant extent upon the performance of one of their senior executives. Neither StoreAge nor Enargis maintains key-man life insurance policies covering any of their executives. The loss of this senior executive’s services would likely have a material adverse effect on StoreAge or Enargis, as the case may be.

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

        StoreAge depends on a subcontractor to manufacture its products. StoreAge depends on a subcontractor to manufacture its products. StoreAge’s future results of operations will be dependent in large part upon its ability to have products manufactured and delivered promptly upon the receipt of orders and to provide prompt and efficient service to its customers. As a result, any disruption of its day to day operations, or the day-to-day operations of its subcontractor, could have a material adverse effect upon StoreAge. StoreAge’s operations, including, research, marketing, customer service and distribution functions, are based in and managed from a single facility in Israel. StoreAge relies on the manufacturing facilities of a subcontractor that is based in and managed from a small number of facilities in Israel. A fire, flood, earthquake or other disaster or condition affecting these facilities could disable these functions. Any such damage to, or other condition interfering with the operation of, these facilities would have a material adverse effect on the business of StoreAge and its financial position and results of operations.

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

Risk Factors Relating to Our Operations in Israel

        Conducting business in Israel entails special risks. We are incorporated under the laws of, and our executive offices and research and development facilities, the State of Israel. Although most of Witech’s sales are made to customers outside Israel, it is nonetheless directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and may have a material adverse effect on our business and that of StoreAge and Enargis. Further deterioration of hostilities might require more widespread military reserve service by our and StoreAge’s and Enargis’ employees that may have a material adverse effect on our business and that of StoreAge and Enargis. In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on StoreAge. We can give no assurance that security and political conditions will not have an impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

        Anti takeover provisions could negatively impact our shareholders. Some of the provisions of Israeli law could:

—	discourage potential acquisition proposals;

—	delay or prevent a change in control over us; and

—	limit the price that investors might be willing to pay in the future for our Ordinary Shares.

Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consisted of more than one class of shares, the approval of each class is also required. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 50 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar and at least 30 days have passed from the shareholders approval of each of the merging companies. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules may not apply if the acquisition is made by way of a merger. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws. Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a significant body of case law has not yet developed with respect to many aspects of the new Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain. Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, all of our assets, and all of our directors and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those acts. If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. Judgment creditors must bear the risk of unfavorable exchange rates.

Item 4.	INFORMATION ON THE COMPANY

A. Entry into Voluntary Liquidation

        As of December 31, 2003 we no longer engaged in any operational business activity other than managing our minority holdings in StoreAge and Enargis. On July 29, 2004 approximately 96% of our shareholders present and voting at a general meeting of shareholders, approved our voluntary liquidation and the appointment of Messrs. Robi Hartman and Aharon Jacobowitz as our joint liquidators. Mr. Hartman has an incentive to maximize shareholder value due to his shareholding in the Company (14.48% on a fully diluted basis as of the date of the liquidation proxy). As of July 29, 2004 we had approximately $200,000 in cash and short-term investments and no foreseeable prospects of income and believed that it was in our best interests and those of our shareholders not to use our remaining cash to pay legal, auditing, listing fees, director fees, to maintain directors and officers liability insurance or for other ongoing company expenses which could be avoided or reduced by voluntary liquidation, without harming our ability to realize in the future the value of our minority holdings in StoreAge and Enargis. Our only remaining purpose was to achieve the greatest possible return on these assets and at that time believed that the realization value of such assets was not attractive. Consequently, we believed that it would be beneficial to us and our shareholders to continue to hold those assets until an attractive exit alternative presents itself and our voluntary liquidation would allow the Company to continue to manage this investment at the lowest possible cost until such time. Without voluntary liquidation, the financial resources of the Company would have been depleted by the end of 2004 or by early 2005. In addition, due to its financial situation, it had not been able to retain most of its directors or to locate new directors in order to comply with applicable legal requirements.

        The Board of Directors carefully reviewed our business affairs and in June 2004, all the directors were of the opinion that we could pay our debts within twelve months from the commencement of the voluntary liquidation. This was in part due to the fact that the directors and Mr. Robi Hartman, our current Chairman of the Board of Directors and CEO, who was not paid any compensation by us since April 2003 agreed that this compensation would be paid only from receipt of proceeds from the sale/exit of the Company’s holdings in StoreAge or Enargis or from raising additional financial resources.

        In June, 2004 all our directors of the Company filed the appropriate affidavit of solvency with the Israeli Registrar of Companies and, consequently, the voluntary liquidation was performed by the liquidators without court intervention.

        For a description of the fees payable to the liquidators, see Item 6. Directors, Senior Management and Employees - B. Compensation.

        Under Israeli law, upon approval of the voluntary liquidation by our shareholders no transfer of shares was permitted without the consent of the liquidators.

        We are, and have been since our initial public offering in the United States in 1984, required to file annual reports, including audited financial statements, with the SEC. We were in compliance with our reporting obligations through 2003, having filed all reports due through that year, including our annual report for 2002, filed in June 2003. Our Annual Report on Form 20-F for the fiscal year ending December 31, 2003 that was filed with the Securities and Exchange Commission on June 22, 2004 included our financial statements; however, our auditors at that time, Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global stated in their report that because of the possible material effects on the financial statements of our the then-proposed voluntary liquidation, they were unable to, and did not at that time express an opinion on the financial statements. The financial statements included in the Annual Report therefore did not include an auditors report complying with the requirements of the Form. Consequently, the certification normally required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 was also omitted from the filing. Following our entry into voluntary liquidation in July 2004, mainly due to the budgetary constraints described above, we ceased filing reports with the SEC, or preparing audited financial statements, in order to conserve our then very limited funds. Therefore, we remained delinquent with respect to our annual report filing obligations for 2004. No action has yet been taken by the SEC as a result of our failure to file reports, although the Company has received correspondence from the SEC’s staff noting that the Company is delinquent in its reporting obligations. Our US counsel had previously initiated discussions with the staff of the SEC regarding a possible voluntary deregistration of our ordinary shares to address our failure to file required annual reports, without any other sanctions or penalties, but those discussions did not materialize in any binding order or settlement.

B. History and Development of the Company.

        We were incorporated in Israel on January 28, 1980.

        Until early 1999, we were engaged in the development, manufacture, marketing and service of data communication and intelligent peripheral products targeted at the International Business Machines (“IBM”) midrange, IBM mainframe and open systems computing environments. In late 1998, the Company implemented a restructuring plan (the “Restructuring”) which resulted in the disposition of most of the assets of the Company, substantial changes in the Company’s structure and a focus exclusively on storage area networking (“SAN”). For information regarding our products prior to completion (in early 1999) of the Restructuring, please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 1997.

        From 1999 through 2003 we engaged in the following transactions:

– In January 1999, StoreAge Networking Technologies Ltd., an Israeli company, (“StoreAge”) was organized as a wholly-owned subsidiary of IIS and commenced development and marketing of products based on its SAN Virtualization technology.

– In January 1999, we divested ourselves of our 62.3% equity interest in NetWiz Ltd., an Israeli development-stage company (“NetWiz”). In the transaction, it transferred its entire interest in NetWiz to a non-affiliated third party and such non-affiliated third party assumed all liabilities associated with such interest. The divestiture required us to expend $945,000. Net gain realized as a result of the sale of NetWiz amounted to $616,000.

– In February 1999, we disposed of our networking products and network integration services division, which was comprised of Adanet Communications, Ltd. (“Adanet”), an Israeli company which we acquired in June 1994, and I.I.S. Computer Maintenance and Services (1983) Limited (“I.I.S. Maintenance”), an Israeli company. We realized net proceeds of $1.506 million and net g$175,000 as a result of the sale of Adanet and I.I.S. Maintenance.

– In March 1999, we sold most of the assets and the buyer assumed most of the liabilities of our Decision Data Division (“Decision Data”), which comprised all of our United States, United Kingdom and German operations. We realized net proceeds of $2.487 million and net gain of $205,000 as a result of the sale of Decision Data.

– During November 2000, we acquired the assets of Eastek Embedded Systems (Meitav) Ltd. (“Eastek”), a private Israeli software company, to enhance our R&D capabilities in order to develop storage networking solutions for the SAN market with a focus on storage over Internet Protocol (IP) applications.

– In December 2000, we completed a private placement of $3 million in the issuance of convertible secured debentures and warrants to qualified investors. The net proceeds from the offering were used to fund our investment in StoreAge’s second round of financing.

– In January 2001, StoreAge completed its second round of financing, raising a total of $25 million from strategic and institutional investors in a private placement in two stages:

—	In December 2000, StoreAge issued 4,259,268 Preferred B shares for a total consideration of $14 million. We invested $4,220,000, which included the conversion of a $543,000 loan by us to StoreAge in 1999, in exchange of 1,283,866 Preferred B shares. Consequently, our equity interest in StoreAge was reduced to 49%. Thus, StoreAge’s operations were de-consolidated and our investment in StoreAge was accounted for using the equity method of accounting.

—	In January 2001 StoreAge issued an additional 3,346,567 Preferred B shares for a total consideration of $11 million. Our equity interest in StoreAge was further reduced to 38.9%

– In March 2003, we sold our iSCSI operations and related assets and liabilities on an “as-is” basis to Enargis, which is owned and controlled by Robi Hartman, our Chairman of the Board and Chief Executive Officer, and Danny Shavit, our previous Chief Technology Officer. Pursuant to the agreement, we received a 25% ownership interest in Enargis and were entitled to commissions of 3% of certain revenues derived from existing customers or customers with which we had an existing relationship prior to the transaction.

        On July 29, 2004, approximately 96% of our shareholders present and voting at a general meeting of shareholders approved our voluntary liquidation (see the discussion above under “A. Entry into Voluntary Termination” in this Item).

C. Business Overview.

        For information on our business activities in 2004, see “A. Entry into Voluntary Liquidation” above in this Item 4.

        StoreAge

        In order to enable total focus on the new fast growing, large storage area networks (“SANs”) and fibre channel market, in January 1999, IIS formed StoreAge, a separate entity whose sole purpose is to concentrate on storage networking development, production and marketing activities.

        StoreAge was engaged in the development, marketing, sale and support of products and services in areas such as (i) Virtualization of storage networks for Open Systems (including Windows 2000, NT, Linux and UNIX), (ii) storage networking middleware (distributed RAID, volume management), (iii) storage management software, and (iv) storage related applications including disaster recovery and backup solutions, such as snapshot, remote mirroring and others. The innovative approach to enterprise storage systems proposed by StoreAge has attracted interest from original equipment manufacturers (“OEMs”), including those whose range of options do not include similar solutions. Therefore, StoreAge is employing an OEM, Value Added Resellers (“VAR”) and systems integrator market strategy, as opposed to a direct market strategy targeted at end users.

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

        In February 2005, StoreAge raised $5,900,000 in convertible bridge loan financing from its shareholders. We did not participate in that financing.

        In October 2005, in contemplation of an initial public offering of StoreAge on the Alternative Investment Market of the London Stock Exchange, all classes of preferred shares of StoreAge and outstanding bridge loans were converted into ordinary shares of StoreAge based on the amount actually invested in StoreAge and all preferential shareholder rights were cancelled. Following this conversion we held 13% of the issued and outstanding share capital of StoreAge (11.74% on a fully diluted basis). The proposed initial public offering of StoreAge was aborted in November 2005 due to the inability of StoreAge to meet its sales forecast and decreased expected sales forecasts.

        In October 2006 all shareholders of StoreAge, including us, signed a share purchase agreement with LSI Logic Corporation (“LSI”) for the sale of all issued and outstanding shares of StoreAge to LSI. In November 2006, the sale was closed and LSI paid us gross proceeds of $5,416,692 for all our shares, out of which $703,793 is being held in escrow to satisfy certain possible future claims for a period of 18 months following the closing. At the time of this closing, we held 12.68% of the issued and outstanding share capital of StoreAge (10.89% on a fully diluted basis). This additional dilution resulted from the issuance of shares, issuance of warrants to the Israeli venture lending fund that provided a $4,000,000 loan to StoreAge in March 2006 (that was repaid by LSI) and the increase of shares reserved for options pursuant to StoreAge’s incentive share option plans.

        Enargis

        Internet Small Computer Systems Interface (“iSCSI”) is a protocol that is expected to eventually replace the “Fibre Channel” protocol currently being used for SANs. The advantage of the iSCSI is that it works with standard Ethernet (Fast and Gigabit Ethernet), the existing enterprise networking infrastructure built over many years for a Local Area Network (“LAN”). iSCSI enables the implementation of cost-effective and high-performance storage solutions designed for the SAN over regular Ethernet offering management and transfer of storage data without sacrificing ease of access.

        IP storage is cheaper, easier to manage, and it removes the distance limitations of Fibre Channel. Microsoft’s backing of iSCSI, the adoption of standards and the appearance of iSCSI products, all pointed to the emergence of IP storage in the future.

        Not even iSCSI’s most ardent supporters expected it to replace Fibre Channel for a long time. They predicted a period of coexistence where IP storage moves into low-end SANs and is used for secondary storage. Mainly, it will replace direct attached storage in smaller companies until, eventually IP-based storage networking takes over.

        Enargis offered a family of comprehensive IP iSCSI storage testing tools. In addition, Enargis provides solution software modules that enables the integration of iSCSI into existing storage devices, thus allowing vendors to provide IP storage networking features in their products. Enargis did not succeed in strengthening its position as an iSCSI based solutions provider or in securing cooperation with significant sales channels. The market for Enargis’ products is at the end of its life-cycle since the iSCSI Initiator and Target codes are available for free in the web. The revenues of Enargis in 2004 were $344,339 and Enargis showed a profit of less than $20,000 for the year ended December 31, 2004 Enargis did not pay Robi Hartman for his services since its inception. Enargis had not paid rent to West End from October 2004 in the amount of approximately $5,700 (this is an off-balance sheet transaction and is not included in Enargis’ financial statements), and owed West End in excess of $12,000 as of December 31, 2004 for loans received. West End has a lien on all of Enargis assets to secure this debt.

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

        The SVM™ delivers the following key functions critical for SAN management:

—	SAN manageability: A central point for managing entire SAN resources via a Web-enabled intuitive GUI effected through any standard browser and the ability to administer multiple RAID subsystems as if it was one large system (RAID pooling).

—	SAN Scalability: Unlimited SAN growth from a number of servers, storage capacity, I/O performance or bandwidth viewpoint.

—	SAN Security: Selective presentation of volumes to users with a fabric zoning control, which protects data from access via unauthorized paths.

—	High Availability: Complete redundancy is supported. Modifications to the system are done on the fly without system re-boot. SAN bottlenecks are avoided due to multiple paths with load balancing and automatic failover.

—	Interoperability and Sharing: Volume masking enables sharing of storage among servers with different OS and FS. Volumes can be seen by more than one host, creating an ideal platform for shared file systems and clusters. Volumes can be moved from host to host (without copying).

—	Performance Enhancement: Striping across RAID subsystems for increased performance. Performance statistics help to facilitate removal of SAN bottlenecks.

SVM™ provides a central management point for storage virtualization while the data is directly transferred between the host computer and storage devices. This architecture meets all key requirements from a good virtualization scheme and in particular the total independence of the virtual storage from both the servers and the storage subsystems, thus creating true heterogeneous SANs. SVM™ provides significant scalability, performance, reliability and price advantages over alternative architectures. The SVM offers a particular advantage for high scale SAN installations (large number of servers) and demanding environments such as video and television related applications due to its extremely large number of devices supported off the data path architecture.

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

        Enargis offers a family of comprehensive IP iSCSI storage testing tools. In addition, Enargis provides solution software modules that enable the integration of iSCSI into existing storage devices, thus allowing vendors to provide IP storage networking features in their products. Enargis seeks to strengthen its position as an iSCSI based solutions provider and to find cooperation with at least one major OEM partner, several channel partners and network interface card (NIC) acceleration chips developers.

D. Organizational Structure.

        We have one wholly-owned Israeli subsidiary, IIS Manufacturing Ltd., which has no assets and has been inactive since 1999.

        In January 1999, StoreAge, an Israeli company, was organized as our wholly-owned subsidiary and commenced development and marketing of products based on Storage Area Network Virtualization technology.

        As of December 31, 2004, we held 38.9% of the outstanding shares of StoreAge (approximately 30% on a fully diluted basis).

        In March 2003, we sold our iSCSI operations to Enargis, and as a result, as of December 31, 2004 we held 25% of the outstanding shares of Enargis (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

E. Property, Plants and Equipment.

        Our executive offices are currently located at 33 Jabotinsky Street, Ramat Gan, Israel, where we lease premises of 60 square meters and conduct all of our business activities. As of December 31, 2003, our annual rent was approximately $22,000, with total annual additional occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $12,000. However, as of April 1, 2003, in connection with the sale of our iSCSI operations to Enargis, we reduced our leased premises by 65%, resulting in a reduction of our annual rent and additional occupancy costs and for the year ended December 31, 2004, our annual rent was approximately $12,000, with total annual additional occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $8,400 (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

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

        Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its financial statements.

Intangible Assets and Goodwill

        At December 31, 2002 the entire goodwill was impaired and was written off. Thus during the years 2004 and 2003 we had no goodwill or intangible assets impairment.

Legal Contingencies

        Following our entry into voluntary liquidation in July 2004, mainly due to budgetary restraints we ceased filing reports with the SEC, or preparing audited financial statements, in order to conserve our then very limited funds. Therefore, we currently remain delinquent with respect to our annual report filing obligations for 2004. No action has yet been taken by the SEC as a result of our failure to file reports, although the Company has received correspondence from the SEC’s staff noting that the Company is delinquent in its reporting obligations. Our US counsel had previously initiated discussions with the staff of the SEC regarding a possible voluntary deregistration of our ordinary shares to address our failure to file required annual reports, without any other sanctions or penalties, but those discussions did not materialize in any binding order or settlement. As of the date of filing of this Report, there is no assurance that the SEC will not institute an action against us or move to revoke our registration.

Investment in StoreAge and Enargis

        During 2002, our investment in StoreAge was reduced to zero. The Company’s investment in Enargis was reduced to zero in 2003. The Company has not guaranteed the obligations of StoreAge and Enargis and is not otherwise committed to provide further financial support to any of these companies. See Notes 2.a and 2.b to the Company’s Financial Statements included herewith.

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

A. Operating Results.

General

        As of December 31, 2003, we were no longer engaged in any operating business activity other than managing the minority holdings in StoreAge and Enargis. The functional currency of the Company and its subsidiaries is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. The majority of the Company’s operations are currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels (“NIS”); however, most of the expenses are denominated and determined in U.S. dollars. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

Results of Operations

Years Ended December 31, 2004, 2003, and 2002

        Due to the cessation of the iSCSI operations in December 2002, the Company had no revenues in each of the years 2003 and 2004 compared to $207,000 total revenues in 2002. Revenues from sales and services to unaffiliated customers outside of Israel represented approximately 26% of revenues in 2002.

        Gross profit as a percentage of total revenues was approximately 57.0% in 2002.

        Due to the cessation of the Company’s iSCSI operations in December 2002, there were no outlays for research and development in 2003 and 2004. Total outlays for research and development in 2002 was approximately $548,000. The net cost to the Company of such outlays was $548,000 in 2002.

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

        There were no selling and marketing expenses in 2003 and 2004. The selling and marketing expenses in 2002 were approximately $49,000 (23.7% of revenues). In 2004 we incurred general and administrative (“G&A”) expenses of $200,000 compared to $441,000 in 2003 and $577,000 in 2002. This reduction was due to a reduction in all expenses, due to cessation of our operating activities during 2003 and our entering into voluntary liquidation at the end of July 2004.

        In 2002, in accordance with SFAS No.142, the Company determined that its entire goodwill was impaired and incurred a write-off of $186,000. The Company has not recorded any goodwill in its financial statements as of December 31, 2004 and 2003.

        The Company incurred non-recurring income of $122,000 in 2002, primarily as the result of the reversal of a $216,000 charge accrued in connection with settlement of a lawsuit against the Company and a non recurring income in the amount of $10,000 during 2002 as the result of a $140,000 obligation accrued in connection with a compromise settlement with the tax authorities in the U.S.

        Our net financial expenses in 2004 were $4,000, compared to $3,000 in 2003, mainly due to exchange rate conversions and open bank balances.

        In 2004, we recorded a loss of approximately $204,000 compared with a loss of approximately $134,000 in 2003 and compared with a loss of approximately $2.37 million in 2002. The minimal loss in 2003 reflects the one-time income of $330,000 derived from the settlement of a lawsuit. Had we excluded the income of $330,000 derived from the settlement in 2003, the loss in 2003 would have been $464,000, reflecting a decrease in our general and administrative expenses due to our entering voluntary liquidation commencing in July 2004. The 2002 operating loss reflects the increased investment in iSCSI research and development and difficulty in generating revenues in the iSCSI field.

        As a result of the foregoing factors, the Company recorded a net loss of approximately $204,000, $134,000 and $2.37 million in 2004, 2003 and 2002, respectively.

        The Company does not expect to be profitable in the near future.

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

        Periodically, dependent upon inflation and other considerations, both fiscal and monetary, the Bank of Israel resets the target (middle of the range) exchange rate of the NIS in relation to a weighted basket of foreign currencies of Israel’s major trading partners and allows the actual exchange rate to float within a range determined by the Bank of Israel. During 2002, 2003 and 2004, the NIS was devalued (appreciated) approximately 13.02%, (1.63%) and 0.84%, respectively, against the currency basket, and approximately 7.27%, (7.56%) and (1.62%), respectively, against the U.S. dollar. Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

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

        As of December 31, 2004, the Company has carryforward tax losses in the amount of approximately $ 39 million, which may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company has accumulated capital losses for tax purposes carryforward in a total amount of 36 million, which may offset against future capital gains for tax purposes for an indefinite period. These losses have not been audited and approved by the relevant tax authorities.

Quarterly Results

        The Company’s operating results in the near future may vary significantly from quarter to quarter, in part because of the substantial changes in the Company’s structure. The Company’s operating results for any particular quarter are not necessarily indicative of any future results. The nature of the Company’s industry and business has changed, and the accelerated and unpredictable pace of new product introduction and market trends, which is expected to continue, limits management’s ability to accurately forecast short-term results of operations. Furthermore, it is unlikely that the Company will ever be profitable in the future unless it can realize significant value from its minority holdings in StoreAge and Enargis and our shareholders have approved the voluntary liquidation of the Company. See Item 3 Key Information – D – Risk Factors “voluntarily liquidation of the Company” and Item 4 – Information on the Company – A. Entry into Voluntary Liquidation

Governmental, Economic, Fiscal, Monetary or Political Factors

        Our principal offices and our principal facilities are located in Israel, and each of us is directly affected by the political, economic and military conditions to which that country is subject. Accordingly, our operations could be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners were interrupted or curtailed. In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on us and StoreAge.

Political Conditions

        Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. We can give no assurance that security and political conditions will not have an impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

        Despite the peace between Israel and Egypt and Jordan, some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to such countries, we believe that in the past the boycott has not had a material adverse effect on us.

        All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of such obligations.

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

B. Liquidity and Capital Resources.

        The Company had current assets of approximately $103,000 at December 31, 2004, $321,000 at December 31 2003 and $489,000 at December 31, 2002. The ratio of current assets to current liabilities was 0.545 at December 31, 2004, 1.543 at December 31, 2003 and 1.680 at December 31, 2002. The decrease in the current ratio in 2004 was mainly a result of a reduction in cash due to operating activities and the accumulation of Liquidators’ and directors’ fees payable. The decrease in the current ratio in 2003 is mainly a result of a reduction in the amount of accounts receivable and a reduction in cash due to operating activities. For a discussion of the primary currency in which the operations of the Company are conducted see Item 5.A., “Operating Results,” above.

        In 2002, 2003 and 2004 the Company recorded a net negative cash flow from operations of approximately $1.10 million, $273,000 (after taking into account the receipt of $220,000 from the settlement of a lawsuit) and $88,000, respectively. In January 2004 we received the final payment of the lawsuit settlement of 2003 in the amount of $110,000. Excluding this amount, the net negative cash flow from operations in 2004 would have been approximately $198,000.

        The Company currently has no available lines of credit or other credit facilities.

        We anticipate that our existing cash on hand, will be sufficient, at the business levels presently projected, to meet our working capital requirements, including normal capital expenditures, at least until 12 months from the liquidation date. However, unless the Company can realize significant value from its holdings in StoreAge and Enargis prior to the depletion of its cash resources, continued losses from operations will reduce the Company’s working capital and cash equivalents to a level that will adversely affect the Company’s future operations.

        StoreAge has been granted an “approved enterprise” status under the Israeli law and has elected to enjoy the “alternative system of benefits” – waiver of grants in return for tax exemption. Income derived from approved enterprises is tax exempt for a period of two years out of a 7-year period of benefits (based on the percentage of foreign ownership in each taxable year). Income derived during the remaining five years of benefits is entitled to reduction in tax rates. The period of benefits commences with the first year in which StoreAge has realized a taxable income. The period of benefits relating to the approved enterprise will expire in the years 2012 through 2014.

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

        If the tax-exempt income attributable to the approved enterprise is distributed in a manner other than in the complete liquidation of StoreAge, it would be taxed at the corporate tax rate applicable to such profits as if StoreAge had not chosen the alternative system of benefits (currently – 25%).

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

E. Off-Balance Sheet Arrangements.

All of the Company’s directors prior to the commencement of our voluntary liquation proceedings in July 2004 had agreed that compensation for services due to them since April 1, 2003 would be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge, or Enargis or from raising additional financial resources. In addition, the Company’s liquidators agreed that compensation for their services would be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge, or Enargis or from raising additional financial resources. As of December 31, 2004 the amount of this unpaid compensation was approximately $182,000, was included as a liability in our financial statements for December 31, 2004. See Notes 5.a and 5.b to the Company’s Financial Statements.

F. Tabular Disclosure of Contractual Obligations

Not applicable.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

        When we entered into voluntary liquidation proceedings in July 2004, we only had three directors: Robi Hartman, Aharon Jacobowitz and Jonathan Nativ. Upon our entering into voluntary liquidation proceedings in July 2004 and the appointment of Messrs. Hartman and Jacobowitz as liquidators, all our affairs were managed by the liquidators.

        The Company’s executive officers and liquidators as of December 31, 2004 were as follows:

Name	Age	Expiration of office as Director	Number of Shares Beneficially Owned

Robi Hartman	46	July 29, 2004--	1,751,074
Liquidator

Aharon Jacobowitz	59	July 29, 2004--	0
Liquidator

Jonathan Nativ*Director		July 29, 2004	0

* Member of the Audit Committee and Compensation Committee until entry into Voluntary Liquidation. Robi Hartman has 23 years of experience as an entrepreneur in the field of technology and as an executive for leading technology companies. He acted as a Director of the Company from September 1998 until its entering into voluntary liquidation in July 2004, Vice Chairman of the Board from October 1998 to March 2000, Acting Chief Financial Officer from December 1998 until July 2004, and Chairman of the Board and Chief Executive Officer of the Company from March 2000 until July 2004, and joint liquidator of the Company since July 2004. He serves as the Vice Chairman of the Board of Teledata Networks since the management buyout from ADC Telecommunications in February 2004. He has also served as Chairman of StoreAge Networking Technologies from its inception in 1999 .  Before joining the Company, from 1987 to 1996, Mr. Hartman was the manager of Teledata Communications Ltd., a leading supplier of advanced access solutions, beginning as a manager and progressing to the Chief Financial Officer and finally as Chief Executive Officer and President.  From 1996 to 1997, Mr. Hartman was the President of VCON Telecommunications, a pioneer in PC based teleconferencing.  Since 1997 he owns and manages West End Technology Investments Ltd. Mr. Hartman received his B.A. in Political Science and Economics from Bar Ilan University and his Masters in Business Administration (MBA) from Bentley College.

Aharon Jacobowitz served as a director of the Company from May 1995 until its entering into voluntary liquidation in July 2004 and as a joint-liquidator of the Company since July 2004.  Since 1989, Mr. Jacobowitz has been a management consultant to large organizations on data processing and management issues.  In addition to his consultancy business, Mr. Jacobowitz served three periods as general manager of two high-tech start up companies and the Israeli branch of Coopers and Lybrand consultancy firm. Prior to 1989, Mr. Jacobowitz was employed for 14 years in various capacities in the marketing division of IBM Israel Ltd.  His main specialties are networking, midrange systems and project management. He holds a BSc in Mathematics and Physics and an MSc in computer sciences (with distinction) both from the Hebrew University of Jerusalem.

Jonathan Nativ has been a director of the Company since November 2000. Mr. Nativ was elected as an external director in accordance with the Israeli Companies Law. He has served since 1997 as the Chief Executive Officer of Compwise Ltd., a company that develops, markets and sells special-purpose software for tariff modeling and analysis and auditing solutions to telecommunications companies, particularly those involved in wireless telecommunications. From 1978 until 1983, he served as project manager at Tadiran Ltd. (Telecommunications Division), one of Israel’s leading electronics firms. From 1983 to 1995, Mr. Nativ served as the Director of Research and Development, Executive Vice President of Marketing, and Executive Vice President of Strategy and Business Development at Teledata Communications Ltd., a leading supplier of advanced access network solutions to telecommunication network operators worldwide. From 1995 to 1997 he served as a consultant to Teledata Communications Ltd. Mr. Nativ serves as director of TDSoft Ltd. and other Israeli technology-based companies. Mr. Nativ earned a bachelor’s degree in Electronic Engineering from the Technion, Israel Institute of Technology and an Executive MBA from Tel-Aviv University. Mr. Nativ was a member of our Audit Committee until entry into Voluntary Liquidation.

        There is no family relationship between any of the persons named above. Furthermore, there are no arrangements or understandings with any of the major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation. At our general meeting of shareholders held in July 2004, Messrs. Hartman and Jacobowitz were appointed as joint liquidators and the shareholders approved a fee of $1,000 per month (plus VAT, if applicable), to each of them commencing from the appointment of the liquidation and until distribution of all proceeds of the liquidation to our shareholders. The deferral of these fees represented a significant saving in cash expenses for the Company during 2004. In addition, our shareholders in July 2004 approved that (i) Mr. Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $0.50 per share, $50,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.00 per share and $75,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus $100,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.30 per share. Our shareholder further approved that (i) we will indemnify the liquidators for any liability, costs and expenses (including legal costs and expenses) relating to claims or demands against them in their capacity as liquidators to the fullest extent permitted by applicable law and subject to the same restrictions and qualifications as currently applicable to indemnification of our directors and officers, and (ii) we will waive any liabilities, claims, demands and causes of action against the liquidators in their capacity as liquidators to the fullest extent permitted by applicable law, with the exception only of actions constituting gross negligence or willful misconduct.

        Effective as of April 1, 2003, all of the directors of the Company agreed to suspend their compensation until the Company either received a settlement from an ongoing lawsuit which at that time was in mediation or received proceeds from the sale/exit of StoreAge or Enargis or the raising of additional financial resources. Following settlement of this lawsuit, the directors of the Company did not take this compensation and agreed that this compensation would be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge or Enargis or the raising of additional financial resources. The amount of compensation due but unpaid to our officers and directors as of December 31, 2004 and the liquidators according to this arrangement was approximately $172,000. However, Mr. Hartman continued to receive compensation from StoreAge for services he performed as Chairman of the Board of StoreAge in the amounts equal to approximately $60,000 for the year 2004. In addition, Mr. Hartman was entitled to compensation for services from Enargis which he has not drawn since its incorporation due to Enargis’ financial situation. This compensation is separate from and in addition to the shareholder loans owed by Enargis to West End Technology Investments Ltd., which is owned and controlled by Mr. Hartman. As of December 31, 2004 the amount of these loans was $12,000. These loans are secured by charges on the assets of Enargis and are subject to repayment on demand. In addition, Enargis did not pay rent to West End Technology Investments Ltd. from October 2004. The rent due as of December 31, 2004 was $5,700.

        No options were granted to officers or directors during the fiscal year ended December 31, 2002, 2003 and 2004 and all options issued prior to such time have expired. For information on the Company’s stock option plan, see “Stock Option Plans” below.

        Effective as of April 1, 1999 StoreAge granted to Mr. Hartman in his capacity as Chairman of the Board, acting Chief Financial Officer and Secretary of StoreAge to purchase 310,000 non-voting ordinary shares of StoreAge at an exercise price of $0.1 per share. These options vested over four years and are fully vested and currently constitute approximately 1.47% of the fully-diluted shares of StoreAge.

        Board Practices.

        In August 1993 our articles of association were amended to provide, among other matters, for a classified board of directors. These provisions were retained with minor amendments, in the new articles of associations of the Company approved on November 19, 2000 (the “Articles of Association”).

        During our voluntary liquidation proceedings, from July 2004, our board ceased to function and was replaced by the liquidators and all powers of the board of directors were exercised by the liquidators in accordance with Israeli law. Under Israeli Companies Law, the initial term of an external director is three years and may be extended for an additional three years.

        Officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and the Company.

        There are no service contracts between the Company and any of its directors providing for benefits upon termination of employment.

External and Independent Directors

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint two people to serve as external directors on the board of directors of a company.

Under the Companies Law:

—	An external director must either be professionally eligible or have relevant accounting and financial expertise, buy at least one of the external directors must have relevant accounting and financial expertise.

—	A director with accounting and financial expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and understandings of business and accounting matters and financial statements, which enable him to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented.

—	A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, and (3) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position.

—	The board of directors should determine the minimum number of directors having financial and accounting expertise, in addition to the external director, and in making the determination as to a director’s accounting and financial expertise, the board of directors is required to consider, among other things, the education, experience and knowledge of such person with respect to (1) accounting and internal controls matters that are typical to the industry in which the company engages and to companies of similar size and complexity to those of the company, (2) the responsibilities of the company’s auditor and (3) the preparation and approval of financial statements under the Companies Law and the relevant Israeli securities law.

        The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity controlled by that person has at the date of appointment, or has had at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term “affiliation” includes:

—	an employment relationship;

—	business or professional relationship maintained on a regular basis;

—	control; or

—	service as an officer.

No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director or if such position or other business may impair such director’s ability to serve a director. No person who is a director in one company can serve as an external director in another company, if at that time a director of the other company serves as an external director in the first company. The Companies Law further provides that when, at the time of appointment of an external director, all members of the board of directors of the company are of one gender, then the external director appointed shall be of the other gender. From April 2003, we did not comply with these requirements due to the resignation of certain directors and our inability to attract additional directors During our voluntary liquidation proceedings, from July 2004, our board ceased to function and was replaced by the liquidators and all powers of the board of directors were exercised by the liquidators in accordance with Israeli law. There is no assurance that we will be able to retain existing directors or attract new directors in order to continue to comply with the applicable statutory requirements.

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

        An external director is entitled to consideration and to the refund of expenses, only as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with service provided as an external director. Nevertheless, the grant of an exemption from liability for breach of fiduciary duty or duty of care, an undertaking to indemnify, indemnification or insurance under the provisions of the Companies Law shall not be deemed as consideration. Under the Companies Law, an external director cannot be dismissed from the office unless:

—	the board of directors determines that the external director no longer meets the requirements for holding such office, as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company and the shareholders of the company vote (by the same majority required for the appointment) to remove the external director after the external director has been given the opportunity to present his or her position;

—	an Israeli court determines, upon a request of a director or a shareholder, that the director no longer meets the requirements for holding such office as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company; or

—	the court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of certain crimes as specified in the Companies Law.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of the external directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted. From April 2003, following the resignation of one of our two external directors we did not have a legally constituted audit committee under Israeli law. During our voluntary liquidation proceedings, from July 2004, our board ceased to function and was replaced by the liquidators and all powers of the board of directors were exercised by the liquidators in accordance with Israeli law. There is no assurance that we will be able to retain existing directors or attract new directors in order to continue to comply with the applicable statutory requirements.

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

Internal Auditor

        Pursuant to the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company’s independent accountant or its representative. In 2002, we appointed an internal auditor. The last report provided by our internal auditor was for the first fiscal quarter of 2003 and the internal auditor was not active since then.

C. Employees.

        During most of 2004, we employed 2 people, one on a part-time basis, in general management and administration and since November 2004, we have employed only a part-time secretary.

D. Share Ownership.

        The following chart sets forth director and senior management share ownership in the Company as of December 31, 2004. Each shareholder listed below enjoys the same voting rights with respect to each share.

Name	Title of Class	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned (%)(2)	Options

Robi Hartman	Ordinary Shares	2,107,624	18.2%	356,550

Aharon Jacobowitz	Ordinary Shares	0	0	50,000

Jonathan Nativ	Ordinary Shares	0	0	50,000

*	Owns less than one percent of the Ordinary Shares outstanding.

(1)	Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

(2)	Percentage ownership is based on 11,576,539 shares outstanding as of December 31, 2004.

Stock Option Plans

        In August 1993, the Company’s last employee share incentive plan (the “Plan”) was approved by the board of directors and later adopted by the Company’s shareholders. The Plan permitted the grant of options to purchase Ordinary Shares to officers, directors and key employees of, and consultants to, the Company or any subsidiary of the Company. No options were issued pursuant to the Plan during 2004, no options were exercised during this year.

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

        As of December 31, 2004, options to purchase up to 406,550 Ordinary Shares were outstanding, exercisable at prices of $3.63 per share, with expiration dates ranging until 2006. Those options were held by all officers and directors of the Company as a group. For additional information regarding the Company’s stock option plan, see Note 6.b. to the Company’s Financial Statements.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

        During the period from January 1, 2004 through December 31, 2004, Mr. Hartman purchased an aggregate of 379,930 Ordinary Shares of the Company in open-market transactions,

        The following table sets forth, as of December 31, 2004, the number of Ordinary Shares of the Company owned by all persons known to the Company to beneficially own 5% or more of the Company’s Ordinary Shares. The Company’s major shareholders do not have different voting rights.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares Beneficially Owned(1)

CDC Holdings Ltd	1,258,225	(2)	10.87%

Robi Hartman	1,751,074		15.13%

(1)	Percentage ownership is based on 11,576,539 shares outstanding as of December 31, 2004.

(2)	As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002.

        As of December 31, 2004, approximately 90% of the outstanding Ordinary Shares of the Company were held of record by approximately 50 holders registered on the books of the Company’s United States transfer agent with addresses in the United States. The Company believes that a majority of its Ordinary Shares are beneficially owned by non-United States persons. To the extent known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

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

        In February 2001, a portion of our office space located in Ramat Gan, Israel was leased from West End, a company that is owned by Robi Hartman, the Company’s liquidator and at the time its Chief Executive Officer and Chairman. As of April 1, 2003, this lease was assumed by Enargis which sublet 35% of the premises to us at an annual cost of approximately $12,000 which was reduced by 50% to $6,000 per annum with effect from August 2004, following our entry into voluntary liquidation proceedings in July 2004 and the other 50%, $6,000, was postponed to until receipts of proceeds from the sale of StoreAge or Enargis.

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

        On March 31, 2003, the Company sold its iSCSI operations and related assets and liabilities on an “as-is” basis to Enargis Storage Solutions Ltd (“Enargis”), which is owned and controlled by Robi Hartman, our liquidator and at the time our Chairman and Chief Executive Officer, and Danny Shavit, our previous Chief Technology Officer. Pursuant to the agreement, the Company received a 25% ownership interest in Enargis and the Company is entitled to commissions of 3% of certain revenues derived from outstanding customers, existing at that time, of the Company prior to the completion of the transaction with Enargis, see Note 2.k to the Company’s Consolidated Financial Statements. In addition, as of April 1, 2003, Enargis assumed all the obligations under the Company’s current lease in Israel and sublicensed use of part of the premises (35%) to the Company. The Company also has pre-emptive rights to participate in future financing of Enargis, co-sale rights on the sale of certain shares by other 5% shareholders of Enargis and certain information and access rights with respect to Enargis. This transaction was approved by our audit committee and Board of Directors in accordance with Israeli law. In approving the transaction, the Board and audit committee considered, amongst other things, a fairness opinion received from an unaffiliated expert.

C. Interests of Experts and Counsel.

        Not applicable.

Item 8.	FINANCIAL INFORMATION

A. Statements and Other Financial Information.

        See pages F-1 – F-27 of the Company’s financial statements following Item 19.

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

B. Significant Changes.

        The shareholders have approved the Company’s voluntary liquidation proceeding See Item 3 – Key Information, D. Risk Factors “Voluntarily liquidation of the Company” and Item 4 – Information on the Company, A. Entry into Voluntary Liquidation. Except for this, there have been no significant changes since December 31, 2004, the date of the annual financial statements in this annual report.

Item 9.	THE OFFER AND THE LISTING

        The Ordinary Shares of the Company have been traded in the over-the-counter market in the United States since the Company’s initial public offering on November 8, 1984. The Ordinary Shares originally traded under the symbol IISLF and now trade under the symbol IISLF.PK. From January 22, 1985 to March 17, 1999, the Ordinary Shares traded on the Nasdaq National Market (“Nasdaq”). From March 18, 1999 until January 22, 2003, the Ordinary Shares traded on the Nasdaq SmallCap Market. From January 23, 2003 until August 23, 2004, the Company’s Ordinary Shares traded on the OTC Bulletin Board. Since August 24, 2004, the Company’s Ordinary Shares have traded on the Pink Sheets Electronic Quotation Service (“Pink Sheets”).

        The following table sets forth, for the periods indicated, the annual high and low closing sales price quotes of the Ordinary Shares as reported by Nasdaq, by the OTC Bulletin Board or by the Pink Sheets since January 23, 2003, for the five most recent full financial years and the quarterly high and low closing sales price quotes for the three most recent full financial years. The table also sets forth the high and low closing sales price quotes of the Ordinary Shares as reported by the Pink Sheet s for the most recent six months.

	High	Low

Year ended December 31, 2000	$9.56	$1.56

Year ended December 31, 2001	$4.25	$0.75

Year ended December 31, 2002	$1.16	$0.36

Year ended December 31, 2003	$0.92	$0.31

Year ended December 31, 2004	$0.73	$0.9

2003
First Quarter	$0.61	$0.38
Second Quarter	0.60	0.31
Third Quarter	0.92	0.35
Fourth Quarter	0.57	0.39

2004
First Quarter	$0.73	$0.39
Second Quarter	$0.58	$0.20
Third Quarter	$0.25	$0.103
Fourth Quarter	$0.14	$0.09

Most Recent Six Months

December 2004	$0.11	$0.09
January 2005	$0.11	$0.09
February 2005	$0.14	$0.10
March 2005	$0.15	$0.09
April 2005	$0.11	$0.09
May 2005	$0.11	$0.09

        The foregoing prices reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Item 10.	ADDITIONAL INFORMATION

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

Terms of Directors

        Pursuant to article 50 of our Articles of Association, except for external directors (as defined in the Companies Law) and the Chief Executive Officer of the Company who will automatically be a director of the Company (and his term of office as a director shall be vacated, ipso facto, when he ceases to serve as Chief Executive Officer of the Company), all directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, with the members of each class to hold office until their successors have been duly elected and qualified. The class of directors whose term expires at any annual meeting shall be elected to hold office for a term expiring at the annual meeting of the Company held in the third year following the year of their election and until their successors have been duly elected and qualified. Except for article 50 of the Company’s Articles of Association (described above) which may be amended only by the affirmative vote of 75% of our shareholders present (in person or by proxy) and voting on such resolution at a general meeting, all other articles of our Articles of Association may be amended by a majority vote of shareholders present and voting at a meeting of shareholders of the Company.

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

        Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder shall have one vote for each share of which he is the holder, whether on a show of hands or on a poll. Our Articles of Association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder of the Company. If any shareholder is a lunatic, idiot, or non compos mentis, he may vote by his committee, receiver, curator bonis or other legal curator, and such last mentioned persons may give their votes either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

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

Approval of Related Party Transactions Under Israeli Law

        The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under “Directors, Senior Management and Employees–Directors and Senior Management” above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

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

        However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval. In addition, pursuant to the recent amendment to these regulations, certain directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors approve that such arrangements are for the benefit of the company.

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

Indemnification of Directors and Officers

        The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

—	a breach of his duty of care to us or to another person;

—	breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

In addition, we may indemnify an office holder against:

—	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court in respect of an act performed in his capacity as an office holder; and

—	reasonable litigation expenses, including attorneys’ fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

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

        The Companies Law further provides that if following the tender offer such acquiring shareholder holds more than 95% of the outstanding shares of any class, the holders of all the remaining shares will be obligated to transfer such shares to the acquiror at the tender offer price. This entails the possibility of additional delay and the imposition of further approval requirements at the court’s discretion. The Companies Law requires that each company that is party to a merger approve the transaction by a vote of the board of directors and by a vote of the majority of its outstanding shares, generally excluding shares voted by the other party to the merger or any person holding at least 25% of the other party to the merger, at a shareholders’ meeting called for this purpose. In addition, in certain cases court approval of a merger may be required. Upon the request of a creditor to either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies, certain notification and information have been provided to debtors and at least 30 days have passed from the shareholders approval of the merging companies.

        The Companies Law also provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% of the voting rights in the company. This rule does not apply if there already is another holder of 25% of the voting rights in the company. Similarly, the Companies Law provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of 45% of the voting rights in the company. This rule does not apply if another party already holds more than 45% of the voting rights in the company. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading on a stock exchange outside of Israel only if, according to the laws in the country in which its shares are traded there is either a limitation on the acquisition of a specified percentage of control in the Company or the acquisition of a specified percentage of control requires the purchaser to also make a tender offer to the public.

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

E. Taxation.

        The following is a summary of the current tax structure applicable to companies in Israel which may be relevant to us and our shareholders. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation by the Israeli tax authorities or courts.

        The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Accordingly, you should consult your tax advisor as to the particular tax consequences of an investment in our Ordinary Shares.

General Corporate Tax Structure

        On July 24, 2002, the Israeli Knesset enacted income tax reform legislation, commonly referred to as the “2003 Tax Reform”. The 2003 Tax Reform has introduced fundamental and comprehensive changes into Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The 2003 Tax Reform has introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents. The 2003 Tax Reform has also resulted in significant amendments to the international taxation provisions, and new provisions concerning the taxation of capital markets. Under the 2003 Tax Reform legislation the Ordinary Shares are no longer regarded and defined as “foreign traded securities” and thus certain associated Israeli tax aspects will accordingly be subject to change as discussed below.

        A relatively short time after the 2003 Tax Reform, the Knesset approved on July 25, 2005, the second and third readings of the Income Tax Ordinance Amendment (No. 147 and Ad Hoc Provision) Law, 2005 (hereafter – the 2005 Amendment). The 2005 amendment was an additional update of corporate tax rates that were previously determined in the 2003 Tax Reform , and determines that the rate of corporate tax will be reduced as from January 1, 2006. Consequently income not eligible for “Approved Enterprise” benefits was taxed in 2006 at the regular corporate rate of 31% and in 2007 is taxed at a regular corporate tax rate of 29%. The tax rate will be reduced in subsequent tax years as follows: in 2008 27%, in 2009 26% and in 2010 and thereafter 25%.

        However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” may be considerably less. We currently have no facilities which have received Approved Enterprise status.

        The tax reform also substantially changed the system of taxation of capital gains. Capital gains tax is reduced to 25%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003. For further discussion see below “Capital Gains Tax”.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

        Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, also known as the Industry Encouragement Law, an Industrial Company is a company resident in Israel, if at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferential corporate tax benefits:

—	amortization of purchases of know-how and patents over an eight-year period for tax purposes;

—	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which may be material to us can be summarized as follows:

—	There is a special tax adjustment for the preservation of equity whereby corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (“CPI”).

Capital Gains Tax

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are: (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation; or (iii) rights in a foreign corporation the majority of whose assets is directly or indirectly, rights to assets located in Israel (with respect to the applicable portion of the capital gain). The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of up to 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with others, 10% or more of one of the Israeli resident company’s means of control at the time of sale or at any time during the preceding 12-month period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of up to 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from the sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (29% in 2007).

The capital gains accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 48% in 2007) and the regular corporate tax rate for corporations (29% in 2007) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned). With respect to traded securities detailed rules apply. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2007 – 29% tax rate for a corporation and a marginal tax rate of up to 48% for an individual).

        Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provisions of any applicable double tax treaty. Moreover, capital gains derived from the sale of the Ordinary Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Ordinary Shares at the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gains tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty (“the US Treaty”) exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided that: (i) the U.S. resident controlled, either directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12–month period preceding such sale; (ii) the seller, if being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

        Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual

        Generally, a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, within 30 days of the completion of a transaction and advanced payment amounting to the tax liability arising from the capital gain is due. At the sale of traded securities, detailed rules apply, by which, inter alia, the aforementioned detailed return, upon fulfillment of certain conditions, may not be submitted and the advanced payment should not be paid if all tax due was withheld at the source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder. Capital gains are also reportable on the annual income tax return.

Dividends

        The following Israeli tax consequences shall apply in the event of actual payment of any dividends on ordinary shares.

        Income from dividends in 2007 and thereafter, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 20% for individuals, or 25% if the dividends recipient is a Controlling Shareholder (as defined above) and will be exempt from income tax for Israeli corporations (as long as the corporation did not generate income from an approved enterprise)..

        Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividend, other than bonus shares (stock dividends), sourced from non-Approved Enterprise income, to non-residents of Israel will generally be subject to income tax at a rate of 20% (or 25% for a shareholder that is considered a Controlling Shareholder (as described above) by way of a tax withholding, unless a lower rate is stipulated by a treaty between Israel and the shareholder’s country of residence.

        Generally, under the US Treaty the maximum rate of withholding tax on dividends paid to a shareholder who is a resident of the United States (as defined in the US Treaty) will be 25%. Due to the fact that a tax rate of 25% is higher than the maximum Israeli tax rate on dividends pursuant to the 2005 Amendment, the maximum tax rate should be 20%. However, when a U.S. tax resident corporation is the recipient of the dividend, the rate on a dividend out of regular (sourced from non-Approved Enterprise income) profits may be reduced to 12.5% under the treaty, where the following conditions are met:

(a)	the recipient corporation owns at least 10% of the outstanding voting rights of the Company for all of the period preceding the dividend during the Company’s current and prior tax year; and

(b)	generally not more than 25% of the gross income of the paying corporation for its prior tax year consists of certain interest and dividend income components.

        Otherwise, the usual rates as described above would apply.

In addition, if an Individual shareholder is considered a Controlling Shareholder (as defined above) at any time during the 12-month period preceding such sale, the tax rate on the dividend (not source from Approved Enterprise income) will be 25%. The withholding tax by the Company on such dividend would remain 20%.

United States Federal Income Tax Consequences

        TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following is a summary of certain material U.S. Federal income tax consequences that apply to U.S. Holders (as defined below) who hold Ordinary Shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in Ordinary Shares. This summary does not account for the specific circumstances of any particular investor, such as:

—	broker dealers,

—	financial institutions,

—	certain insurance companies,

—	investors liable for alternative minimum tax,

—	tax exempt organizations,

—	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

—	persons who hold the Ordinary Shares through partnerships or other pass-through entities,

—	investors that actually or constructively own 10 percent or more of our voting shares,

—	investors holding Ordinary Shares as part of a straddle, hedge, conversion transaction, or other integrated investment; and

—	regulated investment companies.

        This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

        Shareholders are urged to consult their tax advisors regarding the foreign and United States Federal, state and local tax considerations of an investment in Ordinary Shares.

        For purposes of this summary, a “U.S. Holder” is a shareholder which is:

—	an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

—	a corporation (including any entity treated as a corporation for U.S. Federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate whose income is subject to U.S. Federal income tax regardless of its source; or

—	a trust if:

(a)	a court within the United States is able to exercise primary supervision over administration of the trust;

(b)	one or more United States persons have the authority to control all substantial decisions of the trust; or

(c)	it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Taxation of Dividends

        The gross amount of any distributions received with respect to Ordinary Shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends under U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. Shareholders will be required to include this amount of dividends in gross income as ordinary income. Subject to the discussion below under the heading “Passive Foreign Investment Companies”, distributions in excess of our earnings and profits will be treated as a non taxable return of capital to the extent of a shareholder’s tax basis in the Ordinary Shares and any amount in excess of such shareholder’s tax basis, will be treated as gain from the sale of Ordinary Shares. See “Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends received deduction generally available to corporations under Section 243 of the Code.

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

        The reduced rate applicable to dividend distributions shall not apply to taxable years beginning after December 31, 2008.

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

        Based on our current and projected income, assets and activities, we believe that, until we complete a merger another operating business, we may be considered a PFIC.

        If we are treated as a PFIC for any taxable year, then, unless a shareholder elects either to treat such shareholder’s investment in Ordinary Shares as an investment in a “qualified electing fund” (a “QEF election”) or to “mark to market” such shareholder’s Ordinary Shares, as described below:

—	the shareholder would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of Ordinary Shares ratably over the holding period for such Ordinary Shares;

—	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year;

—	gain recognized upon the disposition of Ordinary Shares would be taxable as ordinary income; and

—	the shareholder would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on such shareholder’s Ordinary Shares.

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

Backup Withholding and Information Reporting

        Payments in respect of Ordinary Shares may be subject to information reporting to the IRS and U.S. backup withholding tax. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of up to 30% for payments made in 2002 and in 2003 (prior to May 28, 2003), and 28% thereafter. Backup withholding will not apply, however, if a shareholder (i) is a corporation or falls within certain exempt categories, and demonstrates the fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification. Any amount withheld under these rules may be credited against a shareholder’s federal income tax liability.

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

F. Dividends and Paying Agents.

        Not applicable.

G. Statements by Experts.

        Not applicable.

H. Documents on Display.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, it files reports and other information with the Securities and Exchange Commission (the “SEC”). Individuals can inspect and copy those reports and other information at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549 and at the SEC’s regional offices. For more information on its public reference facilities, you can call the SEC at 1-800-SEC-0330. You can obtain copies of such material at prescribed rates from the Public Reference Section of the SEC. Individuals can also obtain reports and other information from the Internet site maintained by the SEC at http://www.sec.gov.

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

        To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 2004. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2004. The market values that result from these computations are compared to the market values of these financial instruments at June 30, 2004. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

        The results of the sensitivity analysis are as follows:

        Interest Rate Risk: A 10% decrease or a 10% increase in the levels of interest rates with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company’s near-term financial condition or results of operations.

        Foreign Currency Exchange Rate Risk: A 10% movement in levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would not materially affect the earnings, cash flow and fair value of the Company’s near-term financial condition or results of operations.”

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20F. Based on that evaluation, our chief executive officer and chief financial officer has concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (“Exchange Act”) was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As a result of these and other measures we have taken to date, we believe the material weaknesses related to the financial statement close process reported in this Annual Report on Form 20F, have been remediated, as of the date of this filing.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        For the year 2004, as we entered voluntary liquidation in July 2004, we did not have a properly functioning audit committee. None of the members of our audit committee met the definition of an audit committee financial expert, as defined in Item 16A (a) of Form 20-F. This was due to our inability to attract a director with the requisite financial knowledge and experience.

        From July 2004 we were in involuntary liquidation and had no functioning board of directors or board of directors’ committees.

ITEM 16B.	CODE OF ETHICS

        The Company has not adopted a written code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management and the Board of Directors. The Company intends to address the adoption of such a code with the Board of Directors in the future.

ITEM 16C.	AUDIT FEES AND SERVICES

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants.

	Year Ended December 31,
	2003	2004
Services Rendered	Fees	Fees

Audit (1)	$20,000	$43,000
Audit-related (2)	$0	$0
Tax (3)	$0	$2,000
Other
Total	$20,000	$45,000

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

Pre-Approval Policies and Procedures

        Our board of directors had not adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

        Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

        Not applicable.

Item 18.	FINANCIAL STATEMENTS

        Attached. See Item 19(a).

Item 19.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	Index to Financial Statements of the Company:	Page
Report of Independent Auditors on
	Financial Statements of the Company	F-2

	Balance Sheets at December 31, 2004 and 2003	F-3

Statements of Operations for the years ended
	December 31, 2004, 2003 and 2002	F-4

Statements of Changes in Shareholders' Equity (capital deficiency)
	for the years ended December 31, 2004, 2003 and 2002	F-5

Statements of Cash Flows for the years ended
	December 31, 2004, 2003 and 2002	F-6 - F-7

	Notes to the Financial Statements	F-8 - F-27

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED (Registrant) By: /s/ Robi Hartman —————————————— Robi Hartman, Chief Executive Officer

Date: August 29, 2007

Index to Exhibits:

Exhibit No.:

1.1	Memorandum of Association of the Company.*
1.2	Articles of Association of the Company, Amended and Restated as of November 19, 2000.**
4.1	Summary English Translation from the original Hebrew of a Lease Agreement entered into between the Company and West End Technology Investments Ltd., for office space located at 33 Jabotinsky Street, Ramat Gan, Israel, dated January 30, 2001.**
4.2
4.3
8.1	List of significant subsidiaries of the Company.
12.1	Certification by Chief Executive Officer and Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer and Acting Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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
FOR THE YEAR ENDED DECEMBER 31, 2004

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
TABLE OF CONTENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

We have audited the balance sheets of I.I.S. Intelligent Information Systems Limited (the “Company”) as of December 31, 2004, and 2003 and the statements of operations, of changes in shareholders’ equity (capital deficiency) and of cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an associated company, the Company’s share in losses of which is $20,000 in the year ending December 31, 2003. Those financial statements were audited by other independent registered public accounting firm whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for this company, is based solely on the report of the other independent registered public accounting firm.

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

In our opinion the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and 2003 and the results of its operations and cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel August 29, 2007	Kesselman & Kesselman Certified Public Accountant (Isr.) A member of PricewaterhouseCoopers International Limited

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2004	2003

A s s e t s
Current assets:
Cash and cash equivalents	$93	$133
Restricted bank deposit		48
Accounts receivables	10	140

T o t a l current assets	103	321

Funds in respect of employee rights upon retirement	2	5

Fixed assets, net		9

T o t a l assets	$105	$335

Liabilities and shareholders' equity
(net of capital deficiency)

Current liabilities -
accounts payable and accruals	$189	$208

Long-term liabilities -
liability for employee rights upon retirement	2	9

T o t a l liabilities	191	217

Commitments and contingent liabilities, note 5

Shareholders' equity (capital deficiency):
Ordinary shares of NIS 0.003 par value at
December 31, 2004 and 2003:
Authorized - 16,666,667 shares;
Issued and outstanding - 11,576,539 shares	55	55
Additional paid-in capital	41,417	41,417
Accumulated deficit	(41,558)	(41,354)

T o t a l shareholders' equity (capital deficiency)	(86)	118

T o t a l liabilities and shareholders' equity (net of capital deficiency)	$105	$335

—————————————— Robi Hartman Chairman of the Board, Chief Executive Officer and Chief Financial Officer	—————————————— Aharon Jacobowitz Director

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31
	2004	2003	2002

Revenues:
Products, note 10			$62
Research and development services to
an associated company			145

			207

Cost of revenues:
Products			(38)
Research and development services to
an associated company			(51)

			(89)

Gross profit			118

Research and development expenses			(548)
Selling and marketing expenses			(49)
General and administrative expenses	$(200)	$(441)	(577)
Impairment of goodwill			(186)
Non-recurring income - net			122
Income from a lawsuit settlement, note 5e		330

Operating loss	(200)	(111)	(1,120)
Financial expenses - net	(4)	(3)

	(204)	(114)	(1,120)
Share in losses of an associated company		(20)	(1,250)

Net loss	$(204)	$(134)	$(2,370)

Net loss per share of ordinary shares -
Basic and diluted	$(0.02)	$(0.01)	$(0.21)

Weighted average number of ordinary shares used in
computing loss per ordinary shares
(in thousands) -
Basic and diluted	11,577	11,577	11,485

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
(U.S dollars in thousands, except share data)

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Deferred stock compensation	Accumulated deficit	Total shareholders' equity (capital deficiency)

Balance as of January 1, 2002	11,432,577	$55	$41,419	$(89)	$(38,850)	$2,535

Change during 2002:
Exercise of warrants	73,962	*	22			22
Vested shares of key employee	70,000	*				*
Issuance expenses related to conversion of convertible debentures			(24)			(24)
Amortization of deferred stock compensation
related to shares in escrow issued upon
acquisition of Eastek				89		89
Net loss					(2,370)	(2,370)

Balance as of December 31, 2002	11,576,539	55	41,417	-,-	(41,220)	252

Change during 2003 -

Net loss					(134)	(134)

Balance as of December 31, 2003	11,576,539	55	41,417	-,-	(41,354)	118

Change during 2004 -

Net loss					(204)	(204)

Balance as of December 31, 2004	11,576,539	$55	$41,417	-,-	$(41,558)	$(86)

* Represents an amount lower than $1 thousand.

The accompanying notes are an integral part of the financial statements.

(continued – 1)

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Year ended December 31
	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(204)	$(134)	$(2,370)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation		6	33
Impairment of goodwill			186
Write-off of fixed assets	9	12
Amortization of deferred stock compensation			89
Changes in accrued liability for employee rights
upon retirement	(7)	3	(10)
Loss (gain) on amounts funded in respect of employee
rights upon retirement	3	(1)
Share in losses of an associated company		20	1,250
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	130	(92)	95
Decrease in trade payable		(77)	(42)
Decrease in accounts payable and accruals	(19)	(6)	(333)
Finance income derived from U.S. dollar exchange
rate changes		(4)
Other			1

Net cash used in operating activities	(88)	(273)	(1,101)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sale of property and equipment		9	5
Purchase of property and equipment			(7)
Proceeds from a restricted deposit	48

Net cash provided by (used in) investing activities	$48	$9	$(2)

(concluded – 2)

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Year ended December 31
	2004	2003	2002

CASH FLOW FROM FINANCING ACTIVITIES:
Exercise of warrants			$22
Repayment of long-term bank loans			(10)
Issuance of convertible debentures, net			(24)

	-,-	-,-	(12)

DECREASE IN CASH AND CASH EQUIVALENTS	$(40)	$(264)	(1,115)

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	133	397	1,512

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$93	$133	$397

Supplementary information on activities not involving cash flows - fixed assets transfer to Enargis Storage Solutions Ltd. (see note 2a)	-,-	$20	-,-

Supplemental disclosure of cash flows activities -
interest paid during the year	-,-	$4	$8

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

2)	Liability Recognition for Certain Employee Benefits

As a result of the lack of resources to support the iSCSI operations, the Company issued dismissal letters to its employees during 2002. Consequently, the Company recorded a one time charge of $60 thousands related to the cessation of iSCSI operations which was accounted for in accordance with Emerging Issues Task Force (“EITF”) No. 94-3 “Liability Recognition for Certain Employee Benefits and Other Costs to Exit an Activity (Including Certain Costs in Restructuring)", (“EITF No. 94-3”) and Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges”(“SAB No. 100”).

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

As of December 31, 2003, the major components of the 2002 employee dismissal charges were as follows:

		Utilized
	Original accruals	Cash	Non - cash	Balance as of December 31, 2003
	U.S. dollar in thousands

Employees termination
benefits	$35	$35		-,-
Amortization of deferred
stock compensation	25		$25	-,-

	$60	$35	$25	-,-

3)	Accounting principles

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

4)	Functional currency

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

5)	Use of estimates in preparation of financial statements

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

During the years ended December 31, 2004 and 2003, the Company abandoned some of its office furniture and equipment. Accordingly, the Company recorded an impairment charge in the amount of $9,000 and $12,000 respectively.

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

Through December 2002, the Company had derived revenues from research and development services to associated company, licensing fees for their products and maintenance. The Company sells their products primarily through its direct sales force.

Research and development services to associated company are recognized according to milestones determined in an agreement.

Maintenance revenues were deferred and recognized on a straight-line basis over the term of the maintenance agreement.

In addition, the Company is entitled to commissions of 3% out of revenues derived from outstanding customers of the Company, existing at that time, prior to the completion of the transaction with Enargis (See also note 2a).

Revenues from software licensing agreements are recognized when all criteria outlined in Statement Of Position (SOP) 97-2 “Software Revenue Recognition” (as amended) are met.

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year.

Diluted net loss per share are computed by dividing net loss by the weighted average number of shares outstanding during the year, taking into account the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method. In the years ended December 31, 2004, 2003 and 2002 all outstanding stock options have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

The diluted loss per share does not include options of the Company in the amount of 406,550, 774,717 and 1,125,674 for the years 2004, 2003 and 2002, respectively.

k.	Accounting for stock based compensation

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

The following table illustrates the effect on net income and earnings per share assuming the Company has applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31,
	2003	2002

Net loss available to common stock - as reported	$(134)	$(2,370)
Add: Stock-based employee compensation - intrinsic value		89
Deduct: Stock-based employee compensation - fair value	(103)	(187)

Pro forma net loss	$(237)	$(2,468)

Basic and diluted loss per share of ordinary share as reported	$(0.01)	$(0.21)

Basic and diluted pro forma net loss per share of
Ordinary share	$(0.02)	$(0.23)

The Company did not disclose pro forma data for the year ended December 31, 2004, as required by SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by FAS 148, assuming it had accounted for employee share option grants using the fair value-based method defined in SFAS 123, since the effect on net loss and net loss per share assuming it had applied the fair value recognition provisions is immaterial.

The fair value for options granted in the years ended December 31, 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2002	2001

Dividend yield	0%	0%
Expected volatility	1.18	1.25
Risk-free interest	2%	5%
Expected life of up to	4 years	4 years

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Concentration of credit risks

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, which are deposited in major financial institutions.

m.	Newly issued and recently adopted accounting pronouncements:

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

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (FAS 154). FAS 154 is a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. FAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company).

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

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(FAS 159). This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The provisions of FAS 159 are effective for fiscal years beginning January 1, 2008. The Company is currently evaluating the impact of adopting FAS 159 on its financial position, cash flows and results of operations. The Company does not expect the impact to have a material effect on its financial position, cash flows and results of operations.

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

b.	Investment in StoreAge

As of January 1, 2002 and through October 2005, the Company held 38.9% of StoreAge. StoreAge is an Israeli company, which is engaged in the development and marketing of products based on its SAN Virtualization technology.

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

From April 2007 through August 2007, according to the MOA, the Company provided a loan to Witech in the amount of $3,200,000. The above mentioned loans bear an annual interest rate of LIBOR plus 5%, whilst in the event that the merger is not consummated, the interest on the loans will be increased to LIBOR plus 10% (or the maximum rate permitted by law, whichever is lower) retroactively to the date it was provided to Witech.

If the merger is not consummated, Witech may have difficulty in repaying the loans provided by the Company and, if Witech is in default, the Company may not be able to recoup its loans through exercise of the charge on Witech’s assets.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3	–	FIXES ASSETS:

Composition of assets, and the accumulated depreciation and amortization thereon, grouped by major classifications are as follows:

	December 31
	2003	2002
	U.S. dollar in thousands

Cost:
Computers and peripheral equipment	$17	$77
Office furniture and equipment	60	76
Motor vehicles		42

	77	195

Accumulated depreciation:
Computers and peripheral equipment	15	44
Office furniture and equipment	53	60
Motor vehicles		35

	68	139

Depreciated cost	$9	$56

Depreciation expenses for the year ended December 31, 2003 and 2002 amounted to approximately $6 thousands and $33 thousands, respectively.

NOTE 4	–	EMPLOYEE RIGHTS UPON RETIREMENT

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

NOTE 5	–	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Effective as of April 1, 2003, all of the directors of the Company agreed to suspend their compensation until the Company either received a settlement from an ongoing lawsuit which at that time was in mediation or received proceeds from the sale/exit of StoreAge or Enargis or the raising of additional financial resources. Following settlement of the lawsuit, the directors of the Company did not take this compensation and agreed that this compensation would be paid only from receipt of proceeds from the sale/exit of its holdings in StoreAge or Enargis or the raising of additional financial resources. The amount of compensation due but unpaid to the Company’s officers and directors as of December 31, 2004 according to this arrangement is approximately $172,000. This amount was accrued in the financial statements in “accounts payable and accruals” and was paid in May 2007.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5	–	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	At the Company’s general meeting of shareholders held in July 2004, Messrs. Hartman and Jacobowitz were appointed as joint liquidators and the shareholders approved a fee of $1,000 per month (plus VAT, if applicable), to each of them commencing from the appointment of the liquidation and until distribution of all proceeds of the liquidation to the Company’s shareholders. The amount of compensation due but unpaid to the Company’s liquidators as of December 31, 2004 according to this arrangement is approximately $10,000. This amount was accrued in the financial statement in “accounts payable and accruals” and was paid in May 2007.

c.	In addition, the Company’s shareholders approved that (i) Mr. Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by the Company’s shareholders as a result of the liquidation of the net assets of the Company (hereinafter – the “Gross Proceeds”) are above $0.50 per share, $50,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.00 per share and $75,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus of $100,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.30 per share.

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5	–	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d.	In February 2001, a portion of the Company’s office space located in Ramat Gan, Israel was leased from West End Technology Investments Ltd. (“West End”), a company that is owned by Robi Hartman, the Company’s Chief Executive Officer and Chairman of the Board. As of April 1, 2003, this lease was assumed by Enargis which sublet 35% of the premises to the Company at an annual cost of approximately $12,000. As of December 31, 2004, an amount of $2.5 thousands was postponed until receipts of proceeds from sale of StoreAge or Enargis, and was paid in May 2007, following the termination of the Company voluntary liquidation proceedings. The financial statements include provisions for the aforesaid postponed rent payments. As of November 2005, the sub-lease was transferred back to West End. Following termination of the voluntary liquidation proceedings in April 2007, the Company increased its sublease from 35% to 50% of the premises. The annual cost increased, proportionally, based on the original agreement, with a cap of $3,000 per month (on an average) and will be valid until the later of (1) the merger with Witech or (2) December 31, 2007.

e.	During the year ended December 31, 2003, the Company reached a settlement designated to form a compromise of contested claims (“the Agreement”) with two of its former sub contractors.

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

In the year ended December 31, 2003 the amount of $330,000 was recorded as income from a lawsuit settlement in the statement of operations.

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6	–	SHAREHOLDERS’ EQUITY:

a.	Share capital

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

Under the Company’s 1993 Stock Option Plan (“the Plan”), options may be granted to officers, directors, employees and consultants of the Company. Pursuant to the Plan, the Company reserved for issuance 1,192,929 ordinary shares. The exercise price of the options granted under the plan may not be less than 85% of the fair market value of the Company’s ordinary shares on the date of grant. The options vested primarily up to 3-4 years. No options were exercised during the years ended December 31, 2004, 2003 and 2002. The Plan expired in 2003. The options of the liquidators of the Company expired during the year ended December 31, 2006; all other outstanding options issued under the Plan have either been expired or forfeited the year ended December 31, 2004 or in previous years.

Following is a summary of the status of the Company’s stock option plan and related information:

	Year ended December 31
	2004		2003		2002
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding at the
beginning of the year	781,762	$4.67	1,008,802	$7.46	1,066,803	$7.77

Granted					32,000	$3.63

Forfeited and cancelled	(375,212)	$5.81	(227,040)	$17.30	(90,001)	$(9.6	8)

Outstanding at the
end of the year	406,550	$3.63	781,762	$4.67	1,008,802	$7.46

Exercisable at the end of the year	406,550	$3.63	665,662	$4.86	664,971	$9.45

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7	–	TAXES:

a)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “inflationary adjustments law”)

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

c)	Deferred income taxes

The deferred income taxes are composed as follows:

	December 31
	2004	2003
	U.S. dollar in thousands

Provided for:
Operating loss carryforward	$11,768	$13,589
Capital loss carryforward	10,804	12,603
In respect of investments	1,272	1,526
Others		2

Total	23,844	27,720
Less - valuation allowance	(23,844)	(27,720)

	-;-	-;-

The deferred tax assets are computed at the tax rates of 30% as of December 31, 2004 and at the tax rate of 36% as of December 31, 2003 .

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7	–	TAXES (continued):

d)	Taxes included in the statement of operations in year ended December 31, 2004 are in respect of previous years.

e)	Tax loss carryforward

As of December 31, 2004, the Company has carryforward tax losses in the amount of approximately $39 million which may be carried forward and offset against taxable income in the future for an indefinite period (December 31, 2003 – $36 million).

In addition, as of December 31, 2004, the Company has accumulated carryforward capital losses in a total amount of approximately $36 million, which may be offset against future capital gain for tax purposes (December 31, 2003 – $34 million).

Under the inflationary adjustments law (see a. above), carryforward losses are linked to the Israeli CPI.

f)	Tax assessments

Tax assessments for the Company are considered final through the year ended December 31, 2001.

g)	Reconciliation of the theoretical tax expenses to actual tax expenses:

	Year ended December 31
	2004	2003	2002
	U.S. dollar in thousands

Income (loss) before taxes, as reported in the
statements of operations	$(211)	$(114)	$(1,120)

Theoretical income on taxes (tax benefit) at the
statutory rate (35%, 36% and 36% for the years
ended December 31, 2004, 2003 and 2002, respectively)	$(74)	$(41)	$(403)
Valuation allowance	104	122	236
Difference between the basis of measurement of
loss reported for tax purposes and the basis of
measurement of loss for financial reporting
purposes	21	36	35
Special allowance, net of non deductible expenses	(50)	(117)	132
Other	(1)

	-,-	-;-	-,-

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31
	2004	2003
	U.S. dollar in thousands

a. Accounts receivables:
Receivables on account of a lawsuit
settlement (see note 5e)		$110
Prepaid expenses		23
Related parties	$10	5
Other		2

	$10	$140

b. Accounts payable and accruals:
Payroll and related expenses	$1	$9
Accrued expenses	186	148
Related parties	1
Provision for a litigation (see note 5f)		39
Other	1	12

	$189	$208

Statement of operations:

	Year ended December 31
	2004	2003	2002
	U.S. dollar in thousands

c. General and administrative expenses:
Liquidators fees	$10
Directors fees	71	$118	$201
Directors insurance		89	90
Payroll and related expenses	32	37	31
Rent and office maintenance	19	18	29
Professional fees	42	153	142
Capital loss from write-off of fixed assets	9	12
Other	17	14	84

	$200	$441	$577

d. Financial income (expenses) - net:
Interest income	$3	$3
Interest expenses		(4)	$(8)
Foreign currency translation differences		(2)	8
Other	(7)

	$(4)	$(3)	-,-

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Year ended December 31
	2004	2003	2002
	U.S. dollar in thousands

e. Non-recurring income - net:

Reversal of sales taxes provision			$10
Reversal of a lawsuit provision			216
Loan write-off			(44)
Restructuring charges (see note 1a(2))			(60)

	-,-	-,-	$122

NOTE 9	–	RELATED PARTIES – TRANSACTIONS AND BALANCES:

a.	Transactions with related parties:

	Year ended December 31
	2004	2003	2002
	U.S. dollar in thousands

Rent and office maintenance (1)	$19	$18	$35

Administrative expenses (2)	$16	$11	-,-

Reimbursement of expenses by StoreAge	-,-	-,-	$38

Sales to StoreAge, net	-,-	-,-	$115

(1)	See note 5d.
(2)	To Storage, in respect of services received until April 2005.

b.	Related party balances:

	December 31
	2004	2003
	U.S. dollar in thousands

Accounts receivable	$10	$5

Accounts payable	$1	-,-

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9	–	RELATED PARTIES – TRANSACTIONS AND BALANCES (continued):

c.	Under the Company’s 1993 Stock Option Plan (see note 6b), the Company granted the CEO of the Company, on November 30, 2000, 356,550 options as follows:

55,600 of the options had no vesting terms, the remaining options vested annually in four equal batches, from March 22, 2001 until March 21, 2004. All options expired on November 30, 2006.

NOTE 10	–	GEOGRAPHIC INFORMATION

The Company operates in one reportable segment and follows the requirements of Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”).

The following presents total revenues on the basis of the location of the end customers for the years ended December 31, 2004, 2003 and 2002 and long-lived assets as of December 31, 2004 and 2003:

	Year ended December 31
	2004	2003	2002
	U.S. dollar in thousands

Sales to unassociated customers:
United States			$54
Israel			8

	-,-	-,-	$62

	December 31
	2004	2003
	U.S. dollar in thousands

Long-lived assets - Israel	-,-	$9