Form 20-F
period 2005-12-31
IIS INTELLIGENT INFORMATION SYSTEMS LTD
filed 2007-08-31
CIK 742358

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2005, the Registrant had 11,576,539 Ordinary Shares, NIS 0.003 par value per share, outstanding (“Ordinary Shares”).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☒

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

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

Please note that while this Annual Report on Form 20-F is filed as of December 31, 2005 for the fiscal year then ended, the actual filing date of this Annual Report is August 30, 2007. As a result, some of the information contained herein was not known as of December 31, 2005, but is included to supplement the information that was properly reportable as of that date. Such supplemental information has been excerpted from our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 20-F Report”). Readers should refer to the 2006 20-F Report for the most current and comprehensive disclosures regarding the Company.

i

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

Item 3.	KEY INFORMATION

A. Selected Financial Data.

        The following selected financial data of the Company as of December 31, 2005 and 2004 for the three years ended December 31, 2005, are derived from the Company’s audited financial statements which are included in this Annual Report and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2003, 2002 and 2001 and for the years then ended have been derived from audited consolidated financial statements not included in this Annual Report and have also been prepared in accordance with U.S. GAAP. The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5 (Operating and Financial Review and Prospects), and the Financial Statements included elsewhere in this Annual Report.

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

Statement of Operations Data (in thousands, except per share data):

	Year Ended December 31,
	2005	2004	2003	2002	2001

Sales revenues				$62	$83
Revenues from research and
development services to an associated
company				145	251

Total revenues				207	334

Cost of sales				38	28
Cost of revenues from research and
development services to an associated
company				51	155

Total cost of revenues				89	183

Gross profit				118	151
Research and development costs				548	479
Selling and marketing expenses				49	21
General and administrative expenses	$103	$200	$441	577	888
Impairment of goodwill				186
Non recurring income				(122)	(180)
Other operating income - net

Operating loss	(103)	(200)	(441)	(1,120)	(1,057)

Financial expenses- net	(3)	(4)	(3)		(1,547)
Other income			330

Loss before equity in losses of an
associated companies	(106)	(204)	(114)	(1,120)	(2,604)
Equity in losses of an associated
companies			(20)	(1,250)	(877)

Net income (loss)	$(106)	$(204)	$(134)	$(2,370)	$(3,481)

Loss per share - basic and diluted	$(0.01)	$(0.03)	$(0.01)	$(0.21)	$(0.37)

Weighted average number of shares (in
thousands) - basic and diluted	11,577	11,577	11,577	11,485	9,409

Balance Sheet Data (in thousands):

	At December 31,
	2005	2004	2003	2002	2001

Working capital	$(191)	$(86)	$113	$198	$1,024

Cash and cash equivalents	41	93	$133	$397	$1,512
Total assets	43	105	$335	$549	$3,233
Short-term bank credits	-	-	-	$1	$10
Long-term debt	-	-	-	-	$1

Shareholders' equity (capital deficiency)	$(192)	$(86)	$118	$252	$2,535

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

        We have a history of substantial recurring operating losses and have no current prospects of revenues. We lost approximately $106,000 during the year ended December 31, 2005, $204,000 during the year ended December 31, 2004 and $ 134,000 during the year ended December 31, 2003. Our ability to achieve any future profits or gains depends entirely on the ability to realize significant value from our minority holdings in StoreAge and Enargis.

        Since we have a minority ownership interest in StoreAge and Enargis, our interest in StoreAge’s and Enargis’ profits and our ability to direct their business affairs are limited. In October 2005, in contemplation of an initial public offering of StoreAge on the Alternative Investment Market of the London Stock Exchange, all classes of preferred shares of StoreAge and outstanding bridge loans were converted into ordinary shares of StoreAge based on the amount actually invested in StoreAge and all preferential shareholder rights were cancelled. Following this conversion we held 13% of the issued and outstanding share capital of StoreAge (11.74% on a fully diluted basis). The proposed initial public offering of StoreAge was aborted in November 2005 due to the inability of StoreAge to meet its sales forecast and decreased expected sales forecast.. Because we hold a diminished percentage interest in StoreAge, our shareholders also have a smaller indirect interest in StoreAge. We also do not control the board of directors of StoreAge. In addition, future financing needs of StoreAge are likely to require additional private or public equity financing, thus further diluting our ownership percentage. The significant ownership interest in StoreAge held by the Private Investors (which may be increased) and the rights granted to the Private Investors, including preferences in liquidation and receipt of dividends, registration rights and various negative covenants and anti-dilution protection, will reduce the flexibility that we will have in the operation and any future disposition of StoreAge.

        We have very limited cash resources and any additional raising of capital may lead to significant dilution. Since we presently do not expect to conduct future business other than holding minority interests in StoreAge and Enargis, we believe that our existing cash on hand will be sufficient to meet our working capital requirements, including normal capital expenditures, until at least June 30, 2006. In the event that we are unable to sell our holdings in StoreAge or Enargis by the time our financial resources are depleted, we may have to raise additional financing. Any additional financing may not be available when required or at acceptable terms and may result in significant dilution to our shareholders.

        Future capital needs of StoreAge and Enargis will result in dilution of our holdings. As far as the Company is aware, StoreAge’s existing cash on hand will be sufficient to meet its working capital requirements, including normal capital expenditures, until February 28, 2006. Enargis has been funded primarily from shareholder loans which are subject to repayment on demand. Continued losses could reduce StoreAge’s and Enargis’ working capital and cash equivalents, which could adversely affect their future operations unless they secure additional financing. In addition, StoreAge and Enargis may need to raise funds in order to finance their sales and marketing operations. If financing is not available when required or is not available on acceptable terms, StoreAge and Enargis may be unable to take advantage of business opportunities or respond to competitive pressures; however, the dilution resulting from any additional equity financing to StoreAge and Enargis will decrease the value of our holdings in such companies.

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

        We are, and have been since our initial public offering in the United States in 1984, required to file annual reports, including financial statements, with the SEC. We were in compliance with our reporting obligations through 2003, having filed all reports due through that year, including our annual report for 2002, filed in June 2003. Our Annual Report on Form 20-F for the fiscal year ending December 31, 2003 that was filed with the Securities and Exchange Commission on June 22, 2004 included our financial statements; however, our auditors at that time, Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global stated in their report that because of the possible material effects on the financial statements of our the then-proposed voluntary liquidation, they were unable to, and did not at that time express an opinion on the financial statements. The financial statements included in the Annual Report therefore did not include an auditors report complying with the requirements of the Form. Consequently, the certification normally required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 was also omitted from the filing. Following our entry into voluntary liquidation in July 2004, mainly due to the budgetary constraints described above, we ceased filing reports with the SEC, or preparing audited financial statements, in order to conserve our then very limited funds. Therefore, we remained delinquent with respect to our annual report filing obligations for 2004 and 2005. No action has yet been taken by the SEC as a result of our failure to file reports, although the Company has received correspondence from the SEC’s staff noting that the Company is delinquent in its reporting obligations. Our US counsel had previously initiated discussions with the staff of the SEC regarding a possible voluntary deregistration of our ordinary shares to address our failure to file required annual reports, without any other sanctions or penalties, but those discussions did not materialize in any binding order or settlement.

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

        In October 2005, in contemplation of an initial public offering of StoreAge on the Alternative Investment Market of the London Stock Exchange, all classes of preferred shares of StoreAge and outstanding bridge loans were converted into ordinary shares of StoreAge based on the amount actually invested in StoreAge and all preferential shareholder rights were cancelled. Following this conversion we held 13% of the issued and outstanding share capital of StoreAge (11.74% on a fully diluted basis). The proposed initial public offering of StoreAge was aborted in November 2005 due to the inability of StoreAge to meet its sales forecast and decreased expected sales forecast.

        On March 26, 2006, StoreAge received a loan in the amount of $4,000,000 from an Israeli venture lending fund. The loan principal was to be repaid in 24 equal monthly installments, beginning 12 months from the closing date. The loan bore annual interest of LIBOR +5%, to be repaid on a quarterly basis. In consideration, the lender received warrants to purchase shares of the StoreAge equal to 2.6% of its outstanding fully diluted share capital. A first-ranking floating charge and specific charge on the assets of StoreAge was registered on behalf of the lender to secure the loan.

C. Business Overview.

        For information on our business activities in 2004 and 2005, see “A. Entry into Voluntary Liquidation” above in this Item 4.

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

        Enargis offered a family of comprehensive IP iSCSI storage testing tools. In addition, Enargis provides solution software modules that enables the integration of iSCSI into existing storage devices, thus allowing vendors to provide IP storage networking features in their products. Enargis did not succeed in strengthening its position as an iSCSI based solutions provider or in securing cooperation with significant sales channels. The market for Enargis’ products is at the end of its life-cycle since the iSCSI Initiator and Target codes are available for free in the web. The revenues of Enargis in the years 2004 and 2005 were $344,339 and $118,626, respectively and Enargis showed a profit of less than $20,000 for each of the years ended December 31, 2004 and 2005. Enargis did not pay Robi Hartman for his services since its inception. Enargis had not paid rent to West End from October 2004 in the amount of approximately $28,600 (this is an off-balance sheet transaction and is not included in Enargis’ financial statements), and owed West End in excess of $19,200 for loans received. West End has a lien on all of Enargis assets to secure this debt.

        In November 2005, Mr. Danny Shavit, the CTO of Enargis and the second largest shareholder, left the company. Since its inception, Enargis has paid Danny Shavit less then $30,000 for his services. He continues to advise Enargis as a consultant.

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

        In January 1999, StoreAge, an Israeli company, was organized as our wholly-owned subsidiary and commenced development and marketing of products based on Storage Area Network Virtualization technology. As of December 31, 2005, we held 13% of the outstanding shares of StoreAge (approximately 11.74% on a fully diluted basis).

        In March 2003, we sold our iSCSI operations to Enargis, and as a result, as of December 31, 2005 we held 25% of the outstanding shares of Enargis (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

E. Property, Plants and Equipment.

        Our executive offices are currently located at 33 Jabotinsky Street, Ramat Gan, Israel, where we lease premises of 60 square meters and conduct all of our business activities. As of December 31, 2003, our annual rent was approximately $22,000, with total annual additional occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $12,000. However, as of April 1, 2003, in connection with the sale of our iSCSI operations to Enargis, we reduced our leased premises by 65%, resulting in a reduction of our annual rent and additional occupancy costs and for the years ended December 31, 2004 and 2005 our annual rent was approximately $12,000, with total annual additional occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $8,400 (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

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

Intangible Assets and Goodwill

        At December 31, 2002 the entire goodwill was impaired and was written off. Thus during the years 2003, 2004 and 2005 we had no goodwill or intangible assets impairment.

Legal Contingencies

        Following our entry into voluntary liquidation in July 2004, mainly due to budgetary restraints we ceased filing reports with the SEC, or preparing audited financial statements, in order to conserve our then very limited funds. Therefore, we currently remain delinquent with respect to our annual report filing obligations for 2004 and 2005. No action has yet been taken by the SEC as a result of our failure to file reports, although the Company has received correspondence from the SEC’s staff noting that the Company is delinquent in its reporting obligations. Our US counsel had previously initiated discussions with the staff of the SEC regarding a possible voluntary deregistration of our ordinary shares to address our failure to file required annual reports, without any other sanctions or penalties, but those discussions did not materialize in any binding order or settlement. As of the date of filing of this Report, there is no assurance that the SEC will not institute an action against us or move to revoke our registration.

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

Results of Operations

Years Ended December 31, 2005, 2004, and 2003

        Due to the cessation of the iSCSI operations in December 2002, the Company had no revenues in each of the years 2003, 2004 and 2005.

        Due to the cessation of the Company’s iSCSI operations in December 2002, there were no outlays for research and development in 2003, 2004 and 2005.

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

        In 2005 we incurred general and administrative (“G&A”) expenses of $103,000 compared to $200,000 in 2004 and compared to $441,000 in 2003. This reduction was due to a reduction in all expenses, due to cessation of our operating activities during 2003 and our entering into voluntary liquidation at the end of July 2004. The main reductions were in the directors’ fees and insurance expenses and the professional fees.

        The Company has not recorded any goodwill in its financial statements since December 31, 2003.

        Our net financial expenses in 2004 and 2005 were $4,000 and $3,000, compared to $3,000 in 2003, mainly due to exchange rate conversions and open bank balances.

        In 2004, we recorded a loss of approximately $204,000 compared with a loss of approximately $134,000 in 2003. The minimal loss in 2003 reflects the one-time income of $330,000 derived from the settlement of a lawsuit. Had we excluded the income of $330,000 derived from the settlement in 2003, the loss in 2003 would have been $464,000, reflecting a decrease in our general and administrative expenses due to our entering voluntary liquidation commencing in July 2004.

        The 2005 loss of $106,000 reflects no income and a continued reduction in expenses due to our being in voluntary liquidation.

        As a result of the foregoing factors, the Company recorded a net loss of approximately $106,000, $204,000 and $134,000 in 2005, 2004 and 2003, respectively.

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

        Periodically, dependent upon inflation and other considerations, both fiscal and monetary, the Bank of Israel resets the target (middle of the range) exchange rate of the NIS in relation to a weighted basket of foreign currencies of Israel’s major trading partners and allows the actual exchange rate to float within a range determined by the Bank of Israel. During 2003, 2004 and 2005, the NIS was devalued (appreciated) approximately (1.63%), and 0.84% and 1.66%, respectively, against the currency basket, and approximately (7.56%), (1.62%) and 6.85%, respectively, against the U.S. dollar. Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

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

        As of December 31, 2005, the Company has carryforward tax losses in the amount of approximately $38 million, which may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company has accumulated capital losses for tax purposes carryforward in a total amount of $35 million, which may offset against future capital gains for tax purposes for an indefinite period. These losses have not been audited and approved by the relevant tax authorities.

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

B. Liquidity and Capital Resources.

        The Company had current assets of approximately $41,000 at December 31, 2005, $103,000 at December 31, 2004 and $321,000 at December 31, 2003. The ratio of current assets to current liabilities was 0.177 at December 31, 2005, 0.545 at December 31, 2004 and 1.543 at December 31, 2003. The decrease in the current ratio in 2004 and 2005 was mainly a result of a reduction in cash due to operating activities and the accumulation of Liquidators’ and directors’ fees payable. For a discussion of the primary currency in which the operations of the Company are conducted see Item 5.A., “Operating Results,” above.

        In 2003, 2004 and 2005 the Company recorded a net negative cash flow from operations of approximately $273,000 (after taking into account the receipt of $220,000 from the settlement of a lawsuit), $88,000 and $52,000, respectively. In January 2004 we received the final payment of the lawsuit settlement of 2003 in the amount of $110,000. Excluding this amount, the net negative cash flow from operations in 2004 would have been approximately $198,000.

        The Company currently has no available lines of credit or other credit facilities.

        We anticipate that our existing cash on hand, will be sufficient, at the business levels presently projected, to meet our working capital requirements, including normal capital expenditures, at least until June 30, 2006. However, unless the Company can realize significant value from its holdings in StoreAge and Enargis prior to the depletion of its cash resources, continued losses from operations will reduce the Company’s working capital and cash equivalents to a level that will adversely affect the Company’s future operations.

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

E. Off-Balance Sheet Arrangements.

All of the Company’s directors prior to the commencement of our voluntary liquation proceedings in July 2004 had agreed that compensation for services due to them since April 1, 2003 would be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge, or Enargis or from raising additional financial resources. . In addition, the Company’s liquidators agreed that compensation for their services would be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge, or Enargis or from raising additional financial resources. As of December 31, 2005 the amount of this unpaid compensation was approximately $220,000, was included as a liability in our financial statements for December 31, 2005. See Notes 4.a and 4.b to the Company’s Financial Statements.

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

        The Company’s executive officers and liquidators as of December 31, 2005 were as follows:

Name	Age	Expiration of office as Director	Number of Shares Beneficially Owned

Robi Hartman	46	July 29, 2004	1,922,182
Liquidator

Aharon Jacobowitz	59	July 29, 2004	0
Liquidator

Robi Hartman has 23 years of experience as an entrepreneur in the field of technology and as an executive for leading technology companies. He acted as a Director of the Company from September 1998 until its entering into voluntary liquidation in July 2004, Vice Chairman of the Board from October 1998 to March 2000, Acting Chief Financial Officer from December 1998 until July 2004, and Chairman of the Board and Chief Executive Officer of the Company from March 2000 until July 2004, and joint liquidator of the Company since July 2004. He serves as the Vice Chairman of the Board of Teledata Networks since the management buyout from ADC Telecommunications in February 2004. He has also served as Chairman of StoreAge Networking Technologies from its inception in 1999.  Before joining the Company, from 1987 to 1996, Mr. Hartman was the manager of Teledata Communications Ltd., a leading supplier of advanced access solutions, beginning as a manager and progressing to the Chief Financial Officer and finally as Chief Executive Officer and President.  From 1996 to 1997, Mr. Hartman was the President of VCON Telecommunications, a pioneer in PC based teleconferencing.  Since 1997 he owns and manages West End Technology Investments Ltd. Mr. Hartman received his B.A. in Political Science and Economics from Bar Ilan University and his Masters in Business Administration (MBA) from Bentley College.

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

B. Compensation. At our general meeting of shareholders held in July 2004, Messrs. Hartman and Jacobowitz were appointed as joint liquidators and the shareholders approved a fee of $1,000 per month (plus VAT, if applicable), to each of them commencing from the appointment of the liquidation and until distribution of all proceeds of the liquidation to our shareholders. The deferral of these fees represented a significant saving in cash expenses for the Company during 2004 and 2005 . In addition, our shareholders in July 2004 approved that (i) Mr. Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $0.50 per share, $50,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.00 per share and $75,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus $100,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.30 per share. Our shareholder further approved that (i) we will indemnify the liquidators for any liability, costs and expenses (including legal costs and expenses) relating to claims or demands against them in their capacity as liquidators to the fullest extent permitted by applicable law and subject to the same restrictions and qualifications as currently applicable to indemnification of our directors and officers, and (ii) we will waive any liabilities, claims, demands and causes of action against the liquidators in their capacity as liquidators to the fullest extent permitted by applicable law, with the exception only of actions constituting gross negligence or willful misconduct.

        Effective as of April 1, 2003, all of the directors of the Company agreed to suspend their compensation until the Company either received a settlement from an ongoing lawsuit which at that time was in mediation or received proceeds from the sale/exit of StoreAge or Enargis or the raising of additional financial resources. Following settlement of this lawsuit, the directors of the Company did not take this compensation and agreed that this compensation would be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge or Enargis or the raising of additional financial resources. The amount of compensation due but unpaid to our officers and directors as of December 31, 2005 and the liquidators according to this arrangement was approximately $180,800. However, Mr. Hartman continued to receive compensation from StoreAge for services he performed as Chairman of the Board of StoreAge in the amounts equal to approximately $60,000 and $57,000, for the years 2004 and 2005, respectively. In addition, Mr. Hartman was entitled to compensation for services from Enargis which he has not drawn since its incorporation due to Enargis’ financial situation. This compensation is separate from and in addition to the shareholder loans owed by Enargis to West End Technology Investments Ltd., which is owned and controlled by Mr. Hartman. As of December 31, 2005 the amount of these loans was $19,200. These loans are secured by charges on the assets of Enargis and are subject to repayment on demand. In addition, Enargis did not pay rent to West End Technology Investments Ltd. from October 2004. The rent due as of December 31, 2005 was $28,600.

        No options were granted to officers or directors during the fiscal year ended December 31, 2003, 2004 and 2005 and all options issued prior to such time have expired. For information on the Company’s stock option plan, see “Stock Option Plans” below.

        Effective as of April 1, 1999 StoreAge granted to Mr. Hartman in his capacity as Chairman of the Board, acting Chief Financial Officer and Secretary of StoreAge to purchase 310,000 non-voting ordinary shares of StoreAge at an exercise price of $0.1 per share. Effective as of January, 2006, Mr. Hartman received additional options to purchase 91,539 non-voting ordinary shares of StoreAge at an exercise price of $0.25 per share. These options vested over four years and are fully vested and as of such date constituted approximately 0.69% of the fully-diluted shares of StoreAge.

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

D. Share Ownership.

        The following chart sets forth director and senior management share ownership in the Company as of December 31, 2005. Each shareholder listed below enjoys the same voting rights with respect to each share.

Name	Title of Class	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned (%)(2)	Options

Robi Hartman	Ordinary Shares	2,278,732	19.68%	356,550

Aharon Jacobowitz	Ordinary Shares	50,000	0	50,000

*	Owns less than one percent of the Ordinary Shares outstanding.

(1)	Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are exercisable as of such date or are exercisable within 60 days of such date.

(2)	Percentage ownership is based on 11,576,539 shares outstanding as of December 31, 2005.

Stock Option Plans

        In August 1993, the Company’s last employee share incentive plan (the “Plan”) was approved by the board of directors and later adopted by the Company’s shareholders. The Plan permitted the grant of options to purchase Ordinary Shares to officers, directors and key employees of, and consultants to, the Company or any subsidiary of the Company. No options were issued pursuant to the Plan during 2004 and 2005, no options were exercised...

        The plan is administered by the board of directors of by a committee appointed by the board of directors, which designated the options, exercise prices and amounts and dates of grant. The exercise price of options granted under the Plan is the fair market value of the underlying shares on the date of grant, or a lesser percentage of fair market value as is determined by the committee or the board of directors, but in no event less than 85% of the market price of the shares on the date of grant. Options are non assignable except by the laws of descent and generally vest and are exercisable in three equal annual installments. The options expire 6-10 years subsequent to the date of grant.

As of December 31, 2005, options to purchase up to 406,550 Ordinary shares were outstanding, exercisable at the price of $3.63 per share, with expiration dates ranging until 2006. Those options were held by all officers and directors of the Company as a group. For additional information regarding the Company’s stock option plan, see Note 5.b. to the Company’s Financial Statements.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

        During the period from January 1, 2005 through December 31, 2005, Mr. Hartman purchased an aggregate of 171,108 Ordinary Shares of the Company in open-market transactions,

        The following table sets forth, as of December 31, 2005, the number of Ordinary Shares of the Company owned by all persons known to the Company to beneficially own 5% or more of the Company’s Ordinary Shares. The Company’s major shareholders do not have different voting rights.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares Beneficially Owned(1)

CDC Holdings Ltd	1,258,225	(2)	10.87%

Robi Hartman	1,922,182		16.60%

(1)	Percentage ownership is based on 11,576,539 shares outstanding as of December 31, 2005.

(2)	As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002.

        As of December 31, 2005, approximately 90% of the outstanding Ordinary Shares of the Company were held of record by approximately 50 holders registered on the books of the Company’s United States transfer agent with addresses in the United States. The Company believes that a majority of its Ordinary Shares are beneficially owned by non-United States persons. To the extent known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

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

        In February 2001, a portion of our office space located in Ramat Gan, Israel was leased from West End, a company that is owned by Robi Hartman, the Company’s liquidator and at the time its Chief Executive Officer and Chairman. As of April 1, 2003, this lease was assumed by Enargis which sublet 35% of the premises to us at an annual cost of approximately $12,000 which was reduced by 50% to $6,000 per annum with effect from August 2004, following our entry into voluntary liquidation proceedings in July 2004 and the other 50%, $6,000, was postponed to until receipts of proceeds from the sale of StoreAge or Enargis. As of November 2005, we became a direct tenant ofWest End.

        Effective as of January, 2006, Mr. Hartman received additional options to purchase 91,539 non-voting ordinary shares of StoreAge at an exercise price of $0.25 per share bringing the amount of his options in StoreAge to a total of 401,359 shares, constituting approximately 0.69% of the outstanding shares of StoreAge on a fully diluted basis. See: “Item 6. Directors, Senior Management and Employees. B. Compensation”. For compensation due to the liquidators in the voluntary liquidation and our officers and directors, see “Item 8 – Directors, Senior Management and Employees”.

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

        See pages F-1 – F-21 of the Company’s financial statements.

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

B. Significant Changes.

        The shareholders have approved the Company’s voluntary liquidation proceeding See Item 3 – Key Information, D. Risk Factors “Voluntarily liquidation of the Company” and Item 4 – Information on the Company, A. Entry into Voluntary Liquidation. Except for this, there have been no significant changes since December 31, 2005, the date of the annual financial statements in this annual report.

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

	High	Low

Year ended December 31, 2001	$4.25	$0.75

Year ended December 31, 2002	$1.16	$0.36

Year ended December 31, 2003	$0.92	$0.31

Year ended December 31, 2004	$0.73	$0.9

Year ended December 31, 2005	$0.15	$0.9

2004
First Quarter	$0.73	$0.39
Second Quarter	$0.58	$0.20
Third Quarter	$0.25	$0.103
Fourth Quarter	$0.14	$0.09
2005
First Quarter	$0.15	$0.09
Second Quarter	$0.12	$0.09
Third Quarter	$0.14	$0.10
Fourth Quarter	$0.13	$0.10

Most Recent Six Months

December 2005	$0.10	$0.10
January 2006	$0.22	$0.10
February 2006	$0.13	$0.12
March 2006	$0.13	$0.11
April 2006	$0.12	$0.11
May 2006	$0.11	$0.09

        The foregoing prices reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Item 10.	ADDITIONAL INFORMATION

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

        Based on our current and projected income, assets and activities, we believe that, until we complete a merger with another operating business, we may be considered a PFIC.

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

        To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 2005. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2005. The market values that result from these computations are compared to the market values of these financial instruments at June 30, 2005. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

3. Changes in Internal Control over Financial Reporting
Following the cancellation of our voluntary liquidation proceedings in April 2007, we have taken certain actions to remediate our material weaknesses including:

—	Re-establishing a board of directors including an audit committee; and

—	Creating an internal audit function; and

—	Hiring a professional services firm to perform accounting and financial reporting functions. As a result of these and other measures we have taken to date, we believe the material weaknesses related to the financial statement close process reported in this Annual Report on Form 20F, have been remediated, as of the date of this filing

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16C.	AUDIT FEES AND SERVICES

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants.

	Year Ended December 31,
	2004	2005
Services Rendered	Fees	Fees

Audit (1)	$43,000	$43,000
Audit-related (2)	$0	$0
Tax (3)	$2,000	$2,000
Other
Total	$45,000	$45,000

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

Pre-Approval Policies and Procedures

        Our board of directors had not adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

        Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

        Not applicable.

Item 18.	FINANCIAL STATEMENTS

        Attached. See Item 19(a).

Item 19.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	Index to Financial Statements of the Company:	Page

Report of Independent Auditors on
	Financial Statements of the Company	F-2

	Balance Sheets at December 31, 2005 and 2004	F-3

Statements of Operations for the years ended
	December 31, 2005, 2004 and 2003	F-4

Statements of Changes in Shareholders' Equity (capital deficiency)
	for the years ended December 31, 2005, 2004 and 2003	F-5

Statements of Cash Flows for the years ended
	December 31, 2005, 2004 and 2003	F-6

	Notes to the Financial Statements	F-7 - F-21

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
FOR THE YEAR ENDED DECEMBER 31, 2005

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

We have audited the balance sheets of I.I.S. Intelligent Information Systems Limited (the “Company”) as of December 31, 2005 and 2004 and the statements of operations, of changes in shareholders’ equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	Kesselman & Kesselman
August 29, 2007	Certified Public Accountant (Isr.)
A member of PricewaterhouseCoopers
International Limited

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2005	2004

A s s e t s

Current assets:
Cash and cash equivalents	$41	$93
Accounts receivable - related parties		10

T o t a l current assets	41	103

Funds in respect of employee rights upon retirement	2	2

T o t a l assets	$43	$105

Liabilities, net of capital deficiency

Current liabilities -
accounts payable and accruals	$232	$189

Long-term liabilities -
liability for employee rights upon retirement	3	2

T o t a l liabilities	235	191

Commitments and contingent liabilities, note 4

Capital deficiency:
Ordinary shares of NIS 0.003 par value at
December 31, 2005 and 2004:
Authorized - 16,666,667 shares;
Issued and outstanding - 11,576,539 shares	55	55
Additional paid-in capital	41,417	41,417
Accumulated deficit	(41,664)	(41,558)

T o t a l capital deficiency	(192)	(86)

T o t a l liabilities, net of capital deficiency	$43	$105

——————————————	——————————————
Robi Hartman	Aharon Jacobowitz
Chairman of the Board,	Director
Chief Executive Officer
and Chief Financial Officer

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31
	2005	2004	2003

General and administrative expenses	$(103)	$(200)	$(441)
Income from a lawsuit settlement, note 4e			330
Financial expenses - net	(3)	(4)	(3)

	(106)	(204)	(114)
Share in losses of an associated company			(20)

Net loss	$(106)	$(204)	$(134)

Net loss per share of ordinary shares -
Basic and diluted	$(0.01)	$(0.02)	$(0.01)

Weighted average number of ordinary shares used in
computing loss per ordinary shares (in thousands) -
Basic and diluted	11,577	11,577	11,577

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
(U.S dollars in thousands, except share data)

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Total shareholders' equity (capital deficiency)

Balance as of January 1, 2003	11,576,539	$55	$41,417	$(41,220)	$252

Change during 2003 -
Net loss				(134)	(134)

Balance as of December 31, 2003	11,576,539	55	41,417	(41,354)	118

Change during 2004 -
Net loss				(204)	(204)

Balance as of December 31, 2004	11,576,539	55	41,417	(41,558)	(86)

Change during 2005 -
Net loss				(106)	(106)

Balance as of December 31, 2005	11,576,539	$55	$41,417	$(41,664)	$(192)

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Year ended December 31
	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(106)	$(204)	$(134)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation			6
Write-off of fixed assets		9	12
Changes in accrued liability for employee rights
upon retirement	1	(7)	3
Loss (gain) on amounts funded in respect of employee
rights upon retirement		3	(1)
Share in losses of an associated company			20
Changes in operating assets and liabilities:
Finance income derived from U.S. dollar exchange
Rate changes			(4)
Decrease (increase) in accounts receivable	10	130	(92)
Decrease in trade payables			(77)
Increase (decrease) in accounts payable and accruals	43	(19)	(6)

Net cash used in operating activities	(52)	(88)	(273)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sale of fixed assets			9
Proceeds from a restricted deposit		48

Net cash provided by investing activities	-;-	48	9

DECREASE IN CASH AND CASH EQUIVALENTS	(52)	(40)	(264)

BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	93	133	397

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$41	$93	$133

Supplementary information on activities not involving cash flows -
fixed assets' transfer to Enargis Storage Solutions Ltd.
(see note 2a)	-;-	-;-	$20

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

As of December 31, 2003, the Company is no longer engaged in any operational business activity other than managing its holdings in StoreAge Networking Technologies Ltd. (“StoreAge”) and Enargis Storage Solutions Ltd. (“Enargis”) (see below).

On July 29, 2004, the Company’s shareholders resolved to place the Company in a voluntary liquidation.

On April 17, 2007, the Company’s general meeting of shareholders duly approved the termination of the Company’s voluntary liquidation.

Since the voluntary liquidation was not considered imminent, these financial statements are presented on a going-concern basis.

2)	Accounting principles

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

3)	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar”; “$”). Most of the Company’s expenses are incurred in dollars. The Company’s deposits are mostly in dollars. Thus, the functional currency of the Company is the dollar.

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

4)	Use of estimates in preparation of financial statements

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

Diluted net loss per share are computed by dividing net loss by the weighted average number of shares outstanding during the year, taking into account the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method. In the years ended December 31, 2005, 2004 and 2003 all outstanding stock options have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

The diluted loss per share does not include options of the Company in the amount of 406,550, 406,550 and 774,717 for the years 2005, 2004 and 2003, respectively.

f.	Accounting for stock based compensation

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

The following table illustrates the effect on net income and earnings per share assuming the Company has applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

Year ended December 31, 2003

Net loss available to common stock - as reported	$(134)
Add: Stock-based employee compensation - intrinsic value
Deduct: Stock-based employee compensation -fair value	(103)

Pro forma net loss	$(237)

Basic and diluted loss per share of ordinary share as
reported	$(0.01)

Basic and diluted pro forma net loss per share of
Ordinary share	$(0.02)

The Company did not disclose pro forma data for the years ended December 31, 2005 and 2004, as required by SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by FAS 148, assuming it had accounted for employee share option grants using the fair value-based method defined in SFAS 123, since the effect on net loss and net loss per share assuming it had applied the fair value recognition provisions is immaterial.

g.	Concentration of credit risks

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, which are deposited in major financial institutions.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Newly issued and recently adopted accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Paymant (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting For Stock Issued To Employees,, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins July 1, 2005. Early adoption of FAS 123R is encouraged. On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS 123R is effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (first quarter of 2006 for the company). This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123. The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

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

In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes –an interpretation of FAS 109” (FIN 48). This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as de-recognition, interest and penalties and disclosure. The provisions of FIN 48 are effective for fiscal years beginning January 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements and results of operations.

In September 2006, the FASB issued FAS 157 “Fair Value Measurements” (FAS 157). This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. The provisions of FAS 157 are effective for fiscal years beginning January 1, 2008. The Company is currently evaluating the impact of adopting of FAS 157 on its financial statements and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin is not expected to have an impact on the Company’s financial statements.

In February 2007, the FASB issued FAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The provisions of FAS 159 are effective for fiscal years beginning January 1, 2008. The Company is currently evaluating the impact of adopting FAS 159 on its financial position, cash flows and results of operations. The Company does not expect the impact to have a material effect on its financial position, cash flows and results of operations.

i.	Impairment in value of long-lived assets

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

During the fiscal years 2004 and 2003, the Company abandoned some of its office furniture and equipment. Accordingly, the Company recorded an impairment charge in the amount of $9 thousands and $12 thousands, respectively.

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

As of January 1, 2003 and through October 2005, the Company held 38.9% of StoreAge. StoreAge is an Israeli company, which is engaged in the development and marketing of products based on its SAN Virtualization technology.

In October 2005, all classes of preferred shares of StoreAge and outstanding bridge loans were converted into ordinary shares of StoreAge. Following this conversion the Company held 13% of the issued and ordinary shares of StoreAge.

The carrying amount of the investment in StoreAge was reduced to zero during the year ended December 31, 2002 due to the Company’s share in StoreAge’s losses.

In March 2006, the Company’s holdings in Storage were diluted to 12.68% due to share issuance by StoreAge to a third party.

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

The Company recognized a net gain of $4,713,000 in the year ended December 31, 2006 on the said sale.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2	–	CERTAIN TRANSACTIONS AND INVESTMENTS (continued):

c.	Memorandum Of Agreement (“MOA”) with Witech Communications Ltd. (“Witech”)

On February 20, 2007, the Company signed a MOA with Witech with respect to a contemplated merger between the Company and Witech, under which the Company is to acquire full control and ownership of Witech, in consideration of 50% of the Company’s shares. In addition, the Company is to provide certain loans to Witech (see below). The closing of the merger with Witech is subject to numerous terms and conditions, among others: satisfaction, in the sole discretion of the Company, the Company’s due diligence requirements, including technical, financial and legal diligence, the signing of mutually acceptable Final Agreements containing additional provisions customary in transactions of this type, obtaining of a ruling from the Israeli Tax Authority confirming that the Merger will be tax-free subject to reasonable conditions set forth therein, the mutual execution of employment agreements between the Company and the senior management of Witech who will become the Company’s employees, the termination of the Company’s voluntary liquidation proceedings, the approval of the Company’s Board of Directors and general meeting of shareholders. In addition and without derogating from the aforesaid, the Company shall not be obligated to consummate the contemplated transaction if at any time before the consummation of the merger of Witech with and into the Company there is any effect, change, event, circumstance or condition which, when considered with all other effects, changes, events, circumstances or conditions, has or would reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), prospects (including due to the loss or resignation, or notice of loss or resignation, of key employees of Witech and its subsidiary), results of operations or financial condition of Witech and its subsidiary taken together as a whole. If the Tax Ruling is subject to unreasonable conditions, the Company and Witech will negotiate in good faith an alternative structure for the transaction.

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3	–	EMPLOYEE RIGHTS UPON RETIREMENT

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

NOTE 4	–	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Effective as of April 1, 2003, all of the directors of the Company agreed to suspend their compensation until the Company either received a settlement from an ongoing lawsuit which at that time was in mediation or received proceeds from the sale/exit of StoreAge or Enargis or the raising of additional financial resources. Following settlement of the lawsuit, the directors of the Company did not take this compensation and agreed that this compensation would be paid only from receipt of proceeds from the sale/exit of its holdings in StoreAge or Enargis or the raising of additional financial resources. The amount of compensation due but unpaid to the Company’s officers and directors as of December 31, 2005 according to this arrangement is approximately $172,000. This amount was accrued in the financial statements in “accounts payable and accruals” and was paid in May 2007.

b.	At the Company’s general meeting of shareholders held in July 2004, Messrs. Hartman and Jacobowitz were appointed as joint liquidators and the shareholders approved a fee of $1,000 per month (plus VAT, if applicable), to each of them commencing from the appointment of the liquidation and until distribution of all proceeds of the liquidation to the Company’s shareholders. The amount of compensation due but unpaid to the Company’s liquidators as of December 31, 2005 according to this arrangement is approximately $48,000. This amount was accrued in the financial statement in “accounts payable and accruals” and was paid in May 2007.

c.	In addition to (b) above, the Company’s shareholders approved that (i) Mr. Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by the Company’s shareholders as a result of the liquidation of the net assets of the Company (hereinafter – the “Gross Proceeds”) are above $0.50 per share, $50,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.00 per share and $75,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus of $100,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.30 per share.

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 4	–	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d.	In February 2001, a portion of the Company’s office space located in Ramat Gan, Israel was leased from West End Technology Investments Ltd. (“West End”), a company that is owned by Robi Hartman, the Company’s Chief Executive Officer and Chairman of the Board. As of April 1, 2003, this lease was assumed by Enargis which sublet 35% of the premises to the Company at an annual cost of approximately $12,000. As of December 31, 2005, an amount of $8.5 thousands was postponed until receipts of proceeds from sale of StoreAge or Enargis, and was paid in May 2007, following the termination of the Company voluntary liquidation proceedings. The financial statements include provisions for the aforesaid postponed rent payments. As of November 2005, the sub-lease was transferred back to West End. Following termination of the voluntary liquidation proceedings in April 2007, the Company increased its sublease from 35% to 50% of the premises. The annual cost increased, proportionally, based on the original agreement, with a cap of $3,000 per month (on an average) and will be valid until the later of (1) the merger with Witech or (2) December 31, 2007.

e.	During the year ended December 31, 2003, the Company reached a settlement designated to form a compromise of contested claims (“the Agreement”) with two of its former sub contractors.

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5	–	SHAREHOLDERS’ EQUITY:

a.	Share capital:

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

Under the Company’s 1993 Stock Option Plan (“the Plan”), options may be granted to officers, directors, employees and consultants of the Company. Pursuant to the Plan, the Company reserved for issuance 1,192,929 ordinary shares. The exercise price of the options granted under the plan may not be less than 85% of the fair market value of the Company’s ordinary shares on the date of grant. The options vested primarily up to 3-4 years. No options were exercised during the years ended 2005 and 2004. The Plan expired in 2003. The options of the liquidators of the Company expired during 2006; all other outstanding options issued under the Plan have either been expired or forfeited in previous years.

Following is a summary of the status of the Company’s stock option plan and related information:

	Year ended December 31
	2005		2004		2003
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding at the
beginning of the
year	406,550	$3.63	781,762	$4.67	1,008,802	$7.46
Forfeited and
cancelled			(375,212)	$5.81	(227,040)	$17.30

Outstanding at the
end of the year	406,550	$3.63	406,550	$3.63	781,762	$4.67

Exercisable at the
end of the year	406,550	$3.63	406,550	$3.63	665,662	$4.86

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6	–	TAXES:

a)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “inflationary adjustments law”)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli consumer price index (“CPI”). The Company is taxed under this law.

b)	Tax rates

The income of the Company is taxed at the statutory rate. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36%to 30%, in the following manner: the rate for 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2005 and thereafter are as follows: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

Capital gains are taxed at a reduced rate of 25% of the capital gains derived after January 1, 2003 and at the regular corporate tax rate on the gains derived through the aforementioned date.

c)	Deferred income taxes

The deferred income taxes are composed as follows:

	December 31
	2005	2004
	U.S. dollar in thousands

Provided for:
Operating loss carryforward	$9,397	$11,768
Capital loss carryforward	8,628	10,804
In respect of investments	1,060	1,272

Total	19,085	23,844
Less - valuation allowance	(19,085)	(23,844)

	-;-	-;-

The deferred tax assets are computed at the tax rates of 25% as of December 31, 2005, and at the tax rate of 30% as of December 31, 2004.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6	–	TAXES (continued):

d)	Taxes included in the statement of operations in year ended December 31, 2004 are in respect of previous years.

e)	Tax loss carryforward

As of December 31, 2005, the Company has carryforward tax losses in the amount of approximately $38 million which may be carried forward and offset against taxable income in the future for an indefinite period (December 31, 2004 – $39 million).

In addition, as of December 31, 2005, the Company has accumulated carryforward capital losses in a total amount of approximately $35 million, which may be offset against future capital gain for tax purposes (December 31, 2004 – $36 million).

Under the inflationary adjustments law (see a. above), carryforward losses are linked to the Israeli CPI.

f)	Tax assessments

Tax assessments for the Company are considered final through the year ended December 31, 2001.

g)	Reconciliation of the theoretical tax expenses to actual tax expenses:

	Year ended December 31
	2005	2004	2003
	U.S. dollar in thousands

Loss before taxes, as reported in the
statements of operations	$(106)	$(211)	$(114)

Theoretical tax benefit at the
statutory rate (34%, 35%, 36% for the years ended
December 31, 2005, 2004 and 2003, respectively)	$(36)	$(74)	(41)
Utilization of tax losses carryforward	14	104	122
Difference between the basis of measurement of
loss reported for tax purposes and the basis of
measurement of loss for financial reporting
purposes	23	21	36
Special allowance, net of non deductible expenses	(1)	(50)	(117)
Other		(1)

	-;-	-;-	-,-

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31
	2005	2004

a. Accounts payable and accruals:
Payroll and related expenses	$1	$1
Accrued expenses	226	186
Related parties		1
Other	5	1

	$232	$189

Statement of operations:

	Year ended December 31
	2005	2004	2003
	U.S. dollar in thousands

b. General and administrative expenses:
Liquidators fees	$24	$10
Directors fees		71	$118
Directors insurance			89
Payroll and related expenses	12	32	37
Rent and office maintenance	16	19	18
Professional fees	23	42	153
Capital loss from write-off of fixed assets		9	12
Other	28	17	12

	$103	$200	$441

c. Financial income (expenses) - net:
Interest income	$1	$3	$3
Other	(4)	(7)	(6)

	$(3)	$(4)	$(3)

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8	–	RELATED PARTIES – TRANSACTIONS AND BALANCES:

a.	Transactions with related parties:

	Year ended December 31
	2005	2004	2003
	U.S. dollar in thousands

Rent and office maintenance (1)	$16	$19	$18

Administrative expenses (2)	$8	$16	$11

(1)	See note 4d.
(2)	To Storage, in respect of services received until April 2005.

b.	Related party balances:

	December 31
	2005	2004
	U.S. dollar in thousands

Accounts receivable	-,-	$10

Accounts payable	-,-	$1

c.	Under the Company’s 1993 Stock Option Plan (see note 5b), the Company granted the CEO of the Company, on November 30, 2000, 356,550 options with exercise price of $3.63 as follows:

55,600 of the options had no vesting terms, the remaining options vested annually in four equal batches, from March 22, 2001 until March 21, 2004. All options expired on November 30, 2006.