Form 20-F
period 2006-12-31
IIS INTELLIGENT INFORMATION SYSTEMS LTD
filed 2007-08-31
CIK 742358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 013012

I.I.S. Intelligent Information Systems Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

33 Jabotinsky Street, Ramat Gan, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
NA	NA

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

11,576,539 Ordinary Shares, par value NIS 0.003 Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statements the registrant has elected to follow:

☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes ☐ No

i

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

Item 3.	KEY INFORMATION

A. Selected Financial Data.

        The following selected financial data of the Company as of December 31, 2006 and 2005 and for the three years ended December 31, 2006, are derived from the Company’s audited financial statements which are included in this Annual Report and have been prepared in accordance with U.S. GAAP. The selected financial data as of December 31, 2003 and 2002 and for the years then ended have been derived from audited financial statements not included in this Annual Report and have also been prepared in accordance with U.S. GAAP. The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5 (Operating and Financial Review and Prospects), and the Financial Statements included elsewhere in this Annual Report.

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

Statement of Operations Data (in thousands, except per share data):

	Year Ended December 31,
	2006	2005	2004	2003	2002

Sales revenues	--	--	--	--	$62
Revenues from research and development
services to an associated company					145

Total revenues					207

Cost of sales					38
Cost of revenues from research and
development services to an associated company					51

Total cost of revenues					89

Gross profit					118
Research and
development costs					548
Selling and marketing expenses					49
General and administrative expenses	$91	$103	$200	$441	577

Impairment of goodwill					186
Non recurring income					(122)

Operating loss	(91)	(103)	(200)	(441)	(1,120)

Financial income (expenses)- net	17	(3)	(4)	(3)
Other income	4,713			330

Income (loss) before equity in losses of associated
companies	4,639	(106)	(204)	(114)	(1,120)

Equity in losses of associated companies				(20)	(1,250)
Minority interest in losses of subsidiary

Net income (loss)	$4,639	$(106)	$(204)	$(134)	$(2,370)

Earnings (loss) per share - basic and diluted	$0.40	$(0.01)	$(0.03)	$(0.01)	$(0.21)

Weighted average number of shares (in thousands) - basic
and diluted	11,577	11,577	11,577	11,577	11,485

Balance Sheet Data (in thousands):

	At December 31,
	2006	2005	2004	2003	2002

Working capital	$4,444	$(191)	$(86)	$113	$198

Cash and cash equivalents	4,705	41	93	$133	$397
Total assets	4,713	43	105	$335	$549
Short-term bank credits					$1
Shareholders' equity (capital deficiency)	$4,447	$(192)	$(86)	$118	$252

B. Capitalization and Indebtedness.

        Not applicable.

C. Reasons for the Offer and Use of Proceeds.

        Not applicable.

D. Risk Factors.

        An investment in the Company involves a high degree of risk. The following risk factors should be considered carefully in evaluating an investment in the Company.

        Our contemplated merger with Witech Communications Ltd contains various risks. We have no operations and we are contemplating a merger with Witech Communications Ltd., an Israeli company (“Witech”), engaged in the development, sale, operation and support of wireless video transmission systems for use on roller coasters and thrill rides in amusement parks as well as other moving attractions. We are still conducting financial and legal due diligence investigations with respect to Witech and our board of directors and shareholders have no yet approved the merger. By June 30, 2007 we provided $2,350,000 in loans to Witech and we provided an additional loan of $650,000 to Witech during July 2007 and an additional loan of $200,000 during August 2007. There can be no assurance that the merger will be approved or consummated. If the merger is not consummated, Witech may have difficulty in repaying the loans provided by us and, if Witech is in default, we may not be able to recoup our loans through exercise of the charge on Witech’s assets. Our management and resources are currently focused almost entirely on due diligence of Witech and monitoring Witech’s business and development. In the event that the merger with Witech is not consummated for any reason, we will have to spend time and management resources in locating another suitable business opportunity.

        The merger, if consummated, will result in an immediate dilution to our existing shareholders as the shareholders of Witech will receive 50% of our issued and outstanding shares following the merger. Witech’s business is subject to various risks such as rapid technological changes in technology, competition, need for substantial working capital, dependence on amusement park seasonality, risks relating to expansion of its business and international operations, risk of lawsuits and liability and dependence on relationships with a relatively small number of companies who own and operate amusement parks worldwide.

        We have a history of substantial recurring operating losses and have no current prospects of revenues. We lost approximately $106,000 during the year ended December 31, 2005 and $204,000 during the year ended December 31, 2004. During the year ended December 31, 2006 we had an operating loss of $74,000, but showed a net income of $4,639,000 due to the sale of our holdings in StoreAge. Our operating costs have increased in 2007 due to the termination of our voluntary liquidation proceedings in April 2007. We currently have no assets other than a limited amount of cash and our ability to achieve any future revenues and to generate profits or gains depends entirely on our ability to find an attractive business to acquire or to merge into us.

        We have very limited cash resources and any additional raising of capital may lead to significant dilution. If the merger with Witech is consummated, we anticipate that we will have to raise additional financing to grow the business in the last quarter of 2007 or the first quarter of 2008. If the merger with Witech is not consummated, we will have to find other business opportunities that will also require us to raise additional financing. Any additional financing may not be available when required or at acceptable terms and may result in significant dilution to our shareholders. If financing is not available when required or is not available on acceptable terms, Witech may be unable to take advantage of business opportunities or respond to competitive pressures.

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

        Our share price may be volatile. The market price of our Ordinary Shares may fluctuate following the announcement of financial results or new product introductions by Witech or its competitors or other matters such as military, political or economic developments in the Middle East and the market for technology stocks generally.

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

        Based on our current and projected income, assets and activities, we believe that, until we complete a merger with Witech or another operating business, we may be considered a passive foreign investment company (“PFIC”) We would be a PFIC if either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning Ordinary Shares. Accordingly, shareholders are urged to consult their tax advisors regarding the application of such rules. Additionally, our U.S. shareholders should review “Item 10. Additional Information – Taxation- U.S. Federal Income Tax Considerations-Passive Foreign Investments Companies” for a more detailed description of the PFIC rules and how they may affect their ownership of our Ordinary Shares.

Risk Factors Relating to Our Operations in Israel

        Conducting business in Israel entails special risks. We are incorporated under the laws of, and our executive offices and research and development facilities, and those of Witech are located in, the State of Israel. Although most of Witech’s sales are made to customers outside Israel, it is nonetheless directly affected by the political, economic and military conditions affecting Israel. Any of Witech’s manufacturing operations would be heavily dependent upon components imported from outside of Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel that resulted in economic losses. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. The establishment of a government in the Palestinian Authority in early 2006 by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. We can give no assurance that security and political conditions will not have an impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

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

A. Entry into and Exit from Voluntary Liquidation

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

         The Board of Directors carefully reviewed our business affairs and in June 2004, all the directors were of the opinion that we could pay our debts within twelve months from the commencement of the voluntary liquidation. This was in part due to the fact that the directors and Mr. Robi Hartman, our current Chairman of the Board of Directors and CEO, who was not paid any compensation by us since April 2003 agreed that this compensation would be paid only from receipt of proceeds from the sale/exit of the Company’s holdings in StoreAge or Enargis or from raising additional financial resources. These payments were made in May of 2007.

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

        In November 21 2006 LSI Logic Corporation acquired all the outstanding shares of StoreAge for cash and we received $5,416,692 in cash from the proceeds of such sale, of which $703,793 is being held in escrow according to an agreement between LSI Logic Inc. and all former holders of StoreAge securities for 18 months to satisfy any possible future claims.

The liquidators of our company proposed the following two options to our shareholders for consideration at an annual general meeting of shareholders held on April 17, 2007:

1.	To terminate our voluntary liquidation and to thereby allow our executive management to seek to find and, subject to approval by our board of directors and shareholders in accordance with Israeli law, combine with another business enterprise in order to capitalize on our status as a publicly–traded company in the United States securities markets having some available cash, and thereby potentially increase our share price and possibly increase shareholder value; or

2.	To complete the voluntary liquidation and distribute the remaining cash, less expenses, to all our shareholders as a liquidation dividend. In this scenario, each shareholder will have received the gross amount of approximately $0.42 less additional expenses per share, and less any applicable withholding taxes and assuming that the Company will receive the full $703,793 held in escrow. Since $703,793 of the our funds from the sale of its shares in StoreAge will be held in escrow until May 2008, we would have to continue the liquidation process (at an additional expense) for another 14 months at least.

        The liquidators proposed that the shareholders consider the first alternative and have reviewed certain potential businesses for this purpose. In the opinion of the liquidators, the most promising proposal received to date is a possible merger with Witech. Our shareholders resolved almost unanimously at our shareholders meeting held on April 17, 2007 to terminate our liquidation proceedings and these proceedings were terminated effective as of that date.

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

– In February 1999, we disposed of our networking products and network integration services division, which was comprised of Adanet Communications, Ltd. (“Adanet”), an Israeli company which we acquired in June 1994, and I.I.S. Computer Maintenance and Services (1983) Limited (“I.I.S. Maintenance”), an Israeli company. We realized net proceeds of $1.506 million and net gain of $175,000 as a result of the sale of Adanet and I.I.S. Maintenance.

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

        On July 29, 2004 approximately 96% of our shareholders present and voting at a general meeting of shareholders, approved our voluntary liquidation (see the discussion above under “A. Entry into and Exit from Voluntary Termination” in this Item).

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

        In October 2006 all shareholders of StoreAge, including us, signed a share purchase agreement with LSI Logic Corporation (“LSI”) for the sale of all issued and outstanding shares of StoreAge to LSI. In November 2006, the sale was closed and LSI paid us gross proceeds of $5,416,692 for all our shares, out of which $703,793 is held in escrow to satisfy certain possible future claims for a period of 18 months following the closing. At the time of this closing, we held 12.68% of the issued and outstanding share capital of StoreAge (10.89% on a fully diluted basis). This additional dilution resulted from the issuance of shares, the issuance of warrants to a the Israeli venture lending fund that provided the $4,000,000 to StoreAge in March 2006 (that was repaid by LSI) and the increase of shares reserved for options pursuant to StoreAge’s incentive share option plans. For a discussion of the agreement with LSI (see Item 4. “Information on the Company – Sale of StoreAge”).

        In February 2007, we signed an MOA with Witech Communications Ltd. (“Witech”) with respect to a contemplated merger between us and Witech, subject to numerous terms and conditions including the termination of our voluntary liquidation proceedings and the approval of our Board of Directors and of our shareholders at a general meeting of shareholders. Those of approvals have not yet been obtained.

        On April 17, 2007, our general meeting of shareholders duly approved by an almost unanimous vote of a majority of the shareholders present and voting at the meeting, the termination of our voluntary liquidation (see the discussion above under “A. Entry into and Exit from Voluntary Termination” in this Item). The shareholders were not presented with, and did not approve a merger transaction with Witech.

        On April 23, 2007 we provided a loan to Witech in the amount of $1,500,000, on May 29, 2007, we provided Witech with an additional loan of $750,000, in June 2007 we provided an additional loan of $100,000 and we provided additional loans of $650,000 and $200,000 during July and August, 2007, respectively. The total amount of loans provided to Witech as of August 31, 2007 is $3.2 million. For the status of the contemplated merger with Witech and the loans, see Item 4. “C. Business Overview – The Memorandum of Agreement for Contemplated Merger with Witech”.

        On May 15, 2007 the board of directors approved the future distribution of five-year warrants for no consideration on a pro-rata basis to all shareholders of the Company who were holders of record at the record date for the purpose of voting at the general meeting of shareholders of the Company to be convened to approve the merger with Witech, to purchase an aggregate of 2,300,000 of our shares, at an exercise price equal to the closing price of our shares on the date of closing of the Witech merger. These warrants will be issued following the closing date of the merger and will be non-transferable and non-exercisable until a registration statement covering their resale and exercise is filed and declared effective by the SEC.

        On May 23, 2007, we, together with all the other shareholders of Enargis, transferred all our shares in Enargis to West End Technology Investments Ltd. (an affiliate of our chief executive officer and principal shareholder) for no consideration other than the assumption by West End of all Enargis’ liabilities. (see Item 4. “C. Business Overview – Sale of Enargis” and Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

        Our executive offices are located at 33 Jabotinsky Street, Ramat Gan, Israel, its telephone number is (+972) 3-751-0007 and its facsimile number is (+972) 3-575-0595. Our agent in the United States is Thelen Reid Brown Raysman & Steiner LLP located at 875 Third Avenue, New York, New York 10022.

C. Business Overview.

        For information on our business activities in 2004 and 2005, see “A. Entry into and Exit from Voluntary Liquidation” above in this Item 4.

        As of December 31, 2006 we had no operating business and our assets in total amount of $4,713,000 consisted mainly cash and cash equivalents from the sale of our shares in StoreAge.

        Sale of StoreAge

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

        In October 2006 all shareholders of StoreAge, including us, signed a share purchase agreement with LSI Logic Corporation (“LSI”) for the sale of all issued and outstanding shares of StoreAge to LSI. In November 2006, the sale was closed and LSI paid us gross proceeds of $5,416,692 for all our shares, out of which $703,793 is being held in escrow to satisfy certain possible future claims for a period of 18 months following the closing. At the time of this closing, we held 12.68% of the issued and outstanding share capital of StoreAge (10.89% on a fully diluted basis). This additional dilution resulted from the issuance of shares, the issuance of warrants to the Israeli venture lending fund that provided a $4,000,000 loan to StoreAge in March 2006 (that was repaid by LSI) and the increase of shares reserved for options pursuant to StoreAge’s incentive share option plans.

        Sale of Enargis

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

        Enargis offered a family of comprehensive IP iSCSI storage testing tools. In addition, Enargis provides solution software modules that enables the integration of iSCSI into existing storage devices, thus allowing vendors to provide IP storage networking features in their products. Enargis did not succeed in strengthening its position as an iSCSI based solutions provider or in securing cooperation with significant OEM manufacturers or other significant sales channels. The market for Enargis’ products is at the end of its life-cycle since the iSCSI Initiator and Target codes are available for free in the web. In addition, Microsoft’s acquisition of Stringbean, the largest independent iSCSI products provider, with the perceived (but unannounced) intention of including it as part of its storage offering significantly decreased the desire of the potential customers to purchase the software from Enargis. The only remaining product being sold sporadically by Enargis is the iSWAT testing tool. The revenues of Enargis in the years 2004, 2005 and 2006 were $344,339, $118,626 and $125,034, respectively and Enargis showed a profit of less than $20,000 for each of the years ended December 31, 2004 and 2005 and incurred a loss of $9,810 for 2006. Enargis has only one technician left, the sales have been less than $15,000 through the end of May 2007, and it has no significant pipeline of sales or sale leads. Enargis did not pay Robi Hartman for his services since its inception. Enargis had not paid rent to West End from October 2004 to May 2007 in the amount of approximately $69,000 (this is an off-balance sheet transaction and is not included in Enargis’ financial statements), and owed West End in excess of $30,000 for loans received. Enargis did not have the prospect to earn enough money to pay its debts to West End. West End has a lien on all of Enargis assets to secure this debt.

        In November 2005, Mr. Danny Shavit, the CTO of Enargis and the second largest shareholder, left the company. Since its inception, Enargis has paid Danny Shavit less then $30,000 for his services. He continues to advise Enargis as a consultant.

        On May 23, 2007, considering the bleak business prospects of Enargis and the costs involved of maintaining our shareholding in Enargis, we, together with all the other shareholders of Enargis, transferred all our shares in Enargis to West End Technology Investments Ltd. for no consideration other than the assumption by West End of all Enargis liabilities (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

        The Memorandum of Agreement for a contemplated Merger with Witech

        On February 20, 2007 we signed a Memorandum of Agreement (“MOA”) with Witech and shareholders holding 65% of the outstanding shares of Witech (the “Witech Shareholders”), subject to certain pre-conditions, with regards to the merger between IIS and Witech in accordance with the Israeli Companies Law, such that Witech would be merged with and into our company and we shall be the surviving company (the “Merger”).

        According to the MOA the parties intend to execute detailed and final agreements based on the principles set forth in the MOA no later than ninety (90) days from the date of the MOA. However, in the event that certain pre-conditions set forth in the MOA have not been fulfilled, at our option, the ninety-day period will be extended accordingly for another thirty (30) days. This period has been extended until August 31, 2007.

        Witech is an Israeli company, incorporated in February 2004, engaged in the field of video transmission using proprietary wireless communications technology. Witech’s first product is a wireless video transmission system for use on roller coasters and thrill rides in amusement parks as well as other moving attractions.

        Witech’s first product is a wireless video transmission system for use on roller coasters and thrill rides in amusement parks as well as other moving attractions. A small, digital video camera and a wireless transmitter are attached to each car of the roller coaster. The camera films the riders during the ride and transmit the video data to a wireless receiver and a computer. The video file is edited and written onto a DVD that the customer can purchase. In addition to a DVD, the rider can purchase a set of 4 printed pictures captured from various video frames during the ride. Witech installs the relevant equipment such as a computer server, wireless infrastructure, plasma screens and a point-of-sale for purchase of the DVD’s. Witech’s revenues derive from percentages of the purchases of the DVDs to visitors of the amusement parks or from sales of a complete system to the park.

        As far as the Company is aware, Witech is the first company in the world to successfully introduce and install an on-ride video system. The major “competition” to its product in the market is ride photography in which a photograph is taken of riders at some point on the ride and offered to every rider for sale at the disembarkation point. Nevertheless, other companies are reported to be developing on-ride video products, but Witech believes it has a significant lead. As of May 31, 2007 Witech had already received orders for more than 29 new standard systems during 2007, all of which have been installed, thus bringing the total systems operating in 2007 to over 39 systems.. Witech believes it has a window of opportunity to get a large sufficient market share as the first player in this market of on-ride video.

        The goals of Witech are to integrate wireless and video technologies to create new applications. Wireless technology is advancing rapidly, and problems that were limited by technology as recently as 12 months ago can now be solved. Companies with expertise in this field will be well suited to take advantage of this technology.

        Witech’s core team combines expertise in the integration of multi-disciplinary technologies, related to the Witech’s products.

        Witech has received over $3.2 million in equity and loan funding as of February 28, 2006.

        There are currently about 2,100 roller coasters all over the world. Approximately 58 new roller coasters are planned for 2007. In addition, there are more than 1,000 water-coasters world-wide, and several thousand additional attractions on which Witech’s technology may be relevant. On-ride video has significant advantages over ride photography and it may be viewed as very attractive by many customers.

        In addition to roller coasters and amusement park thrill rides; there may be other potential applications for Witech’s technology in the leisure industry, such as, helicopter tours, go-kart attractions and schools for training racing car drivers. Witech has received interest from arcade game manufacturers who would like to record the competing players in arcade games.

        According to Witech, as of December 31, 2006, no competitor has managed to install even one successful video system on rides. According to Witech, as of Aug. 1, 2007, 2 European companies have installed their first systems on rides in European parks. Ridercam, a German company installed 2 systems on roller coasters in Port Aventura, a Spanish park near Barcelona. We have no information as to the number of DVD’s sold nor of the quality of the DVD’s. Another competitor is Coastercam, a Dutch company that has installed one system on a roller coaster in Germany, according to the information we have received from Witech, is due to install another system in Holland.

        Witech installed 2 beta-systems in 2005 and it started taking orders for delivery in 2006, which was Witech’s first year of commercial sales. As of February 28, 2007, Witech successfully installed 9 systems in 7 amusement park rides.

        The amusement park industry is largely seasonal and most parks operate from June through August. Many parks are also open for weekends in May and September.

        Witech’s sales model is one of revenue sharing. Typically, Witech installs the systems in the parks at Witech’s expense and it splits the revenue with the park. Each installation comprises on-ride video cameras and computers to store the recorded videos. The park usually provides a sales booth and sales personnel, One of the systems in 2006 was operated by Witech employees and generated significantly more revenues than systems operated by park personnel. Witech is planning to have 7 rides with its own employees for the 2007 season and to operate most of the parks with its own employees in 2008.

        An average park season has approximately 104 days of operation (62 days in July and August and the equivalent of another 42 days by taking into account days, evenings and weekends in April, May, June, September and October). Many of the states require regulatory approval from the appropriate state agency in order to install a system on a roller coaster. Witech has gained experience from the 2006 season in working with state regulatory agencies. Witech is aware of all required State approvals in the US and has obtained the approvals already for the 2007 rides.

Expected revenues are based on the level of sales currently obtained by the ride-photo industry. The numbers vary from park to park, but the revenues are largely dependent on 4 major factors:
1.	The total park attendance
2.	The ride capacity
3.	The type of ride (kiddy, thrill etc.)
4.	The age of the ride.

        The system cost is expected to be reduced significantly in the future due to integration of the various system components into a single board. Commencing 2008, the average system is expected to pay for itself in less than one season.

        In addition to the sale of DVD’s, Witech will be introducing new features to the CDRide System in 2007 and 2008. The customers will be offered a print of 4 photographs captured from the video. This feature is expected to be offered for an additional price. Witech will offer downloads of the videos to computers and uploads to MP4 players and PDA’s. Witech is currently working on a feature to send a video message to cell phones. All of these features are expected to lead to additional revenues.

        We believe that there is great potential for the CDRide System in applications other than amusement parks and roller coasters. Witech has received requests to install systems on airplanes, helicopters, go-karts and game arcades. These type of applications offer further sources of potential revenues.

        The MOA provides for various terms and conditions with respect to the Merger, as follows:

Merger Consideration

        As the full and exclusive consideration to the Shareholders in connection with the Merger, upon consummation of the Merger (the “Closing”) we would issue to the Witech Shareholders our Ordinary Shares equal (after such issuance) to fifty percent (50%) of the issued and outstanding shares of IIS immediately following the Closing (the “Merger Shares”).

        Prior to the consummation of the Merger, all outstanding options to the Witech Shareholders or the employees of Witech will be cancelled.

        In accordance with Israeli tax requirements, for a period of twenty four (24) months following the Closing (the “Restricted Period”) the Merger Shares and all our shares held by other shareholders of IIS holding five percent (5%) or more of our issued and outstanding shares immediately following the Closing (the “Current Shares” (currently only Robi Hartman and CDC Holdings Ltd.), and together with the Merger Shares, the “Restricted Shares”) could not be transferred or sold; except that up to ten percent (10%) of the Restricted Shares (the “Threshold Shares”) following the Merger could be sold during the Restrictive Period. The Witech Shareholders would have the right to determine sale of sixty percent (60%) of the Threshold Shares, provided that the senior management of Witech who will become IIS employees (Chip Moss, David Eluz, Eli Cohen and Ronen Segal (collectively, the “Designated Executives”) and their affiliates could not sell any shares during the Restricted Period. In order to ensure compliance with this restriction, all the Merger Shares and the Current Shares would be held in escrow by a mutually agreed escrow agent (the “Escrow Agent”) for during the Restricted Period.

Limitation of Liabilities Assumed by US

        At the date of the Closing, unless waived by us (i) the aggregate total liabilities (of any kind or nature whatsoever) of Witech and CDRide Inc., its wholly owned subsidiary (the “Subsidiary”) to any of the Witech Shareholders or any of their affiliates and to any financial institutions or other lenders, on a consolidated basis, could not exceed $1,000,000 (ii) IIS would assume the net liability in respect of expenses of Witech incurred in the ordinary course of business prior to December 31, 2006, in the amount not to exceed $210,000, and (iii) there may be no outstanding loans or payments due to any of the Shareholders or their affiliates, except as set out in the MOA and except for unpaid salary and related benefits for the month preceding the Merger. At the Closing, all shareholders and option holders of Witech would sign a customary waiver and release letter except with respect certain liabilities set out in the MOA.

        The Witech Shareholders would indemnify and hold us and our shareholders, officers, directors, representatives or agents harmless from and against any of the liabilities and obligations in excess of the amounts specified above or that are not assumed by us (collectively, the “Excluded Liabilities”), provided however that the sole source of such indemnification would be the proceeds from the sale of twenty five percent (25%) of the Merger Shares (the “Escrow Shares”) except in the case of fraud and breaches of the Witech representations as to capitalization and ownership of assets for which the remedy would not exceed the aggregate monetary value of the Merger Shares at Closing. In the event of any Claims for such indemnification, the Escrow Agent may sell the Escrow Shares to satisfy such Claims.

Employee-Related Matters.

        Certain employees of Witech detailed in the MOA would undertake to work for us, and we shall undertake to employ such Witech employees, for time periods as specified in the MOA under their existing employment terms. We would not assume obligations related to the employment of the Designated Executives for the period prior to February 1, 2007.

        As soon as practical after the Closing, we would grant stock options to the Designated Executives and other executives designated by Witech and agreed by us to purchase an aggregate of 2,300,000 shares of IIS at an exercise price equal to the average trading price per share of the Merger Shares during the twenty (20) trading days prior to the Closing (the “Closing Price”), vesting in eight (8) semi- annual installments as long as each such executive continues to be employed by us. It is intended that these options will be issued according to the capital gains alternative under Section 102 of the Israeli Income Ordinance. In addition, we would increase the shares reserved for issuance to directors, employees and consultants of IIS and its subsidiaries pursuant to its incentive stock option plans by an additional 1,000,000 shares.

Non-Compete. All the Witech Shareholders which are employees or consultants of Witech or the Subsidiary, as well as officers and directors of Witech which shall be detailed in the Final Agreements would undertake not to compete, directly or indirectly, with Witech’s business for twenty four (24) months following the Closing.

No Shop

        Witech and the Witech Shareholders committed that during the Exclusivity Period, none of the Shareholders or Witech, or any of their officers, directors, representatives or agents will, directly or indirectly, (i) solicit, initiate, knowingly encourage or accept any other proposals or offers from any corporation, partnership, person, entity or group relating to any acquisition of any shares or assets of Witech and its subsidiary (other than products or services to be sold or licensed in the ordinary course of business consistent with past practice), in any manner whatsoever, including, without limitation, by merger or other business combination, or (ii) participate in any discussions or negotiations with any person (other than our company) regarding, or furnish to any Person (other than our company) any information with respect to, any of the foregoing. The Shareholders and Witech undertook to immediately cease any existing discussions or negotiations conducted by such person with respect to any of the foregoing.

        During the Exclusivity Period and unless the MOA has been earlier terminated, none of our or any of our officers, directors, representatives or agents will, directly or indirectly, (i) solicit, initiate, knowingly encourage or accept any other proposals or offers from any corporation, partnership, person, entity or group (collectively “Person”) relating to any acquisition of any of our shares or assets or of another entity (other than purchase of short term investments of publicly traded securities or sale of our shares in Enargis), or (ii) participate in any discussions or negotiations with any Person (other than Witech) regarding, or furnish to any Person (other than Witech) any information with respect to, a merger. We undertook to immediately cease any existing discussions or negotiations conducted by such Person with respect to any of the foregoing.

Pre-Closing Covenants of Witech and the Shareholders.

Prior to the Closing, Witech and the Subsidiary shall conduct their business solely in the ordinary course of business Witech will not take, and the Shareholders will not cause Witech to take certain actions, without our prior written consent.

We shall be permitted to nominate a person who will have the right to observe the activities of Witech or the Subsidiary.

Conditions to Witech’s and the Witech Shareholders’ Obligations

        Witech’s and the Witech Shareholders’ obligations to consummate the Merger are subject to (i) IIS having cash or short-term investments (as of the date of the Closing or June 30, 2007 whichever is earlier) of at least $4,850,000 (including for this purpose the bridge loans provided by us to Witech and the funds in escrow from the sale of its shares in StoreAge Networking Technologies Ltd.); (ii) increase of our registered share capital to at least 30,000,000 Ordinary Shares; (iii) amendment of our Articles of Association to eliminate the casting vote of the Chairman of the Board of Directors according to Article 71(c) and the staggered Board of Directors according to Article 50; (iv) our Ordinary Shares being traded on the “Pink Sheets” or the OTCBB, and (v) there not being on the Closing date any judgment or order of a court of competent jurisdiction or any ruling, regulation, or order of any agency of the Israeli or U.S. federal, state or local government which would prohibit or have the effect of preventing consummation of the issuance of the Consideration Shares, and the transaction contemplated by the MOA shall not be prohibited or enjoined (temporarily or permanently) by any applicable law or governmental or other regulation.

        Following and subject to the termination of our voluntary liquidation proceedings, at the request of Witech and provided that IIS has not terminated the MOA, we were to provide a loan to Witech in the amount of up to $1,500,000 (the “Loan”) to fund its activities pending Closing in the ordinary course of business according to a budget approved by us and for repayment of the bridge loan in the amount of up to $600,000 on terms that was approved by us, that was provided to Witech prior to the receipt by Witech of the Loan. The Loan will bear interest at the annual rate of LIBOR plus 5% (subject to increase as set out in Section 9.4 below) and will be secured by a charge on all assets of Witech, subject only to the charge in favor of Mizrahi Tfahot Bank to secure its loan in the amount of $400,000. We have made the Loan, and additional loans to Witech.

Confidentiality and Publicity; Information.

        The Shareholders and Witech and their respective officers, directors, employees, representatives or agents and any other person acting on their behalf shall keep the MOA and related correspondence in strict confidence. We shall be allowed to make public release with respect to the MOA in accordance with the disclosure requirements of all applicable laws, including for the purpose of disclosure to our shareholders.

Binding Effect; Conditions Precedent.

        The MOA is binding on Witech and the Shareholders subject to the terms of this MOA. Closing of the transactions contemplated under the MOA is subject (i) to satisfaction, in our sole discretion, of our due diligence requirements, including technical, financial and legal diligence; (ii) receiving the approval of our applicable corporate bodies to the MOA and the Definitive Agreements, including without limitation our shareholders, including the approval of our shareholders to terminate the voluntary liquidation and all other approvals legally required, (iii) the signing of mutually acceptable Final Agreements containing additional provisions customary in transactions of this type, and (iv) satisfaction of the conditions precedent set forth in the MOA (and described above); (v) obtaining of a ruling from the Israeli Tax Authority confirming that the Merger will be tax-free subject to reasonable conditions set forth therein (the “Tax Ruling”), and (vi) the mutual execution of employment agreements between us and the Designated Executives. In addition, we shall not be obligated to consummate the contemplated transactions if at any time before the Closing there is any effect, change, event, circumstance or condition which, has or would reasonably be expected to have a material adverse effect on the business, assets, prospects, results of operations or financial condition of Witech and the Subsidiary taken together as a whole. If the Tax Ruling is subject to unreasonable conditions, the parties will negotiate in good faith an alternative structure for the transaction.

        In addition if our shareholders do not approve the MOA or the termination of the voluntary liquidation of IIS within sixty (60) days of the MOA, we or Witech may terminate the MOA by written notice to the other Parties and no Party will have any claims or demands against the other Parties in connection with the MOA or termination thereof. If for any reason we decide not to enter into the Final Agreements, all loans that have been provided to Witech and accrued interest will be repaid to us within ninety (90) days of the termination of the MOA.

        In addition, in the event that the Merger is not consummated due to the failure of Witech and/or the Shareholders to receive a favorable tax ruling, without releasing Witech from its obligation to repay the loans that we have been provided to Witech according to its terms, in consideration for our efforts and investment of time and money in pursuing the Merger, Witech will issue to us five percent (5%) of the issued and outstanding share capital of Witech, on a fully diluted basis and the interest on the Loan will be increased to LIBOR plus 10% (or the maximum rate permitted by law, whichever is lower) retroactively to the date it was provided to Witech.

Consulting Agreement with Witech

        According to an agreement with Witech, effective as of April 17, 2007 we provide certain business management and consulting services to Witech, of up to 40 hours per month, in consideration for a monthly retainer of $6,000, plus applicable VAT. This agreement may be terminated by either us or Witech at any time and for any reason by 30 days prior notice.

D. Organizational Structure.

        We have one wholly-owned Israeli subsidiary, IIS Manufacturing Ltd., which has no assets and has been inactive since 1999.In November 2006, together with all other shareholders, we sold all our outstanding shares in StoreAge (see this item above, “Business Overview – Sale of StoreAge”).

        On May 23, 2007, we, together with all the other shareholders of Enargis, transferred all our shares in Enargis to West End Technology Investments Ltd. for no consideration other than the assumption by West End of all our liabilities (if any) with respect to Enargis (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions). Our investment in Enargis was written off in 2003.

E. Property, Plants and Equipment.

        Our executive offices are currently located at 33 Jabotinsky Street, Ramat Gan, Israel, where we lease premises of 60 square meters and conduct all of our business activities. For the years ended December 31, 2004, 2005 and 2006 our annual rent was approximately $12,000, with total annual additional occupancy costs, including local taxes, utilities, maintenance and other costs of approximately $8,400 (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions). The leased premises were increased from April 17 to 85 square meters and the annual rent to $17,340.

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

Intangible Assets and Goodwill

        At December 31, 2002 the entire goodwill was impaired and was written off. Thus during the years 2003 through 2006 we had no goodwill or intangible assets impairment.

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

Results of Operations

Years Ended December 31, 2006, 2005, and 2004

        The Company had no revenues in each of the years 2004, 2005 and 2006.

        In 2005 we incurred general and administrative (“G&A”) expenses of $103,000 compared to $200,000 in 2004. This reduction was due to a reduction in all expenses, due to cessation of our operating activities during 2003 and our entering into voluntary liquidation at the end of July 2004. The main reductions were in the directors’ fees and insurance expenses and the professional fees. During 2005 and 2006 the general and administrative expenses were $103,000 and $91,000, respectively, consisting mainly of liquidators’ and professional fees, rent and office maintenance and payroll related expenses. The expenses for 2006 also include approximately $13,000 paid to the Israeli tax authorities as a result of a VAT audit and related settlement.

        Our net financial expenses in 2004 and 2005 were $4,000 and $3,000, mainly due to exchange rate conversions and open bank balances. In 2006 we had financial income of $18,000 due to the interest received on the proceeds of the sale of our holdings in StoreAge in November 2006.

        We incurred non-recurring income of $4,713,000 in 2006, from the sale of all our holdings in StoreAge in November 2006. An additional amount of $703,793 is held in escrow to satisfy certain possible future claims for a period of 18 months following the closing.

        In 2004, we recorded a loss of approximately $204,000 and the 2005 loss approximately of $106,000 reflects no income and a continued reduction in expenses due to our being in voluntary liquidation.

        The $4,639,000 profit for 2006 primarily reflects the proceeds from the sale of our holdings in StoreAge in November 2006 and a continued reduction in general and administrative expenses due to our being in voluntary liquidation.

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

        Periodically, dependent upon inflation and other considerations, both fiscal and monetary, the Bank of Israel resets the target (middle of the range) exchange rate of the NIS in relation to a weighted basket of foreign currencies of Israel’s major trading partners and allows the actual exchange rate to float within a range determined by the Bank of Israel. During 2004, 2005 and 2006, the NIS was devalued (appreciated) approximately 0.84%, 1.66% and (8.21%), respectively, against the currency basket, and approximately (1.62%), 6.85% and (8.21%), respectively, against the U.S. dollar. Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

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

        As of December 31, 2006, the Company has carryforward tax losses in the amount of approximately $ 41 million, which may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company has accumulated capital losses for tax purposes carryforward in a total amount of $ 38 million, which may offset against future capital gains for tax purposes for an indefinite period. These losses have not been audited and approved by the relevant tax authorities.

Quarterly Results

        The Company’s operating results in the near future may vary significantly from quarter to quarter, in part because of the substantial changes in the Company’s structure and its proposed merger with Witech. The Company’s operating results for any particular quarter are not necessarily indicative of any future results. The nature of the Company’s industry and business has changed, and the accelerated and unpredictable pace of new product introduction and market trends, which is expected to continue, limits management’s ability to accurately forecast short-term results of operations.

Governmental, Economic, Fiscal, Monetary or Political Factors

        Our principal offices and our principal facilities and those of Witech are located in Israel, and each of us is directly affected by the political, economic and military conditions to which that country is subject. Any of Witech’s manufacturing operations would be heavily dependent upon components imported from outside of Israel. Almost all of Witech’s sales will be made outside of Israel. Accordingly, our operations and those of Witech could be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners were interrupted or curtailed. In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on us and Witech.

Political Conditions

        Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel that resulted in economic losses. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. The establishment of a government in the Palestinian Authority in early 2006 by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. We can give no assurance that security and political conditions will not have an impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

        Despite the peace between Israel and Egypt and Jordan, some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to such countries, we believe that in the past the boycott has not had a material adverse effect on us.

        All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees and those of Witech are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of such obligations.

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

B. Liquidity and Capital Resources.

        The Company had current assets of approximately $4,710,000 at December 31, 2006, $41,000 at December 31, 2005 and $103,000 at December 31, 2004. The ratio of current assets to current liabilities was 18.046 at December 31, 2006, 0.177 at December 31, 2005 and 0.545 at December 31, 2004. The decrease in the current ratio in 2004 and 2005 was mainly a result of a reduction in cash due to operating activities and the accumulation of Liquidators’ and directors’ fees payable. The increase in the current ratio in 2006 was primarily due to the receipt of $4,713,000 from the sale of our shares in StoreAge. For a discussion of the primary currency in which the operations of the Company are conducted see Item 5.A., “Operating Results,” above.

        In 2004, 2005 and 2006, the Company recorded a net negative cash flow from operations of approximately $88,000, $52,000 and $49,000, respectively. In January 2004 we received the final payment of the lawsuit settlement of 2003 in the amount of $110,000. Excluding this amount, the net negative cash flow from operations in 2004 would have been approximately $198,000.

        The Company currently has no available lines of credit or other credit facilities.

        We anticipate that our existing cash on hand, will be sufficient, at the business levels presently projected, to meet our working capital requirements, including normal capital expenditures, at least until December 31, 2007. However, in the event that the merger with Witech is consummated, we will need to raise additional financing by the first quarter of 2008 to maintain and expand our future operations.

C. Research and Development, Patents and Licenses, etc.

        Since December 31, 2002 we have not carried out any research and development activities. We currently hold no patents, licenses and other intellectual property assets.

D. Trend Information.

        As of December 31, 2006, we were no longer engaged in any operational business activity other than managing our minority holding in Enargis, which we disposes of in May 2007, and we have not yet consummated any merger transaction with Witech. As a result, there are no trends yet known to the Company that are likely to have a material effect on the Company’s revenues, income from continuing operations, profitability, liquidity or capital resources. For additional information please see the “Risk Factors” listed in Item 3 above.

E. Off-Balance Sheet Arrangements.

All of the Company’s directors prior to the commencement of our voluntary liquation proceedings in July 2004 had agreed that compensation for services due to them since April 1, 2003 would be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge, or Enargis or from raising additional financial resources. . In addition, the Company’s liquidators agreed that compensation for their services would be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge, or Enargis or from raising additional financial resources. As of December 31, 2006 the amount of this unpaid compensation was approximately $230,000, was included as a liability in our financial statements for December 31, 2004, December 31, 2005 and December 31, 2006 and was paid full in May 2007. See Notes 4.a and 4.b to the Company’s Financial Statements.

F. Tabular Disclosure of Contractual Obligations

Not applicable.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

        When we entered into voluntary liquidation proceedings in July 2004, we only had three directors: Robi Hartman, Aharon Jacobowitz and Jonathan Nativ. Upon our entering into voluntary liquidation proceedings in July 2004 and the appointment of Messrs. Hartman and Jacobowitz as liquidators, all our affairs were managed by the liquidators. At the shareholders meeting held on April 17, 2007 at which our shareholders resolved to cancel the voluntary liquidation proceedings, five directors were nominated

        The Company’s executive officers and directors as of May 31, 2007 were as follows:

Name	Age	Expiration of office	Number of Shares Beneficially Owned

Robi Hartman
Chairman of the Board, Director, Chief Executive
Officer and Chief Financial Officer	46	2010	2,748,901

Aharon Jacobowitz
Director	59	2009	0

Alon Wulkan
Director	35	2008	0

Philip Stein
External Director*	53	2010	0

Iris Weller-Weiss
External Director	33	2010	0

* See note below regarding the proposal to replace Mr. Stein with Mr. Adrian Auman at our next shareholders meeting.

Robi Hartman has 23 years of experience as an entrepreneur in the field of technology and as an executive for leading technology companies, with wide experience in public markets, finance and accounting. He acted as a Director of the Company from September 1998 until its entering into voluntary liquidation in July 2004, Vice Chairman of the Board from October 1998 to March 2000, Acting Chief Financial Officer from December 1998 until July 2004, and Chairman of the Board and Chief Executive Officer of the Company from March 2000 until July 2004, and joint liquidator of the Company since July 2004. He serves as the Vice Chairman of the Board of Teledata Networks since the management buyout from ADC Telecommunications in February 2004. He has also served as Chairman of StoreAge Networking Technologies from its inception in 1999 until 2006.  Before joining the Company, from 1987 to 1996, Mr. Hartman was the manager of Teledata Communications Ltd., a leading supplier of advanced access solutions, beginning as a manager and progressing to the Chief Financial Officer and finally as Chief Executive Officer and President.  From 1996 to 1997, Mr. Hartman was the President of VCON Telecommunications, a pioneer in PC based teleconferencing.  Since 1997 he owns and manages West End Technology Investments Ltd. Mr. Hartman received his B.A. in Political Science and Economics from Bar Ilan University and his Masters in Business Administration (MBA) from Bentley College.

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

Alon Wulkan has served during the last five years in various positions in Kardan Israel Ltd. and its subsidiaries, including Vice President of Finance, economist and economic advisor and acts as a director of Kardan Trade and Retail Ltd., Tuxedo Holdings (1999) Ltd.; Kardan Securities Ltd. and Kardan Financial Holdings Ltd. Mr. Wulkan is the son-in-law of Mr. Schnur who is one of the beneficiaries of a trust that holds the shares of CDC Holdings Ltd. (the holder of approximately 11% of the issued and outstanding shares of the Company). Mr. Wulkan holds a BA in Social Sciences and Economics from the Open University in Israel and a Masters in Business Administration (MBA) from Tel Aviv University.

Philip Stein established the accounting firm of Philip Stein & Associates Ltd., an accounting firm situated in Jerusalem, Israel specializing in US taxation, in 1979 and has been engaged with this firm since then. Prior to that he worked a the predecessor of Ernst & Young in the Chicago office in their tax department. He has a BS in Accountancy from the University of Illinois and a MBA from the University of Michigan specializing in US taxation and has been a qualified CPA (State of Illinois) since 1976.

Iris Weller-Weiss, has been acting since January 2006 as the Legal Consultant & Personal Assistant to Mr. Avner Schnur. Mr. Schnur is one of the beneficiaries of a trust that holds the shares of CDC Holdings Ltd. (the holder of approximately 11% of the issued and outstanding shares of the Company) and a principal shareholder and director of Kardan NV, a company traded on the Amsterdam Euronext and Tel-Aviv Stock Exchange. Kardan NV is actively involved in real estate, financial services, infrastructure, communications & technologies, and automotive. From 2003- 2006, Mrs. Weller was a prosecutor with the District Attorney Office. Between the years 1999-2002, Mrs. Weller managed the Los Angeles branch of Kelly Law Registry, a leading American legal consulting and placement firm. Mrs. Weller received her LLB degree from Haifa University School of Law and her LLM degree from UCLA School of Law. She is a member of both the Israeli Bar Association and the State Bar of California.

Mr. Stein has informed us that due to his other commitments, he cannot properly devote the time required to serve as a member of our board of directors and audit committee and that he will resign and our next general meeting of shareholders. Consequently, at our next general meeting of shareholders we propose to elect another external director in his place. The candidate proposed by our board of directors is Adrian Auman. Mr Auman has been Corporate Vice President for Finance and Investor Relations of Orbotech (NASDAQ:ORBK) since May 2006, prior to which he had served, since January 2000, as Director of Finance and Investor Relations and, from July 1997, been Director of Finance. He was financial controller of the Company from October 1992 to July 1997 and was the financial controller of Orbot from 1988 until the Merger. Prior to joining Orbot, he was an audit supervisor at Kesselman & Kesselman, independent registered public accountants in Israel, from 1986 to 1988 and a tax manager at Goldstein, Golub, Kessler & Co., certified public accountants, from 1979 to 1985. Mr. Auman serves on the Board of Directors of Coreflow Ltd, which develops and sells aerochemical products and subsystems. Mr. Auman was among the founders and a member of the Board of Directors of Terem Emergency Medical Center Israel (Ltd.) which owns and runs 5 urgent care clinics throughout the Jerusalem region. He is certified public accountant both in Israel and the United States and has a master’s of science degree from Pace University in New York.

        There is no family relationship between any of the persons named above. Furthermore, there are no arrangements or understandings with any of the major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation. At our general meeting of shareholders held in July 2004, Messrs. Hartman and Jacobowitz were appointed as joint liquidators and the shareholders approved a fee of $1,000 per month (plus VAT, if applicable), to each of them commencing from the appointment of the liquidation and until distribution of all proceeds of the liquidation to our shareholders. These fees were paid in May 2007. The deferral of these fees represented a significant saving in cash expenses for the Company during 2004, 2005 and 2006. In addition, our shareholders in July 2004 approved that (i) Mr. Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $0.50 per share, $50,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.00 per share and $75,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus $100,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.30 per share. Our shareholder further approved that (i) we will indemnify the liquidators for any liability, costs and expenses (including legal costs and expenses) relating to claims or demands against them in their capacity as liquidators to the fullest extent permitted by applicable law and subject to the same restrictions and qualifications as currently applicable to indemnification of our directors and officers, and (ii) we will waive any liabilities, claims, demands and causes of action against the liquidators in their capacity as liquidators to the fullest extent permitted by applicable law, with the exception only of actions constituting gross negligence or willful misconduct.

        Effective as of April 1, 2003, all of the directors of the Company agreed to suspend their compensation until the Company either received a settlement from an ongoing lawsuit which at that time was in mediation or received proceeds from the sale/exit of StoreAge or Enargis or the raising of additional financial resources. Following settlement of this lawsuit, the directors of the Company did not take this compensation and agreed that this compensation would be paid only from receipt of proceeds from the sale/exit of our holdings in StoreAge or Enargis or the raising of additional financial resources. The amount of compensation due but unpaid to our officers and directors as of December 31, 2006 and the liquidators according to this arrangement was approximately $230,000 (these amounts were paid in May 2007). However, until January 2006, Mr. Hartman continued to receive compensation from StoreAge for services he performed as Chairman of the Board of StoreAge in the mounts equal to approximately $60,000, $57,000, and $4,800 for the years 2004, 2005 and 2006, respectively. In addition, Mr. Hartman was entitled to compensation for services from Enargis which he has not drawn since its incorporation due to Enargis’ financial situation. This compensation is separate from and in addition to the shareholder loans owed by Enargis to West End Technology Investments Ltd., which is owned and controlled by Mr. Hartman. As of May 31, 2007 the amount of these loans were over $30,000. These loans are secured by charges on the assets of Enargis and are subject to repayment on demand. In addition, Enargis did not pay rent to West End Technology Investments Ltd. from October 2004. The rent due as of May 31, 2006 was $69,000.

        No options were granted to officers or directors during the fiscal years ended December 31, 2004, 2005 and 2006 and all options issued prior to such time have expired. For information on the Company’s stock option plan, see “Stock Option Plans” below.

        Effective as of April 1, 1999 StoreAge granted to Mr. Hartman in his capacity as Chairman of the Board, acting Chief Financial Officer and Secretary of StoreAge to purchase 310,000 non-voting ordinary shares of StoreAge at an exercise price of $0.1 per share. Effective as of January, 2006, Mr. Hartman received additional options to purchase 91,539 non-voting ordinary shares of StoreAge at an exercise price of $0.25 per share. These options constituted approximately 0.69% of the fully-diluted shares of StoreAge at the time of its sale to LSI. The net (pre tax) proceeds received by Mr. Hartman from the LSI transaction as a result of exercise of these options was approximately $314,000, out of which approximately $45,000 is deposited in escrow for 18 months following the closing of the sale.

        On April 17, 2007 our shareholders approved (i) a proposal that the compensation to our external directors, Mr. Philip Stein and Ms. Iris Weller, shall be equal to $12,000 per annum or, if greater, the lowest cash compensation paid to any other of our directors of who receives cash and who is not an employee, consultant, service provider or controlling shareholder (or office holder of such controlling shareholder) of our company (the “Other Directors”), but in any case, not to exceed the average cash compensation paid to the Other Directors, and (i) the proposal to grant to each such external director options to purchase 45,000 of our Ordinary Shares, as a part of an incentive option plan to be adopted for all directors who are not external directors and other officers of our company, or, if greater, the lowest option compensation granted to Other Directors who receive options from our company, but in any case, not to exceed the average option compensation granted to the Other Directors, all as determined in accordance with the Israeli Companies Law and regulations. The options shall vest annually in equal shares over three years following the grant date, and the exercise price shall be equal to the exercise price of the options first granted after April 17, 2007 to any Other Director, all as may be adjusted in accordance with the Israeli Companies Law and regulations.

        On May 15, 2007 our board of directors and audit committee approved, subject to shareholders approval, the monthly compensation to Mr. Hartman as our CEO in the amount (total cost) of NIS 60,000 (approximately $14,000) (plus VAT) effective April 17, 2007. In addition, on May 15, 2007 our board of directors and audit committee approved, subject to shareholder approval, that (i) the compensation for any director who is not an employee, consultant, service provider to us shall be equal to $12,000 per annum, and (ii) all directors (unless they have already received options as an employee, consultant or service provider) will be granted 15,000 options per annum to purchase Ordinary Shares of the Company, as a part of an incentive option plan to be adopted by the Company at an exercise price equal to the average closing price of the shares during the 20 days preceding the closing of the Witech merger. This option plan has not yet been adopted.

Since our general meeting of shareholders resolved at its meeting held on April 17, 2007 to terminate the voluntary liquidation proceedings and consequently no proceeds will be distributed to the shareholders of the Company at this stage, no bonus is payable according to the shareholder resolution of July 2004. However, On June 17, 2007 our Audit Committee and Board of Directors approved and approved to recommend to the general meeting of shareholders that (i) we will pay Aharon Jacobowitz a cash bonus as follows: $25,000 (plus VAT, if applicable) if the PPS (as defined below) is above $0.50 per share, $50,000 (plus VAT, if applicable) if the PPS is above $1.00 per share and $75,000 (plus VAT, if applicable) if the PPS is above $1.30 per share, and (ii) we will pay Robi Hartman a cash bonus of $100,000 (plus VAT, if applicable) if the PPS is above $1.30 per share. For the purposes of this resolution “PPS” means the average closing price of our shares on the “Pink Sheets” (as quoted by Yahoo Financial or other similar service) during the twenty (20) trading days following the approval of this resolution by our general meeting of shareholders (if such approval is given).

        Board Practices.

        In August 1993 our articles of association were amended to provide, among other matters, for a classified board of directors. These provisions were retained with minor amendments, in the new articles of associations of the Company approved on November 19, 2000 (the “Articles of Association”).

        During our voluntary liquidation proceedings, from July 2004 until April 2007, our board ceased to function and was replaced by the liquidators and all powers of the board of directors were exercised by the liquidators in accordance with Israeli law. In April 2007, Mr. Jacobowitz was elected to hold office until the close of business of the 2008 Annual General Meeting and until his successor has been duly elected and qualified; Mr. Wulkan was elected to hold office until the close of business of the 2009 Annual General Meeting and until his successor has been duly elected and qualified; Mr. Hartman was elected to hold office until the close of business of the 2010 Annual General Meeting and until his successor has been duly elected and qualified; and Mr. Stein and Mrs. Weller-Weiss were elected as external directors (as defined below) pursuant to the Israeli Companies Law. Under Israeli Companies Law, the initial term of an external director is three years and may be extended for an additional three years.

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

No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director or if such position or other business may impair such director’s ability to serve a director. No person who is a director in one company can serve as an external director in another company, if at that time a director of the other company serves as an external director in the first company. The Companies Law further provides that when, at the time of appointment of an external director, all members of the board of directors of the company are of one gender, then the external director appointed shall be of the other gender. From April 2003 until termination of the voluntary liquidation proceedings in April 2007, we did not comply with these requirements due to the resignation of certain directors and our inability to attract additional directors During our voluntary liquidation proceedings, from July 2004 until April 2007, our board ceased to function and was replaced by the liquidators and all powers of the board of directors were exercised by the liquidators in accordance with Israeli law. There is no assurance that we will be able to retain existing directors or attract new directors in order to continue to comply with the applicable statutory requirements.

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

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of the external directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted. From April 2003 until termination of the voluntary liquidation proceedings in April 2007, following the resignation of one of our two external directors we did not have a legally constituted audit committee under Israeli law. During our voluntary liquidation proceedings, from July 2004 until April 2007, our board ceased to function and was replaced by the liquidators and all powers of the board of directors were exercised by the liquidators in accordance with Israeli law. There is no assurance that we will be able to retain existing directors or attract new directors in order to continue to comply with the applicable statutory requirements.

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

Internal Auditor

        Pursuant to the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company’s independent accountant or its representative. In 2002, we appointed an internal auditor. The last report provided by our internal auditor was for the first fiscal quarter of 2003 and the internal auditor was not active after that time. A new internal auditor was appointed during May 2007.

C. Employees.

        During most of 2004, we employed 2 people, one on a part-time basis, in general management and administration and since November 2004, we have employed only a part-time secretary.

D. Share Ownership.

        The following chart sets forth director and senior management share ownership in the Company as of June 30, 2007. Each shareholder listed below enjoys the same voting rights with respect to each share.

Name	Title of Class	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned (%)(2)	Options(3)

Robi Hartman	Ordinary Shares	2,748,901	23.75%	0

Aharon Jacobowitz	Ordinary Shares	0	0	0

Alon Wulkan	Ordinary Shares	0	0	0

Philip Stein	Ordinary Shares	0	0	45,000

Iris Weller-Weiss	Ordinary Shares	0	0	45,000

*	Owns less than one percent of the Ordinary Shares outstanding.

(1)	Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

(2)	Percentage ownership is based on 11,576,539 shares outstanding as of June 30, 2007.

(3)	All these options were granted in April, 2007 and vest in three equal annual installments commencing in April 2008 and are subject to the Company’s adoption of an incentive stock option plan. . Options have been granted, subject to shareholder approval and the Company’s adoption of an incentive stock option plan, to all our other directors to purchase 15,000 shares for each year in which they serve as a director of the Company, commencing April 2007 and vesting of such options will occur at the end of each such year. Subject to shareholder approval, the exercise price of all the above options will be the average closing price of the Company’s shares in the 20 trading days preceding the Witech merger.

Stock Option Plans

        In August 1993, the Company’s last employee share incentive plan (the “Plan”) was approved by the board of directors and later adopted by the Company’s shareholders. The Plan permitted the grant of options to purchase Ordinary Shares to officers, directors and key employees of, and consultants to, the Company or any subsidiary of the Company. No options were issued pursuant to the Plan during each of the years 2004, 2005 and 2006, no options were exercised during such years, all outstanding options issued under the Plan have expired and the Plan itself expired in 2003.

        We propose to adopt a new stock option plan that will be brought for shareholders approval at our next shareholder meeting in 2007.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

        During the period from January 1, 2004 through December 31, 2006, Mr. Hartman purchased an aggregate of 1,377,757 Ordinary Shares of the Company in open-market transactions,

        The following table sets forth, as of June 30, 2007, the number of Ordinary Shares of the Company owned by all persons known to the Company to beneficially own 5% or more of the Company’s Ordinary Shares. The Company’s major shareholders do not have different voting rights.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares Beneficially Owned(1)

CDC Holdings Ltd	1,258,225	(2)	10.87%

Robi Hartman	2,748,901	(3)	23.75%

(1)	Percentage ownership is based on 11,576,539 shares outstanding as of June 30, 2007.

(2)	As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002.

(3)	As reported on Schedule 13D filed with the Securities & Exchange Commission, dated January 24, 2007.

        As of May 31, 2007, approximately 90% of the outstanding Ordinary Shares of the Company were held of record by approximately 50 holders registered on the books of the Company’s United States transfer agent with addresses in the United States. The Company believes that a majority of its Ordinary Shares are beneficially owned by non-United States persons. To the extent known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

        There are currently no arrangements known to the Company that may result in a change in control of the Company, except the contemplated merger with Witech. No agreement binding on us regarding this merger has been signed.

        Mr. Robi Hartman has notified us that in order to reduce future capital gains tax on sale of his shares he is considering selling approximately 5% of our issued and outstanding shares on the open market during the period between approval of the merger with Witech by our shareholders (if approved) and closing of the merger, in order to reduce is share ownership following the Witech merger to below 10% (after the dilution resulting from the merger). For a period of two years following the merger he will be restricted in the amount of shares that he can sell.

B. Related Party Transactions.

        In February 2001, a portion of our office space located in Ramat Gan, Israel was leased from West End, a company that is owned by Robi Hartman, the Company’s Chief Executive Officer and Chairman. . As of April 1, 2003, this lease was assumed by Enargis which sublet 35% of the premises to us at an annual cost of approximately $12,000 which was reduced by 50% to $6,000 per annum with effect from August 2004, following our entry into voluntary liquidation proceedings in July 2004 and the other 50%, $6,000, was postponed to until receipts of proceeds from the sale of StoreAge or Enargis. These amounts were paid only in May 2007 following termination of our voluntary liquidation proceedings. As of November 2005, we became a direct tenant of West End. Following termination of our voluntary liquidation proceedings in April 2007, our rent increased from 35% to 50% of the premises and annual cost according to the original agreement, amounting to $1,450 per month.

        Effective as of January, 2006, Mr. Hartman received additional options to purchase 91,539 non-voting ordinary shares of StoreAge at an exercise price of $0.25 per share bringing the amount of his options in StoreAge to a total of 401,359 shares, constituting approximately 0.69% of the outstanding shares of StoreAge on a fully diluted basis. See: “Item 6. Directors, Senior Management and Employees. B. Compensation”. These options were vested and exercised at the time of sale of StoreAge to LSI. For compensation due to the liquidators in the voluntary liquidation and our officers and directors, see “Item 8 – Directors, Senior Management and Employees”.

        On May 23, 2007, considering the bleak business prospects of Enargis and the costs involved of maintaining our shareholding in Enargis (particularly audit costs), we, together with all the other shareholders of Enargis, transferred all our shares in Enargis to West End Technology Investments Ltd. for no consideration other than the assumption by West End of all other than the assumption by West End of all Enargis’ liabilities.

On June 17, 2007 our Audit Committee and Board of Directors approved and approved to recommend to the general meeting of shareholders]that (i) we will pay Aharon Jacobowitz a cash bonus as follows: $25,000 (plus VAT, if applicable) if the PPS (as defined below) is above $0.50 per share, $50,000 (plus VAT, if applicable) if the PPS is above $1.00 per share and $75,000 (plus VAT, if applicable) if the PPS is above $1.30 per share, and (ii) we will pay Robi Hartman a cash bonus of $100,000 (plus VAT, if applicable) if the PPS is above $1.30 per share. For the purposes of this resolution “PPS” shall mean the average closing price of our shares on the “Pink Sheets” (as quoted by Yahoo Financial or other similar service) during the twenty (20) trading days following the approval of this resolution by our general meeting of shareholders (if such approval is given).

C. Out of the initial $1,500,000 loan provided by us to Witech, $200,000 was used to repay a loan provided in February 2007 by a company whose beneficial shareholders are affiliated with the beneficial shareholders of CDC Holdings Ltd. which holds 10.87% of our issued and outstanding share capital. (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

Item 8.	FINANCIAL INFORMATION

A. Statements and Other Financial Information.

        See pages F-1 – F-19 of the Company’s financial statements.

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

B. Significant Changes.

        The board of directors of the Company has proposed to the shareholders, and the shareholders have approved, termination of the Company’s voluntary liquidation proceeding, and that proceeding was terminated in April 2007. The Company is considering a merger with another operating company. . See Item 3 – Key Information, D. Risk Factors “Our contemplated merger with Witech Communications Ltd. contains various risks” and Item 4 – Information on the Company, A. Entry into and Exit from Voluntary Liquidation. Except for this, there have been no significant changes since December 31, 2006, the date of the annual financial statements in this annual report.

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

	High	Low

Year ended December 31, 2002	$1.16	$0.36

Year ended December 31, 2003	$0.92	$0.31

Year ended December 31, 2004	$0.73	$0.9

Year ended December 31, 2005	$0.15	$0.9

Year ended December 31, 2006	$0.34	$0.9

2004
First Quarter	$0.73	$0.39
Second Quarter	$0.58	$0.20
Third Quarter	$0.25	$0.103
Fourth Quarter	$0.14	$0.09

2005
First Quarter	$0.15	$0.09
Second Quarter	$0.12	$0.09
Third Quarter	$0.14	$0.10
Fourth Quarter	$0.13	$0.10

2006
First Quarter	$0.22	$0.10
Second Quarter	$0.12	$0.9
Third Quarter	$0.11	$0.9
Fourth Quarter	$0.36	$0.10

Most Recent Six Months

February 2007	$0.41	$0.32
March 2007	$0.56	$0.39
April 2007	$0.85	$0.51
May 2007	$0.85	$0.60
June 2007	$0.65	$0.51
July 2007	$0.55	$0.42

        The foregoing prices reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Item 10.	ADDITIONAL INFORMATION

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

Terms of Directors

        Pursuant to article 50 of our Articles of Association, except for external directors (as defined in the Companies Law) and the Chief Executive Officer of the Company who will automatically be a director of the Company (and his term of office as a director shall be vacated, ipso facto, when he ceases to serve as Chief Executive Officer of the Company), all directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class that currently holds for a term that expires at the 2008 annual meeting of the Company, another class that holds office for a term that expires at the 2009 annual meeting of the Company, and another class that holds office for a term that expires at the 2010 annual meeting of the Company, with the members of each class to hold office until their successors have been duly elected and qualified. The class of directors whose term expires at any annual meeting shall be elected to hold office for a term expiring at the annual meeting of the Company held in the third year following the year of their election and until their successors have been duly elected and qualified. Except for article 50 of the Company’s Articles of Association (described above) which may be amended only by the affirmative vote of 75% of our shareholders present (in person or by proxy) and voting on such resolution at a general meeting, all other articles of our Articles of Association may be amended by a majority vote of shareholders present and voting at a meeting of shareholders of the Company.

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

Approval of Related Party Transactions Under Israeli Law

        The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under “Directors, Senior Management and Employees – Directors and Senior Management” above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

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

        Since April 1, 2004, we do not maintain directors and officers liability insurance due to the costs involved. At an annual general meeting of shareholders in April 2007, the shareholders authorized the procurement of directors and officers liability coverage of up to $5 million per event and up to $5 million per annum, with an annual premium not to exceed $50,000. We procured an insurance policy, effective until April 16, 2008 with the above coverage for an annual premium of $25,000. The premium is expected to increase if we close the Witech merger. We intend to propose to our shareholders at the next shareholders’ meeting to approve indemnification and exculpation agreements with our directors and office holders.

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

C. Material Contracts.

        In October 2006 all shareholders of StoreAge, including us, signed a share purchase agreement (the “SPA”) with LSI for the sale of all issued and outstanding shares of StoreAge to LSI. In November 2006, the sale was closed and LSI paid us gross proceeds of $5,416,692 ($0.862 per share) for all our shares, out of which 13%, $703,793 or $0.112 per share is held in escrow to satisfy certain possible future claims for a period of 18 months following the closing (see below in this Item). At the time of this closing, we held 12.68% of the issued and outstanding share capital of StoreAge (10.89% on a fully diluted basis). This additional dilution resulted from the issuance of warrants to the Israeli venture lending fund that provided a $4,000,000 loan to StoreAge in March 2006 (that was repaid by LSI) and the increase of shares reserved for options pursuant to StoreAge’s incentive share option plans. See “Item 4C. Business Overview – Sale of StoreAge”.

        In the framework of the SPA, were did not make any representations and warranties regarding StoreAge and its subsidiaries, these representation and warranties were made only by StoreAge. We were required to make certain representations and warranties regarding ourselves and the ownership of our shares. The representations and warranties of StoreAge and the sellers, including ourselves, contained in the SPA shall survive the closing for 18 months after the closing , that is, until May 21, 2008; provided, however, that (i) the representations and warranties made with respect to capitalization and ownership of shares shall survive indefinitely, and (ii) the representations and warranties with respect to tax liabilities shall survive until the expiration of the applicable statute of limitations with respect to the liabilities in question.

        In the event of any breach of any representation, warranty or covenant by StoreAge or a seller, including ourselves, the liability of the sellers is limited to their pro-rata share of the funds in escrow; with the exception of representations and warranties regarding capitalization, taxation and due ownership of the shares in which case the total liability of each seller will not exceed the aggregate consideration received by such seller for such seller’s shares sold pursuant to the SPA.

        The SPA provides that the Seller will have no liability for breaches of representations and warranties (until the aggregate amount of all losses to the purchaser as a result of such breaches equals or exceeds $500,000 (the “Threshold”), whereupon LSI shall be entitled to indemnification with respect to all such losses including the amount of the Threshold; except that (i) the Threshold shall not apply with respect to losses arising from or resulting from breaches of the representations and warranties regarding due ownership of the shares, and (ii) the threshold for tax liabilities is $50,000.

        To date no claim has been made against the funds in escrow.

        On April 23, 2007 we provided a loan to Witech in the amount of $1,500,000 and on May 29, 2007, we provided Witech with an additional loan of $750,000, in June 2007 we provided an additional loan of $100,000 and we provided a further loan of $650,000 and $200,000 during July and August 2007, respectively. For the status of the contemplated merger with Witech and the loans, (see Item 4. “C. Business Overview – The Memorandum of Agreement for a Contemplated Merger with Witech”).

        On May 15, 2007, our board of directors approved the future distribution of five-year warrants for no consideration on a pro-rata basis to all shareholders of the Company who were holders of record at the record date for the purpose of voting at the general meeting of shareholders of the Company to be convened to approve the merger with Witech, to purchase an aggregate of 2,300,000 of our shares, on a pro-rata basis, at an exercise price equal to the closing price of our shares on the date of closing the Witech merger. These warrants will be issued following the closing date of the merger and will be non-transferable and non-exercisable until a registration statement covering their resale is filed and declared effective by the SEC.

        On May 23, 2007, considering the bleak business prospects of Enargis and the costs involved of maintaining our shareholding in Enargis, we, together with all the other shareholders of Enargis, transferred all our shares in Enargis to West End Technology Investments Ltd. for no consideration other than the assumption by West End of all Enargis’ liabilities (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

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

        A relatively short time after the 2003 Tax Reform, the Knesset approved on July 25, 2005, the second and third readings of the Income Tax Ordinance Amendment (No. 147 and Ad Hoc Provision) Law, 2005 (hereafter – the 2005 Amendment). The 2005 amendment was an additional update of corporate tax rates that were previously determined in the 2003 Tax Reform, and determines that the rate of corporate tax will be reduced as from January 1, 2006. Consequently income not eligible for “Approved Enterprise” benefits was taxed in 2006 at the regular corporate rate of 31% and in 2007 is taxed at a regular corporate tax rate of 29%. The tax rate will be reduced in subsequent tax years as follows: in 2008 27%, in 2009 26% and in 2010 and thereafter 25%.

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

        Based on our current and projected income, assets and activities, we believe that, until we complete a merger with Witech or another operating business, we may be considered a PFIC.

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

Backup Withholding and Information Reporting

        Payments in respect of Ordinary Shares may be subject to information reporting to the IRS and U.S. backup withholding tax. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28%. Backup withholding will not apply, however, if a shareholder (i) is a corporation or falls within certain exempt categories, and demonstrates the fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification. Any amount withheld under these rules may be credited against a shareholder’s federal income tax liability.

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

        To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 2006. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2006. The market values that result from these computations are compared to the market values of these financial instruments at June 30, 2006. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

        From July 2004 until April 2007 we were in involuntary liquidation and had no functioning board of directors or board of directors’ committees.

        Following the termination of our voluntary liquidation proceedings in April 2007 we have an Audit Committee consisting of Iris Weller-Weiss, Philip Stein, Alon Wulkan and Rony Jacobowitz. Our Board has determined that each of Philip Stein as well as Adrian Auman who is recommended to replace him effective as of our next shareholders meeting, meets the definition of an audit committee financial expert, as defined in Item 16A(a) of Form 20-F.

ITEM 16B.	CODE OF ETHICS

        As of December 31, 2006 the Company has not adopted a written code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management and the Board of Directors. The Company intends to address the adoption of such a code with the Board of Directors in the future.

ITEM 16C.	AUDIT FEES AND SERVICES

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants.

	Year Ended December 31,
	2004	2005	2006
Services Rendered	Fees	Fees	Fees

Audit (1)	$43,000	$43,000	$54,000
Audit-related (2)	$0	$0	$20,000
Tax (3)	$2,000	$2,000	$2,000
Other
Total	$45,000	$45,000	$76,000

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

Pre-Approval Policies and Procedures

As of December 31, 2006 our board of directors had not adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited. No issue regarding these services has arisen in the last two fiscal years. The board of directors will deliberate these matters as and when they arise, on a case-by-case basis. Commencing April 17, 2007, the Company’s audit committee charter provides that the audit committee shall approve in advance all audit services and all non-audit services provided by the independent registered public accounting firm based on a policy attached to the charter.

        Under the policy, proposed services either (i) may be pre-approved by the audit committee without consideration of specific case-by-case services as “general pre-approval”; or (ii) require the specific pre-approval of the Audit Committee as “specific pre-approval”. The appendices to the policy set out the audit, audit-related and tax services that have received the general pre-approval of the audit committee, including those described in the footnotes to the table, above. These services are subject to annual review by the audit committee.

        All other audit, audit-related, tax and other services not mentioned in the appendices to the charter must receive a specific pre-approval from the audit committee. Requests or applications to provide services that require specific approval by the audit committee are submitted to the audit committee by the Chief Executive Officer.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

        Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

        Not applicable.

Item 18.	FINANCIAL STATEMENTS

        Attached. See Item 19(a).

Item 19.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	Index to Financial Statements of the Company:	Page

Report of Independent Auditors on
Financial Statements of the Company	F-2

Balance Sheets at December 31, 2006 and 2005	F-3

Statements of Operations for the years ended
December 31, 2006, 2005 and 2004	F-4

Statements of Changes in Shareholders' Equity (capital deficiency)
for the years ended December 31, 2006, 2005 and 2004	F-5

Statements of Cash Flows for the years ended
December 31, 2006, 2005 and 2004	F-6

Notes to the Financial Statements	F-7 - F-19

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED (Registrant) By: /s/ Robi Hartman —————————————— Robi Hartman, Chief Executive Officer

Date: August 29, 2007

Index to Exhibits:

Exhibit No.:

1.1	Memorandum of Association of the Company.*
1.2	Articles of Association of the Company, Amended and Restated as of November 19, 2000.**
4.1	Summary English Translation from the original Hebrew of a Lease Agreement entered into between the Company and West End Technology Investments Ltd., for office space located at 33 Jabotinsky Street, Ramat Gan, Israel, dated January 30, 2001.**
4.2	Share Purchase Agreement between LSI Logic Corporation, StoreAge Networking Technologies Ltd. and the Purchasers listed therein dated as of October 25, 2006
4.3	Memorandum of Agreement dated February 20, 2007 between the Company, Witech Communications Ltd. and certain shareholders of Witech.
8.1	List of significant subsidiaries of the Company.
12.1	Certification by Chief Executive Officer and Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer and Acting Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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
FOR THE YEAR ENDED DECEMBER 31, 2006

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

We have audited the balance sheets of I.I.S. Intelligent Information Systems Limited (the “Company”) as of December 31, 2006 and 2005 and the statements of operations, of changes in shareholders’ equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	Kesselman & Kesselman
August 29, 2007	Certified Public Accountant (Isr.)
A member of PricewaterhouseCoopers
International Limited

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2006	2005

A s s e t s

Current assets:
Cash and cash equivalents	$4,705	$41
Accounts receivable - related parties	5

T o t a l current assets	4,710	41

Funds in respect of employee rights upon retirement	3	2

T o t a l assets	$4,713	$43

Liabilities and shareholders' equity
(net of capital deficiency)

Current liabilities -
accounts payable and accruals	$261	$232

Long-term liabilities -
liability for employee rights upon retirement	5	3

T o t a l liabilities	266	235

Commitments and contingent liabilities, note 4

Shareholders' equity (capital deficiency):
Ordinary shares of NIS 0.003 par value at
December 31, 2006 and 2005:
Authorized - 16,666,667 shares;
Issued and outstanding - 11,576,539 shares	55	55
Additional paid-in capital	41,417	41,417
Accumulated deficit	(37,025)	(41,664)

T o t a l shareholders' equity (capital deficiency)	4,447	(192)

T o t a l liabilities and shareholders' equity
(net of capital deficiency)	$4,713	$43

——————————————	——————————————
Robi Hartman	Aharon Jacobowitz
Chairman of the Board,	Director
Chief Executive Officer
and Chief Financial Officer

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31
	2006	2005	2004

General and administrative expenses	$(91)	$(103)	$(200)
Capital gain from disposal of investment	4,713
Financial income (expenses) - net	17	(3)	(4)

Net income (loss)	$4,639	$(106)	$(204)

Net income (loss) per share of ordinary shares -
Basic and diluted
	$0.40	$(0.01)	$(0.02)

Weighted average number of ordinary shares used in
computing income (loss) per ordinary shares
(in thousands) -
Basic and diluted	11,577	11,577	11,577

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
(U.S dollars in thousands, except share data)

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Total shareholders' equity (capital deficiency)

Balance as of January 1, 2004	11,576,539	$55	$41,417	$(41,354)	$118

Change during 2004 -
Net loss				(204)	(204)

Balance as of December 31, 2004	11,576,539	55	41,417	(41,558)	(86)

Change during 2005 -
Net loss				(106)	(106)

Balance as of December 31, 2005	11,576,539	55	41,417	(41,664)	(192)

Change during 2006 -
Net income				4,639	4,639

Balance as of December 31, 2006	11,576,539	$55	$41,417	$(37,025)	$4,447

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Year ended December 31
	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,639	$(106)	$(204)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Write-off of fixed assets			9
Changes in accrued liability for employee rights
upon retirement	2	1	(7)
Loss (gain) on amounts funded in respect of employee
rights upon retirement	(1)		3
Capital gain from disposal of investment	(4,713)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(5)	10	130
Increase (decrease) in accounts payable and accruals	29	43	(19)

Net cash used in operating activities	(49)	(52)	(88)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from disposal of investment	4,713
Proceeds from a restricted deposit			48

Net cash provided by investing activities	4,713	-,-	48

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,664	(52)	(40)

BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	41	93	133

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$4,705	$41	$93

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

(An Israeli corporation)NOTES
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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year.

Diluted net income (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the year, taking into account the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method. In the years ended December 31, 2006, 2005 and 2004 all outstanding stock options have been excluded from the calculation of the diluted net income (loss) per share since their effect was anti-dilutive.

The diluted loss per share does not include options of the Company in the amount of 372,671, 406,550 and 406,550 for the years 2006, 2005 and 2004, respectively.

f.	Accounting for stock based compensation

Prior to January 1, 2006, the Company accounted for employee share-based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant of a stock option, between the fair value of the shares underlying the option and the exercise price of the option. The Company did not disclose pro forma data, as required by SFAS 123, “Accounting for Stock-Based Compensation”(“SFAS 123”), as amended by FAS 148, assuming it had accounted for employee share option grants using the fair value-based method defined in SFAS 123, since the effect on net loss and net loss per share assuming it had applied the fair value recognition provisions is immaterial.

The Company adopted SFAS No. 123 (Revised 2004), “Shared-Based Payment” (“SFAS 123R”) as of January 1, 2006, using the modified prospective application transition method, as permitted by SFAS 123R. Under such transition method, the Company’s financial statements for periods prior to the effective date of SFAS 123R have not been restated. The adoption of SFAS 123R, for the year ended December 31, 2006 had no effect on the financial statements of the Company.

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

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes –an interpretation of FAS 109". This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as de-recognition, interest and penalties and disclosure. The provisions of FIN 48 are effective for fiscal years beginning January 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements and results of operations.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. The provisions of SFAS 157 are effective for fiscal years beginning January 1, 2008. The Company is currently evaluating the impact of adopting of SFAS 157 on its financial statements and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin is not expected to have an impact on the Company’s financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The provisions of SFAS 159 are effective for fiscal years beginning January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows and results of operations. The Company does not expect the impact to have a material effect on its financial position, cash flows and results of operations.

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

During the fiscal year 2004, the Company abandoned some of its office furniture and equipment. Accordingly, the Company recorded an impairment charge in the amount of $9.

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

On May 15, 2007, the Company, together with all the other shareholders of Enargis, transferred all of its 25% holdings in Enargis to West End Technology Investments Ltd. a company controlled by the CEO and Chairman of the Board) for no consideration.

b.	Investment in StoreAge

As of January 1, 2004 and through October 2005, the Company held 38.9% of StoreAge. StoreAge is an Israeli company, which is engaged in the development and marketing of products based on its SAN Virtualization technology.

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

In October 2006 all the shareholders of StoreAge, including the Company, signed a share purchase agreement with LSI Logic Corporation (“LSI”) for the sale of all issued and outstanding shares of StoreAge to LSI. The Company’s share of the proceeds received upon the closing of the transaction in November 2006, was $5,416,692.of which $703,793 is held in escrow to satisfy certain possible future claims for a period of 18 months following the closing.

The Company recognized the cash portion received in the amount of $4,712,899 as a gain on the sale.

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

NOTE 4	–	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Effective as of April 1, 2003, all of the directors of the Company agreed to suspend their compensation until the Company either received a settlement from an ongoing lawsuit which at that time was in mediation or received proceeds from the sale/exit of StoreAge or Enargis or the raising of additional financial resources. Following settlement of the lawsuit, the directors of the Company did not take this compensation and agreed that this compensation would be paid only from receipt of proceeds from the sale/exit of its holdings in StoreAge or Enargis or the raising of additional financial resources. The amount of compensation due but unpaid to the Company’s officers and directors as of December 31, 2006 according to this arrangement is approximately $172,000. This amount was accrued in the financial statements in “accounts payable and accruals” and was paid in May 2007.

b.	At the Company’s general meeting of shareholders held in July 2004, Messrs. Hartman and Jacobowitz were appointed as joint liquidators and the shareholders approved a fee of $1,000 per month (plus VAT, if applicable), to each of them commencing from the appointment of the liquidation and until distribution of all proceeds of the liquidation to the Company’s shareholders. The amount of compensation due but unpaid to the Company’s liquidators as of December 31, 2006 according to this arrangement is approximately $58,000. This amount was accrued in the financial statement in “accounts payable and accruals” and was paid in May 2007.

c.	In addition to (b) above, the Company’s shareholders approved that (i) Mr. Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by the Company’s shareholders as a result of the liquidation of the net assets of the Company (hereinafter – the “Gross Proceeds”) are above $0.50 per share, $50,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.00 per share and $75,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus of $100,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.30 per share.

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 4	–	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d.	In February 2001, a portion of the Company’s office space located in Ramat Gan, Israel was leased from West End Technology Investments Ltd. (“West End”), a company that is owned by Robi Hartman, the Company’s Chief Executive Officer and Chairman of the Board. As of April 1, 2003, this lease was assumed by Enargis which sublet 35% of the premises to the Company at an annual cost of approximately $12,000. As of December 31, 2005, an amount of $14.5 thousands was postponed until receipts of proceeds from sale of StoreAge or Enargis, and was paid in May 2007, following the termination of the Company voluntary liquidation proceedings. The financial statements include provisions for the aforesaid postponed rent payments. As of November 2005, the sub-lease was transferred back to West End. Following termination of the voluntary liquidation proceedings in April 2007, the Company increased its sublease from 35% to 50% of the premises. The annual cost increased, proportionally, based on the original agreement, with a cap of $3,000 per month (on an average) and will be valid until the later of (1) the merger with Witech or (2) December 31, 2007.

e.	A claim was filed against NetWiz Ltd. (a former subsidiary of the Company) in respect of a breach of a lease agreement. As part of the agreement for the sale of NetWiz, the Company agreed to assume the liabilities in respect of the above claim.

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

No options were exercised during the years ended December 31, 2006, 2005 and 2004. The Plan expired in 2003. The options of the liquidators of the Company expired during 2006; all other outstanding options issued under the Plan have either been expired or forfeited in previous years.

Following is a summary of the status of the Company’s stock option plan and related information:

	Year ended December 31
	2006		2005		2004
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding at the beginning of
the year	406,550	$3.63	406,550	$3.63	781,762	$4.67

Forfeited and cancelled	(406,550)	$3.63			(375,212)	$5.81

Outstanding at the end of the year	-;-		406,550	$3.63	406,550	$3.63

Exercisable at the end of the year	-;-		406,550	$3.63	406,550	$3.63

All of the outstanding and exercisable options at December 31, 2005 and 2004 expired in November 2006.

The intrinsic value of the outstanding and exercisable options at December 31, 2005 and 2004 is zero.

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

c)	Deferred income taxes

The deferred income taxes are composed as follows:

	December 31
	2006	2005

Provided for:
Operating loss carryforward	$10,308	$9,397
Capital loss carryforward	9,390	8,628
In respect of investments	5	1,060

Total	19,703	19,085
Less - valuation allowance	(19,703)	(19,085)

	-;-	-;-

The deferred tax assets are computed at the tax rates of 25% as of December 31, 2006 and 2005.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6	–	TAXES (continued):

d)	Taxes included in the statement of operations in year ended December 31, 2004 are in respect of previous years.

e)	Tax loss carryforward

As of December 31, 2006, the Company has carryforward tax losses in the amount of approximately $41 million which may be carried forward and offset against taxable income in the future for an indefinite period (December 31, 2005 – $38 million).

In addition, as of December 31, 2006, the Company has accumulated carryforward capital losses in a total amount of approximately $38 million, which may be offset against future capital gain for tax purposes (December 31, 2005 – $35 million).

Under the inflationary adjustments law (see a. above), carryforward losses are linked to the Israeli CPI.

f)	Tax assessments

Tax assessments for the Company are considered final through the year ended December 31, 2001.

g)	Reconciliation of the theoretical tax expenses to actual tax expenses:

	Year ended December 31
	2006	2005	2004
	U.S. dollar in thousands

Income (loss) before taxes, as reported in the
statements of operations	$4,639	$(106)	$(211)

Theoretical income on taxes (tax benefit) at the
statutory rate (31%, 34%, 35% for the years ended
December 31, 2006, 2005 and 2004, respectively)	$1,438	$(36)	$(74)
Utilization of tax losses carryforward	(1,375)	14	104
Difference between the basis of measurement of
loss reported for tax purposes and the basis of
measurement of loss for financial reporting
purposes	(66)	23	21
Special allowance, net of non deductible expenses		(1)	(50)
Other	3		(1)

	-;-	-;-	-,-

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

		December 31
		2006	2005
		U.S. dollar in thousands

a.	Accounts payable and accruals:
	Payroll and related expenses	$1	$1
	Accrued expenses	254	226
	Other	6	5

		$261	$232

Statement of operations:

		Year ended December 31
		2006	2005	2004
		U.S. dollar in thousands

b.	General and administrative expenses:
	Liquidators fees	$24	$24	$10
	Directors fees			71
	Payroll and related expenses	12	12	32
	Rent and office maintenance	19	16	19
	Professional fees	7	23	42
	Capital loss from write-off of fixed assets			9
	Other	29	28	17

		$91	$103	$200

c.	Financial income (expenses) - net:
	Interest income	$19	$1	$3
	Other	(2)	(4)	(7)

		$17	$(3)	$(4)

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8	–	RELATED PARTIES – TRANSACTIONS AND BALANCES:

a.	Transactions with related parties:

	Year ended December 31
	2006	2005	2004
	U.S. dollar in thousands

Rent and office maintenance (1)	$19	$16	$19

Administrative expenses (2)	-,-	$8	$16

(1) See note 4d.
(2) To Storage, in respect of services received until April 2005.

b.	Related party balances:

	December 31
	2006	2005
	U.S. dollar in thousands

Accounts receivable	$5	-,-

c.	Under the Company’s 1993 Stock Option Plan (see note 4b), the Company granted the CEO of the Company, on November 30, 2000, 356,550 options with exercise price of $3.63 as follows:

55,600 of the options had no vesting terms, the remaining options vested annually in four equal batches, from March 22, 2001 until March 21, 2004. All options expired on November 30, 2006.