Form 20-F
IIS INTELLIGENT INFORMATION SYSTEMS LTD
filed 2008-01-10
CIK 742358

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20 F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: January 2, 2008

For the transition period from _________ to ________

Commission File No. 0 13012

I.I.S. Intelligent Information Systems Limited
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

33 Jabotinsky Street, Ramat Gan, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, NIS 0.003 par value per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of January 2, 2008, the Registrant had 23,128,768 Ordinary Shares, NIS 0.003 par value per share, outstanding (“Ordinary Shares”).

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

☐ Yes     ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☒ No

This Shell Company Report on Form 20-F contains historical information and forward-looking statements. Statements looking forward in time are included in this Form 20-F pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the actual results of I.I.S. Intelligent Information Systems Limited (the “Company”, “us” or “IIS”) in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. In the context of the forward-looking information provided in this Form 20-F and in other reports, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Shell Company Report on Form 20-F and the Company’s other filings with the Securities and Exchange Commission during the past 12 months.

i

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

See Item 6.

B. Advisers

Not relevant.

C. Auditors

        Kesselman & Kesselman Certified Public Accountants (Israel), a member of Pricewaterhouse Coopers, of Trade Tower, 25 Hamered Street, Tel Aviv 68125 Israel, have audited our consolidated financial statements for the years ended December 31, 2003, 2004, 2005 and 2006.

        Kost Forer Gabbay & Kasierer, an Israeli independent registered public accounting firm, a member of Ernst & Young Global, of 3 Aminadav St., Tel-Aviv 67067, Israel have audited our consolidated financial statements for the year ended December 31, 2002.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data.

        The following selected financial data of the Company as of and for the years ended December 31, 2006, 2005 and 2004, are derived from the Company’s audited financial statements which were included in the Company’s Annual Report for the year ended December 31, 2006, are also included elsewhere in this Shell Company Report on Form 20-F and have been prepared in accordance with U.S. GAAP. The selected financial data of the Company as of and for the years ended December 31, 2003 and 2002 have been derived from audited financial statements not included in this Shell Company Report on Form 20-F and have also been prepared in accordance with U.S. GAAP. The following selected financial data for Witech Communications Ltd., an Israeli company (“Witech”) as of and for the years ended December 31, 2006 and 2005 are derived from Witech’s audited financial statements which are included elsewhere in this Shell Company Report on Form 20-F and have been prepared in accordance with U.S. GAAP. The following selected financial data of both the Company and Witech for the nine months ended September 30, 2007 and 2006 are derived from the Company’s and Witech’s unaudited financial statements which are included in this Shell Company Report on Form 20-F and have been prepared in accordance with U.S. GAAP. The following selected pro forma combined financial data of the Company and Witech as of September 30, 2007 and for the year ended December 31, 2006 and the nine months ended September 30, 2007 are derived from the combined pro forma financial statements included elsewhere in this Shell Company Report on Form 20-F in accordance with the requirements of SEC Regulation S-X. The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5 (Operating and Financial Review and Prospects), and the Financial Statements and Pro Forma Financial Statements included elsewhere in this Shell Company Report on Form 20-F.

        As a result of the decrease of the Company’s interest in StoreAge Networking Technologies Ltd. (“StoreAge”) to below 50%, after December 2000, the Company and StoreAge ceased reporting their operations on a consolidated basis and the Company’s investment in StoreAge was accounted for instead, in accordance with the hypothetical liquidation method. Investments in affiliates are investments in companies which are not subsidiaries, but are rather investments in companies where the investor holds more than 20% of the outstanding stock and can thereby exercise significant influence over operating and financial policy. As the Company had not guaranteed obligations and was not otherwise committed to provide further financial support for any of the associated companies, the Company discontinued applying the equity method when the investment account was reduced to zero.

Statement of Operations Data (in thousands, except per share data) of IIS:

	Year Ended December 31, Audited
	2006	2005	2004	2003	2002

Sales revenues	--	--	--	--	$62
Revenues from research and
development services to an associated company					145
Total revenues					207

Cost of sales					38
Cost of revenues from research and
development services to an associated company					51
Total cost of revenues					89

Gross profit					118
Research and
development costs					548
Selling and marketing expenses					49
General and administrative expenses	$91	$103	$200	$441	577

Impairment of goodwill					186
Non recurring income					(122)

Operating loss	(91)	(103)	(200)	(441)	(1,120)

Financial income (expenses)- net	17	(3)	(4)	(3)
Other income	4,713			330

Income (loss) before equity in losses of
associated companies	4,639	(106)	(204)	(114)	(1,120)
Equity in losses of associated companies				(20)	(1,250)
Minority interest in losses of subsidiary

Net income (loss)	$4,639	$(106)	$(204)	$(134)	$(2,370)

Earnings (loss) per share - basic and
diluted	$0.40	$(0.01)	$(0.02)	$(0.01)	$(0.21)

Weighted average number of shares (in
thousands) - basic and diluted	11,577	11,577	11,577	11,577	11,485

Balance Sheet Data (in thousands) of IIS:

	At December 31,
	2006	2005	2004	2003	2002

Working capital	$4,449	$(191)	$(86)	$113	$198

Cash and cash equivalents	4,705	41	93	$133	$397
Total assets	4,713	43	105	$335	$549
Short-term bank credits					$1
Shareholders' equity (capital deficiency)	$4,447	$(192)	$(86)	$118	$252

Statement of Operations Data (in thousands, except per share data) of IIS:

For the nine month period ending September 30	2007	2006
	(Unaudited)	(Unaudited)

Income from Management Fee	33
General and Administrative Expenses	(479)	(63)
Financial Income (expenses)- net	251	8
Loss Before Tax on Income	(195)	(55)
Tax on Income	10
Net loss for the period	(205)	(55)

Loss per share - basic and diluted	$(0.02)	$(0.01)
Weighted average number of shares (in
thousands) - basic and diluted	11,577	11,577

Balance Sheet Data (in thousands) of IIS:

	September 30, 2007 (Unaudited)	December 31, 2006 (Audited)

Working capital	$685	$4,449

Cash and cash equivalents	881	4,705
Total current assets	952	4,710
Shareholders' equity (capital deficiency)	4,238	4,447

Statement of Operations Data (in thousands, except per share data) of Witech:

For the period ending	Nine month period ending September 30		Year Ended December 31,	Year Ended December 31,
	2007	2006	2006	2005
	Unaudited		Audited	Audited

Revenues	$1,369	$183	$272	$25
Cost of revenues	1,573	452	740	57

Gross loss	(205)	(269)	(468)	(32)
Research and
development costs, net	239	361	407	200
Selling, general and administrative	2,085	597	820	208
Operating loss	(2,528)	(1,227)	(1,695)	(440)

Financial expenses- net	(539)	(214)	(316)	14
Loss before taxes on income	(3,067)	(1,441)	(2,011)	$(454)

Taxes on income	77	4	5
Net loss	$(3,144)	$(1,445)	$(2,016)	$(454)

Loss per share - basic and diluted	$(127.6)	$(77.2)	$(105.4)	$(29.4)

Weighted average number of shares (in
thousands) - basic and diluted	24.6	18.7	19.1	15.4

Balance Sheet Data (in thousands) of Witech:

	At September 30,		At December 31,
	2007	2006	2006	2005
	Unaudited	Unaudited	Audited	Audited

Working capital	$(4,778)	$(489)	$(873)	$30

Cash and cash equivalents	82	42	31	20
Total assets	3,177	1,112	963	288
Short-term bank credits	266	162	253	21
Shareholders' equity (capital deficiency)	$(3,581)	$(937)	$(1,209)	$70

Pro-forma combined Statement of Operations (in thousands, except per share data) of the Company and Witech for the year ended December 31, 2006 and for the nine months ended September 30, 2007:

	Nine month period ending September 30, 2007	Year Ended December 31, 2006,
	Unaudited	Unaudited

Revenues	1,369	272
Cost of revenues	1,878	1,147
Gross income (loss)	(509)	(875)
Research and development costs, net	239	407
Selling, general and administrative	2,821	1,298
Operating loss	(3,569)	(2,580)

Capital gain from disposal of investment		4,713
Financial income (expenses)- net	(324)	(400)
Income (loss) before taxes on income	(3,893)	1,733
Taxes on income	(38)	(161)
Net income (loss) for the period	(3,855)	1,894

Earnings (loss) per share - basic and
diluted	(0.17)	0.08

Weighted average number of shares (in
thousands) - basic	23,129	23,129

Weighted average number of shares (in
thousands) - diluted	23,129	25,675

Pro-forma Balance Sheet Data (in thousands) of the Company and Witech for the nine months ended September 30, 2007:

At September 30, 2007, Unaudited

Working capital	968

Cash and cash equivalents	2,618
Total assets	16,066
Short-term bank credits	517
Shareholders' equity (Net of capital deficiency)	$9,291

B. Capitalization and Indebtedness.

        The table below sets forth the unaudited consolidated debt and capitalization, determined in accordance with U.S. GAAP, as of September 30, 2007:

—	On an actual basis
—	On a pro-forma consolidated basis with Witech

        The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information incorporated in this Shell Company report on Form 20-F.

	IIS	IIS and Witech Consolidated	Proforma Adjustments	Pro forma

Short Term Debt	$267	$5,825	$(3,441)	$2,384

Long Term Debt	19	1,219	3,172	4,391

Shareholders' Equity:
Share capital	55	56	(1)	55

Additional paid in capital	41,417	43,734	3,269	47,003
Accumulated deficit	(37,234)	(43,133)	5,366	(37,767)

Total shareholders' equity	4,238	657	8,634	9,291

Total Capitalization and Indebtedness	4,524.0	7,701	8,365	16,066

        The number of issued and outstanding shares as of September 30, 2007 in the table excludes:

—	3,300,000 Ordinary Shares issued or reserved for future issuance under our Share Option Plan (see "Item 6. Directors, Senior Management and Employees - D. Stock Options Plans");

—	the issuance in November 2007 and January 2008 of convertible notes in the aggregate principal amount of $1,655,000 and related warrants to purchase 331,000 of our Ordinary Shares (see "Item 10. Addition Information - C. Material Contracts: Convertible Notes Financing"), except that this principal amount is included in the pro-forma of the long-term debt; and

—	the contemplated issuance of warrants to purchase 4,600,000 of our Ordinary Shares (see "Item 10. Addition Information - C. Material Contracts: Intention to issue warrants").

C. Reasons for the Offer and Use of Proceeds.

        Not applicable.

D. Risk Factors.

        The following risk factors, among others, could in the future affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. Before you decide to buy, hold, or sell our Ordinary Shares, you should carefully consider the risks described below, in addition to the other information contained elsewhere in this annual report. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operation could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occurs. In that event, the market price for our Ordinary Shares could decline, and you may lose all or part of your investment.

        Our acquisition of Witech Communications Ltd contains various risks. On January 2, 2008 we acquired all the outstanding shares of Witech, which is engaged in the development, sale, operation and support of wireless video transmission systems for use on roller coasters and thrill rides in amusement parks as well as other moving attractions. The acquisition resulted in the dilution of our existing shareholders as the shareholders of Witech received approximately 50% of our issued and outstanding shares following the transaction. Witech’s business is subject to various risks such as rapid technological changes in technology, competition, need for substantial working capital, dependence on amusement park seasonality, risks relating to expansion of its business and international operations, risk of lawsuits and liability and dependence on relationships with a relatively small number of companies who own and operate amusement parks worldwide.

        Witech and we have a history of substantial recurring operating losses and we depend on Witech’s future success for any future income. IIS lost approximately $106,000 during the year ended December 31, 2005 and $204,000 during the year ended December 31, 2004. During the year ended December 31, 2006 we had an operating loss of $74,000, but showed a net income of $4,639,000 due to the sale of our holdings in StoreAge. Our operating costs have increased in 2007 due to the termination of our voluntary liquidation proceedings in April 2007 and these costs have further increased significantly due to the Witech transaction. We currently have no material assets other than a limited amount of cash and the shares of Witech. Our ability to achieve any future revenues and to generate profits or gains depends entirely on Witech’s revenues and profitability. We cannot assure you that Witech will prove commercially successful, or that our investment in Witech will be profitable.

        Witech’s net sales revenues in the years that ended December 31, 2005, 2006 and for the nine months that ended September 30, 2007 were $25,000, $272,000 and $1,369,000 respectively. However, Witech’s net losses for the years that ended December 31, 2005, 2006 and for the nine months that ended September 30, 2007 were $454,000, $2,016,000 and $3,144,000 respectively. On a pro forma combined basis giving effect to the Witech acquisition as if it had occurred on January 1, 2006, the Company and Witech had net losses of $3,855,000 for the nine months ended September 30, 2007.

        We have very limited cash resources and any additional raising of capital may lead to significant dilution; Witech may have to cease operations if it does not receive additional funding. We anticipate that we will have to raise at least $4,500,000 of additional financing (net of expenses) to grow the business of Witech in the next twelve months. Presently, Witech does not have sufficient cash resources to meet its requirements in the twelve months following January 8, 2008. These factors raise substantial doubt about Witech’s ability to continue as a going concern. Management is in the process of evaluating various financing alternatives as Witech will need to finance future operating expenses, research and development activities and general and administrative expenses through fund raising in the public or private equity markets. Witech’s financial statements do not include any adjustments that may be necessary should it be unable to continue as a going concern. Witech’s continuation as a going concern is dependent on its ability to obtain additional financing as may be required and ultimately to attain profitability.

        Since Witech has a limited number of customers, loss of any one customer in the future as they build their customer base could hurt its business. Approximately 76% of revenues of Witech in 2007 were derived from two customers operating 11 amusement parks. Although Witech generally enters into long-term contracts with most of its customers, loss of one or more of these principal customers or a material decrease in orders could materially and adversely affect its business, financial position and results of operations.

        Our future growth will depend upon market acceptance of Witech and the development of the market for its products. Witech’s success depends on the acceptance of its products and technologies, development of new products and features and the development of the targeted markets. In 2005, Witech launched its on-ride video system, which we believe to be one of the first and leading on-ride technologies. During 2005, 2006 and 2007 Witech invested, and we expect to continue to invest in 2008, in developing Witech’s on-ride video system and in creating and increasing its market acceptance. There is no assurance that the market or demand for on-ride technologies, such as Witech’s on-ride video system, will develop as rapidly as we expect or at all, or even if such market develops, that we will be successful in marketing and selling Witech’s on-ride video system and growing revenues to justify our investments. In particular, we believe that successful positioning of Witech’s on-ride video system is a critical factor in its ability to achieve growth.

        Our results may be adversely affected by competition. The market for our products is fragmented and intensely competitive. Competition in the industry is generally based on product performance, technical support and price. We compete with international providers, many of whom have significantly greater financial, technical and marketing resources than we have. We anticipate continued growth and competition in the on-ride technology market and, consequently, the entrance of new competitors into the market. Our existing and potential competitors, such as Ridercam GmbH and Socrates Digital Video B.V. who compete with our on-ride video system and Yourday and Colorvison who have off-ride video systems who also compete with our on-ride video system, may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. In addition, three of the largest ride photo companies, Kodak, Colorvision and Picsolve, currently have corporate sponsorship agreements with a number of large park chains. These sponsorship agreements often give the sponsor exclusive rights for all digital media services in the parks. When supplying systems to parks with sponsorship agreements, we may have to split part of the revenues with the sponsor. These agreements may limit Witech’s potential growth into new park chains. We anticipate the need of Witech to enter into its own sponsorship agreements in the future, but it may need to wait for the current agreements to expire. Although these agreements are typically for three years, there is no assurance that the agreements will not be renewed with the current sponsors. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

        Our operating results may vary quarterly and seasonally. Witech recognizes a substantial portion of its revenues in the months of June through September.     Our operating results reflect seasonal trends and we expect to continue to be affected by such trends in the future, primarily in the first and fourth quarters, when we expect to continue to experience relatively lower sales as a result of reduced sales activity in North America during the winter months. Due to the foregoing factors, in some future quarters our operating results may be below the expectations of public market analysts and investors. In such event, it is likely that the price of our Ordinary Shares would be materially adversely affected.

        Our operating results fluctuate significantly.  Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including, but not limited to, the following:

—	the size and timing of significant orders and their fulfillment;
—	demand for our products;
—	changes in our pricing policies or those of our competitors;
—	the number, timing and significance of product enhancements;
—	new product announcements by us and our competitors;
—	our ability to successfully market newly acquired products and technologies;
—	our ability to develop, introduce and market new and enhanced products on a timely basis;
—	changes in the level of our operating expenses;
—	budgeting cycles of our customers;
—	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;
—	product life cycles;
—	software bugs and other product quality problems;
—	personnel changes;
—	changes in our strategy;
—	seasonal trends and general domestic and international economic and political conditions, among others;
—	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and
—	the inherent uncertainty in marketing new products or technologies.

        Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that these or other factors will adversely affect our future operating results.

        Revenues are also difficult to forecast because our sales cycle varies from customer to customer. In light of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Although we have experienced revenue growth in the past, we may not be able to sustain this growth rate, and you should not consider such past growth indicative of future revenue growth, or of future operating results.

        We are subject to risks associated with international operations. Witech and we are based in Israel, but Witech generates almost all its revenues from North America. We intend to increase Witech’s marketing and sales efforts in Europe and the Far East in order to sign agreements with customers in these areas. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to generate or maintain international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

        As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

—	the impact of possible recessionary environments in multiple foreign markets;
—	unexpected changes in regulatory requirements;
—	difficulties and costs of staffing and managing foreign operations;
—	reduced protection for intellectual property rights in some countries;
—	potentially adverse tax consequences; and
—	political and economic instability.

        We cannot be certain that we will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

        The loss of the services of our key personnel may negatively affect our business. Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Charles Moss, David Elooz, Eliyahu Cohen and Ronen Segal. Any loss of the services of members of our senior management or other key personnel, and especially those of Messrs. Moss, Elooz, Cohen and Segal, particularly to a competitor, may adversely affect our business.

        Witech is subject to risks relating to proprietary rights and risks of infringement. Witech has limited patent protection. It is dependent upon its proprietary software technology and Witech relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Except for Witech’s pending patent applications for a system and method for filming and recording attractions in the United States, Europe and Japan, it does not have any trademark, patent or copyright registrations. To protect Witech’s software, documentation and other written materials, it relies on trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to Witech’s technology. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Witech’s products or to obtain and use information that Witech regards as proprietary. It is difficult to police the unauthorized use of products in our field, and Witech expects software piracy to be a persistent problem, although it is unable to determine the extent to which piracy of its software products exists. In addition, the laws of some foreign countries do not protect Witech’s proprietary rights as fully as do the laws of the United States. Witech cannot be certain that its means of protecting its proprietary rights in the United States or abroad will be adequate or that its competition will not independently develop similar technology.

        Witech is not aware if it has infringed any proprietary rights of third parties. It is possible, however, that third parties will claim that Witech has infringed upon their intellectual property rights. Witech believes that software product developers will increasingly be subject to infringement claims as the number of products and competitors in its industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for Witech to defend any such claims, with or without merit, and any such claims could:

—	result in costly litigation;
—	divert management's attention and resources;
—	cause product shipment delays; and
—	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

        If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.

        Technological changes may adversely affect the market acceptance of our products and services. We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements. The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Any future success will depend upon our ability to address the increasingly sophisticated needs of our customers by, among others:

—	supporting existing and emerging hardware, software, databases and networking platforms; and
—	developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements.

        Witech’s products may contain defects that may be costly to correct, delay market acceptance of its products, harm our reputation and expose us to litigation. Despite testing by Witech, errors may be found in its software products. If defects are discovered, Witech may not be able to successfully correct them in a timely manner, or at all. Defects and failures in its products could result in a loss of, or delay in, market acceptance of Witech’s products and could damage its reputation. Although Witech’s standard license agreement with its customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and Witech could fail to realize revenues and suffer damage to its reputation as a result of, or in defense of, a substantial claim.

        Our efforts to increase our presence in the North America, Europe and Asia may not be profitable. Our success in becoming a stronger competitor in the sale of our on-ride technology is dependent upon our ability to increase our sales in the North America, Europe and Asia. Our efforts to increase our penetration to these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations.

        We do not anticipate paying cash dividends on our Ordinary Shares in the foreseeable future. We do not anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future under our current financial condition. Future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by Israeli law) or otherwise upon the permission of the court. You should not rely on an investment in our company if you require dividend income from your investment. The success of your investment will likely depend entirely upon any future appreciation of the market price of our Ordinary Shares, which is uncertain and unpredictable. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased your Ordinary Shares.

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

        The delisting of our Ordinary Shares from the Nasdaq SmallCap Market has decreased the liquidity and increased the volatility of our Ordinary Shares. Our Ordinary Shares were delisted from the Nasdaq SmallCap Market effective January 23, 2003. In addition, after being traded on the OTC Bulletin Board from January 23, 2003 until August 23, 2004, the Company’s Ordinary Shares were delisted from the OTC Bulletin Board and have thereafter been traded on the Pink Sheets Electronic Quotation Service (“Pink Sheets”). The delisting of the Company’s Ordinary Shares from The Nasdaq SmallCap Market and the OTC Bulletin Board has materially and adversely decreased the liquidity and market price of the Ordinary Shares, and may increase both volatility and the “spread” between bid and asked prices of the shares. Our share price may be volatile. The market price of our Ordinary Shares may fluctuate following the announcement of financial results or new product introductions by Witech or its competitors or other matters such as military, political or economic developments in the Middle East and the market for technology stocks generally.

        Our financial results may be adversely affected by inflation and currency fluctuations. Since our functional currency is the U.S dollar and we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies (including the NIS) may have a material adverse affect on our results of operations. We are exposed to the risk of fluctuation in the U.S. dollar/shekel exchange rate. In 2007, we derived almost all of our revenues in U.S. dollars, however, most of our expenses were denominated in shekels. Our NIS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar depreciates against the NIS, this will adversely effect our profit margins. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel or the United States.

        The future issuance of warrants to certain IIS shareholders will dilute other shareholders. As previously determined by our Board of Directors and publicly announced, subject to and following compliance with applicable Israeli and United States securities laws and regulations, we issued, for no additional consideration, to all shareholders of IIS of record as of November 9, 2007, warrants to purchase an aggregate of 4,600,000 of our Ordinary Shares, on a pro-rata basis according to the percentage holding of each such shareholder in the issued and outstanding share capital of IIS on such date. These warrants will be exercisable at the price of $0.44 per share. These warrants, when issued, will dilute all our shareholders who are not entitled to such warrants.

        A group of shareholders beneficially owns a substantial amount of our shares and may influence our affairs. Although no agreement has yet been signed between Mr. Robi Hartman, CDC Holdings Ltd. (“CDC”), Charles Moss (and a company owned by him), David Elooz, Eliyahu Cohen and Ronen Segal, such parties have informed us that they are negotiating a voting agreement. It has been agreed in principle that without derogating from the rights of any of the other shareholders of the Company, Hartman and CDC and their affiliates, on the one hand, and Messrs. Moss, Elooz, Cohen and Segal and their affiliates, on the other hand, shall have the right to nominate fifty percent (50%) of the nominees to the Board of Directors of the Company (excluding the “External Directors” as defined in the Israeli Companies Law). These shareholders own an aggregate of approximately 35.17% of our outstanding voting power (and beneficially owns, including Ordinary Shares issuable upon the exercise of warrants, convertible notes and options, an aggregate of approximately 34.96% of our outstanding Ordinary Shares). As a result, this group of shareholders has a significant influence on the election of our directors. This concentration of ownership of our Ordinary Shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our Ordinary Shares. This concentration of ownership may also adversely affect our share price. It is contemplated that this agreement shall continue until the earlier of (i) January 1, 2013, and (ii) the date upon which the shareholding of Mr. Hartman and CDC, and their affiliates, on the one hand, and Messrs. Moss, Elooz, Cohen and Segal and their affiliates, on the other hand, is reduced below 10% of the one our the issued and outstanding share capital.

Risk Factors Relating to Our Operations in Israel

        Conducting business in Israel entails special risks. We are incorporated under the laws of, and our executive offices and research and development facilities, and those of Witech are located in the State of Israel. Although most of Witech’s sales are made to customers outside Israel, it is nonetheless directly affected by the political, economic and military conditions affecting Israel. Any of Witech’s manufacturing operations would be heavily dependent upon components imported from outside of Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel that resulted in economic losses. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. The establishment of a government in the Palestinian Authority in early 2006 by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. We can give no assurance that security and political conditions will not have an impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

        Our results of operations may be negatively affected by the obligation of our personnel to perform military service. Many of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

        Because Witech received grants from the Israeli Office of the Chief Scientist, it is subject to ongoing restrictions. Witech received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. Witech is obligated to pay royalties with respect to the grants received. In addition, the terms of the Chief Scientist grants limit its ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. Any non-Israeli who becomes a holder of 5% or more of Witech’s share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

        We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the new Israeli shekel against the U.S. dollar. A portion of our expenses, primarily labor expenses, is incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In 2004, 2006 and 2007 the U.S. dollar devaluated against the NIS by 1.6%, 8.2% and 8.97%, respectively, while in 2005, the U.S. dollar appreciated against the NIS by 6.8%. We may be materially and adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

        Anti takeover provisions could negatively impact our shareholders. Some of the provisions of Israeli law could:

—	discourage potential acquisition proposals;

—	delay or prevent a change in control over us; and

—	limit the price that investors might be willing to pay in the future for our Ordinary Shares.

Generally, under Israeli corporate law, the board of directors and the shareholders of each of the merging companies must approve a merger. If the share capital of the non-surviving company consisted of more than one class of shares, the approval of each class is also required. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 50 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar and at least 30 days have passed from the shareholders approval of each of the merging companies. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules may not apply if the acquisition is made by way of a merger. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws. Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a significant body of case law has not yet developed with respect to many aspects of the new Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

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

        Your rights and responsibilities as a shareholder will be governed by Israeli Law and differ in some respects from the rights and responsibilities of Shareholders under U.S. law. We are incorporated under Israeli law. The rights and responsibilities of holders of our Ordinary Shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith. Moreover, the law is relatively new and there is no case law available on the duty of a non-controlling shareholder to act in good faith.

        As a foreign private issuer, we may follow certain home country corporate governance practices. As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of certain requirements applicable to domestic private issuers. As a foreign private issuer, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, quorum at shareholders’ meetings and contents of proxy statements. In addition, we may follow our home country law, which requires that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

Item 4. INFORMATION ON THE COMPANY

A. Share Exchange Agreement with Witech

        The following description describes certain of the material terms of the Share Exchange Agreement between the Company, Witech and the shareholders of Witech dated November 5, 2007, as amended on January 2, 2008 (the “Exchange Agreement”). This description of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, which is attached as an Exhibit to this Shell Company Report on Form 20-F.

        The Exchange of Shares

        Pursuant to the Exchange Agreement, we acquired all the issued and outstanding shares of Witech, in consideration for the issuance of 11,552,229 of our Ordinary Shares, with NIS 0.003 nominal value each (“Ordinary Shares” and the “Exchange Shares”, respectively) to the shareholders of Witech (the “Witech Shareholders”) and Witech became our wholly owned subsidiary. The Exchange Shares constitute approximately 50% of our total issued and outstanding share capital and approximately 34.07% of the outstanding share capital, on a fully-diluted basis, including the reservation of 3,300,000 Ordinary Shares under our 2007 Israeli Share Option Plan, the contemplated issuance of warrants to purchase 4,600,000 Ordinary Shares to all our shareholders of record on November 9, 2007 and the convertible notes and related warrants issued by us in November 2007. See “Item 10. Addition Information – C. Material Contracts”.

        Termination of Witech Options

        Each of the options, warrants and other rights to purchase Witech Shares or other non-cash compensation to the Witech Shareholders or the employees of Witech (which included all outstanding options granted under Witech’s stock option plans and Witech’s stock option agreements) that were outstanding at the closing were terminated without any liability or obligation on the part of Witech or to us.

        Limitation of Assumed Liabilities

        At the date of signing the Exchange Agreement and except as agreed in writing by IIS, the aggregate total liabilities (of any kind or nature whatsoever) of Witech (on a consolidated basis), including any of the Witech Shareholders or any of their affiliates, on a consolidated basis (including interest calculated up to the scheduled repayment date) were not to exceed $2,357,815 according to the breakdown approved by IIS. At the closing of the Exchange Agreement, we agreed to accept total liabilities of Witech in the aggregate amount of $2,443,782 out of which liabilities in the aggregate amount of approximately $630,000 are only to be paid after the Company raised at least $6,000,000 in equity or convertible debt financing ($1,655,000 of this amount have already been invested). All shareholders and all holders of any other rights to shares of Witech signed waivers and releases in favor of Witech and IIS, except with respect to the liabilities agreed by IIS.

        Representations and Warranties

        The Exchange Agreement contains certain representations and warranties by IIS relating to, among other things: organization and qualifications of IIS; approvals; capitalization; liabilities; intellectual property; legal proceedings; changes of operations of IIS; compliance with Laws; material contracts; assets; loans and encumbrances; employment matters; finder’s fee; tax returns filed and taxes paid; tax claims and liens.

        The Exchange Agreement contains representations and warranties by Witech and certain Witech Shareholders relating to, among other things: organization and standing; authorization and enforceability; approvals; no violation; capitalization; subsidiaries; financial statements; liabilities; employee compensation plans; compensation; employee agreements; guarantees; contracts; financial change; property damage; dividends; labor disputes; employee arrangement; securities; amendments to charter documents; taxes; change of accounting method; intellectual property; personnel; software performance; software contracts; marketing agreements; third-party rights; other agreements; title to properties; litigation; environmental compliance; finder’s fee; employment matters; product warranty; customers and suppliers; relationships with related persons; restrictions on business activities; grant incentives and subsidies.

        Indemnification

        The Witech Shareholders, severally and jointly, have agreed to indemnify and hold us and our shareholders, officers, directors, representatives, agents, successors and assigns harmless from and against any of the liabilities and obligations in excess of the amounts specified in the agreement or that are not assumed by us (collectively, the “Excluded Liabilities”), provided however that the sole source of such indemnification shall be the proceeds from the sale of twenty five percent (25%) of the Exchange Shares (the “Escrow Shares”) except in the case of fraud and breaches of the capitalization and ownership of shares for which the remedy would not exceed the aggregate monetary value of the representations regarding Exchange Shares at the closing and for which claims could be made until the expiration of the applicable statute of limitations. The Escrow Shares shall be placed in escrow during the Restrictive Period (as defined below) and will be used as collateral to satisfy any claims, demands or actions related to the Excluded Liabilities and/or liabilities, costs and expenses relating to any breach of the representations, warranties and covenants of Witech and the Shareholders (collectively, “Claims”). In the event of any Claims, the escrow agent may sell the Escrow Shares to satisfy the Claims.

        Witech Shareholder Non Compete

        All the shareholders of Witech who are employees or consultants of Witech or its subsidiary (directly or through affiliates), as well as certain officers and directors of Witech undertook not to compete, directly or indirectly, with respect to Witech’s business until December 31, 2009. This will not derogate from any non-compete undertakings that will be included in employment agreements between any such persons and IIS.

        Restriction on resale of Exchange Shares

        According to an amendment to the Exchange Agreement dated January 2, 2008, the parties decided that the share exchange will not be a tax-free exchange required an Israeli tax ruling that would restrict sales of the Exchange Shares and all our shares held by our other shareholders holding 5% or more of the issued and outstanding shares of IIS immediately following the closing of the Exchange Agreement for a period of 24 months following the closing of the Exchange Agreement. However, former Witech shareholders holding 7,341,470 of the Exchange Shares, except for an amount of Exchange Shares not exceeding 250,000 as shall be specified in writing in a notice from the shareholders’ representative on behalf of such shareholders to IIS and except as may otherwise be agreed in writing by IIS, such shareholders shall not directly or indirectly (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of), or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of, the Exchange Shares, or (3) publicly disclose the intention to do any of the foregoing, for a period commencing on the date of the Closing and the ending twelve (12) months following the closing. In order to ensure compliance with this restriction, all the Exchange Shares subject to this restriction shall be held in escrow during the relevant 12-month period.

B. History and Development of the Company

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

– For information regarding our operations and various corporate disposition transactions in which we engaged from 1999 through 2003, please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

– As of December 31, 2003 we were no longer engaged in any operational business activity other than managing our minority holdings in StoreAge and Enargis. See Item 4. “C. Business Overview – Sale of StoreAge and Sale of Enargis”. On July 29, 2004 approximately 96% of our shareholders present and voting at a general meeting of shareholders, approved our voluntary liquidation and the appointment of Messrs. Robi Hartman and Aharon Jacobowitz as our joint liquidators.

– From 2005 through 2007 we engaged in the following transactions:

– In February 2005, StoreAge raised $5,900,000 in convertible bridge loan financing from its shareholders. We did not participate in that financing.

– In October 2005, in contemplation of an initial public offering of StoreAge on the Alternative Investment Market of the London Stock Exchange, all classes of preferred shares of StoreAge and outstanding bridge loans were converted into ordinary shares of StoreAge based on the amount actually invested in StoreAge and all preferential shareholder rights were cancelled. Following this conversion we held 13% of the issued and outstanding share capital of StoreAge (11.74% on a fully diluted basis). The proposed initial public offering of StoreAge was aborted in November 2005 due to the inability of StoreAge to meet its sales forecast and decreased expected sales forecast.

– On March 26, 2006, StoreAge received a loan in the amount of $4,000,000 from an Israeli venture lending fund. The loan principal was to be repaid in 24 equal monthly installments, beginning 12 months from the closing date. The loan bore annual interest of LIBOR +5%, to be repaid on a quarterly basis. In consideration, the lender received warrants to purchase shares of the StoreAge equal to 2.6% of its outstanding fully diluted share capital. A first-ranking floating charge and specific charge on the assets of StoreAge was registered on behalf of the lender to secure the loan.

– In October 2006, all shareholders of StoreAge, including us, signed a share purchase agreement with LSI Logic Corporation (“LSI”) for the sale of all issued and outstanding shares of StoreAge to LSI. In November 2006, the sale was closed and LSI paid us gross proceeds of $5,416,692 for all our shares, out of which $703,793 is held in escrow to satisfy certain possible future claims for a period of 18 months following the closing. At the time of this closing, we held 12.68% of the issued and outstanding share capital of StoreAge (10.89% on a fully diluted basis). This additional dilution resulted from the issuance of shares, the issuance of warrants to an Israeli venture lending fund that provided the $4,000,000 to StoreAge in March 2006 (that was repaid by LSI) and the increase of shares reserved for options pursuant to StoreAge’s incentive share option plans. For a discussion of the agreement with LSI, see Item 4. “Information on the Company – Sale of StoreAge”.

– In February 2007, we signed an MOA with Witech with respect to a contemplated acquisition of Witech.

– On April 17, 2007, at our general meeting of shareholders, the termination of our voluntary liquidation was approved by an almost unanimous vote of a majority of the shareholders present and voting at the meeting.

– On April 17, 2007, we entered into a Memorandum of Agreement with Witech and its shareholders for the merger of Witech into IIS in consideration for the issuance of 50% of our issued and outstanding Ordinary Shares.

– From April 23, 2007 through December 31, 2007, we provided various loans to Witech in the aggregate amount of $4,590,000.

– On May 15, 2007, the board of directors approved the future distribution of five-year warrants for no consideration on a pro-rata basis to all shareholders of the Company who were holders of record at the record date for the purpose of voting at the general shareholders meeting of the Company for the purpose of approving the Exchange Agreement, to purchase an aggregate of 2,300,000 of our shares, at an exercise price equal to the average closing price of our shares 20 days prior to the date of closing of the Witech acquisition. These warrants will be issued following the closing date of the acquisition and will be non-transferable and non-exercisable until a registration statement covering their resale and exercise is filed and declared effective by the SEC.

– On May 23, 2007, we, together with all the other shareholders of Enargis, transferred all our shares in Enargis to West End Technology Investments Ltd. (an affiliate of our chief executive officer and principal shareholder) for no consideration other than the assumption by West End of all Enargis’ liabilities. (See Item 4. “C. Business Overview – Sale of Enargis”).

– On November 5, 2007, our Board of Directors approved, subject to and following compliance with applicable Israeli and United States securities laws and regulations, the issuance, for no additional consideration, to all our shareholders at the record date determined for the purpose of the shareholders’ meeting convened to approve the Exchange Agreement (November 9, 2007), and the warrants to purchase an aggregate of 4,600,000 of our Ordinary Shares, on a pro-rata basis according to the percentage holding of each such shareholder in our issued and outstanding share capital on such record date. This includes the warrants to purchase 2,300,000 Ordinary Shares previously authorized in May 2007. The exercise price of each warrant is $0.44 (the average trading price per share of our Ordinary Shares during the twenty trading days prior to the closing of the Exchange Agreement). The warrants will be exercisable for cash or on a cash-less exercise basis. These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” shall mean either (i) the merger of the Company into another company in which the Company is not the surviving entity, or (ii) the purchase of all or substantially all of our shares. These warrants will be non-transferable and non-exercisable until all applicable Israeli and United States securities laws and regulations have been complied with in connection with the warrants and the underlying shares, including without limitation, that a registration statement covering the issuance of the underlying shares is declared effective by the SEC.

– On November 5, 2007, we signed the Exchange Agreement with Witech and its shareholders. On December 20, 2007, our stockholders approved the Exchange Agreement and all transactions contemplated therein. On January 2, 2008, pursuant to this agreement, we acquired all the issued and outstanding shares of Witech, in consideration for the issuance of approximately 50% of our issued and outstanding Ordinary Shares to the shareholders of Witech and Witech became our wholly-owned subsidiary.

– On November 15, 2007, we signed definitive agreements with private investors for the issuance of convertible notes in the principal amount of $1,655,000, out of which $827,500 was invested on November 2007 and the remaining 50% was invested at the beginning of January 2008 following the closing of the Exchange Agreement. We issued warrants to purchase 331,000 of our Ordinary Shares to the purchasers of the notes at an exercise price of $0.44 per share. For a detailed description of the terms of the notes and warrants, see “Item 4. Additional Information- C. Material Contracts”.

        Our executive offices are located at 33 Jabotinsky Street, Ramat Gan, Israel, our telephone number is (+972) 3-751-0007 and our facsimile number is (+972) 3-575-0595. Our agent for service of process in the United States is Thelen Reid Brown Raysman & Steiner LLP located at 875 Third Avenue, New York, New York 10022.

C. Business Overview

        Prior to January 2, 2008, we had no operating business other than providing management services to Witech. All business activities are currently conducted through Witech, which became our wholly-owned subsidiary as of January 2, 2008. We have another wholly-owned Israeli subsidiary, IIS Manufacturing Ltd., which has no assets and has been inactive since 1999.

        Sale of StoreAge

        In order to enable total focus on the new fast growing, large storage area networks (“SANs”) and fibre channel market, in January 1999, we formed StoreAge, a separate entity whose sole purpose was to concentrate on storage networking development, production and marketing activities.

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

        In October 2006, all shareholders of StoreAge, including us, signed a share purchase agreement with LSI Logic Corporation (“LSI”) for the sale of all issued and outstanding shares of StoreAge to LSI. In November 2006, the sale was closed and LSI paid us gross proceeds of $5,416,692 for all our shares, out of which $703,793 is being held in escrow to satisfy certain possible future claims until May 2008. At the time of this closing, we held 12.68% of the issued and outstanding share capital of StoreAge (10.89% on a fully diluted basis). This additional dilution resulted from the issuance of shares, the issuance of warrants to the Israeli venture lending fund that provided a $4,000,000 loan to StoreAge in March 2006 (that was repaid by LSI) and the increase of shares reserved for options pursuant to StoreAge’s incentive share option plans.

        Sale of Enargis

        On May 23, 2007, considering the bleak business prospects of Enargis and the costs involved of maintaining our shareholding in Enargis, we, together with all the other shareholders of Enargis, transferred all our shares in Enargis to West End Technology Investments Ltd., a company owned and controlled by Robi Hartman, for no consideration other than the assumption by West End of all Enargis liabilities. (For a further discussion of Enargis and our disposition of shares in Enargis, please refer to our Annual Report on form 20-F for year ended December 31, 2006).

        Witech

a.	Witech’s Business Overview

        Witech is an Israeli company that was incorporated in February 2004. Together with its wholly owned Delaware subsidiary, CDRide Corp., Witech is engaged in the field of video transmission using wireless communications. Witech develops, manufactures, installs, operates and supports on-ride video systems for use on thrill rides and other attractions in amusement parks. Witech’s current product is a proprietary wireless video transmission system for use on various moving attractions. It is a small video camera and a wireless transmitter that is attached to each car of a roller coaster. The camera films the riders during the ride and transmits the video data to a wireless receiver and a computer. The video file is then edited and can be burned to a DVD for purchase. In addition to a DVD, the rider is also given the opportunity to purchase a set of four to sixteen printed pictures captured from various video frames during the ride.

        Generally, Witech installs the relevant equipment such as the computer server, wireless infrastructure, plasma screens and a point-of-sale area in return for compensation that is derived from a percentage of the revenues received by the amusement park operator or from the sale of the DVDs. However, Witech also has the ability to sell the complete on-ride photographic system and provide support services. As of October 31, 2007, Witech had systems installed on twenty-six rides in most of the major amusement park chains in the United States and Canada including Cedar Fair, Six Flags, Busch Entertainment and the MGM Grand. One of Witech’s systems has been installed in France.

b.	Industry Background

        Today there are approximately 2,100 roller coasters worldwide. There are three main types of roller coasters: thrill rides, family rides and kiddy rides. Thrill rides are the most prevalent type of roller coaster. These are the famous roller coasters that are usually the flagship rides in most parks. They tend to be large and have annual capacities in the ranges of 1,000,000 – 2,000,000 riders per year. Family coasters tend to be smaller than large thrill rides. Family coasters will have annual capacities of 1,000,000 riders or less. Kiddy coasters tend to be the smallest and have riders that are between 3-13 years old. Kiddy coasters generally have annual capacities of 200,000 to 700,000 riders per year. In addition to these roller coasters there are more than 1,000 log-flumes (water coasters) and another 1,000 active attractions that can use on-ride photographic systems. Although accurate figures are unavailable, it is estimated that a significant and growing proportion of all roller coasters utilize a photographic system. Ride photographic systems first appeared in the industry almost twenty years ago and have been growing in popularity with time. The current standard is a fixed system whereby the camera is in a static position and takes photographs of the roller coaster as the roller coaster passes the position of the camera. There are limitations to photographic systems. Since, the camera is fixed, it is only able to capture the riders once during the ride. As the coaster passes the camera the rider may not be in the optimum position or have the preferred facial expression and as a result the opportunity to capture such an experience is lost. Additionally, since only one picture is taken, the rider is unable to fully capture his/her experience from a still photograph of only a small portion of the ride. Difficulties have also arisen in hanging or inverted roller coasters, as picture quality is often poor due to the inability to have the proper camera locations and angles.

c.	Witech’s Solution

        As an alternative to a fixed photographic system, Witech offers an exciting next-generation product that is already filling a natural slot among today’s young, hi-tech riders. With Witech’s product, customers can purchase both DVDs and pictures. It is Witech’s assumption that riders will prefer to purchase a DVD of the ride (or a DVD and a set of photographs) rather than just one photograph.

        Unlike fixed photographic systems that can only offer one photograph at fixed locations, multiple action photographs can be provided by Witech’s system, thus giving the rider a better selection of possible positions and facial expressions. Additionally, a DVD as opposed to a single photograph, captures the whole ride and enables the viewer to relive the entire experience instead of only one particular moment. A DVD also has a high-tech appeal and riders will be attracted by the ease with which they can share the movie of their ride with their friends.

        Another benefit of the Witech system over the single photograph static systems is that the DVD is interspersed with other scenes from the roller coaster and the park, providing much more of the day’s experience. Further, movies from other rides can also be stored on the same DVD giving a virtual “album” of a whole day at the park.

        Since Witech’s system is installed on the cars of the roller coaster it also does not suffer from the same limitations of fixed photographic systems. The Witech system can be attached to inverted or hanging roller coasters and provide the proper angles and clarity for the images.

        An additional benefit of the Witech System is that the DVD video can provide advertisement clips for the park or its affiliates.

d.	Witech’s Strategy

        It is Witech’s goal to firmly establish itself as the market leader for on-ride video systems. Witech’s strategy for achieving this objective includes the following elements:

–	Capitalize on Viral Video Growth. An increasing number of people are uploading their personal experiences on websites such as Youtube, Metacafe and Myspace. Witech intends to capitalize on this growth opportunity through Witech’s ability to provide riders with videos that can be posted on the Internet. Witech is also looking to develop a number of new technologies that are designed to further enable riders to download or upload their video in a simpler manner.

–	Expand Distribution, Consulting and Implementation Through Strategic Alliances. Witech intends to seek strategic alliances with leading camera companies and to increase its market penetration. An alliance with a major camera company, if consummated, would be expected to provide qualified customer introductions and enhance the generation of license revenues.

–	Enhance Presence in Targeted Vertical Markets. Witech’s product is designed to be easily adaptable to different vertical markets, and Witech’s products can be adopted by customers across a broad range of industry segments, including video games, racecars as well as in helicopter and plane rides. Witech intends to penetrate vertical markets that it believes represent significant revenue opportunities. Witech intends to dedicate sales and marketing resources targeted at specific vertical markets.

–	Build Upon Witech Awareness. Witech intends to leverage its installed base of customers and to make substantial investments in sales and marketing to increase its visibility and market share. Witech will focus on increasing its sales to existing customers and new customers. Witech also intends to expand its geographic coverage by increasing its presence, including in Europe, the Middle East and the Pacific Rim.

–	Maintain Technological Leadership. Witech believes that it is a leader in on-ride videos and it intends to continue its leadership in this area. The second generation of its core product will be produced at a lower cost allowing it to be installed on many rides that are currently not fiscally viable for its current product. Witech will continue to invest in its products to enhance their quality and profitability. Witech intends to incorporate new technologies for providing the riders with on-ride videos of their experiences.

e.	Products

        Witech’s current system is based on a video camera, a small digital video processor and a wireless transmitter unit that is installed on each car of a roller coaster or other ride. Once the ride starts, the camera starts filming the riders (typically 2 riders per camera). The recorded footage is stored on the on-board processor. The video file is processed in real-time and transmitted wirelessly to the “base station” when the car returns to the starting point.

        The video file is processed and interleaved with pre-filmed video clips of the roller coaster ride taken from different vantage points. Thereafter, a short preview with a video clip of each rider is displayed on a bank of video monitors located in the sales booth at the exit ramp of the ride. As the riders disembark from the ride, they walk past the sales booth and each rider is able to choose his video clip on a numbered screen, in the same manner that still photographs are displayed today. When a rider places an order, the sales attendant will copy the processed file onto a DVD and give it to the customer. The video editing/copying are all part of Witech’s proprietary software. The DVD format will enable playback either on a personal computer or on a standard home DVD player.

        Witech’s additional products include four to sixteen passport-size photographs taken from different locations on the ride and a movie down-loaded onto a Disc-on-Key (“DOK”).

f.	Professional Services

        Witech’s customers do not typically purchase consulting services, as Witech is usually responsible for the Witech system. Although Witech offers professional services with the initial deployment of its product, as well as on an ongoing basis to address the continuing needs of its customers these services are regarded as part of the overall product. Witech does however provide yearly service contracts to parks that purchase systems. As of December 31, 2007, Witech’s professional services organization consisted of six experienced professionals. Many of its service professionals have advanced degrees or considerable experience in digital video processing and wireless communications. Witech expects that the number of service professionals and the scope of the services that it offers will increase as Witech continues to address the expanding enterprise infrastructure needs of large amusement parks.

g.	Customers

        More than 20 customers are currently using Witech’s systems including but not limited to Six Flags, Cedar Fair, the MGM Grand, Adventuredome and Sesame Place. In 2007, 3 amusement parks accounted for more than 56% of Witech’s revenues. Approximately 76% of revenues of Witech in 2007 were derived from two customers operating 11 amusement parks. Revenues from the sale of Witech’s products and services in North America accounted for $262,000, or 96% of Witech’s total revenues in 2006 and up to September 30, 2007 were $1,369,000 million, or approximately 100% of Witech’s total revenues in during this period in 2007. The Israeli market is negligible and Witech believes that revenues from sales outside Israel will continue to account for the predominant portion of its total revenues for the foreseeable future.

        As of December 31, 2007, Witech has installed 26 video/photo on-ride systems (video and still pictures) and 3 photo-only on-ride systems (without video).

h.	Sales and Marketing

        Witech offers its products and services primarily through a direct sales force in the United States and Israel. Its sales efforts in North America are conducted from its office in Atlanta, GA. Witech conducts comprehensive marketing programs that include advertising, direct mail, public relations, trade shows and customer relations from its headquarters in Or Yehuda, Israel. Witech’s sales and marketing organization consists of 5 employees as of December 31, 2007.

        Witech believes that its continued growth and profitability will require it to expand its existing international operations and enter new international markets. Witech’s strategy is to substantially expand its network of salespeople to provide a worldwide sales and marketing presence for its products. In particular, Witech intends to expand its distribution capabilities in the Asian and European markets.

i.	Product Development

        Witech has a product development plan to reduce the cost of the on-ride computer, camera and wireless transmitter. The next generation of the camera/computer module is contemplated to be much smaller than the current version and will require much less power. One of the limitations of Witech’s present system is that it has to be recharged every night. The new version will require charging only once a week. With the low-cost version of the camera/computer, servicing is expected to be easier and Witech expects that the systems will require less technical supervision. With the low-cost, next-generation system, Witech will also be able to install systems on many more rides since not all rides generate revenues that justify the current costs of the system.

        It is also anticipated that in the future Witech will adapt its on-ride system to many other rides and attractions such as helicopters, airplanes, arcade games, go-karts, race cars, water slides, log flumes and climbing walls.

        It is anticipated that Witech will record 20,000,000 personal videos in 2008. As such, Witech is currently exploring ways of using this video content to increase revenues. Web-based commerce and video and picture storage are some of the ideas Witech is investigating. Partnering with the parks on interactive web sites based on the park visitors’ videos and photos is another possibility.

        Witech has identified the need to design and operate web-based storage of the movies recorded. It is anticipated that the web will allow riders to purchase movies of their ride using the Internet, but Witech is still developing its business model for this service. Witech is also contemplating the development of an interactive web site that would host the photos and videos of the rides at different parks.

Grants from the Office of the Chief Scientist

        Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by a research committee of the Office of the Chief Scientist (“OCS”) of Israel’s Ministry of Industry, Trade and Labor, are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. In order to be eligible, the applicant must be an Israeli company that proposes to invest in the development of industrial know-how, the development of new products, the development of new processing or manufacturing procedures or the development of significant improvements to an existing process or product. A committee of the OCS reviews the applications, evaluates the feasibility of the proposal, determines whether or not to approve a grant, and also determines the extent of Chief Scientist funding (within a range specified by the law) for approved projects. Depending on the nature of the project, the OCS grants generally amount up to 50% of the approved research expenses.

        Under the terms of the grants we received from the OCS we are obligated to pay royalties of 3.5% on sales of products incorporating know-how developed within the framework of each funded program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants received.

        The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. If any of the manufacturing is performed outside of Israel, the company would ordinarily be required to pay royalties at an increased rate and to increase the aggregate repayment amount to between 120% and 300% of the grant amount, depending on the manufacturing volume that is performed outside Israel, except in special cases that receive the prior approval of the research committee, and subject to certain payments to be made to the Israeli Government (generally an amount no less that the aggregate grants plus interest less royalties paid).

        The Research Law also provides that know-how from the research may not be transferred to third parties in Israel without prior approval of the research committee. This approval, however, is not required for the sale or export of any products resulting from such research and development. Approval of such transfer of know-how may be granted in specific circumstances, only if the recipient abides by the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the significant stockholders of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the OCS to comply with the Research Law. In addition, the rules of the OCS may require prior approval of the OCS or additional information or representations in respect of certain of such events.

        The funds available for OCS grants out of the annual budget of the State of Israel have been reduced, and the Israeli authorities have indicated that the government may further reduce OCS grants in the future.

        In 2005 and 2006 Witech received grants from the Chief Scientist aggregating $128,912 for a certain research and development project. As of December 31, 2006, Witech has outstanding contingent obligations to pay royalties in amount of $133,000 in respect of future sales of products derived from such research and development.

j.	Customer Service and Support

        Witech’s support centers are located in Israel and the United States. Its customer service group handles incoming calls, shipping requests, call logging, maintaining customer information and responding to basic product questions. Witech’s technical support engineering group is responsible for all technical cases. Witech’s technical support engineering group interfaces with its research and development group for product maintenance and bug fixing. As of December 31, 2007, Witech’s support organization consisted of 6 employees.

k.	Competition

        The markets for on-ride video systems are intensely competitive and are characterized by rapid technological advances, frequent new product introductions, evolving industry standards and price erosion.

        We believe that the principal competitive factors in our market include:

—	high-quality performance of products;

—	ease of use;

—	level of integration with existing equipment;

—	cost of products;

—	effective sales, marketing and distribution;

—	brand awareness;

—	training, service and support; and

—	intellectual property leadership and superiority.

        We consider our primary competition in on-ride video systems to be existing ride photography in which a photograph is taken of riders at some point on the ride and offered to every rider for sale at the disembarkation point. Witech’s alternative to the fixed photographic system is its on-ride video product that enables customers to purchase both DVDs and pictures. .

        Unlike fixed photographic systems that can only offer one photograph at a fixed location, multiple action photographs can be provided by Witech’s system, thus giving the rider a better selection of possible positions and facial expressions. Additionally, a DVD opposed to a single photograph captures the whole ride and enables the viewer to relive the entire experience instead of only one particular moment.

        Another benefit of the Witech system over the single photograph static systems is that the DVD is interspersed with other scenes from the roller coaster and the park, providing much more of the day’s experience. Further, movies form other rides can also be stored on the same DVD giving a virtual “album” of a whole day at the park. However, regardless of Witech’s product’s perceived benefits, our success depends in part on convincing amusement parks to convert from existing static photographic systems to our on-ride video system.

        Moreover, despite Witech’s competitive edge over still photographs, other companies such as Ridercam GmbH and Socrates Digital Video B.V. are developing on-ride video products and as far as we know have installed systems in one park each. Also, as far as Witech is aware, two companies- Yourday (in the UK) and Colorvison (in Florida)- have installed a small number off-ride video systems that film the riders at different points of the ride from cameras installed close to where the ride passes and produce a slow motion video of the recordings. We believe that Witech’s on-ride system is in a significantly more advanced stage of development relative to its competitors and provides a superior technical solution and record of the riders’ experience. Furthermore, Witech has a much larger installed base of systems and greater operating experience than its competitors.

        In addition, three of the largest ride photo companies, Kodak, Colorvision and Picsolve, currently have corporate sponsorship agreements with a number of large park chains. These sponsorship agreements often give the sponsor exclusive rights for all digital media services in the parks. When supplying systems to parks with sponsorship agreements, we may have to split part of the revenues with the sponsor. These agreements may limit Witech’s potential growth into new park chains. We anticipate the need of Witech to enter into its own sponsorship agreements in the future, but it may need to wait for the current agreements to expire. Although these agreements are typically for three years, there is no assurance that the agreements will not be renewed with the current sponsors.

        Furthermore, we may face direct and indirect competition from a number of competitors that have significantly greater financial and human resources than we do and have established relationships with amusement parks worldwide. Many of these competitors may also have established distributor networks, greater resources for product development, and sales and marketing capabilities than we do.

l.	Intellectual Property and Proprietary Rights and Licenses

        Witech’s success is dependent upon the technological and creative skills of its personnel in developing and enhancing its software products, as well as its ability to protect the related proprietary technology and intellectual proprietary rights. Witech relies primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, copyright and trademark laws to accomplish these goals. Witech does not currently hold any patents. Witech has filed patent applications in the United States, Europe and Japan and may file additional patent applications in the future. We cannot assure you that a patent will be issued from any patent application Witech submits. Moreover, we cannot assure you that we will develop proprietary products or technologies that are patentable, that any patent issued to us will provide us with any competitive advantages, or that the patents of others will not seriously harm our ability to do business.

        Witech licenses its products pursuant to license agreements that prohibit reverse engineering or decompilation of its software, impose restrictions on the licensee’s ability to utilize the software and provide for specific remedies in the event of a breach of these restrictions. In addition, Witech takes measures to avoid disclosure of its trade secrets, including but not limited to requiring employees, customers and others with access to its proprietary information to execute confidentiality agreements with Witech which define the unauthorized uses and disclosures of its trade secrets and other proprietary materials and information. Additionally, it restricts access to its source code.

        Witech asserts copyright in software, documentation and other works of authorship. Witech asserts trademark rights in and to its name, product names, logos and other markings that are designed to permit consumers to identify its goods and services.

m.	Government Regulations

        The installation of Witech’s systems on rides generally requires regulatory approvals at the state or county level in the United States. To date neither Witech nor the amusement parks have experienced any significant difficulties in obtaining the required approvals.

        Israel has the benefit of a free trade agreement with the United States, which, generally, permits tariff-free access into the United States for products produced by us in Israel. In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products. However, there can be no assurance that these agreements will not be terminated, changed, amended or otherwise declared non-applicable to all or some of our Israeli operations, thereby materially harming our and their businesses.

D. Legal Proceedings

        In June 2007, Witech entered into a lease for 960 square meters at an office complex in Israel at a monthly rental of $20,000 commencing from March 2008 for 121 months. In September 2007, due to a change in its staffing requirements in Israel, Witech notified the landlord of its intention not to occupy the premises. Witech has not made any payments under the lease and has not provided any guarantees to the lessor. Witech is currently seeking an alternative lessee for the premises and believes that the landlord is doing the same. Although the landlord has not instituted any legal proceeding against Witech, we believe that there may be potential exposure in this matter that could be material to Witech. Except for the above, neither Witech nor IIS is presently a party to any litigation that would, individually or in the aggregate, have a material adverse effect on Witech or IIS or their business, and they are not aware that any such litigation is threatened. However, litigation is common in the technology industry, and they may become involved in material litigation in the future.

E. Properties, Plants and Facilities

        The Company is headquartered in Ramat Gan, Israel, where it leases an aggregate of 85 square meters of space at an annual rent of $17,340 (see Item 7. “Major Shareholders and Related Party Transactions – B. Related Party Transactions”). Witech leases an aggregate of 600 square meters of space in Or Yehuda, Israel for general management, product development and support operations at an annual rent of $79,200. This lease expires at the end of February 2008 without an option for renewal but we are negotiating with the landlord to renew the lease for another 12 months. In addition, Witech’s subsidiary, CDRide leases premises in three locations in the United States (in Minneapolis, Minnesota, Glenview, Illinois and Atlanta Georgia) at an aggregate annual rent of $42,000.

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

IIS

Accounting for uncertainty in income taxes

        Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109", which was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the net loss of the Company.

        As of the date of adoption, the tax years that remain subject to examination by tax authorities are between years 2002 and 2006. As a result of the implementation of FIN 48, the Company recognized $4 thousands as a long-term liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of accumulated deficit. During of the nine months ended September 30, 2007, the Company recorded an increase of its unrecognized tax benefits of $10 thousands. Both amounts would result in a reduction of the Company’s effective tax rate, if recognized.

        As of the date of adoption, the tax years that remain subject to examination by tax authorities are between years 2002 and 2006.

Witech

Accounting for uncertainty in income taxes

        Effective January 1, 2007, the Witech and its subsidiary, CDRide (the “Group”) adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109", which was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Group’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes. Changes in judgement as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the net loss of the Group.

        Changes in judgment as to recognition or measurement of tax positions can materially affect the   estimate of the effective tax rate and consequently, affect the net loss of the Company.

        As of the date of adoption, the tax years that remain subject to examination by tax authorities are between years 2004 and 2006. As a result of the implementation of FIN 48, the Group recognized $10 thousands as a long-term liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of accumulated deficit. During the nine months ended September 30, 2007, the Company recorded an increase of its unrecognized tax benefits of $50 thousands. Both amounts would result a reduction of the Group’s effective tax rate, if recognized.

        Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its financial statements.

Intangible Assets and Goodwill

        On December 31, 2002, all goodwill was impaired by the cessation of IIS’s business activity. Thus during the years 2003 through 2006 and for the period ended September 30, 2007 we had no goodwill or intangible asset impairment.

        Witech did not record intangible assets or goodwill in its financial statements.

        For information on intangible assets and goodwill that arose as a result of the allocation of the purchase price according to the Exchange Agreement, see the Company’s and Witech’s unaudited financial statements, which are included in this Shell Company Report on Form 20-F and have been prepared in accordance with U.S. GAAP.

Investment in StoreAge and Enargis

        During 2002, our investment in StoreAge was reduced to zero and in 2003 the Company’s investment in Enargis was also reduced to zero. The Company has not guaranteed the obligations of StoreAge and/or Enargis and is not otherwise committed to provide further financial support to any of these companies. See Notes 2.a and 2.b to the Company’s Financial Statements included herewith.

Deferred Taxes

        The Company records a full valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

A. Operating Results.

General

        As of December 31, 2003, we were no longer engaged in any operating business activity other than managing the minority holdings in StoreAge and Enargis until we disposed of our holdings in these companies and since April 2007, also providing certain management services to Witech.

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

Results of Operations

Witech Historical

Nine months Ended September 30, 2007 and 2006

        Revenues. Our revenues are derived primarily from participation in revenues from sales of CDs and other media products that were filmed by the systems of Witech installed on rides at amusement parks.

        Total revenues increased by approximately 648% to $1,369,000 during the first nine months of 2007 from $183,000 during the same period in 2006. This increase is mainly attributable to the increase of systems that Witech installed during this period from 12 to 26 as well as increased revenues from systems installed in 2005 and 2006.

        Cost of Revenues. Cost of revenues consist primarily of technical support, second installations and systems dismantles, operational costs and depreciation of on-ride installed systems.   Our cost of revenues increased by approximately 248% to $1,573,000 in the first nine months of 2007 from $452,000 during the same period of 2006 primarily due to the increase in number of systems installed and operating costs during this period.

        Gross Loss. Gross loss decreased by 24% to $204,000 in the first nine months of 2007 from $269,000 during the same period of 2006. The decrease in gross loss in this period was the result of Witech’s management’s strategic decision to remove unprofitable systems. The Company expects to increase its gross income in the future as a result of its management’s decision to focus on more profitable rides.

        Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs.   Total research and development costs, decreased by approximately 34% to $239,000 during this period in 2007 from $361,000 during the same period in 2006 primarily due to a one time charge at the amount of $232,000 of stock based compensation costs accrued at September 2006. The one time charge effect was partly offset by an increase in payroll costs derived by an increase in the number of employees. We expect that our expenditures for research and development will increase in 2008 for the development of our next generation camera/computer module.

        Marketing, General and Administrative. Marketing, general and administrative expenses consist primarily of costs relating to sales and marketing compensation, marketing and business development efforts, travel and related expenses, overhead, and administrative costs, including professional fees, communication and IT costs, and other general expenses. Marketing, general and administrative expenses increased by 268% to $2,194,000 during this period in 2007 from $597,000 during the same period in 2006. This increase was due to an overall increase in Witech’s activity, including a rise in direct sales personnel, travel expenses, management payroll expenses and legal and audit fees. We expect that our Marketing, general and administrative expenses will increase in 2008 as a result of our decision to add sales personnel and to increase our marketing expenses as part of our plan to increase the installation of our systems and to penetrate the European and Asian markets.

        Operating Income (Loss). Based on the foregoing, the operating loss increased by approximately 106% to $2,528,000 for this period in 2007 from $1,227,000 for the same period in 2006.

        Financial Income (Expenses), Net. For the first nine months of 2007, we had net financial expenses increase by approximately 152% to $539,000 as compared to net financial expenses of $214,000 for the same period in 2006. This increase in financial expenses is attributable primarily to an increase in debts due to the receipt of loans from IIS in an amount of $3,400,000.

Years Ended December 31, 2006 and 2005

        Revenues. Total revenues increased approximately 988% to $272,000 in 2006 from $25,000 for 2005. This increase is mainly attributable to the increase in systems installed by Witech during this period from 3 to 12 as well as increased revenues from systems installed in 2005.

        Cost of Revenues. Our cost of revenues increased approximately 1200% to $740,000 in 2006 from $57,000 in 2005 primarily due to the increase in the number of systems installed and operated during this period resulting in an increase in technical support, second installations, systems dismantles, operational costs and depreciation of on-ride installed systems.

        Gross Loss. Gross loss increased by 1,362% to $468,000 in 2006 from $32,000 in 2005. The gross losses in these periods were due to Witech’s management’s strategic decision to install a large number of systems, regardless of profitability. The Company expects to increase its gross income in the future as a result of its management’s decision to focus on more profitable rides.

        Research and Development, Net. Total research and development costs, increased by 104% to $407,000 during 2006 from $200,000 during 2005 mainly due to a one time charge at the amount of $232,000 of stock based compensation costs at September 2006 and as a result of the end of financial support received from the Government of Israel.

        Marketing, General and Administrative. Marketing,general and administrative expenses increased by approximately 294% to $820,000 during 2006 from $208,000 during 2005. This increase is due to the hire of additional people in the direct sales department as well as higher marketing costs.

        Operating Loss. Based on the foregoing, the operating loss increased by approximately 285% to $1,695,000 for 2006 from $440,000 in 2005.

        Financial Income (Expenses), Net. For 2006, net financial expenses increased to $316,000 as compared to net financial expenses of $14,000 for 2005. This increase in financial expenses is attributable primarily to an increase in debts due to receipt of loans from a bank and others.

        Loss. For 2006 our losses increased by approximately 344% to $2,016,000 compared to the loss of $454,000 for 2005, primarily due to the increase in cost of revenues, general and administrative expenses and financial expenses as specified above that was not offset by income.

IIS Historical

Nine months Ended September 30, 2007 compared to the Nine Months Ended September 30, 2006

        Revenues. We had $33,000 in revenues during this period in 2007 from management fees was primarily due to our management agreement with Witech, effective April 17, 2007 compared to no revenues during this period in 2006.

        General and Administrative. General and administrative expenses consist primarily of professional fees, rent, office maintenance, payroll related expenses and liquidators’ and directors’ fees. General and administrative expenses increased by 660% to $479,000 in 2007 from $63,000 in 2006. The increase is attributable mainly to an increase in legal and accounting fees due to the filing of delinquent annual reports with the SEC and professional fees relating to the transaction with Witech as well as payments of fees to directors, the Chairman of the Board and the CEO and for directors’ and officers’ Insurance.

        Financial Income, Net. In the first nine months of 2007, our financial income increased to $251,000 as compared to financial income of $8,000 for the same period in 2006. This increase in financial income is attributable to financial income earned from bank deposits of funds received in November 2006 from the sale of our holdings in StoreAge and primarily from the interest accrued on the loans to Witech.

        Loss. For the nine month period ending September 30, 2007 our losses increased approximately by 273% to $205,000 compared to the loss of $55,000 for the same period in 2006, primarily due to the increase in general and administrative expenses as specified above that was not offset by income.

Years Ended December 31, 2006, 2005, and 2004

        The Company had no revenues in each of the years 2004, 2005 and 2006.

        In 2005 we incurred general and administrative expenses of $103,000 compared to $200,000 in 2004. This reduction was due to a reduction in all expenses, due to cessation of our operating activities during 2003 and our entry into voluntary liquidation at the end of July 2004. The main reductions were in the directors’ fees, insurance expenses and professional fees. During 2005 and 2006 the general and administrative expenses were $103,000 and $91,000, respectively, consisting mainly of liquidators’ and professional fees, rent and office maintenance as well as payroll related expenses. The expenses for 2006 also include approximately $13,000 paid to the Israeli tax authorities as a result of a VAT audit and related settlement.

        Our net financial expenses in 2004 and 2005 were $4,000 and $3,000, primarily due to exchange rate conversions and open bank balances. In 2006 we had financial income of $17,000 due to the interest received on the proceeds of the sale of our holdings in StoreAge in November 2006.

        We incurred non-recurring income of $4,713,000 in 2006, from the sale of all our holdings in StoreAge in November 2006 and an additional amount of $703,793 held in escrow to satisfy certain possible future claims for a period of 18 months following the closing.

        In 2004, we recorded a loss of approximately $204,000 and in 2005 a loss of approximately $106,000 was realized due to no income and a continued reduction in expenses due to voluntary liquidation.

        The $4,639,000 profit for 2006 primarily reflects the proceeds from the sale of our holdings in StoreAge in November 2006 and a continued reduction in general and administrative expenses due to our being in voluntary liquidation.

        The Company does not expect to be profitable in the near future.

Pro Forma Combined

Nine months Ended September 30, 2007 and Year Ended December 31, 2006, on a 3/4 Basis

        Revenues. Total revenues increased by approximately 571% to $1,369,000 during the first nine months of 2007 from $204,000 during the relevant period in 2006. This increase is mainly attributable to the increase of systems that Witech installed during this period (from 12 to 26) as well as the increased revenues from systems installed in 2005 and 2006. IIS did not generate any revenues in the relevant periods.

         Cost of Revenues. Cost of revenues consist primarily of technical support, second installations and systems dismantles, operational costs and depreciation of on-ride installed systems.   The cost of revenues presented in the pro forma statements is attributed solely to Witech’s operations. The relevant costs increased by approximately 118% to $1,878,000 in the first nine months of 2007 from $860,000 during the relevant period in 2006, primarily due to the increase in the number of systems installed and the operational costs associated with such installations during this period.

         Research and Development, Net. Research and development expenses consist primarily of salaries of Witech’s employees engaged in on-going research and development activities and other related costs.   Total research and development costs, decreased by approximately 22% to $239,000 during this period in 2007 from $305,000 during the relevant period in 2006, primarily due to a one-time charge in the amount of $232,000 of stock based compensation costs accrued in September 2006. The one time charge effect was partly offset by an increase in payroll costs derived from an increase in the number of employees.

        Marketing, General and Administrative. The combined marketing, general and administrative expenses increased by 190% to $2,821,000 during this period in 2007 from $973,000 during the relevant period in 2006. This increase is mainly explained by the overall increase in Witech’s activities, as well as an increase in legal and audit fees.

        IIS incurred non-recurring income of $4,713,000 in 2006, from the sale of all IIS holdings in StoreAge in November 2006 and an additional amount of $703,793 held in escrow to satisfy certain possible future claims for a period of 18 months following the closing.

         Operating Loss. Based on the foregoing, the operating loss increased by approximately 84% to $3,569,000 for this period in 2007 from $1,935,000 during the relevant period in 2006.

        Financial Income Expenses, Net. For the first nine months of 2007, we had net financial expenses increase by 8% to $324,000 as compared to net financial expenses of $300,000 for during the relevant period in 2006.

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

        During 2005, 2006 and 2007 (until April 30 when the Bank of Israel ceased to publish this data), the NIS was devalued (appreciated) approximately 1.66%, 8.21% and 3.927%, respectively, against the currency basket, and approximately 6.85%, 8.21% and 8.26%, respectively, against the U.S. dollar. Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

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

Effective Corporate Tax Rate

        The income tax obligations of IIS and Witech in Israel are based upon earnings determined for Israeli statutory purposes and not as determined from the amounts reported in dollars. Pursuant to an amendment to the income Tax Ordinance, approved by the Israeli parliament on July 25, 2005, Israeli companies are generally subject to income tax on their taxable income at the rate of 31% for the year 2006, 29% for 2007, 27% for 2008, 26% for 2009 and 25% for year 2010 and thereafter.

        As of December 31, 2006, the Company has carryforward tax losses in the amount of approximately $ 41 million (and approximately $44 million at September 30, 2007), which may be carried forward and offset against taxable income in the future for an indefinite period. In addition, as of December 31, 2006, the Company has accumulated capital losses for tax purposes carryforward in a total amount of $ 38 million (and approximately $40 million at September 30, 2007), which may offset against future capital gains for tax purposes for an indefinite period. These losses have not been audited and approved by the relevant tax authorities.

        As of December 31, 2006, Witech has carryforward tax losses in the amount of approximately $2,200,000 (and approximately $5,000,000 at September 30, 2007), which may be carried forward and offset against taxable income in the future for an indefinite period.

Quarterly Results

        The Company’s operating results in the near future may vary significantly from quarter to quarter, in part because of the substantial changes in the Company’s structure and its recent share exchange with Witech. The Company’s operating results for any particular quarter are not necessarily indicative of any future results. The nature of the Company’s industry and business has changed, and the accelerated and unpredictable pace of new product introduction and market trends, which is expected to continue, limits management’s ability to accurately forecast short-term results of operations.

Governmental, Economic, Fiscal, Monetary or Political Factors

        Our principal offices and our principal facilities and those of Witech are located in Israel, and each of us is directly affected by the political, economic and military conditions to which that country is subject. Any of Witech’s manufacturing operations would be heavily dependent upon components imported from outside of Israel. Almost all of Witech’s sales will be made outside of Israel. Accordingly, our operations and those of Witech could be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners were interrupted or curtailed. In addition, termination or reduction of certain governmental grants, programs and tax benefits could have a material adverse effect on Witech and us.

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

Economic Conditions

        Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly and as a result Israeli residents were permitted to deal in foreign currency and non-residents of Israel were permitted to purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in these areas. There are currently no Israeli currency control restrictions on remittances of dividends on ordinary shares or the proceeds from the sale of shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. In addition, Israeli residents are required to file reports pertaining to specific types of actions or transactions.

B. Liquidity and Capital Resources.

        The Company had current assets of approximately $952,000 on September 30, 2007, $4,710,000 on December 31, 2006, $41,000 on December 31, 2005 and $103,000 on December 31, 2004. The ratio of assets to liabilities was 3.566 on September 30, 2007, 18.046 on December 31, 2006, 0.177 on December 31, 2005 and 0.545 on December 31, 2004. The decrease in the current ratio as of September 30, 2007 was primarily due to a reduction in our cash on hand and an increase in our accounts payable and accruals due to ongoing operational expenses. The increase in the current ratio in 2006 was primarily due to the receipt of $4,713,000 from the sale of our shares in StoreAge. The decrease in the current ratio in 2004 and 2005 was mainly a result of a reduction in cash due to operating activities and the accumulation of the Liquidators’ and directors’ fees payable.

        For a discussion of the primary currency in which the operations of the Company and Witech are conducted see Item 5.A., “Operating Results,” above.

        In 2004, 2005 and 2006, the Company recorded a net negative cash flow from operations of approximately $88,000, $52,000 and $49,000, respectively. In January 2004 we received the final payment of the lawsuit settlement from 2003 in the amount of $110,000. Excluding this amount, the net negative cash flow from operations in 2004 would have been approximately $198,000.

        The Company currently has no available lines of credit or other credit facilities.

        We anticipate that our existing cash on hand, will be sufficient, at the business levels presently projected, to meet our working capital requirements, including normal capital expenditures, at least until December 31, 2008. However, Witech is dependent on receipt of financing from IIS for its future operations. We anticipate that we will need to raise additional financing in the first quarter of 2008 to maintain and expand Witech’s future. Witech currently does not have sufficient cash resources to meet its requirements in the next twelve months and without additional financing there is substantial doubt as to its ability to continue as a going concern. Any additional financing may not be available when required or at acceptable terms and may result in significant dilution to our shareholders. If financing is not available when required or is not available on acceptable terms, Witech’s business will suffer, it will need to scale back its activities and may need to cease its operations.

C. Research and Development, Patents and Licenses, etc.

        Since December 31, 2002 we have not carried out any research and/or development activities. We currently hold no patents, licenses and other intellectual property assets. Witech has a patent pending in the United States, EU and Japan for a system and method for filming and recording attractions. Witech does not license its software to third parties.

D. Trend Information.

        As of December 31, 2006, we were no longer engaged in any operational business activity other than managing our minority holding in Enargis, which was disposed of in May 2007. We consummated the share exchange transaction with Witech on January 2, 2008.

        Witech and the industry is witnessing an increased interest in video products for rides at amusement parks as well as an upward trend in customers’ preferences for DVDs over still photographs. However, three of the largest ride photo companies, Kodak, Colorvision and Picsolve, currently have corporate sponsorship agreements with a number of large park chains. These sponsorship agreements often give the sponsor exclusive rights for all digital media services in the parks. When supplying systems to parks with sponsorship agreements, we may have to split part of the revenues with the sponsor. These agreements may limit Witech’s potential growth into new park chains. We anticipate the need of Witech to enter into its own sponsorship agreements in the future, but it may need to wait for the current agreements to expire. Although these agreements are typically for three years, there is no assurance that the agreements will not be renewed with the current sponsors. Other than the above, we do not expect any material variation in revenue sharing arrangements with potential future customers relative to the arrangements we have with existing customers.

        Although the gross margins for Witech’s sales in 2007, 2006 and 2005 were negative, this was based on a strategic decision to install a large number of systems regardless of expected profitability. Installation of a large amount of systems gave Witech the opportunity to prove that their systems would operate smoothly and out sell single photograph static systems. It also provided Witech with an understanding regarding installation, operation support and profitability. As a result of this decision, Witech gained credibility and increased its market presence. With the approval of the parks, Witech is ceasing operations of systems on rides that were not profitable in 2007 and in 2008 intends to install only systems that it believes will be profitable. Based on Witech’s experiences, Witech intends to focus its efforts on parks that have a high percentage of tourist visitors as opposed to locals as this dramatically increases the revenues from Witech’s system per ride. In addition based on its experiences , Witech is moving to regional maintenance centers in the U.S. with an aim to significantly reduce its operations costs.

        For additional information please see the “Risk Factors” listed in Item 3 above and the description of Witech’s Business in Item 4 “Information on the Company C. Witech”.

E. Off-Balance Sheet Arrangements.

Neither IIS nor Witech have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

        The following table summarizes Witech’s outstanding contractual obligations as of September 30, 2007 and the effect those obligations are expected to have on Witech’s liquidity and cash flows in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Lease of facilities	$75,000	$75,000	$	$	$

Total	$75,000	$75,000	$	$	$

        The table above reflects only payment obligations that are fixed and determinable.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

        The Company’s executive officers and directors are as follows:

Name	Age	Expiration of office	Number of Shares Beneficially Owned

Charles Moss - Chairman of the Board of
the Company and Chief Executive Officer
of Witech	52	2008	1,012,141	(1)

Robi Hartman - Director and Chief
Executive Officer of the Company and
Acting Chief Financial Officer	46	2008	2,748,901

Aharon Jacobowitz -Director	59	2008	0

Alon Wulkan -Director	35	2008	0

Iris Weller-Weiss - External Director	33	2010	0

Adrian Auman(2)-External Director	53	2010	0

David Elooz - Director and Chief
Operations Officer of Witech	35	2008	1,094,097

Eliyahu Cohen - Director and Chief
Technology Officer of Witech	35	2008	1,010,521

Ronen Segal - Vice President Sales of
Witech	35	-	1,010,521

(1) Including shares of Opcom Ltd,; a company controlled by Mr. Moss.

(2) Mr. Auman replaced Mr. Phillip Stein who resigned on December 20, 2007.

        Charles Moss has acted as a director of the Company since January 2, 2008 and as Chief Executive Officer and Chairman of the Board of Witech since its formation in February 2004. He is also the founder and owner of Opcom Ltd., an Israeli fiber optic company developing custom test solutions and served as Chief Executive Officer and Chairman of the Board of this company from 1986 until February 2004. He also served on the board of directors of MaxBill during 2006. Mr. Moss holds a Bachelors of Science and Masters of Science degree from the Massachusetts Institute of Technology (MIT) in Mechanical Engineering and Materials Science.

        Robi Hartman has 24 years of experience as an entrepreneur in the field of technology and as an executive for leading technology companies, with wide experience in public markets, finance and accounting. He has been the Company’s Chairman and Chief Executive Officer since the Company terminated its voluntary liquidation proceedings in April 2007 and fulfilled these duties until January 2, 2008 where at such time he began acting as the Chief Executive Officer, a Director as well as Chairman of the Board of Witech. He served as a Director of the Company from September 1998 until its entry into voluntary liquidation in July 2004, Vice Chairman of the Board from October 1998 to March 2000, Acting Chief Financial Officer from December 1998 until July 2004, and Chairman of the Board and Chief Executive Officer of the Company from March 2000 until July 2004, and joint liquidator of the Company from July 2004 until April 2007. He has also served as the Vice Chairman of the Board of Teledata Networks since the management buyout from ADC Telecommunications in February 2004 and was Chairman of StoreAge Networking Technologies from its inception in 1999 until 2006.  Before joining the Company, from 1987 to 1996, Mr. Hartman was the manager of Teledata Communications Ltd., a leading supplier of advanced access solutions, beginning as a manager and advancing to the Chief Financial Officer and finally as Chief Executive Officer and President.  From 1996 to 1997, Mr. Hartman was the President of VCON Telecommunications, a pioneer in PC based teleconferencing.  Since 1997 he owns and manages West End Technology Investments Ltd. Mr. Hartman received his B.A. in Political Science and Economics from Bar Ilan University and his Masters in Business Administration (MBA) from Bentley College.

        Aharon Jacobowitz has served as a director of the Company since the Company terminated its voluntary liquidation proceedings in April 2007. He served as a director of the Company from May 1995 until its entry into voluntary liquidation in July 2004 and as a joint-liquidator of the Company from July 2004 until April 2007.  Since 1989, Mr. Jacobowitz has been a management consultant to large organizations on data processing and management issues.  In addition to his consultancy business, Mr. Jacobowitz served three periods as general manager of two high-tech start up companies and the Israeli branch of Coopers and Lybrand consultancy firm. Prior to 1989, Mr. Jacobowitz was employed for 14 years in various capacities in the marketing division of IBM Israel Ltd.  His main specialties are networking, midrange systems and project management. He holds a BSc in Mathematics and Physics and an MSc in computer sciences (with distinction) both from the Hebrew University of Jerusalem.

        Alon Wulkan has served as a director of the Company since the Company terminated its voluntary liquidation proceedings in April 2007. During the last five years he has served in various positions in Kardan Israel Ltd. and its subsidiaries, including Vice President of Finance, economist and economic advisor and acts as a director of Kardan Trade and Retail Ltd., Tuxedo Holdings (1999) Ltd.; Kardan Securities Ltd. and Kardan Financial Holdings Ltd. Mr. Wulkan is the son-in-law of Mr. Schnur who is one of the beneficiaries of a trust that holds the shares of CDC Holdings Ltd. (the holder of approximately 5.44% of the issued and outstanding shares of the Company). Mr. Wulkan holds a BA in Social Sciences and Economics from the Open University in Israel and a Masters in Business Administration (MBA) from Tel Aviv University.

        Iris Weller-Weiss has served as a director of the Company since the Company terminated its voluntary liquidation proceedings in April 2007. She has been acting since January 2006 as the Legal Consultant & Personal Assistant to Mr. Avner Schnur. Mr. Schnur is one of the beneficiaries of a trust that holds the shares of CDC Holdings Ltd. (the holder of approximately 5.44% of the issued and outstanding shares of the Company) and a principal shareholder and director of Kardan NV, a company traded on the Amsterdam Euronext and Tel-Aviv Stock Exchange. Kardan NV is actively involved in real estate, financial services, infrastructure, communications & technologies, and the automotive industry. From 2003- 2006, Mrs. Weller was a prosecutor with the District Attorney’s Office. Between the years 1999-2002, Mrs. Weller managed the Los Angeles branch of Kelly Law Registry, a leading American legal consulting and placement firm. Mrs. Weller received her LLB degree from Haifa University School of Law and her LLM degree from UCLA School of Law. She is a member of both the Israeli Bar Association and the State Bar of California.

        Adrian Auman has acted as an External Director of the Company since December 20, 2007. Mr. Auman has been Corporate Vice President for Finance and Investor Relations of Orbotech (NASDAQ:ORBK) since May 2006, prior to which he had served, since January 2000, as Director of Finance and Investor Relations and, from July 1997, has been Director of Finance. He was financial controller of the Company from October 1992 to July 1997 and was the financial controller of Orbot from 1988 until the Merger. Prior to joining Orbot, he was an audit supervisor at Kesselman & Kesselman, independent registered public accountants in Israel, from 1986 to 1988 and a tax manager at Goldstein, Golub, Kessler & Co., certified public accountants, from 1979 to 1985. Mr. Auman serves on the Board of Directors of Coreflow Ltd, which develops and sells aerochemical products and subsystems. Mr. Auman was among the founders and a member of the Board of Directors of Terem Emergency Medical Center Israel Ltd. which owns and runs 5 urgent care clinics throughout the Jerusalem region. He is a certified public accountant both in Israel and the United States and has a master’s of science degree from Pace University in New York.

        David Elooz has acted as a director of the Company since January 2, 2008 and as Chief Operations Officer of Witech since February 2007. Mr. Elooz served from 2001 until 2003 as Optical Engineering Manager and Senior Systems Engineer in Chiaro Networks Ltd., an Israeli company developing and managing optical design and production of fiberoptic switches. He also served from 2003 until 2006, as Team Leader and Project Manager for Applied Materials Ltd. (a subsidiary of Applied Materials Inc.), developing new inspection tools. Mr. Elooz holds a Bachelor of Science degree in Physics from the Jerusalem College of Technology.

        Eliyahu Cohen has acted as a director of the Company since January 2, 2008 and as Chief Technology Officer of Witech since its formation in February 2004. Mr. Cohen served from 2002 until joining Witech, as Projects Manager and Vice President R&D in ODF Optronics, an Israeli company developing visioning systems for the military and defense market. Mr. Cohen holds a Bachelor of Science degree in Electrical Engineering from the Jerusalem College of Technology, and a Masters Degree in Business Administration from Bar Ilan University.

        Ronen Segal has acted as the Vice President of Sales for Witech since its formation in February 2004. From 1994 to 1998 he worked for the Israeli Ministry of Defense, Advanced Technology Unit, where he was responsible for the development and integration of a data communications link with a radar system. From 1998 to October 2000 he also worked for the Israeli Navy on the integration of submarine communication systems. From November 2000 until January 2004, he was the project leader for OpTun Inc. with responsibility for development of test systems for optical components. Mr. Segal has a Bachelors of Science degree in Electro-Optical Engineering and Applied Physics, from the Jerusalem Technology College and is also a certified WiFi system engineer.

        There is no family relationship between any of the persons named above.

        Although no agreement has yet been signed between Mr. Robi Hartman, CDC Holdings Ltd., Charles Moss, David Elooz, Eliyahu Cohen and Ronen Segal, such parties have informed us that they are negotiating a voting agreement. It has been agreed in principle that without derogating from the rights of any other shareholders of the Company, Hartman, CDC and their affiliates, on the one hand, and Messrs. Moss, Elooz, Cohen and Segal and their affiliates, on the other hand, shall have the right to nominate fifty percent (50%) of the nominees to the Board of Directors of the Company (excluding the “External Directors” as defined in the Israeli Companies Law)(the “IIS Directors”). These parties further agreed in principle that unless otherwise agreed between them in writing, they will take the necessary actions to cause the number of IIS Directors to be six (6). All nominees shall be submitted to the Company on a timely basis in accordance with the Company’s Articles of Association. At each meeting (or written action in lieu of a meeting) of the Company’s shareholders at or by which directors are to be elected by the shareholders, they undertake to vote all of their shares to elect as directors of the Company, all the IIS Directors nominated in the manner provided above, unless such nominee is legally disqualified from serving as a director of IIS. If an IIS Director shall cease to serve for any reason, the parties which designated such director (in accordance with the above provisions) shall have the right to designate a successor and each of the other holders of shares shall use its best efforts (to the extent it is entitled to vote) to ensure that such successor IIS Director is duly elected as a director. The parties have also undertaken to make their best efforts to (to the extent applicable) vote their shares in a manner as to ensure that an IIS Director designated by Messrs. Moss, Elooz, Cohen and Segal (initially Charles Moss) will act as Chairman of the Board of IIS and a person designated by Mr. Hartman and CDC (initially Robi Hartman) will act as the CEO of IIS. It is contemplated that this agreement shall continue until the earlier of (i) January 1, 2012, and (ii) the date upon which the shareholding of Mr. Hartman and CDC and their affiliates, on the one hand, and Messrs. Moss, Elooz, Cohen and Segal and their affiliates, on the other hand, is below 10% of the issued and outstanding share capital. The Company will not be a party to this agreement and the agreement is not expected to relate to the disposition of shares.

        Except as above, there are no arrangements or understandings with any of the major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation.

        At our general meeting of the shareholders held in July 2004, Messrs. Hartman and Jacobowitz were appointed as joint liquidators with a shareholders’ approved fee of $1,000 per month (plus VAT, if applicable), to each commencing from the appointment of the liquidation and continuing until distribution of all proceeds of the liquidation to our shareholders. These fees in the aggregate amount of $58,000 were paid in May 2007. The deferral of these fees represented a significant savings in cash expenses for the Company during 2004, 2005 and 2006. In addition, our shareholders in July 2004 approved a bonus to Messrs. Hartman and Jacobowitz as liquidators depending on the per share amount distributed to our shareholders, however since the liquidation proceedings were terminated, the bonus was not payable. Our shareholders further approved that (i) we would indemnify the liquidators for any liability, costs and expenses (including legal costs and expenses) relating to claims or demands against them in their capacity as liquidators to the fullest extent permitted by applicable law and subject to the same restrictions and qualifications as currently applicable to indemnification of our directors and officers, and (ii) we would waive any liabilities, claims, demands and causes of action against the liquidators in their capacity as liquidators to the fullest extent permitted by applicable law, with the exception of actions constituting gross negligence or willful misconduct.

        Effective as of April 1, 2003, all of the directors of the Company agreed to suspend their compensation until the Company either received a settlement from an ongoing lawsuit which at that time was in mediation or received proceeds from the sale/exit of StoreAge or Enargis or the raising of additional financial resources. Following settlement of this lawsuit, the directors of the Company did not take their compensation and agreed that compensation would be paid only from receipt of the proceeds from the sale/exit of our holdings in StoreAge or Enargis or the raising of additional financial resources. The amount of compensation due but unpaid to our officers and directors as of December 31, 2006 according to this arrangement was approximately $172,000 (these amounts were paid in May 2007). In addition until January 2006, Mr. Hartman received compensation from StoreAge for services he performed as Chairman of the Board of StoreAge in the amounts equal to approximately $60,000, $57,000, and $4,800 for the years 2004, 2005 and 2006, respectively. Mr. Hartman did not receive any compensation from Enargis.

        No options were granted to officers or directors during the fiscal years ended December 31, 2004, 2005 and 2006 and all options issued prior to such time have expired. We have issued 2,435,000 options pursuant to our 2007 Israeli Stock Option Plan. For information on the Company’s 2007 stock option plan, see “Stock Option Plans” below.

        Effective as of April 1, 1999, StoreAge granted to Mr. Hartman in his capacity as Chairman of the Board, acting Chief Financial Officer and Secretary of StoreAge the option to purchase 310,000 non-voting ordinary shares of StoreAge at an exercise price of $0.1 per share. Effective as of January, 2006, Mr. Hartman received additional options to purchase 91,539 non-voting ordinary shares of StoreAge at an exercise price of $0.25 per share bringing the amount of his options in StoreAge to a total of 401,359 shares, constituting approximately 0.69% of the fully-diluted shares of StoreAge at the time of its sale to LSI. The net (pre tax) proceeds received by Mr. Hartman from the LSI transaction as a result of the exercise of these options was approximately $314,000, out of which approximately $45,000 is deposited in escrow for 18 months following the closing of the sale.

        On April 17, 2007, our shareholders approved (i) a proposal that the compensation to our external directors, Mr. Philip Stein and Ms. Iris Weller, shall be the greater of $12,000 per annum or the lowest cash compensation paid to any other of our directors of who receives cash and who is not an employee, consultant, service provider or controlling shareholder (or office holder of such controlling shareholder) of our company (the “Other Directors”), but in any case, their compensation shall not exceed the average cash compensation paid to the Other Directors, and (ii) the proposal to grant to each such external director options to purchase 45,000 of our Ordinary Shares, as a part of an incentive option plan to be adopted for all directors who are not external directors and other officers of our company, or, if greater, the lowest option compensation granted to Other Directors who receive options from our company, but in any case, not to exceed the average option compensation granted to the Other Directors, all as determined in accordance with the Israeli Companies Law and regulations. The options shall vest annually in equal shares over three years following the grant date, and the exercise price shall be equal to the exercise price of the options first granted after April 17, 2007 to any Other Director, all as may be adjusted in accordance with the Israeli Companies Law and regulations.

        Mr. Stein resigned and Mr. Adrian Auman was appointed as an external director, both effective as of December 20, 2007. Mr. Auman’s compensation as approved by our shareholders on December 20, 2007 is the same as specified above. The exercise price of the options to our external directors is $0.44 per share (the same price at which options were granted to our Other Directors).

        On May 15, 2007 and November 5, 2007, our board of directors and audit committee approved, subject to the shareholders approval that was given on December 20, 2007, the monthly compensation to West End Technology Investments Ltd. for the services of Mr. Hartman as our CEO in the amount (total cost to the Company) of NIS 60,000 plus VAT. In addition, in the event that the Company terminates the Agreement after April 16, 2011 (but not prior to this date), except in the case of a substantial breach, West End Technology Investments Ltd. will be paid a one-time payment equal to an additional 400% of the monthly fee. The Agreement includes confidentiality undertakings and a 12-month non-competition and non-solicitation undertaking by Mr. Hartman and West End Technology Investments Ltd. The Agreement commenced on April 17, 2007 and continues until either party terminates the Agreement at any time, at its sole discretion, by giving the other party at least 180-days advance written notice. In addition, on November 5, 2007, our board of directors and audit committee approved subject to the shareholders approval that was provided on December 20, 2007, the grant of options to purchase 15,000 Ordinary Shares of the Company to Mr. Hartman for each year in which Mr. Hartman serves as a director of the Company, commencing April 17, 2007. The exercise price of such options shall be $ 0.44 (the average closing price of the Company’s shares (as quoted by Yahoo Financial or other similar service) on the last 20 trading days, prior to the date of the shareholder resolution).

        Since our general meeting of the shareholders resolved at its meeting held on April 17, 2007 to terminate the voluntary liquidation proceedings, no bonus was payable to the liquidators according to the shareholder resolution of July 2004. As such, on June 17, 2007 our Audit Committee and Board of Directors approved and on December 20, 2007, our general meeting of shareholders approved, that (i) we pay Aharon Jacobowitz a cash bonus as follows: $25,000 (plus VAT, if applicable) if the PPS (as defined below) is above $0.50 per share, $50,000 (plus VAT, if applicable) if the PPS is above $1.00 per share and $75,000 (plus VAT, if applicable) if the PPS is above $1.30 per share, and (ii) we pay Robi Hartman a cash bonus of $100,000 (plus VAT, if applicable) if the PPS is above $1.30 per share. For the purposes of this resolution “PPS” means the average closing price of our shares on the “Pink Sheets” (as quoted by Yahoo Financial or other similar service) during the twenty (20) trading days following the approval of this resolution by our general meeting of shareholders which was provided on December 20, 2007.

        The following table summarizes the terms of employment of Charles Moss, David Elooz and Eliyahu Cohen that were approved by our shareholders on December 20, 2007:

Name	Initial Term*	Job description**	Basic Salary per month in 2007 and 2008***	Basic Salary per month in 2009****	Benefits	Bonus ($)
						Profit after tax	Bonus

Charles Moss	January 1, 2008-	CEO of Witech	NIS 42,000 or	NIS 44,000 or	- Managers Insurance equal to 15.83% of the Salary	$500,000-$1,000,000	$15,000
	January 31, 2011.		$ 10,475	$ 11,000	- Education Fund equal to 7.5% of the Salary	$1,000,000-$1,500,000	$37,500
					- Cellular Phone	$1,500,000-$2,000,000	$45,000
	Automatically				- Company car up to Category 5, provided that the cost	$2,000,000-$3,000,000	$50,000
	renewed if not				of such car will not exceed NIS 4,200 per month	$3,000,000-$5,000,000	$100,000
	terminated earlier.				- 4 months salary ("adjustment pay")	$5,000,000-$8,000,000	$100,000
					after February 1, 2011 in addition	$8,000,000-$10,000,000	$200,000
	Termination Notice				to any statutory severance pay	>$10,000,000	$250,000
	period of at least				-Vacation of 20 days per each 12-month period
	120 days.

David Elooz	January 1, 2008-	COO of Witech	NIS 42,000 or	NIS 44,000 or	- Managers Insurance equal to 15.83% of the Salary	$500,000-$1,000,000	$15,000
	January 31, 2011		$ 10,475	$ 11,000	- Education Fund equal to 7.5% of the Salary	$1,000,000-$1,500,000	$37,500
					- Cellular Phone	$1,500,000-$2,000,000	$45,000
	Automatically				- Company car up to Category 5,	$2,000,000-$3,000,000	$50,000
	renewed if not				provided that the cost of such car	$3,000,000-$5,000,000	$100,000
	terminated earlier.				will not exceed NIS 4,200 per month	$5,000,000-$8,000,000	$100,000
					- 4 months salary ("adjustment pay")	$8,000,000-$10,000,000	$200,000
	Termination Notice				after February 1, 2011 in addition	>$10,000,000	$250,000
	period of at least				to any statutory severance pay
	120 days.				- Vacation of 20 days per each
					12-month period

Eliyahu Cohen	January 1,	CTO of Witech	NIS 42,000 or	NIS 44,000 or	- Managers Insurance equal to 15.83%	$500,000-$1,000,000	$15,000
	2008-January 31,		$ 10,475	$ 11,000	of the Salary	$1,000,000-$1,500,000	$37,500
	2011.				- Education Fund equal to 7.5% of	$1,500,000-$2,000,000	$45,000
					the Salary	$2,000,000-$3,000,000	$50,000
	Automatically				- Cellular Phone	$3,000,000-$5,000,000	$100,000
	renewed if not				Company car up to Category 5,	$5,000,000-$8,000,000	$100,000
	terminated earlier.				provided that the cost of such car	$8,000,000-$10,000,000	$200,000
					will not exceed NIS 4,200 per month	>$10,000,000	$250,000
	Termination Notice				- 4 months salary ("adjustment pay")
	period of at least				after February 1, 2011 in addition
	120 days.				to any statutory severance pay]
					- Vacation of 20 days per each
					12-month period

* If the total sales or profit for the previous year were less than 60% of the budget approved by the board of directors of Witech, with no obligation to pay the remaining value of the contract until the end of the initial term. Witech may terminate the employment agreement at its discretion at any time after February 1, 2008. Unless Witech exercises its right to terminate the contract under such condition, the contract shall automatically renew until terminated in accordance with the provisions of Section 7 of the employment agreement.

** The agreement with the employee includes a Confidentiality and a 2-year Non-Competition and Non-Solicitation undertaking.

*** This will be the basic salary until February 1, 2009; provided that, until additional equity or convertible debt financing is raised, the basic salary shall be reduced by 25% (and will not be increased retroactively following such financing).

**** The salary from February 1, 2010 until January 31, 2011 will increase by 10% if the profit after tax in 2009 is at least $1,000,000.

        In addition, on January 2, 2008, we granted stock options to Charles Moss, David Elooz, Eliayu Cohen and Ronen Segal, to purchase 527,330 each of our Ordinary Shares at an exercise price equal to $0.44, which was the average trading price per share of the Exchange Shares during the twenty (20) trading days prior to the closing of the Exchange Agreement, vesting in eight (8) semi- annual installments as long as each such executive continues to be employed by us. These options were issued according to the capital gains route under Section 102 of the Israeli Income Ordinance or in accordance with Section 3(i) of the Israeli Income Ordinance, as applicable.

        Board Practices.

        In August 1993 our articles of association were amended to provide, among other matters, for a classified board of directors. These provisions were retained with minor amendments, in the new articles of associations of the Company approved on November 19, 2000 (the “Articles of Association”). Effective as of January 2, 2008, the “classified board’ provisions of our Articles of Association were repealed and currently all directors (except for “External Directors” elected in accordance with the Israeli Companies Law) are elected at a general or special meeting of shareholders and hold office until the end of the next annual meeting or until they cease to hold office pursuant to the provisions of the Articles of Association.

        During our voluntary liquidation proceedings, from July 2004 until April 2007, our board ceased to function and was replaced by the liquidators and all powers of the board of directors were exercised by the liquidators in accordance with Israeli law. In April 2007, Messrs. Hartman, Jacobowitz and Wulkan were elected as directors and, on January 2, 2008 Messrs. Moss, Elooz and Cohen were elected as additional directors. These directors will hold office until the later of the 2008 annual general meeting of shareholders or until their successors have been duly elected and qualified. Mrs. Weller-Weiss and Mr. Auman have been elected as external directors (as defined below) pursuant to the Israeli Companies Law. Under the Israeli Companies Law, the initial term of an external director is three years and may be extended for an additional three years.

        Officers serve at the discretion of the board of directors, subject to the terms of any agreement between them and the Company.

        There are no service contracts between the Company and any of its directors providing for benefits upon termination of engagement as directors.

External and Independent Directors

        Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint two people to serve as external directors on the board of directors of a company.

Under the Companies Law:

—	An external director must either be professionally eligible or have relevant accounting and financial expertise, but at least one of the external directors must have relevant accounting and financial expertise.

—	A director with accounting and financial expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and understandings of, business and accounting matters and financial statements, which enable him to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented.

—	A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, and (3) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position.

—	The board of directors should determine the minimum number of directors having financial and accounting expertise, in addition to the external director, and in making the determination as to a director’s accounting and financial expertise, the board of directors is required to consider, among other things, the education, experience and knowledge of such person with respect to (1) accounting and internal control matters that are typical to the industry in which the company engages and to companies of similar size and complexity to those of the company, (2) the responsibilities of the company’s auditor and (3) the preparation and approval of financial statements under the Companies Law and the relevant Israeli securities law.

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

        No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director or if such position or other business may impair such director’s ability to serve a director. No person who is a director in one company can serve as an external director in another company, if at that time a director of the other company serves as an external director in the first company. The Companies Law further provides that if, at the time of appointment of an external director, all members of the board of directors of the company are of one gender, then the external director appointed shall be of the other gender. From April 2003 until termination of the voluntary liquidation proceedings in April 2007, we did not comply with these requirements due to the resignation of certain directors and our inability to attract additional directors. During our voluntary liquidation proceedings, from July 2004 until April 2007, our board ceased to function and was replaced by the liquidators and all powers of the board of directors were exercised by the liquidators in accordance with Israeli law.

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

        An external director is entitled to consideration and to the refund of expenses, as is provided in regulations adopted under the Companies Law only and is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with the services provided as an external director. Nevertheless, the grant of an exemption from liability for breach of fiduciary duty or duty of care, an undertaking to indemnify, indemnification or insurance under the provisions of the Companies Law shall not be deemed consideration. Under the Companies Law, an external director cannot be dismissed from the office unless:

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

Audit Committee

        The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including every external director. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted. Our audit committee consists of Aharon Jacobowitz, Alon Wulkan, Iris Weller-Weiss and Adrian Auman.

        The audit committee provides assistance to the board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out these duties, the audit committee meets at least once every fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial statements of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the board. The audit committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews, and either approves or disapproves, all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the audit committee at its meetings, and the audit committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

        Under the provisions of the Sarbanes-Oxley Act of 2002, the audit committee will be responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the board of directors. The compensation of the external auditors will be required to be approved by the audit committee and recommended to the shareholders or, if so authorized by the shareholders, recommended by the board and ratified by the shareholders or simply ratified by the board, as the case may be. The Company does not have a separate compensation committee.

Internal Auditor

        Pursuant to the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the company’s independent accountant or its representative. Our internal auditor was appointed during May 2007 and is expected to submit an audit report by the end of January 2008.

C. Employees.

        As of December 31, 2007, Witech had 31 permanent employees and 8 temporary employees. During the height of the 2007 season, Witech had a total of 145 employees. Most of these were hired for 3-4 months to work in the U.S. parks. None of Witech’s employees are represented by a labor union and Witech considers its relations with its employees to be good. Witech’s U.S. subsidiary, CDRide had 1 permanent employee and 20 temporary employees.

        IIS employs one person on a part-time basis, in general management and administration and Robi Hartman, the CEO is engaged on the basis of a consulting agreement.

        For a description of the agreement with our CEO and Witech’s material employment agreements, see “Item 6. Directors, Senior Management and Employees – B. Compensation”.

D. Share Ownership.

        The following chart sets forth director and senior management share ownership in the Company as of January 2, 2008. Each shareholder listed below enjoys the same voting rights with respect to each share.

Name	Title of Class	Number of Shares Beneficially Owned (1)		Percentage of Shares Beneficially Owned (%)(2)	Options		Warrants

Robi Hartman	Ordinary Shares	2,748,901		11.89%	15,000	(4)	1,092,291	(7)
Aharon Jacobowitz	Ordinary Shares	0		0	15,000	(4)	0
Alon Wulkan	Ordinary Shares	0		0	15,000	(4)	0
Charles Moss	Ordinary Shares	1,012,141	(3)	4.38%	527,330	(5)	795	(7)
David Elooz	Ordinary Shares	1,094,097		4.73%	527,330		0
Eliyahu Cohen	Ordinary Shares	1,010,521		4.37%	527,330		0
Iris Weller-Weiss	Ordinary Shares	0		0	45,000	(6)	0
Adrian Auman	Ordinary Shares	0		0	45,000	(6)	0
Ronen Segal	Ordinary Shares	1,010,521		4.37%	527,330	(5)	0

*	Owns less than one percent of the Ordinary Shares outstanding.

(1)	Beneficial ownership by a person assumes the exercise of all options and warrants held by such person 527,330(5) that are currently exercisable or are exercisable within 60 days of such date.

(2)	Percentage ownership is based on 23,128,768 shares outstanding as of January 2, 2008.

(3)	Includes 151,958 Shares of Opcom Ltd., a company owned and controlled by Mr. Moss

(4)	All these options were granted in December 2007. Each of these directors will receive additional options to purchase 15,000 shares for each year in which they serve as a director of the Company, commencing April 17, 2007 and vesting of such options will occur at the end of each such year. The exercise price of all the above options is $0.44 which is the average closing price of the Company's shares in the 20 trading days preceding the approval of these options by the general meeting of the shareholders of the Company.

(5)	All these options were issued on January 2, 2008 at an exercise price equal to $0.44 which was the average trading price per share of the Exchange Shares during the 20 trading days prior to the closing of the Witech Exchange Agreement, vesting in eight (8) semi- annual installments as long as each such executive continues to be employed by us or Witech.

(6)	All these options were granted in December 2007 and vest in three equal annual installments commencing in April 17, 2008 with respect to Mrs. Weller-Weiss and December 20, 2007 with respect to Mr. Auman. The exercise price of all the above options is $0.44 which is the average closing price of the Company's shares in the 20 trading days preceding the approval of the options granted to Mr. Auman by the general meeting of the Shareholders of the Company.

(7)	Part of the 4,600,000 warrants to be issued following compliance with applicable Israeli and United States securities laws and regulations, we intend to issue, for no additional consideration, to all our shareholders at the record date determined for the purpose of the extraordinary general meeting held on December 20, 2007 (November 9, 2007), to the percentage holding of each such shareholder in our issued and outstanding share capital on such date. The exercise price of these warrants will be $0.44.

Stock Option Plans

        In August 1993, the Company’s employee share incentive plan (the “1993 Plan”) was approved by the board of directors and later adopted by the Company’s shareholders. The 1993 Plan permitted the grant of options to purchase Ordinary Shares to officers, directors and key employees of, and consultants to, the Company or any subsidiary of the Company. The 1993 Plan and all outstanding options issued under the 1993 Plan expired in 2003 except that the options held by Mr. Robi Hartman and Mr. Aharon Jacobowitz expired in 2006.

        On November 5, 2007, our board of directors approved the Company’s 2007 Israeli Share Option Plan (the “Plan”) and resolved to reserve 3,300,000 Ordinary Shares for issuance pursuant to the Plan. The Plan was also approved by our general meeting of shareholders on December 20, 2007.

        The purpose of the Plan is to enable us to attract and retain qualified persons as employees, officers, directors, consultants, advisors and service providers and to motivate such persons by providing them with an equity participation in the Company. The Plan will expire 10 years after its adoption, unless terminated earlier by the Board of Directors.

        The Plan is administered by our board of directors or a committee of our board of directors which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options.

        Under the Plan, the terms and conditions under which options are granted and the number of shares subject thereto shall be determined by our board of directors or a committee of our board of directors. The board of directors or such committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the Plan. Such consideration generally may consist of cash, but may at the discretion of our board of directors include cash and a recourse promissory note.

        The Ordinary Shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which the options were granted or the shares were issued.

        Options granted under the Plan to our employees and to certain of directors may be designated as 102 Options that afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance (“102 Options”). We have elected that the benefits available under the “capital gains” alternative will apply to 102 Options. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company was previously entitled to do. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

        In December 2007 the Company issued stock options to purchase 2,435,000 of its Ordinary Shares at an exercise price of $0.44.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

        During the period from January 1, 2004 through December 31, 2006, Mr. Hartman purchased an aggregate of 1,377,757 Ordinary Shares of the Company in open-market transactions.

        Pursuant to the Exchange Agreement, on January 2, 2008, we issued 11,552,229 of our Ordinary Shares to the shareholders of Witech.

        The following table sets forth, as of January 2, 2008, the number of Ordinary Shares of the Company owned by all persons known to the Company to beneficially own 5% or more of the Company’s Ordinary Shares. The Company’s major shareholders do not have different voting rights.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares Beneficially Owned(1)

Nimrod Fund Ltd.
Sir Francis Drake Drive C725
Roadtown, Tortola,
British Virgin Islands	1,595,559	(2)	6.9%

CDC Holdings Ltd.
c/o Fiduciaire Equity Trust A.G.
Address: 22 rue de Villereuse, P.O. Box
6135, 1211 Geneva 6, Switzerland	1,258,225	(3)	5.44%

Robi Hartman
c/o I.I.S Intelligent Information Systems
Limited
33 Jabotinsky Street
Ramat Gan, Israel	2,748,901	(4)	11.89%

(1)	Percentage ownership is based on 23,128,768 shares outstanding as of January 2, 2008.

(2)	Issued on January 2, 2008, at the closing of the Exchange Agreement in consideration for the transfer of shares in Witech to the Company.

(3)	As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002.

(4)	As reported on Schedule 13D filed with the Securities & Exchange Commission, dated January 24, 2007.

        As of December 31, 2007, approximately 90% of the outstanding Ordinary Shares of the Company were held of record by approximately 50 holders registered on the books of the Company’s United States transfer agent with addresses in the United States. The Company believes that a majority of its Ordinary Shares are beneficially owned by non-United States persons. To the extent known to the Company, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

B. Related Party Transactions.

        In February 2001, a portion of our office space located in Ramat Gan, Israel was leased from West End, a company that is owned by Robi Hartman, the Company’s Chief Executive Officer and Chairman. As of April 1, 2003, this lease was assumed by Enargis which sublet 35% of the premises to us at an annual cost of approximately $12,000 which was reduced by 50% to $6,000 per annum with effect from August 2004, following our entry into voluntary liquidation proceedings in July 2004. The other 50%, $6,000, was deferred until receipts of the proceeds from the sale of either StoreAge or Enargis. These deferred amounts were paid in May 2007 following termination of our voluntary liquidation proceedings. As of November 2005, we became a direct tenant of West End. Following termination of the Company’s voluntary liquidation proceedings in April 2007, the amount of office space used increased from 35% to 50% of the premises and the annual cost also increased to $1,450 per month due to the larger space (the cost per square meter remained the same according to the original agreement).

        Effective as of January 2006, Mr. Hartman received additional options to purchase 91,539 non-voting ordinary shares of StoreAge at an exercise price of $0.25 per share bringing the amount of his options in StoreAge to a total of 401,359 shares, constituting approximately 0.69% of the outstanding shares of StoreAge on a fully diluted basis. See: “Item 6. Directors, Senior Management and Employees. B. Compensation”. These options vested and were exercised at the time of the sale of StoreAge to LSI. For compensation due to the liquidators in the voluntary liquidation and our officers and directors, see “Item 6 – Directors, Senior Management and Employees”.

        On May 23, 2007, considering the bleak business prospects of Enargis and the costs involved in maintaining our shareholding in Enargis (particularly audit costs), we, together with all the other shareholders of Enargis, transferred all our shares in Enargis to West End Technology Investments Ltd. for no consideration other than the assumption by West End of all Enargis’ liabilities.

On June 17, 2007, our Audit Committee and Board of Directors approved and on December 20, 2007, at a general meeting, our shareholders approved that (i) we will pay Mr. Aharon Jacobowitz a cash bonus according to the following: $25,000 (plus VAT, if applicable) if the PPS (as defined below) is above $0.50 per share, $50,000 (plus VAT, if applicable) if the PPS is above $1.00 per share and $75,000 (plus VAT, if applicable) if the PPS is above $1.30 per share, and (ii) we will pay Robi Hartman a cash bonus of $100,000 (plus VAT, if applicable) if the PPS is above $1.30 per share. For the purposes of this resolution “PPS” shall mean the average closing price of our shares on the “Pink Sheets” (as quoted by Yahoo Financial or other similar service) during the twenty (20) trading days following the approval of the resolution by our general meeting of shareholders (which was given on December 20, 2007).

        For a description of the agreements with our directors and our CEO see "Item 6. Directors, Senior Management and Employees - B. Compensation".

        Out of the initial $1,500,000 loan provided by us to Witech, $200,000 was used to repay a loan provided in February 2007 by a company whose beneficial shareholders are affiliated with the beneficial shareholders of CDC Holdings Ltd., which holds 5.44% of our issued and outstanding share capital.

        Our Board of Directors decided in May 2007 in a resolution that was amended and supplemented in November 2007 that, subject to and following compliance with applicable Israeli and United States securities laws and regulations, we intend to issue, for no additional consideration, to all our shareholders at the record date determined for the purpose of the extraordinary general meeting held on December 20, 2007 (November 9, 2007), warrants to purchase an aggregate of 4,600,000 of our Ordinary Shares, on a pro-rata basis according to the percentage holding of each such shareholder in our issued and outstanding share capital on such record date. The exercise price of each warrant shall be $0.44 (the average trading price per share of our Ordinary Shares during the twenty trading days prior to the closing of the Witech Exchange Agreement). The warrants will be exercisable for cash or on a cash-less exercise basis. These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” shall mean either (i) the merger of our Company into another company in which our Company is not the surviving entity, or (ii) the purchase of all or substantially all of the shares of our Company. These warrants will be non-transferable and non-exercisable until all applicable Israeli and United States securities laws and regulations have been complied with in connection with the warrants and the underlying shares, including without limitation, that a registration statement covering the issuance of the underlying shares is declared effective by the SEC.

        At an extraordinary general meeting of shareholders on December 20, 2007, the shareholders authorized the procurement of directors and officers liability coverage of up to $10 million per event and up to $10 million per annum, with an annual premium not to exceed $100,000. We procured an insurance policy, effective until December 2008 with the above coverage for an annual premium of $68,000.

        At an extraordinary general meeting of shareholders on December 20, 2007, the shareholders approved indemnification and exculpation agreements with our directors and office holders in a total amount for all directors and office holders (in excess of the insurance proceeds received) that shall not exceed to US$2,500,000, or such greater sum as shall, from time to time, be approved by our shareholders.

Item 8. FINANCIAL INFORMATION

A. Statements and Other Financial Information.

        See pages F-1 – F-75 of the Company’s financial statements.

Legal Proceedings

        The Company is not a party to any litigation that would, individually or in the aggregate, have a material adverse effect on the Company or its business, and is not aware that any such litigation is threatened.

Dividends

        The Company has not declared or paid dividends on its Ordinary Shares since 1989, and does not intend to declare or pay any dividends to its shareholders in the foreseeable future.

B. Significant Changes.

With the exception of the Exchange Agreement pursuant to which we acquired all the issued and outstanding shares of Witech, in consideration for the issuance of 11,552,229 of our ordinary shares on January 2, 2007 (see Item 4. INFORMATION ON THE COMPANY – A. Share Exchange Agreement with Witech), there have been no material changes in our business or Witech’s business since September 30, 2007.

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

	High	Low

Year ended December 31, 2003	$0.92	$0.31
Year ended December 31, 2004	$0.73	$0.09
Year ended December 31, 2005	$0.15	$0.09
Year ended December 31, 2006	$0.36	$0.09
Year ended December 31, 2007	$0.85	$0.30

2005
First Quarter	$0.15	$0.09
Second Quarter	$0.12	$0.09
Third Quarter	$0.14	$0.10
Fourth Quarter	$0.13	$0.10

2006
First Quarter	$0.22	$0.10
Second Quarter	$0.12	$0.9
Third Quarter	$0.11	$0.9
Fourth Quarter	$0.36	$0.10

Most Recent Six Months

July 2007	$0.55	$0.42
August 2007	$0.51	$0.32
September 2007	$0.4	$0.3
October 2007	$0.44	$0.32
November 2007	$0.64	$0.35
December 2007	$0.50	$0.32

        The foregoing prices reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Item 10. ADDITIONAL INFORMATION

A. Share Capital.

        At our shareholders meeting held on December 20, 2007 our registered share capital was increased to 50,000,000 Ordinary Shares of NIS 0.003 par value each.

        On January 2, 2008, with the closing of the acquisition of all the issued and outstanding shares of Witech, we issued 11,552,229 of our Ordinary Shares to the shareholders of Witech. See “Item 4.INFORMATION ON THE COMPANY. – A. Share Exchange Agreement”.

        For the issuance of share options, see “Item 10 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – E. Stock Option Plans”.

        In November 2007, we issued notes convertible into Ordinary Shares and warrants to purchase 331,000 of our Ordinary Shares. See C. Material Contracts – Convertible Note Financing” below in this section.

        Other than the above, we have not issued any other shares or options or other convertible securities in the last three fiscal years.

B. Memorandum and Articles of Association.

Objects and Purposes in the Company’s Articles of Association

        The Company’s objects and purposes are specified in its Memorandum of Association filed as Exhibit 3.2 to Registration Statement No. 33-62862 dated August 10, 1993 (the “Memorandum”).

Provisions Regarding Directors

        Pursuant to article 54(b) of our Articles of Association, a transaction entered into by the Company in which a director of the Company has a personal interest, directly or indirectly, will be valid in respect of the Company and the given director only if approved by the Company’s board of directors and, if such transactions are “irregular transactions” as defined in the Israeli Companies Law, approved in accordance with the requirements of the Israeli Companies Law.

        An “irregular transaction” pursuant to the Israeli Companies Law is defined as a transaction which is not in the ordinary course of business, a transaction which is not under ordinary market conditions or any transaction which might substantially affect the profitability of the Company, its assets and liabilities.

        The Israeli Companies Law provides that a director who has a personal interest in a given transaction of the Company, brought for approval of the board of directors, shall not be present and/or vote at that meeting. Article 55 of the Company’s Articles of Association, provides that a director who has a personal interest in a matter which is brought for discussion before the board of directors may participate in said discussion, provided that he shall neither vote in nor attend discussions concerning the approval of the activities or the arrangements. If said director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangements shall be invalid.

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

        The board of directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purpose of the Company. Additionally, the Company may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it sees fit including but not limited to, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges or other securities on the undertaking, or the whole or any part of the property of the Company, both present and future, including units uncalled or called but unpaid capital for the time being.

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

        The board of directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, the position of the Company justifies.

        A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

        There is no time limit after which dividend entitlement lapses according to our Articles of Association or the Companies Law.

        The board of directors may determine that, a dividend may be paid, wholly or partially, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock or any other securities of the Company or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

Terms of Directors

        Effective as of January 2, 2008, the “classified board” provisions of our Articles of Association were cancelled and currently all directors (except for “External Directors” elected in accordance with the Israeli Companies Law) are elected at a general or special meeting of shareholders and hold office until the end of the next annual meeting or until they cease to hold office pursuant to the provisions of the Articles. For a detailed description of the provisions relating to External Directors see “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – Board Practices”.

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

        Any shareholder which is not a natural person may, by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at a general meeting, and the person so authorized to the satisfaction of the Company shall be entitled to exercise the same powers on behalf of such entity, which he represents as the entity could exercise if it were an individual shareholder.

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

        Our Articles of Association permit, subject to the Israeli Companies Law, the issue of redeemable shares and to redeem the same according to terms and conditions determined by the Company. Our Articles of Association do not include provisions related to sinking funds.

        According to our Articles of Association no person shall be entitled to vote at any general meeting (or be counted as a part of the quorum thereof) unless all calls then payable by him in respect of his shares in the Company shall have been paid. The Israeli Companies Law provides that a company is entitled to determine within its articles a provision allowing the board to place a call on the shares, in the event that the consideration for such shares, in full or in part, have not been paid on time and in accordance with the agreeable terms set out in the given agreement or the articles of association of the company.

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

        The board of directors may, whenever it deems necessary, and shall upon such requisition in writing as is provided by Section 63(b) of the Companies Law, convene a general meeting. Any such request must state the purposes for which the meeting is to be called, be signed by the requesting shareholders, and must be deposited at the registered office of the Company. Such request may consist of several documents in like form, each signed by one or more requesting shareholder(s).

        Unless a longer period for notice is prescribed by the Companies Law, at least ten (10) days and not more than sixty (60) days notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of the Company’s Articles of Association, entitled to receive notices from the Company. Notices shall be given by mail or by personal delivery to every registered shareholder of the Company, to his address as described in the shareholders register of the Company or such other address as designated by him in writing for this purpose. The accidental omission to give such notice to, or the non receipt of such notice by, any such shareholder shall not invalidate any resolution passed or proceeding held at any such meeting and, with the unanimous consent of the shareholders entitled to receive notice of meetings, a meeting may be convened upon a shorter notice or without notice, and generally in such manner as such shareholders may approve. Such consent may be given at the meeting or retroactively after the meeting. If a shareholder has not provided the Company with an address for the delivery of notices, the shareholder shall be deemed to have waived his right to receive such notices.

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

        If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or any time and hour as the board of directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. Notwithstanding the aforesaid, if a general meeting was convened at the demand of shareholders as permitted by Section 63(b) of the Companies Law, then a quorum at such adjourned meeting shall be present only if one or more shareholders are present who hold in the aggregate at least 5% of the issued share capital of the Company and at least 1% of the voting rights in the Company or one or more shareholders who hold in the aggregate at least 5% of the voting rights in the Company.

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

        Moreover, the audit committee, the board of directors and shareholders must approve an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. Shareholders without this one-third approval can approve the transaction, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

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

        At an extraordinary general meeting of shareholders in December 2007, the shareholders authorized the procurement of directors and officers liability coverage of up to $10 million per event and up to $10 million per annum, with an annual premium not to exceed $100,000. We procured an insurance policy, effective until December 2008 with the above coverage for an annual premium of $68,000.

        At an extraordinary general meeting of shareholders in December 2007, the shareholders approved indemnification and exculpation agreements with our directors and office holders in a total amount for all directors and office holders (in excess of the insurance proceeds received) that shall not exceed US$2,500,000, or such greater sum as shall, from time to time, be approved by our shareholders.

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

        Sale of shares in StoreAge

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

        In the framework of the SPA, we did not make any representations and warranties regarding StoreAge and its subsidiaries, these representation and warranties were made only by StoreAge. We were required to make certain representations and warranties regarding ourselves and the ownership of our shares. The representations and warranties of StoreAge and the sellers, including ourselves, contained in the SPA shall survive the closing for 18 months until May 21, 2008; provided, however, that (i) the representations and warranties made with respect to capitalization and ownership of shares shall survive indefinitely, and (ii) the representations and warranties with respect to tax liabilities shall survive until the expiration of the applicable statute of limitations.

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

        The SPA provides that the Seller will have no liability for breaches of representations and warranties (until the aggregate amount of all losses to the purchaser as a result of such breaches equals or exceeds $500,000 (the “Threshold”), whereupon LSI shall be entitled to indemnification with respect to all such losses including the amount of the Threshold; except that (i) the Threshold shall not apply with respect to losses arising or resulting from breaches of the representations and warranties regarding due ownership of the shares, and (ii) the threshold for tax liabilities is $50,000.

        To date to the best of our knowledge no claim has been made against the funds in escrow.

        Transfer of Shares in Enargis

        On May 23, 2007, considering the bleak business prospects of Enargis and the costs involved in maintaining our shareholding in Enargis, we, together with all the other shareholders of Enargis, transferred all our shares in Enargis to West End Technology Investments Ltd. for no consideration other than the assumption by West End of all Enargis’ liabilities (see Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions).

        Intention to issue warrants

        On November 5, 2007 our Board of Directors approved, subject to and following compliance with applicable Israeli and United States securities laws and regulations, its intention to issue, for no additional consideration, to all our shareholders at the record date determined for the purpose of the shareholders meeting convened to approved the Exchange Agreement (November 9, 2007), warrants to purchase an aggregate of 4,600,000 of our Ordinary Shares, on a pro-rata basis according to the percentage holding of each such shareholder in our issued and outstanding share capital on such record date. This includes the warrants to purchase 2,300,000 Ordinary Shares that we decided to issue in May 2007. The exercise price of each warrant shall be $0.44 (the average trading price per share of our Ordinary Shares during the twenty trading days prior to the closing of the Exchange Agreement). The warrants will be exercisable for cash or on a cash-less exercise basis. These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” shall mean either (i) the merger of the Company into another company in which the Company is not the surviving entity, or (ii) the purchase of all or substantially all of our shares. These warrants will be non-transferable and non-exercisable until all applicable Israeli and United States securities laws and regulations have been complied with in connection with the warrants and the underlying shares, including without limitation, that a registration statement covering the issuance of the underlying shares is declared effective by the SEC.

        Witech Exchange Agreement

        For a description of the Witech Exchange Agreement that was signed on November 5, 2007 and closed on January 2, 2008, see “Item 4. Information on the Company – A. Share Exchange Agreement”.

        Agreements with Directors and Officers

        For a description of the agreements with directors and officers of the Company see "Item 6. Directors, Senior Management and Employees - B. Compensation".

        Convertible Note Financing

        In November 2007, we entered into definitive agreements with private investors for the issuance of convertible notes in the principal amount of $1,655,000, out of which $827,500 was invested in November 2007 and the remaining $827,500 was invested in January 2007 following the closing of the Witech Exchange Agreement. The principal amount of the notes will accrue interest at the rate of 8% compounded annually and principal and interest will be repaid in 12 equal quarterly installments commencing 36 months from issuance. Unpaid principal and interest may at the option of the purchasers be converted into our Ordinary Shares at a price of $0.65 per share, subject to a broad-based weighted average ratchet anti-dilution adjustment in the event of issuance of equity-related securities at a lower price, subject to certain exceptions. We shall have the right to redeem the principal amount and interest of the notes that have not been converted into shares, in whole or in part, between December 31 and January 31 of each year commencing December 31, 2008 or at the closing of a Transaction at a 20% premium per year, or a pro-rata portion of a year if redeemed in the event of a Transaction. The notes are secured by a floating charge on our assets, subordinated only to bank financing in an amount not to exceed $500,000.

        We also issued to the purchasers of the notes warrants exercisable for 331,000 Ordinary Shares at the price per share of $0.44 (equal to the average trading price per share of the shares of IIS during the 20 trading days prior to the closing of the Exchange Agreement), until the earlier of: (i) five years from issuance, and (ii) the closing of a merger of the Company into another company in which the Company is not the surviving entity or the purchase of all or substantially all of the shares of the Company. The warrants will be exercisable for cash or on a cash-less exercise basis. In the event that within 6 months from the date of issuance of the notes, the Company raises financing from the issuance of convertible loans or notes or similar securities with terms more favorable to the purchasers thereof than those granted to the purchasers, the notes and warrants will be automatically amended to provide for such favorable terms.

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

E. Taxation.

        The following is a summary of the current tax structure applicable to companies in Israel which may be relevant to our shareholders and us. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation by the Israeli tax authorities or courts.

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

        A relatively short time after the 2003 Tax Reform, the Knesset approved on July 25, 2005, the second and third readings of the Income Tax Ordinance Amendment (No. 147 and Ad Hoc Provision) Law, 2005 (hereafter – the 2005 Amendment). The 2005 amendment was an additional update of corporate tax rates that were previously determined in the 2003 Tax Reform, and determines that the rate of corporate tax will be reduced from January 1, 2006. Consequently income not eligible for “Approved Enterprise” benefits was taxed in 2006 at the regular corporate rate of 31% and in 2007 is taxed at a regular corporate tax rate of 29%. The tax rate will be reduced in subsequent tax years as follows: in 2008 27%, in 2009 26% and in 2010 and thereafter 25%.

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

        Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferential corporate tax benefits:

—	amortization of purchases of know-how and patents over an eight-year period for tax purposes;

—	the right to elect to file under specified conditions a consolidated tax return with additional related Israeli Industrial Companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Capital Gains Tax

        Capital gains tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are: (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation; or (iii) rights in a foreign corporation, the majority of whose assets is directly or indirectly, rights to assets located in Israel (with respect to the applicable portion of the capital gain). The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

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

        Income from dividends in 2007 and thereafter, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to an income tax rate of 20% for individuals, or 25% if the dividends recipient is a Controlling Shareholder (as defined above) and will be exempt from income tax for Israeli corporations (as long as the corporation did not generate income from an approved enterprise).

        Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividends, other than bonus shares (stock dividends), sourced from non-Approved Enterprise income, to non-residents of Israel will generally be subject to income tax at a rate of 20% (or 25% for a shareholder that is considered a Controlling Shareholder (as described above) by way of a tax withholding, unless a lower rate is stipulated by a treaty between Israel and the shareholder’s country of residence.

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

        The following is a summary of selected material U.S. Federal income tax consequences that apply to U.S. Holders (as defined below) who hold Ordinary Shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in Ordinary Shares. This summary does not account for the specific circumstances of any particular investor, such as:

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

        Based on our current and projected income, assets and activities, we believe that we may be considered a PFIC for periods prior to the acquisition of Witech.

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

F. Dividends and Paying Agents.

        Not applicable.

G. Statements by Experts.

        Kesselman & Kesselman, an Israeli independent registered public accounting firm, a member of PricewaterhouseCoopers, have audited our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006. We have included our financial statements in this Shell Company Report on Form 20-F in reliance on Kesselman & Kesselman’s report, given on their authority as experts in accounting and auditing.

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

        In addition, documents referred to in this Form 20-F filing are available, at no cost, upon request from Robi Hartman, Chief Executive Officer, I.I.S. Intelligent Information Systems Limited, 33 Jabotinsky Street, Ramat Gan, Israel (Tel. 972-3-751-0007).

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

        To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 2006. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2006. The market values that result from these computations are compared to the market values of these financial instruments at September 30, 2007. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

Item 15. CONTROLS AND PROCEDURES

        Not applicable.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Not applicable.

Item 16B. CODE OF ETHICS

        Not applicable.

Item 16C. AUDIT FEES AND SERVICES

        Not applicable.

Item 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

Item 16E PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

        Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

        Not applicable.

Item 18. FINANCIAL STATEMENTS

        Attached. See Item 19(a).

Item 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)	Index to Financial Statements of the Company:	Page

Report of Independent Auditors on
	Financial Statements of the Company	F-3

	Balance Sheets at December 31, 2006 and 2005	F-4

Statements of Operations for the years ended
	December 31, 2006, 2005 and 2004	F-5

Statements of Changes in Shareholders' Equity (capital deficiency)
	for the years ended December 31, 2006, 2005 and 2004	F-6

Statements of Cash Flows for the years ended
	December 31, 2006, 2005 and 2004	F-7

	Notes to the Financial Statements	F-8 - F-20

(b)	Index to Condensed Financial Statements of the Company:

	Condensed balance sheets - September 30, 2007 and December 31, 2006	F-23

Condensed statements of operations for the periods of nine months
	ended September 30, 2007 and 2006	F-24

Condensed Statements of cash flows for the periods of nine months
	ended September 30, 2007 and 2006	F-25

	Notes to financial statements	F-26 - F-32

(c)	Index to Audited Financial Statements of Witech

	Report of Independent Registered Public Accounting Firm	F-35

	Balance sheets at December 31, 2006 and 2005	F-36

	Statements of operations for the years ended December 31, 2006 and 2005	F-37

Statements of changes in shareholders' equity (capital deficiency) for the years
	ended December 31, 2006 and 2005	F-38

	Statements of cash flows for the years ended December 31, 2006 and 2005	F-39

(d)	Index to Condensed Consolidated Unaudited Financial Statements of Witech:	F-60

	Condensed balance sheets - September 30, 2007 and December 31, 2006	F-61

Condensed statements of operations for nine month periods ended September 30, 2007
	and 2006	F-62

Condensed statements of cash flows for the nine month periods ended September 30, 2007
	and 2006	F-63

	Notes to financial statements	F-64 - F-69

(e)	Unaudited Pro Forma Combined Condensed Statement Of Operations For the Nine Months Ended
	September 30, 2007	F-71

Unaudited Pro Forma Combined Condensed Statement Of Operations For the Year Ended
	December 31, 2006	F-72

	Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 2007	F-73

	Notes to Unaudited Condensed Combined Pro Forma Financial Statements	F-75

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Shell Company Report on its behalf.

I.I.S. INTELLIGENT INFORMATION
SYSTEMS LIMITED
(Registrant)

By: /s/ Robi Hartman
——————————————
Robi Hartman, Chief Executive Officer and Acting Chief
Financial Officer (Principal Executive Officer and
Principal Financial and Accounting Officer)

Date: January 10, 2008

Index to Exhibits:

Exhibit No.:

1.1	Memorandum of Association of the Company.*
1.2	Articles of Association of the Company, Amended and Restated as of November 19, 2000. **
2.1	Securities Purchase Agreement between the Company and the Purchasers listed therein dated as of November 12, 2007.
4.1	Summary English Translation from the original Hebrew of a Lease Agreement entered into between the Company and West End Technology Investments Ltd., for office space located at 33 Jabotinsky Street, Ramat Gan, Israel, dated January 30, 2001. ***
4.2	Share Purchase Agreement between LSI Logic Corporation, StoreAge Networking Technologies Ltd. and the Purchasers listed therein dated as of October 25, 2006.
4.4	Share Exchange Agreement between the Company, Witech Communications Ltd., and the Shareholders of Witech Communications Ltd. dated November 5, 2007, and the amendment dated January 2, 2008.
4.5	Indemnification Agreement between the Company, Witech Communications Ltd., the Shareholders of Witech Communications Ltd. and Charles Moss as the Shareholder Representative dated November 5, 2007.
4.6	2007 Stock Option Plan
4.7	Form of Indemnification Agreement with directors and officers
8.1	List of significant subsidiaries of the Company.
99.1	Consent of Independent Auditors

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Unaudited)

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Unaudited)

The amounts are stated in U.S dollars, ($) in thousands.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
CONDENSED BALANCE SHEETS
(U.S dollars in thousands)

	September 30, 2007	December 31, 2006
	(Unaudited)	(Audited)

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$881	$4,705
Accounts receivable - other	71	5

T o t a l current assets	952	4,710

FIXED ASSETS	1
LONG-TERM ASSETS:
Loans (see note 2)	3,566
Funds in respect of employee rights upon retirement	5	3

T o t a l long-term assets	3,571	3

	$4,524	$4,713

Liabilities and shareholders' equity
CURRENT LIABILITIES -
accounts payable and accruals	$267	$261

LONG-TERM LIABILITIES:
Provision for uncertain tax position (see note 1d)	14
Liability for employee rights upon retirement	5	5

T o t a l long-term liabilities	19	5

T o t a l liabilities	286	266

CONTINGENT LIABILITY (note 3)
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.003 par value at
December 31, 2006 and September 30 2007:
authorized - 16,666,667 shares;
issued and outstanding - 11,576,539 shares	55	55
Additional paid in capital	41,417	41,417
Accumulated deficit	(37,234)	(37,025)

T o t a l shareholders' equity	4,238	4,447

	$4,524	$4,713

The accompanying notes are an integral part of these condensed financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
CONDENSED STATEMENTS OF OPERATIONS
(U.S dollars in thousands, except share and per share data)

	Nine Months Ended September 30,
	2007	2006
	( U n a u d i t e d )

INCOME FROM MANAGEMENT FEE	$33
GENERAL AND ADMINISTRATIVE EXPENSES	(479)	$(63)
FINANCIAL INCOME - net	251	8

LOSS BEFORE TAX ON INCOME	(195)	(55)
TAX ON INCOME	10

NET LOSS FOR THE PERIOD	$(205)	$(55)

NET LOSS PER SHARE-
basic and diluted:	$(0.02)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
basic and diluted	11,576,539	11,576,539

The accompanying notes are an integral part of these condensed financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
CONDENSED STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Nine Months Ended September 30,
	2007	2006
	( U n a u d i t e d )

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(205)	$(55)
Adjustments required to reconcile net loss to net cash used in operating activities:
Accumulated financial income on loans	(166)
Changes in accrued liability for employee rights upon retirement		1
Gain on amounts funded in respect of employee rights upon
Retirement	(2)
Taxes on income	10
Changes in operating assets and liabilities:
Increase in accounts receivable	(66)	(6)
Increase in accounts payable and accruals	6	22

Net cash used in operating activities	(423)	(38)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1)
Loans granted	(3,400)

Net cash used in investing activities	(3,401)

DECREASE IN CASH AND CASH EQUIVALENTS	(3,824)	(38)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,705	41

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$881	$3

The accompanying notes are an integral part of these condensed financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	Nature of operations:

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

On February 20, 2007, the Company signed a memorandum of agreement (“MOA”) with Witech Communications Ltd. (“WTC”) with respect to a contemplated merger between the Company and WTC, under which the Company is to acquire full control and ownership of WTC, in consideration of 50% of the Company’s shares.

On April 17, 2007, the Company’s general meeting of shareholders duly approved the termination of the Company’s voluntary liquidation.

On November 5, 2007, the Company signed a Share Exchange Agreement (the “Exchange Agreement”) with WTC shareholders for the acquisition of all the outstanding shares of WTC in exchange for the issuance of Company shares, representing approximately 50% of the Company’s shares.

On December 20, 2007, the general shareholders meeting of IIS approved the Exchange Agreement. The closing of the transaction was on January 2, 2008. For additional information see note 5a.

As of September 30, 2007, the Company is no longer engaged in any operational business other than providing managing services to WTC for a fixed fee amounting to $6,000 per month.

b.	Basis of presentations

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and Article 10 of Regulation S-X under the Securities Exchange Act of 1934. These condensed financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on August 31, 2007.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2007, are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Loss per share

Basic and diluted loss per share was computed by dividing net loss by the weighted average number of shares outstanding during the period.

d.	Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109", which was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the net loss of the Company.

As a result of the implementation of FIN 48, the Company recognized $4 thousands as a long-term liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of accumulated deficit. During the nine months ended September 30, 2007, the Company recorded an increase of its unrecognized tax benefits of $10 thousands. Both amounts would result in a reduction of the Company’s effective tax rate, if recognized.

As of the date of adoption, the tax years that remain subject to examination by tax authorities are between years 2002 and 2006.

e.	Recently issued accounting pronouncements:

In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to the Company, this standard will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 157 would have on its financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, this standard will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 159 would have on its financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 2 – LOANS:

a.	On April 23, 2007 and May 28, 2007, the Company signed loan agreements with WTC to grant an aggregate principal amount of $3,000,000 to WTC. The loans bear an annual interest rate of LIBOR plus 5%, whilst in the event that the Exchange Agreement with WTC is not consummated, the interest on the loan will be increased to LIBOR plus 10% retroactively to the date it was granted. The maturity date was determined as the earlier of (i) 90 days following the termination of the exchange agreement (ii) January 20, 2008.

In connection with these loans, WTC issued promissory notes to the Company. According to these promissory notes, the Company has the right at any time following an event of default, as defined in the agreement, or in the event that the exchange agreement is not consummated, to convert any unpaid amount into fully-paid up and duly issued shares of WTC at a pre-conversion fully-diluted valuation of $ 5,000,000.

The amount of interest included in financial income on behalf of these loans represents an interest of LIBOR plus 10%.

b.	On August 8, 2007 and on September 9, 2007, the Company signed two loan agreements with WTC to grant principal amount of $200,000 each to WTC. The loans bear an interest rate of 1.5% per month. According to those agreements, the maturity date is December 16, 2007, whilst after the balance sheet date the maturity date was lengthened by additional three months. In addition, for every month or part thereof that the principal amount for each loan (including interest) or part thereof shall be outstanding, the Company will be entitled to newly issued ordinary shares of WTC equal to 0.0259% of the issued and outstanding share capital of WTC, on a fully diluted basis. According to the alternative settlement of the above mentioned shares as stipulated in the loan agreements, due to the fact that the exchange agreement was closed prior to issuance of the shares, the amount of shares of the Company that the shareholders of WTC received in such exchange agreement has been reduced by 3,000 shares for every month or part thereof that the principal amount (including interest) or part thereof has been outstanding.

The loans are secured by a pledge over the shares of WTC held by certain shareholders.

The fair value of WTC’s shares to which the Company is entitled has been included in these financial statements as financial income based on the price of the Company’s shares at September 30, 2007, according to the conversion rate ratio established in the exchange agreement.

NOTE 3 – CONTINGENT LIABILITY

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 3 – CONTINGENT LIABILITY (continued):

Since the Company terminated its voluntary liquidation, the Company’s audit committee and board of directors have approved on June 17, 2007, subject to shareholder approval, that these bonuses will be calculated and paid based on the average closing share price of the Company’s shares in the twenty trading days following the approval of this resolution by the general meeting of the shareholders. On December 20, 2007 the general shareholders meeting approved the abovementioned bonuses.

The Company has not provided for the additional bonus to the liquidators in its financial statements as, at balance sheet date, it was contingent upon conditions as detailed above.

Based on the share price from December 20, 2007 until the date of issuance these condensed financial statements, no bonus would be paid.

NOTE 4 – RELATED PARTIES – TRANSACTIONS:

a.	Sale of the investment in Enargis

On March 31, 2003, the Company transferred iSCSI activities to a newly formed company –Enargis. Following such transfer, the Company held 25% in Enargis with the remaining shares held by the Company’s Chief Executive Officer (“CEO”) and Chairman of the Board. On May 23, 2007, the Company transferred all of its 25% holdings in Enargis, together with all the other shareholders of Enargis, to West End Technology Investments Ltd. (“West End”), a company owned by the CEO and Chairman of the Board, for no consideration. The carrying amount of the investment in Enargis at the transaction date was zero.

b.	Rent agreement between the Company and West End

In February 2001, a portion of the Company office space located in Ramat Gan, Israel was leased from West End. As of April 1, 2003, this lease was assumed by Enargis which sublet 35% of the premises to us at an annual cost of approximately $12,000 which was reduced by 50% to $6,000 per annum with effect from August 2004, following our entry into voluntary liquidation proceedings in July 2004. The other 50%, $6,000, was postponed to until receipts of proceeds from the sale of StoreAge or Enargis. These amounts were paid only in May 2007 following termination of our voluntary liquidation proceedings. As of November 2005, the Company became a direct tenant of West End. Following termination of the Company’s voluntary liquidation proceedings in April 2007, the rent increased from 35% to 50% of the premises and annual cost according to the original agreement, amounting to $1,450 per month.

c.	As to Consulting Agreement with West End- refer to Note 5f.

NOTE 5 – SUBSEQUENT EVENTS:

a.	Acquisition of WTC

On December 20, 2007, the Company’s general shareholders meeting approved an Exchange Agreement with WTC and its shareholders for the acquisition of all the outstanding shares of WTC in exchange for the issuance of 11,522,229 shares of the Company to the shareholders of WTC, representing approximately 50% of the issued and outstanding shares of the Company less those shares due to the Company by virtue of the loan agreement between the Company and WTC (see also note 2b). Following the transaction, WTC will become a wholly owned subsidiary of the Company. According to the agreement, the Company will grant stock options to the senior management and shareholders of WTC to purchase an aggregate of 2,300,000 shares of the Company at an exercise price equal to the average trading share price during the twenty (20) trading days prior to the Closing (0.44$), vesting in eight (8) semi- annual installments as long as each such executive continues to be employed by the Company. It is intended that these options will be issued according to the capital gain track, stipulated by Section 102 of the Israeli Income Tax Ordinance.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 5 – SUBSEQUENT EVENTS (continued):

Pursuant to terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the plan – with the exception of the work-income benefit component, if any, determined on the grant date.

In addition, according to the agreement , the Company will increase the shares reserved for issuance to directors, employees, consultants and service providers of the Company and its subsidiaries pursuant to its incentive stock option plans by an additional 1,000,000 shares so that the total amount of shares reserved for issuance pursuant to such plan will be 3,300,000. In addition, the Company will issue to all registered shareholders of the Company as of November 9, 2007 (the “record date”) warrants to purchase an aggregate of 4,600,000 Ordinary Shares of the Company, on a pro-rata basis according to the percentage holding of each such shareholder in the issued and outstanding share capital of the Company on such record date . These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” means each of (i) merger, acquisition or reorganization of IIS with one or more other entities in which IIS is not the surviving entity, or (ii) a sale of all or substantially all of the assets or shares of IIS. The exercise price of each warrant shall be the average trading price per share of the Company’s Ordinary Shares during the twenty trading days prior to the Closing (0.44$). These warrants will be non-transferable and non-exercisable until all applicable Israeli and United States securities laws and regulations have been complied with in connection with the warrants and the underlying shares, including without limitation, that a registration statement covering the underlying shares is declared effective by the United States Securities and Exchange Commission.

The closing of the Exchange Agreement was subject to the Company shareholders’ approval and certain additional customary closing conditions. The closing of the transaction was on January 2, 2008.

b.	Directors’Compensation

On December 20, 2007, the Company’s general meeting of shareholders approved that the compensation of any director of the Company who is not anemployee, consultant or service provider to the Company or any of its subsidiaries, shall be $12,000 per annum. All directors will be granted options to purchase 15,000 ordinary shares of the Company, per annum as long as such person acts as a director of the Company. These compensations will be granted retroactively for the period from April 17, 2007.

The Company also granted to each of the two external directors of the Company options to purchase 45,000 ordinary shares of the Company. The options shall vest annually in equal shares over three years following the grant date.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 5 – SUBSEQUENT EVENTS (continued):

The exercise price of the above options shall be equal to the average closing price of the Company’s shares on the last 20 trading days prior to December 20, 2007 (0.44$).

The Company has included a provision for the cash compensation in these financial statements.

As to options granted to the CEO and Chairman of the Board, see f. below.

c.	Issuance of convertible notes and warrants

On November 15, 2007, the Company announced that it has signed definitive agreements with private investors (the “purchasers”) for the issuance of convertible notes in the principal amount of $1,655,000, out of which $827,500 was invested in November 2007 and the remaining 50% was invested on January 7, 2008. The principal amount of the notes will accrue an annual interest rate of 8%. The principal amount and interest will be repaid in 12 equal quarterly installments commencing 36 months from issuance. Unpaid principal and interest may at the option of the purchasers be converted into ordinary shares at a price of $0.65 per share, subject to certain conditions. The Company shall have the right to redeem the principal amount and interest of the notes that have not been converted into shares, in whole or in part, between December 31 and January 31 of each year commencing December 31, 2008 or at the closing of a Transaction (which is defined as either the merger of the Company into another company or the purchase of all shares of the Company) at a 20% premium per year, or a pro-rata portion of a year if redeemed in the event of a Transaction. The notes are secured by a floating charge on the assets of the Company, subordinated only to bank financing in an amount not to exceed $500,000.

The Company also issued to the purchasers of the notes warrants exercisable for 331,000 ordinary shares at the price per share equal to the average trading share price of the Company during the 20 trading days prior to the closing of the Exchange Agreement (0.44$), until the earlier of: (i) five years from issuance, and (ii) the closing of a Transaction as defined above.

d.	Loans

On October 7, 2007 and on November 5, 2007, the Company signed loan agreements with WTC to grant an aggregate amount of $1,200,000 to WTC, at the same terms as the loans referred in note 2b.

e.	Increase of Registered Share Capital

On December 20, 2007, the Company’s general meeting of shareholders approved theincrease of the registered share capital of the Company by NIS 100,000 consisting of 33,333,334 Ordinary Shares of NIS 0.003 par value each, so that following such increase the registered share capital of the Company shall consist of NIS 150,000 divided into 50,000,000 Ordinary Shares of NIS 0.003 par value each.

f.	Consulting Agreement with West End

On May 15, 2007 and November 5, 2007 the audit committee and the board of directors approved, subject to shareholders approval that was given on December 20, 2007 an agreement with West End. According to the agreement the CEO and Chairman of the board will provide to the Company consulting services for a monthly fee of NIS 60,000 (approximately $15,000). The effective date of the agreement is April 17, 2007.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli Corporation)
NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
(Unaudited)

NOTE 5 – SUBSEQUENT EVENTS (continued):

Further approved on the same general meeting of shareholders to grant the CEO and Chairman of the board options to purchase 15,000 Ordinary Shares of the Company, per annum for each year in which he serves as a director of the Company, commencing April 17, 2007. The exercise price of such options shall be equal to the average closing share price on the last 20 trading days prior to December 20, 2007 (0.44$).

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

WITECH COMMUNICATIONS LTD

We have audited the consolidated balance sheets of Witech Communications Ltd (the “Company”) and its subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of operations, of changes in shareholders’ equity (capital deficiency) and of cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2006 and 2005 and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has net losses for the period from inception (February 1, 2004) through December 31, 2006 of $2,746 thousand, as well as negative cash flow from operating activities. Presently the Company does not have sufficient cash resources to meet its requirements in the twelve months following January 10, 2008. These reasons raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel	Kesselman & Kesselman
January 10, 2008	Certified Public Accountant (Isr.)
A member of PricewaterhouseCoopers
International Limited

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,
	2006	2005

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$31	$20
Restricted bank deposit	31
Accounts receivable	101	110

T o t a l current assets	163	130

FUNDS IN RESPECT OF EMPLOYEE RIGHTS UPON RETIREMENT	43	15
FIXED ASSETS, net	757	143

T o t a l assets	$963	$288

Liabilities and shareholders' equity
(net of capital deficiency)
CURRENT LIABILITIES:
Credit from banks and current maturities of long term loans	$469	$21
Accounts payable and accruals:
Trade payables	92	23
Other	475	56

T o t a l current liabilities	1,036	100

LONG-TERM LIABILITIES:
Loans (net of current maturities):
Bank loans	137
Other loans and convertible loans	801	90
Warrants issued to a bank	131
Liability for employee rights upon retirement	67	28

T o t a l long-term liabilities	1,136	118

T o t a l liabilities	2,172	218

COMMITMENTS, see note 5
SHAREHOLDERS' EQUITY (CAPITAL
DEFICIENCY):
Ordinary shares of NIS 0.1 par value at
December 31, 2006 and 2005:
authorized - 500,000 shares;
issued and outstanding 25,000 shares and 2,000 shares,
respectively	1	*
Additional paid-in capital	1,536	800
Accumulated deficit	(2,746)	(730)

T o t a l shareholders' equity (capital deficiency)	$(1,209)	$70

T o t a l liabilities and shareholders' equity
(net of capital deficiency)	$963	$288

—————————————— Charles Moss Chairman of the Board and Chief Executive Officer	—————————————— Yifat Zommer Chief Financial Officer

* Represents an amount of less than $1,000.

The accompanying notes are an integral part of the financial statements.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2006	2005

REVENUES	$272	$25
COST OF REVENUES	740	57

GROSS LOSS	(468)	(32)
RESEARCH AND DEVELOPMENT EXPENSES, net	407	200
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	820	208

OPERATING LOSS	(1,695)	(440)
FINANCIAL EXPENSES, net	316	14

LOSS BEFORE TAXES ON INCOME	(2,011)	(454)
TAXES ON INCOME	(5)

NET LOSS	$(2,016)	$(454)

NET LOSS PER SHARE -
basic and diluted	$(105.4)	$(29.4)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
USED IN COMPUTING LOSS PER
ORDINARY SHARES-
basic and diluted	19,125	15,421

The accompanying notes are an integral part of the financial statements.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
(U.S dollars in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total shareholders' equity (capital deficiency)
	Number of shares**	Amount

Balance as of January 1, 2005	2,000	*	$230	$(276)	$(46)

Changes during 2005:
Issuance of share capital		*	570		570
Net loss				(454)	(454)

Balance as of December 31, 2005	2,000	*	800	(730)	70

Changes during 2006:
Stock based compensation			233		233
Stock split	18,000	$1	(1)
Shares issued to be held by the Company	5,000
Issuance of share capital		*	418		418
Conversion of a loan into shares			86		86
Net loss				(2,016)	(2,016)

Balance as of December 31, 2006	25,000	$1	$1,536	$(2,746)	$(1,209)

*	Represents an amount of less than $1,000.

**	Including shares issued to the Company, for no consideration, in the amount of 720 shares and 3,362 shares as of January 1, 2005 and December 31, 2006, respectively, see note 6.

The accompanying notes are an integral part of the financial statements.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Year ended December 31,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,016)	$(454)
Adjustments required to reconcile net loss to net cash used
in operating activities:
Depreciation	197	32
Changes in accrued liability for employee rights
upon retirement	39	27
Gain on amounts funded in respect of employee
rights upon retirement	(7)	(2)
Share based compensation	233
Accrued interest in respect of loans received	229	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	9	(99)
Increase in accounts payable and accruals	497	31

Net cash used in operating activities	(819)	(465)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(827)	(156)
Investment grants relating to fixed assets	16	24
Investment in a restricted bank deposit	(31)
Amounts funded in respect of employee rights upon
Retirement	(21)	(12)

Net cash used in investing activities	(863)	(144)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit from banks - net	43	(33)
Long term loans received from a bank and warrants issued
to a bank	400
Long term convertible loans received from others	156	90
Long term loans received from others	685
Issuance of share capital	409	570

Net cash provided by financing activities	1,693	627

INCREASE IN CASH AND CASH
EQUIVALENTS	11	18

BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	20	2

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$31	$20

Supplementary information on financing
activities not involving cash flows:
Conversion of a loan into ordinary shares	$86

Issuance of shares to an employee as a settlement of a
liability	$9

* Represents an amount of less than $1,000.

The accompanying notes are an integral part of the consolidated financial statements.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Operations

Witech Communications Ltd. (the “Company”) was established in Israel in 2004. The Company operates in one operating segment – development and manufacture of wireless video technology, and provides wireless video solutions for diverse commercial applications system. The system, marketed currently captures dynamic videos, for installation on roller coasters and other thrill rides in amusement parks. The revenue of the Company is derived from the sale of CDs and other media products to roller coasters riders, which were filmed by the Company’s systems. The Company and its subsidiary (the “Group”) has signed contracts with amusement parks according to which it was granted the right to operate the systems in the said parks and it entitled to a percentage of revenue from the sale of CDs. The sales in the US, which represent the majority of the company’s sales, are done through a wholly owned subsidiary, CDRide Corp. (“CDRide”) which was established in June 2005 and registered in the state of Delaware

On February 20, 2007, the Company signed a Memorandum Of Agreement (“MOA”) with I.I.S Intelligent Information Systems Limited (“IIS”) with respect to a contemplated merger between the Company and IIS, under which IIS is to acquire full control and ownership of the Company, in consideration of approximately 50% of IIS’s shares.

On November 5, 2007, the Company signed a Share Exchange Agreement (the “Exchange Agreement”) with IIS shareholders for the acquisition of all the outstanding shares of the Company in exchange for the issuance of IIS’s shares. See also note 11b.

On December 20, 2007, IIS’s general shareholders meeting approved the Exchange Agreement with the Company and it’s shareholders for the acquisition of all the outstanding shares of the Company in exchange for the issuance of 11,552,226 shares of IIS to the shareholders of the Company, representing approximately 50% of the issued and outstanding shares of IIS less those shares due to IIS by virtue of the loan agreement between IIS and the Company.

The closing of the transaction was on January 2, 2008. For additional information see note 11b.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has accumulated net losses for the period from inception (February 1, 2004) through December 31, 2006 of $2,746 thousand, as well as negative cash flow from operating activities. Presently, the Company does not have sufficient cash resources to meet its requirements in the twelve months following January 10, 2008, the date of issuance of these consolidated financial statements. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is in the process of evaluating various financing alternatives as the Company will need to finance future operating expenses, research and development activities and general and administrative expenses through fund raising in the public or private equity markets. Among these alternatives the Company is relying on the additional financing from IIS, see also note 11. Although there is no assurance that the Company will be successful with those initiatives, management is confident that it will be able to secure the necessary financing as a result of ongoing financing discussions with third party investors and existing shareholders.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent on its ability to obtain additional financing as may be required and ultimately to attain profitability.

2)	Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

3)	Functional currency

The currency of the primary economic environment in which the operations of the Group are conducted is the U.S. dollar (“dollar”; “$”). Almost all of the Group’s income is incurred in dollars. Thus, the functional currency of the Group is the dollar.

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

4)	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b.	Principles of consolidation

1)	The consolidated financial statements include the accounts of the Company and its subsidiary.

2)	Intercompany balances and transactions were eliminated in consolidation.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash equivalents

The Group considers all highly liquid investments, which are comprised of short-term bank deposits with an original maturity date of up to three months that are not restricted as to withdrawal or use, to be cash equivalents.

d.	Fixed assets:

Fixed assets are stated at cost, net of accumulated depreciation and of related investment grants received from the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel (the “OCS”) (see also note 5d) in the amount of $28,540 and $20,287 at December 31, 2006 and 2005, respectively. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	7
Installed systems	33

Direct labor and overhead costs related to the construction and installation of fixed assets that are required to bring the asset to its intended use, are capitalized to the extend that it is expected that they are to generate economic future benefits. The direct payroll and related costs of employees that are related to construction and installation activities are capitalized based on specific time devoted to these activities where identifiable.

Maintenance and repairs are charged to expenses as incurred and improvements are capitalized.

e.	Deferred income taxes:

The Group accounts for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect at time when these differences reverse.

Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. The Group has provided a full valuation allowance with respect to its deferred tax assets as it expects that it is more likely than not that it will not have taxable income in the foreseeable future.

The Group does not provide for deferred taxes with respect to the difference between the book value and the tax basis of investments in its non – Israeli subsidiary, as the Company does not expect such temporary differences to be reversed in the foreseeable future.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Paragraph 9(f) of SFAS 109 “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the aforementioned differences were not reflected in the computation of deferred tax assets and liabilities.

f.	Revenue recognition:

Revenues from sales of CDs and other media products to roller coaster riders, which were filmed by the Company’s systems, are recognized at the point of sale on a net basis pursuant to EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”, based on the percentage stated in the agreements with the amusement parks ( see also note 1 a (1)).

g.	Research and development:

Research and development costs are expensed as incurred and consist primarily of personnel, facilities, equipment, and supplies for research and development activities. Grants received from the OCS are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. The grant is deducted from the related research and development expenses as the costs are incurred. See also note 5d.

h.	Net loss per share:

Basic and diluted net loss per share is computed by dividing net loss attributed to ordinary shares for the period by the weighted average number of ordinary shares outstanding during the period after giving retroactive effect to the stock split effected on February 20, 2006, see note 6a(3). The calculation of diluted net loss per share excludes potential additional ordinary shares issuable upon the conversion of stock options, warrants and convertible loans as their effect was anti-dilutive.

i.	Accounting for share – based compensation:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123(R)”). FAS 123(R) supersedes APB 25 and related interpretations and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (“FAS 95”). FAS 123(R) requires awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Fair value of financial instruments:

In view of their nature, the fair value of the financial instruments included in the working capital of the Company is usually identical or close to their carrying value. The carrying amounts of the Company’s long-term assets, long-term loan payable, and other long-term liabilities approximate their fair value.

k.	Concentration of credit risks:

Financial instruments that subject the Group to credit risk consist primarily of cash and cash equivalents, which are deposited in major financial institutions in Israel and the U.S..

Accordingly, the Group’s cash and cash equivalents balances do not represent a substantial concentration of credit risks at December 31, 2006.

l.	Impairment in value of long-lived assets:

Under FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”(“FAS 144”), the Group reviews long-lived assets, to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

As of December 31, 2006 the Group has not recorded any impairment charges relating to its long lived assets.

m.	Advertising costs:

Cost related to advertising and promotion of products, which amounted to $83 thousand and $337 thousand for the years ended December 31, 2005 and 2006, respectively, are charged to selling, general and administrative expenses as incurred.

n.	Newly issued and recently adopted accounting pronouncements:

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes –an interpretation of FAS 109". This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as de-recognition, interest and penalties and disclosure. The provisions of FIN 48 are effective for fiscal years beginning January 1, 2007. The adoption of this interpretation had the effect of increase in the accumulated deficit of $10 thousand.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. The provisions of SFAS 157 are effective for fiscal years beginning January 1, 2008. The Group is currently evaluating the impact of adopting of SFAS 157 on its consolidated financial statements and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on the Group’s financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The provisions of SFAS 159 are effective for fiscal years beginning January 1, 2008. The Group is currently evaluating the impact of adopting SFAS 159 on its financial position, cash flows and results of operations.

NOTE 2 – FIXED ASSETS:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31
	2006	2005
	U.S. dollars in thousands

Cost:
Computers and peripheral equipment	$41	$39
Office furniture and equipment	10	2
Installed systems	941	123
Systems under construction		17

	992	181
Less - accumulated depreciation	(235)	(38)

Net carrying amount	$757	$143

b.	Depreciation expenses totaled $197 and $32 for the years ended December 31, 2006 and 2005, respectively.

c.	As for pledges – see note 5a.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LOANS AND CONVERTIBLE LOANS:

a.	Composed as follows:

	December 31
	2006	2005
	U.S. dollars in thousands

Loans from a bank (see d. below)	$326
Loans from others* (see f. and h.. below)	293
Convertible loans from others (see e. and h. below)	724	$90

	1,343	90
Less - current maturities (see note 8b)	(405)

	$938	$90

*	Including loan from Opcom Ltd (“Opcom”), a company controlled and owned by the CEO and shareholder of the Company in the amount of $61 thousand.

b.	Classified by currency of repayment, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	December 31
	2006		2005
Currency	Interest rates	Amount
	%	U.S. dollars in thousands

U.S. dollars	11.8%-42.5%**	$923	$90
U.S. dollars	Libor+5%	326
New Israeli Shekels	12%	94

		$1,343	$90

** Mainly 40.5%.

c.	The loans (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2006	2005
	U.S. dollars in thousands

Second year	$693	$90
Third year	187
Fourth year	58

	$938	$90

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LOANS AND CONVERTIBLE LOANS (continued):

d.	On June 21, 2006 and July 3, 2006, the Company was granted loans from Mizrahi-Tefahot bank (“the Bank”) in an aggregate amount of $400,000. The loans bear a stated effective annual interest rate of Libor+5%. The principal amount will be repaid in 12 monthly installments commencing 12 months from grant date. The interest of one of the loans will be repaid in 24 months, commencing one month from the grant date, and the other loan’s interest will be repaid with the principal installments.

On the dates the loans were received, the Company granted the Bank warrants to purchase 4% of the then outstanding Company’s share capital, on a fully diluted basis, for no consideration, exercisable any time for a period of 6 years commencing at grant date.

The bank has also received a PUT option to sell back to the Company those warrants for the amount of $400,000. The PUT option may be exercised, in whole or in part, at the end of 4 years after grant date and in accordance with the provisions stated in the agreements.

Based on APB 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” the allocation of the proceeds from the bank has been based on allocation of full fair value to the warrant and the residual proceeds to the loans. The warrant is classified as a liability under “Warrants issued to a bank” and measured subsequently at fair value with changes in fair value recognized in profit and loss.

As to the modification of the terms of the warrants subsequent to December 31, 2006, see note 11g.

e.	1)	Loans from others

On January 10, 2006 and February 5, 2006, the Company was granted loans in the amount of $100,000 and $50,000, respectively from two lenders. These loans bear an effective annual interest rate of 40.5%. The principal amount and interest will be repaid in 4 annual installments commencing 12 months from grant date.

According to the terms of the loans, should the Company not be able to repay the first installment, the lenders will be entitled to choose to either convert the said installment into the Company’s shares or postpone the payment in consideration for an additional interest. In case that the Company will not be able to repay the loans, each installment will be converted into a certain percentage of the Company’s share capital, at the date of conversion.

When the final installment is due, the lender has the right to receive shares comprising a certain percentage of the Company’s issued shares, in lieu of $50,000 and $25,000, respectively, which will be deducted from the final payment.

The amount of the installments may be adjusted according to a formula detailed in the agreements based on certain operational indexes of the Company. In any case, the total amount of repayment will not be less than $150,000 and $75,000, respectively.

On January 20, 2007 an amount of approximately 71,000$ ($50,000 principal and $21,000 interest out of $100,000 loan) was converted into 311 shares of the Company. The conversion rights on the $50,000 loan and on the remaining $50,000 out of the $100,000 loan were cancelled on the date of the closing.

See h. below in respect of postponement of repayment date.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LOANS AND CONVERTIBLE LOANS (continued):

2)	On November 30, 2005 the Company was granted a loan in the amount of $90,206 by a lender. The loan bears an effective annual interest rate of 11.8%. The principal amount and interest will be repaid 24 months after the grant date. According to the terms of the loan the lender may convert the loan into the Company’s shares at an increasing conversion ratio as a factor of time.

See h. below in respect of postponement of repayment date.

On January 2, 2008, the date of the closing, the conversion rights on the loans were cancelled.

3)	On February 8, 2006 the Company was granted a loan by the CEO and a shareholder of the Company in an amount of approximately $28,000. The loan is denominated in NIS and linked to the dollar and bears effective annual interest rate of 12%. The principal amount and interest will be repaid not later than the end of 2008.

According to the terms of the loan the lender may convert the loan into the Company’s shares at a price of $136 per share.

On November 1, 2007 an amount of approximately 40,000$ was converted into 684 shares of the Company.

4)	On May 16, 2006 the Company was granted loans in the total amount of $360,000 by a group of lenders. The loans bear an effective annual interest rate of 14.33%. The principal amount and interest will be repaid 18 months after the grant date. According to the terms of the loan the lender may convert the loan into the Company’s shares.

On December 30, 2007, the loans were converted into 1,838 shares of the Company. At time of the conversion, the conversion conditions were changed such that the conversion rate was changed from 4% to approximately 6%.

f.	On December 15, 2006, a loan was received by the Company from a lender on March 23, 2006 in the amount of $59,957 and the accumulated interest on such loan and the accumulated interest on the loan described in e(2) above were converted into 365 shares of the Company. See also note 6a(6). The above amount of approximately $86,000 was classified as equity on the date of conversion.

g.	As to pledges – see note 5a.

h.	On November 5, 2007, the repayment date of loans in the total amount of $630,000 (including loans described in e(1) and e(2) above) have been postponed until IIS raises at least $6 million in equity or convertible debt financing ($1.655 million of this amount has already been raised).

NOTE 4 – EMPLOYEE RIGHTS UPON RETIREMENT

Israeli law generally requires payment of severance pay and/or pensions upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liabilities are fully provided for in these consolidated financial statements, as if it was payable at each balance sheet date on an undiscounted basis, based upon the number of years of service and the most recent monthly salary of the Company’s employee.

The amounts funded are presented as non-current assets. The severance pay expenses were $21 thousand and $12 thousand in the years ended December 31, 2006 and 2005, respectively.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – COMMITMENTS:

a.	The Company has on-going collateral including rights derived from, on all its assets, and fixed collateral on its share capital and goodwill. The collateral is to the benefit of the Bank.

b.	The Company has fixed collateral on its share capital, goodwill and all its assets to other lenders.

c.	In February 2007 the Company signed an agreement for the lease of its facilities for a period of one year ending on March 1, 2008. The monthly rental payments are in the amount of $6,600. In addition, the Company has agreed to pay a monthly amount of $900 in respect of management and maintenance fee. Lease expenses totaled to $55 thousand and $5 thousand for the years ended December 31, 2006 and 2005.

d.	Royalties to the OCS:

The Company is committed to pay royalties to the Government of Israel at a rate of 3%-5% of the proceeds from sales of products in the research and development expenses of which the Government of Israel participated by way of grants. The commitment is determined on a product-by-product basis, in an amount not to exceed the total of the grants received (dollar linked) with an additional of an annual interest based on Libor.

As of December 31, 2006, the Company has outstanding contingent obligations to pay royalties in the amount of $133 thousands in respect of future sales of products derived from such research and development.

e.	On January 23, 2007, the Company signed an agreement which settles the finder’s fee (subject to closing) in respect of the share exchange agreement with IIS. According to the agreement with the finder, the Company will pay in cash 2.25% of $4,900,000, which represents the estimated balance of cash in IIS at that date, and 4.7% of the ordinary shares of the Company which were converted into 545,270 IIS shares.

NOTE 6 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	Composed as follows:

	Number of shares
	Authorized	Issued and paid
	December 31, 2006 and 2005	December 31
		2006	2005

Ordinary shares of NIS 0.1 par value	500,000	25,000	2,000

2)	During the year 2005, the Company issued 469 ordinary shares of NIS 0.1 par value that were held by the Company in consideration of $570 thousands.

3)	On February 20, 2006, the Company executed a stock split by distributing, prorata, to its shareholders 18,000 ordinary shares of NIS 0.1 par value, for no consideration.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

4)	On September 1, 2006, the Company issued 5,000 ordinary shares of NIS 0.1 par value for no consideration to be held by the Company.

5)	During the year 2006, the Company issued (including shares granted to an employee – see b(2) below) 3,477 ordinary shares of NIS 0.1 par value that were held by the Company in consideration of $418 thousands.

6)	On December 15, 2006, a loan and accumulated interest in a total amount of $86 thousands was converted into 365 ordinary shares of NIS 0.1 par value of the Company, (see also note 3f.).

b.	Employee compensation

1)	As to the Company’s option plan – see note 11f.

2)	On June 28, 2006, and August 31, 2006, 800 and 233 shares that were held by the Company, respectively, were granted to an employee at par value and $9,227, respectively. The fair value of the above shares on the grant dates, based on the Company’s estimates is $233,000.

c.	As to convertible loans and warrants issued – see notes 3d and 3e.

NOTE 7 – TAXES:

a)	Corporate taxation in Israel:

1)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “inflationary adjustments law”)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli consumer price index (“CPI”). The Company is taxed under this law.

2)	Tax rates

The income of the Company is taxed at the statutory rate. The corporate tax rates for 2005 and thereafter, as amended in August 2005 are as follows: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

b)	Subsidiary outside Israel – CDRide

The subsidiary that is incorporated outside of Israel is assessed for tax under the tax laws in the U.S. The principal tax rate applicable to the subsidiary is 40%.

The taxes on income for the year ended December 31, 2006, is in respect of the Company’s subsidiary.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES (continued):

c)	Deferred income taxes

The deferred income taxes are composed as follows:

	December 31
	2006	2005
	U.S. dollar in thousand

Provided for:
Operating loss carryforward	$550	$125
Provisions for employee related obligations	20	8

Total	570	133
Less - valuation allowance	(570)	(133)

	-;-	-;-

The deferred tax assets are computed at the tax rates of 25% as of December 31, 2006 and 2005.

d)	Carryforward tax losses

As of December 31, 2006, the Company has carryforward tax losses in the amount of approximately $2.22 million which may be carried forward and offset against taxable income in the future for an indefinite period (December 31, 2005 – $0.5 million).

Under the inflationary adjustments law (see a. above), carryforward losses are linked to the Israeli Consumer Price Index.

e)	Tax assessments

The Company and its subsidiary have not yet been assessed for tax purposes since incorporation.

f)	The components of profit (loss) before income taxes are as follows:

	Year ended December 31
	2006	2005
	U.S. dollar in thousand

United States	$13	$1
Israel	(2,024)	(455)

	$(2,011)	$(454)

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES (continued):

g)	Reconciliation of the theoretical tax expenses to actual tax expenses :

	Year ended December 31
	2006	2005
	U.S. dollar in thousand

Loss before taxes, as reported in the
statements of operations	$(2,011)	$(454)

Theoretical tax benefit at the statutory rate
(31% and 34% for the years ended
December 31, 2006 and 2005, respectively)	$(623)	$(154)
Changes in taxes in respect of tax losses incurred
in the reported year for which deferred taxes
were not created	475	111
Difference between the basis of measurement of
loss reported for tax purposes and the basis of
measurement of loss for financial reporting
purposes	41	(2)
Special allowance, net of non deductible expenses	107	45
Other	5

	$5	-;-

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

		December 31
		2006	2005
		U.S. dollar in thousands

a.	Accounts receivable:
	Government authorities	$26	$9
	OCS	36	63
	Others	39	38

		$101	$110

b.	Credit from banks and current maturities of
	long term loans :
	Short-term credit from banks	$64	$21
	Current maturities of long-term loans:

	From a bank	189
	From others	216

		$469	$21

c.	Accounts payables and accruals:

1)	Trade payable:
	Open accounts	$36	$8
	Checks and notes payable	56	15

		$92	$23

2)	Other:
	Payroll and related expenses	$250	$41
	Accrued expenses	147	5
	Related party	66
	Other	12	10

		$475	$56

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – RELATED PARTIES – TRANSACTIONS AND BALANCES:

a.	Transactions with related parties:

	Year ended December 31
	2006	2005
	U.S. dollar in thousands

Management fees (see c. below)	$43	$5

Financing expenses	-,-	$3

b.	Related party balances:

	December 31
	2006	2005
	U.S. dollar in thousands

Current liabilities - presented under "Credit
from banks and loans" - "Current
maturities of long term loans from others"	$11	$3

Current liabilities - presented under
"Accounts payable and accruals" - "Other
payable"	$66	$1

Long-term liabilities - presented under
"Loans" - "Other" (see also note 3a and
note 3e(3))	$94	-,-

c.	On December 31, 2006 and December 31, 2005 the Company signed an agreement with Opcom to receive management fees for management services granted to the Company and participation in the Company’s operational expenses in the amount of $43,000 in the year ended December 31, 2006 and $5,000 in the year ended December 31, 2005.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SEGMENT INFORMATION:

The Group operates in one reportable segment.

Disaggregated financial data is provided below as follows: (1) revenues by geographic area and tangible long-lived assets by geographic location; and (2) revenues from principal customers:

1)	Geographic and by products information:

Revenues are attributed to geographic areas based on the location of the customer. The following is a summary of revenues by geographic area:

	Year ended December 31
	2006	2005
	U.S. dollar in thousands

USA and Canada	$262	$15
Israel	10	10

	$272	$25

Tangible long-lived assets by geographic location are as follows:

	December 31
	2006	2005
	U.S. dollar in thousands

USA and Canada	$736	$96
Israel	21	47

	$757	$143

2)	Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

	Year ended December 31
	2006	2005

Customer A	28%	-;-

Customer B	22%	-;-

Customer C	12%	-;-

Customer D	12%	60%

Customer E	4%	40%

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUBSEQUENT EVENTS:

a.	Asto MOA and the assignment of the Exchange Agreement see note 1a(1).

b.	On December 20, 2007, the IIS’s general shareholders meeting approved the Exchange Agreement with the Company and all its shareholders of the Company for the acquisition of all the outstanding shares of the Company in exchange for the issuance of 11,552,226 shares of IIS to the shareholders of the Company, representing approximately 50% of the issued and outstanding shares of IIS less those shares due to IIS by virtue of the loan agreement between IIS and the Company. Following the transaction, the Company will become a wholly owned subsidiary of IIS. According to the agreement, IIS will grant stock options to the senior management and shareholders of the Company to purchase an aggregate of 2,300,000 shares of IIS at an exercise price equal to the average trading share price during the twenty (20) trading days prior to the Closing, vesting in eight (8) semi – annual installments as long as each such executive continues to be employed by IIS.

In addition, according to the agreement , IIS will increase the shares reserved for issuance to directors, employees, consultants and service providers of IIS and its subsidiaries pursuant to its incentive stock option plans by an additional 1,000,000 shares so that the total amount of shares reserved for issuance pursuant to such plan will be 3,300,000.

In addition, IIS will issue to all registered shareholders of IIS as of November 9, 2007 (the “record date”) warrants to purchase an aggregate of 4,600,000 Ordinary Shares of IIS nominal value NIS 0.003 per share, on a pro-rata basis according to the percentage holding of each such shareholder in the issued and outstanding share capital of IIS on such record date. These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” means each of (i) merger, acquisition or reorganization of IIS with one or more other entities in which IIS is not the surviving entity, or (ii) a sale of all or substantially all of the assets or shares of IIS. The exercise price of each warrant shall be the average trading price per share of IIS’s Ordinary Shares during the twenty trading days prior to the Closing. These warrants will be non-transferable and non-exercisable until all applicable Israeli and United States securities laws and regulations have been complied with in connection with the warrants and the underlying shares, including without limitation, that a registration statement covering the underlying shares is declared effective by the United States Securities and Exchange Commission.

c.	On April 23, 2007 and May 28, 2007, IIS signed loan agreements with the Company to grant an aggregate principal amount of $3,000,000 to the Company. The loans bear an annual interest rate of LIBOR plus 5%, whilst in the event that the Exchange Agreement with IIS is not consummated, the interest on the loan will be increased to LIBOR plus 10% retroactively to the date it was granted. The maturity date was determined as the earlier of (i) 90 days following the termination of the exchange agreement (ii) January 20, 2008.

In connection with these loans, the Company issued promissory notes to IIS. According to these promissory notes, IIS has the right at any time following an event of default, as defined in the agreement, or in the event that the exchange agreement is not consummated, to convert any unpaid amount into fully-paid up and duly issued shares of the Company at a pre-conversion fully-diluted valuation of $5,000,000.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUBSEQUENT EVENTS (continued):

d.	On August 8, 2007 and on September 9, 2007, IIS signed two loan agreements with the Company to grant principal amounts of $200,000 each to the Company. The loans bear an interest rate of 1.5% per month. According to the original agreements, the maturity date is December 16, 2007, whilst in December 2007 the maturity date was lengthened by additional three months. In addition, for every month or part thereof that the principal amount for each loan (including interest) or part thereof shall be outstanding, IIS will be entitled to newly issued ordinary shares of the Company equal to 0.0259% of the issued and outstanding share capital of the Company, on a fully diluted basis. According to the alternative settlement of the above mentioned shares as stipulated in the loan agreements, due to the fact that the exchange agreement was closed prior to issuance of the shares, the amount of shares of IIS that the shareholders of the Company received in such exchange agreement has been reduced by 3,000 shares for every month or part thereof that the principal amount (including interest) or part thereof has been outstanding.

The loans are secured by a pledge over the shares of the Company held by certain shareholders.

On October 7, 2007 and on November 5, 2007, The Company signed loan agreements with IIS to receive an aggregate amount of $1,200,000 to the Company, at the same terms as the loan referred above.

e.	Subsequent to December 31, 2006, loans in a total amount of $576 thousands were converted into 3,275 ordinary shares of NIS 0.1 par value of the Company, from which 1,434 ordinary shares were held by the Company. In addition the Company issued 1,434 ordinary shares of NIS 0.1 par value in respect of finder’s fee and additional 35 ordinary shares in respect of a short term loan received and repaid during the year 2007. In addition the Company issued 2,417 ordinary shares of NIS 0.1 par value that were held by the Company, in consideration of $484 thousands.

In January 2007, the Company issued 492 ordinary shares of NIS 0.1 par value for no consideration to be held by the Company.

f.	In August 2007 the Company approved an employee share option plan (hereafter – the Plan), according to which employees and service providers of the Company will receive up to 1,000 options, which could be exercised into NIS 0.1 par value of Company’s ordinary shares. The ordinary shares that will be issued following the exercise of the options will be equal in rights to the Company’s ordinary shares immediately upon their allocation.

The share option plan is subject to the capital gain track stipulated by the section 102 of the Israeli Income Tax Ordinance. Pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plan – with the exception of the work-income benefit component, if any, determined on the grant date.

In September 2007, the Company granted, according to the Plan, 1,000 options to employees, at an exercise price of NIS 0.1 per share. All of the options vested immediately. All of the options were exercised until the approval of these financial statements. The Company estimated that the fair value of the options on the date of grant is approximately $122,000

The Company issued 1,000 ordinary shares of NIS 0.1 par value for the exercise of the above options.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUBSEQUENT EVENTS (continued):

g.	On December 31, 2007, the Company and the Bank signed a Notice And Agreement Of Exercise And Redemption (“the Notice”) in respect of the two loans received from the Bank in 2006 (see note 3d). According to the Notice, The Bank will receive 610 ordinary shares of the Company and will redeem and convert the rest of the warrants into a one-time payment of $200,000. Upon the fulfillments of these terms, the Bank will have no further rights under the warrants.

The Company allocated the above shares on December 31, 2007 and paid the amount of $200,000 on December 16, 2007.

On that day the Company received a new loan from the Bank in the amount of the payment, which bears an effective annual interest rate of Libor+5% and will be repaid in 12 monthly installments commencing July 2008.

WITECH COMMUNICATIONS LTD
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Unaudited)

WITECH COMMUNICATIONS LTD
(An Israeli Corporation)
INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Unaudited)

TABLE OF CONTENTS

Page

CONDENSED CONSOLIDATED FINACIAL STATEMENTS:
Condensed balance sheets - September 30, 2007 and December 31, 2006	F-61
Condensed statements of operations for nine month periods ended September 30, 2007
and 2006	F-62
Condensed statements of cash flows for the nine month periods ended September 30, 2007
and 2006	F-63
Notes to financial statements	F-64-F-69

The amounts are stated in U.S dollars, ($) in thousands.

WITECH COMMUNICATIONS LTD
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S dollars in thousands)

	September 30, 2007	December 31, 2006
	(Unaudited)	(Audited)

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$82	$31
Restricted bank deposit	64	31
Accounts receivable - other	599	101
Inventory	35

Total current assets	780	163

FUNDS IN RESPECT OF EMPLOYEE RIGHTS UPON
RETIREMENT	92	43
FIXED ASSETS, net	2,305	757

	$3,177	$963

Liabilities net of capital deficiency
CURRENT LIABILITIES:
Credit from banks and loans including current maturities
of long term loans	$4,033	$469
Accounts payable and accruals:
Trade payable	435	92
Other	1,090	475

T o t a l current liabilities	5,558	1,036

LONG TERM LIABILITIES:
Loans (net of current maturities):
Bank loans	$47	$137
Other loans	787	801
Warrants issued to a bank	167	131
Provision for uncertain tax position (see note 1c)	60
Liability for employee rights upon retirement	139	67

T o t a l long-term liabilities	1,200	1,136

T o t a l liabilities	6,758	2,172

CAPITAL DEFICIENCY:
Ordinary shares of NIS 0.1 par value at
September 30, 2007 and December 31, 2006:
authorized - 500,000 shares;
issued and outstanding - 26,492 shares and 25,000 shares,
respectively	1	1
Additional paid-in capital	2,318	1,536
Accumulated deficit	(5,900)	(2,746)

Total capital deficiency	(3,581)	(1,209)

T o t a l liabilities net of capital deficiency	$3,177	$963

The accompanying notes are an integral part of these condensed financial statements.

WITECH COMMUNICATIONS LTD
(An Israeli Corporation)
CONDENSED STATEMENTS OF OPERATIONS
(U.S dollars in thousands, except share and per share data)

	Nine months ended September 30,
	2007	2006
	(Unaudited)

REVENUES	$1,369	$183
COST OF REVENUES	1,573	452

GROSS LOSS	(204)	(269)
RESEARCH AND DEVELOPMENT EXPENSES, net	239	361
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,085	597

OPERATING LOSS	(2,528)	(1,227)
FINANCIAL EXPENSES, net	539	214

LOSS BEFORE TAXES ON INCOME	(3,067)	(1,441)
TAXES ON INCOME	77	4

NET LOSS FOR THE PERIOD	$(3,144)	$(1,445)

NET LOSS PER SHARE - basic and diluted	$(127.6)	$(77.2)

WEIGHTED AVERAGE NUMBER OF ORDINARY
SHARES USED IN COMPUTING LOSS PER SHARES
basic and diluted	24,641	18,707

The accompanying notes are an integral part of these condensed financial statements.

WITECH COMMUNICATIONS LTD
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Nine months ended September 30
	2007	2006
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(3,144)	$(1,445)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	481	113
Changes in accrued liability for employee rights upon retirement	72	30
Gain on amounts funded in respect of employee rights upon retirement	(2)	(6)
Share based compensation	122	233
Changes in provision for uncertain tax position	50
Accrued interest in respect of loans received	370	116
Changes in operating assets and liabilities:
Increase in accounts receivable	(498)	(50)
Increase in accounts payable and accruals	827	416
Increase in inventory	(35)	(5)
Net cash used in operating activities	(1,757)	(598)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment	(1,898)	(755)
Investment grants relating to fixed assets		16
Investment in a restricted bank deposit	(33)	(30)
Amounts funded in respect of employee rights upon retirement	(47)	(15)

Net cash used in investing activities	(1,978)	(784)

CASH FLOWS FROM FINANCING ACTIVITIES:
Credit from banks - net	(64)	(21)
Long-term loans received from a bank and warrants issued to a bank	70	424
Short-term loans received from others	3,400	797
Issuance of share capital	484	204
Repayment of long-term loans	(104)

Net cash provided by financing activities	3,786	1,404

INCREASE IN CASH AND CASH EQUIVALENTS	51	22
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	31	20

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$82	$42

Supplementary information on financing activities not involving cash flows:
Long-term credit received for the purchase of fixed assets	$131	$69

Conversion of long term loans into ordinary shares	$176

Payment of a liability to an employee in the form of shares		$9

The accompanying notes are an integral part of these condensed financial statements.

WITECH COMMUNICATIONS LTD
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	Nature of operations

Witech Communications Ltd. (the “Company”) was established in Israel in 2004. The Company operates in one operating segment – development and manufacture of wireless video technology, and provides wireless video solutions for diverse commercial applications system. The system, marketed currently captures dynamic videos, for installation on roller coasters and other thrill rides in amusement parks. The revenues of the company derive from the sale of CDs and other media products to roller coasters riders, which were filmed by the Company’s systems. The Company and its subsidiary (the “Group”) has signed contracts with amusement parks according to which it was granted the right to operate the systems in the said parks and entitled to a percentage of revenue from the sale of CDs. The sales in the US, which represent the majority of the company’s sales, are done through a wholly owned subsidiary, CDRide Corp. (“CDRide”) which was established in June 2005 and registered in the state of Delaware

On February 20, 2007, the Company signed a Memorandum Of Agreement (“MOA”) with I.I.S Intelligent Information Systems Limited (“IIS”) with respect to a contemplated merger between the Company and IIS, under which IIS is to acquire full control and ownership of the Company, in consideration of 50% of IIS’s shares.

On November 5, 2007, the Company signed a Share Exchange Agreement (the “Exchange Agreement”) with IIS for the acquisition of all the outstanding shares of the Company in exchange for the issuance of IIS shares.

On December 20, 2007, the general shareholders meeting of IIS approved the Exchange Agreement. The closing of the transaction was on January 2, 2008. For additional information see note 4b.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has accumulated net losses for the period from inception (February 1, 2004) through September 30, 2007 of $5,900 thousand, as well as negative cash flow from operating activities. Presently, the Company does not have sufficient cash resources to meet its requirements in the twelve months following January 10, 2008, the date of issuance of these condensed consolidated financial statements. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is in the process of evaluating various financing alternatives as the Company will need to finance future operating expenses, research and development activities and general and administrative expenses through fund raising in the public or private equity markets. Among these alternatives the Company is relying on the additional financing from IIS, see also note 2. Although there is no assurance that the Company will be successful with those initiatives, management is confident that it will be able to secure the necessary financing as a result of ongoing financing discussions with third party investors and existing shareholders.

These condensed consolidated financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent on its ability to obtain additional financing as may be required and ultimately to attain profitability.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Basis of presentations

The accompanying unaudited condensed consolidatedfinancial statements of the Company and its subsidiary (“the Group”) have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and Article 10 of Regulation S-X under the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. These condensed consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on January 10, 2008.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 2007, are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

c.	Accounting for uncertainty in income taxes

Effective January 1, 2007, the Group adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109", which was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Group’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes. Changes in judgement as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the net loss of the Group.

As of the date of adoption, the tax years that remain subject to examination by tax authorities are between years 2004 and 2006. As a result of the implementation of FIN 48, the Group recognized $10 thousands as a long-term liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of accumulated deficit. During the nine months ended September 30, 2007, the Company recorded an increase of its unrecognized tax benefits of $50 thousands. Both amounts would result a reduction of the Group’s effective tax rate, if recognized.

d.	Recently issued accounting pronouncements:

In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to the Group, this standard will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Group, this standard will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – LOANS:

a.	On April 23, 2007 and May 28, 2007, the Company signed loan agreements with IIS to receive an aggregate principal amount of $3,000,000 from IIS. The loans bear an annual interest rate of LIBOR plus 5%, whilst in the event that the Exchange Agreement with IIS is not consummated, the interest on the loan will be increased to LIBOR plus 10% retroactively to the date it was granted. The maturity date was determined as the earlier of (i) 90 days following the termination of the exchange agreement (ii) January 20, 2008.

In connection with these loans, the Company issued promissory notes to IIS. According to these promissory notes, IIS has the right at any time following an event of default, as defined in the agreement, or in the event that the Exchange agreement is not consummated, to convert any unpaid amount into fully-paid up and duly issued shares of the Company at a pre-conversion fully-diluted valuation of $5,000,000.

The loan agreements include certain covenants. The Company satisfied the respective covenants as at December 31, 2006 and September 30, 2007.

The interest accrued in respect of these loans is calculated base on LIBOR plus 10%.

b.	On August 8, 2007 and on September 9, 2007, the Company signed two loan agreements with IIS to receive principal amounts of $200,000 each from IIS. The loans bear an interest rate of 1.5% per month. According to those agreements, the maturity date is December 16, 2007, whilst after the balance sheet date the maturity date was lengthened by additional three months. In addition, for every month or part thereof that the principal amount (including interest) or part thereof shall be outstanding, IIS will be entitled to newly issued ordinary shares of the company equal to 0.0259% of the Company’s issued and outstanding share capital, on a fully diluted basis. According to the alternative settlement of the above mentioned shares as stipulated in the loan agreements, due to the fact that the exchange agreement was closed prior to issuance of the shares, the amount of shares of IIS that the shareholders of the Company received in such exchange agreement has been reduced by 3,000 shares for every month or part thereof that the principal amounts (including interest) or part thereof has been outstanding.

The loans are secured by a pledge over the shares of the Company held by certain shareholders. The fair value of the Company’s shares to which IIS is entitled has been included in these condensed consolidatedfinancial statements as a liability and as financial expenses, based on the price of IIS’s shares at September 30, 2007, according to the ratio established in the Exchange Agreement.

c.	1)	On January 10, 2006 and February 5, 2006, the Company was granted loans in the amount of $100,000 and $50,000, respectively from two lenders. These loans bear an effective annual interest rate of 40.5%. The principal amount and interest will be repaid in 4 annual installments commencing 12 months from grant date.

According to the terms of the loans, should the Company not be able to repay the first installment, the lenders will be entitled to choose to either convert the said installment into the Company’s shares or postpone the payment in consideration for an additional interest. In case that the Company will not be able to repay the loans, each installment will be converted into a certain percentage of the Company’s share capital, at the date of conversion.

When the final installment is due, the lender has the right to receive shares comprising a certain percentage of the Company’s issued shares, in lieu of $50,000 and $25,000, respectively, which will be deducted from the final payment.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – LOANS (continued):

The amount of the installments may be adjusted according to a formula detailed in the agreements based on certain operational indexes of the Company. In any case, the total amount of repayment will not be less than $150,000 and $75,000, respectively.

On January 20, 2007 an amount of approximately 71,000$ ($50,000 principal and $21,000 interest out of $100,000 loan) was converted into 311 shares of the Company. The conversion rights on the $50,000 loan and on the remaining $50,000 out of the $100,000 loan were cancelled on the date of the closing.

See d. below in respect of postponement of repayment date.

2)	On November 30, 2005 the Company was granted a loan in the amount of $90,206 by a lender. The loan bears an effective annual interest rate of 11.8%. The principal amount and interest will be repaid 24 months after the grant date. According to the terms of the loan the lender may convert the loan into the Company’s shares at an increasing conversion ratio as a factor of time.

See d. below in respect of postponement of repayment date.

On January 2, 2008, the date of the closing, the conversion rights on the loans were cancelled.

3)	On February 8, 2006 the Company was granted a loan by the CEO and shareholder of the Company in an amount of approximately $28,000. The loan is denominated in NIS and linked to the dollar and bears effective annual interest rate of 12%. The principal amount and interest will be repaid not later than the end of 2008.

According to the terms of the loan the lender may convert the loan into the Company’s shares at a price of $136 per share.

On November 1, 2007 an amount of approximately $40,000 was converted into 684 shares of the Company.

4)	On May 16, 2006 the Company was granted loans in the total amount of $360,000 by a group of lenders. The loans bear an effective annual interest rate of 14.33%. The principal amount and interest will be repaid 18 months after the grant date. According to the terms of the loan the lender may convert the loan into the Company’s shares.

On December 30, 2007, the loans were converted into 1,838 shares of the Company. At time of the conversion, the conversion conditions were changed such that the conversion rate was changed from 4% to approximately 6%.

d.	On November 5, 2007, the repayment date of loans in the total amount of $630,000 (including loans described in c(1) and c(2) above) have been postponed until IIS raises at least $6 million in equity or convertible debt financing ($1.655 million of this amount has already been raised).

NOTE 3 – SHAREHOLDERS’ EQUITY

a.	Share capital:

In the nine months ended September 30, 2007, loans in a total amount of $176 thousands were converted into 753 ordinary shares of NIS 0.1 par value of the Company.

In addition, 2,417 ordinary shares of NIS 0.1 par value that were held by the Company were issued by the Company in consideration of $484 thousands.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – SHAREHOLDERS’ EQUITY (continued):

b.	Employee compensation:

In August 2007 the Company approved an employee share option plan (hereafter – the Plan), according to which employees and service providers of the Company will receive up to 1,000 options, which each one could be exercised into one NIS 0.1 par value of Company’s ordinary shares. The ordinary shares that will be issued following the exercise of the options will be equal in rights to the Company’s ordinary shares immediately upon their allocation.

The share option plan is subject to the capital gain track stipulated by the section 102 of the Israeli Income Tax Ordinance. Pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plan – with the exception of the work-income benefit component, if any, determined on the grant date.

In September 2007, the Company granted, according to the Plan, 1,000 options to employees, at an exercise price of NIS 0.1 per share. All of options vested immediately. All of the options were exercised until the approval of these financial statements. The Company estimated that the fair value of the options on the date of grant is approximately $122,000.

The Company issued 1,000 ordinary shares of NIS 0.1 par value each for the exercise of the above options.

NOTE 4 – SUBSEQUENT EVENTS:

a.	As to MOA and the assignment of the Exchange Agreement see note 1a(1).

b.	On December 20, 2007, the IIS’s general shareholders meeting approved the Exchange Agreement with the Company and all its shareholders for the acquisition of all the outstanding shares of the Company in exchange for the issuance of 11,552,229 shares of IIS to the shareholders of the Company, representing approximately 50% of the issued and outstanding shares of IIS less those shares due to IIS by virtue of the loan agreement between IIS and the Company. Following the transaction, the Company will become a wholly owned subsidiary of IIS. According to the agreement, IIS will grant stock options to the senior management and shareholders of the Company to purchase an aggregate of 2,300,000 shares of IIS at an exercise price equal to the average trading share price during the twenty (20) trading days prior to the Closing, vesting in eight (8) semi – annual installments as long as each such executive continues to be employed by IIS.

In addition, according to the agreement , IIS will increase the shares reserved for issuance to directors, employees, consultants and service providers of IIS and its subsidiaries pursuant to its incentive stock option plans by an additional 1,000,000 shares so that the total amount of shares reserved for issuance pursuant to such plan will be 3,300,000.

In addition, IIS will issue to all registered shareholders of IIS as of November 9, 2007 (the “record date”) warrants to purchase an aggregate of 4,600,000 Ordinary Shares of IIS nominal value NIS 0.003 per share, on a pro-rata basis according to the percentage holding of each such shareholder in the issued and outstanding share capital of IIS on such record date. These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” means each of (i) merger, acquisition or reorganization of IIS with one or more other entities in which IIS is not the surviving entity, or (ii) a sale of all or substantially all of the assets or shares of IIS. The exercise price of each warrant shall be the average trading price per share of IIS’s Ordinary Shares during the twenty trading days prior to the Closing.

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – SUBSEQUENT EVENTS (continued):

These warrants will be non-transferable and non-exercisable until all applicable Israeli and United States securities laws and regulations have been complied with in connection with the warrants and the underlying shares, including without limitation, that a registration statement covering the underlying shares is declared effective by the United States Securities and Exchange Commission.

c.	On October 7, 2007 and on November 5, 2007, IIS signed loan agreements with the Company to an aggregate amount of $1,200,000 to the Company, at the same terms as the loans referred to in note 2b.

d.	Subsequent to September 30, 2007, loans in a total amount of $400 thousands were converted into 2,522 ordinary shares of NIS 0.1 par value of the Company, from which 684 ordinary shares were held by the Company. In addition the Company issued 1,434 ordinary shares of NIS 0.1 par value in respect of finder’s fee and additional 35 ordinary shares in respect of a short term loan received and repaid during the year 2007.

e.	On December 31, 2007, the Company and Mizrahi-Tefahot bank(“the Bank”) signed a Notice And Agreement Of Exercise And Redemption (“the Notice”) in respect of the two loans received from the Bank in 2006. According to the Notice, The Bank will receive 610 ordinary shares of the Company and will redeem and convert the rest of the warrants into a one-time payment of $200,000. Upon the fulfillments of these terms, the Bank will have no further rights under the warrants.

The Company allocated the above shares on December 31, 2007 and paid the amount of $200,000 on December 16, 2007.

On that day the Company received a new loan from the Bank in the amount of the payment, which bears an effective annual interest rate of Libor+5% and will be repaid in 12 monthly installments commencing July 2008.

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither IIS nor Witech undertake any obligation to update publicly or revise any forward-looking statements.

The unaudited condensed combined pro forma statements of operations combine the consolidated statements of operations of Witech and IIS giving the effect to the Share Exchange Agreement (the “Exchange Agreement”) as if the Exchange Agreement occurred on January 1, 2006. The unaudited condensed combined pro forma balance sheet combines the consolidated balance sheets of Witech and IIS giving the effect to the Exchange Agreement as if the Exchange Agreement occurred on September 30, 2007.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting. The allocation of the purchase price as reflected in these pro forma combined condensed financial statements has been based upon preliminary estimates of the fair value of assets acquired and liabilities assumed as of the date of the Exchange Agreement. Management, with the assistance of independent valuation specialists, is currently assessing the fair values of the tangible and intangible assets acquired and liabilities assumed. This preliminary allocation of the purchase price is dependent upon certain estimates and assumptions, which are preliminary and have been made solely for the purpose of developing such pro forma condensed combined financial statements.

A final determination of the fair values of Witech’s assets and liabilities, will be based on the actual net tangible and intangible assets of Witech that exist as of the date of completion of the Exchange Agreement and such valuations could change significantly upon the completion of further analyses and asset valuations from those used in the combined condensed pro forma financial statements presented below, and could result in a material change in amortization of acquired intangible assets.

The unaudited pro forma combined condensed financial statements are not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements should be read in conjunction with the respective historical financial statements and the notes thereto of both IIS and Witech, which are incorporated by reference into this Registration Statement.

PRO FORMA FINANCIAL DATA
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2007
(U.S. dollars in thousands, except share and share data)

	IIS	Witech	Adjustments	Note	Pro forma

Revenues	33	1,369	(33)	(1)	1,369
Cost of revenues		1,573	305	(2)	1,878

Gross income (loss)	33	(204)	(338)		(509)
Research and development expenses, net		239			239
Selling, general and administrative, expenses	479	2,085	257	(1),(2),(7)	2,821

Operating loss	(446)	(2,528)	(595)		(3,569)
Financial income (expenses), net	251	(538)	(38)	(3)	(325)

Loss before taxes on income	(195)	(3,066)	(633)		(3,894)
Taxes on income (tax benefit)	10	77	(125)	(4)	(38)

Net loss for the period	(205)	(3,143)	(508)		(3,856)

Net loss per share of ordinary shares- Basic and diluted	(0.02)			(6)	(0.17)

Weighted average number of ordinary
shares used in computing loss per
ordinary share-
basic and diluted	11,576			(6)	23,129

See accompanying notes to unaudited pro forma financial statements of the Combined Group.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006
(U.S. dollars in thousands, except share and share data)

	IIS	Witech	Adjustments	Note	Pro forma

Revenues		272			272
Cost of revenues		740	407	(2)	1,147

Gross loss		(468)	(407)		(875)
Research and development expenses, net		407			407
Selling, general and administrative expenses	91	820	387	(2),(7)	1,298

Operating loss	(91)	(1,695)	(794)		(2,580)
Capital gain from disposal of investment	4,713				4,713
Financial income (expenses), net	17	(316)	(101)	(3)	(400)

Income (loss) before taxes on income	4,639	(2,011)	(895)		1,733
Taxes on income (tax benefit)		5	(166)	(4)	(161)

Net income (loss) for the period	4,639	(2,016)	(729)		1,894

Net income per share of ordinary
shares- basic and diluted	0.40			(6)	0.08

Weighted average number of ordinary shares used in computing income per ordinary shares:
Basic	11,576			(6)	23,129

Diluted	11,576			(6)	25,675

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
As of September 30, 2007
(U.S. dollars in thousands)

	IIS	Witech	Adjustments	Note	Pro forma

Assets
Current assets:
Cash and cash equivalents	881	82	1,655	(f)	2,618
Restricted bank deposit		64			64
Accounts receivables - other	71	599	(35)	(a)	635
Inventory		35			35

T o t a l current assets	952	780	1,620		3,352

Fixed assets, net	1	2,305			2,306

Long term assets:
Loans	3,566		(3,566)	(a)
Funds in respect of employee rights
upon retirement	5	92			97

	3,571	92	(3,566)		97

Intangible assets and goodwill:
Goodwill			4,176	(c)	4,176
Other intangible assets			6,135	(b)	6,135

			10,311		10,311

Total assets	$4,524	$3,177	$8,365		$16,066

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
As of September 30, 2007
(U.S. dollars in thousands)

	IIS	Witech	Adjustments	Note	Pro forma

Liabilities and shareholders' equity
(Net of capital deficiency)
Current liabilities:
Credit from banks and current
maturities of long term loans	$469	4,033	(3,516)	(a),(g)	517
Accounts payable and accruals:
Trade payables	92	435	(7)	(a)	428
Other	267	1,090	82	(a),(h)	1,439

T o t a l current liabilities	267	5,558	(3,441)		2,384

Long-term liabilities:
Loans (net of current maturities):
Bank loans	137	47	150	(g)	197
Other loans and convertible loans	801	787	1,655	(f)	2,442
Warrants issued to a bank	131	167	(167)	(g)
Deferred income tax liability			1,534	(d)	1,534
Provision for uncertain tax position	14	60			74
Liability for employee rights upon
retirement	5	139			144

Total long-term liabilities	19	1,200	3,172		4,391

Total liabilities	286	6,758	(269)		6,775

Shareholders' equity (capital Deficiency):
Ordinary shares	55	1	(1)	(e)	55
Additional paid-in capital	41,417	2,317	3,269	(e)	47,003
Accumulated deficit	(37,234)	(5,899)	5,366	(e),(h),(g)	(37,767)

Total shareholders' equity (capital
deficiency)	4,238	(3,581)	8,634		9,291

Total liabilities and shareholders' equity
(net of capital deficiency)	$4,524	$3,177	$8,365		$16,066

NOTES TO UNAUDITED CONDENSED COMBINED
PRO FORMA FINANCIAL STATEMENTS
(in thousands, share prices and per share amounts)

On February 20, 2007, the Company and Witech signed a Memorandum Of Agreement (“MOA”) with respect to a contemplated merger between the Company and Witech, under which the Company is to acquire full control and ownership of Witech, in consideration of 50% of the Company’s shares.

On November 5, 2007, the Company signed a Exchange Agreement with Witech for the acquisition of all the outstanding shares of Witech in exchange for the issuance of the Company’s shares.

According to the agreement, the Company will grant stock options to the senior management and shareholders of Witech to purchase an aggregate of 2,300,000 shares of the Company at an exercise price equal to the average trading share price during the twenty (20) trading days prior to the closing of the transaction, vesting in eight (8) semi – annual installments as long as each such executive continues to be employed by the Company.

In addition, the Company notified that, subject to and following compliance with applicable Israeli and United States securities laws and regulations, it intends to issue to all registered shareholders of the Company as of November 9, 2007 (the “record date”) warrants to purchase an aggregate of 4,600,000 Ordinary Shares of the Company, with a nominal value of NIS 0.003 per share, on a pro-rata basis according to the percentage holding of each such shareholder in the issued and outstanding share capital of the Company on such record date. These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” means each of (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, or (ii) a sale of all or substantially all of the assets or shares of the Company. The exercise price of each warrant shall be the average trading price per share of the Company’s Ordinary Shares during the twenty trading days prior to the Closing.

On December 20, 2007, the Company’s general shareholders meeting approved the Exchange Agreement with Witech and all its shareholders for the acquisition of all the outstanding shares of Witech in exchange for the issuance of 11,552,229 shares of the Company to the shareholders of Witech, representing approximately 50% of the issued and outstanding shares of the Company less those shares due to the Company by virtue of the loan agreement between the Company and Witech. Following the transaction, Witech will become a wholly owned subsidiary of the Company. The closing of the transaction was on January 2, 2008.

The measurement date for the purpose of determining the purchase price was November 5, 2007, the date of the Exchange Agreement, this due to the fact that there has been a substantive change in the consideration when compared with the original terms agreed upon in the MOA. The total consideration for the acquisition, calculated based upon the average of the closing prices per share for the period two days before through two days after the announcement of the Exchange Agreement, net of the estimated fair value of the warrants (see below), and estimated transaction costs, is $5.3 million.

These unaudited condensed combined pro forma financial statements reflect a preliminary allocation of the purchase price as if the transaction had been completed on January 1, 2006 with respect to the statements of operations, and on September 30, 2007, with respect to the balance sheet. The pro forma combined condensed statements of operations do not include any non-recurring charges directly attributable to the transaction. The pro forma adjustments are based on preliminary estimates, which may change as additional information is obtained.

Adjustments to unaudited combined condensed pro forma balance sheet as of September 30, 2007

(a)	Elimination of inter-company loans and other balances which amounted to $3,601.
(b)	Fair value of identifiable intangible assets acquired.
(c)	The estimated purchase price of $5.3 million has been calculated and preliminarily assigned to the net tangible and intangible assets acquired as follows:

	U.S. dollars in thousands

Number of IIS shares issued to Witech's shareholders	11,552,229
Multiplied by IIS's average stock price for the period two business days before and through the two business days after the November 5, 2007 Exchange Agreement date, net of
the estimated fair value of the warrants	$0.45

		$5,198
Estimated transactions costs		130

Estimated purchase price		$5,328

The preliminary allocation of the estimated purchase price based on the estimated fair values of Witech's assets acquired and liabilities assumed in the acquisition is as follows:
Net tangible assets (1)		$(5,115)
Identifiable intangible assets (3)		6,135
In-process research and development (2)		132
Goodwill (3)		4,176
Total purchase price		$5,328

(1)	Net tangible assets of Witech include, in addition to the carrying amount of net tangible assets as of September 30, 2007, deferred income taxes. No adjustments have been made to the carrying value of tangible assets of Witech. Such adjustments would change the allocation of the purchase consideration to goodwill.
(2)	The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process research projects that, as of the closing date of the Exchange Agreement, will not have reached technological feasibility and have no alternative future use. The preliminary estimate of in-process research and development is $132,000. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the unaudited condensed combined pro forma statements of operations. However, this item will be recorded as a charge against income in the period in which the transaction occurs. The amount of in-process research and development is subject to change and will be finalized upon valuation.
For every incremental $100 thousands increase to the amount allocated to in-process research and development expense, there will be a $100 thousand decrease to net income in the period in which the transaction occurs. Additionally, goodwill will also each decrease by $100 thousands.
(3)	The excess of the purchase price over the estimated fair value of identifiable net assets acquired, has been classified as goodwill. Amortization of intangible assets which comprises of developed technology, existing contracts and brand name, has been provided over an estimated useful life of 7-13 years using a straight-line method. The amount of intangible assets, estimated useful life and amortization methodology are subject to the completion of an evaluation. Assuming a tax rate of 25%, for every additional $1 million allocated to intangible assets, goodwill will decrease by $750 thousands and non-current deferred income tax liabilities will increase by $250 thousands.

(d)	Deferred income tax liabilities provided in respect of identifiable intangible assets acquired.
(e)	Elimination of all components of Witech’s capital deficiency and the issuance of the shares as part of the consideration in the transaction.
(f)	Convertible loan received in contemplation of the transaction.
(g)	Redemption and conversion of warrants in the amount of $167 thousand, resulting in the increase of accumulated deficit in the amount of $117 thousand and a new loan received to finance such redemption, in the amount of $200 thousand, of which $50 thousand are classified as a current liability.
(h)	Finders’ fees payable in connection with the closing of the transaction, in the amount of $284 thousand, of which $110 thousand is outstanding, and classified as other payables.

Adjustments to unaudited combined condensed pro forma statements of operations

(1)	Elimination of inter-company management fee.
(2)	Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 7-13 years. The amount of intangible assets, estimated useful life and amortization methodology are subject to the completion of an evaluation. Assuming a useful life of 7-13 years, straight-line amortization and a tax rate of 25%, for every additional $1 million allocated to intangible assets, net income will decrease by $81 thousands and $61 thousands in the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.
(3)	Additional interest on convertible loan and loan received, amounting to $115 thousand and $132 thousand in the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively, less add back of interest on loans converted, amounting to $77 thousand and $31 thousand in the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively, in contemplation of the transaction,
(4)	Reflecting the tax effect of the pro forma adjustments relating to the amortization of intangible assets, using the applicable tax rates.
(5)	The unaudited pro forma condensed combined financial information gives effect to the issuance of 11.6 million IIS shares.
(6)	The calculation of the weighted average number of ordinary shares for pro forma basic earnings per ordinary shares gives effect to the issuance of approximately 11.5 million IIS shares in the transaction, assuming these were issued on January 1, 2006. The calculation of the weighted average number of ordinary shares issued in pro forma diluted earnings per ordinary share gives effect to the issuance of approximately 11.6 million ordinary shares issued in the transaction and the dilutive effect of approximately $1.6 million convertible securities issued assuming these were issued on January 1, 2006.
(7)	Stock based compensation regarding stock options granted to Witech’s senior management and shareholders. The fair market value of such IIS stock options issued was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $0.32 (date of closing); dividend yield of 0%; expected volatility of 86%; risk-free interest rate of 3.88%; and an expected life of 6.1 years. Stock based compensation expenses amounted to $92 thousand and $129 thousand in the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.