Form 20-F
period 2007-12-31
IIS INTELLIGENT INFORMATION SYSTEMS LTD
filed 2008-06-30
CIK 742358

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☒   Yes     ☐   No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements including in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

        If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

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

☐   Yes     ☒   No

i

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time are included in this Form 20-F pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the actual results of I.I.S. Intelligent Information Systems Limited (the “Company”, “us” or “IIS”) in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. In the context of the forward-looking information provided in this Form 20-F and in other reports, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report and the Company’s other filings with the Securities and Exchange Commission during the past 12 months.

ii

PART I

Item 3. KEY INFORMATION

A.	Selected Financial Data

        The following selected financial data of the Company as of and for the years ended December 31, 2007, 2006 and 2005, are derived from the Company’s audited financial statements are also included elsewhere in this Annual Report and have been prepared in accordance with U.S. GAAP. The selected financial data of the Company as of and for the years ended December 31, 2004 and 2003 have been derived from audited financial statements not included in this Annual Report and have also been prepared in accordance with U.S. GAAP. The following selected financial data for Witech Communications Ltd., an Israeli company (“Witech”) as of and for the years ended December 31, 2007, 2006 and 2005 are derived from Witech’s audited financial statements which are included elsewhere in this Annual Report and have been prepared in accordance with U.S. GAAP. The Selected Financial Data set forth below should be read in conjunction with and are qualified by reference to Item 5 (Operating and Financial Review and Prospects), and the Financial Statements included elsewhere in this Annual.

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

Statement of Operations Data (in thousands, except per share data) of IIS:

	Year Ended December 31,
	Audited
	2007	2006	2005	2004	2003

Income from management fee	$55
General and administrative expenses	607	$91	$103	$200	441
Financial income (expenses) - net	453	17	(3)	(4)	(3)
Capital gain from disposal of investment		4,713

Income (loss) before tax on income	(99)	4,639	(106)	(204)	(444)
Tax on income	4				330
Equity in losses of associated company					(20)

Net income (loss)	$(103)	$4,639	$(106)	$(204)	$(134)

Earnings (loss) per share - basic and
diluted	$(0.01)	$0.40	$(0.01)	$(0.02)	$(0.01)

Weighted average number of shares (in
thousands) - basic and diluted	11,577	11,577	11,577	11,577	11,577

Balance Sheet Data (in thousands) of IIS:

	At December 31,
	Audited
	2007	2006	2005	2004	2003

Working capital	$89	$4,449	$(191)	$(86)	$113

Cash and cash equivalents	463	4,705	41	93	$133
Total assets	5,664	4,713	43	105	$335
Shareholders' equity (capital deficiency)	$4,401	$4,447	$(192)	$(86)	$118

Statement of Operations Data (in thousands, except per share data) of Witech :

	Year Ended December 31,
	Audited
	2007	2006	2005

Revenues	$1,524	$272	$25
Cost of revenues	2,681	740	57

Gross loss	(1,157)	(468)	(32)
Research and development costs, net	258	407	200
Selling, general and administrative	2,990	820	208

Operating loss	(4,405)	(1,695)	(440)
Financial expenses- net	(852)	(316)	14

Loss before taxes on income	(5,257)	(2,011)	$(454)
Taxes on income	102	5

Net loss	$(5,359)	$(2,016)	$(454)

Loss per share - basic and diluted	$(213.7)	$(105.4)	$(29.4)

Weighted average number of shares (in
thousands) - basic and diluted	25.1	19.1	15.4

Balance Sheet Data (in thousands) of Witech:

	At December 31,
	Audited
	2007	2006	2005

Working capital	$(6,611)	$(897)	$30

Cash and cash equivalents	53	31	20
Total assets	2,487	963	288
Short-term credits and loans from banks and
others	5,862	253	21
Shareholders' equity (capital deficiency)	$(5,656)	$(1,209)	$70

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

        Not applicable.

D.	Risk Factors

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

        Substantially all of our assets and those of Witech are encumbered to secure loans. We have agreed to pledge the bank account of CDRide Corp., the subsidiary of Witech through which substantially all of the revenues from amusement parks in the United States are deposited, as security for a short-term loan received by CDRide which is also guaranteed by us and Witech. The loan is due and payable on June 30, 2008 but the lender has indicated its agreement to extend the repayment date to allow us to raise additional financing. Although we are in advanced negotiations with investors to raise financing to repay this loan there can be no assurance that we will succeed in raising the required financing and the inability to repay, refinance or further extend the loan could result in the loss of substantially all of our revenues and elimination of all shareholder value or prospects. In addition, our inability to repay this loan may lead to acceleration of convertible loans received by us in November 2007 and January 2008 (which are not due until November 2010 and January 2011, respectively) which are secured by a floating charge on all our assets.

        Our acquisition of Witech Communications Ltd contains various risks. On January 2, 2008 we acquired all the outstanding shares of Witech, which is engaged in the development, sale, operation and support of wireless video transmission systems for use on roller coasters and thrill rides in amusement parks as well as other moving attractions. The acquisition resulted in the dilution of our existing shareholders as the shareholders of Witech received approximately 50% of our issued and outstanding shares following the transaction. Witech’s business is subject to various risks such as rapid changes in technology, competition, need for substantial working capital, dependence on amusement park seasonality, risks relating to expansion of its business and international operations, risk of lawsuits and liability and dependence on relationships with a relatively small number of companies who own and operate amusement parks worldwide.

        Witech and IIS have a history of substantial recurring operating losses and we depend on Witech’s future success for any future income; there is doubt as to Witech’s ability to continue as a going concern. IIS lost $103,000 during the year ended December 31, 2007. During the year ended December 31, 2006 we had an operating loss of $74,000, but showed a net income of $4,639,000 due to the sale of our holdings in StoreAge. Our operating costs have increased in 2007 due to the termination of our voluntary liquidation proceedings in April 2007 and these costs have further increased significantly due to the Witech transaction. We currently have no material assets other than a limited amount of cash, the loans granted to Witech and the shares of Witech. Our ability to achieve any future revenues and to generate profits or gains depends entirely on Witech’s revenues and profitability. We cannot assure you that Witech will prove commercially successful, or that our investment in Witech will be profitable.

        Witech’s net sales revenues in the years that ended December 31, 2005, 2006 and 2007 were $25,000, $272,000 and $1,524,000, respectively. However, Witech’s net losses for the years that ended December 31, 2005, 2006 and 2007 were $454,000, $2,016,000 and $5,359,000, respectively. Witech has accumulated net losses for the period from inception (February 1, 2004) through December 31, 2007 of $8,105 thousands. Currently, Witech does not have sufficient cash resources to meet its requirements in the twelve months following January 1, 2008. These factors raise substantial doubt about Witech’s ability to continue as a going concern. Management is in the process of evaluating various financing alternatives.

        Witech’s financial statements do not include any adjustments that may be necessary should Witech be unable to continue as a going concern. Witech’s continuation as a going concern is dependent on its ability to obtain additional financing as may be required and ultimately to attain profitability.

        We have very limited cash resources and any additional raising of capital may lead to significant dilution; Witech may have to cease operations if it does not receive additional funding. We anticipate that we will have to raise at least $2,500,000 of additional financing (net of expenses) to meet Witech’s operational requirements until December 31, 2008; however, we intend to raise up to $4,000,000 of additional financing in order to finance and grow Witech’s business. There can be no assurance that this financing will be available at acceptable terms or at all and in any case it will result in the dilution of existing shareholders.

        Since Witech has a limited number of customers, loss of any one customer in the future as they build their customer base could hurt its business. Approximately 67% of revenues of Witech in 2007 were derived from two amusement park chains operating 11 amusement parks. Although Witech generally enters into long-term contracts with most of its customers, loss of one or more of these principal chains or a material decrease in orders could materially and adversely affect its business, financial position and results of operations.

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

        We are subject to risks associated with international operations. Witech and IIS are based in Israel, but Witech generates almost all its revenues from North America. We intend to increase Witech’s marketing and sales efforts in Europe and the Far East in order to sign agreements with customers in these areas. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to generate or maintain international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

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

        Our efforts to increase our presence in North America, Europe and Asia may not be profitable. Our success in becoming a stronger competitor in the sale of our on-ride technology is dependent upon our ability to increase our sales in North America, Europe and Asia. Our efforts to increase our presence in these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations.

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

        The delisting of our Ordinary Shares from the Nasdaq SmallCap Market has decreased the liquidity and increased the volatility of our Ordinary Shares. Our Ordinary Shares were delisted from the Nasdaq SmallCap Market effective January 23, 2003. In addition, after being traded on the OTC Bulletin Board from January 23, 2003 until August 23, 2004, the Company’s Ordinary Shares were delisted from the OTC Bulletin Board and until relisting in April 2008 were traded on the Pink Sheets Electronic Quotation Service. The delisting of the Company’s Ordinary Shares from The Nasdaq SmallCap Market and the OTC Bulletin Board has materially and adversely decreased the liquidity and market price of the Ordinary Shares, and may increase both volatility and the “spread” between bid and asked prices of the shares.

        Our share price may be volatile. The market price of our Ordinary Shares may fluctuate following the announcement of financial results or new product introductions by Witech or its competitors or other matters such as military, political or economic developments in the Middle East and the market for technology stocks generally.

        Our financial results may be adversely affected by inflation and currency fluctuations. Since our functional currency is the U.S dollar and we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies (including the NIS) may have a material adverse affect on our results of operations. We are exposed to the risk of fluctuation in the U.S. dollar/shekel exchange rate. In 2007, we derived almost all of our revenues in U.S. dollars, however, a material portion of our expenses were denominated in shekels. Our NIS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar depreciates against the NIS, this will adversely effect our profit margins. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel or the United States.

        The future issuance of warrants to certain IIS shareholders will dilute other shareholders. As previously determined by our Board of Directors and publicly announced, subject to and following compliance with applicable Israeli and United States securities laws and regulations, we intend to issue, for no additional consideration, to all shareholders of IIS of record as of November 9, 2007, warrants to purchase an aggregate of 4,600,000 of our Ordinary Shares, on a pro-rata basis according to the percentage holding of each such shareholder in the issued and outstanding share capital of IIS on such date. These warrants will be exercisable at the price of $0.44 per share. These warrants, when issued, will dilute all our shareholders who are not entitled to such warrants.

Risk Factors Relating to Our Operations in Israel

        Conducting business in Israel entails special risks. We are incorporated under the laws of, and our executive offices and research and development facilities, and those of Witech are located in the State of Israel. Although most of Witech’s sales are made to customers outside of Israel, it is nonetheless directly affected by the political, economic and military conditions affecting Israel. Any of Witech’s manufacturing operations would be heavily dependent upon components imported from outside of Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel that resulted in economic losses. In 2007 and 2008, the region in Israel in proximity to the Gaza Strip has suffered ongoing rocket attacks originating from the Gaza Strip. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel, which may limit our ability to make sales in, or purchase components from, those countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. Although Israel has entered into various agreements with its Arab neighbors and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, in varying levels of severity, since September 2000 through 2008. The establishment of a government in the Palestinian Authority in early 2006 by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In June 2008, an informal cease fire was reached between Israel and the Palestinian factions in the Gaza Strip but there was be no assurance that hostilities will not escalate again. We can give no assurance that security and political conditions will not have an impact on our business in the future. Hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

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

        Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of its former employees. Witech has entered into non-competition agreements with substantially all of its employees. These agreements prohibit our employees, for a limited period after they cease working for Witech, from competing directly with Witech or working for our competitors. Under current Israeli law, Witech may be unable to enforce these agreements, and it may be difficult for Witech to restrict its competitors from gaining access to the expertise its former employees gained while working for Witech. For example, Israeli courts have concluded that an employer seeking to enforce a non-competition agreement of a former employee must demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If Witech cannot demonstrate that such harm would result, Witech may be unable to prevent its competitors from benefiting from the expertise of its former employees.

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

        The following description describes certain of the material terms of the Share Exchange Agreement between the Company, Witech and the shareholders of Witech dated November 5, 2007, as amended on January 2, 2008 (the “Exchange Agreement”). This description of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, which is attached as an Exhibit to our Shell Company Report on Form 20-F dated January 8, 2008.

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

        Restriction on resale of Exchange Shares

        According to an amendment to the Exchange Agreement dated January 2, 2008, the parties decided that the share exchange will not be a tax-free exchange requiring an Israeli tax ruling that would restrict sales of the Exchange Shares and all our shares held by our other shareholders holding 5% or more of the issued and outstanding shares of IIS immediately following the closing of the Exchange Agreement for a period of 24 months following the closing of the Exchange Agreement. However, former Witech shareholders holding 7,341,470 of the Exchange Shares, except for an amount of Exchange Shares not exceeding 250,000 as shall be specified in writing in a notice from the shareholders’ representative on behalf of such shareholders to IIS and except as may otherwise be agreed in writing by IIS, such shareholders shall not directly or indirectly (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of), or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of, the Exchange Shares, or (3) publicly disclose the intention to do any of the foregoing, for a period commencing on the date of the Closing and the ending twelve (12) months following the closing. In order to ensure compliance with this restriction, all the Exchange Shares subject to this restriction are being held in escrow during the relevant 12-month period.

B.	History and Development of the Company

        We were incorporated in Israel on January 28, 1980. Our legal and commercial name is I.I.S. Intelligence Information System Limited.

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

– In October 2006, all shareholders of StoreAge, including us, signed a share purchase agreement with LSI Logic Corporation (“LSI”) for the sale of all issued and outstanding shares of StoreAge to LSI. In November 2006, the sale was closed and LSI paid us gross proceeds of $5,416,692 for all our shares, out of which $703,793 is held in escrow to satisfy certain possible future claims for a period of 18 months following the closing. No claims were made against the escrow and these funds were released to us in May 2008. At the time of this closing, we held 12.68% of the issued and outstanding share capital of StoreAge (10.89% on a fully diluted basis). This additional dilution resulted from the issuance of shares, the issuance of warrants to an Israeli venture lending fund that provided the $4,000,000 to StoreAge in March 2006 (that was repaid by LSI) and the increase of shares reserved for options pursuant to StoreAge’s incentive share option plans. For a discussion of the agreement with LSI, see Item 4. “Information on the Company – Sale of StoreAge”.

– In February 2007, we entered into a Memorandum of Agreement with Witech and its shareholders for the merger of Witech into IIS in consideration for the issuance of 50% of our issued and outstanding Ordinary Shares. This MOA was contingent on termination of our voluntary liquidation.

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

– On May 23, 2007, we, together with all the other shareholders of Enargis, transferred all our shares in Enargis to West End Technology Investments Ltd. (an affiliate of our chief executive officer and principal shareholder) for no consideration other than the assumption by West End of all Enargis’ liabilities, see Item 4. “C. Business Overview – Sale of Enargis”.

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

– On November 15, 2007, we signed definitive agreements with private investors for the issuance of convertible notes in the principal amount of $1,655,000, out of which $827,500 was invested on November 2007 and the remaining 50% was invested at the beginning of January 2008 following the closing of the Exchange Agreement. We issued warrants to purchase 331,000 of our Ordinary Shares to the purchasers of the notes at an exercise price of $0.44 per share. For a detailed description of the terms of the notes and warrants, see “Item 4. Additional Information – C. Material Contracts”.

– In February 2008, the Nimrod Fund, one of our shareholders who holds approximately 7% of our issued and outstanding share capital, provided a loan to Witech in the amount of $400,000 which is to be repaid on July 1, 2008, with interest of 0.917% per month (the total amount to be repaid is $414,672). The loan is unsecured. As consideration for providing this loan, we issued to the lender five-year warrants to purchase 160,000 Ordinary Shares at an exercise price equal to $0.44 per share.

– In April 2008 our wholly-owned indirect subsidiary, CDRide Corp., received a short-term bridge loan in the amount of up to $1,400,000 repayable on June 30, 2008. The loan bears interest at the rate of 0.8% per month. An amount of $850,000 was disbursed in April 2008 and an additional $300,000 was disbursed in June, 2008. The remaining $250,000 will be disbursed at the discretion of the lender if required to repay bank financing. The loan is secured by a pledge on future income of CDRide Corp. as well as a guaranty by us and Witech. The loan is not convertible into equity. As consideration for providing this loan, we issued to the lender five-year warrants to purchase 560,000 Ordinary Shares at an exercise price equal to the lower of $0.44 per share and the lowest price at which we raised equity or convertible debt financing in the next 12 months. The lender is a company related to CDC Holdings Ltd., who holds approximately 5.4% of our issued and outstanding shares and who is associated with Alon Wulkan and Iris Weller-Weiss, two of our directors.

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

        In October 2006, all shareholders of StoreAge, including us, signed a share purchase agreement with LSI Logic Corporation (“LSI”) for the sale of all issued and outstanding shares of StoreAge to LSI. In November 2006, the sale was closed and LSI paid us gross proceeds of $5,416,692 for all our shares, out of which $703,793 is being held in escrow to satisfy certain possible future claims until May 2008. No claims were made against the escrow and these funds were released to us in May 2008. At the time of this closing, we held 12.68% of the issued and outstanding share capital of StoreAge (10.89% on a fully diluted basis). This additional dilution resulted from the issuance of shares, the issuance of warrants to the Israeli venture lending fund that provided a $4,000,000 loan to StoreAge in March 2006 (that was repaid by LSI) and the increase of shares reserved for options pursuant to StoreAge’s incentive share option plans.

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

        Generally, Witech installs the relevant equipment such as the computer server, wireless infrastructure, plasma screens and a point-of-sale area in return for compensation that is derived from a percentage of the revenues received by the amusement park operator or from the sale of the DVDs. However, Witech also has the ability to sell the complete on-ride photographic system and provide support services. As of June 30, 2008, Witech had systems installed and operating on twenty seven rides in most of the major amusement park chains in the United States (excluding Disney where we plan to have a live demo at the end of 2008) and Canada including Cedar Fair, Six Flags, Busch Entertainment and MGM Grand. Witech also has 3 systems operating in Europe (2 in the U.K. and 1 in Germany).

b.	Industry Background

        Today there are approximately 2,100 roller coasters worldwide. There are three main types of roller coasters: thrill rides, family rides and kiddy rides. Thrill rides are the most prevalent type of roller coaster. These are the famous roller coasters that are usually the flagship rides in most parks. They tend to be large and have annual capacities in the ranges of 1,000,000 – 2,000,000 riders per year. Family coasters tend to be smaller than large thrill rides. Family coasters will have annual capacities of 1,000,000 riders or less. Kiddy coasters tend to be the smallest and have riders that are between 3-13 years old. Kiddy coasters generally have annual capacities of 200,000 to 700,000 riders per year. In addition to these roller coasters there are more than 1,000 log-flumes (water coasters) and another 1,000 active attractions that can use on-ride photographic systems. Although accurate figures are unavailable, it is estimated that a significant and growing proportion of all roller coasters utilize a photographic system. Ride photographic systems first appeared in the industry almost twenty years ago and have been growing in popularity with time. The current standard is a fixed system whereby the camera is in a static position and takes photographs of the roller coaster as the roller coaster passes the position of the camera. There are limitations to photographic systems. Since the camera is fixed, it is only able to capture the riders once during the ride. As the coaster passes the camera the rider may not be in the optimum position or have the preferred facial expression and as a result the opportunity to capture such an experience is lost. Additionally, since only one picture is taken, the rider is unable to fully capture his/her experience from a still photograph of only a small portion of the ride. Difficulties have also arisen in hanging or inverted roller coasters, as picture quality is often poor due to the inability to have the proper camera locations and angles.

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

        Witech’s additional products include four to six passport-size photographs taken from different locations on the ride and a movie down-loaded onto a Disc-on-Key (“DOK”).

f.	Professional Services

        Witech’s customers do not typically purchase consulting services, as Witech is usually responsible for the Witech system. Although Witech offers professional services with the initial deployment of its product, as well as on an ongoing basis to address the continuing needs of its customers these services are regarded as part of the overall product. Witech does however provide yearly service contracts to parks that purchase systems. As of December 31, 2007, Witech’s professional services organization consisted of six experienced professionals. Many of its service professionals have advanced degrees or considerable experience in digital video processing and wireless communications. Witech has at least another 10 technicians in the support team during the high season. Witech expects that the number of service professionals and the scope of the services that it offers will increase as Witech continues to address the expanding enterprise infrastructure needs of large amusement parks.

g.	Amusement Parks Chains

        More than 20 amusement parks are currently using Witech’s systems including but not limited to Six Flags, Cedar Fair, MGM Grand, Adventuredome and Sesame Place. In 2007, 3 amusement parks accounted for more than 55% of Witech’s revenues. Approximately 70% of revenues of Witech in 2007 were derived from two amusement parks chains operating 11 amusement parks. Revenues from the sale of Witech’s products and services in North America accounted for $262,000, or 96% of Witech’s total revenues in 2006 and approximately 100% of Witech’s total revenues in 2007. The Israeli market is negligible and Witech believes that revenues from sales outside Israel will continue to account for the predominant portion of its total revenues for the foreseeable future.

        As of June 30, 2008, Witech has installed 27 video/photo on-ride systems (video and still pictures).

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

        Witech is working with Kodak to develop a joint video/photo system combining the technologies of both Witech and Kodak. The system will have one interface and when installed on a ride, the customer will be able to choose to buy a CDRide video, a Kodak photo or both. These systems are due to the installed in certain parks during 2008. In addition, we have subcontracted with Kodak to provide operation services for us in those parks where we have a contract to staff the sales booths. Kodak personnel will run the point of sales for us in 6 parks

        Witech believes that its continued growth and profitability will require it to expand its existing international operations and enter new international markets. Witech’s strategy is to substantially expand its network of salespeople to provide a worldwide sales and marketing presence for its products. In particular, Witech intends to expand its distribution capabilities in the Asian and European markets.

i.	Product Development

        It is anticipated that in the future Witech will adapt its on-ride system to many other rides and attractions such as helicopters, airplanes, arcade games, go-karts, race cars, water slides, log flumes and climbing walls.

        Witech expects to record 20,000,000 personal videos in 2008. As such, Witech is currently exploring ways of using this video content to increase revenues. Web-based commerce and video and picture storage are some of the ideas Witech is investigating. Partnering with the parks on interactive web sites based on the park visitors’ videos and photos is another possibility.

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

        In additional, Witech is currently testing a feature which would allow us to down-load the DVD of the ride to the customer’s cell phone. We hope to make this feature available in 2009. We can also download the full DVD to customer’s MP4 players. For this option, the customer would have to pay at the booth.

Grants from the Office of the Chief Scientist

        Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by a research committee of the Office of the Chief Scientist (“OCS”) of Israel’s Ministry of Industry, Trade and Labor, are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. In order to be eligible, the applicant must be an Israeli company that proposes to invest in the development of industrial know-how, the development of new products, the development of new processing or manufacturing procedures or the development of significant improvements to an existing process or product. A committee of the OCS reviews the applications, evaluates the feasibility of the proposal, determines whether or not to approve a grant, and also determines the extent of Chief Scientist funding (within a range specified by the law) for approved projects. Depending on the nature of the project, the OCS grants generally amount to up to 50% of the approved research expenses.

        Under the terms of the grants we received from the OCS we are obligated to pay royalties of 3-5% on sales of products incorporating know-how developed within the framework of each funded program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants are received.

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

        The Research Law also provides that know-how from the research may not be transferred to third parties in Israel without prior approval of the research committee. This approval, however, is not required for the sale or export of any products resulting from such research and development. Approval of such transfer of know-how may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

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

        In 2005 and 2006 Witech received grants from the Chief Scientist aggregating $128,912 for a certain research and development project. As of December 31, 2007, Witech has outstanding contingent obligations to pay royalties in amount of $91,000 in respect of future sales of products derived from such research and development. Witech did not receive any grants in 2007.

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

        Unlike fixed photographic systems that can only offer one photograph at a fixed location, multiple action photographs can be provided by Witech’s system, thus giving the rider a better selection of possible positions and facial expressions. Additionally, a DVD, as opposed to a single photograph, captures the whole ride and enables the viewer to relive the entire experience instead of only one particular moment. Witech offers an exciting next-generation product without the need for extensive “market education”. With the Witech product, customers can purchase both DVD’s and pictures. Other companies are reported to be developing on-ride video products, but Witech has a significant lead with 36 systems which are intended to be operating in the 2008 park season.

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

        Moreover, despite Witech’s competitive edge over still photographs, other companies such as Ridercam GmbH and Socrates Digital Video B.V. are developing on-ride video products and as far as we know have installed systems in one park each. As far as we know these systems are still in the evaluation stage. Also, as far as Witech is aware, two companies- Yourday (in the UK) and Colorvison (in Florida)- have installed a small number off-ride video systems that film the riders at different points of the ride from cameras installed close to where the ride passes and produce a slow motion video of the recordings. We believe that Witech’s on-ride system is in a significantly more advanced stage of development relative to its competitors and provides a superior technical solution and record of the riders’ experience. Furthermore, Witech has a much larger installed base of systems and greater operating experience than its competitors. In addition, Witech has sophisticated on-the-fly video editing technology which we believe that our competitors lack.

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

        The Company is headquartered in Ramat Gan, Israel, where it leases an aggregate of 85 square meters of space at an annual rent of $17,340 (see Item 7. “Major Shareholders and Related Party Transactions – B. Related Party Transactions”). On June 29, 2008, the Company’s Audit Committee and Board of Directors approved the extension of the agreement until December 31, 2008. The extension is subject to additional funds raised of at least $2,500,000 after this approval. Witech leases an aggregate of approximately 630 square meters of space in Or Yehuda, Israel for general management, product development and support operations at an annual rent of approximately $94,000. This lease expires at December 31, 2008 without an option for renewal. In addition, Witech’s subsidiary, CDRide leases premises in five locations in North America (in Sandusky, Ohio, Glenview, Illinois, Atlanta, Georgia, Buena Park, California and Canada) at an aggregate annual rent of $78,000.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

        Some of the information in this section contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “expect”, “anticipate”, “believe”, “seek”, “estimate” and similar words. Statements that we make in this section that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements. See “Risk Factors” for more information.

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

IIS

Accounting for uncertainty in income taxes

        Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109", which was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes. The adoption of FIN 48 resulted in a non-material cumulative impact to financial statements.

Witech

Accounting for uncertainty in income taxes

        Effective January 1, 2007, Witech and its subsidiary, CDRide (the “Group”) adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109", which was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Group’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes. The adoption of FIN 48 resulted in a non-material cumulative impact to financial statements.

Intangible Assets and Goodwill

        On December 31, 2002, all goodwill was impaired by the cessation of IIS’s business activity. Thus during the years 2003 through 2007 we had no goodwill or intangible asset impairment.

        Witech did not record intangible assets or goodwill in its financial statements.

        For information on intangible assets and goodwill that arose as a result of the allocation of the purchase price according to the Exchange Agreement, see the Company’s audited financial statements, which are included in this Annual Report and have been prepared in accordance with U.S. GAAP.

Investment in StoreAge and Enargis

        During 2002, our investment in StoreAge was reduced to zero and in 2003 the Company’s investment in Enargis was also reduced to zero. The Company has not guaranteed the obligations of StoreAge and/or Enargis and is not otherwise committed to provide further financial support to either of these companies. See Notes 2.a and 2.b to the Company’s Financial Statements included herewith.

Deferred Taxes

        Valuation allowance in respect of the deferred tax assets is provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. The Group has provided a full valuation allowance with respect to its deferred tax assets as it expects that it is more likely than not that it will not have taxable income in the foreseeable future. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

A.	Operating Results

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

Results of Operations

Witech Historical

Years Ended December 31, 2007 and 2006

        Revenues. Our revenues are derived primarily from participation in revenues from sales of DVDs and other media products that were filmed by the systems of Witech installed on rides at amusement parks.

        Total revenues increased by approximately 460% to $1,524,000 during 2007 from $272,000 during 2006. This increase is mainly attributable to the increase of systems that Witech installed during this period from 12 to 31, including 3 photo systems, as well as increased revenues from systems installed in 2005 and 2006, and from the sale of one system to an amusement park in 2007.

         Cost of Revenues. Cost of revenues consist primarily of technical support, second installations and systems dismantles, operational costs and depreciation of on-ride installed systems.   Our cost of revenues increased by approximately 262% to $2,681,000 in 2007 from $740,000 in 2006. This increase was driven primarily by the increase in deployment force, increase in depreciation of installed systems and an impairment charge of $478,000 of certain installed systems. The test of the book value of long-lived assets was a result of the change in management expectations relating to the economic environment in the United States that caused a decrease in the forecasted revenues generated from certain installed systems.

        Gross Loss. Gross loss increased by 147% to $1,157,000 in 2007 from $468,000 in 2006. The increase in gross loss was mainly due to the increase in the number of systems installed and the impairment charge in 2007. The Company expects to decrease gross loss in the future as a result of the increase in the numbers of systems installed, increase in the number of the systems sold and its management’s decision to focus on more profitable rides.

        Research and Development, Net. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs.   Total research and development costs decreased by approximately 37% to $258,000 in 2007 from $407,000 in 2006 primarily due to a one time charge at the amount of $233,000 of stock based compensation costs accrued at September 2006. The one time charge effect was partly offset by an increase in payroll costs derived by an increase in the number of employees. Witech’s management expects that our expenditures for research and development will increase in 2008 for the development of our next generation camera/computer module.

        Marketing, General and Administrative. Marketing, general and administrative expenses consist primarily of costs relating to sales and marketing compensation, marketing and business development efforts, travel and related expenses, overhead, and administrative costs, including professional fees, communication and IT costs, and other general expenses. Marketing, general and administrative expenses increased by 265% to $2,990,000 in 2007 from $820,000 in 2006. This increase was due to an overall increase in Witech’s activity, including a rise in direct sales personnel, travel expenses, management payroll expenses and professional fees. Witech’s management expects that Marketing, general and administrative expenses will increase in 2008 as a result of the decision to increase marketing expenses as part of a plan to increase the installation of systems and to penetrate the European and Asian markets.

        Operating Income (Loss). Based on the foregoing, the operating loss increased by approximately 160% to $4,405,000 for this period in 2007 from $1,695,000 in 2006.

        Financial expenses, net. For 2007, Witech had net financial expenses increase by approximately 170% to $852,000 as compared to net financial expenses of $316,000 in 2006. This increase in financial expenses is attributable primarily to an increase in debts due to the receipt of loans from IIS in an amount of $4,590,000.

        Taxes on income. Taxes on income increased by 1940% in 2007 to $102,000 from $5,000 in 2006 mainly due to the first implementation of FIN 48“Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109", which was issued in June 2006.

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

        Research and Development, Net. Total research and development costs increased by 104% to $407,000 during 2006 from $200,000 during 2005 mainly due to a one time charge at the amount of $233,000 of stock based compensation costs at September 2006 and as a result of the end of financial support received from the Government of Israel.

        Marketing, General and Administrative. Marketing, general and administrative expenses increased by approximately 294% to $820,000 during 2006 from $208,000 during 2005. This increase is due to the hire of additional people in the direct sales department as well as higher marketing costs.

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

IIS Historical

Years Ended December 31, 2007 and 2006

        Revenues. We had $55,000 in revenues during 2007 from management fees primarily due to our management agreement with Witech, effective April 17, 2007 compared to no revenues during 2006.

         General and Administrative. General and administrative expenses consist primarily of professional fees, rent, office maintenance, payroll related expenses and liquidators’ and directors’ fees. General and administrative expenses increased by 567% to $607,000 in 2007 from $91,000 in 2006. The increase is attributable mainly to an increase in legal and accounting fees due to the filing of delinquent annual reports with the SEC and professional fees relating to the transaction with Witech as well as payments of fees to directors, the Chairman of the Board and the CEO and for directors’ and officers’ insurance.

          Financial Income, Net. In 2007, our financial income increased to $453,000 as compared to financial income of $17,000 in 2006. This increase in financial income is attributable to financial income earned from bank deposits of funds received in November 2006 from the sale of our holdings in StoreAge and primarily from the interest accrued on the loans to Witech.

        Taxes on income. In 2007 we recognized tax expenses of $4,000 as a result of the implementation of FIN 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109", which was issued in June 2006.

        Loss. In 2007 losses were $103,000 compared to net income of $4,639,000 in 2006, primarily due to the increase in general and administrative expenses as specified above that was offset by a capital gain of $4,713 from the sale of StoreAge.

Years Ended December 31, 2006, 2005, and 2004

        The Company had no revenues in each of the years 2004, 2005 and 2006.

        In 2005 we incurred general and administrative expenses of $103,000 compared to $200,000 in 2004. This reduction was due to a reduction in all expenses, due to cessation of our operating activities during 2003 and our entry into voluntary liquidation at the end of July 2004. The main reductions were in the directors’ fees, insurance expenses and professional fees. During 2005 and 2006 the general and administrative expenses were $103,000 and $91,000, respectively, consisting mainly of liquidators’ and professional fees, rent and office maintenance as well as payroll related expenses. The expenses for 2006 also included approximately $13,000 paid to the Israeli tax authorities as a result of a VAT audit and related settlement.

        Our net financial expenses in 2004 and 2005 were $4,000 and $3,000, primarily due to exchange rate conversions and open bank balances. In 2006 we had financial income of $17,000 due to the interest received on the proceeds of the sale of our holdings in StoreAge in November 2006.

        We incurred non-recurring income of $4,713,000 in 2006, from the sale of all our holdings in StoreAge in November 2006 and an additional amount of $703,793 held in escrow to satisfy certain possible future claims for a period of 18 months following the closing. No claims were made against the escrow and these funds were released to us in May 2008.

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

        We do not expect that Witech will be profitable in the next twelve months.

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

        During 2005, 2006 and 2007 (until April 30 when the Bank of Israel ceased to publish this data), the NIS was devalued (appreciated) approximately 1.66%, 8.21% and 3.927%, respectively, against the currency basket, and approximately (6.85%-revaluated at 2005), 5.18% and 8.97%, respectively, against the U.S. dollar. Our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will not enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

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

        The subsidiary is incorporated outside of Israel is assessed for tax under the tax laws in the U.S. The applicable corporate tax rate for the subsidiary is up to 40%.

        As of December 31, 2007, the Company has carryforward tax losses in the amount of approximately $ 47 million (and approximately $41 at December 31, 2006), which may be carried forward and offset against taxable income in the future for an indefinite period. In addition, as of December 31, 2007, the Company has accumulated capital losses for tax purposes carryforward in a total amount of $43 million (and approximately $38 at December 31, 2006), which may offset against future capital gains for tax purposes for an indefinite period. These losses have not been audited and approved by the relevant tax authorities.

        As of December 31, 2007, Witech has carryforward tax losses in the amount of approximately $7.3 million (and approximately $2.2 million, at December 31, 2006), which may be carried forward and offset against taxable income in the future for an indefinite period.

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

B.	Liquidity and Capital Resources

        The Company had current assets of approximately $562,000 on December 31, 2007, $4,710,000 on December 31, 2006 and $41,000 on December 31, 2005. The ratio of current assets to current liabilities was 1.19 on December 31, 2007, 18.046 on December 31, 2006 and 0.177 on December 31, 2005. The decrease in the current ratio as of December 31, 2007 was primarily due to a reduction in our cash on hand and an increase in our accounts payable and accruals due to ongoing operational expenses. The increase in the current ratio in 2006 was primarily due to the receipt of $4,713,000 from the sale of our shares in StoreAge. The decrease in the current ratio in 2005 was mainly a result of a reduction in cash due to operating activities and the accumulation of the Liquidators’ and directors’ fees payable.

        For a discussion of the primary currency in which the operations of the Company and Witech are conducted see Item 5.A., “Operating Results,” above.

        In 2005, 2006 and 2007, the Company recorded a net negative cash flow from operations of approximately $52,000, $49,000 and $289,000, respectively.

        The Company currently has no available lines of credit or other unused credit facilities.

        In February 2008, the Nimrod Fund, one of our shareholders who holds approximately 7% of our issued and outstanding share capital, provided a loan to Witech in the amount of $400,000 which is to be repaid on July 1, 2008, with interest of 0.917% per month (the total amount to be repaid is $414,672). The loan is unsecured. As consideration for providing this loan, we issued to the lender five-year warrants to purchase 160,000 Ordinary Shares at an exercise price equal to $0.44 per share.

        In April 2008 our wholly-owned indirect subsidiary, CDRide Corp., received a short-term bridge loan in the amount of up to $1,400,000 repayable on June 30, 2008. The loan bears interest at the rate of 0.8% per month. An amount of $850,000 was disbursed in April 2008 and an additional $300,000 was disbursed in June 2008. The remaining $250,000 will be disbursed at the discretion of the lender if required to repay bank financing. The loan is secured by a pledge on future income of CDRide Corp. as well as a guaranty by us and Witech. The loan is not convertible into equity. As consideration for providing this loan, we issued to the lender five-year warrants to purchase 560,000 Ordinary Shares at an exercise price equal to the lower of $0.44 per share and the lowest price at which we raised equity or convertible debt financing in the next 12 months. The lender is a company related to CDC Holdings Ltd., who holds approximately 5.4% of our issued and outstanding shares and who is associated with Alon Wulkan and Iris Weller-Weiss, two of our directors. The lender has agreed to postpone repayment of the loan until we raise additional financing, but not later than July 31, 2008.

        We anticipate that our existing cash on hand, along with the escrow funds received in May 2008, will be sufficient, at the business levels presently projected, to meet our working capital requirements, including normal capital expenditures, at least until December 31, 2008. However, Witech is dependent on receipt of financing from IIS for its future operations. We need to raise immediately additional financing to maintain and expand Witech’s operations.

        Witech currently does not have sufficient cash resources to meet its requirements in the twelve months period following January 1, 2008, and without additional financing there is substantial doubt as to its ability to continue as a going concern. Any additional financing may not be available when required or at acceptable terms and may result in significant dilution to our shareholders. If financing is not available when required or is not available on acceptable terms, Witech’s business will suffer, it will need to scale back its activities and may need to cease its operations.

C.	Research and Development, Patents and Licenses, etc

        Since December 31, 2002 we have not carried out any research and/or development activities. We currently hold no patents, licenses or other intellectual property assets. Witech has a patent pending in the United States, EU and Japan for a system and method for filming and recording attractions. Witech does not license its software to third parties.

D.	Trend Information

        As of December 31, 2006, we were no longer engaged in any operational business activity other than managing our minority holding in Enargis, which was disposed of in May 2007. We consummated the share exchange transaction with Witech on January 2, 2008.

        Witech and the industry to which it relates are witnessing an increased interest in video products for rides at amusement parks as well as an upward trend in customers’ preferences for DVDs over still photographs. However, three of the largest ride photo companies, Kodak, Colorvision and Picsolve, currently have corporate sponsorship agreements with a number of large park chains. These sponsorship agreements often give the sponsor exclusive rights for all digital media services in the parks. When supplying systems to parks with sponsorship agreements, we may have to split part of the revenues with the sponsor. These agreements may limit Witech’s potential growth into new park chains. We anticipate the need of Witech to enter into its own sponsorship agreements in the future, but it may need to wait for the current agreements to expire. Although these agreements are typically for three years, there is no assurance that the agreements will not be renewed with the current sponsors. Other than the above, we do not expect any material variation in revenue sharing arrangements with potential future customers relative to the arrangements we have with existing customers.

        Although the gross margins for Witech’s sales in 2007, 2006 and 2005 were negative, this was based on a strategic decision to install a large number of systems regardless of expected profitability. Installation of a large amount of systems gave Witech the opportunity to prove that their systems would operate smoothly and out sell single photograph static systems. It also provided Witech with an understanding regarding installation, operation support and profitability. As a result of this decision, Witech gained credibility and increased its market presence. With the approval of the parks, Witech is ceasing operations of systems on rides that were not profitable in 2007 and in 2008 intends to install only systems that it believes will be profitable. Based on Witech’s experiences, Witech intends to focus its efforts on parks that have a high percentage of tourist visitors as opposed to locals as this dramatically increases the revenues from Witech’s system per ride. In addition based on its experiences, Witech is moving to regional maintenance centers in the U.S. with an aim to significantly reduce its operations costs.

        For additional information please see the “Risk Factors” listed in Item 3 above and the description of Witech’s Business in Item 4 “Information on the Company C. Witech”.

E.	Off-Balance Sheet Arrangements

        Neither IIS nor Witech have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

        The following table of our material contractual obligations as of December 31, 2007, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payment due by period (in thousands of dollars)
	Total	Less than 1 year	1-3 years	4-5 years

IIS
Long-term loans from others	$782		$336	$446
Accrued severance pay	4	4
Uncertain tax positions	4			4

Total	$790	$4	$336	$450

Witech
Long-term bank loans	$450	$308	$142
Long-term loans from others	897	594	303
Warrants issued to a bank	203	203
Uncertain tax positions	89			89
Accrued severance pay	178			178
Finder's fee	110	110
Operating lease - cars	207	95	112
Purchase obligation for fixed assets	389	389
Facilities lease	186	168	18

Total	$2,709	$1,867	$575	$267

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

        The Company’s executive officers and directors and their share ownership as of June 30, 2008 are as follows:

Name	Age	Expiration of office	Number of Shares Beneficially Owned

Charles Moss - Chairman of the Board of
the Company and Chief Executive Officer
of Witech	53	2008	1,012,141	(1)

Robi Hartman - Director and Chief
Executive Officer of the Company and
Acting Chief Financial Officer	47	2008	2,748,901

Aharon Jacobowitz -Director	59	2008	0

Alon Wulkan -Director	38	2008	0

Iris Weller-Weiss - External Director	33	2010	0

Adrian Auman(2)-External Director	53	2010	0

David Elooz - Director and Chief
Operations Officer of Witech	35	2008	1,094,097

Eliyahu Cohen - Director and Chief
Technology Officer of Witech	35	2008	1,010,521

Ronen Segal - Vice President Sales of
Witech	35	-	1,010,521

Yifat Zommer - CFO of the Company and
Witech	34	-	18,995

(1) Including shares of Opcom Ltd.; a company controlled by Mr. Moss.

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

        Robi Hartman has 25 years of experience as an entrepreneur in the field of technology and as an executive for leading technology companies, with wide experience in public markets, finance and accounting. He has been the Company’s Chairman and Chief Executive Officer since the Company terminated its voluntary liquidation proceedings in April 2007 and fulfilled these duties until January 2, 2008 where at such time he began acting as the Chief Executive Officer, a Director as well as Chairman of the Board of Witech. He served as a Director of the Company from September 1998 until its entry into voluntary liquidation in July 2004, Vice Chairman of the Board from October 1998 to March 2000, Acting Chief Financial Officer from December 1998 until July 2004, Chairman of the Board and Chief Executive Officer of the Company from March 2000 until July 2004, and joint liquidator of the Company from July 2004 until April 2007. He has also served as the Vice Chairman of the Board of Teledata Networks since the management buyout from ADC Telecommunications in February 2004 and was Chairman of StoreAge Networking Technologies from its inception in 1999 until 2006.  Before joining the Company, from 1987 to 1996, Mr. Hartman was the manager of Teledata Communications Ltd., a leading supplier of advanced access solutions, beginning as a manager and advancing to the Chief Financial Officer and finally as Chief Executive Officer and President.  From 1996 to 1997, Mr. Hartman was the President of VCON Telecommunications, a pioneer in PC based teleconferencing.  Since 1997 he owns and manages West End Technology Investments Ltd. Mr. Hartman received his B.A. in Political Science and Economics from Bar Ilan University and his Masters in Business Administration (MBA) from Bentley College.

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

        Iris Weller-Weiss has served as a director of the Company since the Company terminated its voluntary liquidation proceedings in April 2007. She has been acting since January 2006 as the Legal Consultant & Personal Assistant to Mr. Avner Schnur. Mr. Schnur is one of the beneficiaries of a trust that holds the shares of CDC Holdings Ltd. (the holder of approximately 5.44% of the issued and outstanding shares of the Company) and a principal shareholder and director of Kardan NV, a company traded on the Amsterdam Euronext and Tel-Aviv Stock Exchange. Kardan NV is actively involved in real estate, financial services, infrastructure, communications & technologies, and the automotive industry. From 2003-2006, Mrs. Weller was a prosecutor with the District Attorney’s Office. Between the years 1999-2002, Mrs. Weller managed the Los Angeles branch of Kelly Law Registry, a leading American legal consulting and placement firm. Mrs. Weller received her LLB degree from Haifa University School of Law and her LLM degree from UCLA School of Law. She is a member of both the Israeli Bar Association and the State Bar of California.

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

        Yifat Zommer has acted as Chief Financial Officer of the Company since June 2008 and served as Chief Financial Officer of Witech since April 2007. Before she joined Witech, Mrs. Zommer served as Chief Financial Officer of CTWARE Ltd., a high-tech start-up in the field of telecommunications. Prior to that she was an audit manager in PricewaterhouseCoopers (PwC), where she served for 5 years. Mrs. Zommer holds a Bachelor of Accounting and Economics degree from the Hebrew University of Jerusalem and Masters in Business Administration (MBA) from Tel-Aviv University.

        There is no family relationship between any of the persons named above.

        There are no arrangements or understandings with any of the major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

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

        Effective as of April 1, 1999, StoreAge granted to Mr. Hartman in his capacity as Chairman of the Board, acting Chief Financial Officer and Secretary of StoreAge the option to purchase 310,000 non-voting ordinary shares of StoreAge at an exercise price of $0.1 per share. Effective as of January, 2006, Mr. Hartman received additional options to purchase 91,539 non-voting ordinary shares of StoreAge at an exercise price of $0.25 per share bringing the amount of his options in StoreAge to a total of 401,359 shares, constituting approximately 0.69% of the fully-diluted shares of StoreAge at the time of its sale to LSI. The net (pre tax) proceeds received by Mr. Hartman from the LSI transaction as a result of the exercise of these options was approximately $314,000.

        On April 17, 2007, our shareholders approved (i) a proposal that the compensation to our external directors, Mr. Philip Stein and Ms. Iris Weller, shall be the greater of $12,000 per annum or the lowest cash compensation paid to any other of our directors of who receives cash and who is not an employee, consultant, service provider or controlling shareholder (or office holder of such controlling shareholder) of our company (the “Other Directors”), but in any case, their compensation shall not exceed the average cash compensation paid to the Other Directors, and (ii) the proposal to grant to each such external director options to purchase 45,000 of our Ordinary Shares, as part of an incentive option plan to be adopted for all directors who are not external directors and other officers of our company, or, if greater, the lowest option compensation granted to Other Directors who receive options from our company, but in any case, not to exceed the average option compensation granted to the Other Directors, all as determined in accordance with the Israeli Companies Law and regulations. The options shall vest annually in equal shares over three years following the grant date, and the exercise price shall be equal to the exercise price of the options first granted after April 17, 2007 to any Other Director, all as may be adjusted in accordance with the Israeli Companies Law and regulations.

        Mr. Stein resigned and Mr. Adrian Auman was appointed as an external director, both effective as of December 20, 2007. Mr. Auman’s compensation as approved by our shareholders on December 20, 2007 is the same as specified above. The exercise price of the options to our external directors is $0.44 per share (the same price at which options were granted to our Other Directors).

        On May 15, 2007 and November 5, 2007, our board of directors and audit committee approved, subject to the shareholders approval that was given on December 20, 2007, the monthly compensation to West End Technology Investments Ltd. for the services of Mr. Hartman as our CEO in the amount (total cost to the Company) of NIS 60,000 plus VAT. In addition, in the event that the Company terminates the Agreement after April 16, 2011 (but not prior to this date), except in the case of a substantial breach, West End Technology Investments Ltd. will be paid a one-time payment equal to an additional 400% of the monthly fee. The Agreement includes confidentiality undertakings and a 12-month non-competition and non-solicitation undertaking by Mr. Hartman and West End Technology Investments Ltd. The Agreement commenced on April 17, 2007 and continues until either party terminates the Agreement at any time, at its sole discretion, by giving the other party at least 180-days advance written notice. In addition, on November 5, 2007, our board of directors and audit committee approved, subject to the shareholders approval that was provided on December 20, 2007, the grant of options to purchase 15,000 Ordinary Shares of the Company to Mr. Hartman for each year in which Mr. Hartman serves as a director of the Company, commencing April 17, 2007. The exercise price of such options shall be $ 0.44 (the average closing price of the Company’s shares (as quoted by Yahoo Financial or other similar service) on the last 20 trading days, prior to the date of the shareholder resolution).

        Since our general meeting of the shareholders resolved at its meeting held on April 17, 2007 to terminate the voluntary liquidation proceedings, no bonus was payable to the liquidators according to the shareholder resolution of July 2004. As such, on June 17, 2007 our Audit Committee and Board of Directors approved and on December 20, 2007, our general meeting of shareholders approved, that (i) we pay Aharon Jacobowitz a cash bonus as follows: $25,000 (plus VAT, if applicable) if the PPS (as defined below) is above $0.50 per share, $50,000 (plus VAT, if applicable) if the PPS is above $1.00 per share and $75,000 (plus VAT, if applicable) if the PPS is above $1.30 per share, and (ii) we pay Robi Hartman a cash bonus of $100,000 (plus VAT, if applicable) if the PPS is above $1.30 per share. For the purposes of this resolution “PPS” means the average closing price of our shares on the “Pink Sheets” (as quoted by Yahoo Financial or other similar service) during the twenty (20) trading days following the approval of this resolution by our general meeting of shareholders which was provided on December 20, 2007. Since the PPS was below the relevant price, no bonus was or will be paid to the liquidators.

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

        On May 15, 2008, we resolved (with the agreement of the relevant people) to postpone payment to Charles Moss and David Elooz, of NIS 1,400 of their monthly salary, to Eliyahu Cohen and Ronen Segal of NIS 1,500 of their monthly salary, to West End Technology Investments Ltd. (for the services of Robi Hartman) of NIS 18,000 of its monthly fee and from the other directors a monthly fee of $1,000. The accumulated sums that have been postponed will be paid when we raise additional financing.

        In May 2008, we resolved to reduce the salaries of a number of Witech’s key employees by 10% until we raise additional financing. In addition, two members of our Board of Directors who are not employees or consultants of the Company agreed to defer receipt of their cash compensation until we raise additional financing.

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

C.	Board Practices

        In August 1993 our articles of association were amended to provide, among other matters, for a classified board of directors. These provisions were retained with minor amendments, in the new articles of association of the Company approved on November 19, 2000 (the “Articles of Association”). Effective as of January 2, 2008, the “classified board’ provisions of our Articles of Association were repealed and currently all directors (except for “External Directors” elected in accordance with the Israeli Companies Law) are elected at a general or special meeting of shareholders and hold office until the end of the next annual meeting or until they cease to hold office pursuant to the provisions of the Articles of Association.

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

Internal Auditor

        Pursuant to the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the Company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he or she may not be the Company’s independent accountant or its representative. Our internal auditor was appointed during May 2007 and submitted an audit report in January 2008. There were no material findings.

D.	Employees

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

        Until March 2008 IIS employed one person on a part-time basis, in general management and administration. Robi Hartman, our CEO is engaged on the basis of a consulting agreement.

        For a description of the agreement with our CEO and Witech’s material employment agreements, see “Item 6. Directors, Senior Management and Employees – B. Compensation”.

E.	Share Ownership

        The following chart sets forth director and senior management share ownership in the Company as of June 30, 2008. Each shareholder listed below enjoys the same voting rights with respect to each share.

Name	Title of Class	Number of Beneficially Owned (1)		Shares Percentage of Shares Beneficially Owned (%)(2)	Options(3)		Warrants

Robi Hartman	Ordinary Shares	2,748,901		11.89%	30,000	(5)	1,092,291	(7)
Aharon Jacobowitz	Ordinary Shares	0		0	30,000	(5)	0
Alon Wulkan	Ordinary Shares	0		0	30,000	(5)	0
Charles Moss	Ordinary Shares	1,012,141	(4)	4.38%	527,330	(6)	795	(8)
David Elooz	Ordinary Shares	1,094,097		4.73%	527,330	(6)	0
Eliyahu Cohen	Ordinary Shares	1,010,521		4.37%	527,330	(6)	0
Iris Weller-Weiss	Ordinary Shares	0		0	45,000	(7)	0
Adrian Auman	Ordinary Shares	0		0	45,000	(7)	0
Ronen Segal	Ordinary Shares	1,010,521		4.37%	527,330	(6)	0
Yifat Zommer	Ordinary Shares	18,995		0.08%	90,000	(9)	0

(1)	Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

(2)	Percentage ownership is based on 23,128,768 shares outstanding as of June 30, 2008.

(3)	In the event of termination of optionee’s employment or services, with us or any of our affiliates, all options granted to such optionee that are at the time of termination non-vested will immediately expire. If termination is without cause, then any vested option still in force and un-expired may be exercised within a period of three months after the date of such termination. If termination is the result of death, or disability of the optionee, then any vested option still in force and un-expired may be exercised within a period of twelve months after the date of such termination;

(4)	Includes 151,958 Shares of Opcom Ltd., a company owned and controlled by Mr. Moss.

(5)	15,000 options were granted on April 17, 2007 and additional 15,000 were granted on April 17, 2008. Each of these directors will receive additional options to purchase 15,000 shares for each year in which they serve as a director of the Company, commencing April 17, 2007 and vesting of such options will occur at the end of each such year. The exercise price of all the above options is $0.44 which is the average closing price of the Company’s shares in the 20 trading days preceding the approval of these options by the general meeting of the shareholders of the Company.

(6)	All these options were issued on January 2, 2008 at an exercise price equal to $0.44 which was the average trading price per share of the Exchange Shares during the 20 trading days prior to the closing of the Witech Exchange Agreement, vesting in eight (8) semi- annual installments as long as each such executive continues to be employed by us or Witech.

(7)	All these options were granted in December 2007 and vest in three equal annual installments commencing in April 17, 2008 with respect to Mrs. Weller-Weiss and December 20, 2007 with respect to Mr. Auman. The exercise price of all the above options is $0.44 which is the average closing price of the Company’s shares in the 20 trading days preceding the approval of the options granted to Mr. Auman by the general meeting of the Shareholders of the Company.

(8)	Part of the 4,600,000 warrants to be issued following compliance with applicable Israeli and United States securities laws and regulations, we intend to issue, for no additional consideration, to all our shareholders at the record date determined for the purpose of the extraordinary general meeting held on December 20, 2007 (November 9, 2007), to the percentage holding of each such shareholder in our issued and outstanding share capital on such date. The exercises price of these warrants will be $0.44.

(9)	All these options were granted on May 6, 2008, vesting in six (6) semi-annual installments at an exercise price of $ 0.44 per share.

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

        Options granted under the Plan to our employees and to certain of our directors may be designated as 102 Options that afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance (“102 Options”). We have elected that the benefits available under the “capital gains” alternative will apply to 102 Options. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company was previously entitled to do. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

        As of December 31, 2007 the Company issued stock options to purchase 135,000 of its Ordinary Shares at an exercise price of $0.44. On January 2, 2008 the Company issued stock options to purchase 2,300,000 of its Ordinary Shares at an exercise price of $0.44 and on May 6, 2008 options to purchase an additional 731,000 of its Ordinary Shares at an exercise price of $0.44.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

        During the period from January 1, 2004 through December 31, 2006, Mr. Hartman purchased an aggregate of 1,377,757 Ordinary Shares of the Company in open-market transactions.

        Pursuant to the Exchange Agreement, on January 2, 2008, we issued 11,552,229 of our Ordinary Shares to the shareholders of Witech.

        The following table sets forth, as of May 30, 2008, the number of Ordinary Shares of the Company owned by all persons known to the Company to beneficially own 5% or more of the Company’s Ordinary Shares. The Company’s major shareholders do not have different voting rights.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares Beneficially Owned(1)

Nimrod Fund Ltd.
Sir Francis Drake Drive C725
Roadtown, Tortola,
British Virgin Islands	1,615,559	(2)	6.98%

CDC Holdings Ltd.
c/o Fiduciaire Equity Trust A.G.
Address: 22 rue de Villereuse, P.O. Box
6135, 1211 Geneva 6, Switzerland	1,258,225	(3)	5.44%

Robi Hartman
c/o I.I.S Intelligent Information Systems
Limited
33 Jabotinsky Street
Ramat Gan, Israel	2,748,901	(4)	11.89%

(1)	Percentage ownership is based on 23,128,768 shares outstanding as of June 30, 2008.

(2)	Issued on January 2, 2008, at the closing of the Exchange Agreement in consideration for the transfer of shares in Witech to the Company. This does not include warrants issued in February 2008 to purchase 160,000 of our Ordinary Shares. (See “Item 4. Additional Information- C. Material Contracts).

(3)	As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002. This does not include warrants issued to an affiliated entity in April 2008 to purchase 560,000 of our Ordinary Shares (See “Item 4. Additional Information- C. Material Contracts”).

(4)	As reported on Schedule 13D filed with the Securities & Exchange Commission, dated January 24, 2007.

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

B.	Related Party Transactions

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

        On June 29, 2008, the Company’s Audit Committee and Board of Directors approved the extension of the above agreement until December 31, 2008. The extension is subject to additional funds raised of at least $2,500,000 after this approval.

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

        On June 17, 2007, our Audit Committee and Board of Directors approved and on December 20, 2007, at a general meeting, our shareholders approved that (i) we will pay Mr. Aharon Jacobowitz a cash bonus according to the following: $25,000 (plus VAT, if applicable) if the PPS (as defined below) is above $0.50 per share, $50,000 (plus VAT, if applicable) if the PPS is above $1.00 per share and $75,000 (plus VAT, if applicable) if the PPS is above $1.30 per share, and (ii) we will pay Robi Hartman a cash bonus of $100,000 (plus VAT, if applicable) if the PPS is above $1.30 per share. For the purposes of this resolution “PPS” shall mean the average closing price of our shares on the “Pink Sheets” (as quoted by Yahoo Financial or other similar service) during the twenty (20) trading days following the approval of the resolution by our general meeting of shareholders (which was given on December 20, 2007). Since the PPS was below the relevant price, no bonus was or will be paid to the liquidators.

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

        In February 2008, the Nimrod Fund, one of our shareholders who holds approximately 7% of our issued and outstanding share capital, provided a loan to Witech in the amount of $400,000 which is to be repaid on July 1, 2008, with interest of 0.917% per month (the total amount to be repaid is $414,672). The loan is unsecured. As consideration for providing this loan, we issued to the lender five-year warrants to purchase 160,000 Ordinary Shares at an exercise price equal to $0.44 per share.

        On May 15, 2008, we resolved (with the agreement of the relevant people) to postpone payment to Charles Moss and David Elooz, of NIS 1,400 of their monthly salary, to Eliyahu Cohen and Ronen Segal of NIS 1,500 of their monthly salary, to West End Technology Investments Ltd (for the services of Robi Hartman) of NIS 18,000 of its monthly fee and from the other directors a monthly fee of $1,000. The accumulated sums that have been postponed will be paid when we raise additional financing will be raised.

        In April 2008 our wholly-owned indirect subsidiary, CDRide Corp., received a short-term bridge loan in the amount of up to $1,400,000 repayable on June 30, 2008. The loan bears interest at the rate of 0.8% per month. An amount of $850,000 was disbursed in April 2008 and an additional $300,000 was disbursed in June 2008. The remaining $250,000 will be disbursed at the discretion of the lender if required to repay bank financing. The loan is secured by a pledge on future income of CDRide Corp. as well as a guaranty by us and Witech. The loan is not convertible into equity. As consideration for providing this loan, we issued to the lender five-year warrants to purchase 560,000 Ordinary Shares at an exercise price equal to the lower of $0.44 per share and the lowest price at which we raised equity or convertible debt financing in the next 12 months. The lender is a company related to CDC Holdings Ltd., who holds approximately 5.4% of our issued and outstanding shares and who is associated with Alon Wulkan and Iris Weller-Weiss, two of our directors. The lender has agreed to postpone repayment of the loan until we raise additional financing, but not later than July 31, 2008.

Item 8. FINANCIAL INFORMATION

A.	Statements and Other Financial Information

        See pages F-1 – F-31 of the Company’s financial statements and pages W-1 – W-34 of Witech’s financial statements.

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

B.	Significant Changes

        With the exception of the Exchange Agreement pursuant to which we acquired all the issued and outstanding shares of Witech, in consideration for the issuance of 11,552,229 of our ordinary shares on January 2, 2007 (see Item 4. INFORMATION ON THE COMPANY – A. Share Exchange Agreement with Witech), there have been no material changes in our business or Witech’s business since December 31, 2007.

Item 9. THE OFFER AND THE LISTING

        The Ordinary Shares of the Company have been traded in the over-the-counter market in the United States since the Company’s initial public offering on November 8, 1984. The Ordinary Shares originally traded under the symbol IISLF and now trade under the symbol IISLF.PK. From January 22, 1985 to March 17, 1999, the Ordinary Shares traded on the Nasdaq National Market (“Nasdaq”). From March 18, 1999 until January 22, 2003, the Ordinary Shares traded on the Nasdaq SmallCap Market. From January 23, 2003 until August 23, 2004, the Company’s Ordinary Shares traded on the OTC Bulletin Board. From August 24, 2004, until April 15, 2008 the Company’s Ordinary Shares have traded on the Pink Sheets Electronic Quotation Service (“Pink Sheets”). Since April 15, 2008, the Company’s Ordinary Shares were readmitted for trading on the OTC Bulletin Board.

        The following table sets forth, for the periods indicated, the annual high and low closing sales price quotes of the Ordinary Shares as reported by Nasdaq, by the OTC Bulletin Board or by the Pink Sheets from January 23, 2003 until May 31, 2008, for the five most recent full financial years and the quarterly high and low closing sales price quotes for the three most recent full financial years. The table also sets forth the high and low closing sales price quotes of the Ordinary Shares as reported by the Pink Sheets for the most recent six months.

	High	Low

Year ended December 31, 2003	$0.92	$0.31
Year ended December 31, 2004	$0.73	$0.09
Year ended December 31, 2005	$0.15	$0.09
Year ended December 31, 2006	$0.36	$0.09
Year ended December 31, 2007	$0.85	$0.30

2005
First Quarter	$0.15	$0.09
Second Quarter	$0.12	$0.09
Third Quarter	$0.14	$0.10
Fourth Quarter	$0.13	$0.10
2006
First Quarter	$0.22	$0.10
Second Quarter	$0.12	$0.9
Third Quarter	$0.11	$0.9
Fourth Quarter	$0.36	$0.10
2007
First Quarter	$0.54	$0.32
Second Quarter	$0.85	$0.51
Third Quarter	$0.55	$0.30
Fourth Quarter	$0.64	$0.32

Most Recent Six Months

December 2007	$0.47	$0.32
January 2008	$0.45	$0.30
February 2008	$0.49	$0.33
March 2008	$0.50	$0.35
April 2008	$0.50	$0.35
May 2008	$0.47	$0.30

        The foregoing prices reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

        Not Applicable

B.	Memorandum and Articles of Association

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

        The Israeli Companies Law provides that a director who has a personal interest in a given transaction of the Company, brought for approval of the board of directors, shall not be present and/or vote at that meeting. Article 55 of the Company’s Articles of Association provides that a director who has a personal interest in a matter which is brought for discussion before the board of directors may participate in said discussion, provided that he shall neither vote in nor attend discussions concerning the approval of the activities or the arrangements. If said director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangements shall be invalid.

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

        According to our Articles of Association no person shall be entitled to vote at any general meeting (or be counted as a part of the quorum thereof) unless all calls then payable by him in respect of his shares in the Company shall have been paid. The Israeli Companies Law provides that a company is entitled to determine within its articles a provision allowing the board to place a call on the shares, in the event that the consideration for such shares, in full or in part, has not been paid on time and in accordance with the agreeable terms set out in the given agreement or the articles of association of the Company.

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

C.	Material Contracts

        Sale of shares in StoreAge

        In October 2006 all shareholders of StoreAge, including us, signed a share purchase agreement (the “SPA”) with LSI for the sale of all issued and outstanding shares of StoreAge to LSI. In November 2006, the sale was closed and LSI paid us gross proceeds of $5,416,692 ($0.862 per share) for all our shares, out of which 13%, $703,793 or $0.112 per share was held in escrow to satisfy certain possible future claims for a period of 18 months following the closing (see below in this Item). No claims were made against the escrow and these funds were released to us in May 2008. At the time of this closing, we held 12.68% of the issued and outstanding share capital of StoreAge (10.89% on a fully diluted basis). This additional dilution resulted from the issuance of warrants to the Israeli venture lending fund that provided a $4,000,000 loan to StoreAge in March 2006 (that was repaid by LSI) and the increase of shares reserved for options pursuant to StoreAge’s incentive share option plans. See “Item 4C. Business Overview – Sale of StoreAge”.

        In the framework of the SPA, we did not make any representations and warranties regarding StoreAge and its subsidiaries, these representation and warranties were made only by StoreAge. We were required to make certain representations and warranties regarding ourselves and the ownership of our shares. The representations and warranties of StoreAge and the sellers, including ourselves, contained in the SPA survived the closing for 18 months until May 21, 2008; provided, however, that (i) the representations and warranties made with respect to capitalization and ownership of shares shall survive indefinitely, and (ii) the representations and warranties with respect to tax liabilities shall survive until the expiration of the applicable statute of limitations.

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

        The SPA provides that the sellers, including ourselves, will have no liability for breaches of representations and warranties (until the aggregate amount of all losses to the purchaser as a result of such breaches equals or exceeds $500,000 (the “Threshold”)), whereupon LSI shall be entitled to indemnification with respect to all such losses including the amount of the Threshold; except that (i) the Threshold shall not apply with respect to losses arising or resulting from breaches of the representations and warranties regarding due ownership of the shares, and (ii) the threshold for tax liabilities is $50,000.

        There were no claims made against the funds in escrow and all funds were released in May 2008.

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

        Convertible Note Financing

        In November 2007, we entered into definitive agreements with private investors for the issuance of convertible notes in the principal amount of $1,655,000, out of which $827,500 was invested in November 2007 and the remaining $827,500 was invested in January 2008 following the closing of the Witech Exchange Agreement. The principal amount of the notes will accrue interest at the rate of 8% compounded annually and principal and interest will be repaid in 12 equal quarterly installments commencing 36 months from issuance. Unpaid principal and interest may at the option of the purchasers be converted into our Ordinary Shares at a price of $0.65 per share, subject to a broad-based weighted average ratchet anti-dilution adjustment in the event of issuance of equity-related securities at a lower price, subject to certain exceptions. We shall have the right to redeem the principal amount and interest of the notes that have not been converted into shares, in whole or in part, between December 31 and January 31 of each year commencing December 31, 2008 or at the closing of a Transaction at a 20% premium per year, or a pro-rata portion of a year if redeemed in the event of a Transaction. The notes are secured by a floating charge on our assets, subordinated only to bank financing in an amount not to exceed $500,000.

        We also issued to the purchasers of the notes warrants exercisable for 331,000 Ordinary Shares at the price per share of $0.44 (equal to the average trading price per share of the shares of IIS during the 20 trading days prior to the closing of the Exchange Agreement), until the earlier of: (i) five years from issuance, and (ii) the closing of a Transaction. The warrants will be exercisable for cash or on a cash-less exercise basis. In the event that within 6 months from the date of issuance of the notes, the Company raises financing from the issuance of convertible loans or notes or similar securities with terms more favorable to the purchasers thereof than those granted to the purchasers, the notes and warrants will be automatically amended to provide for such favorable terms. The anti-dilution protection has been extended for an additional 6 months following the Raithalon investment.

        Nimrod Loan

        In February 2008, the Nimrod Fund, one of our shareholders who holds 6.9% of our issued and outstanding share capital, provided a loan to Witech in the amount of $400,000 which is to be repaid with interest of 0.917% per month (The total amount to be repaid is $414,672). The loan is unsecured. As consideration for providing this loan, we issued to the lender five-year warrants to purchase 160,000 Ordinary Shares at an exercise price equal to $0.44 per share.

        Reytalon Loan

        In April 2008 our wholly-owned indirect subsidiary, CDRide Corp., received a short-term bridge loan in the amount of up to $1,400,000 repayable on June 30, 2008. The loan bears interest at the rate of 0.8% per month. An amount of $850,000 was disbursed in April 2008 and an additional $300,000 was disbursed in June 2008. The remaining $250,000 will be disbursed at the discretion of the lender if required to repay bank financing. The loan is secured by a pledge on future income of CDRide Corp. as well as a guaranty by us and Witech. The loan is not convertible into equity. As consideration for providing this loan, we issued to the lender five-year warrants to purchase 560,000 Ordinary Shares at an exercise price equal to the lower of $0.44 per share and the lowest price at which we raised equity or convertible debt financing in the next 12 months. The lender is a company related to CDC Holdings Ltd., who holds approximately 5.4% of our issued and outstanding shares and who is associated with Alon Wulkan and Iris Weller-Weiss, two of our directors. The lender has agreed to postpone repayment of the loan until we raise additional financing, but not later than July 31, 2008.

D.	Exchange Controls

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

E.	Taxation

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

        However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” may be considerably less. We and Witech currently have no facilities which have received Approved Enterprise status.

        The tax reform also substantially changed the system of taxation of capital gains. Capital gains tax was reduced to 20%, (25% for 10% or more shareholders) except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003. For further discussion see below “Capital Gains Tax”.

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

Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which may be material to us can be summarized as follows:

—	There is a special tax adjustment for the preservation of equity whereby corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (“CPI”).

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income (hereinafter: “Inflation supplement”). Note, the Inflation Supplement will only be added to the corporate income but not to other incomes such as capital gains.

        The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3.0%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

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

F.	Dividends and Paying Agents

        Not applicable.

G.	Statements by Experts

        Not Applicable

H.	Documents on Display

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

I.	Subsidiary Information

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

        To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments. The market values for interest risk are computed based on the present value of future cash flows as impacted by the changes in rates attributable to the market risk being measured. The discount rates used for the present value computations were selected based on market interest rates in effect at December 31, 2007. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2007. The market values that result from these computations are compared to the market values of these financial instruments at December 31, 2007. The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

Item 15T. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

        Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20F. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of the Company’s financial statements presented in accordance with generally accepted accounting principles.

        All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

        The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

        Based on management’s assessment and the criteria set forth by COSO, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2007.

        This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

C.	Changes in Internal Control Over Financial Reporting

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

        Following the cancellation of our voluntary liquidation proceedings in April 2007, we have taken certain actions to remediate our material weaknesses including:

—	Re-establishing a board of directors including an audit committee; and

—	Creating an internal audit function; and

—	Hiring a professional services firm to perform accounting and financial reporting functions and as of the end of 2007, accounting is performed by qualified in-house professionals.

As a result of these and other measures we have taken to date, we believe all the material weaknesses were remediated by August 2007.

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

        Following the termination of our voluntary liquidation proceedings in April 2007 we have an Audit Committee consisting of Iris Weller-Weiss, Adrian Auman, Alon Wulkan and Rony Jacobowitz. Our Board has determined that each of Philip Stein as well as Adrian Auman, meets the definition of an independent audit committee financial expert, as defined in Item 16A(a) of Form 20-F.

Item 16B. CODE OF ETHICS

        On December 27, 2007, the Company adopted a Code of Ethics applicable to its management, employees, in-house contractors, and employees of subsidiaries or affiliates. In particular, all supervisory and management personnel, including all of our officers and directors, are expected to lead according to the standards in the Code, in both words and action. A copy of the code is posted on our website at (http://www.iislf.com) and may also be obtained, without charge, upon a written request addressed to the Company.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth, for each of the years indicated, the fees incurred in respect to services rendered by our independent public accountants.

Services Rendered	Year Ended December 31,
	2005	2006	2007

IIS
Audit Fees (1)	$43,000	$54,000	$114,000
Audit-related Fees (2)		$20,000
Tax Fees (3)	$2,000	$2,000	$2,000

Total	$45,000	$76,000	$116,000

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

        Pre-Approval Policies and Procedures

        As of December 31, 2007 our board of directors had not adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited. No issue regarding these services has arisen in the last two fiscal years. The board of directors will deliberate these matters as and when they arise, on a case-by-case basis. Commencing April 17, 2007, the Company’s audit committee charter provides that the audit committee shall approve in advance all audit services and all non-audit services provided by the independent registered public accounting firm based on a policy attached to the charter.

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

        Not applicable.

Item 18. FINANCIAL STATEMENTS

        Attached see Item 19(a) and 19(b).

Item 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)	Index to Financial Statements of the Company:	Page

(b)	Index to Audited Financial Statements of Witech

Report of Independent Registered Public Accounting Firm	W-2

Consolidated Balance Sheets at December 31, 2007 and 2006	W-3-W-4

Consolidated Statements of operations for the years ended December 31, 2007, 2006 and 2005	W-5

Consolidated Statements of changes capital deficiency for the years

ended December 31, 2007, 2006 and 2005	W-6

Consolidated Statements of cash flows for the years ended December 31, 2007, 2006 and 2005	W-7

Note to Consolidated Financial Statements	W-8-W-34

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

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED (Registrant) By: /s/ Robi Hartman —————————————— Robi Hartman, Chief Executive Officer (Principal Executive Officer)

By: /s/ Yifat Zommer —————————————— Yifat Zommer, Chief Financial Officer (Principal Financial and Accounting Officer)

Date: June 30, 2008

Index to Exhibits:

Exhibit No.:

1.1	Memorandum of Association of the Company.*

1.2	Articles of Association of the Company, Amended and Restated as of November 19, 2000. **

2.1	Securities Purchase Agreement between the Company and the Purchasers listed therein dated as of November 12, 2007. ****

4.1	Summary English Translation from the original Hebrew of a Lease Agreement entered into between the Company and West End Technology Investments Ltd., for office space located at 33 Jabotinsky Street, Ramat Gan, Israel, dated January 30, 2001. ***

4.2	Share Purchase Agreement between LSI Logic Corporation, StoreAge Networking Technologies Ltd. and the Purchasers listed therein dated as of October 25, 2006. ****

4.4	Share Exchange Agreement between the Company, Witech Communications Ltd., and the Shareholders of Witech Communications Ltd. dated November 5, 2007, and the amendment dated January 2, 2008. ****

4.5	Indemnification Agreement between the Company, Witech Communications Ltd., the Shareholders of Witech Communications Ltd. and Charles Moss as the Shareholder Representative dated November 5, 2007. ****

4.6	2007 Stock Option Plan.****

4.7	Form of Indemnification Agreement with directors and officers. ****

8.1	List of significant subsidiaries of the Company.

12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

**** Incorporated by reference to the corresponding exhibit to the Company’s Shell Company Report on Form 20-F filed with the SEC on January 10, 2008.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

The amounts are stated in U.S. dollars ($).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

We have audited the balance sheets of I.I.S. Intelligent Information Systems Limited (the “Company”) as of December 31, 2007 and 2006 and the statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	Kesselman & Kesselman
June 30, 2008	Certified Public Accountant (Isr.)
A member of PricewaterhouseCoopers
International Limited

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2007	2006

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$463	$4,705
Accounts receivable	99	5

T o t a l current assets	562	4,710

FIXED ASSETS, net	1
LONG-TERM ASSETS:
Loans granted (note 3)	4,908
Deferred acquisition costs (note 1a(2))	190
Funds in respect of employee rights upon retirement
(note 4)	3	3

	5,102	3

T o t a l assets	$5,664	$4,713

Liabilities and shareholders' equity

CURRENT LIABILITIES -
Accounts payable and accruals	$473	$261

LONG-TERM LIABILITIES:
Convertible loan (note 6)	782
Provision for uncertain tax position	4
Liability for employee rights upon retirement (note 4)	4	5

T o t a l long-term liabilities	790	5

T o t a l liabilities	1,263	266

COMMITMENTS, note 5

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.003 par value:
authorized - 50,000,000 and 16,666,667 shares in
December 31, 2007 and 2006, respectively;
issued and outstanding - 11,576,539 shares at
December 31, 2007 and 2006	55	55
Additional paid-in capital	41,474	41,417
Accumulated deficit	(37,128)	(37,025)

T o t a l shareholders' equity	4,401	4,447

T o t a l liabilities and shareholders' equity	$5,664	$4,713

/s/ Charles Moss —————————————— Charles Moss Chairman of the Board	/s/ Robi Hartman —————————————— Robi Hartman Chief Executive Officer	/s/ Yifat Zommer —————————————— Yifat Zommer Chief Financial Officer

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31
	2007	2006	2005

INCOME FROM MANAGEMENT FEE	$55
GENERAL AND ADMINISTRATIVE EXPENSES	(607)	(91)	(103)
FINANCIAL INCOME (EXPENSES) - net	453	17	(3)
CAPITAL GAIN FROM DISPOSAL OF INVESTMENT		4,713

INCOME (LOSS) BEFORE TAXES ON INCOME	(99)	4,639	(106)
TAXES ON INCOME	4

NET INCOME (LOSS)	$(103)	$4,639	$(106)

Net income (loss) per share of ordinary shares -
Basic and diluted	$(0.01)	$0.40	$(0.01)

Weighted average number of ordinary shares used in
computing income (loss) per ordinary shares
(in thousands) -
Basic and diluted	11,577	11,577	11,577

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
(U.S dollars in thousands, except share data)

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Total shareholders' equity (capital deficiency)

BALANCE AS OF JANUARY 1, 2005	11,576,539	$55	$41,417	$(41,558)	$(86)
CHANGE DURING 2005 -
net loss				(106)	(106)

BALANCE AS OF DECEMBER 31, 2005	11,576,539	55	41,417	(41,664)	(192)
CHANGE DURING 2006 -
net income				4,639	4,639

BALANCE AS OF DECEMBER 31, 2006	11,576,539	55	41,417	(37,025)	4,447
CHANGES DURING 2007:
Stock based compensation			1		1
Warrants granted (see note 6)			56		56
Net loss				(103)	(103)

BALANCE AS OF DECEMBER 31, 2007	11,576,539	$55	$41,474	$(37,128)	$4,401

The accompanying notes are an integral part of the financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Year ended December 31
	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$(103)	$4,639	$(106)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Changes in accrued liability for employee rights
upon retirement	(1)	2	1
Gain on amounts funded in respect of employee
rights upon retirement		(1)
Capital gain from disposal of investment		(4,713)
Stock based compensation	1
Accrued interest in respect of loans received	10
Changes in provision for uncertain tax position	4
Accrued interest in respect of loans granted	(318)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(94)	(5)	10
Increase (decrease) in accounts payable and accruals	212	29	43

Net cash used in operating activities	(289)	(49)	(52)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans granted	(4,590)
Proceeds from disposal of investment		4,713
Deferred acquisition costs	(190)
Purchase of fixed assets	(1)

Net cash provided by (used in) investing activities	(4,781)	4,713	-,-

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term convertible loan received	772
Warrants issued	56

Net cash provided by financing activities	828	-,-	-,-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,242)	4,664	(52)

BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR	4,705	41	93

BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR	$463	$4,705	$41

The accompanying notes are an integral part of the consolidated financial statements.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Operations

Through December 2002, I.I.S. Intelligent Information Systems Limited. (the “Company” or “IIS”) designed, developed and provided enterprise storage solutions for the Internet Small Computer Systems Interface (“iSCSI”). Due to the slow down associated with the iSCSI revenues resulting from the delays in the adoption of the iSCSI protocol, the Company decided to cease its iSCSI operations in December 2002.

On July 29, 2004, the Company’s shareholders resolved to place the Company in a voluntary liquidation.

On April 17, 2007, the Company’s general meeting of shareholders duly approved the termination of the Company’s voluntary liquidation.

As of December 31, 2007, the Company is no longer engaged in any operational business other than providing managing services to Witech Communications Ltd. (“Witech”) for a fixed monthly fee of $6,000.

2)	Share exchange agreement

On February 20, 2007, the Company signed a memorandum of agreement (“MOA”) with Witech with respect to a contemplated merger between the Company and Witech, under which the Company is to acquire full control and ownership of Witech, in consideration of 50% of the Company’s shares.

Witech is an Israeli company, which is engaged in the development, sale, operation and support of wireless video transmission systems for use on roller coasters and thrill rides in amusement parks as well as other moving attractions.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

On November 5, 2007, the Company signed a Share Exchange Agreement (the “Exchange Agreement”) with Witech and it’s shareholders which was approved on December 20, 2007 by the Company’s general shareholders meeting for the acquisition of all the outstanding shares of Witech in exchange for the issuance of 11,552,229 shares of the Company to the shareholders of Witech, representing 50% of the issued and outstanding shares of the Company less those shares due to the Company by virtue of the loan agreement between the Company and Witech (see also note 3b). Following the transaction, Witech will become a wholly owned subsidiary of the Company. According to the agreement, the Company will grant stock options to the senior management and shareholders of Witech, in accordance with the 2007 options plan of the Company (see note 7c(2)), to purchase an aggregate of 2,300,000 shares of the Company at an exercise price equal to the average trading share price during the twenty (20) trading days prior to the Closing ($0.44), vesting in eight (8) semi- annual installments as long as each such executive continues to be employed by the Company. The fair value of the above options on the date of grant is $940,030 using the Black Scholes option-pricing model and was based on the following assumptions: dividend yield of 0%; expected volatility of 141%; risk-free interest rates of 3.88%; and expected lives of 6.15 years.

In addition, according to the agreement , the Company will increase the shares reserved for issuance to directors, employees, consultants and service providers of the Company and its subsidiaries pursuant to its incentive stock option plans by an additional 1,000,000 shares so that the total amount of shares reserved for issuance pursuant to such plan will be 3,300,000.

In addition, the Company will issue to all registered shareholders of the Company as of November 9, 2007 (the “record date”) warrants to purchase an aggregate of 4,600,000 Ordinary Shares of the Company, on a pro-rata basis according to the percentage holding of each such shareholder in the issued and outstanding share capital of the Company on such record date. These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” means each of (i) merger, acquisition or reorganization of IIS with one or more other entities in which IIS is not the surviving entity, or (ii) a sale of all or substantially all of the assets or shares of IIS. The exercise price of each warrant shall be the average trading price per share of the Company’s Ordinary Shares during the twenty trading days prior to the Closing ($0.44). These warrants will be non-transferable and non-exercisable until all applicable Israeli and United States securities laws and regulations have been complied with in connection with the warrants and the underlying shares, including without limitation, that a registration statement covering the underlying shares is declared effective by the United States Securities and Exchange Commission. As of the issuance date of these financial statements the grant of these warrants was not approved.

The closing of the Exchange Agreement was subject to certain closing conditions. The closing of the transaction was on January 2, 2008.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The financial statements of Witech as of December 31, 2007 include an explanatory note in respect of the fact that Witech does not have sufficient cash resources to meet its requirements in the twelve months following January 1, 2008.

The acquisition is to be accounted for by the purchase method. The results of operations of Witech are to be included in the consolidated financial statements of the Company commencing January 1, 2008. The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to Witech’s balance sheet data as of December 31, 2007:

	Unaudited
	U.S. dollars in thousands

Number of IIS shares issued to Witech's shareholders	11,552,229
Multiplied by IIS's average stock price for the period two business days before and through the two business days after November 5,2007 Exchange Agreement date, net of the
estimated fair value of the warrants	$0.48

		$5,545
Estimated transactions costs		190

Estimated purchase price		$5,735

The preliminary allocation of the estimated purchase price based on the estimated fair values of Witech's assets acquired and liabilities assumed in the acquisition is as follows:
Net tangible assets		$(5,656)
Identifiable intangible assets		5,776
In-process research and development		132
Goodwill		5,483

Total purchase price		$5,735

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The amount allocated to research and development in-process represents an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the exchange agreement, have not reached technological feasibility and have no alternative future use. The preliminary estimate of research and development in-process is subject to change and is to be finalized upon completion of an appraisal by management. The amount allocated to research and development in process is to be charged to operating expenses in the first quarter of 2008. The useful life of intangible assets estimated between 7 to 13 years.

3)	Accounting principles

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

4)	Functional currency

The currency of the primary economic environment in which the Company operates is the U.S. dollar (“dollar”; “$”). Most of the Company’s expenses are incurred in dollars. The Company’s deposits are mostly in dollars. Thus, the functional currency of the Company is the dollar.

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

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109’ (“FIN 48”). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. The Group’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes. The adoption of FIN 48 resulted in a non-material cumulative impact to retained earnings. See also note 8g.

d.	Investments in associated companies

Investments in associated companies are investments in companies held to the extent of 20% or more which the Company can exercise significant influence over operating and financial policy.

As the Company has not guaranteed obligations and not otherwise committed to provide further financial support for any of the associated companies, the Company discontinued applying the equity method when the investment account was reduced to zero (see also note 2).

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year.

Diluted net income (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the year, taking into account the potential dilution that could occur upon the exercise of options granted under employee stock option plans and warrants issued, using the treasury stock method and the potential dilution that could occur upon conversion of the convertible loan using the if converted method.

For the years ended December 2007, 2006 and 2005 all outstanding options, warrants and the convertible loan have been excluded from the calculation of the diluted loss per share since their effect was anti dilutive.

f.	Accounting for stock based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123(R)”). FAS 123(R) supersedes APB 25 and related interpretations and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (“FAS 95”). FAS 123(R) requires awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions. The Company elected to recognize stock based compensation cost using the straight-line method.

The Company did not disclose pro forma data in respect of the year ended December 31, 2005, as required by SFAS 123, “Accounting for Stock-Based Compensation”(“SFAS 123”), as amended by FAS 148, assuming it had accounted for employee share option grants using the fair value-based method defined in SFAS 123, since the effect on net loss and net loss per share assuming it had applied the fair value recognition provisions is immaterial.

In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Concentration of credit risks

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents and account receivables. These balances do no represent a substantial concentration of credit risks as of December 31, 2007. Also, the long term loans which were granted to Witech (see note 3) do no represent a substantial concentration of credit risks as of December 31, 2007 mainly because of the Exchange agreement (see note 1a (2)).

h.	Fair value of financial instruments

In view of their nature, the fair value of the financial instruments included in the working capital of the Company is usually identical or close to their carrying value. The carrying amounts of the Company’s long-term assets, long-term loans payable, and other long-term liabilities approximate their fair value.

i.	Newly issued accounting pronouncements:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”(“SFAS 157”), which provides guidance for using fair value to measure assets and liabilities. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company), and interim periods within those fiscal years. Subsequent to the issuance of SFAS 157, the FASB issued FSP No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”(“FSP 157-1”) and FSP No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-1 excludes, in certain circumstances, SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under statement 13 from the provision of SFAS 157. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 defers the effective date of SFAS 157 for such instruments to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years (January 1, 2009, for the Company). The Company does not expect the adoption of SFAS 157 to have a material impact on its results of operations and financial position.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting, but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). Were the Company to elect the fair value option for its existing assets and liabilities, the effect as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of comprehensive loss. The Company does not expect the adoption of SFAS 159 to have a material impact on its results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”) which replaces SFAS No 141. SFAS 141R changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years (January 1, 2009, for the Company). Early application is prohibited. The Company does not expect the adoption of SFAS 157 to have a material impact on its results of operations and financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" (“SFAS 160”).

SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests.

SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Company will be required to adopt SFAS 160 on January 1, 2009. The Company does not expect the adoption of SFAS 160 to have a material impact on its results of operations and financial position.

In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment, of the Staff Accounting Bulletin Series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. The Company currently uses the “simplified” method to estimate the expected term for share option grants as the Company does not have enough historical experience to provide a reasonable estimate. The Company will continue to use the “simplified” method until we have enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110. SAB 110 is effective for the Company on January 1, 2008.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133,”(SFAS “161”) as amended and interpreted, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November15, 2008. Early adoption is permitted. The Company is currently assessing the impact, if any that FAS 161may have on its results of operations and financial position

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

In May 2008, the FASB issued FAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”). FAS 162 identifies the sources of accounting generally accepted accounting principles in the United States. FAS 162 is effective sixty days following the SEC’s approval of PCAOB amendments to AU Section 411, “The Meaning of ‘Present Fairly in Conformity With Generally Accepted Accounting Principles’". The Company is currently assessing the impact, if any that FAS 162may have on its results of operations and financial position

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2 – SALE OF INVESTMENTS:

a.	Sale of investment in Enargis

On March 31, 2003, the Company transferred iSCSI activities to a newly formed company –Enargis. Following such transfer, the Company held 25% in Enargis with the remaining shares held by the Company’s Chief Executive Officer (“CEO”) and then serving Chairman of the Board. The carrying amount of the investment in Enargis following the transaction amounted to approximately $20,000, equaling the carrying amount of assets transferred, and was subsequently reduced to zero during the year ended December 31, 2003 due to the Company’s share in Enargis’s losses.

On May 23, 2007, the Company, together with all the other shareholders of Enargis, of which the fair value was deemed negligible, transferred all of its 25% holdings in Enargis to West End Technology Investments Ltd. (a company controlled by the CEO and Chairman of the Board) for no consideration.

b.	Sale of investment in StoreAge

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

In October 2006 all the shareholders of StoreAge, including the Company, signed a share purchase agreement with LSI Logic Corporation (“LSI”) for the sale of all issued and outstanding shares of StoreAge to LSI. The Company’s share of the proceeds received upon the closing of the transaction in November 2006, was $5,416,692 of which $703,793 was held in escrow to satisfy certain possible future claims for a period of 18 months following the closing.

The Company recognized the cash portion received in the amount of $4,712,899 as a gain on the sale in 2006, while the amount of $703,793 was recognized in 2008 since it was received on May 2008.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3 – LOANS GRANTED:

a.	On April 23, 2007 and May 28, 2007, the Company signed loan agreements with Witech to grant an aggregate principal amount of $3,000,000 to Witech. The loans bear an annual interest rate of LIBOR plus 5%, whilst in the event that the Exchange Agreement with Witech is not consummated, the interest on the loan will be increased to LIBOR plus 10% retroactively to the date it was granted. The maturity date was determined as the earlier of (i) 90 days following the termination of the exchange agreement (ii) January 20, 2008.

In connection with these loans, Witech issued promissory notes to the Company. According to these promissory notes, the Company has the right at any time following an event of default, as defined in the agreement, or in the event that the exchange agreement is not consummated, to convert any unpaid amount into fully-paid up and duly issued shares of Witech at a pre-conversion fully-diluted valuation of $5,000,000.

The loan agreements include certain covenants. The Company satisfied the respective covenants as at December 31, 2007.

The interest accrued in respect of these loans is calculated base on LIBOR plus 10%.

On January 20, 2008 (after the closing of the exchange agreement – see note 1a(2)) the loans and the accrued interest up to that date were converted into capital notes denominated in NIS, bearing no interest and repayable at request, but not before the expiration of a period of 5 years. In occasion of liquidation of Witech, amounts to be paid in respect of these capital notes are subordinate to all other debts.

b.	From August through November 2007, the Company granted Witech loans in an aggregate amount of $1,590,000. The loans bear an interest rate of 1.5% per month. According to the original agreements, the maturity date was December 16, 2007, whilst in December 2007 the maturity date was lengthened by additional three months on the same terms. In addition, for every month or part thereof that the principal amount for each loan (including interest) or part thereof shall be outstanding, the Company will be entitled to newly issued ordinary shares of Witech equal to 0.0259% of the issued and outstanding share capital of Witech, on a fully diluted basis. According to the alternative settlement of the above mentioned shares as stipulated in the loan agreements, due to the fact that the exchange agreement was closed prior to issuance of the shares, the amount of shares of the Company that the shareholders of Witech received in such exchange agreement has been reduced by 24,313 shares The loans are secured by a pledge over the shares of Witech held by certain shareholders.

Effective March 16, 2008 the loans and the accrued interest up to that date were converted into capital notes denominated in NIS, bearing no interest and repayable at request, but not before the expiration of a period of 5 years In occasion of liquidation of Witech, amounts to be paid in respect of these capital notes are subordinate to all other debts.

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

NOTE 5 – COMMITMENTS:

a.	Liquidators’compensation:

1)	At the Company’s general meeting of shareholders held in July 2004, Messrs. Hartman (the CEO and then serving Chairman of the Board) and Jacobowitz (one of the directors) were appointed as joint liquidators and the shareholders approved a fee of $1,000 per month (plus VAT, if applicable), to each of them commencing from the appointment of the liquidation and until distribution of all proceeds of the liquidation to the Company’s shareholders. The amount of compensation due but unpaid to the Company’s liquidators as of December 31, 2006 according to this arrangement is approximately $58,000. This amount was accrued in the financial statement in “accounts payable and accruals” and was paid in May 2007.

2)	In addition, the Company’s shareholders approved that (i) Mr. Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by the Company’s shareholders as a result of the liquidation of the net assets of the Company (hereinafter – the “Gross Proceeds”) are above $0.50 per share, $50,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.00 per share and $75,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus of $100,000 (plus VAT, if applicable) if the Gross Proceeds are above $1.30 per share.

Since the Company terminated its voluntary liquidation, the Company’s audit committee and board of directors have approved on June 17, 2007, subject to shareholder approval, which was obtained on December 20, 2007, that these bonuses will be calculated and paid based on the average closing share price of the Company’s shares in the twenty trading days following December 20,2007.

The Company has not provided for the additional bonus to the liquidators in its financial statements as, at balance sheet date, the payment of the said bonus was contingent upon conditions as detailed above.

Based on the average closing share price of the Company’s shares in the twenty trading days following December 20, 2007 the liquidators were not entitled to the said bonus.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 – COMMITMENTS (continued):

b.	Directors’compensation:

1)	Effective as of April 1, 2003, all of the directors of the Company agreed to suspend their compensation until the Company either received a settlement from an ongoing lawsuit which at that time was in mediation or received proceeds from the sale/exit of StoreAge or Enargis or the raising of additional financial resources. Following settlement of the lawsuit, the directors of the Company did not take this compensation and agreed that this compensation would be paid only from receipt of proceeds from the sale/exit of its holdings in StoreAge or Enargis or the raising of additional financial resources. The amount of compensation due but unpaid to the Company’s officers and directors as of December 31, 2006 according to this arrangement is approximately $172,000. This amount was accrued in the financial statements in “accounts payable and accruals” and was paid in May 2007.

2)	On December 20, 2007, the Company’s general meeting of shareholders approved that the compensation of any director of the Company who is not an employee, consultant or service provider to the Company or any of its subsidiaries, shall be $12,000 per annum. Three directors (one of them is the CEO and then serving Chairman of the Board) were granted options to purchase 15,000 ordinary shares of the Company, per annum as long as such person acts as a director of the Company.

The Company also granted to each of the two external directors of the Company options to purchase 45,000 ordinary shares of the Company. The options vest in three equal annual installments commencing April 17, 2007 for one director and December 20, 2007 for the other director (for further details, see also note 7c(3)).

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 – COMMITMENTS (continued):

c.	Rent agreement

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

According to the Company’s Audit Committee’s approval, from May 15, 2007, the agreement will be valid until the exchange agreement with Witech is approved or December 31, 2007 at the latest.

On the 29, 2008, the Company’s Audit Committee and Board of Directors approved the extension of the above agreement until December 31, 2008. The extension is subject to additional fund raise of at least $2,500,000, after this approval.

d.	Consulting Agreement with West End

On December 20, 2007, the Company’s general meeting of shareholders approved an agreement with West End. According to the agreement the CEO and Chairman of the board will provide to the Company consulting services for a monthly fee of NIS 60,000 (approximately $15,000). The effective date of the agreement is April 17, 2007 and continues until either party terminates the agreement at any time, as its sole discretion, by giving the other party at least 180 days advance written notice. In addition, in the event that the Company terminates the Agreement after April 16, 2011 (but not prior to this date), except in the case of a substantial breach, West End will be paid a one-time payment equal to an additional 400% of the monthly fee.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6 – CONVERTIBLE LOAN

On November 15, 2007, the Company announced that it has signed definitive agreements with private investors (the “purchasers”) for the issuance of convertible notes in the principal amount of $1,655,000, out of which $827,500 were received on that day and the remaining 50% were received on January 8, 2008, since the additional 50% were subject to the closing of the Exchange Agreement which was on January 2, 2008 (see also note 1a(2)). The principal amount of the notes bear an annual interest rate of 8%. The principal amount and interest shall be repaid in 12 equal quarterly installments commencing 36 months from issuance. Unpaid principal and interest may at the option of the purchasers be converted into ordinary shares in such number as calculated by dividing the conversion amount by the conversion price. The Conversion price is $0.65 per share, subject to adjustment from time to time upon certain additional share issuance by the Company. The Company shall have the right to redeem the principal amount and interest of the notes that have not been converted into shares, in whole or in part, between December 31 and January 31 of each year commencing December 31, 2008 or at the closing of a Transaction (which is defined as either the merger of the Company into another company or the purchase of all shares of the Company) at a 20% premium per year, or a pro-rata portion of a year if redeemed in the event of a Transaction. The notes are secured by a floating charge on the assets of the Company, subordinated only to bank financing in an amount not to exceed $500,000.

The Company also issued to the purchasers of the notes warrants exercisable for 165,500 ordinary shares at the price per share equal to the average trading share price of the Company during the 20 trading days prior to the closing of the Exchange Agreement ($0.44), and will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction.

The allocation of the proceeds from the purchaser has been based on the respective fair values of the warrants and the convertible loan.

The warrants issued on November 15, 2007 are classified as equity, at a total amount of $55,823, using the Black Scholes option-pricing model and was based on the following assumptions: dividend yield of 0%; expected volatility of 141%; risk-free interest rates of 3.88%; and contractual lives of 5 years.

On January 8, 2008, the Company issued additional 165,500 warrants at the amount and terms described above.

NOTE 7 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

At balance sheet date, the Company’s shares were traded on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) in the United States.

On April 2008, the Company’s Ordinary Shares were admitted for trading on the OTC Bulletin Board (OTCBB®) in the United States.

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

c.	Stock Option Plans:

1)	Under the Company’s 1993 Stock Option Plan (“the 1993 Plan”), options may be granted to officers, directors, employees and consultants of the Company. Pursuant to the 1993 Plan, the Company reserved for issuance 1,192,929 ordinary shares. The exercise price of the options granted under the 1993 plan may not be less than 85% of the fair market value of the Company’s ordinary shares on the date of grant. The options vested primarily up to 3-4 years.

No options were exercised during the years ended December 31, 2006, 2005 and 2004. The 1993 Plan expired in 2003. The options of the liquidators of the Company expired during 2006; all other outstanding options issued under the 1993 Plan have either been expired or forfeited in previous years.

2)	In November 2007 the Company’s board of directors approved the Company’s 2007 Israeli Share Option Plan (“the 2007 Plan”). The 2007 Plan is in a “capital gains track with a trustee” pursuant to section 102 to the Income Tax Ordinance. According to the plan employees, directors, consultants and service providers of the Company will receive up to 3,300,000 options, which may be exercised into NIS 0.003 par value of Company’s ordinary shares. The options may be exercised for a period of 10 years from the grant date. Any options not exercised by this date will expire. The ordinary shares that will be issued following the exercise of the options will be equal in rights to the Company’s ordinary shares immediately upon their allocation.

In accordance with the capital gains track chosen by the company and pursuant to the terms thereof, the company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the company’s accounts, in respect of options granted to employees under the plan –with the exception of the work-income benefit component, if any, determined on the grant date.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7 – SHAREHOLDERS’ EQUITY (continued):

3)	As mentioned in note 5b(2), the Company granted 135,000 options under the 2007 plan to five directors at an exercise price of $0.44. The fair value of these options on the date of grant is $58,262 using the Black Scholes option-pricing model and was based on the following assumptions: dividend yield of 0%; expected volatility of 141%; risk-free interest rates of 3.88%; and expected lives of 5.5-5.7 years. See also note 1a(2).

As to options granted after balance sheet date, see note 1a(2).

4)	Following is a summary of the status of the Company’s stock option plan and related information:

	Year ended December 31
	2007		2006		2005
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

Outstanding at the
beginning of the
year	-,-		406,550	$3.63	406,550	$3.63
Granted during the
year	135,000	$0.44
Forfeited and
cancelled	-;-		(406,550)	$3.63

Outstanding at the
end of the year	135,000		-;-		406,550	$3.63

Exercisable at the
end of the year	-,-		-;-		406,550	$3.63

All of the outstanding and exercisable options at December 31, 2005 expired in November 2006.

Costs incurred in respect of stock based compensation for year ended December 31, 2007 were $974 (no options were granted during 2005, 2006).

The weighted average grant date fair value of options granted during the year ended December 31, 2007 was (no options were granted during 2005, 2006) is $0.43.

The intrinsic value of the outstanding and exercisable options at December 31, 2007 is $57,865. The intrinsic value of the outstanding and exercisable options at December 31, 2005 is zero.

The weighted average remaining contractual term of the outstanding options at December 31, 2007 is approximately 10 years.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7 – SHAREHOLDERS’ EQUITY (continued):

At December 31, 2007, there was $57,288 of total unrecognized compensation cost related to non-vested options, granted under the 2007 Plan. The cost is generally expected to be recognized over a period of three years.

NOTE 8 – TAXES:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “inflationary adjustments law”)

Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “inflationary adjustments law”).

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli consumer price index (“CPI”). The Company is taxed under this law.

In February 2008, the Knesset (the Israeli parliament), cancelled the provisions of the Inflationary Adjustments Law, and as a result it will no longer apply to the company in 2008 and thereafter.

b.	Tax rates

The income of the Company is taxed at the statutory rate. The corporate tax rates for 2005 and thereafter, as amended in August 2006 are as follows: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

Capital gains are taxed at a reduced rate of 25% of the capital gains derived after January 1, 2003 and at the regular corporate tax rate on the gains derived through the aforementioned date.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8 – TAXES (continued):

c.	Deferred income taxes

The deferred income taxes are composed as follows:

	December 31
	2007	2006

Provided for:
Operating loss carryforward	$11,774	$10,308
Capital loss carryforward	10,666	9,390
In respect of investments	5	5

Total	22,445	19,703
Less - valuation allowance	(22,445)	(19,703)

	-,-	-,-

The deferred tax assets are computed at the tax rates of 25% as of December 31, 2007 and 2006.

d.	Tax loss carryforward

As of December 31, 2007, the Company has carryforward tax losses in the amount of approximately $47 million which may be carried forward and offset against taxable income in the future for an indefinite period (December 31, 2006 – $41 million).

In addition, as of December 31, 2007, the Company has accumulated carryforward capital losses in a total amount of approximately $43 million, which may be offset against future capital gain for tax purposes (December 31, 2006 – $38 million).

Under the inflationary adjustments law (see a. above), carryforward losses are linked to the Israeli CPI until December 31, 2007.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8 – TAXES (continued):

e.	Tax assessments

Tax assessments for the Company are considered final through the year ended December 31, 2002.

f.	Reconciliation of the theoretical tax expenses to actual tax expenses:

	Year ended December 31
	2007	2006	2005
	U.S. dollar in thousands

Income (loss) before taxes, as reported in the
statements of operations	$(99)	$4,639	$(106)

Theoretical income on taxes (tax benefit) at the
statutory rate (29%, 31%, 34% for the years ended
December 31, 2007, 2006 and 2005, respectively)	$(29)	$1,438	$(36)
Utilization of tax losses carryforward		(1,375)	14
Changes in taxes in respect of tax losses incurred in the
reported year for which deferred taxes were not created	143
Difference between the basis of measurement of
loss reported for tax purposes and the basis of
measurement of loss for financial reporting
Purposes	(115)	(66)	23
Provision for uncertain tax position	4
Deductible expenses			(1)
Other	1	3

	4	-;-	-,-

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 8 – TAXES (continued):

g.	Uncertainty in income taxes

As described in Note 1c above, the company adopted the provisions of FIN 48 as of January 1, 2007.

The adoption of FIN 48 resulted in a non-material cumulative impact to retained earnings. Following is a reconciliation of the total amounts of the company’s unrecognized tax benefits at the beginning and the end of the year ended on December 31, 2007:

U.S. dollar in thousand

Balance at beginning of year	-
Increases in unrecognized tax benefits as a
result of tax positions taken during a prior
period	4

Balance at end of year	4

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Accounts receivable:

	December 31
	2007	2006
	U.S. dollar in thousands

Government authorities	$32
Income from management fee	49
Prepaid expenses	7
Related parties		5
Other	11

	$99	$5

b.	Accounts payable and accruals:

Payroll and related expenses	$1	$1
Related parties	133	227
Accrued expenses	325	27
Trade	14
Other		6

	$473	$261

Statement of operations:

c.	General and administrative expenses:

	Year ended December 31
	2007	2006	2005
	U.S. dollar in thousands

Liquidators fees		$24	$24
Directors fees	43
Payroll and related expenses	8	12	12
Rent and office maintenance	36	19	16
Management fee	133
Professional fees	346	7	23
Other	41	29	28

	$607	$91	$103

d.	Financial income (expenses) - net:

Interest income, net	$445	$19	$1
Other	8	(2)	(4)

	$453	$17	$(3)

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 10 – RELATED PARTIES – TRANSACTIONS AND BALANCES:

a.	Transactions with related parties:

	Year ended December 31
	2007	2006	2005
	U.S. dollar in thousands

Rent expenses (1)	$15	$19	$16

Management fee (2)	$133	-,-	-,-

Other general and administrative
expenses (3)	-,-	-,-	$8

(1) See note 5c.
(2) See note 5d.
(3) To Storage, in respect of services received until April 2005.

b.	Related party balances:

	December 31
	2007	2006
	U.S. dollar in thousands

Accounts receivable (1)	-,-	$5

Accounts payables (2)	$133	$227

(1) See note 5c.

(2) See note 5d.

c.	Under the Company’s 1993 Stock Option Plan (see note 7c(1)), the Company granted the CEO of the Company and the then serving chairmen of the board, on November 30, 2000, 356,550 options with exercise price of $3.63 as follows:

55,600 of the options had no vesting terms, the remaining options vested annually in four equal batches, from March 22, 2001 until March 21, 2004. All options expired on November 30, 2006.

d.	As to options granted during 2007 to the CEO and then serving Chairman of the Board, see note 5b(2).

e.	As to directors’ compensation, see note 5b(2).

f.	As to liquidators’ compensation, see note 5a.

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(An Israeli corporation)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11 – SUBSEQUENT EVENTS:

a.	On February 28, 2008 Witech signed an agreement with one of IIS shareholders to receive a loan in the amount of $400,000. The loan with its accrued interest will be repaid on July 1, 2008 with a monthly interest rate of 0.917%.

In addition, IIS has issued to the lender warrants exercisable for 160,000 ordinary shares of IIS at the price per share of $0.44, and will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction, as defined in the agreement.

b.	On April 10, 2008, CDRide Corp., a US subsidiary of Witech (“CDRide”) signed and agreement with a company whose beneficial shareholders are affiliated with the beneficial shareholders of CDC Holdings Ltd., which holds 5.44% of the issued and outstanding share capital of IIS, to borrow an aggregate amount of up to $1,400,000 in three installments and upon meeting certain milestones as set forth in the agreement. An initial advance of $850,000 was granted on April, 13, 2008, and a second advance of $300,000 on June 11, 2008. Each advance shall accrue interest at the rate of 0.8% for each month or part thereof that such Advance is outstanding. The principal or any part thereof that is outstanding at such time, with its accrued interest, shall be repayable on the earliest of (i) June 30, 2008; (ii) upon the closing of an investment in either of CDRide, Witech or IIS; or (iii) the raising of debt financing (including convertible debt) by any of CDRide, Witech or IIS. The remaining $250,000 will be disbursed at the discretion of the lender if required to repay bank financing.

The repayment of the Loan Amount, the Interest and any other amount due to the lender under this Agreement, shall be secured by a pledge on future income of CDRide as well as a guaranty by the Company and Witech.

At the agreement day, IIS also issued to the lender warrants exercisable for 560,000 ordinary shares at the price per share equal to the lower of (i) $0.44 and (ii) the price per share of the shares of IIS reflected in an investment in IIS through equity or convertible debt.

c.	In May 6, 2008, the Company’s Compensation committee approved the grant of stock options to Witech’s employees, in accordance with the 2007 options plan of the Company (see note 7c(2)), to purchase an aggregate of 731,000 shares of the Company at an exercise price of $0.44, vesting in six (6) semi- annual installments as long as each such employee continues to be employed by Witech. The fair value of the above options on the date of the said approval is $252,884 using the Black Scholes option-pricing model and is based on the following assumptions: dividend yield of 0%; expected volatility of 141%; risk-free interest rates of 3.88%; and expected lives of 5.66 years.

WITECH COMMUNICATIONS LTD

(An Israeli corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

WITECH COMMUNICATIONS LTD

(An Israeli corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

The amounts are stated in U.S. dollars ($)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

WITECH COMMUNICATIONS LTD

We have audited the consolidated balance sheets of Witech Communications Ltd (the “Company”) and its subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in capital deficiency and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2007 and 2006 and the consolidated results of their operations, changes in capital deficiency and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has net losses for the period from inception (February 1, 2004) through December 31, 2007, as well as negative cash flow from operating activities. Currently, the Company does not have sufficient cash resources to meet its requirements in the twelve months following January 1, 2008. These reasons raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tel-Aviv, Israel	Kesselman & Kesselman
June 30, 2008	Certified Public Accountant (Isr.)
A member of PricewaterhouseCoopers
International Limited

W – 2

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31

	2007	2006

A s s e t s
CURRENT ASSETS:
Cash	$53	$31
Restricted bank deposit	51	31
Accounts receivable	513	*77

T o t a l current assets	617	139

FUNDS IN RESPECT OF EMPLOYEE RIGHTS UPON RETIREMENT (note 6)	120	43

LONG TERM DEPOSITS AND PREPAID EXPENSES (note 2)	78	*24

FIXED ASSETS, net (note 3)	1,672	757

T o t a l assets	$2,487	$963

* Reclassified.

/s/ Robi Hartman	/s/ Charles Moss	/s/ Yifat Zommer

Robi Hartman	Charles Moss	Yifat Zommer

Chairman of the Board	Chief Executive	Chief Financial
of Directors	Officer	Officer

The accompanying notes are an integral part of the consolidated financial statements.

W – 3

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31

	2007	2006

Liabilities net of capital deficiency

CURRENT LIABILITIES:
Credit and current maturities of long term loans from banks	$361	$	*253
Short terms loans and convertible loans and current maturities of long term loans from others	5,501		*216
Accounts payable and accruals:
Trade payables	271		92
Other	1,095		475

T o t a l current liabilities	7,228		1,036

LONG-TERM LIABILITIES:
Loans (net of current maturities):
Bank loans (note 4d)	142		137
Other loans and convertible loans (note 4)	303		801
Warrants issued to a bank (note 4d)	203		131
Provision for uncertain tax position	89
Liability for employee rights upon retirement (note 6)	178		67

T o t a l long-term liabilities	915		1,136

T o t a l liabilities	8,143		2,172

COMMITMENTS AND CONTINGENT LIABILITIES, see note 7

CAPITAL DEFICIENCY:
Ordinary shares of NIS 0.1 par value at December 31, 2007 and 2006:
Authorized - 500,000 shares; issued and outstanding 26,527 shares and 25,000 shares, respectively	1		1
Additional paid-in capital	2,448		1,536
Accumulated deficit	(8,105)		(2,746)

T o t a l capital deficiency	$(5,656)		$(1,209)

T o t a l liabilities net of capital deficiency	$2,487		$963

* Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

W – 4

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2007	2006	2005

REVENUES	$1,524	$272	$25
COST OF REVENUES	2,681	740	57

GROSS LOSS	(1,157)	(468)	(32)
RESEARCH AND DEVELOPMENT EXPENSES, net	258	407	200
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,990	820	208

OPERATING LOSS	(4,405)	(1,695)	(440)
FINANCIAL EXPENSES, net	852	316	14

LOSS BEFORE TAXES ON INCOME	(5,257)	(2,011)	(454)
TAXES ON INCOME	(102)	(5)

NET LOSS	$(5,359)	$(2,016)	$(454)

NET LOSS PER SHARE -
basic and diluted	$(213.7)	$(105.4)	$(29.4)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTING LOSS PER ORDINARY SHARES -
basic and diluted	25,071	19,125	15,421

The accompanying notes are an integral part of the consolidated financial statements.

W – 5

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED STATEMENTS OF CAPITAL DEFICIENCY
(U.S dollars in thousands, except share data)

	Ordinary shares

	Total Number of shares	Shares issued to be held by the Company	Total Number of Shares, net of shares issued to be held by the Company	Amount	Additional Paid-in capital	Accumulated deficit	Total capital deficiency

BALANCE AS OF JANUARY 1, 2005	2,000	720	1,280	*	$230	$(276)		$(46)
CHANGES DURING 2005:
Issuance of share capital and receipts on account of shares		(469)	469	*	570			570
Net loss						(454)		(454)

BALANCE AS OF DECEMBER 31, 2005	2,000	251	1,749	*	$800	$(730)		$70
CHANGES DURING 2006:
Stock based compensation related to shares granted to an employee (see note 8b(2))		(1,033)	1,033		233			233
Stock split (see note 8a(2))	18,000	1,953	16,047	$1	(1)
Shares issued to be held by the Company (see note 8a(3))	5,000	5,000
Issuance of share capital (see note 8a(5))		(2,444)	2,444	*	418			418
Conversion of a loan into shares (see note 8a(4))		(365)	365	*	86			86
Net loss						(2,016)		(2,016)

BALANCE AS OF DECEMBER 31, 2006	25,000	3,362	21,638	$1	$1,536	$(2,746)		$(1,209)
CHANGES DURING 2007:
Stock based compensation related to options granted to employees (see note 8b(1))					122			122
Exercise of options granted to employees	1,000		1,000	*			*
Shares issued to be held by the Company (see note 8a(3))	492	492
Issuance of share capital (see note 8a(5))		(2,417)	2,417	*	484			484
Issuance of shares in respect of loan granted (see note 8a(7))	35		35	*	7			7
Conversion of loans (see note 8a(6))		(753)	753	*	176			176
Conversion of loan by shareholder (see note 4e(4))		(684)	684	*	123			123
Net loss						(5,359)		(5,359)

BALANCE AS OF DECEMBER 31, 2007	26,527	-,-	26,527	$1	$2,448	$(8,105)		$(5,656)

          * Represents an amount of less than $1,000.

The accompanying notes are an integral part of the consolidated financial statements.

W – 6

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S dollars in thousands)

	Year ended December 31

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,359)	$(2,016)	$(454)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	710	197	32
Changes in accrued liability for employee rights upon retirement	111	39	27
Impairment of fixed assets	478
Loss (gain) on amounts funded in respect of employee rights upon retirement	4	(7)	(2)
Share based compensation	122	233
Inducement of conversion rights	88
Increase in provision for uncertain tax position	89
Accrued interest in respect of loans received	560	229
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(490)	9	(99)
Increase in accounts payable and accruals	799	497	31

Net cash used in operating activities	(2,888)	(819)	(465)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(2,103)	(827)	(156)
Investment grants relating to fixed assets		16	24
Investment in a restricted bank deposit	(20)	(31)
Amounts funded in respect of employee rights upon retirement	(81)	(21)	(12)

Net cash used in investing activities	(2,204)	(863)	(144)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit from banks – net	(12)	43	(33)
Long term loans received from banks and warrants issued to a bank	270	400
Long term convertible loans received from others		156	90
Short term loans and convertible loans received from others	4,790	685
Discharge of short-term loans	(200)
Discharge of long-term loans	(218)
Issuance of share capital	484	409	570

Net cash provided by financing activities	5,114	1,693	627

INCREASE IN CASH AND CASH EQUIVALENTS	22	11	18
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	31	20	2

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$53	$31	$20

SUPPLEMENTARY INFORMATION ON FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Conversion of loans into ordinary shares	$211	$86	-,-

Issuance of shares to an employee as a settlement of a liability	-,-	$9	-,-

* Represents an amount of less than $1,000.

The accompanying notes are an integral part of the consolidated financial statements.

W – 7

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES:

	a.	General:

		1)	Operations

Witech Communications Ltd. (the “Company”) was established in Israel in 2004. The Company operates in one operating segment - development and manufacture of wireless video technology, and provides wireless video solutions for diverse commercial application systems. The system marketed currently, captures dynamic videos, for installation on roller coasters and other thrill rides in amusement parks. The revenue of the Company is mainly derived from the sale of DVDs and other media products to roller coasters riders, which were filmed by the Company’s systems. The Company and its subsidiary (the “Group”) signed contracts with amusement parks according to which it was granted the right to operate the systems in the said parks and is entitled to a percentage of revenue from the sale of DVDs. In 2007, the company also sold one system. The sales in the US, which represent the majority of the Group’s sales, are done through a wholly owned subsidiary, CDRide Corp. (“CDRide”) which was established in June 2005 and registered in the state of Delaware.

		2)	Share exchange agreement

On February 20, 2007, the Company signed a Memorandum Of Agreement (“MOA”) with I.I.S Intelligent Information Systems Limited (“IIS”) with respect to a contemplated merger between the Company and IIS, under which IIS is to acquire full control and ownership of the Company, in consideration of 50% of IIS’s shares.

On November 5, 2007, the Company signed a Share Exchange Agreement (the “Exchange Agreement”) with IIS shareholders, which was approved on December 20, 2007 by IIS’s general shareholders meeting, for the acquisition of all the outstanding shares of the Company in exchange for the issuance of 11,552,229 shares of IIS to the shareholders of the Company, representing 50% of the issued and outstanding shares of IIS less those shares due to IIS by virtue of the loan agreement between IIS and the Company (see also note 4e(1)).

Following the transaction, the Company became a wholly owned subsidiary of IIS.

According to the agreement, IIS will grant stock options to senior management and shareholders of the Company to purchase an aggregate amount of 2,300,000 shares of IIS at an exercise price equal to the average trading share price during the twenty (20) trading days prior to the Closing, vesting in eight (8) semi - annual installments as long as each such executive continues to be employed by IIS.

W – 8

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

In addition, according to the agreement, IIS will increase the shares reserved for issuance to directors, employees, consultants and service providers of IIS and its subsidiaries pursuant to its incentive stock option plans by an additional 1,000,000 shares so that the total amount of shares reserved for issuance pursuant to such plan will be 3,300,000.

In addition, IIS will issue to all registered shareholders of IIS as of November 9, 2007 (the “record date”) warrants to purchase an aggregate of 4,600,000 Ordinary Shares of IIS nominal value NIS 0.003 per share, on a pro-rata basis according to the percentage of holding of each such shareholder in the issued and outstanding share capital of IIS on such record date. These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” means each of (i) merger, acquisition or reorganization of IIS with one or more other entities in which IIS is not the surviving entity, or (ii) a sale of all or substantially all of the assets or shares of IIS. The exercise price of each warrant has been set at 0.44$per share, based on the average trading price per share of IIS’s Ordinary Shares during the twenty trading days prior to the Closing.

These warrants will be non-transferable and non-exercisable until all applicable Israeli and United States securities laws and regulations have been complied with in connection with the warrants and the underlying shares, including without limitation, that a registration statement covering the underlying shares is declared effective by the United States Securities and Exchange Commission.

The closing of the transaction was on January 2, 2008.

	3)	Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has accumulated net losses for the period from inception (February 1, 2004) through December 31, 2007 of $8,105 thousands, as well as negative cash flow from operating activities for the year ended 31 December 2007 of $2,888 thousands. Currently, the Company does not have sufficient cash resources to meet its requirements in the twelve months following January 1, 2008. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is in the process of evaluating various financing alternatives. Although there is no assurance that the Company will be successful with those initiatives, management is of the opinion that it will be able to secure the necessary financing as a result of ongoing financing discussions with third party investors and existing shareholders.

These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent on its ability to obtain additional financing as may be required and ultimately to attain profitability.

W – 9

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

		4)	Accounting principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies were applied on a consistent basis.

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

	b.	Principles of consolidation:

		1)	The consolidated financial statements include the accounts of the Company and its subsidiary.

		2)	Intercompany balances and transactions were eliminated in consolidation.

W – 10

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	c.	Fixed assets

Fixed assets are stated at cost, net of accumulated depreciation and of related investment grants received from the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel (the “OCS”) (see also note 6c) in the depreciated amount of $12,274 and $28,540 as of December 31, 2007 and 2006, respectively. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	7
Installed systems	33

Direct labor and overhead costs related to the construction and installation of fixed assets that are required to bring the asset to its intended use, are capitalized to the extent that it is expected that they are to generate economic future benefits. The direct payroll and related costs of employees that are related to construction and installation activities are capitalized based on specific time devoted to these activities where identifiable. Maintenance and repairs are charged to expenses as incurred.

d.	Deferred income taxes

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

Valuation allowance in respect of the deferred tax assets is provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. The Group has provided a full valuation allowance with respect to its deferred tax assets as it expects that it is more likely than not that it will not have taxable income in the foreseeable future.

Taxes that would apply in the event of disposal of investments in its non-Israeli subsidiary have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold these investments, not to realize them.

W – 11

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

As of January 1, 2007, the Group adopted FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109’ (“FIN 48”). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. The Group’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes. The adoption of FIN 48 resulted in a non-material impact on the financial statements. See also note 8(h).

	e.	Revenue recognition

Revenues from sales of DVDs and other media products to roller coaster riders, which were filmed by the Company’s systems, are recognized at the point of sale on a net basis pursuant to EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”, based on the percentage stated in the agreements with the amusement parks (see also note 1a(1)).

Revenue from sale of systems is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the company has determined that collection of the fee is probable, in accordance with Staff Accounting Bulletin (SAB) No. 104 – “Revenue Recognition”.

	f.	Research and development

Research and development costs are expensed as incurred and consist primarily of personnel, facilities, equipment, and supplies for research and development activities. Grants received from the Office of the Chief Scientist (“OCS”) are recognized when the grants become receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. The grants are deducted from the related research and development expenses as the costs are incurred. See also note 6c.

W – 12

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	g.	Net loss per share

Basic and diluted net loss per share is computed by dividing net loss attributed to ordinary shares for the period by the weighted average number of ordinary shares outstanding during the period after giving retroactive effect to the stock split effected on February 20, 2006, see note 7a(1). The calculation of diluted net loss per share excludes potential additional ordinary shares issuable upon the conversion of stock options, warrants and convertible loans as their effect was anti-dilutive.

	h.	Stock - based compensation

Effective January 1, 2006, the Group adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123(R)”). FAS 123(R) supersedes APB 25 and related interpretations and amends Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (“FAS 95”). FAS 123(R) requires awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

For information about the Company’s option plan see note 7b.

	i.	Fair value of financial instruments

In view of their nature, the fair value of the financial instruments included in the working capital of the Group is usually identical or close to their carrying value.

The carrying amounts of the Group’s long-term assets, long-term loans payable, and other long-term liabilities approximate their fair value.

W – 13

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	j.	Concentration of credit risks

Financial instruments that subject the Group to credit risk consist of cash, restricted cash deposits and account receivables. These balances do not represent a substantial concentration of credit risks at December 31, 2007.

	k.	Impairment of long-lived assets

Under FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”), the Group reviews long-lived assets, to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

During 2007, the Group has recorded $478,398 as impairment charges, that was recognized as cost of revenues as of December 31, 2007. See also note 3a.

	l.	Advertising costs

Cost related to advertising and promotion of products, which amounted to $13 thousands, $83 thousands and $3 thousands for the years ended December 31, 2007, 2006 and 2005, respectively, are charged to selling, general and administrative expenses as incurred.

	m.	Newly issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which provides guidance for using fair value to measure assets and liabilities. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Group), and interim periods within those fiscal years.

W – 14

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

Subsequent to the issuance of SFAS 157, the FASB issued FSP No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP 157-1”) and FSP No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-1 excludes, in certain circumstances, SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under statement 13 from the provision of SFAS 157. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 defers the effective date of SFAS 157 for such instruments to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years (January 1, 2009, for the Group). The Group does not expect the adoption of SFAS 157 to have a material impact on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting, but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Group). Were the Group to elect the fair value option for its existing assets and liabilities, the effect as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of comprehensive loss. The Group does not expect the adoption of SFAS 159 to have a material impact on its results of operations and financial position.

W – 15

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. The provisions of EITF 07-3 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Group). Early application is prohibited. The provisions of EITF 07-3 are applicable for new contracts entered into on or after the effective date. The Group does not expect the adoption of EITF 07-3 to have a material impact on its results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”) which replaces SFAS No 141. SFAS 141R changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years (January 1, 2009, for the Group). Early application is prohibited. The Group does not expect the adoption of SFAS 141R to have a material impact on its results of operations and financial position.

In December 2007, the FASB ratified EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”). EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008 (January 1, 2009, for the Group). EITF 07-1 shall be applied using a modified version of retrospective transition for those arrangements in place at the effective date. Companies are required to report the effects of applying EITF-07-1 as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date, unless it is impracticable to apply the effects of the change retrospectively. The Group is currently assessing the impact that EITF 07-1 may have on its results of operations and financial position.

W – 16

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

In December 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of

Topic 14, Share-Based Payment, of the Staff Accounting Bulletin Series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. The Group currently uses the “simplified” method to estimate the expected term for share option grants as the group does not have enough historical experience to provide a reasonable estimate. The Group will continue to use the “simplified” method until we have enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110. SAB 110 is effective for the group on January 1, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”).

SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings.

SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests.

SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Group will be required to adopt SFAS 160 on January 1, 2009. The Group does not expect the adoption of SFAS 160 to have a material impact on its results of operations and financial position.

W – 17

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

In May 2008, the FASB issued FAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”). FAS 162 identifies the sources of accounting generally accepted accounting principles in the United States. FAS 162 is effective sixty days following the SEC’s approval of PCAOB amendments to AU Section 411, “The Meaning of ‘Present Fairly in Conformity With Generally Accepted Accounting Principles’“. The Group is currently assessing the impact, if any, that FAS 162 may have on its results of operations and financial position.

NOTE 2 –	LONG TERM DEPOSITS AND PREPAID EXPENSES

	December 31,

	2007	2006

Deposits in respect of vehicles lease agreements	$24	$3
Prepaid expenses in respect of booth constructions in amusement parks	54	21

	$78	$24

NOTE 3 –	FIXED ASSETS:

	a.	Composition of assets, grouped by major classifications, is as follows:

	December 31

	2007	2006

	U.S. dollars in thousands

Cost:
Computers and peripheral equipment	$184	$41
Office furniture and equipment	11	10
Installed systems	2,732	941
Systems under construction	168

	3,095	992
Less - accumulated depreciation	(945)	(235)
Impairment of installed systems (see d. below)	(478)

Net carrying amount	$1,672	$757

b.	Depreciation expenses totaled $710, $197 and $32 for the years ended December 31, 2007, 2006 and 2005 respectively.

c.	As for pledges – see note 6a.

d.

In December 2007 as a result of the change in expectations relating to the economic environment in which the Company operates that caused a decrease in the forecasted revenues generated from certain installed systems, the Company tested the installed system for impairment and calculated the fair value of such long-lived assets using a discounted cash flow technique which resulted in a total impairment of $478 thousands which was included in cost of revenues.

The Company calculated the fair value of the installed systems based on the discounted cash-flow method.

W – 18

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	LONG-TERM LOANS AND CONVERTIBLE LOANS:

	a.	Long term loans are composed as follows:

	December 31

	2007	2006

	U.S. dollars in thousands

Loans from banks (see d. below)	$451	$326
Loans from others* (see f. and h. below)	242	293
Convertible loans from others (see e. and h. below)	654	724

	1,347	1,343

Less - current maturities (see note 9b)	(902)	(405)

	$445	$938

*	Including loan from Opcom Ltd (“Opcom”), a company controlled and owned by the CEO and shareholder of the Company in the amount of $59 thousands.

Presented in the balance sheet as follows:

	December 31

	2007	2006

	U.S. dollars in thousands

Long term loans:
Bank loans	$142	$137
Other loans	303	801

	$445	$938

Short term loans:
Current maturities of long-term loans from Banks	$309	$189
Current maturities of long-term loans from others	593	216

	$902	$405

W – 19

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	LONG-TERM LOANS AND CONVERTIBLE LOANS (continued):

	b.	Classified by currency of repayment, linkage terms and interest rates, the total amount of the liabilities (before deduction of current maturities) is as follows:

	December 31

	2007	2006

C u r r e n c y	Interest rates	A m o u n t

	%	U.S. dollars in thousands

U.S. dollars	7.82%-42.5%**	955	*$1,017
U.S. dollars	Libor+4.5-5%	392	326

		$1,347	$1,343

	* Reclassified.
	** Mainly 40.5%.

c.	The loans (net of current maturities) mature in the following years after the balance sheet dates:

	December 31

	2007	2006

	U.S. dollars in thousands

Second year	$318	$693
Third year	121	187
Fourth year	6	58

	$445	$938

d.	Bank loans

On June 21, 2006 and July 3, 2006, the Company was granted loans from Mizrahi-Tefahot bank (“the Bank”) in an aggregate amount of $400,000. The loans bear an annual interest rate of Libor+5%. The principal amount is to be repaid in 12 monthly installments commencing 12 months from grant date. The interest on one of the loans is to be repaid in 24 months, commencing one month from the grant date, the interest on the other loan is to be repaid with the principal installments.

On the dates both loans were received and in their respect, the Company granted the Bank warrants to purchase in aggregate, 4% of the then outstanding Company’s share capital, on a fully diluted basis, for no consideration, exercisable at any time for a period of 6 years commencing at grant date.

The bank also received a PUT option to sell back to the Company those warrants for the amount of $400,000. The PUT option was to be exercised, in whole or in part, at the end of 4 years after grant date and in accordance with the provisions stated in the agreements, among them the right of early exercise in case of an exit, as defined in the agreement.

W – 20

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	LONG-TERM LOANS AND CONVERTIBLE LOANS (continued):

Based on APB 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” the allocation of the proceeds from the bank was based on allocation of full fair value to the warrant and the residual proceeds to the loans.

On December 31, 2007, the Company and the Bank signed a Notice and Agreement of Exercise And Redemption (“the Notice”) in respect of the warrants and related PUT options that were granted to the Bank as described above. According to the Notice, subject to closing, the Bank will receive 610 ordinary shares of the Company on account of half of the warrants mentioned above. The second half of the warrant is to be redeemed and converted by exercising the PUT option for an amount of $200,000. After that, the Bank has no further rights under the warrants.

On December 16, 2007, the Company paid an amount of $200,000 on account of the redemption of the warrant mentioned above, on the same date the bank granted a new loan in the amount of $200,000, which bears an annual interest rate of Libor+4.5% and will be repaid in 12 monthly installments commencing July 2008.

The shares in respect with the Notice mentioned above were issued at the closing date (see also note 1a(2)).

	e.	Convertible loans from others:

1)

On November 30, 2005 the Company was granted a loan in the amount of $90,206 by a lender. The loan bears an effective annual interest rate of 11.8%. According to the original terms of the loan the principal amount and interest was to be repaid 24 months after the grant date. In addition the lender may convert the loan into the Company’s shares at an increasing conversion ratio as a factor of time. See note 8a(4) in respect to conversion of the interest incurred on the loan up to December 15, 2006. See h. below in respect of postponement of repayment date and cancellation of conversion rights.

2)

On January 10, 2006 and February 5, 2006, the Company was granted loans in the amount of $100,000 and $50,000, respectively from two lenders. These loans bear an effective annual interest rate of 40.5%. The principal amount and interest was to be repaid in 4 annual installments commencing 12 months from grant date.

According to the terms of the loans, should the Company not be able to repay the first installment, the lenders would be entitled to choose to either convert the said installment into the Company’s shares or postpone the payment in consideration for an additional interest. In case that the Company would not be able to repay the loans, each installment would be converted into a certain percentage of the Company’s share capital, at the date of conversion.

W – 21

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	LONG-TERM LOANS AND CONVERTIBLE LOANS (continued):

When the final installment was to be due, the lender had the right to receive shares comprising a certain percentage of the Company’s issued shares, in lieu of $50,000 and $25,000, respectively, which would be deducted from the final payment.

The amount of the installments may be adjusted according to a formula detailed in the agreements based on certain operational indexes of the Company which it did not yet achieve. In any case, the total amount of repayment will not be less than $150,000 and $75,000, respectively.

On January 20, 2007 an amount of $70,809 ($50,000 principal and $20,809 interest out of $100,000 loan) was converted into 311 shares of the Company. See h. below in respect of postponement of repayment date and cancellation of conversion rights.

3)

On May 16, 2006 the Company signed loan agreements with a group of lenders (“the lenders”) in the total amount of $360,000. The loans bear an annual interest rate of LIBOR +9%. According to the original terms of the loan the principal amount and interest was to be repaid 18 months after the grant date in 18 equal installments. According to the loan agreement, the lender may convert the loan into 4% of the Company’s outstanding share capital on a fully diluted basis.

On April 22, 2007, an agreement was signed between the Company and the lenders, in anticipation of a proposed merger with IIS (“the merger”) to remove the pledge on all of the Company’s assets that was registered in the lender’s favor in accordance with the loan agreement mentioned above. As a condition to granting the above consent, the Company shall repay the interest on the loan no later than the date of merger with IIS. (See h. below in respect of postponement of repayment date).

In addition, the said agreement changed the conversion rights as follows: in the event that merger occurs, the loan shall be converted into 7% of the Company’s outstanding share capital, while in the event that a merger does not occur the loan shall be converted into 10% of the Company’s outstanding share capital.

On the Closing date (see also note 1a(2)), the loans were converted into 1,838 shares of the Company.

4)

On August 2, 2007 the Company was granted a loan by the CEO and a shareholder of the Company in an amount of $30,000. The loan bears effective annual interest rate of 12%. The principal amount and interest were to be repaid not later than the end of 2008.

According to the terms of the loan the lender may convert the loan into the Company’s shares at a price of $136 per share.

W – 22

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	LONG-TERM LOANS AND CONVERTIBLE LOANS (continued):

On November 1, 2007 an amount of $34,498 ($30,000 principal and $4,498 interest) was converted, at an induced conversion rate, into 684 shares of the Company. The benefit amount resulting from said induced conversion in the amount of $88,212 was recognized as an expense.

	f.	As to pledges – see note 6a.

g.

According to the Exchange Agreement, at the date of the closing, a) the repayment date of liabilities in the total amount of $630,000 (including, inter alia, loans described in f(1) and f(2) above, accrued interest described in f(3) above and a contingent liability of approximately $110 thousands in respect of finders’ fee, see note 6(d)) will be postponed until IIS raises at least $6 million in equity or convertible debt financing (up to the date of issuance these financial statements, $1.655 million of this amount has already been raised), b) warrants and other rights to purchase the Company’s shares will be expired.

NOTE 5 –	SHORT-TERM LOANS AND CONVERTIBLE LOANS:

Loans from IIS:

1)

On April 23, 2007 and May 28, 2007, IIS signed loan agreements with the Company to grant an aggregate principal amount of $3,000,000 to the Company. The loans bear an annual interest rate of LIBOR plus 5%, whilst in the event that the Exchange Agreement with IIS is not consummated, the interest on the loan will be increased to LIBOR plus 10% retroactively to the date it was granted. The maturity date was determined as the earlier of (i) 90 days following the termination of the MOA (ii) January 20, 2008.

The interest accrued in respect of these loans has been included in these Financial statements based on LIBOR plus 10%.

In connection with these loans, the Company issued promissory notes to IIS. According to these promissory notes, IIS had the right at any time following an event of default, as defined in the agreement, or in the event that the Exchange Agreement is not consummated, to convert any unpaid amount into fully-paid up and duly issued shares of the Company at a pre-conversion fully-diluted valuation of $5,000,000.

The loan agreements include certain covenants. The Company satisfied the respective covenants as at December 31, 2007.

Effective January 20, 2008 the loans and the accrued interest up to that date were converted into capital notes denominated in NIS, bearing no interest and repayable at request, but not before the expiration of a period of 5 years. In occasion of liquidation of the Company, amounts to be paid in respect of these capital notes are subordinate to all other debts.

W – 23

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –	SHORT-TERM LOANS AND CONVERTIBLE LOANS (continued):

2)

From August to November, 2007 the Company was granted loans from IIS in an aggregate amount of $1,590,000. The loans bear an interest rate of 1.5% per month. According to the original agreements, the maturity date was December 16, 2007, whilst in December 2007 the maturity date was lengthened by additional three months on the same terms. In addition, for every month or part thereof that the principal amount for each loan (including interest) or part thereof shall be outstanding, IIS will be entitled to newly issued ordinary shares of the Company equal to 0.0259% of the issued and outstanding share capital of the Company, on a fully diluted basis. According to the alternative settlement of the above mentioned shares as stipulated in the loan agreements, due to the fact that the exchange agreement was closed prior to issuance of the shares, the amount of shares of IIS that the shareholders of the Company received in such exchange agreement has been reduced by 64 shares The loans are secured by a pledge over the shares of the Company held by certain shareholders.

Effective March 16, 2008 the loans and the accrued interest up to that date were converted into capital notes denominated in NIS, bearing no interest and repayable at request, but not before the expiration of a period of 5 years. In occasion of liquidation of the Company, amounts to be paid in respect of these capital notes are subordinate to all other debts.

NOTE 6 –	EMPLOYEE RIGHTS UPON RETIREMENT:

a.

Israeli law generally requires payment of severance pay and/or pensions upon dismissal of an employee or upon termination of employment in certain other circumstances. Other the describe below, the severance pay liabilities are fully provided for in these consolidated financial statements, as if it was payable at each balance sheet date on an undiscounted basis, based upon the number of years of service and the most recent monthly salary of the Company’s employee.

The amounts funded are presented as non-current assets. The severance pay expenses were $101 thousand and $21 thousand in the years ended December 31, 2007 and 2006, respectively.

In accordance with the Company’s current employment agreements with certain employees, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon retirement. The Company is fully relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected in the balance sheets, as the amounts funded are not under the control and management of the Company and the risks have been irrevocably transferred to the applicable insurance companies.

W – 24

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 –	EMPLOYEE RIGHTS UPON RETIREMENT (continued):

	b.	Cash flow information regarding the Company’s liability for employee rights upon retirement:

1)

For the years ended December 31, 2007 and 2006, the Company contributed to insurance companies, in respect of its severance obligations to its Israeli employees, $81,000 and $21,000, respectively, and expects to contribute, in 2008, $152,000 to insurance companies in respect of its severance obligations to its Israeli employees.

2)

Due to the relatively young age of the Company’s and its subsidiary’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employees’ current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the subsidiary before their normal retirement age.

NOTE 7 –	COMMITMENTS AND CONTINGENT LIABILITIES:

	a.	The Company has on-going collateral including rights derived from, on all its assets, and fixed collateral on its share capital and goodwill in favor of the Bank (see note 4d) and IIS (See note 5).

b.

In February 2007 the Company signed an agreement (“the Lease agreement”) for the lease of its facilities for a period of one year ending on March 1, 2008. The monthly rental payments are in the amount of $6,600. In addition, the Company has agreed to pay a monthly amount of $900 in respect of management and maintenance fee. Lease expenses totaled to $154 thousand, $55 thousand and $5 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. On March 12, 2008 the Company signed an extension to the Lease agreement, according to which the original leasing period was extended until December 31, 2008, and additional area was leased for a monthly rate of $350.

	c.	Royalties to the OCS

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

As of December 31, 2007, the Company has outstanding contingent obligations to pay royalties in the amount of $91,000 in respect of future sales of products derived from such research and development. Royalty expenses amounted to $55 thousands, $3 thousands and $3 thousands for the years ended 2007, 2006 and 2005 respectively.

W – 25

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d.

On January 23, 2007, the Company signed an agreement which settles the finder’s fee (subject to closing) in respect of the share exchange agreement with IIS. The finder group included one of the then directors of the Company. According to the agreement with the finder, the Company will pay in cash 2.25% of $4,900,000 (see note 4h in respect of postponement of repayment), which represents the estimated balance of cash in IIS at that date, and 4.7% of the ordinary shares of the Company which were converted into 545,270 IIS shares at the Closing date (see note 1a (1)).

e.

In June, 2007 the Company entered into a lease agreement for offices for a monthly rental of $20,000 commencing from March 2008 for 121 month. The Company did not occupy the premises and has not made any payments under this agreement. An amount of approximately $62 thousands is provided on behalf of potential fee requirement.

NOTE 8 –	SHAREHOLDERS’ EQUITY:

	a.	Share capital:

		1)	Composed as follows:

	Number of shares

	Authorized	Issued and paid

		December 31
	December 31, 2007 and 2006
		2007	2006

Ordinary shares of NIS 0.1 par value	500,000	26,527	25,000

2)	On February 20, 2006, the Company executed a stock split by distributing, prorata, to its shareholders 18,000 ordinary shares of NIS 0.1 par value, for no consideration.

3)	On September 1, 2006 and January 10, 2007, the Company issued 5,000 and 492 ordinary shares of NIS 0.1 par value for no consideration to be held by the Company, respectively.

4)

On December 15, 2006, a non-convertible loan that was received by the Company from a lender on March 23, 2006 in the amount of $74,709 ($59,957 principal and $14,752 interest), together with the accumulated interest on the loan granted from the same lender as described in 4f(1), which amounted to $10,647, were converted into 365 ordinary shares of NIS 0.1 par value of the Company. The above amount of $85,356 was classified as equity on the date of conversion.

5)	During 2007, the Company issued 2,417 ordinary shares that were held by the Company, of NIS 0.1 par value, in consideration of $484 thousands.

During 2006, the Company issued 2,444 ordinary shares, of NIS 0.1 par value, that were held by the Company as follows: 2,094 ordinary shares in consideration of $418 thousands and 350 ordinary shares in consideration of receipt on account of shares received in 2005.

W – 26

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SHAREHOLDERS’ EQUITY (continued):

	6)	During 2007, loans in a total amount of $176 thousands were converted into 753 ordinary shares of NIS 0.1 par value of the Company.

	7)	On April 25, 2007, the company issued 35 ordinary shares in respect of loan granted and repaid during 2007.

b.	Employee compensation:

	1)	Company’s option plan

In August 2007 the Board of Directors approved an employee share option plan (hereafter – the Plan), according to which employees and service providers of the Company will receive up to 1,000 options, which could be exercised into NIS 0.1 par value of Company’s ordinary shares. The ordinary shares that will be issued following the exercise of the options will be equal in rights to the Company’s ordinary shares immediately upon exercise. The maximum term of the options is 10 years.

The share option plan is subject to the capital gain track stipulated by the section 102 of the Israeli Income Tax Ordinance. Pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plan - with the exception of the work-income benefit component, if any, determined on the grant date.

In September 2007, the Company granted 1,000 options to employees (out of these options 333 options where granted to the CEO, see also note 10d), at an exercise price of NIS 0.1 per share. All of the options were vested immediately. All of the options were exercised in September 2007. The fair value of these options on the date of grant is $121,550. Given the negligible exercise price, the fair value of these options equaled the fair value of the Company’s shares as of such date which for practical reasons was calculated based on the share price of IIS as of that date.

2)

On June 28, 2006, and August 31, 2006, 800 and 233 shares that were held by the Company, respectively, were granted to an employee at par value and $9,227, respectively. The total fair value of the above shares on the grant dates, based on the Company’s estimates is $233,000.

c.	As to convertible loans and warrants issued - see note 4.

W – 27

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	TAXES:

a.	Corporate taxation in Israel:

	1)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “inflationary adjustments law”).

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli consumer price index (“CPI”). The Company is taxed under this law.

In February 2008, the Knesset (the Israeli parliament), cancelled the provisions of the Inflationary Adjustments Law, and as a result it will no longer apply to the company in 2008 and thereafter.

	2)	Tax rates

The income of the Company is taxed at the statutory rate. The corporate tax rates for 2005 and thereafter, as amended in August 2006 are as follows: 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

b.	Subsidiary outside Israel - CDRide

The subsidiary that is incorporated outside of Israel is assessed for tax under the tax laws in the U.S. The applicable corporate tax rate for the subsidiary is 17%.

Tax expenses related to CDRide are included as part of “taxes on income” in the consolidated statement of operations.

c.	Deferred income taxes

The deferred income taxes are composed as follows:

	December 31

	2007	2006

	U.S. dollar in thousand

Provided for:
Operating loss carryforward	$1,832	$550
Provisions for employee related obligations	25	20

Total	1,857	570
Less – valuation allowance	(1,857)	(570)

	-;-	-;-

The deferred tax assets are computed at the tax rates of 25% as of December 31, 2007 and 2006.

W – 28

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	TAXES (continued):

d.	Carryforward tax losses

As of December 31, 2007, the Company has carryforward tax losses in the amount of approximately $7.33 million which may be carried forward and offset against taxable income in the future for an indefinite period (December 31, 2006 - $2.22 million).

Under the inflationary adjustments law (see a. above), carryforward losses are linked to the Israeli CPI until December 31, 2007.

e.	Tax assessments

The Company and its subsidiary have not yet been assessed for tax purposes since incorporation.

f.	The components of loss before income taxes are as follows:

	Year ended December 31

	2007	2006	2005

	U.S. dollar in thousand

United States	$76	$13	$1
Israel	(5,333)	(2,024)	(455)

	$(5,257)	$(2,011)	$(454)

g.	Reconciliation of theoretical tax expenses to actual tax expenses:

	Year ended December 31

	2007	2006	2005

	U.S. dollar in thousand

Loss before taxes, as reported in the statements of operations	$(5,257)	$(2,011)		$(454)

Theoretical tax benefit at the statutory rate (29%, 31%, 34% for the years ended December 31, 2007, 2006 and 2005, respectively)	$(1,525)	$(623)		$(154)
Changes in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created	1,243	475		111
Difference between the basis of measurement of loss reported for tax purposes and the basis of measurement of loss for financial reporting purposes	158	41		(2)
Difference between tax rates of a US subsidiary	10
Non deductible expenses	123	107		45
Provision for uncertain tax position	89
Other	4	5

	$102	$5	$	-,-

W – 29

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	TAXES (continued):

h.	Uncertainty in income taxes

As described in Note 1d above, the company adopted the provisions of FIN 48 as of January 1, 2007.

The adoption of FIN 48 resulted in a non-material impact on the Financial statements.

Following is a reconciliation of the total amounts of the company’s unrecognized tax benefits at the beginning and the end of the year ended on December 31, 2007:

U.S. dollar in thousand

Balance at beginning of year	-

Increase in unrecognized tax benefits as a result of tax positions taken during a prior period	10

Increase in unrecognized tax benefits as a result of tax positions taken during the current period	79

Balance at end of year	89

NOTE 10 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	December 31

	2007	2006

	U.S. dollar in thousands

a. Accounts receivable:
Government authorities	$49	$26
Payment on account of PUT option	200
OCS		36
Prepaid expenses	98	*4
Amusement parks	68
Related parties	55
Others	43	*11

	$513	$77

* Reclassified

W – 30

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

			December 31

			2007	2006

			U.S. dollar in thousands

b.	Credit and current maturities of long term loans from banks:

	Short-term credit from banks		$52	$64
	Current maturities of long-term loans		309	189

			$361	$253

c.	Short terms loans and current maturities of long term from others:

	Current maturities of long-term loans		593	216
	Short term loans and convertible loans (note 5)		4,908

			$5,501	216

d.	Accounts payables and accruals:

	1)	Trade payable:
		Open accounts	$132	$36
		Checks and notes payable	139	56

			$271	$92

	2)	Other:
		Payroll and related expenses	$269	$250
		Accrued expenses	285	*57
		Accrued liabilities for professional fees	309	*90
		Advanced income	65
		OCS	56
		Related party	7	66
		Other	104	12

			$1,095	$475

* Reclassified.

W – 31

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –	RELATED PARTIES - TRANSACTIONS AND BALANCES:

a.	Transactions with related parties:
		Year ended December 31

		2007	2006

		U.S. dollar in thousands

	Management fees (see c. below)	-,-	$43

	Selling, general and administrative expenses (see d. below)	$40	-,-

	Financing expenses	$102	-,-

b.	Related party balances:

		December 31

		2007	2006

		U.S. dollar in thousands

	Current assets – presented under “Accounts receivable”	$55	-,-

	Current liabilities – presented under “Credit from banks and loans” - “Current maturities of long term loans from others”	$7	$11

	Current liabilities – presented under “Accounts payable and accruals” - “Other payable”	$7	$66

	Long-term liabilities – presented under “Loans” - “Other” (see also note 4a and note 4e(3))	$59	$94

c.

During 2006 the Company paid to Opcom (see also note 4a) $43,000 in respect of management services and operational expenses, according to the agreement signed with Opcom. The agreement expired on December 31, 2006.

d.	In September 2007, the Company granted 333 options to the CEO and shareholder of the Company. The fair value of these options on the date of grant is $40,473.

e.	In November 2007, a loan that was granted by the CEO and shareholder of the Company was converted into 684 ordinary shares of the Company. See also note 4f(1).

W – 32

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –	SEGMENT INFORMATION

The Group operates in one reportable segment.

Disaggregated financial data is provided below as follows: (1) revenues by geographic area and tangible long-lived assets by geographic location; and (2) revenues from principal customers:

	1)	Geographic and by products information

Revenues are attributed to geographic areas based on the location of the customer. The following is a summary of revenues by geographic areas:

	Year ended December 31

	2007	2006	2005

	U.S. dollar in thousands

USA	$1,412	$201	$15
Canada	110	61
Israel	2	10	10

	$1,524	$272	$25

Fixed assets by geographic location are as follows:

	December 31

	2007	2006

	U.S. dollar in thousands

USA	$1,295	$631
Canada	87	105
Israel	290	21

	$1,672	$757

2)	Revenues from principal amusement parks - revenues from single amusement park each of which exceeds 10% of total revenues in the relevant year:

	Year ended December 31

	2007	2006	2005

Park A	33%	0%	0%

Park B	13%	0%	0%

Park C	9%	28%	0%

Park D	7%	22%	0%

Park E	3%	12%	0%

Park F	2%	12%	60%

W – 33

WITECH COMMUNICATIONS LTD
(An Israeli corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 –	SUBSEQUENT EVENTS:

	a.	As to conversion of loans received from IIS into capital notes, see note 4e.

	b.	As to issuance of shares in connection with the Notice signed with the bank, see note 4d.

	c.	As to a loan which was converted into shares, see note 4f(3).

d.

On February 28, 2008 the Company signed an agreement with one of IIS shareholders to receive a loan in the amount of $400,000. The loan with its accrued interest will be repaid on July 1, 2008 with a monthly interest rate of 0.917%.

In addition, IIS has issued to the lender warrants exercisable for 160,000 ordinary shares of IIS at the price per share of $0.44, and will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction, as defined in the agreement.

e.

On April 10, 2008, CDRide signed and agreement with a company whose beneficial shareholders are affiliated with the beneficial shareholders of CDC Holdings Ltd., which holds 5.44% of the issued and outstanding share capital of IIS, to borrow an aggregate amount of up to $1,400,000 in three installments and upon meeting certain milestones as set forth in the agreement. An initial advance of $850,000 was granted on April, 13, 2008, and a second advance of $300,000 on June 11, 2008. Each advance shall accrue interest at the rate of 0.8% for each month or part thereof that such Advance is outstanding. The principal or any part thereof that is outstanding at such time, with its accrued interest, shall be repayable on the earliest of (i) June 30, 2008; (ii) upon the closing of an investment in either of CDRide, Witech or IIS; or (iii) the raising of debt financing (including convertible debt) by any of CDRide, Witech or IIS. The remaining $250,000 will be disbursed at the discretion of the lender if required to repay bank financing.

The repayment of the Loan Amount, the Interest and any other amount due to the lender under this Agreement, shall be secured by a pledge a pledge on future income of CDRide Corp. as well as a guaranty by IIS and Witech.

At the agreement day, IIS also issued to the lender warrants exercisable for 560,000 ordinary shares at the price per share equal to the lower of (i) $0.44 and (ii) the price per share of the shares of IIS reflected in an investment in IIS through equity or convertible debt.

f.

In May 6. 2008, , IIS’s Compensation committee approved the grant of stock options to Witech’s employees, in accordance with the 2007 options plan of IIS, to purchase an aggregate of 731,000 shares of IIS at an exercise price of $0.44, vesting in six (6) semi- annual installments as long as each such employee continues to be employed by the Company. The fair value of the above options on the date of grant is $252,884 using the Black Scholes option-pricing model and was based on the following assumptions: dividend yield of 0%; expected volatility of 141%; risk-free interest rates of 3.88%; and expected lives of 5.66 years.

W – 34